Preliminary Copy

OPPENHEIMER SERIES FUND, INC.
CONNECTICUT MUTUAL INCOME ACCOUNT
2 World Trade Center, New York, New York 10048
1-800-525-7048

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held April 24, 1996

To the Shareholders:

Notice is hereby given that a Special Meeting of the Shareholders of Connecticut Mutual Income Account ("Income Fund" or the "Fund"), a series of Oppenheimer Series Fund, Inc. (the "Company"), an open-end, management investment company (formerly named Connecticut Mutual Investment Accounts, Inc.), will be held at OppenheimerFunds, Inc., 3410 South Galena Street, Denver, Colorado 80231, at 10:00 A.M., Denver time, on April 24, 1996, and any adjournments thereof (the "Meeting"), for the following purposes:

1. To consider and vote upon approval of the Agreement and Plan of Reorganization dated as of March 1, 1996 (the "Reorganization Agreement") by and among Income Fund and Oppenheimer Bond Fund ("Bond Fund"), a series of Oppenheimer Integrity Funds (the "Trust"), and the transactions contemplated thereby (the "Reorganization"), including (i) the transfer of substantially all the assets of Income Fund to Bond Fund in exchange solely for Class A and Class B shares of Bond Fund, (ii) the distribution of such shares of Bond Fund to shareholders of Income Fund in liquidation of Income Fund, and (iii) the cancellation of the outstanding shares of the Fund (the "Proposal"); and

2. To act upon such other matters as may properly come before the Meeting.

The Reorganization is more fully described in the accompanying Proxy Statement and Prospectus and a copy of the Reorganization Agreement is attached as Exhibit A thereto. Income Fund's Class A and Class B shareholders of record at the close of business on March 18, 1996 are entitled to notice of, and to vote at, the Meeting. Please read the Proxy Statement and Prospectus carefully before telling us, through your proxy or in person, how you wish your shares to be voted. The Board of Directors of the Company recommends a vote in favor of the Reorganization. WE URGE YOU TO SIGN, DATE AND MAIL THE ENCLOSED PROXY PROMPTLY.

By Order of the Board of Directors,

Andrew J. Donohue, Secretary

March 18, 1996


Shareholders who do not expect to attend the Meeting are requested to indicate voting instructions on the enclosed proxy and to date, sign and return it in the accompanying postage-paid envelope. To avoid unnecessary duplicate mailings, we ask your cooperation in promptly mailing your proxy no matter how large or small your holdings may be.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED REORGANIZATION

1. What is the Reorganization?
The proposed Reorganization provides for the transfer of substantially all the assets of Connecticut Mutual Income Account ("Income Fund" or the "Fund") to Oppenheimer Bond Fund ("Bond Fund"), the issuance of shares of Bond Fund to Income Fund for distribution to its shareholders and the cancellation of the outstanding shares of Income Fund. The number of shares of Bond Fund that will be received by shareholders of Income Fund will be determined on the basis of the relative net asset values of Bond Fund and Income Fund. Although the number of shares of Bond Fund received by a shareholder of Income Fund may be more or less than the shareholder's holdings of Income Fund shares, the value of the shares of Bond Fund issued in the Reorganization will be equal to the value of the shares previously held in Income Fund.

2. What are the reasons for the Reorganization?
On February 14, 1996, at a meeting of Income Fund's shareholders, the Fund's shareholders voted to approve the appointment of OppenheimerFunds, Inc. ("OFI") as the Fund's investment adviser. In the proxy statement dated December 18, 1995 and the supplement dated January 19, 1996 (the "1995 Proxy Statement") relating to that meeting, the Fund's shareholders were advised that at a later date they would vote on the merger of the Fund into a comparable Oppenheimer mutual fund.

3. What benefits to shareholders may result from this transaction?
The Directors of Income Fund believe that combining these two funds may benefit shareholders of Income Fund by allowing the Fund to capitalize on expected economies of scale in investment research, operations and other important areas.

4. Who is paying the expenses of the Reorganization?
All expenses of the Reorganization will be paid by Massachusetts Mutual Life Insurance Company (which is the indirect parent of G.R. Phelps & Co., Inc., the administrator and previous investment manager of the Fund and of OFI, the Fund's new investment manager).

5. Who is OppenheimerFunds, Inc.?
OppenheimerFunds, Inc. and its subsidiaries are engaged principally in the business of managing, distributing and servicing registered investment companies. OFI is indirectly controlled by Massachusetts Mutual Life Insurance Company ("MassMutual") which controls G.R. Phelps as a result of the merger of MassMutual and Connecticut Mutual Life Insurance Company on March 1, 1996, as described in the 1995 Proxy Statement. As of January 31, 1996, OppenheimerFunds, Inc. and a subsidiary had assets of more than $45 billion under management in more than 40 mutual funds.

6. Do the Oppenheimer funds have a sales charge?
Yes, the Oppenheimer funds impose a sales charge, other than their money market funds (certain of which have an asset-based sales charge on certain classes of shares). However, there will be no commission or sales load of any kind charged in connection with this Reorganization.

7. May I exchange between other Oppenheimer funds without a sales charge or exchange fee?
Yes. As a shareholder of an Oppenheimer fund, you will be able to make exchanges into the same class of shares of other Oppenheimer funds without payment of any sales charges or exchange fees. Exchange privileges may be modified or discontinued at any time.

8. Where can I get prospectuses and other information on the Oppenheimer funds?
Call OppenheimerFunds Distributor, Inc. at 1-(800) 255-2755. They will be pleased to supply you with all the information, including prospectuses, which you will need to make an investment decision.

9. Whom do I contact about my account or to initiate a transaction in my account?
For information about your account or to initiate a transaction in your account, you may continue to contact your registered representative at your broker/dealer or, in the alternative, OppenheimerFunds Services at 1-(800) 525-7048.

10. Will this Reorganization result in any tax liability to Income Fund, Bond Fund or to me as a shareholder?
The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization. The aggregate tax basis of Bond Fund shares received by you will be the same as the aggregate tax basis of your Income Fund shares prior to the Reorganization and the holding period of the shares of Bond Fund to be received by you will include the period during which Income Fund shares surrendered in exchange therefore were held, provided that those Income Fund shares were held as capital assets.

OPPENHEIMER BOND FUND
3410 South Galena Street, Denver, Colorado  80231
1-800-525-7048

PROXY STATEMENT AND PROSPECTUS

This Proxy Statement and Prospectus is being furnished to shareholders of Connecticut Mutual Income Account ("Income Account" or the "Fund"), a series of Oppenheimer Series Fund, Inc. (the "Company"), an open-end, management investment company, in connection with the solicitation by the Board of Directors of the Company (the "Board") of proxies to be used at the Special Meeting of Shareholders of Income Fund, to be held at OppenheimerFunds, Inc., 3410 South Galena Street, Denver, Colorado 80231, at 10:00 A.M., Denver time, on April 24, 1996, and any adjournments thereof (the "Meeting"). It is expected that this Proxy Statement and Prospectus will be mailed to shareholders on or about March 22, 1996.

At the Meeting, shareholders of the Fund will be asked to consider and vote upon approval of the Agreement and Plan of Reorganization, dated as of March 1, 1996 (the "Reorganization Agreement"), by and among Income Fund and Oppenheimer Bond Fund ("Bond Fund"), a series of Oppenheimer Integrity Funds ("Integrity Trust" or the "Trust"), and the transactions contemplated by the Reorganization Agreement (the "Reorganization"). The Reorganization Agreement provides for the transfer of substantially all the assets of Income Fund to Bond Fund in exchange for Class A and Class
B shares of Bond Fund, the distribution of such shares of Bond Fund to the respective Class A and Class B shareholders of Income Fund in liquidation of Income Fund and the cancellation of the outstanding shares of the Fund. A copy of the Reorganization Agreement is attached hereto as Exhibit A and is incorporated by reference herein. As a result of the proposed Reorganization, each Class A and Class B shareholder of Income Fund will receive that number of Class A and Class B shares, respectively, of Bond Fund having an aggregate net asset value equal to the net asset value of such shareholder's shares of Income Fund of that class. This transaction is being structured as a tax-free reorganization. See "Approval of the Reorganization."

Bond Fund currently offers Class A, Class B and Class C shares. Class A shares are sold with a sales charge imposed at the time of purchase (certain purchases aggregating $1.0 million or more ($500,000 as to purchases by OppenheimerFunds prototype 401(k) plans) are not subject to a sales charge, but may be subject to a contingent deferred sales charge ("CDSC") if redeemed within 18 months of the date of purchase). Class B shares are sold without a front-end sales charge but may be subject to a CDSC if redeemed within six years of the date of purchase. Class C shares are sold without a front-end sales charge but may be subject to a CDSC if not held for one year. As a result of the transaction, holders of Income Fund Class A shares will receive Class A shares of Bond Fund and no sales charge will be imposed on the Class A shares received by the Fund's Class A shareholders. Holders of Income Fund Class B shares will receive Class B shares of Bond Fund; any CDSC which is applicable to a shareholder's investment will continue to apply, and, in calculating the applicable CDSC payable upon the subsequent redemption of shares of Bond Fund, the period during which an Income Fund shareholder held shares of the Fund will be counted. Because Income Fund has no Class C shares outstanding, Bond Fund will not issue Class C shares in the Reorganization. Accordingly, complete information on Class C shares of Bond Fund is not included in this Proxy Statement and Prospectus, and no offering of Class C shares is made hereby.

Bond Fund, formerly named "Oppenheimer Investment Grade Bond Fund," is a mutual fund that seeks a high level of current income by investing mainly in debt instruments. Income Fund seeks high current income consistent with prudent investment risk and preservation of capital. Income Fund invests primarily in corporate debt securities with remaining maturities of five years or less or mortgage debt securities with prepayment features which, in the judgment of OFI, will result in payment of interest and principal such that the effective maturity of the security is five years or less. While both Income Fund and Bond Fund (collectively referred to as the "funds") may invest assets in lower quality higher risk debt securities (commonly referred to as "junk bonds"), and preferred stocks, shareholders of Income Fund should consider the differences in investment objectives and policies of Bond Fund and the Fund, including Bond Fund's ability to invest a greater percentage of its assets in junk bonds. See "Comparison Between Bond Fund and Income Fund - Comparison of Investment Objectives, Policies and Restrictions."

Bond Fund has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form N-14 (the "Registration Statement") relating to the registration of Class A and Class B shares of Bond Fund to be offered to the respective Class A and Class B shareholders of Income Fund pursuant to the Reorganization Agreement. This Proxy Statement and Prospectus relating to the Reorganization also constitutes a Prospectus of Bond Fund filed as part of such Registration Statement. Information contained or incorporated by reference herein relating to Bond Fund has been prepared by and is the responsibility of Bond Fund. Information contained or incorporated by reference herein relating to Income Fund has been prepared by and is the responsibility of Income Fund.

This Proxy Statement and Prospectus sets forth concisely information about Bond Fund that a prospective investor should know before voting on the Reorganization. The following documents have been filed with the SEC and are available without charge upon written request to the transfer and shareholder servicing agent for the funds, OppenheimerFunds Services ("OFS"), at P.O. Box 5270, Denver Colorado 80217, or by calling 1-800-525-7048 (a toll-free number) and are incorporated herein by reference: (i) a Prospectus for Income Fund, dated October 1, 1995, together with the supplement to that Prospectus dated March 1, 1996; (ii) a Statement of Additional Information about Income Fund, dated October 1, 1995 (the "Fund's Statement of Additional Information"), together with a supplement dated March 1, 1996; (iii) a Prospectus for Bond Fund, dated July 10, 1995, as supplemented November 22, 1995, January 1, 1996 and January 5, 1996; (iv) a Statement of Additional Information for Bond Fund, dated July 10, 1995, together with a supplement dated July 14, 1995 (the "Bond Fund Statement of Additional Information"); and (iv) a Statement of Additional Information relating to the Reorganization described in this Proxy Statement and Prospectus (the "Statement of Additional Information"), dated March 18, 1996 and filed as part of the Registration Statement, which Statement of Additional Information includes, among other things, Income Fund's Prospectus, Income Fund's Statement of Additional Information and the Bond Fund Statement of Additional Information, which contains more detailed information about Bond Fund and its management.

Investors are advised to read and retain this Proxy Statement and Prospectus for future reference.

Shares of Bond Fund are not deposits or obligations of any bank, are not guaranteed by any bank, and are not insured by the F.D.I.C. or any other agency, and involve investment risks, including the possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Proxy Statement and Prospectus is dated March 18, 1996.

TABLE OF CONTENTS
PROXY STATEMENT AND PROSPECTUS

COMPARATIVE FEE TABLES

SYNOPSIS
   Parties to the Reorganization
   The Reorganization
   Tax Consequences of the Reorganization
   Investment Objectives and Policies
   Investment Advisory and Distribution Plan Fees
   Purchases, Exchanges and Redemptions

PRINCIPAL RISK FACTORS

APPROVAL OF THE REORGANIZATION (The Proposal)
   Reasons for the Reorganization
   The Reorganization
   Tax Aspects of the Reorganization
   Capitalization Table (Unaudited)

COMPARISON BETWEEN BOND FUND AND INCOME FUND
   Comparison of Investment Objectives, Policies and Restrictions
   Special Investment Methods
   Investment Restrictions
   Bond Fund Performance
   Additional Comparative Information

INFORMATION CONCERNING THE MEETING
   General
   Record Date; Vote Required; Share Information
   Proxies
   Costs of the Solicitation and the Reorganization

MISCELLANEOUS
   Financial Information
   Public Information

OTHER BUSINESS

EXHIBIT A -         Agreement and Plan of Reorganization, dated as of March 1,
                    1996, by and between Oppenheimer Series Fund, Inc. and
                    Oppenheimer Integrity Funds

COMPARATIVE FEE TABLES

Transaction Charges

Shareholders pay certain expenses directly, such as sales charges and account transaction charges. The schedule of such charges for both Income Fund and Bond Fund is noted below.

                                           Income Fund                      Bond Fund


Class of Shares:                           A                B                        A                B                C
Maximum Initial Sales Load
  Imposed on Purchases (as a %
  of offering price)                       4.00%            None                     4.75%            None             None
Maximum Deferred Sales
  Load                                     None             5.00%(2)                 None(1)          5.00%(2)         1.00%(3)
Maximum Sales Load Imposed on
  Reinvested Dividends                     None             None                     None             None             None
Redemption Fee                             None             None                     None             None             None
Exchange Fee                               None(4)          None(4)                  None             None             None

(1) For Income Fund, certain purchases of Class A shares of $500,000 or more are not subject to front-end sales charges, but a contingent deferred sales charge ("CDSC") is imposed on the proceeds of such shares equal to 1% if the shares are redeemed within 12 months after the calendar month of purchase. For Bond Fund, a CDSC of up to 1% is imposed on purchases of Class A shares of more than $1 million (more than $500,000 for purchases by OppenheimerFunds prototype 401(k) plans), if the shares are redeemed within 18 months.

(2) The CDSC schedules are 5%/5%/4%/4%/2%/1% for Income Fund and 5%/4%/3%/3%/2%/1% for Bond Fund, and eliminated thereafter. After eight years, Income Fund Class B shares automatically convert to Class A shares. After six years, Bond Fund Class B shares automatically convert to Class A shares.

(3) A CDSC of 1% may be imposed upon a redemption of Bond Fund Class C shares made within 12 months of purchase.

(4) Exchanges of Income Fund shares in excess of 12 in a 12-month period are subject to an exchange fee of .75% of the net asset value of the shares redeemed.

Expenses of Bond Fund and Income Fund; Pro Forma Expenses

Each pays a variety of expenses directly for management of its assets, administration, distribution of shares and other services, and those expenses are reflected in the net asset value per share of each of Bond Fund and Income Fund. The following calculations are based on the expenses of Bond Fund and Income Fund for the 12 months ended December 31, 1995. The inception dates for Class C shares of Bond Fund and for Class
B shares of Income Fund were October 1, 1995 and July 11, 1995, respectively. Total Fund Operating Expenses for Class C shares of Bond Fund and for Class B shares of Income Fund are based on estimated expenses that would have been incurred during the 12 months ended December 31, 1995 had such respective shares been outstanding during that entire period. These amounts are shown as a percentage of the average net assets of each class of shares of Income Fund and of Bond Fund for those periods. The pro forma fees reflect what the fee schedules would have been at December 31, 1995 if the Reorganization had occurred 12 months prior to that date.


                                  Oppenheimer Bond Fund

                                  Class A       Class B       Class C

Management Fees(1)                0.75%         0.75%         0.75%
12b-1 Fees                        0.25%         1.00%         1.00%
Other Expenses                    0.38%         0.40%         0.40%
Total Fund Operating
  Expenses(1)                     1.38%         2.15%         2.15%

                                  Connecticut Mutual Income Account

                                                Class A       Class B
Management Fees                                 .625%          .625%
12b-1 Fees(2)                                   .25%          1.00%
Other Expenses(2)                               .315%         .315%
Total Fund Operating Expenses                   1.19%         1.94%

                                                      Pro Forma Combined Fund

                                 Class A          Class B          Class C
Management Fees(1)               .75%              .75%             .75%
12b-1 Fees                       .25%             1.00%            1.00%
Other Expenses                   .38%              .40%             .40%
Total Fund Operating
  Expenses(1)                    1.38%            2.15%            2.15%

(1) Management fees for Bond Fund and the pro forma combined Fund have been restated in the fee table above to reflect the increased management fee rates paid by Bond Fund to its investment adviser, pursuant to a new investment advisory agreement approved by shareholders of Bond Fund at a meeting held July 10, 1995. Had this management fee not changed, "Management Fees" for the twelve months ended December 31, 1995 would have been 0.50%, 0.50% and 0.50% of Class A, Class B and Class C average annual net assets, and "Total Fund Operating Expenses" would have been 1.13%, 1.90% and 1.90% of Class A, Class B and Class C average annual net assets. See "Investment Advisory and Distribution Plan Fees" below.

(2) 12b-1 fees and other expenses for Income Fund have been restated to reflect the fees that would have been paid in the absence of a temporary agreement by Connecticut Mutual Financial Services, L.L.C. ("CMFS"), formerly the distributor of Income Fund shares, not to impose such fees and to assume such expenses during the fiscal year ended December 31, 1995. That expense limitation has been terminated.

Hypothetical Examples

To attempt to show the effect of these expenses on an investment over time, the examples shown below have been created. Assume that you make a $1,000 investment in either Income Fund or Bond Fund or the new combined Fund and that the annual return is 5% and that the operating expenses for each Fund are the ones shown in the chart above. If you were to redeem your shares at the end of each period shown below, your investment would incur the following expenses by the end of each period shown:


                                           1 year            3 years            5 years           10 years
Oppenheimer Bond Fund
  Class A Shares                           $61               $89                $119              $205
  Class B Shares                           $72               $97                $135              $211(1)
  Class C Shares                           $32               $67                $115              $248
Connecticut Mutual
 Income Account
  Class A Shares                           $46               $71                $ 98              $174
  Class B Shares                           $67               $98                $122              $204(1)

Pro Forma Combined
 Fund
  Class A Shares                           $61               $89                $119              $205
  Class B Shares                           $72               $97                $135              $211(1)
  Class C Shares                           $32               $67                $115              $248

If you did not redeem your investment, it would incur the following expenses:

                                           1 year            3 years            5 years           10 years
Oppenheimer Bond Fund
  Class A Shares                           $61               $89                $119              $205
  Class B Shares                           $22               $67                $115              $211(1)
  Class C Shares                           $22               $67                $115              $248

Connecticut Mutual
 Income Account
  Class A Shares                           $46               $71                $ 98              $174
  Class B Shares                           $17               $58                $102              $204(1)

Pro Forma Combined
Fund
  Class A Shares                           $61               $89                $119              $205
  Class B Shares                           $22               $67                $115              $211(1)
  Class C Shares                           $22               $115               $115              $248

(1) The Class B expenses (a) in years seven through ten for Bond Fund and the Pro Forma Combined Fund, and (b) in years nine and ten for Income Fund are based on the Class A expenses shown above, because Bond Fund and Income Fund automatically convert Class B shares into Class A shares after six years and eight years, respectively. Long-term Class B shareholders could pay the economic equivalent of more than the maximum front-end sales charge allowed under applicable regulatory requirements, because of the effect of the asset-based sales charge and CDSC. For Class B shareholders of both Funds, the automatic conversion of Class B shares to Class A shares is designed to minimize the likelihood that this will occur.

SYNOPSIS

The following is a synopsis of certain information contained in or incorporated by reference in this Proxy Statement and Prospectus and presents key considerations for shareholders of the Fund to assist them in determining whether to approve the Reorganization. This synopsis is only a summary and is qualified in its entirety by the more detailed information contained in or incorporated by reference in this Proxy Statement and Prospectus and the Exhibit hereto. Shareholders should carefully review this Proxy Statement and Prospectus and the Agreement and Plan of Reorganization which is an Exhibit hereto in their entirety and, in particular, the current Prospectus of Bond Fund which accompanies this Proxy Statement and Prospectus and is incorporated by reference herein.

Parties to the Reorganization

Bond Fund is a series of Oppenheimer Integrity Funds (the "Trust") a diversified, open-end, management investment company organized in 1982 as a multi-series Massachusetts business trust. Bond Fund is located at 3410 South Galena Street, Denver, Colorado 80231. OppenheimerFunds, Inc. ("OFI") acts as investment adviser to Bond Fund. OppenheimerFunds Distributor, Inc. ("OFDI"), a subsidiary of OFI, acts as the distributor of Bond Fund's shares. Additional information about Bond Fund is set forth below.

Income Fund is a series of Oppenheimer Series Fund, Inc. (the "Company"), an open-end, management investment company organized as a multi-series Maryland corporation on December 9, 1981 that changed its name from Connecticut Mutual Investment Accounts, Inc. on March 18, 1996. The following changes took effect March 1, 1996: the Fund's address changed to Two World Trade Center, New York, NY 10048-0203 and OFI become the Fund's investment adviser. On March 18, 1996, OFS became Income Fund's transfer agent and shareholder servicing agent and OFDI became the distributor of Income Fund's shares. Additional information about Income Fund is set forth below.


The Reorganization

The Reorganization Agreement provides for the transfer of substantially all the assets of Income Fund to Bond Fund in exchange for the issuance of Class A and Class B shares of Bond Fund to the respective Class A and Class B shareholders of Income Fund, in liquidation of Income Fund. The Reorganization Agreement also provides for the distribution by Income Fund of these shares of Bond Fund to the Fund shareholders in liquidation of the Fund. As a result of the Reorganization, each Fund shareholder will receive that number of full and fractional Bond Fund shares equal in value to such shareholder's pro rata interest in the net assets transferred to Bond Fund as of the Valuation Date (as hereinafter defined). Holders of Class A and Class B shares of the Fund will receive Class A and Class shares, respectively, of Bond Fund. For further information about the Reorganization see "Approval of the Reorganization" below.

For the reasons set forth below under "Approval of the Reorganization - Reasons for the Reorganization," the Board, including the Directors who are not "interested persons" of the Company (the "Independent Directors"), as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has concluded that the Reorganization is in the best interests of the Fund and its shareholders and that the interests of existing Fund shareholders will not be diluted as a result of the Reorganization, and recommends approval of the Reorganization by Fund shareholders. The Board of Trustees of the Trust has also approved the Reorganization and determined that the interests of existing Bond Fund shareholders will not be diluted as a result of the Reorganization. If the Reorganization is not approved, the Fund will continue in existence and the Board will determine whether to pursue alternative actions. "Approval of the Reorganization" sets forth certain information with respect to the background of the Reorganization, including other transactions and agreements entered into, or contemplated to be entered into, by OFI, Phelps and their respective affiliates.

Approval of the Reorganization will require the affirmative vote of the holders of a majority of Income Fund's Class A and Class B shares outstanding and entitled to vote, voting together as a series.

Tax Consequences of the Reorganization

As a condition to the closing of the Reorganization, Income Fund and Bond Fund will have received an opinion to the effect that the Reorganization will qualify as a tax-free reorganization for Federal income tax purposes. As a result of such tax-free reorganization, no gain or loss would be recognized by Income Fund, Bond Fund, or the shareholders of either Fund for Federal income tax purposes, except to the extent the shareholders of Income Fund may realize taxable income or gain if a distribution is made to them of any portion of the "Cash Reserve," as defined below. For further information about the tax consequences of the Reorganization, see "Approval of the Reorganization -Tax Aspects of the Reorganization" below.

Investment Objectives and Policies

The investment policies described below are not "fundamental" unless this Proxy Statement and Prospectus say that a particular policy is "fundamental." Bond Fund's investment objective is fundamental, whereas Income Fund's investment objective is non-fundamental. Fundamental policies are those that cannot be changed without the approval of shareholders of that Fund.

As its investment objective, Bond Fund seeks a high level of current income by investing mainly in debt instruments. Under normal market conditions, Bond Fund invests at least 65% of its total assets in investment grade debt securities, U.S. Government securities, and money market instruments and may invest up to 35% of its total assets in debt securities rated less than investment grade. Investment grade debt securities are those rated in one of the four highest categories by Standard & Poor's Corporation ("S&P"), Moody's Investors Service, Inc. ("Moody's"), or another nationally-recognized rating organization. Such categories are, from highest to lowest ratings, AAA, AA, A and BBB as to S&P and Aaa, Aa, A and Baa as to Moody's. See "Comparison Between Bond Fund and the Fund" for a discussion of certain of these ratings. Securities rated less than investment grade (often called "junk bonds") are considered speculative. Although non-investment grade securities generally offer the potential for higher income than investment grade debt securities, they may be subject to greater market fluctuations, greater difficulty in selling them and a greater risk of default because of the issuer's low creditworthiness. Prior to July 10, 1995, Bond Fund was named "Oppenheimer Investment Grade Bond Fund" and its investments were limited to investment grade bonds, U.S. Government securities and money market instruments. Bond Fund's shareholders approved the changes in Bond Fund's investment policies at a meeting held July 10, 1995 and these new investment policies are described herein and in more detail in Bond Fund's current Prospectus and the Bond Fund Statement of Additional Information.

OFI anticipates that Bond Fund would generally invest at least 75% of its total assets in: (i) U.S. corporate bonds rated "A" or better and (ii) U.S. government and agency bonds. OFI further anticipates that Bond Fund would invest an additional 15% of its total assets in non-investment grade domestic corporate bonds and 10% of its total assets in non-investment grade foreign bonds. These anticipated investment targets, including the allocation between domestic and foreign lower-grade debt securities, are not Fundamental policies, and they are subject to fluctuation and may be changed by OFI without further notice to shareholders or amended prospectus disclosure.

Bond Fund's investments may also include securities of foreign governments and companies, mortgage-backed securities, collateralized mortgage-backed obligations (CMOs), asset-backed securities, zero coupon securities, preferred stock and municipal securities. Bond Fund may also write covered calls and use certain derivative investments, including options and futures, to enhance income and may use hedging instruments to try to manage investment risks.

As its investment objective, Income Fund seeks high current income consistent with prudent investment risk and preservation of capital. Income Fund seeks to achieve its objective by investing primarily in corporate debt securities with remaining maturities of five years or less of mortgage debt securities with prepayment features which in the judgment of OFI will result in the payment of interest and principal such that the effective maturity is five years or less. Income Fund invests at least 75% of its total assets in: U.S. Government and U.S. Government-related securities, dollar-denominated foreign government and corporate securities and short-term investments. These investments must be rated at least investment grade by a major rating agency at the time of purchase or if unrated, be judged by OFI to be of comparable credit quality, except that Income Fund's investment in short-term investments must be rated, or judged to be the equivalent of "Prime". Income Fund's investment may include municipal obligations, mortgage-backed and asset-backed securities, adjustable rate securities and stripped securities. Income Fund may invest the remainder of its total assets (up to 25% under normal circumstances) in debt securities and preferred stocks rated below investment grade and unrated debt securities determined by OFI to be of comparable credit quality. Unrated debt securities will not exceed 10%
of Income Fund's total assets. Income Fund may also invest up to 20% of its total assets in mortgage dollar rolls and up to 5% of its total assets
in inverse floating rate instruments.   Income Fund's investments may also
include foreign securities, including debt and equity securities of corporate and governmental issuers of countries with emerging economies or securities markets and foreign currency exchange contracts. Income Fund may invest up to 5% of its total assets in non-dollar denominated securities of foreign issuers, including issuers in developing countries. Income Fund may invest in structured notes and inverse floating rate notes. Income Fund may also write covered call options that relate to particular U.S. or non-U.S. securities, to various U.S. or non-U.S. stock indices or to U.S. or non-U.S. currencies. As with Bond Fund, Income Fund may use certain derivative investments, including options and futures and may use hedging instruments to try to manage investment risks.

Shareholders of the Fund should consider the differences in investment objectives and policies of the funds, including the ability, but not the current investment policy of Bond Fund to invest up to 100% of its assets in securities rated lower than investment grade. See "Comparison Between Bond Fund and Income Fund - Comparison of Investment Objectives, Policies and Restrictions."

Investment Advisory and Distribution Plan Fees

The funds obtain investment management services from OFI pursuant to the terms of their respective investment advisory agreements. Each Fund's management fee is payable to OFI monthly and is computed on the net asset value of the respective Fund as of the close of business each day. Bond Fund pays a management fee which declines on additional assets as Bond Fund increases its asset base, at the annual rate of 0.75% of the first $200 million of net assets, 0.72% of the next $200 million, 0.69% of the next $200 million, 0.66% of the next $200 million, 0.60% of the next $200 million and 0.50% of net assets over $1 billion. Income Fund pays a management fee which similarly declines, at an annual rate of 0.625% of the first $300 million of net assets, 0.500% of the next $100 million and 0.450% of net assets over $400 million.

Each fund has adopted separate service and/or distribution plans pursuant to Rule 12b-1 under the 1940 Act for their respective Class A and Class
B shares. Pursuant to the plans, Class A and Class B shares of Bond Fund and the Fund are authorized to pay OFDI in connection with the distribution of shares and the servicing of shareholder accounts that hold the Fund's shares. The plans for Bond Fund and the Fund provide for payments at a fixed rate to compensate OFDI, except for each Fund's Class A service plan, which provides for reimbursement of OFDI's expenses. The current maximum annual fee payable by shares of Bond Fund and the Fund pursuant to their service and/or distribution plans is (i) as to Class A shares, 0.25% (as a service fee) and (ii) as to Class B shares, 1.00% (consisting of a 0.25% service fee and a 0.75% "asset-based sales charge"). Class B shares of Bond Fund automatically convert to Class A shares of Bond Fund six years after purchase. Class B shares of Income Fund automatically convert to Class A shares of Income Fund eight years after purchase. Accordingly, Class B shareholders of the Fund may pay the asset-based sales charge on their shares for a longer period than Bond Fund Class B shareholders.

Purchases, Exchanges and Redemptions

Purchases. Purchases of shares of Bond Fund and the Fund may be made directly through OFDI, or through any dealer, broker or financial institution that has a sales agreement with OFDI. In addition, a shareholder of Bond Fund may purchase shares automatically from an account at a domestic bank or other financial institution under the "OppenheimerFunds AccountLink" service. Class A shares of both Bond Fund and the Fund generally are sold subject to an initial sales charge; the maximum sales charge rate is 0.75% higher for Bond Fund Class A shares than for Income Fund Class A shares. Class B shares of both funds generally are sold without a front-end sales charge but may be subject to a CDSC upon redemption. See "Comparative Fee Tables -- Transaction Charges" above for a complete description of such sales charges.

Class A shares of each fund may be purchased at reduced sales charges, and the Class B CDSC of each fund may be waived in certain circumstances, as described in that fund's Prospectus. Bond Fund has agreed that each shareholder holding Income Fund shares as of the reorganization date who is presently eligible (i) to purchase Class A shares of Income Fund at net asset value or (ii) for a waiver from the CDSC applicable to either Class A or Class B shares of Income Fund, in accordance with Income Fund's current prospectus, will retain these privileges with respect to Bond Fund shares, commencing as of the date Bond Fund's prospectus is appropriately revised. These privileges apply only to accounts holding Bond Fund shares received in the Reorganization, and terminates once all shares held in such an account are redeemed or exchanged.

The Class A Bond Fund shares to be issued under the Reorganization Agreement will be issued by Bond Fund at net asset value without a sales charge. The sales charge on Class A shares of Bond Fund will only affect shareholders of the Fund to the extent that they desire to make additional purchases of Class A shares of Bond Fund in addition to the shares which they will receive as a result of the Reorganization. Future dividends and capital gain distributions of Bond Fund, if any, may be reinvested without sales charge. The Class B shares of Bond Fund to be issued under the Reorganization Agreement will be issued at net asset value and, along with Class A shares of Bond Fund to be issued under the Reorganization Agreement, will be deemed aged to the same level as the shareholder's existing Fund Class A and Class B shares, for purposes of imposing the CDSC of that class at redemption and for converting Class B to Class A shares.

Exchanges. Shareholders of Bond Fund may exchange their shares at net asset value for shares of the same class of mutual funds within the Oppenheimer funds family (46 other portfolios), subject to certain conditions. Shares of Income Fund may only be exchanged for shares of the same class of another series of the Company (7 other portfolios). Bond Fund offers an automatic exchange plan providing for systematic exchanges from Bond Fund of a specified amount for shares of the same class of other funds within the Oppenheimer funds family. Exchanges of Income Fund shares in excess of 12 in a 12-month period are subject to an exchange fee of
 .75% of the net assets of the redeemed shares.

Redemptions. Class A shares of the funds may be redeemed without charge at their respective net asset values per share calculated after the redemption order is received and accepted; however, certain large investments in Class A shares that were exempt from the front-end sales charge upon purchase may be subject to a CDSC of up to 1.0% upon redemption. See "Comparative Fee Tables -- Transaction Charges" above. Class B shares of the funds may be redeemed at their net asset value per share, subject to a maximum CDSC of 5.0% for redemptions occurring within six years of purchase. However, the Class B CDSC is 1% lower for Bond Fund shares during the second, third and fourth year after purchase.

Shareholders of Bond Fund may reinvest redemption proceeds of Class A shares on which an initial sales charge was paid, or the redemption proceeds of Class A or Class B shares on which a CDSC was paid, within six months of a redemption at net asset value in Class A shares of Bond Fund or any of numerous mutual funds within the Oppenheimer funds family. Shareholders of Income Fund may reinvest all or part of the redemption proceeds of Class A shares in Class A shares of Income Fund within 60 days after the date of the redemption without the imposition of a sales charge. Shareholders of both funds may redeem their shares by written request or by telephone request in certain stated amounts, or they may arrange to have share redemption proceeds wired to a pre-designated account at a U.S. bank or other financial institution that is an automated clearing house ("ACH") member. Checkwriting privileges on Class A shares of Bond Fund are also available. Bond Fund may redeem accounts valued at less than $1,000 if the account has fallen below such stated amount for reasons other than market value fluctuations. For Income Fund, the corresponding minimum is 100 shares once the account has been open at least 24 months. The funds offer automatic withdrawal plans providing for systematic withdrawals of a specified amount from the Fund account.

PRINCIPAL RISK FACTORS

In evaluating whether to approve the Reorganization and invest in Bond Fund, shareholders should carefully consider the following summary of risk factors, relating to both Bond Fund and the Fund, in addition to the other information set forth in this Proxy Statement and Prospectus. A complete description of risk factors for each fund is set forth in the Prospectuses of the funds and their respective Statements of Additional Information.

As a general matter, Bond Fund and the Fund are intended for investors seeking high current income and not for investors seeking capital appreciation. There is no assurance that either Bond Fund or the Fund will achieve its investment objective and investment in the funds is subject to investment risks, including the possible loss of the principal invested. As described below, each fund generally invests a certain percentage of its assets in high-yield, lower-rated securities.

Investment in Debt Securities

The funds both seek their investment objective through investments primarily in debt securities. Debt securities are subject to interest rate risk and credit risk. Interest rate risk relates to fluctuations in market value due to changes in prevailing interest rates. When prevailing interest rates fall, the values of already-issued debt securities generally rise. When interest rates rise, the values of already-issued debt securities generally decline. The magnitude of these fluctuations will often be greater for longer-term debt securities than shorter-term debt securities. Changes in the value of securities held by a fund mean that the fund's share prices can go up or down when interest rates change, because of the effect of the change on the value of the fund's portfolio of debt securities.

Credit risk relates to the ability of the issuer of a debt security to make interest or principal payments on the security as they become due. Generally, higher-yielding, lower-rated bonds are subject to greater credit risk than higher-rated bonds. Securities issued or guaranteed by the U.S. government are subject to little, if any, credit risk. Bond Fund is currently permitted to invest up to 35% of its total assets in debt securities rated less than investment grade or, if unrated, judged by OFI to be of comparable quality to such lower-rated debt securities (often called "junk bonds"). However, OFI anticipates that Bond Fund would generally invest no more than 25% of its total assets in non-investment grade debt securities. Such securities are speculative and involve greater risk than investment grade debt securities. They may be less liquid than higher-rated securities. If Bond Fund were forced to sell a lower-grade debt security during a period of rapidly declining prices, it might experience significant losses especially if a substantial number of other holders decide to sell at the same time. Other risks may involve the default of the issuer or price changes in the issuer's securities due to change in the issuer's financial strength or economic conditions. Income Fund may invest up to 25% of its total assets in non-investment grade debt, but will not purchase securities rated below "B" by Moody's or S&P. Up to 10% of Income Fund's assets may be invested in unrated debt securities.

The funds may invest in mortgage-backed securities which securities are subject to prepayment risks. The effective maturity of a mortgage-backed security may be shortened by unscheduled or early payment of principal and interest on the underlying mortgages. This may result in greater price and yield volatility than traditional fixed-income securities that have a fixed maturity and interest rate. The principal that is returned may be invested in instruments having a higher or lower yield than the prepaid instruments depending on then-current market conditions. Such securities therefore may be less effective as a means of "locking in" attractive long-term interest rates and may have less potential for appreciation during periods of declining interest rates than conventional bonds with comparable stated maturities. If the funds buy mortgage-backed securities at a premium, prepayments of principal and foreclosures of mortgages may result in some loss of the fund's principal investment to the extent of the premium paid. The value of mortgage-backed securities may also be affected by changes in the market's perception of the creditworthiness of the entity issuing or guaranteeing them or by changes in government regulations and tax policies.

The funds may invest in collateralized mortgage obligations ("CMOs"). CMOs may be issued in a variety of classes or series ("tranches"). The principal value of certain CMO tranches may be more volatile and less liquid than other types of mortgage-related securities, because of the possibility that the principal value of the CMOs may be prepaid earlier than the maturity of the CMOs as a result of prepayments of the underlying mortgage loans by the borrowers.

Each fund may invest in "asset-backed" securities. These represent interests in pools of consumer loans and other trade receivables, similar to mortgage-backed securities. They are issued by trusts and "special purpose corporations." They are backed by a pool of assets, such as credit card or auto loan receivables, which are the obligations of a number of different parties. The income from the underlying pool is passed through to holders, such as Bond Fund. These securities may be supported by a credit enhancement, such as a letter of credit, a guarantee or a preference right. However, the extent of the credit enhancement may be different for different securities and generally applies to only a fraction of the security's value. These securities present special risks. For example, in the case of credit card receivables, the issuer of the security may have no security interest in the related collateral.

Each fund may also invest in CMOs that are "stripped." Stripped mortgage-backed securities usually have two classes. The classes receive different proportions of the interest and principal distributions on the pool of mortgage assets that act as collateral for the security. In certain cases, one class will receive all of the interest payments (and is known as an "I/O"), while the other class will receive all of the principal payments (and is known as a "P/O"). The yield to maturity on the class that receives only interest is extremely sensitive to the rate of payment of the principal on the underlying mortgages. Principal prepayments increase that sensitivity. Stripped securities that pay "interest only" are therefore subject to greater price volatility when interest rates change, and they have the additional risk that if the underlying mortgages are prepaid, the fund will lose the anticipated cash flow from the interest on the prepaid mortgages. That risk is increased when general interest rates fall, and in times of rapidly falling interest rates, the fund might receive back less than its investment in such I/Os. The value of "principal only" securities generally increases as interest rates decline and prepayment rates rise. The price of these securities is typically more volatile than that of coupon-bearing bonds of the same maturity.

Foreign Securities

The funds may invest in debt securities of foreign governments and foreign companies, subject to the following limits. Investments in foreign securities by Bond Fund are limited by the expectation that generally at least 75% of its total assets will be invested in U.S. corporate bonds rated "A" or better and U.S. government and agency bonds. Income Fund may invest up to 10% of its assets in foreign securities, except the Fund may invest up to 25% of its assets in foreign equity and debt securities (i) issued, assumed or guaranteed by foreign governments or their political subdivisions or instrumentalities, (ii) assumed or guaranteed by domestic issuers, including Eurodollar securities and (iii) issued, assumed or guaranteed by foreign issuers having a class of securities listed for trading on the New York Stock Exchange. Some of the foreign debt securities each fund may invest in, such as emerging market debt, have speculative characteristics. There are certain risks of foreign investing. For example, foreign issuers are not required to use generally-accepted accounting principles. If foreign securities are not registered for sale in the U.S. under U.S. securities laws, the issuer does not have to comply with the disclosure requirements of our laws, which are generally more stringent than foreign laws. The values of foreign securities investments will be affected by other factors, including exchange control regulations or currency blockage and possible expropriation or nationalization of assets. There are risks of changes in foreign currency values. The funds may purchase securities denominated in foreign currencies, but Income Fund is required to limit its investments in non-dollar denominated foreign issues to 5% of its total assets. A change in value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of a Fund's securities denominated in a foreign currency. The currency rate change will also affect its income available for distribution. Although the funds' investment income from foreign securities may be received in foreign currencies, the funds will be required to absorb the cost of currency fluctuations. If a fund suffers a loss on foreign currencies after it has distributed its income during the year, the fund may find that it has distributed more income than was available from actual investment income. There may also be changes in governmental administration or economic or monetary policy in the U.S. or abroad that can affect foreign investing. In addition, it is generally more difficult to obtain court judgments outside the United States if the fund has to sue a foreign broker or issuer. Additional costs may be incurred because foreign broker commissions are generally higher than U.S. rates, and there are additional custodial costs associated with holding securities abroad.

Repurchase Agreements

The funds may enter into repurchase agreements of seven days or less without limit and may cause up to 10% of their respective net assets to be subject to repurchase agreements having a maturity beyond seven days. Repurchase agreements must be fully collateralized. However, if the vendor fails to pay the resale price on the delivery date, the funds may experience costs or delays in disposing of the collateral and may experience losses to the extent that the proceeds from the sale of the collateral is less than the repurchase price.

Options, Futures and Interest Rate Swaps; Derivatives

Both funds may purchase and sell certain kinds of futures contracts and options on such contracts for hedging purposes. Bond Fund may also purchase and sell put and call options, options on broadly-based stock or bond indices and foreign currency and forward contracts. Both funds may enter into interest rate swap agreements. The foregoing instruments, referred to as "hedging instruments," may be considered derivative investments. Both funds may also invest in certain derivative investments to seek to enhance income. Hedging instruments and derivative investments and their special risks are described below in "Comparison Between Bond Fund and the Fund."


APPROVAL OF THE REORGANIZATION
(The Proposal)

Background

On March 1, 1996, the indirect parent company of Phelps, Connecticut Mutual Life Insurance Company ("Connecticut Mutual") merged with and into Massachusetts Mutual Life Insurance Company ("MassMutual"). On that date, Connecticut Mutual ceased to exist and MassMutual became the surviving company. Immediately subsequent to the merger, MassMutual became the nation's fifth largest life insurance company.

MassMutual is the ultimate parent company of OppenheimerFunds, Inc. ("OFI"), which is engaged (directly and through subsidiaries) in the business of managing, distributing and servicing registered investment companies. As of January 31, 1996, OFI (including a subsidiary) had more than $45 billion in assets under management, the majority of which is represented by the Oppenheimer funds.

Board Approval of the Reorganization

At its meeting on November 17, 1995, the Company's Board, including the Independent Directors, unanimously approved the Reorganization and the Reorganization Agreement, determined that the Reorganization is in the best interests of Income Fund and its shareholders and resolved to recommend that Fund shareholders vote for approval of the Reorganization. The Board further determined that the Reorganization would not result in dilution of the Fund's shareholders' interests.

The Company's Board of Directors, on behalf of Income Fund, believes that the proposed Reorganization will be advantageous to the shareholders of Income Fund in several respects. The Board considered the following matters, among others, in approving the Proposal.

First, the Board believes that it is not advantageous to operate and market Income Fund separately from Bond Fund because their investment objectives and policies are substantially similar. By being offered simultaneously, each fund hinders the other fund's potential for asset growth. For a complete description of Bond Fund's investment objectives and policies, see Bond Fund's Prospectus included with this Proxy Statement.

Second, the Board considered that shareholders may be better served by a Fund offering greater diversification. To the extent that the funds' assets are combined into a single portfolio and a larger asset base is created as a result of the Reorganization, greater diversification of Bond Fund's investment portfolio can be achieved than is currently possible in either Fund, especially Income Fund. Greater diversification is expected to be beneficial to shareholders of both funds because it may reduce the negative effect which the adverse performance of any one security may have on the performance of the entire portfolio.

Third, the Board considered the fact that Bond Fund is subject to a higher management fee rate than Income Fund. The Board believes that the assets of Bond Fund attributable to Income Fund will receive the benefit of OFI's capabilities and resources in investment management and that the payment by the assets of Income Fund of a higher management fee rate for these services and resources is reasonable and in the best interests of Income Fund's shareholders.

Fourth, the Board believes that the Bond Fund shares received in the Reorganization will provide existing Income Fund shareholders with substantially the same investment advantages that they currently enjoy. The Board also considered the performance history of each Fund.

Fifth, a combined fund offers economies of scale that may have a positive effect on the expenses currently borne by Income Fund, and hence, indirectly, its shareholders. Both funds incur substantial costs for accounting, legal, transfer agency services, insurance, and custodial and administrative services. The Board expects that the Reorganization may result over time in a decrease in the expenses currently borne indirectly by Income Fund's shareholders. See expense information in "Comparative Fee Tables."

The Board considered the fact that, from the perspective of Bond Fund, the Reorganization presents an excellent opportunity to acquire assets without the obligation to pay commissions or other similar costs that are normally associated with the purchase of securities. This opportunity provides an economic benefit to Bond Fund and its shareholders.

The Board also considered the fact that OFI and OFDI will receive certain benefits from the Reorganization. The consolidated portfolio management effort might result in time savings for OFI and the preparation of fewer prospectuses, reports and regulatory filings. The Board, however, believes that this consideration will not amount to a significant economic benefit.

The Trust's Board of Trustees, on behalf of Bond Fund, including the trustees who are not "interested persons" of Bond Fund, unanimously approved the Reorganization and the Reorganization Agreement and determined that the Reorganization is in the best interests of Bond Fund and its shareholders. The Board further determined that the Reorganization would not result in dilution of the Bond Fund shareholders' interests. The Bond Fund Board considered, among other things, that an increase in Bond Fund's asset base as a result of the Reorganization could benefit Bond Fund shareholders due to the economies of scale available to a larger fund. These economies of scale should result in slightly lower costs per account for each Bond Fund shareholder through lower operating expenses and transfer agency expenses.

The Reorganization

The following summary of the Reorganization Agreement is qualified in its entirety by reference to the Reorganization Agreement (a copy of which is set forth in full as Exhibit A to this Proxy Statement and Prospectus). The Reorganization Agreement contemplates a reorganization under which (i) substantially all of the assets of the Fund would be transferred to Bond Fund in exchange for Class A and Class B shares of Bond Fund, (ii) these Class A and Class B shares would be distributed to the respective Class
A and Class B shareholders of the Fund in liquidation of the Fund and
(iii) the outstanding shares of the Fund would be cancelled. Prior to the Closing Date (as hereinafter defined), the Fund will endeavor to discharge all of its liabilities and obligations when and as due prior to such date. Bond Fund will not assume any liabilities or obligations of Income Fund except for portfolio securities purchased which have not settled and outstanding shareholder redemptions and dividend checks. In this regard, the Fund will retain a cash reserve (the "Cash Reserve") in an amount which is deemed sufficient in the discretion of the Board for the payment of (a) the Fund's expenses of liquidation (if any) and (b) the Fund's liabilities, other than those assumed by Bond Fund. The Cash Reserve will be accounted for as a liability of Income Fund prior to the determination of its net asset value. The number of full and fractional Class A and Class B shares of Bond Fund to be issued to the Fund will be determined on the basis of Bond Fund's and the Fund's relative net asset values per Class A and Class B shares, respectively, computed as of the close of business of the New York Stock Exchange, Inc. on the business day preceding the Closing Date (the "Valuation Date").

OFI will utilize the valuation procedures set forth in the Prospectus and Statement of Additional Information of Bond Fund to determine the value of the Fund's assets to be transferred to Bond Fund pursuant to the Reorganization, the value of Bond Fund's assets and the net asset value of each class of shares of Bond Fund. Such values will be computed by OFI as of the Valuation Date in a manner consistent with its regular practice in pricing Bond Fund.

The Reorganization Agreement provides for coordination between the funds as to their respective portfolios so that, on and after the Closing Date, Bond Fund will be in compliance with all of its investment policies and restrictions. The Fund will recognize capital gain or loss on any sales made pursuant to this condition. As noted in "Tax Aspects of the Reorganization" below, if the Fund realizes net gain from the sale of securities, such gain, to the extent not offset by capital loss carry-forwards, will be distributed to shareholders prior to the Closing Date and will be taxable to shareholders as long-term capital gain or, if the assets disposed of had not been held for more than one year, as ordinary income.

Contemporaneously with the closing, the Fund will be liquidated (except for the Cash Reserve) and the Fund will distribute or cause to be distributed pro rata to Fund shareholders of record as of the close of business on the Valuation Date the full and fractional Bond Fund shares of each class received by the Fund. Upon such liquidation, all issued and outstanding shares of the Fund will be cancelled on the Fund's books and Fund shareholders will have no further rights as shareholders of the Fund. To assist the Fund in the distribution of Bond Fund shares, Bond Fund will, in accordance with a shareholder list supplied by the Fund, cause Bond Fund's transfer agent to credit and confirm an appropriate number of shares of Bond Fund to each shareholder of the Fund. Certificates for shares of Bond Fund will be issued upon written request of a former shareholder of the Fund but only for whole shares with fractional shares credited to the name of the shareholder on the books of Bond Fund. Former shareholders of the Fund who wish certificates representing their shares of Bond Fund must, after receipt of their confirmations, make a written request to OppenheimerFunds Services, P.O. Box 5270, Denver, Colorado 80217. Shareholders of the Fund holding certificates representing their shares will not be required to surrender their certificates to anyone in connection with the Reorganization. After the Reorganization, however, it will be necessary for such shareholders to surrender such certificates in order to redeem, transfer, pledge or exchange any shares of Bond Fund. After the closing of the Reorganization, the Fund will not conduct any business except in connection with the winding up of its affairs. Under the Reorganization Agreement, within one year after the Closing Date, the Fund shall: either (i) transfer any remaining amount of the Cash Reserve to Bond Fund, if such remaining amount (as reduced by the estimated cost of distributing it to shareholders) is not material (as defined below) or
(ii) distribute such remaining amount to the shareholders of the Fund who were such on the Valuation Date. After this transfer or distribution, the Fund's existence will be terminated. Such remaining amount shall be deemed to be material if the amount to be distributed, after deducting the estimated expenses of the distribution, equals or exceeds one cent per share of the number of Fund shares outstanding on the Valuation Date.

The consummation of the Reorganization is subject to the conditions set forth in the Reorganization Agreement, including, without limitation, approval of the Reorganization by the Fund's shareholders.
Notwithstanding approval of the Fund's shareholders, the Reorganization may be terminated at any time at or prior to the Closing Date (i) by mutual written consent of the Company, on behalf of Income Fund, and Integrity Trust, on behalf of Bond Fund, (ii) by the Company, on behalf of Income Fund, or Integrity Trust, on behalf of Bond Fund if the Registration Statement containing this Proxy Statement and Prospectus shall not have been declared effective by the Securities and Exchange Commission by December 31, 1996, or (iii) by the Company, on behalf of Income Fund, or Integrity Trust, on behalf of Bond Fund upon a material breach by the other of any representation, warranty, covenant or agreement contained therein to be performed on or prior to the Closing Date, if a condition therein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met prior to the Closing Date or the Acquisition is not consummated. Termination of the Reorganization Agreement will terminate all obligations of the parties thereto without liability except, in the event of a termination pursuant to (iii) above, any party in breach of the Reorganization Agreement will, upon demand, reimburse the non-breaching party for all reasonable out-of-pocket fees and expenses (if any) incurred in connection with the transactions contemplated by the Reorganization Agreement.

Approval of the Reorganization will require the vote specified below in "Information Concerning the Meeting - Record Date; Vote Required; Share Information." If the Reorganization is not approved by the shareholders of the Fund, the Directors of the Company will consider other possible courses of action.

Tax Aspects of the Reorganization

At or prior to the Closing Date, Income Fund will declare a dividend in an amount large enough so that it will have declared a dividend of all of its investment company taxable income and net capital gain, if any, for the taxable period ending on the Closing Date (determined without regard to any deduction for dividends paid). Such dividends will be included in the taxable income of the Fund's shareholders as ordinary income and long-term capital gain, respectively.

The exchange of the assets of the Fund for Class A and Class B shares of Bond Fund and the assumption by Bond Fund of certain liabilities of the Fund is intended to qualify for Federal income tax purposes as a reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). The Fund has represented to Arthur Andersen LLP, tax adviser to the Fund, that there is no plan or intention by any Fund shareholder who owns 5% or more of the Fund's outstanding shares, and, to the Fund's best knowledge, there is no plan or intention on the part of the remaining Fund shareholders, to redeem, sell, exchange or otherwise dispose of a number of Bond Fund shares received in the transaction that would reduce the Fund shareholders' ownership of Bond Fund Class A and Class B shares to a number of shares having a value, as of the Closing Date, of less than 50% of the value of all the formerly outstanding Fund shares as of the same date. The Fund and Bond Fund have each further represented to Arthur Andersen LLP the fact that, as of the Closing Date, the Fund and Bond Fund will qualify as regulated investment companies or will meet the diversification test of Section 368(a)(2)(F)(ii) of the Code.

As a condition to the closing of the Reorganization, Bond Fund and the Fund will receive the opinion of Arthur Andersen LLP to the effect that, based on the Reorganization Agreement, the above representations and other representations as such firm shall reasonably request, existing provisions of the Code, Treasury Regulations issued thereunder, current Revenue Rulings, Revenue Procedures and court decisions, for Federal income tax purposes:

        1. The transfer of substantially all of Income Fund's assets in exchange for Class A and Class B shares of Bond Fund and the assumption by Bond Fund of certain identified liabilities of the Fund followed by the distribution by the Fund of Class A and Class B shares of Bond Fund to the Fund shareholders in exchange for their Fund shares will constitute a "reorganization" within the meaning of
        Section 368(a)(1) of the Code and the Fund and Bond Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

        2. Pursuant to Section 1032 of the Code, no gain or loss will be recognized by Bond Fund upon the receipt of the assets of the Fund solely in exchange for Class A and Class B shares of Bond Fund and the assumption by Bond Fund of certain identified liabilities of the Fund.

        3. Pursuant to Sections 361(a) and 361(c) of the Code, no gain or loss will be recognized by the Fund upon the transfer of the assets of the Fund to Bond Fund in exchange for Class A and Class B shares of Bond Fund and the assumption by Bond Fund of certain identified liabilities of the Fund or upon the distribution of Class A and Class B shares of Bond Fund to the Fund shareholders in exchange for the Fund shares.

        4. Pursuant to Section 354(a) of the Code, no gain or loss will be recognized by the Fund shareholders upon the exchange of the Fund shares for the Class A and Class B shares of Bond Fund. However, Income Fund shareholders may recognize taxable income or gain to the extent they receive any portion of the Cash Reserve, as defined above.

        5. Pursuant to Section 358 of the Code, the aggregate tax basis for Class A and Class B shares of Bond Fund received by each Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Fund shares held by each such Fund shareholder immediately prior to the Reorganization.

        6. Pursuant to Section 1223 of the Code, the holding period of Class A and Class B shares of Bond Fund to be received by each Fund shareholder will include the period during which the Fund shares surrendered in exchange therefor were held (provided such Fund shares were held as capital assets on the date of the Reorganization).

        7. Pursuant to Section 362(b) of the Code, the tax basis of the assets of the Fund acquired by Bond Fund will be the same as the tax basis of such assets of the Fund immediately prior to the Reorganization.

        8. Pursuant to Section 1223 of the Code, the holding period of the assets of the Fund in the hands of Bond Fund will include the period during which those assets were held by the Fund.

        9. Bond Fund will succeed to and take into account the items of the Fund described in Section 381(c) of the Code, including the earnings and profits, or deficit in earnings and profits, of the Fund as of the date of the transactions. Bond Fund will take these items into account subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and applicable regulations thereunder.

Shareholders of the Fund should consult their tax advisors regarding the effect, if any, of the Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the Federal income tax consequences of the Reorganization, shareholders of the Fund should also consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

Capitalization Table (Unaudited)

The table below sets forth the capitalization of Bond Fund and Income Fund and indicates the pro forma combined capitalization as of December 31, 1995 as if the Reorganization had occurred on that date.

                                                                                                    Net Asset
                                                                    Shares                          Value
                                      Net Assets                    Outstanding                     Per Share
Bond Fund
   Class A Shares                     $169,059,333                  15,399,839                      $10.98
   Class B Shares                       39,187,315                   3,570,470                       10.98
   Class C Shares                        3,970,646                     361,451                       10.99

Income Fund                           $ 33,127,594                   3,478,038                        9.52
   Class A Shares                           58,767                       6,150                        9.56
   Class B Shares

Pro Forma Combined
Fund**
   Class A Shares                     $202,186,927                  18,416,927                      $10.98
   Class B Shares                       39,246,082                   3,575,822                       10.98
   Class C Shares                        3,970,646                     361,451                       10.99

------------------

* No Bond Fund Class C shares are being issued in the Reorganization because there are no outstanding Income Fund Class C shares.

**Reflects issuance of 3,017,085 Class A shares and 5,352 Class B shares of Bond Fund in a tax-free exchange for the net assets of the Fund, aggregating $33,127,594 and $58,767 for Class A and Class B shares, respectively, of the Fund.

The pro forma ratio of expenses to average annual net assets of the combined funds at December 31, 1995 would have been 1.38% with respect to Class A shares and 2.15% with respect to Class B shares.

COMPARISON BETWEEN BOND FUND AND INCOME FUND

Comparative information about Bond Fund and the Fund is presented below. More complete information about Bond Fund and the Fund is set forth in their respective Prospectuses (which, as to Bond Fund, accompanies this Proxy Statement and Prospectus and is incorporated herein by reference) and Statements of Additional Information. To obtain copies of either Prospectus, see "Miscellaneous - Public Information."

Comparison of Investment Objectives, Policies and Restrictions

As its investment objective, Bond Fund seeks a high level of current income by investing mainly in debt instruments. As its investment objective, Income Fund seeks high current income consistent with prudent investment risk and preservation of capital. Income Fund seeks to achieve its objective by investing in a portfolio consisting primarily of fixed income obligations. In seeking their investment objectives, Bond Fund and the Fund employ the investment policies as described in detail below.

Bond Fund. Under normal market conditions, Bond Fund invests at least 65% of its total assets in a diversified portfolio of investment grade fixed-income securities. These include (i) investment-grade debt securities rated BBB or above by S&P, Baa or above by Moody's or an equivalent rating category of another nationally-recognized rating organization or, if unrated, are of comparable quality as determined by OFI; (ii) securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities or obligations secured by such securities ("U.S. Government Securities"); and (iii) high-quality, short-term money market instruments.

Currently, Bond Fund may invest up to 35% of its total assets in debt securities rated less than investment grade or, if unrated, judged by OFI to be of comparable quality to such lower-rated securities (collectively, "lower-grade securities"). Lower-grade securities (often called "junk bonds") are considered speculative and involve greater risk than investment grade debt securities. Lower-grade securities include securities rated BB, B, CCC, CC and D by S&P or Ba, B, Caa, Ca and C by Moody's. Bonds rated BB, B, CCC and CC by S&P are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. Bonds on which no interest is paid are rated C by S&P. Bonds rated D by S&P are in default and payment of interest and/or repayment of principal is in arrears. Bonds rated Ba or B by Moody's are judged to have speculative elements; their future is not well-assured. Bonds rated Caa by Moody's are of poor standing and may be in default; bonds rated Ca are speculative in a high degree and are often in default; bonds rated C are regarded as having extremely poor prospects of attaining any real investment standing. Prior to July 10, 1995, Bond Fund's investments were limited to investment grade bonds, U.S. Government Securities and money market instruments. Such investment policies were changed pursuant to shareholder approval on July 10, 1995.

OFI anticipates that Bond Fund would generally invest at least 75% of its total assets in: (i) U.S. corporate bonds rated "A" or better and (ii) U.S. government and agency bonds. OFI further anticipates that Bond Fund would invest an additional 15% of its total assets in non-investment grade domestic corporate bonds and 10% of total assets in non-investment grade foreign bonds. These anticipated investment targets, including the allocation between domestic and foreign lower-grade debt securities, are not fundamental investment policies, and they are subject to fluctuation and may be changed by OFI without further notice to shareholders or amended prospectus disclosure. When investing Bond Fund's assets, OFI considers many factors, including current developments and trends in both the economy and the financial markets. Under normal market conditions, Bond Fund's target duration will be approximately five. Duration is a measure of the anticipated rise or decline in value for a 1% change in interest rates. For example, a duration of 2 in a portfolio indicates that for every 1% rise in general interest rates, the portfolio's value would be expected to fall 2%, and vice versa.

Bond Fund may invest in debt securities issued or guaranteed by foreign companies and debt securities of foreign governments or their agencies. Bond Fund is not restricted in the amount of assets that it may invest in foreign countries or in which countries. However, if Bond Fund's assets are held abroad, the countries in which they are held and the sub-custodians holding then must be approved by the Integrity Trust Board of Trustees when required to do so under applicable regulations.

Bond Fund may also invest in U.S. Government Securities (including mortgage-related U.S. Government Securities that are issued or guaranteed by federal agencies or government-sponsored entities but are not supported by the full faith and credit of the U.S. Government), mortgage-backed securities, whether issued by the U.S. government or private issuers, CMOs, stripped CMOs and asset-backed securities. In addition to the foregoing, Bond Fund may invest in zero coupon securities and illiquid securities.

Income Fund. Under normal conditions, at least 75% of the Fund's assets will be invested in U.S. Government securities, U.S. Government-related securities (obligations that are fully collateralized or otherwise secured by U.S. Government securities), dollar-denominated foreign government and corporate securities rated at least investment grade or if unrated determined by OFI to be of comparable quality, and short-term investments rated Prime or the equivalent. The Fund may invest up to 25% of its total assets in lower-grade securities (described above); however, Income Fund will not invest in lower-grade securities rated below B by Moody's or S&P or, if unrated, determined by OFI to be of comparable quality. Income Fund may not invest ore than 10% of its assets in unrated debt securities. Income Fund's investment in privately issued CMOs are limited to those rated in the two highest rating categories. The average maturity of the Fund's investments will vary based on market conditions. It is anticipated, however, that the average dollar weighted maturity of the Fund will generally be between 2-3 years. Income Fund may invest up to 20% of its total assets in mortgage dollar rolls; in these transactions, it sells mortgage backed securities for delivery in the current month and simultaneously contracts to purchase similar securities on a specified future date. For temporary defensive purposes the Fund may invest up to 100% of its assets in various types of U.S. Government securities and high quality money market instruments.

Special Investment Methods

Bond Fund and the Fund may use the special investment methods summarized below.

Loans of Portfolio Securities. Both Bond Fund and the Fund may lend their portfolio securities to brokers, dealers and other financial institutions, subject to certain conditions. The funds must receive collateral for the loans. Bond Fund presently does not intend to lend its portfolio securities but, if it does, the value of securities loaned is not expected to exceed 5% of the value of the total assets of Bond Fund in the coming year. Income Fund may commit up to 33-1/3% of the value of its total assets to such loans.

Repurchase Agreements. Both Bond Fund and the Fund may enter into repurchase agreements. There is no limit on the amount of either fund's net assets that may be subject to repurchase agreements of seven days or less. Neither fund will enter into a repurchase agreement that will cause more than 10% of its net assets to be subject to repurchase agreements having a maturity beyond seven days; as to Bond Fund this percentage limit may increase to 15% if certain state laws are changed or Bond Fund's shares are no longer sold in those states.

Hedging. Bond Fund may purchase and sell: futures contracts that relate to foreign currencies, financial indices and interest rates; certain put and call options; and options on futures, broadly-based stock indices, bond indices and foreign currency. Bond Fund may also enter into interest rate swap agreements. The Fund may purchase or sell financial futures contracts and purchase options on such contracts. These are all referred to as "hedging instruments." The funds do not use hedging instruments for speculative purposes. Up to 50% of Bond Fund's total assets may be subject to covered calls; the corresponding limit for Income Fund is 20%. Bond Fund will not write puts if more than 50% of its net assets would have to be segregated to cover put obligations. Bond Fund may only purchase a call or put if, after such purchase, the value of all call and put options held by Bond Fund would not exceed 5% of Bond Fund's total assets. Other limits on the use of hedging instruments are described in the funds' respective Prospectuses and Statements of Additional Information.

Hedging instruments may be used to manage a fund's exposure to the possibility that the prices of its portfolio securities may decline, or to establish a position in the securities market as a temporary substitute for purchasing individual securities; to try to manage its exposure to changing interest rates; to hedge the fund's portfolio against price fluctuations; and to increase the fund's exposure to the securities market. Forward contracts are used to try to manage foreign currency risks on a fund's foreign investments. Both funds' foreign currency or options are used to try to protect against declines in the dollar value of foreign securities Bond Fund owns, or to protect against an increase in the dollar cost of buying foreign securities. Both funds may write covered call options to provide income for liquidity purposes, defensive reasons, or to raise cash to distribute to shareholders.

The use of hedging instruments requires special skills and knowledge of investment techniques that are different than those required for normal portfolio management. If a fund uses a hedging instrument at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the Fund's return. A fund could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market for the future or option. Options trading involves the payment of premiums, and options, futures and forward contracts are subject to special tax rules that may affect the amount, timing and character of a fund's distributions to its shareholders. There are also special risks in particular hedging strategies. If a covered call written by Bond Fund is exercised on an investment that has increased in value, Bond Fund will be required to sell the investment at the call price and will not be able to realize any profit if the investment has increased in value above the call price. Interest rate swaps are subject to credit risks (if the other party fails to meet its obligations) and also to interest rate risks. Bond Fund could be obligated to pay more under its swap agreements than it receives under them, as a result of interest rate changes.

Derivative Investments. Each Fund can invest in a number of different kinds of "derivative investments." Some types of derivatives may be used for hedging purposes, as described above. Bond Fund may invest in others because they offer the potential for increased income and principal value. In general, a "derivative investment" is a specially-designed investment the performance of which is linked to the performance of another investment or security, such as an option, future, index, currency or commodity. In the broadest sense, derivative investments include the hedging instruments, mortgage-backed and asset-backed securities and CMOs in which the funds may invest. Other types of derivatives in which Bond Fund may invest include index-linked or commodity-linked notes, debt exchangeable for common stock, equity-linked debt securities and currency indexed securities. Other types of derivatives in which Income Fund may invest include inverse floating rate instruments and structured notes.

One risk of investing in derivative investments is that the company issuing the instrument might not pay the amount due on the maturity of the instrument. There is also the risk that the underlying investment or security might not perform the way the investment adviser expected it to perform. The performance of derivative investments may also be influenced by interest rate changes in the U.S. and abroad. All of these risks can mean that a fund will realize less income than expected from its investments, or that it can lose part or all of the value of its investments, which will affect its share price.

When-Issued and Delayed Delivery Transactions. The funds may purchase securities on a "when-issued" basis and may purchase or sell such securities on a "delayed delivery" basis. These terms refer to securities that have been created and for which a market exists, but which are not available for immediate delivery or are to be delivered at a later date. There may be a risk of loss to the funds if the value of the security changes prior to the settlement date.

Investment Restrictions

Both Bond Fund and Fund have certain investment restrictions that, together with the investment objective of Bond Fund, are fundamental policies changeable only by shareholder approval. The investment restrictions of Bond Fund and the Fund are set forth below.

Bond Fund cannot (1) make short sales except for sales "against the box";
(2) borrow money or enter into reverse repurchase agreements, except that Bond Fund may borrow money from banks and enter into reverse repurchase agreements as a temporary measure for extraordinary or emergency purposes (but not for the purpose of making investments), provided that the aggregate amount of all such borrowings and commitments under such agreements does not, at the time of borrowing or of entering into such an agreement, exceed 10% of Bond Fund's total assets taken at current market value; Bond Fund will not purchase additional portfolio securities at any time that the aggregate amount of its borrowings and its commitments under reverse repurchase agreements exceeds 5% of Bond Fund's net assets (for purposes of this restriction, entering into portfolio lending agreements shall not be deemed to constitute borrowing money); (3) concentrate its investments in any particular industry except that it may invest up to 25% of the value of its total assets in the securities of issuers in any one industry (of the utility companies, gas, electric, water and telephone will each be considered as a separate industry); and (4) buy securities issued or guaranteed by any one issuer (except the U.S. Government or any of its agencies or instrumentalities) if with respect to 75% of its total assets (a) more than 5% of Bond Fund's total assets would be invested in the securities of that issuer, or (b) Bond Fund would own more than 10% of that issuer's voting securities; (5) act as an underwriter, except to the extent that, in connection with the disposition of portfolio securities, Bond Fund may be deemed an underwriter under applicable laws;
(6) invest in oil, gas or other mineral leases, rights, royalty contracts or exploration or development programs, real estate or real estate mortgage loans (this restriction does not prevent Bond Fund from purchasing securities secured or issued by companies investing or dealing in real estate and by companies that are not principally engaged in the business of buying and selling such leases, rights, contracts or programs); (7) make loans other than by investing in obligations in which Bond Fund may invest consistent with its investment objective and policies and other than repurchase agreements and loans of portfolio securities;
(8) pledge, mortgage or hypothecate its assets, except that, to secure permitted borrowings, it may pledge securities having a market value at the time of the pledge not exceeding 15% of the cost of Bond Fund's total assets and except in connection with permitted transactions in options, futures contracts and options on futures contracts, and except for reverse repurchase agreements and securities lending; (9) purchase or retain securities of any issuer if, to the knowledge of the Trust, more than 5% of such issuer's securities are beneficially owned by officers and trustees of the Trust or officers and directors of MassMutual who individually beneficially own more than 1/2 of 1% of the securities of such issuer; and (10) make loans to an officer, trustee or employee of the Trust or to any officer, director or employee of MassMutual, or to MassMutual.

In accordance with certain non-fundamental policies and guidelines changeable without shareholder approval, Bond Fund may not: (a)invest for the purpose of exercising control over, or management of, any company; (b) purchase any security of a company which (including any predecessor, controlling person, general partner and guarantor) has a record of less than three years of continuous operations or relevant business experience, if such purchase would cause more than 5% of the current value of Bond Fund's assets to be invested in such companies; and (c) invest in securities of other investment companies except by purchase in the open market where no commission or profit to a sponsor or dealer results from such purchase other than the customary broker's commission, except when such purchase is a part of a plan of merger, consolidation, reorganization or acquisition.

Income Fund cannot: (1) issue senior securities, except as permitted by paragraphs 7, 8, 9 and 11 below. For purposes of this restriction, the issuance of shares of common stock in multiple classes or series, the purchase or sale of options, futures contracts and options on futures contracts, forward commitments, and repurchase agreements entered into in accordance with the Fund's investment policies, and the pledge, mortgage or hypothecation of Income Fund's assets are not deemed to be senior securities; (2) (a) invest more than 5 percent of its total assets (taken at market value at the time of each investment) in the securities (other than United States Government or Government agency securities) of any one issuer (including repurchase agreements with any one bank or dealer) or more than 15 percent of its total assets in the obligations of any one bank; and (b) purchase more than either (i) 10 percent in principal amount of the outstanding debt securities of an issuer, or (ii) 10 percent of the outstanding voting securities of an issuer, except that such restrictions shall not apply to securities issued or guaranteed by the United States Government or its agencies, bank money instruments or bank repurchase agreements; (3) invest more than 25 percent of the value of its total assets in the securities of issuers in any single industry, provided that this limitation shall not apply to the purchase of obligations issued or guaranteed by the United States Government, its agencies or instrumentalities. For the purpose of this restriction, each utility that provides a separate service (e.g., gas, gas transmission, electric or telephone) shall be considered to be a separate industry. This test shall be applied on a proforma basis using the market value of all assets immediately prior to making any investment; (4) alone, or together with any other portfolio or portfolios, make investments for the purpose of exercising control over, or management of, any issuer; (5) purchase securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization, or by purchase in the open market of securities of closed-end investment companies where no underwriter or dealer's commission or profit, other than the customary broker's commission is involved and only if immediately thereafter not more than 10 percent of such portfolio's total assets, taken at market value, would be invested in such securities; (6) purchase or sell interests in oil, gas or other mineral exploration or development programs, commodities, commodity contracts or real estate, except that the Fund may: (1) purchase securities of issuers which invest or deal on any of the above and (2) invest for hedging purposes in futures contracts on securities, financial instruments and indices, and foreign currency, as are approved for trading on a registered exchange; (7) purchase any securities on margin (except that the Company may obtain such short-term credits as may be necessary for the clearance of purchases and sales of portfolio securities) or make short sales of securities or maintain a short position. The deposit or payment by Income Fund of initial or maintenance margin in connection with futures contracts or related options transactions is not considered the purchase of a security on margin; (8) make loans, except that Income Fund (1) may lend portfolio securities in accordance with Income Fund's investment policies up to 33-1/3% of Income Fund's total assets taken at market value, (2) enter into repurchase agreements, and (3) purchase all or a portion of an issue of publicly distributed debt securities, bank loan participation interests, bank certificates of deposit, bankers' acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities; (9) borrow amounts in excess of 10 percent of its total assets, taken at market value at the time of the borrowing, and then only from banks as a temporary measure for extraordinary or emergency purposes, or make investments in portfolio securities while such outstanding borrowings exceed 5 percent of its total assets; (10) allow its current obligations under reverse repurchase agreements, together with borrowings, to exceed 1/3 of the value of its total assets (less all its liabilities other than the obligations under borrowings and such agreements); (11) mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by the Fund except as may be necessary in connection with borrowings as mentioned in investment restriction (9) above, and then such mortgaging, pledging or hypothecating may not exceed 10 percent of Income Fund's total assets, taken at market value at the time thereof. In order to comply with certain state statues, the Fund will not, as a matter of operating policy, mortgage, pledge or hypothecate its portfolio securities to the extent that at any time the percentage of the value of pledged securities plus the maximum sales charge will exceed 10 percent of the value of Income Fund's shares at the maximum offering price. The deposit of cash, cash equivalents and liquid debt securities in a segregated account with the custodian and/or with a broker in connection with futures contracts or related options transactions and the purchase of securities on a "when-issued" basis is not deemed to be a pledge; (12) underwrite securities of other issuers except insofar as the Company may be deemed an underwriter under the 1933 Act in selling portfolio securities; (13) write, purchase or sell puts, calls or combinations thereof, except that covered call options may be written; (14) invest in securities of foreign issuers if at the time of acquisition more than 10 percent of its total assets, taken at market value at the time of the investment, would be invested in such securities. However, up to 25 percent of Income Fund's total assets may be invested in the aggregate in such securities (i) issued, assumed or guaranteed by foreign governments, or political subdivisions or instrumentalities thereof, (ii) assumed or guaranteed by domestic issuers, including Eurodollar securities, or (iii) issued, assumed or guaranteed by foreign issuers having a class of securities listed for trading on the New York Stock Exchange; and (15) invest more than 10% in the aggregate of the value of its total assets in repurchase agreements maturing in more than seven days, time deposits maturing in more than 2 days, portfolio securities which do not have readily available market quotations and all other illiquid assets.

Bond Fund Performance

Bond Fund does not maintain a fixed dividend rate and there can be no assurance as to the payment of any dividends or the realization of any capital gains.

During Bond Fund's fiscal year ended December 31, 1995, declines in interest rates lead to a strong rally in Treasury securities, which contributed to that Fund's positive overall performance. In the third and fourth quarters of 1995, Bond Fund reduced its allocation to Treasury securities, in order to realize profits and to emphasize investments in different categories of U.S. Government and corporate bonds. During that period, Bond Fund added to its holdings in the corporate bond sector, favoring companies in industries expected to experience earnings growth, such as cable, communications, broadcasting and media firms. Bond Fund also allocated assets to non-agency mortgage-backed securities, which have a higher degree of issuer default and therefore pay higher yields than Government agency mortgage obligations. Issues of utilities and cyclical industries such as mining and metals companies were underweighted in Bond Fund's portfolio.

The chart below shows the performance of a hypothetical $10,000 investment in Class A and Class B shares of Bond Fund held until December 31, 1995; in the case of Class A shares, from the inception of the class on April 15, 1988, and in the case of Class B shares, from the inception of the class on May 1, 1993. Class C shares are not being offered in the Reorganization, and thus no performance information about Class C shares is given.

The performance of Bond Fund's Class A and Class B shares is compared to the performance of the Lehman Brothers Corporate Bond Index, a broad-based, unmanaged index of publicly-issued nonconvertible investment grade corporate debt of U.S. issuers, widely recognized as a measure of the U.S. fixed-rate corporate bond market. Prior to July 10, 1995, Bond Fund's investments were limited to investment grade bonds, U.S. Government Securities, and money market instruments. The Lehman Brothers Corporate Bond Index includes a factor for the reinvestment of interest, but does not reflect expenses or taxes. Index performance reflects the reinvestment of dividends but does not consider the effect of capital gains or transaction costs, and none of the data below shows the effect of taxes. Also, Bond Fund's performance reflects the effect of Fund business and operating expenses. While index comparisons may be useful to provide a benchmark for Bond Fund's performance, it must be noted that Bond Fund's investments are not limited to the securities in any one index. Moreover, the index performance data does not reflect any assessment of the risk of the investments included in the index.

The performance of Bond Fund's Class A and Class B shares should also be compared to the performance of the comparable class of Income Fund shares. The average annual total returns on an investment in Income Fund Class A shares for 1, 5 and 10 year periods ended December 31, 1995 were 7.29%, 7.03% and 7.30%, respectively. These calculations reflect investment of all dividends and capital gains distributions and are shown net of the applicable 4% maximum initial sales charge. The cumulative total return on an investment in Income Fund Class B shares for the period from October 1, 1995 (inception) to December 31, 1995 was -2.71%. This calculation also reflects reinvestment of all dividends and distributions and are shown net of the applicable 5% contingent deferred sales charge.

Class A Shares
Comparison of Change in Value of $10,000 Hypothetical Investments in:
Oppenheimer Bond Fund (Class A) and Lehman Brothers Corporate Bond Index

[graph]

Average Annual Total Return of Class A Shares of Bond Fund at 12/31/951
1 Year                  5 Years                  Life
---------------------------------------------------------------------
11.38%                  8.33%                    8.05%

Class B Shares
Comparison of Change in Value of $10,000 Hypothetical Investments in:
Oppenheimer Bond Fund (Class B) and Lehman Brothers Corporate Bond Index

[graph]

Average Annual Total Return of Class B Shares of Bond Fund at 12/31/952
1 Year                  Life
--------------------------------------------------------------------
11.06%                  4.40%

1The inception date of Bond Fund (Class A shares) was 4/15/88. The average annual total returns and the ending account value in the graph reflect reinvestment of all dividends and capital gains distributions and are shown net of the applicable 4.75% maximum initial sales charge.
2Class B shares of Bond Fund were first publicly offered on 5/1/93. The average annual total returns reflect reinvestment of all dividends and capital gains distributions and are shown net of the applicable 5% and 3% contingent deferred sales charges, respectively, for the 1-year period and life-of-the-class. The ending account value in the graph is net of the applicable 3% contingent deferred sales charge.
Past performance is not predictive of future performance.
Graphs are not drawn to same scale.

Additional information on Income Fund performance is set forth in the Fund's Annual Report as of December 31, 1995, which is incorporated herein by reference and may be obtained without charge as set forth in "Miscellaneous - Public Information."

Additional Comparative Information

General

For a discussion of the organization and operation of Bond Fund, including brokerage practices, see "Investment Objective and Policies" and "How the Fund is Managed" in Bond Fund's current Prospectus and "Brokerage Policies of the Fund" in the Bond Fund Statement of Additional Information. For a discussion of the organization and operation of the Fund, including brokerage practices, see "Investment Objectives and Policies," "Management" and "The Company" in Income Fund's current Prospectus and "Portfolio Transactions and Brokerage" in the Fund's current Statement of Additional Information.

Financial Information

For certain financial information about Bond Fund and Income Fund, see (as to Bond Fund) "Financial Highlights" and "Performance of the Fund" in Bond Fund's current Prospectus and (as to Income Fund) "Financial Highlights" in the Fund's current Prospectus.

Management of Bond Fund and Income Fund

For information about the management of Bond Fund and the Fund, including their respective Boards of Trustees or Directors, investment adviser, portfolio managers and distributor, see (as to Bond Fund) "Expenses" and "How the Fund is Managed" in the Bond Fund current Prospectus and (as to Income Fund) "Management" and "The Company" in Income Fund's current Prospectus.
Description of Shares of Bond Fund and Income Fund

Bond Fund is a series of Integrity Trust, a Massachusetts business trust. Each share of Bond Fund represents an interest in Bond Fund proportionately equal to the interest of each other share of the same class and entitles the holder to one vote per share (and a fractional vote for a fractional share) on matters submitted to a vote at shareholder meetings. Shares of Bond Fund and of Integrity Trust's other series vote together in the aggregate on certain matters at shareholder meetings, such as the election of Trustees and ratification of appointment of auditors. Shareholders of a particular series or class vote separately on proposals which affect that series or class, and shareholders of a series or class which are not affected by that matter are not entitled to vote on the proposal. Shareholders of Bond Fund have the right, under certain circumstances, to remove a Trustee and will be assisted in communicating with other shareholders for such purpose.

Bond Fund is authorized to issue an unlimited number of shares of beneficial interest. Shares are freely transferrable and shares do not have cumulative voting rights or preemptive or subscription rights. Bond Fund is governed by a Board of Trustees that has the power, without shareholder approval, to establish and designate one or more series and to divide unissued shares into two or more classes. The Board of Trustees has established three classes of shares for Bond Fund, Class A, Class B and Class C. Each class invests in the same investment portfolio. Each class has its own dividends and distributions, and pays certain expenses which may be different for the different classes. Under certain circumstances, a shareholder of Bond Fund may be held personally liable as a partner for the obligations of Bond Fund, and under the Declaration of Trust for Integrity Trust, such a shareholder is entitled to indemnification rights by Bond Fund; the risk of a shareholder incurring any such loss is limited to the remote circumstances in which Bond Fund is unable to meet its obligations.

The Company is a Maryland corporation with 3 billion shares of common stock, par value $0.0001 per share, authorized. The Board is authorized to classify and reclassify the common stock into additional series and the series into one or more classes. The shares of each class represent an interest in the same portfolio of investments as the series and have equal rights as to voting, redemption, dividends and liquidation. On matters affecting only one series, only the shareholders of that series are entitled to vote. On matters relating to all of the series but affecting the series differently, separate votes by each series are required. On matters relating to a single class of shares of a series, only the shareholders of that class are entitled to vote. Shareholders holding more than 50% of the shares of the Company can elect all of the Company's directors. Each share is entitled to one vote within each series.

Neither Bond Fund nor Income Fund are required to hold, and neither plans to hold, regular annual meetings of shareholders.

For further information about the shares of Bond Fund, see (as to Bond
Fund) "How the Fund is Managed" in the Bond Fund current Prospectus and Bond Fund Statement of Additional Information. For a description of the classes of shares of Income Fund, including voting rights and restrictions on disposition, see "Additional Information" in the Fund current Prospectus.

Dividends, Distributions and Taxes

Bond Fund declares dividends from net investment income on each regular business day, distributes dividends monthly and distribute net long-term capital gains annually. Bond Fund declares and distributes net short-term capital gains annually. Dividends from net investment income of Income Fund are declared and paid monthly. All realized net short-term capital gains in excess of net long-term capital losses, if any, and all realized net long-term capital losses, if any, of Income Fund are declared and paid at least annually. For a discussion of the policies of Bond Fund and the Fund with respect to dividends and distributions, and a discussion of the tax consequences of an investment in Bond Fund and the Fund, see (as to Bond Fund) "Dividends, Capital Gains and Taxes" in the Bond Fund current Prospectus and (as to Income Fund) "Dividends, Capital Gains and "Taxes" in Income Fund's current Prospectus.

Purchases, Redemptions and Exchanges of Shares

For a discussion of how shares of Bond Fund and the Fund may be purchased, redeemed and exchanged, see (as to Bond Fund) "How to Buy Shares," "How to Sell Shares," "Exchanges of Shares," "Special Investor Services," "Service Plan for Class A Shares," and "Distribution and Service Plan for Class B Shares" in Bond Fund's current Prospectus; and (as to Income Fund) "Prospectus Summary" and "Your Account" in Income Fund's current Prospectus.

Shareholder Inquiries

For a description of how shareholder inquiries should be made, see (as to Bond Fund) "How the Fund is Managed" in Bond Fund current Prospectus and (as to the Fund) the March 1, 1996 supplement to Income Fund's current Prospectus.


INFORMATION CONCERNING THE MEETING

The Meeting

The Meeting and any adjournments thereof will be held at OppenheimerFunds, Inc., 3410 South Galena Street, Denver, Colorado 80231, at 10:00 A.M., Denver time, on April 24, 1996. At the Meeting, Income Fund shareholders will be asked to consider and vote upon approval of the Reorganization Agreement, and the transactions contemplated thereby, including the transfer of substantially all the assets of the Fund to Bond Fund in exchange for Class A and Class B shares of Bond Fund, the distribution by the Fund of such shares to its shareholders in liquidation of the Fund and the cancellation of the outstanding shares of the Fund.

Record Date; Vote Required; Share Information

The Board has fixed the close of business on March 18, 1996 as the record date (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Meeting. The affirmative vote of the holders of a majority of Income Fund's Class A and Class B shares outstanding, entitled to vote and voting together as a series, is required for approval of the Proposal. Each shareholder will be entitled to one vote for each share and a fractional vote for each fractional share held of record at the close of business on the Record Date. Only Income Fund shareholders will vote on the Reorganization. The vote of shareholders of Bond Fund is not being solicited to approve the Reorganization Agreement.

At the close of business on the Record Date, there were approximately _____________ Class A and ___________ Class B shares of the Fund issued and outstanding. The presence in person or by proxy of the holders of a majority of Income Fund's shares constitutes a quorum for the transaction of business at the Meeting. As of the close of business on the Record Date, there were approximately _____________ Class A and _______________ Class B Fund share of Bond Fund issued and outstanding. To the knowledge of the Fund, as of the Record Date, no person owned of record or beneficially 5% or more of the outstanding Class A or Class B Fund shares or 5% or more of the outstanding shares of Income Fund. To the knowledge of Bond Fund, as of the Record Date, no person owned of record or beneficially 5% or more of the outstanding Class A, Class B or Class C Bond Fund shares or 5% or more of the outstanding shares of Bond Fund.
As of the Record Date, the officers and Directors of Integrity Trust, and the officers and Directors of the Company, beneficially owned as a group less than 1% of the outstanding shares of each class of Bond Fund and Income Fund, respectively, and of the outstanding shares of the Trust and the Company, respectively.

In the event a quorum does not exist on the date originally scheduled for the Meeting, or, subject to approval of the Board, for other reasons, one or more adjournments of the Meeting may be sought by the Board. Any adjournment would require a vote in favor of the adjournment by the holders of a majority of the shares present at the Meeting (or any adjournment thereof) in person or by proxy. The persons named as proxies will vote all shares represented by proxies which they are required to vote in favor of the Proposal, in favor of an adjournment, and will vote all shares which they are required to vote against the Proposal, against an adjournment. In the event that a quorum is present at the Meeting but the shareholders do not approve the Reorganization, the Reorganization will be deemed to have not been approved and the Board will consider what further action, if any, to take.

Shares of common stock of the Company represented in person or by proxy (including shares which abstain or do not vote with respect to the Proposal presented for shareholder approval) will be counted for purposes of determining whether a quorum is present at the Meeting. If a broker or nominee holding shares in "street name" indicates on the proxy that it does not have discretionary authority to vote on the Proposal, those shares will not be considered as present and entitled to vote on the Proposal and are not considered to be votes cast. A "broker non-vote" has the same effect as a vote against the Proposal.

Proxies

The enclosed form of proxy, if properly executed and returned, will be voted (or counted as an abstention or withheld from voting) in accordance with the choices specified thereon, and will be included in determining whether there is quorum to conduct the Meeting. If a shareholder executes and returns a proxy but fails to indicate how the votes should be cast, the proxy will be voted in favor of the Proposal. The proxy may be revoked at any time prior to the voting thereof by: (i) writing to the Secretary of the Company at OppenheimerFunds, Inc., Two World Trade Center, New York, New York 10048-0203; (ii) attending the Meeting and voting in person; or (iii) signing and returning a new proxy (if returned and received in time to be voted).

Costs of the Solicitation and the Reorganization

All expenses of this solicitation, including the cost of printing and mailing this Proxy Statement and Prospectus, will be borne by MassMutual. Any documents such as existing prospectuses or annual reports that are included in that mailing will be a cost of the Fund issuing the document. In addition to the solicitation of proxies by mail, proxies may be solicited by officers and employees of OFI or OFI's affiliates, personally or by telephone or telegraph. In addition, the Company has retained D.F. King & Co., Inc., 77 Water Street, New York, New York 10005 to assist in the solicitation of proxies primarily by contacting shareholders by telephone and telegram. The cost of such proxy solicitor will be borne by MassMutual. D.F. King & Co., Inc. may call shareholders to ask if they would be willing to have their votes recorded by telephone. The telephone voting procedure is designed to authenticate a shareholder's identity, to allow a shareholder to authorize the voting of shares in accordance with the shareholder's instructions and to confirm that the voting instructions have been properly recorded. If these procedures were subject to a successful legal challenge, such votes would not be counted at the Meeting. The Company has not sought to obtain an opinion of counsel on this matter and is unaware of any such challenge at this time. A shareholder would be called on a recorded line at the telephone number the Company has in its records for the account and could be asked the shareholder's Social Security number or other identifying information.
The shareholder would then be given an opportunity to authorize proxies to vote his or her shares at the Meeting in accordance with the shareholder's instructions. To ensure that the shareholder's instructions have been recorded correctly, the shareholder will also receive a confirmation of the voting instructions in the mail. A special telephone number will be available in case the voting information contained in the confirmation is incorrect. If the shareholder decides after voting by telephone to provide a written proxy or attend the Meeting, the shareholder can revoke the proxy at that time and provide a written proxy or vote the shares at the Meeting.

Brokerage houses, banks and other fiduciaries may be requested to forward soliciting material to the beneficial owners of shares of the Fund and to obtain authorization for the execution of proxies. For those services, if any, they will be reimbursed by MassMutual for their reasonable out-of-pocket expenses.

In addition to the proxy solicitation expenses (as described above), MassMutual will bear the cost of the tax opinion, as well as any other expenses associated with the Reorganization, including legal and accounting expenses.

MISCELLANEOUS

Financial Information

The Reorganization will be accounted for by Bond Fund in its financial statements similar to a pooling without restatement. Further financial information as to Income Fund is contained in its current Prospectus, which is available without charge upon written request to OFS at P.O. Box 5270, Denver, Colorado 80217, and is incorporated herein, and in its audited financial statements as of December 31, 1995, which are included in the Statement of Additional Information. Financial information for Bond Fund is contained in its current Prospectus accompanying this Proxy Statement and Prospectus and incorporated herein, and in its audited financial statements as of December 31, 1995, which are included in the Statement of Additional Information.

Public Information

Additional information about Bond Fund and Income Fund is available, as applicable, in the following documents, which may be obtained without charge by writing to OFS at P.O. Box 5270, Denver, Colorado 80217 or by calling 1-800-525-7048: (i) Bond Fund's Prospectus dated July 10, 1995, supplemented November 22, 1995, January 1, 1996 and January 5, 1996, accompanying this Proxy Statement and Prospectus (ii) Income Fund's Prospectus dated October 1, 1995, supplemented March 1, 1996, and incorporated by reference herein; (iii) Bond Fund's Annual Report as of December 31, 1995; and (iv) Income Fund's Annual Report as of December 31, 1995.

Additional information about the following matters is contained in the Statement of Additional Information, which is incorporated herein by reference and includes Bond Fund's Statement of Additional Information, Income Fund's Statement of Additional Information and the Annual Reports described in the preceding paragraph: the organization and operation of Bond Fund and Income Fund; more information on investment policies, practices and risks; information about the Board of Trustees of the Trust and the Board of Directors of the Company (on behalf of Bond Fund and Income Fund, respectively) and their responsibilities; a further description of the services provided by Bond Fund's and the Fund's investment adviser, distributor, and transfer and shareholder servicing agent; dividend policies; tax matters; an explanation of the method of determining the offering price of the shares of Bond Fund and Income Fund; purchase, redemption and exchange programs; and distribution arrangements.

Bond Fund and Income Fund are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, file reports and other information with the SEC. Proxy material, reports and other information about Bond Fund and the Fund which are of public record can be inspected and copied at public reference facilities maintained by the SEC in Washington, D.C. and certain of its regional offices, and copies of such materials can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549.


OTHER BUSINESS

Management of the Fund knows of no business other than the matters specified above which will be presented at the Meeting. Since matters not known at the time of the solicitation may come before the Meeting, the proxy as solicited confers discretionary authority with respect to such matters as properly come before the Meeting, including any adjournment or adjournments thereof, and it is the intention of the persons named as attorneys-in-fact in the proxy to vote this proxy in accordance with their judgment on such matters if no voting instructions are provided.

By Order of the Board of Directors


Andrew J. Donohue, Secretary

March 18, 1996

                                                                   EXHIBIT A

                                          AGREEMENT AND PLAN OF REORGANIZATION


        AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") dated as of March 1, 1996 by and between Oppenheimer Series Fund, Inc., a Maryland corporation (the "Company") on behalf of Connecticut Mutual Income Account, a series of the Company ("Income Fund") and Oppenheimer Integrity Funds, a Massachusetts business trust (the "Trust") on behalf of Oppenheimer Bond Fund, a series of the Trust ("Bond Fund").

                                                  W I T N E S S E T H:

        WHEREAS, the parties are each open-end investment companies of the management type; and

        WHEREAS, the parties hereto desire to provide for the reorganization pursuant to Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), of Income Fund through the acquisition by Bond Fund of substantially all of the assets of Income Fund in exchange solely for voting shares of beneficial interest ("shares") of Class A and Class B shares of Bond Fund and the assumption by Bond Fund of certain liabilities of Income Fund, which Class A and Class B shares of Bond Fund are thereafter to be distributed by Income Fund pro rata to its shareholders in complete liquidation of Income Fund and complete cancellation of its shares;

        NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

        1. The parties hereto hereby adopt this Agreement and Plan of Reorganization (the "Agreement") pursuant to Section 368(a)(1) of the Code as follows: The reorganization will be comprised of the acquisition by Bond Fund of substantially all of the properties and assets of Income Fund in exchange for the issuance of Class A and Class B shares of Bond Fund to Income Fund and the assumption by Bond Fund of certain liabilities of Income Fund, followed by the distribution by Income Fund of such Class A and Class B shares of Bond Fund shares to the Class A and Class B shareholders of Income Fund in exchange for their Class A and Class B shares of Income Fund, all upon and subject to the terms of the Agreement hereinafter set forth.

                 The share transfer books of Income Fund will be permanently closed at the close of business on the Valuation Date (as hereinafter defined) and only redemption requests received in proper form on or prior to the close of business on the Valuation Date shall be fulfilled by Income Fund; redemption requests received by Income Fund after that date shall be treated as requests for the redemption of the shares of Bond Fund that shall have been distributed to the shareholder in question as provided in Section 5.

        2. On the Closing Date (as hereinafter defined), all of the assets of Income Fund on that date, excluding a cash reserve (the "Cash Reserve") to be retained by Income Fund sufficient in its discretion for the payment of the expenses of Income Fund's dissolution and its liabilities, but not in excess of the amount contemplated by Section 10E of the Agreement, shall be delivered as provided in Section 8 of the Agreement to Bond Fund, in exchange for and against delivery to Income Fund on the Closing Date of a number of Class A and Class B shares of Bond Fund, having an aggregate net asset value equal to the value of the assets of Income Fund so transferred and delivered.

        3. The net asset value of Class A and Class B shares of Bond Fund and the value of the assets of Income Fund to be transferred shall in each case be determined as of the close of business of The New York Stock
Exchange on the Valuation Date. The computation of the net asset value of the Class A and Class B shares of Bond Fund and the Class A and Class
B shares of Income Fund shall be done in the manner used by Bond Fund and Income Fund, respectively, in the computation of such net asset value per share as set forth in their respective prospectuses. The methods used by Bond Fund in such computation shall be applied to the valuation of the assets of Income Fund to be transferred to Bond Fund.

                 Income Fund shall declare and pay, immediately prior to the Valuation Date, a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to Income Fund's shareholders all of Income Fund's investment company taxable income for taxable years ending on or prior to the Closing Date (computed without regard to any dividends paid) and all of its net capital gain, if any, realized in taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry-forward).

        4. The closing of the transactions contemplated herein (the "Closing") shall be at the office of OppenheimerFunds, Inc. (the "Agent"), Two World Trade Center, Suite 3400, New York, New York 10048, at 4:00 P.M. New York time on April 26, 1996, or at such other time or place as the parties may designate or as provided below (the "Closing Date"). The business day preceding the Closing Date is herein referred to as the "Valuation Date."

                 In the event that on the Valuation Date either party has, pursuant to the Investment Company Act of 1940, as amended (the "Act"), or any rule, regulation or order thereunder, suspended the redemption of its shares or postponed payment therefor, the Closing Date shall be postponed until the first business day after the date when both parties have ceased such suspension or postponement; provided, however, that if such suspension shall continue for a period of 60 days beyond the Valuation Date, then the other party to the Agreement shall be permitted to terminate the Agreement without liability to either party for such termination.

        5. As soon as practicable after the Closing, Income Fund shall distribute on a pro rata basis to the shareholders of Income Fund on the Valuation Date the Class A and Class B shares of Bond Fund received by Income Fund on the Closing Date in exchange for the assets of Income Fund in complete liquidation of Income Fund; for the purpose of the distribution by Income Fund of Class A and Class B shares of Bond Fund to its shareholders, Bond Fund will promptly cause its transfer agent to: (a) credit an appropriate number of Class A and Class B shares of Bond Fund on the books of Bond Fund to each Class A and Class B shareholder, respectively of Income Fund in accordance with a list (the "Shareholder List") of its shareholders received from Income Fund; and (b) confirm an appropriate number of Class A and Class B shares of Bond Fund to each shareholder of Income Fund; certificates for Class A and Class B shares of Bond Fund will be issued upon written request of a former shareholder of Income Fund but only for whole shares, with fractional shares credited to the name of the shareholder on the books of Bond Fund.

            The Shareholder List shall indicate, as of the close of business on the Valuation Date, the name and address of each shareholder of Income Fund, indicating his or her share balance. Income Fund agrees to supply the Shareholder List to Bond Fund not later than the Closing Date. Shareholders of Income Fund holding certificates representing their shares shall not be required to surrender their certificates to anyone in connection with the reorganization. After the Closing Date, however, it will be necessary for such shareholders to surrender their certificates in order to redeem, transfer or pledge the shares of Bond Fund which they received.

        6. Within one year after the Closing Date, Income Fund shall (a) either pay or make provision for payment of all of its liabilities and taxes, and (b) either (i) transfer any remaining amount of the Cash
Reserve to Bond Fund, if such remaining amount (as reduced by the estimated cost of distributing it to shareholders) is not material (as defined below) or (ii) distribute such remaining amount to the shareholders of Income Fund on the Valuation Date. Such remaining amount shall be deemed to be material if the amount to be distributed, after deduction of the estimated expenses of the distribution, equals or exceeds one cent per share of Income Fund outstanding on the Valuation Date.

        7. Prior to the Closing Date, there shall be coordination between the parties as to their respective portfolios so that, after the closing, Bond Fund will be in compliance with all of its investment policies and restrictions. At the Closing, Income Fund shall deliver to Bond Fund two copies of a list setting forth the securities, cash and receivables then owned by Income Fund. Promptly after the Closing, Income Fund shall provide Bond Fund a list setting forth the respective federal income tax bases thereof.

    8. Portfolio securities or written evidence acceptable to Bond Fund of record ownership thereof by The Depository Trust Company or through the Federal Reserve Book Entry System or any other depository approved by Income Fund pursuant to Rule 17f-4 and Rule 17f-5 under the Act shall be endorsed and delivered, or transferred by appropriate transfer or assignment documents, by Income Fund on the Closing Date to Bond Fund, or at its direction, to its custodian bank, in proper form for transfer in such condition as to constitute good delivery thereof in accordance with the custom of brokers and shall be accompanied by all necessary state transfer stamps, if any. The cash holding of Income Fund shall be delivered to Bond Fund in the form of certified or bank cashiers' checks or by bank wire or intra-bank transfer to Bond Fund's custodian bank payable to the order of Bond Fund for the account of Bond Fund.


         Shares of Bond Fund representing the number of shares of Bond Fund being delivered against the assets of Income Fund, registered in the name of Income Fund, shall be transferred to Income Fund on the Closing Date. Such shares shall thereupon be assigned by Income Fund to its shareholders so that the shares of Bond Fund may be distributed as provided in Section 5.

                 If, at the Closing Date, Income Fund is unable to make delivery under this Section 8 to Bond Fund of any of its portfolio securities or cash for the reason that any of such securities purchased by Income Fund, or the cash proceeds of a sale of portfolio securities, prior to the Closing Date have not yet been delivered to it or Income Fund's custodian, then the delivery requirements of this Section 8 with respect to said undelivered securities or cash will be waived and Income Fund will deliver to Bond Fund by or on the Closing Date and with respect to said undelivered securities or cash executed copies of an agreement or agreements of assignment as to such securities or cash proceeds in a form reasonably satisfactory to Bond Fund, together with such other documents, including a due bill or due bills and brokers' confirmation slips as may reasonably be required by Bond Fund.

        9. Bond Fund shall not assume the liabilities (except for (a) portfolio securities purchased which have not settled and (b) shareholder redemption and dividend checks outstanding) of Income Fund, but Income
Fund will, nevertheless, use its best efforts to discharge all known liabilities, so far as may be possible, prior to the Closing Date. Each party represents to the other that Massachusetts Mutual Life Insurance Company has agreed to assume liability for and pay all expenses associated with the reorganization, including legal and accounting expenses, the costs of required tax opinions, and the cost of printing and mailing the proxies and proxy statements in connection with the solicitation of the approval by the shareholders of Income Fund of this reorganization. However, any documents such as existing prospectuses or annual reports that are included in that proxy mailing will be a cost of the Fund issuing the document. Other than the cost of such documents, neither party will bear any expenses associated with the reorganization.

        10. The obligations of Bond Fund hereunder shall be subject to the following conditions:

        A. The Board of Directors of the Company on behalf of Income Fund shall have authorized the execution of the Agreement, and the shareholders of Income Fund shall have approved the Agreement and the transactions contemplated thereby, and Income Fund shall have furnished to Bond Fund copies of resolutions to that effect certified by the Secretary or an Assistant Secretary of the Company; such shareholder approval shall have been by the affirmative vote of a majority of the outstanding voting securities of Income Fund at a meeting for which proxies have been solicited by the Proxy Statement and Prospectus (as hereinafter defined).

          B. Bond Fund shall have received an opinion dated the Closing Date of Piper & Marbury LLP, counsel to the Company, to the effect that
(i) the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Maryland with full powers to conduct its business as described by its charter and as currently being conducted; (ii) the execution and delivery of the Agreement and the consummation of the transactions contemplated therein will not result in any violation of the provisions of the charter or by-laws of the Company; and (iii) the Agreement has been duly authorized and executed by the Company and the Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratoriums and other similar laws relating to or affecting creditor rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

         C. The representations and warranties of the Company on behalf of Income Fund contained herein shall be true and correct at and as of the Closing Date, and Bond Fund shall have been furnished with a certificate of the President, or a Vice President, or the Secretary or the Assistant Secretary or the Treasurer of the Company, dated the Closing Date, to that effect.

          D. On the Closing Date, Income Fund shall have furnished to Bond Fund a certificate of the Treasurer or Assistant Treasurer of the Company as to the amount of the capital loss carry-over , if any, and net unrealized appreciation or depreciation, if any, with respect to Income Fund as of the Closing Date.

           E. The Cash Reserve shall not exceed 1% of the value of the net assets, nor 10% in value of the gross assets, of Income Fund at the close of business on the Valuation Date.

          F. A Registration Statement on Form N-14 filed by Oppenheimer Integrity Funds under the Securities Act of 1933, as amended (the "1933 Act"), containing a preliminary form of the Proxy Statement and Prospectus required under the Act to request the approval of the shareholders of Income Fund of the reorganization contemplated in the Agreement (the
"Proxy Statement and Prospectus"), shall have become effective under the 1933 Act not later than December 31, 1996.

        G. On the Closing Date, Bond Fund shall have received a letter of David E. Sams, Jr. or other senior executive officer of G.R. Phelps & Co. Inc. (Income Fund's administrator and former investment manager) acceptable to Bond Fund, stating that nothing has come to his or her attention which in his or her judgment would indicate that as of the Closing Date there were any material actual or contingent liabilities of Income Fund arising out of litigation brought against Income Fund or claims asserted against it, or pending or to the best of his or her knowledge threatened claims or litigation not reflected in or apparent from the most recent audited financial statements and footnotes thereto of Income Fund delivered to Bond Fund. Such letter may also include such additional statements relating to the scope of the review conducted by such person and his or her responsibilities and liabilities as are not unreasonable under the circumstances.

          H. Bond Fund shall have received an opinion, dated the Closing Date, of Arthur Andersen LLP, to the same effect as the opinion contemplated by Section 11.E. of the Agreement.

                 I. Bond Fund shall have received at the closing all of the assets of Income Fund to be conveyed hereunder, which assets shall be free and clear of all liens, encumbrances, security interests, restrictions and limitations whatsoever.

    11. The obligations of Income Fund hereunder shall be subject to the following conditions:

            A. The Board of Trustees of the Trust on behalf of Bond Fund shall have authorized the execution of the Agreement, and the transactions contemplated thereby, and Bond Fund shall have furnished to Income Fund copies of resolutions to that effect certified by the Secretary or an Assistant Secretary of Oppenheimer Integrity Funds.

                 B. Income Fund's shareholders shall have approved the Agreement and the transactions contemplated hereby, by an affirmative vote of the holders of a majority of Income Fund's Class A and Class B shares outstanding and entitled to vote, voting together as a series; and Income Fund shall have furnished Bond Fund copies of resolutions to that effect certified by the Secretary or an Assistant Secretary of Income Fund.

                 C. Income Fund shall have received an opinion dated the Closing Date of Myer, Swanson, Adams & Wolf, P.C., counsel to Bond Fund, to the effect that (i) the Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts with full powers to carry on its business as described by its Declaration of Trust and to the best knowledge of such counsel, then being conducted and to enter into and perform the Agreement; (ii) all action necessary to make the Agreement, according to its terms, valid, binding and enforceable upon the Trust in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratoriums and other similar laws relating to or affecting creditor rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing, and to authorize effectively the transactions contemplated by the Agreement, have been taken by the Trust on behalf of Bond Fund, and (iii) the shares of Bond Fund to be issued hereunder are duly authorized and when issued will be validly issued, fully-paid and non-assessable, except as set forth in Bond Fund's then current Prospectus and Statement of Additional Information.

                 D. The representations and warranties of the Trust on behalf of Bond Fund contained herein shall be true and correct at and as of the Closing Date, and Income Fund shall have been furnished with a certificate of the President, a Vice President or the Secretary or an Assistant
Secretary or the Treasurer of the Trust to that effect dated the Closing
Date.

                 E. Income Fund shall have received an opinion of Arthur Andersen LLP to the effect that the Federal tax consequences of the transaction, if carried out in the manner outlined in this Agreement and Plan of Reorganization and in accordance with (i) Income Fund's representation that there is no plan or intention by any Fund shareholder who owns 5% or more of Income Fund's outstanding shares, and, to Income Fund's best knowledge, there is no plan or intention on the part of the remaining Fund shareholders, to redeem, sell, exchange or otherwise dispose of a number of Bond Fund shares received in the transaction that would reduce Income Fund shareholders' ownership of Bond Fund shares to a number of shares having a value, as of the Closing Date, of less than 50% of the value of all of the formerly outstanding Fund shares as of the same date, and (ii) the representation by each of Income Fund and Bond
Fund that, as of the Closing Date, Income Fund and Bond Fund will qualify as regulated investment companies or will meet the diversification test of Section 368(a)(2)(F)(ii) of the Code and (iii) the other representations by each of Income Fund and Bond Fund made to Arthur
Andersen LLP, and set forth in the opinion, will generally be as follows:

                  1. The transfer of substantially all of Income Fund's assets in exchange for Class A and Class B shares of Bond Fund and the assumption by Bond Fund of certain identified liabilities of Income Fund followed by the distribution by Income Fund of Class A and Class B shares of Bond Fund to Income Fund shareholders in exchange for their Income Fund shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code and Income Fund and Bond Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.


                2. Pursuant to Section 1032 of the Code, no gain o loss will be recognized by Bond Fund upon the receipt of the assets of Income
Fund solely in exchange for Class A and Class B shares of Bond Fund and the assumption by Bond Fund of certain identified liabilities of Income
Fund.

              3. Pursuant to Sections 361(a) and 361(c) of the Code, no gain or loss will be recognized by Income Fund upon the transfer of the assets of Income Fund to Bond Fund in exchange for Class A and Class B shares of Bond Fund and the assumption by Bond Fund of certain identified liabilities of Income Fund or upon the distribution of Class A and Class
B shares of Bond Fund to Income Fund shareholders in exchange for Income Fund shares.

              4. Pursuant to Section 354(a) of the Code, no gain or loss will be recognized by Income Fund shareholders upon the exchange of Income Fund shares for the Class A and Class B shares of Bond Fund. However, Income Fund shareholders may recognize taxable income or gain to the extent they receive any portion of the Cash Reserve, as defined in the Agreement.

           5. Pursuant to Section 358 of the Code, the aggregate tax basis for Class A and Class B shares of Bond Fund received by each Income Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of Income Fund shares held by each such Income Fund shareholder immediately prior to the Reorganization.

                6. Pursuant to Section 1223 of the Code, the holding period of Class A and Class B shares of Bond Fund to be received by each Income Fund shareholder will include the period during which Income Fund shares surrendered in exchange therefor were held (provided such Income Fund shares were held as capital assets on the date of the Reorganization.

             7. Pursuant to Section 362(b) of the Code, the tax basis of the assets of Income Fund acquired by Bond Fund will be the same as the tax basis of such assets of Income Fund immediately prior to the Reorganization.

               8. Pursuant to Section 1223 of the Code, the holding period of the assets of Income Fund in the hands of Bond Fund will include the period during which those assets were held by Income Fund.

           9. Bond Fund will succeed to and take into account the items of Income Fund described in Section 381(c) of the Code, including the earnings and profits, or deficit in earnings and profits, of Income Fund as of the date of the transactions. Bond Fund will take these items into account subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and applicable regulations thereunder.

        F. The Cash Reserve shall not exceed 1% of the value of the net assets, nor 10% in value of the gross assets, of Income Fund at the close of business on the Valuation Date.

        G. A Registration Statement on Form N-14 filed by Oppenheimer Integrity Funds under the 1933 Act, containing a preliminary form of the Proxy Statement and Prospectus required under the Act to request the approval of the shareholders of Income Fund of the reorganization contemplated in the Agreement shall have become effective under the 1933 Act not later than December 31, 1996.

                 H. On the Closing Date, Income Fund shall have received a letter of Andrew J. Donohue or other senior executive officer of OppenheimerFunds, Inc. acceptable to Income Fund, stating that nothing has come to his or her attention which in his or her judgment would indicate that as of the Closing Date there were any material actual or contingent liabilities of Bond Fund arising out of litigation brought against Bond
Fund or claims asserted against it, or pending or, to the best of his or her knowledge, threatened claims or litigation not reflected in or apparent by the most recent audited financial statements and footnotes thereto of Bond Fund delivered to Income Fund. Such letter may also include such additional statements relating to the scope of the review conducted by such person and his or her responsibilities and liabilities as are not unreasonable under the circumstances.

        I.      Income Fund shall acknowledge receipt of the shares of Bond
Fund.

        12. The Company on behalf of Income Fund hereby represents and warrants that:

         A. The financial statements of Income Fund as at December 31, 1995 (audited) heretofore furnished to Bond Fund, present fairly the financial position, results of operations, and changes in net assets of Income Fund as of that date, in conformity with generally accepted accounting principles applied on a basis consistent with the preceding year; and that from December 31, 1995 through the date hereof there have not been, and through the Closing Date there will not be, any material adverse change in the business or financial condition of Income Fund, it being agreed that a decrease in the size of Income Fund due to a diminution in the value of its portfolio and/or redemption of its shares shall not be considered a material adverse change;

                 B. Contingent upon approval of the Agreement and the transactions contemplated thereby by Income Fund's shareholders, Income Fund has authority to transfer all of the assets of Income Fund to be conveyed hereunder free and clear of all liens, encumbrances, security interests, restrictions and limitations whatsoever;

      C. The Prospectus, as amended and supplemented, contained in the Company's Registration Statement under the 1933 Act, as amended, is true, correct and complete, conforms to the requirements of the 1933 Act and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Registration Statement, as amended, was, as of the date of the filing of the last Post-Effective Amendment, true, correct and complete, conformed to the requirements of the 1933 Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

          D. There is no material contingent liability of Income Fund and no material claim and no material legal, administrative or other proceedings pending or, to the knowledge of Income Fund, threatened against Income Fund, not reflected in such Prospectus;

         E. There are no material contracts outstanding to which Income Fund is a party other than those ordinary in the conduct of its business;

        F. Income Fund is a series of Oppenheimer Series Fund, Inc., a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland; and has all necessary and material Federal and state authorizations to own all of its assets and to carry on its business as now being conducted; and Income Fund is duly registered under the Act and such registration has not been rescinded or revoked and is in full force and effect;

             G. All Federal and other tax returns and reports of Income Fund required by law to be filed have been filed, and all Federal and other taxes shown due on said returns and reports have been paid or provision shall have been made for the payment thereof and to the best of the knowledge of Income Fund no such return is currently under audit and no assessment has been asserted with respect to such returns and to the extent such tax returns with respect to the taxable year of Income Fund ended December 31, 1995 have not been filed, such returns will be filed when required and the amount of tax shown as due thereon shall be paid when due; and

                 H. Income Fund has elected to be treated as a regulated investment company and, for each fiscal year of its operations, Income
Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and Income
Fund intends to meet such requirements with respect to its current taxable year.

        13. The Trust on behalf of Bond Fund hereby represents and warrants that:

          A. The financial statements of Bond Fund as at December 31, 1995 (audited) heretofore furnished to Income Fund, present fairly the financial position, results of operations, and changes in net assets of Bond Fund, as of that date, in conformity with generally accepted accounting principles applied on a basis consistent with the preceding year; and that from December 31, 1995 through the date hereof there have not been, and through the Closing Date there will not be, any material adverse changes in the business or financial condition of Bond Fund, it being understood that a decrease in the size of Bond Fund due to a diminution in the value of its portfolio and/or redemption of its shares shall not be considered a material or adverse change;

          B. The Prospectus, as amended and supplemented, contained in the Trust's Registration Statement under the 1933 Act, is true, correct and complete, conforms to the requirements of the 1933 Act and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Registration Statement, as amended, was, as of the date of the filing of the last Post-Effective Amendment, true, correct and complete, conformed to the requirements of the 1933 Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

         C. There is no material contingent liability of Bond Fund and no material claim and no material legal, administrative or other proceedings pending or, to the knowledge of Bond Fund, threatened against Bond Fund, not reflected in such Prospectus;

          D. There are no material contracts outstanding to which Bond Fund is a party other than those ordinary in the conduct of its business;

                 E. Bond Fund is a series of Oppenheimer Integrity Funds, a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts; has all necessary and material Federal and state authorizations to own all its properties and assets and to carry on its business as now being conducted; the shares of Bond Fund which it issues to Income Fund pursuant to the Agreement will be duly authorized, validly issued, fully-paid and non-assessable, except as otherwise set forth in the Trust's Registration Statement; and will conform to the description thereof contained in the Trust's Registration Statement, will be duly registered under the 1933 Act and in the states where registration is required; and Bond Fund is duly registered under the Act and such registration has not been revoked or rescinded and is in full force and effect;

           F. All Federal and other tax returns and reports of Bond Fund required by law to be filed have been filed, and all Federal and other taxes shown due on said returns and reports have been paid or provision shall have been made for the payment thereof and to the best of the knowledge of Bond Fund no such return is currently under audit and no assessment has been asserted with respect to such returns and to the extent such tax returns with respect to the taxable year of Bond Fund ended December 31, 1995 have not been filed, such returns will be filed when required and the amount of tax shown as due thereon shall be paid when due;

                 G. Bond Fund has elected to be treated as a regulated investment company and, for each fiscal year of its operations, Bond Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and Bond Fund intends to meet such requirements with respect to its current taxable year;

          H. Bond Fund has no plan or intention (i) to dispose of any of the assets transferred by Income Fund, other than in the ordinary course of business, or (ii) to redeem or reacquire any of the shares issued by it in the reorganization other than pursuant to valid requests of shareholders; and

         I. After consummation of the transactions contemplated by the Agreement, Bond Fund intends to operate its business in a substantially unchanged manner.

        14. Each party hereby represents to the other that no broker or finder has been employed by it with respect to the Agreement or the transactions contemplated hereby. Each party also represents and warrants to the other that the information concerning it in the Proxy Statement and Prospectus will not as of its date contain any untrue statement of a material fact or omit to state a fact necessary to make the statements concerning it therein not misleading and that the financial statements concerning it will present the information shown fairly in accordance with generally accepted accounting principles applied on a basis consistent with the preceding year. Each party also represents and warrants to the other that the Agreement is valid, binding and enforceable in accordance with its terms and that the execution, delivery and performance of the Agreement will not result in any violation of, or be in conflict with, any provision of any charter, by-laws, contract, agreement, judgment, decree or order to which it is subject or to which it is a party. Bond Fund hereby represents to and covenants with Income Fund that, if the reorganization becomes effective, Bond Fund will treat each shareholder of Income Fund who received any of Bond Fund's shares as a result of the reorganization as having made the minimum initial purchase of shares of Bond Fund received by such shareholder for the purpose of making additional investments in shares of Bond Fund, regardless of the value of the shares of Bond Fund received. Bond Fund represents to Income Fund that each shareholder of Income Fund who received shares of Bond Fund as a result of the reorganization and was subject to a Class B contingent deferred sales charge waiver, as described in the proxy statement of Income Fund dated December 18, 1995, relating to the approval of OppenheimerFunds, Inc. as Income Fund's investment adviser, will remain eligible for such waiver as described therein, upon the supplementing of the Prospectus of Bond Fund with respect thereto.

        15. Bond Fund agrees that it will prepare and file a Registration Statement on Form N-14 under the 1933 Act which shall contain a preliminary form of proxy statement and prospectus contemplated by Rule
145 under the 1933 Act. The final form of such proxy statement and prospectus is referred to in the Agreement as the "Proxy Statement and Prospectus." Each party agrees that it will use its best efforts to have such Registration Statement declared effective and to supply such information concerning itself for inclusion in the Proxy Statement and Prospectus as may be necessary or desirable in this connection.

        16. The obligations of the parties under the Agreement shall be subject to the right of either party to abandon and terminate the Agreement without liability if the other party breaches any material provision of the Agreement or if any material legal, administrative or other proceeding shall be instituted or threatened between the date of the Agreement and the Closing Date (i) seeking to restrain or otherwise prohibit the transactions contemplated hereby and/or (ii) asserting a material liability of either party, which proceeding has not been terminated or the threat thereof removed prior to the Closing Date. In the event of termination, damages will be limited to reimbursement by the party breaching any material provision of the Agreement of the reasonable out-of-pocket fees and expenses (if any) incurred by the other party in connection with the transactions contemplated by the Agreement.

        17. The Agreement may be executed in several counterparts, each of which shall be deemed an original, but all taken together shall constitute one Agreement. The rights and obligations of each party pursuant to the Agreement shall not be assignable.

        18. All prior or contemporaneous agreements and representations are merged into the Agreement, which constitutes the entire contract between the parties hereto. No amendment or modification hereof shall be of any force and effect unless in writing and signed by the parties and no party shall be deemed to have waived any provision herein for its benefit unless it executes a written acknowledgement of such waiver.

        19. Income Fund understands that the obligations of Bond Fund and the Trust under the Agreement are not binding upon any Trustee or shareholder of Bond Fund or the Trust personally, but bind only Bond Fund and Bond Fund's property. Income Fund represents that it has notice of the provisions of the Declaration of Trust of the Trust disclaiming shareholder and Trustee liability for acts or obligations of Bond Fund or the Trust.












        IN WITNESS WHEREOF, each of the parties has caused the Agreement to be executed and attested by its officers thereunto duly authorized on the date first set forth above.

Attest:                                    OPPENHEIMER SERIES FUND, INC.
                                           On Behalf of
                                           CONNECTICUT MUTUAL INCOME ACCOUNT


__________________________                 By: _____________________________


Attest:                                   OPPENHEIMER INTEGRITY FUNDS
                                         On behalf of OPPENHEIMER BOND FUND


__________________________              By:_________________________________

                       APPENDIX TO PROXY STATEMENT AND PROSPECTUS OF
                                 OPPENHEIMER BOND FUND


        Graphic material included in Proxy Statement and Prospectus of Oppenheimer Bond Fund "Bond Fund Performance":

        Linear graphs will be included in the Proxy Statement and Prospectus of Oppenheimer Bond Fund ("Bond Fund") depicting the initial account value and subsequent account value of a hypothetical $10,000 in Bond Fund. In the case of Bond Fund's Class A shares, that graph will cover each of Bond Fund's fiscal years since the inception of the class on April 15, 1988 through December 31, 1995 and in the case of Class B shares the graph will cover the period from the inception of the class on May 1, 1993 through December 31, 1995. The graphs will compare such values with the same investments over the same time periods with The Lehman Brothers Corporate Bond Index. Set forth below are the relevant data points that will appear on the linear graphs. Additional information with respect to the foregoing, including a description of The Lehman Brothers Corporate Bond Index, is set forth in the Proxy Statement and Prospectus under Bond Fund Performance.
                                                         Lehman Brothers
                                   Oppenheimer           Corporate
(Period) Ended                     Bond Fund A           Bond Index

04/15/88                           $9,525               $10,000
12/31/88                           $9,952               $10,368
12/31/89                           $11,077              $11,885
12/31/90                           $11,602              $12,759
12/31/91                           $13,723              $15,170
12/31/92                           $14,653              $16,392
12/31/93                           $16,163              $18,310
12/31/94                           $15,538              $17,530
12/31/95                           $18,169              $21,429

                                                         Lehman Brothers
Fiscal Year                        Oppenheimer           Corporate
(Period) Ended                     Bond Fund B(1)        Bond Index

05/01/93                           $10,000                $10,000
12/31/93                           $10,391                $10,503
12/31/94                           $ 9,920                $10,056
12/31/95                           $11,216                $12,292

----------------------
(1) Class B shares of the Fund were first publicly offered on May 1, 1993.

Preliminary Copy
OPPENHEIMER SERIES FUND, INC.
CONNECTICUT MUTUAL INCOME FUND

PROXY FOR SPECIAL SHAREHOLDERS MEETING
TO BE HELD APRIL 24, 1996

The undersigned shareholder of Connecticut Mutual Income Fund (the "Fund"), a series of Oppenheimer Series Fund, Inc. (the "Company"), does hereby appoint Andrew J. Donohue, George Bowen and Robert Bishop, and each of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to attend the Special Meeting of Shareholders of the Fund to be held on April 24, 1996, at OppenheimerFunds, Inc., 3410 South Galena Street, Denver, Colorado 80231 at 10:00 A.M., Denver time, and at all adjournments thereof, and to vote the shares held in the name of the undersigned on the record date for said meeting on the Proposal specified on the reverse side. Said attorneys-in-fact shall vote in accordance with their best judgment as to any other matter.

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS, WHO RECOMMENDS A VOTE FOR THE PROPOSAL ON THE REVERSE SIDE. THE SHARES REPRESENTED HEREBY WILL BE VOTED AS INDICATED ON THE REVERSE SIDE OR FOR IF NO CHOICE IS
INDICATED.

Please mark your proxy, date and sign it on the reverse side and return it promptly in the accompanying envelope, which requires no postage if mailed in the United States.

The Proposal:

         To approve an Agreement and Plan of Reorganization dated as of March 1, 1996 by and among Oppenheimer Integrity Funds, on behalf of Oppenheimer Bond Fund and the Company, on behalf of the Fund, and the transactions contemplated thereby, including the transfer of substantially all the assets of the Fund to Oppenheimer Bond Fund in exchange for Class A and Class B shares of Oppenheimer Bond Fund, the distribution by the Fund of such shares to its shareholders in liquidation of the Fund and the cancellation of the outstanding shares of the Fund.

     FOR____                  AGAINST____                       ABSTAIN____

                                        Dated:________________________, 1996
                                                (Month)          (Day)

                                                ______________________________
                                                         Signature(s)

                                                ______________________________
                                                         Signature(s)

      Please read both sides of this ballot.

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME(S) APPEAR HEREON. When signing as custodian, attorney, executor, administrator, trustee, etc., please give your full title as such. All joint owners should sign this proxy. If the account is registered in the name of a corporation, partnership or other entity, a duly authorized individual must sign on its behalf and give his or her title.

                                                  OPPENHEIMER BOND FUND
                        3410 SOUTH GALENA STREET, DENVER, COLORADO 80231-5099
                                                     1-800-525-7048

                                                         PART B

                                           STATEMENT OF ADDITIONAL INFORMATION
                                                     March 18, 1996

                                           ___________________________________

      This Statement of Additional Information of Oppenheimer Bond Fund consists of this cover page and the following documents:

1. Statement of Additional Information of Oppenheimer Bond Fund dated July 10, 1995, supplemented July 14, 1995, filed herewith and incorporated herein by reference.

2. Oppenheimer Bond Fund's Annual Report as of December 31, 1995, filed herewith and incorporated herein by reference.

3. Prospectus of Connecticut Mutual Income Account dated October 1, 1995, filed herewith and incorporated herein by reference.

4. Statement of Additional Information of Connecticut Mutual Income Account dated October 1, 1995, filed herewith and incorporated herein by reference.

5. Connecticut Mutual Income Account's Annual Report as of December 31, 1995, filed herewith and incorporated herein by reference.

6. Pro Forma Financial Statements, filed herewith and incorporated herein by reference.

         This Statement of Additional Information (the "Statement of Additional Information") is not a Prospectus. This Statement of Additional Information should be read in conjunction with the Proxy Statement and Prospectus, which may be obtained by written request to OppenheimerFunds Services ("OFS"), P.O. Box 5270, Denver, Colorado 80217, or by calling OFS at the toll-free number shown above.

                                                  OPPENHEIMER BOND FUND
                                          Supplement dated July 14, 1995 to the
                  Statement of Additional Information dated July 10, 1995

The Statement of Additional Information is amended as follows:

1. In the section entitled "Letters of Intent" on page 41, the first three sentences of the first paragraph in that section are replaced by the following:

      A Letter of Intent (referred to as a "Letter") is an investor's statement in writing to the Distributor of the intention to purchase Class A shares or Class A and Class B shares of the Fund (and other OppenheimerFunds) during a 13-month period (the "Letter of Intent period"), which may, at the investor's request, include purchases made up to 90 days prior to the date of the Letter. The Letter states the investor's intention to make the aggregate amount of purchases of shares which, when added to the investor's holdings of shares of those funds, will equal or exceed the amount specified in the Letter. Purchases made by reinvestment of dividends or distributions of capital gains and purchases made at net asset value without sales charge do not count toward satisfying the amount of the Letter. A Letter enables an investor to count the Class A and Class B shares purchased under the Letter to obtain the reduced sales charge rate on purchases of Class A shares of the Fund (and other OppenheimerFunds) that applies under the Right of Accumulation to current purchases of Class A shares.

2. In the section entitled "Letters of Intent" on page 41, a new third paragraph is added as follows:

      For purchases of shares of the Fund and other OppenheimerFunds by OppenheimerFunds prototype 401(k) plans under a Letter of Intent, the Transfer Agent will not hold shares in escrow. If the intended purchase amount under the Letter entered into by an OppenheimerFunds prototype 401(k) plan is not purchased by the plan by the end of the Letter of Intent period, there will be no adjustment of commissions paid to the broker-dealer or financial institution of record for accounts held in the name of that plan.

3. In the section entitled "Terms of Escrow that Apply to Letters of Intent" on page 42, item 5 of that section is replaced by the following:

      5. The shares eligible for purchase under the Letter (or the holding of which may be counted toward completion of a Letter) include (a) Class A shares sold with a front-end sales charge or subject to a Class A contingent deferred sales charge, (b) Class
      B shares acquired subject to a contingent deferred sales charge, and (c) Class A or B shares acquired in exchange for either (i) Class A shares of one of the other OppenheimerFunds that were acquired subject to a Class A initial or contingent deferred sales charge or (ii) Class B shares of one of the other OppenheimerFunds that were acquired subject to a contingent deferred sales charge.

4. In the section entitled "Distributions from Retirement Plans" on page 45, the phrase "401(k) plans" is added after "403(b)(7) custodial plans" in the first sentence, and the third sentence of that section is revised to read as follows:

      Participants (other than self-employed persons maintaining a plan account in their own name) in OppenheimerFunds-sponsored prototype pension, profit-sharing or 401(k) plans may not directly redeem or exchange shares held for their account under those plans.

5. In the section entitled "Special Arrangements for Repurchase of Shares from Dealers and Brokers" on page 45, the last sentence of that section is revised to read as follows:

      Ordinarily, for accounts redeemed by a broker-dealer under this procedure, payment will be made within three business days after the shares have been redeemed upon the Distributor's receipt the required redemption documents in proper form, with the signature(s) of the registered owners guaranteed on the redemption document as described in the Prospectus.

6. In the section entitled "How To Exchange Shares" on page 47, the second full paragraph is changed by adding new third and fourth sentences as follows:

      However, shares of Oppenheimer Money Market Fund, Inc. purchased with the redemption proceeds of shares of other mutual funds (other than funds managed by the Manager or its subsidiaries) redeemed within the 12 months prior to that purchase may subsequently be exchanged for shares of other OppenheimerFunds without being subject to an initial or contingent deferred sales charge, whichever is applicable. To qualify for that privilege, the investor or the investor's dealer must notify the Distributor of eligibility for this privilege at the time the shares of Oppenheimer Money Market Fund, Inc. are purchased, and, if requested, must supply proof of entitlement to this privilege.



July 14, 1995

OPPENHEIMER BOND FUND

3410 South Galena Street, Denver, Colorado 80231
1-800-525-7048

Statement of Additional Information dated July 10, 1995.


      This Statement of Additional Information of Oppenheimer Bond Fund is not a Prospectus. This document contains additional information about the Fund and supplements information in the Prospectus dated July 10, 1995.
It should be read together with the Prospectus which may be obtained by writing to the Fund's Transfer Agent, Oppenheimer Shareholder Services, at P.O. Box 5270, Denver, Colorado 80217 or by calling the Transfer Agent at the toll-free number shown above.

Contents
                                                                                                       Page
About the Fund
Investment Objective and Policies. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
   Investment Policies and Strategies. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
   Other Investment Techniques and Strategies. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
   Other Investment Restrictions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
How the Fund is Managed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   21
Organization and History . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   21
Trustees and Officers of the Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
The Manager and Its Affiliates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
Brokerage Policies of the Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
Performance of the Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30
Distribution and Service Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   34
About Your Account
How to Buy Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   37
How to Sell Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   43
How to Exchange Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   47
Dividends, Capital Gains and Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   50
Additional Information About the Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   51
Financial Information About the Fund
Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   52
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   53
Appendix A: Description of Securities Ratings. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-1
Appendix B: Industry Classification. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   B-1

ABOUT THE FUND

Investment Objective And Policies

Investment Policies and Strategies. The investment objectives and policies of the Fund are discussed in the Prospectus. Set forth below is supplemental information about those policies, and the types of securities in which the Fund invests as well as the strategies the Fund may use to try to achieve its objective. Certain capitalized terms used in this Statement of Additional Information are defined in the Prospectus.

        -- Debt Securities. All debt securities are subject to two types of risk: credit risk and interest rate risk (these are in addition to other investment risks that may affect a particular security).

        - Credit Risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due.
Generally, higher yielding bonds are subject to credit risk to a greater extent than higher quality bonds.

        - Interest Rate Risk. Interest rate risk refers to the fluctuations in value of fixed-income securities resulting solely from the inverse relationship between price and yield of outstanding fixed-income securities. An increase in interest rates will generally reduce the market value of fixed-income investments, and a decline in interest rates will tend to increase their value. In addition, debt securities with longer maturities, which tend to produce higher yields, are subject to potentially greater capital appreciation and depreciation than obligations with shorter maturities. Fluctuations in the market value of fixed-income securities subsequent to their acquisition will not affect the interest payable on those securities, and thus the cash income from such securities, but will be reflected in the valuations of those securities used to compute the Fund's net asset values.
        - Commercial Paper. The Fund's commercial paper investments, in addition to those described in the Prospectus, include the following:

        Variable Amount Master Demand Notes. Master demand notes are corporate obligations which permit the investment of fluctuating amounts by the Fund at varying rates of interest pursuant to direct arrangements between the Fund, as lender, and the borrower. They permit daily changes in the amounts borrowed. The Fund has the right to increase the amount under the note at any time up to the full amount provided by the note agreement, or to decrease the amount, and the borrower may prepay up to the full amount of the note without penalty. These notes may or may not be backed by bank letters of credit. Because these notes are direct lending arrangements between the lender and borrower, it is not generally contemplated that they will be traded. There is no secondary market for these notes, although they are redeemable (and thus immediately repayable by the borrower) at principal amount, plus accrued interest, at any time. Accordingly, the Fund's right to redeem such notes is dependent upon the ability of the borrower to pay principal and interest on demand. The Fund has no limitations on the type of issuer from whom these notes will be purchased; however, in connection with such purchases and on an ongoing basis, the Manager will consider the earning power, cash flow and other liquidity ratios of the issuer, and its ability to pay principal and interest on demand, including a situation in which all holders of such notes made demand simultaneously. Investments in master demand notes are subject to the limitation on investments by the Fund in illiquid securities, described in the Prospectus.

        Floating Rate/Variable Rate Notes. Some of the notes the Fund may purchase may have variable or floating interest rates. Variable rates are adjustable at stated periodic intervals; floating rates are automatically adjusted according to a specified market rate for such investments, such as the percentage of the prime rate of a bank, or the 91-day U.S. Treasury Bill rate. Such obligations may be secured by bank letters of credit or other credit support arrangements.

        - Participation Interests. The Fund may invest in participation interests, subject to the limitation, described in "Illiquid and Restricted Securities" in the Prospectus on investments by the Fund in illiquid investments. Participation interests provide the Fund an undivided interest in a loan made by the issuing financial institution in the proportion that the Fund's participation interest bears to the total principal amount of the loan. No more than 5% of the Fund's net assets can be invested in participation interests of the same borrowers. The issuing financial institution may have no obligation to the Fund other than to pay the Fund the proportionate amount of the principal and interest payments it receives. Participation interests are primarily dependent upon the creditworthiness of the borrowing corporation, which is obligated to make payments of principal and interest on the loan, and there is a risk that such borrowers may have difficulty making payments. In the event the borrower fails to pay scheduled interest or principal payments, the Fund could experience a reduction in its income and might experience a decline in the value of that participation interest and in the net asset value of its shares. In the event of a failure by the financial institution to perform its obligation in connection with the participation agreement, the Fund might incur certain costs and delays in realizing payment or may suffer a loss of principal and/or interest.

        - Bank Obligations and Instruments Secured Thereby. The bank obligations the Fund may invest in include time deposits, certificates of deposit, and bankers' acceptances if they are: (i) obligations of a domestic bank with total assets of at least $1 billion or (ii) obligations of a foreign bank with total assets of at least U.S. $1 billion. The Fund may also invest in instruments secured by such obligations (e.g., debt which is guaranteed by the bank). For purposes of this section, the term "bank" includes commercial banks, savings banks, and savings and loan associations which may or may not be members of the Federal Deposit Insurance Corporation.

        Time deposits are non-negotiable deposits in a bank for a specified period of time at a stated interest rate, whether or not subject to withdrawal penalties. However, time deposits, other than those maturing in seven days or less, that are subject to withdrawal penalties are subject to the limitation on investments by the Fund in illiquid investments, set forth in the Prospectus under "Illiquid and Restricted Securities."

        Banker's acceptances are marketable short-term credit instruments used to finance the import, export, transfer or storage of goods. They are deemed "accepted" when a bank guarantees their payment at maturity.

        -- Securities of Foreign Governments and Companies. As stated in the Prospectus, the Fund may invest in debt obligations (which may be dominated in U.S. dollars or non-U.S. currencies) issued or guaranteed by foreign corporations, certain supranational entities (described below) and foreign governments or their agencies or instrumentalities.

        The percentage of the Fund's assets that will be allocated to foreign securities will vary from time to time depending on, among other things, the relative yields of foreign and U.S. securities, the economies of foreign countries, the condition of such countries' financial markets, the interest rate climate of such countries and the relationship of such countries' currency to the U.S. dollar. The Manager will consider an issuer's affiliation, if any, with a foreign government as one of the factors in determining whether to purchase any particular foreign security. These factors are judged on the basis of fundamental economic criteria (e.g., relative inflation levels and trends, growth rate forecasts, balance of payments status, and economic policies) as well as technical and political data. The Fund's portfolio of foreign securities may include those of a number of foreign countries or, depending upon market conditions, those of a single country.

        Investments in foreign securities offer potential benefits not available from investments solely in securities of domestic issuers, by offering the opportunity to invest in foreign issuers that appear to offer growth potential, or in foreign countries with economic policies or business cycles different from those of the U.S., or to reduce fluctuations in portfolio value by taking advantage of foreign bond or other markets that do not move in a manner parallel to U.S. markets. From time to time, U.S. government policies have discouraged certain investments abroad by U.S. investors, through taxation or other restrictions, and it is possible that such restrictions could be reimposed.

        Securities of foreign issuers that are represented by American depository receipts, or that are listed on a U.S. securities exchange, or are traded in the U.S. over-the-counter market are not considered "foreign securities," because they are not subject to many of the special considerations and risks (discussed below) that apply to foreign securities traded and held abroad. If the Fund's securities are held abroad, the countries in which such securities may be held and the sub-custodians holding must be, in most cases, approved by the Fund's Board of Trustees under applicable SEC rules.

        The obligations of foreign governmental entities may or may not be supported by the full faith and credit of a foreign government. Obligations of "supranational entities" include those of international organizations designated or supported by governmental entities to promote economic reconstruction or development and of international banking institutions and related government agencies. Examples include the International Bank for Reconstruction and Development (the "World Bank"), the European Coal and Steel Community, the Asian Development Bank and the Inter-American Development Bank. The governmental members, or "stockholders," of these entities usually make initial capital contributions to the supranational entity and in many cases are committed to make additional capital contributions if the supranational entity is unable to repay its borrowings. Each supranational entity's lending activities are limited to a percentage of its total capital (including "callable capital" contributed by members at the entity's call), reserves and net income. There is no assurance that foreign governments will be able or willing to honor their commitments.

        Investing in foreign securities involves considerations and possible risks not typically associated with investing in securities in the U.S.
The values of foreign securities will be affected by changes in currency rates or exchange control regulations or currency blockage, application of foreign tax laws, including withholding taxes, changes in governmental administration or economic or monetary policy (in the U.S. or abroad) or changed circumstances in dealings between nations. There may be a lack of public information about foreign issuers. Foreign countries may not have financial reporting, accounting and auditing standards comparable to those that apply to U.S. issuers. Costs will be incurred in connection with conversions between various currencies. Foreign brokerage commissions are generally higher than commissions in the U.S., and foreign securities markets may be less liquid, more volatile and less subject to governmental regulation than in the U.S. They may have increased delays in settling portfolio transactions. Investments in foreign countries could be affected by other factors not generally thought to be present in the U.S., including expropriation or nationalization, confiscatory taxation and potential difficulties in enforcing contractual obligations, and could be subject to extended settlement periods.

        Because the Fund may purchase securities denominated in foreign currencies, a change in the value of any such currency against the U.S. dollar will result in a change in the U.S. dollar value of the Fund's assets and its income available for distribution. In addition, although a portion of the Fund's investment income may be received or realized in foreign currencies, the Fund will be required to compute and distribute its income in U.S. dollars, and absorb the cost of currency fluctuations. The Fund may engage in foreign currency exchange transactions for hedging purposes to protect against changes in future exchange rates. See "Other Investment Techniques and Strategies - Hedging," below.

        The values of foreign investments and the investment income derived from them may also be affected unfavorably by changes in currency exchange control regulations. Although the Fund will invest only in securities denominated in foreign currencies that at the time of investment do not have significant government-imposed restrictions on conversion into U.S. dollars, there can be no assurance against subsequent imposition of currency controls. In addition, the values of foreign securities will fluctuate in response to a variety of factors, including changes in U.S. and foreign interest rates.

        -- U.S. Government Securities. U.S. Government Securities are debt obligations issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities, and include "zero coupon" Treasury securities and mortgage-backed securities and CMOs.

        - Mortgage-Backed Securities. These securities represent participation interests in pools of residential mortgage loans which are guaranteed by agencies or instrumentalities of the U.S. Government. Such securities differ from conventional debt securities which generally provide for periodic payment of interest in fixed or determinable amounts (usually semi-annually) with principal payments at maturity or specified call dates. Some mortgage-backed securities in which the Fund may invest may be backed by the full faith and credit of the U.S. Treasury (e.g., direct pass-through certificates of Government National Mortgage Association); some are supported by the right of the issuer to borrow from the U.S. Government (e.g., obligations of Federal Home Loan Mortgage Corporation); and some are backed by only the credit of the issuer itself. Those guarantees do not extend to the value of or yield of the mortgage-backed securities themselves or to the net asset value of the Fund's shares. Any of these government agencies may also issue collateralized mortgage-backed obligations ("CMOs"), discussed below.

        The yield on mortgage-backed securities is based on the average expected life of the underlying pool of mortgage loans. The actual life of any particular pool will be shortened by any unscheduled or early payments of principal and interest. Principal prepayments generally result from the sale of the underlying property or the refinancing or foreclosure of underlying mortgages. The occurrence of prepayments is affected by a wide range of economic, demographic and social factors and, accordingly, it is not possible to predict accurately the average life of a particular pool. Yield on such pools is usually computed by using the historical record of prepayments for that pool, or, in the case of newly-issued mortgages, the prepayment history of similar pools. The actual prepayment experience of a pool of mortgage loans may cause the yield realized by the Fund to differ from the yield calculated on the basis of the expected average life of the pool.

        Prepayments tend to increase during periods of falling interest rates, while during periods of rising interest rates prepayments will most likely decline. When prevailing interest rates rise, the value of a pass-through security may decrease as do the values of other debt securities, but, when prevailing interest rates decline, the value of a pass-through security is not likely to rise to the extent that the value of other debt securities rise, because of the prepayment feature of pass-through securities. The Fund's reinvestment of scheduled principal payments and unscheduled prepayments it receives may occur at times when available investments offer higher or lower rates than the original investment, thus affecting the yield of the Fund. Monthly interest payments received by the Fund have a compounding effect which may increase the yield to the Fund more than debt obligations that pay interest semi-annually. Because of those factors, mortgage-backed securities may be less effective than Treasury bonds of similar maturity at maintaining yields during periods of declining interest rates. The Fund may purchase mortgage-backed securities at par, at a premium or at a discount. Accelerated prepayments adversely affect yields for pass-through securities purchased at a premium (i.e., at a price in excess of their principal amount) and may involve additional risk of loss of principal because the premium may not have been fully amortized at the time the obligation is repaid. The opposite is true for pass-through securities purchased at a discount.

        The Fund may invest in "stripped" mortgage backed securities, in which the principal and interest portions of the security are separated and sold. Stripped mortgage-backed securities usually have at least two classes each of which receives different proportions of interest and principal distributions on the underlying pool of mortgage assets. One common variety of stripped mortgage-backed security has one class that receives some of the interest and most of the principal, while the other class receives most of the interest and remainder of the principal. In some cases, one class will receive all of the interest (the "interest-only" or "IO" class), while the other class will receive all of the principal (the "principal-only" or "PO" class). Interest only securities are extremely sensitive to interest rate changes, and prepayments of principal on the underlying mortgage assets. An increase in principal payments or prepayments will reduce the income available to the IO security. In other types of CMOs, the underlying principal payments may apply to various classes in a particular order, and therefore the value of certain classes or "tranches" of such securities may be more volatile than the value of the pool as a whole, and losses may be more severe than on other classes.

        Mortgage-backed securities may be less effective than debt obligations of similar maturity at maintaining yields during periods of declining interest rates. As new types of mortgage-related securities are developed and offered to investors, the Manager will, subject to the direction of the Board of Trustees and consistent with the Fund's investment objective and policies, consider making investments in such new types of mortgage-related securities.

        - GNMA Certificates. Certificates of Government National Mortgage Association ("GNMA") are mortgage-backed securities of GNMA that evidence an undivided interest in a pool or pools of mortgages ("GNMA Certificates"). The GNMA Certificates that the Fund may purchase are of the "modified pass-through" type, which entitle the holder to receive timely payment of all interest and principal payments due on the mortgage pool, net of fees paid to the "issuer" and GNMA, regardless of whether the mortgagor actually makes the payments when due.

        The National Housing Act authorizes GNMA to guarantee the timely payment of principal and interest on securities backed by a pool of mortgages insured by the Federal Housing Administration ("FHA") or guaranteed by the Veterans Administration ("VA"). The GNMA guarantee is backed by the full faith and credit of the U.S. Government. GNMA is also empowered to borrow without limitation from the U.S. Treasury if necessary to make any payments required under its guarantee.

        The average life of a GNMA Certificate is likely to be substantially shorter than the original maturity of the mortgages underlying the securities. Prepayments of principal by mortgagors and mortgage foreclosures will usually result in the return of the greater part of principal investment long before the maturity of the mortgages in the pool. Foreclosures impose no risk to principal investment because of the GNMA guarantee, except to the extent that the Fund has purchased the certificates at a premium in the secondary market.

        - FNMA Securities. The Federal National Mortgage Association ("FNMA") was established to create a secondary market in mortgages insured by the FHA. FNMA issues guaranteed mortgage pass-through certificates ("FNMA Certificates"). FNMA Certificates resemble GNMA Certificates in that each FNMA Certificate represents a pro rata share of all interest and principal payments made and owed on the underlying pool. FNMA guarantees timely payment of interest and principal on FNMA Certificates. The FNMA guarantee is not backed by the full faith and credit of the U.S. Government.

        - FHLMC Securities. The Federal Home Loan Mortgage Corporation ("FHLMC") was created to promote development of a nationwide secondary market for conventional residential mortgages. FHLMC issues two types of mortgage pass-through certificates ("FHLMC Certificates"): mortgage participation certificates ("PCs") and guaranteed mortgage certificates ("GMCs"). PCs resemble GNMA Certificates in that each PC represents a pro rata share of all interest and principal payments made and owed on the underlying pool. FHLMC guarantees timely monthly payment of interest on PCs and the ultimate payment of principal. The FHLMC guarantee is not backed by the full faith and credit of the U.S. Government.

        GMCs also represent a pro rata interest in a pool of mortgages. However, these instruments pay interest semi-annually and return principal once a year in guaranteed minimum payments. The expected average life of these securities is approximately ten years. The FHLMC guarantee is not backed by the full faith and credit of the U.S. Government.

        - Collateralized Mortgage-Backed Obligations ("CMOs"). CMOs are fully-collateralized bonds that are the general obligations of the issuer thereof, either the U.S. Government, a U.S. government instrumentality, or a private issuer, which may be a domestic or foreign corporation. Such bonds generally are secured by an assignment to a trustee (under the indenture pursuant to which the bonds are issued) of collateral consisting of a pool of mortgages. Payments with respect to the underlying mortgages generally are made to the trustee under the indenture. Payments of principal and interest on the underlying mortgages are not passed through to the holders of the CMOs as such (i.e., the character of payments of principal and interest is not passed through, and therefore payments to holders of CMOs attributable to interest paid and principal repaid on the underlying mortgages do not necessarily constitute income and return of capital, respectively, to such holders), but such payments are dedicated to payment of interest on and repayment of principal of the CMOs. CMOs often are issued in two or more classes with different characteristics such as varying maturities and stated rates of interest. Because interest and principal payments on the underlying mortgages are not passed through to holders of CMOs, CMOs of varying maturities may be secured by the same pool of mortgages, the payments on which are used to pay interest on each class and to retire successive maturities in sequence. Unlike other mortgage-backed securities (discussed above), CMOs are designed to be retired as the underlying mortgages are repaid. In the event of prepayment on such mortgages, the class of CMO first to mature generally will be paid down. Therefore, although in most cases the issuer of CMOs will not supply additional collateral in the event of such prepayment, there will be sufficient collateral to secure CMOs that remain outstanding.

          - Asset-Backed Securities. The value of an asset-backed security is affected by changes in the market's perception of the asset backing the security, the creditworthiness of the servicing agent for the loan pool, the originator of the loans, or the financial institution providing any credit enhancement, and is also affected if any credit enhancement has been exhausted. The risks of investing in asset-backed securities are ultimately dependent upon payment of consumer loans by the individual borrowers. As a purchaser of an asset-backed security, the Fund would generally have no recourse to the entity that originated the loans in the event of default by a borrower. The underlying loans are subject to prepayments, which shorten the weighted average life of asset-backed securities and may lower their return, in the same manner as described above for the prepayments of a pool of mortgage loans underlying mortgage-backed securities.

Other Investment Techniques And Strategies

        -- Hedging with Options and Futures Contracts. The Fund may employ one or more types of Hedging Instruments for the purposes described in the Prospectus. When hedging to attempt to protect against declines in the market value of the Fund's portfolio, to permit the Fund to retain unrealized gains in the value of portfolio securities which have appreciated, or to facilitate selling securities for investment reasons, the Fund may: (i) sell Futures, (ii) purchase puts on such Futures or securities, or (iii) write calls on securities held by it or on Futures. When hedging to attempt to protect against the possibility that portfolio securities are not fully included in a rise in value of the debt securities market, the Fund may: (i) purchase Futures, or (ii) purchase calls on such Futures or on securities. Covered calls and puts may also be written on debt securities to attempt to increase the Fund's income. When hedging to protect against declines in the dollar value of a foreign currency-denominated security, the Fund may: (a) purchase puts on that foreign currency and on foreign currency Futures, (b) write calls on that currency or on such Futures, or (c) enter into Forward Contracts at a lower rate than the spot ("cash") rate.

        The Fund's strategy of hedging with Futures and options on Futures will be incidental to the Fund's activities in the underlying cash market. Additional Information about the Hedging Instruments the Fund may use is provided below. At present, the Fund does not intend to enter into Futures, Forward Contracts and options on Futures if, after any such purchase, the sum of margin deposits on Futures and premiums paid on Futures options exceeds 5% of the value of the Fund's total assets. In the future, the Fund may employ Hedging Instruments and strategies that are not presently contemplated but which may be developed, to the extent such investment methods are consistent with the Fund's investment objective, legally permissible and adequately disclosed.

        - Writing Call Options. The Fund may write (i.e. sell) call options ("calls") on debt securities that are traded on U.S. and foreign securities exchanges and over-the-counter markets, to enhance income through the receipt of premiums from expired calls and any net profits from closing purchase transactions. After any such sale up to 50% of the Fund's total assets may be subject to calls. All such calls written by the Fund must be "covered" while the call is outstanding (i.e. the Fund must own the securities subject to the call or other securities acceptable for applicable escrow requirements). Calls on Futures (discussed below) must be covered by deliverable securities or by liquid assets segregated to satisfy the Futures contract. When the Fund writes a call on a security it receives a premium and agrees to sell the callable investment to a purchaser of a corresponding call on the same security during the call period (usually not more than 9 months) at a fixed exercise price (which may differ from the market price of the underlying security), regardless of market price changes during the call period. The Fund has retained the risk of loss should the price of the underlying security decline during the call period, which may be offset to some extent by the premium.

        To terminate its obligation on a call it has written, the Fund may purchase a corresponding call in a "closing purchase transaction." A profit or loss will be realized, depending upon whether the net of the amount of the option transaction costs and the premium received on the call written was more or less than the price of the call subsequently purchased. A profit may also be realized if the call lapses unexercised, because the Fund retains the underlying investment and the premium received. Any such profits are considered short-term capital gains for Federal income tax purposes, and when distributed by the Fund are taxable as ordinary income. If the Fund could not effect a closing purchase transaction due to lack of a market, it would have to hold the callable investments until the call lapsed or was exercised.

        The Fund may also write calls on Futures without owning a futures contract or a deliverable bond, provided that at the time the call is written, the Fund covers the call by segregating in escrow an equivalent dollar amount of liquid assets. The Fund will segregate additional liquid assets if the value of the escrowed assets drops below 100% of the current value of the Future. In no circumstances would an exercise notice require the Fund to deliver a futures contract; it would simply put the Fund in a short futures position, which is permitted by the Fund's hedging policies.

        - Writing Put Options. The Fund may write put options on debt securities or Futures but only if such puts are covered by segregated liquid assets. The Fund will not write puts if, as a result, more than 50% of the Fund's net assets would be required to be segregated to cover such put obligations. In writing puts, there is the risk that the Fund may be required to buy the underlying security at a disadvantageous price. A put option on securities gives the purchaser the right to sell, and the writer the obligation to buy, the underlying investment at the exercise price during the option period. Writing a put covered by segregated liquid assets equal to the exercise price of the put has the same economic effect to the Fund as writing a covered call. The premium the Fund receives from writing a put option represents a profit, as long as the price of the underlying investment remains above the exercise price. However, the Fund has also assumed the obligation during the option period to buy the underlying investment from the buyer of the put at the exercise price, even though the value of the investment may fall below the exercise price. If the put lapses unexercised, the Fund (as the writer of the put) realizes a gain in the amount of the premium. If the put is exercised, the Fund must fulfill its obligation to purchase the underlying investment at the exercise price, which will usually exceed the market value of the investment at that time. In that case, the Fund may incur a loss, equal to the sum of the current market value of the underlying investment and the premium received minus the sum of the exercise price and any transaction costs incurred.

        When writing put options on securities, to secure its obligation to pay for the underlying security, the Fund will deposit in escrow liquid assets with a value equal to or greater than the exercise price of the put option. The Fund therefore forgoes the opportunity of investing the segregated assets or writing calls against those assets. As long as the obligation of the Fund as the put writer continues, it may be assigned an exercise notice by the broker-dealer through whom such option was sold, requiring the Fund to take delivery of the underlying security against payment of the exercise price. The Fund has no control over when it may be required to purchase the underlying security, since it may be assigned an exercise notice at any time prior to the termination of its obligation as the writer of the put. This obligation terminates upon expiration of the put, or such earlier time at which the Fund effects a closing purchase transaction by purchasing a put of the same series as that previously sold. Once the Fund has been assigned an exercise notice, it is thereafter not allowed to effect a closing purchase transaction.

        The Fund may effect a closing purchase transaction to realize a profit on an outstanding put option it has written or to prevent an underlying security from being put. Furthermore, effecting such a closing purchase transaction will permit the Fund to write another put option to the extent that the exercise price thereof is secured by the deposited assets, or to utilize the proceeds from the sale of such assets for other investments by the Fund. The Fund will realize a profit or loss from a closing purchase transaction if the cost of the transaction is less or more than the premium received from writing the option. As above for writing covered calls, any and all such profits described herein from writing puts are considered short-term gains for Federal tax purposes, and when distributed by the Fund, are taxable as ordinary income.

        The Trustees have adopted a non-fundamental policy that the Fund may only purchase call options and put options with a value of up to 5% of its net assets.

        - Purchasing Puts and Calls. The Fund may purchase calls in order to protect against the possibility that the Fund's portfolio will not fully participate in an anticipated rise in value of the long-term debt securities market. When the Fund purchases a call, it pays a premium (other than in a closing purchase transaction) and, except as to calls on bond indices, has the right to buy the underlying investment from a seller of a corresponding call on the same investment during the call period at a fixed exercise price. In purchasing a call, the Fund benefits only if the call is sold at a profit or if, during the call period, the market price of the underlying investment is above the sum of the call price, transaction costs, and the premium paid, and the call is exercised. If the call is not exercised or sold (whether or not at a profit), it will become worthless at its expiration date and the Fund will lose its premium payment and the right to purchase the underlying investment.

        When the Fund purchases a put, it pays a premium and has the right to sell the underlying investment to a seller of a corresponding put on the same investment during the put period at a fixed exercise price. Buying a put on an investment the Fund owns (a "protective put") enables the Fund to attempt to protect itself during the put period against a decline in the value of the underlying investment below the exercise price by selling the underlying investment at the exercise price to a seller of a corresponding put. If the market price of the underlying investment is equal to or above the exercise price and as a result the put is not exercised or resold, the put will become worthless at its expiration and the Fund will lose the premium payment and the right to sell the underlying investment. However, the put may be sold prior to expiration (whether or not at a profit).

        Purchasing either a put on Interest Rate Futures or on debt securities it does not own permits the Fund either to resell the put or to buy the underlying investment and sell it at the exercise price. The resale price of the put will vary inversely with the price of the underlying investment. If the market price of the underlying investment is above the exercise price, and as a result the put is not exercised, the put will become worthless on the expiration date. In the event of a decline in price of the underlying investment, the Fund could exercise or sell the put at a profit to attempt to offset some or all of its loss on its portfolio securities. When the Fund purchases a put on an Interest rate Future or debt security not held by it, the put protects the Fund to the extent that the prices of the underlying Future or debt securities move in a similar pattern of the debt securities in the Fund's portfolio.

        The Fund's option activities may affect its portfolio turnover rate and brokerage commissions. The exercise of calls written by the Fund may cause the Fund to sell related portfolio securities, thus increasing its turnover rate. The exercise by the Fund of puts on securities will cause the sale of underlying investments, increasing portfolio turnover.
Although the decision whether to exercise a put it holds is within the Fund's control, holding a put might cause the Fund to sell the related investments for reasons that would not exist in the absence of the put.
The Fund will pay a brokerage commission each time it buys or sells a call, put or an underlying investment in connection with the exercise of a put or call. Those commissions may be higher than the commissions for direct purchases or sales of the underlying investments.

        Premiums paid for options are small in relation to the market value of the underlying investments and, consequently, put and call options offer large amounts of leverage. The leverage offered by trading in options could result in the Fund's net asset value being more sensitive to changes in the value of the underlying investments.

        - Options on Foreign Currencies. The Fund intends to write and purchase calls on foreign currencies. The Fund may purchase and write puts and calls on foreign currencies that are traded on a securities or commodities exchange or quoted by major recognized dealers in such options, for the purpose of protecting against declines in the dollar value of foreign securities and against increases in the dollar cost of foreign securities to be acquired. If a rise is anticipated in the dollar value of a foreign currency in which securities to be acquired are denominated, the increased cost of such securities may be partially offset by purchasing calls or writing puts on that foreign currency. If a decline in the dollar value of a foreign currency is anticipated, the decline in value of portfolio securities denominated in that currency may be partially offset by writing calls or purchasing puts on that foreign currency. However, in the event of currency rate fluctuations adverse to the Fund's position, it would lose the premium it paid and transactions costs.

        A call written on a foreign currency by the Fund is covered if the Fund owns the underlying foreign currency covered by the call or has an absolute and immediate right to acquire that foreign currency without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other foreign currency held in its portfolio. A call may be written by the Fund on a foreign currency to provide a hedge against a decline due to an expected adverse change in the exchange rate in the U.S. dollar value of a security which the Fund owns or has the right to acquire and which is denominated in the currency underlying the option. This is a cross-hedging strategy. In such circumstances, the Fund collateralizes the option by maintaining in a segregated account with the Fund's custodian, cash or U.S. Government Securities in an amount not less than the value of the underlying foreign currency in U.S. dollars marked-to-market daily.

        - Futures. The Fund may buy and sell Futures. No price is paid or received upon the purchase or sale of an Interest Rate Future or a foreign currency exchange contract ("Forward Contract"), discussed below. An Interest Rate Future obligates the seller to deliver and the purchaser to take a specific type of debt security at a specific future date for a fixed price. That obligation may be satisfied by actual delivery of the debt security or by entering into an offsetting contract. A securities index assigns relative values to the securities included in that index and is used as a basis for trading long-term Financial Futures contracts. Financial Futures reflect the price movements of securities included in the index. They differ from Interest Rate Futures in that settlement is made in cash rather than by delivery of the underlying investment.

        Upon entering into a Futures transaction, the Fund will be required to deposit an initial margin payment in cash or U.S. Treasury bills with the futures commission merchant (the "futures broker"). The initial margin will be deposited with the Fund's Custodian in an account registered in the futures broker's name; however the futures broker can gain access to that account only under specified conditions. As the Future is marked to market to reflect changes in its market value, subsequent margin payments, called variation margin, will be made to or by the futures broker on a daily basis.

        At any time prior to the expiration of the Future, if the Fund elects to close out its position by taking an opposite position, a final determination of variation margin is made, additional cash is required to be paid by or released to the Fund, and any loss or gain is realized for tax purposes. Although Interest Rate Futures by their terms call for settlement by delivery or acquisition of debt securities, in most cases the obligation is fulfilled by entering into an offsetting position. All futures transactions are effected through a clearinghouse associated with the exchange on which the contracts are traded.

        - Forward Contracts. The Fund may enter into foreign currency exchange contracts ("Forward Contracts"), which obligate the seller to deliver and the purchaser to take a specific amount of foreign currency at a specific future date for a fixed price. A Forward Contract involves bilateral obligations of one party to purchase, and another party to sell, a specific currency at a future date (which may be any fixed number of days from the date of the contract agreed upon by the parties), at a price set at the time the contract is entered into. These contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. The Fund may enter into a Forward Contract in order to "lock in" the U.S. dollar price of a security denominated in a foreign currency which it has purchased or sold but which has not yet settled, or to protect against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and a foreign currency. There is a risk that use of Forward Contracts may reduce the gain that would otherwise result from a change in the relationship between the U.S. dollar and a foreign currency. Forward contracts include standardized foreign currency futures contracts which are traded on exchanges and are subject to procedures and regulations applicable to other Futures. The Fund may also enter into a forward contract to sell a foreign currency denominated in a currency other than that in which the underlying security is denominated. This is done in the expectation that there is a greater correlation between the foreign currency of the forward contract and the foreign currency of the underlying investment than between the U.S. dollar and the foreign currency of the underlying investment. This technique is referred to as "cross hedging." The success of cross hedging is dependent on many factors, including the ability of the Manager to correctly identify and monitor the correlation between foreign currencies and the U.S. dollar.
To the extent that the correlation is not identical, the Fund may experience losses or gains on both the underlying security and the cross currency hedge.

        The Fund may use Forward Contracts to protect against uncertainty in the level of future exchange rates. The use of Forward Contracts does not eliminate fluctuations in the prices of the underlying securities the Fund owns or intends to acquire, but it does fix a rate of exchange in advance. In addition, although Forward Contracts limit the risk of loss due to a decline in the value of the hedged currencies, at the same time they limit any potential gain that might result should the value of the currencies increase.

        There is no limitation as to the percentage of the Fund's assets that may be committed to foreign currency exchange contracts. The Fund does not enter into such forward contracts or maintain a net exposure in such contracts to the extent that the Fund would be obligated to deliver an amount of foreign currency in excess of the value of the Fund's assets denominated in that currency, or enter into a "cross hedge," unless it is denominated in a currency or currencies that the Manager believes will have price movements that tend to correlate closely with the currency in which the investment being hedged is denominated. See "Tax Aspects of Covered Calls and Hedging Instruments" below for a discussion of the tax treatment of foreign currency exchange contracts.

        The Fund may enter into Forward Contracts with respect to specific transactions. For example, when the Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when the Fund anticipates receipt of dividend payments in a foreign currency, the Fund may desire to "lock-in" the U.S. dollar price of the security or the U.S. dollar equivalent of such payment by entering into a Forward Contract, for a fixed amount of U.S. dollars per unit of foreign currency, for the purchase or sale of the amount of foreign currency involved in the underlying transaction ("transaction hedge"). The Fund will thereby be able to protect itself against a possible loss resulting from an adverse change in the relationship between the currency exchange rates during the period between the date on which the security is purchased or sold, or on which the payment is declared, and the date on which such payments are made or received.

        The Fund may also use Forward Contracts to lock in the U.S. dollar value of portfolio positions ("position hedge"). In a position hedge, for example, when the Fund believes that foreign currency may suffer a substantial decline against the U.S. dollar, it may enter into a forward sale contract to sell an amount of that foreign currency approximating the value of some or all of the Fund's portfolio securities denominated in such foreign currency, or when the Fund believes that the U.S. dollar may suffer a substantial decline against a foreign currency, it may enter into a forward purchase contract to buy that foreign currency for a fixed dollar amount. In this situation the Fund may, in the alternative, enter into a forward contract to sell a different foreign currency for a fixed U.S. dollar amount where the Fund believes that the U.S. dollar value of the currency to be sold pursuant to the forward contract will fall whenever there is a decline in the U.S. dollar value of the currency in which portfolio securities of the Fund are denominated ("cross hedge").

        The Fund's Custodian will place cash or U.S. Government securities or other liquid high-quality debt securities in a separate account of the Fund with the Custodian having a value equal to the aggregate amount of the Fund's commitments under forward contracts entered into with respect to position hedges and cross hedges. If the value of the securities placed in the separate account declines, additional cash or securities will be placed in the account on a daily basis so that the value of the account will equal the amount of the Fund's obligations with respect to such contracts. As an alternative to maintaining all or part of the separate account, the Fund may purchase a call option permitting the Fund to purchase the amount of foreign currency being hedged by a forward sale contract at a price no higher than the forward contract price, or the Fund may purchase a put option permitting the Fund to sell the amount of foreign currency subject to a forward purchase contract at a price as high or higher than the forward contract price. Unanticipated changes in currency prices may result in poorer overall performance for the Fund than if it had not entered into such contracts.

        The precise matching of the Forward Contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of these securities between the date the Forward Contract is entered into and the date it is sold. Accordingly, it may be necessary for the Fund to purchase additional foreign currency on the spot (i.e., cash) market (and bear the expense of such purchase), if the market value of the security is less than the amount of foreign currency the Fund is obligated to deliver and if a decision is made to sell the security and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security if its market value exceeds the amount of foreign currency the Fund is obligated to deliver. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. Forward Contracts involve the risk that anticipated currency movements will not be accurately predicted, causing the Fund to sustain losses on these contracts and transactions costs.

        At or before the maturity of a Forward Contract requiring the Fund to sell a currency, the Fund may either sell a portfolio security and use the sale proceeds to make delivery of the currency or retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract pursuant to which the Fund will obtain, on the same maturity date, the same amount of the currency that it is obligated to deliver. Similarly, the Fund may close out a Forward Contract requiring it to purchase a specified currency by entering into a second contract entitling it to sell the same amount of the same currency on the maturity date of the first contract. The Fund would realize a gain or loss as a result of entering into such an offsetting Forward Contract under either circumstance to the extent the exchange rate or rates between the currencies involved moved between the execution dates of the first contract and offsetting contract.

        The cost to the Fund of engaging in Forward Contracts varies with factors such as the currencies involved, the length of the contract period and the market conditions then prevailing. Because Forward Contracts are usually entered into on a principal basis, no fees or commissions are involved. Because such contracts are not traded on an exchange, the Fund must evaluate the credit and performance risk of each particular counterparty under a Forward Contract.

        Although the Fund values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. The Fund may convert foreign currency from time to time, and investors should be aware of the costs of currency conversion. Foreign exchange dealers do not charge a fee for conversion, but they do seek to realize a profit based on the difference between the prices at which they buy and sell various currencies. Thus, a dealer may offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer.

        - Interest Rate Swap Transactions. Swap agreements entail both interest rate risk and credit risk. There is a risk that, based on movements of interest rates in the future, the payments made by the Fund under a swap agreement will have been greater than those received by it. Credit risk arises from the possibility that the counterparty will default. If the counterparty to an interest rate swap defaults, the Fund's loss will consist of the net amount of contractual interest payments that the Fund has not yet received. The Manager will monitor the creditworthiness of counterparties to the Fund's interest rate swap transactions on an ongoing basis. The Fund will enter into swap transactions with appropriate counterparties pursuant to master netting agreements.

        A master netting agreement provides that all swaps done between the Fund and that counterparty under that master agreement shall be regarded as parts of an integral agreement. If on any date amounts are payable in the same currency in respect of one or more swap transactions, the net amount payable on that date in that currency shall be paid. In addition, the master netting agreement may provide that if one party defaults generally or on one swap, the counterparty may terminate the swaps with that party. Under such agreements, if there is a default resulting in a loss to one party, the measure of that party's damages is calculated by reference to the average cost of a replacement swap with respect to each swap (i.e., the mark-to-market value at the time of the termination of each swap). The gains and losses on all swaps are then netted, and the result is the counterparty's gain or loss on termination. The termination of all swaps and the netting of gains and losses on termination is generally referred to as "aggregation".

        - Additional Information About Hedging Instruments and Their Use. The Fund's Custodian, or a securities depository acting for the Custodian, will act as the Fund's escrow agent, through the facilities of the Options Clearing Corporation ("OCC"), as to the investments on which the Fund has written options traded on exchanges or as to other acceptable escrow securities, so that no margin will be required for such transactions. OCC will release the securities on the expiration of the option or upon the Fund's entering into a closing transaction. An option position may be closed out only on a market which provides secondary trading for options of the same series, and there is no assurance that a liquid secondary market will exist for any particular option.

        The Fund's option activities may affect its turnover rate and brokerage commissions. The exercise by the Fund of puts on securities will cause the sale of related investments, increasing portfolio turnover. Although such exercise is within the Fund's control, holding a put might cause the Fund to sell the related investments for reasons which would not exist in the absence of the put. The Fund will pay a brokerage commission each time it buys a put or call, sells a call, or buys or sells an underlying investment in connection with the exercise of a put or call. Such commissions may be higher than those which would apply to direct purchases or sales of such underlying investments. Premiums paid for options are small in relation to the market value of the related investments, and consequently, put and call options offer large amounts of leverage. The leverage offered by trading in options could result in the Fund's net asset value being more sensitive to changes in the value of the underlying investments.

        When the Fund writes an over-the-counter ("OTC") option, it will enter into an arrangement with a primary U.S. Government securities dealer, which would establish a formula price at which the Fund would have the absolute right to repurchase that OTC option. That formula price would generally be based on a multiple of the premium received for the option, plus the amount by which the option is exercisable below the market price of the underlying security (that is, the extent to which the option is "in-the-money"). When the Fund writes an OTC option, it will treat as illiquid (for purposes of the limit on its assets that may be invested in illiquid securities, stated in the Prospectus) the mark-to-market value of any OTC option held by it. The Securities and Exchange Commission ("SEC") is evaluating whether OTC options should be considered liquid securities, and the procedure described above could be affected by the outcome of that evaluation.

        - Regulatory Aspects of Hedging Instruments. The Fund is required to operate within certain guidelines and restrictions with respect to its use of Futures and options on Futures established by the Commodity Futures Trading Commission ("CFTC"). In particular the Fund is exempted from registration with the CFTC as a "commodity pool operator" if the Fund complies with the requirements of Rule 4.5 adopted by the CFTC. The Rule does not limit the percentage of the Fund's assets that may be used for Futures margin and related options premiums for a bona fide hedging position. However, under the Rule the Fund must limit its aggregate initial futures margin and related option premiums to no more than 5% of the Fund's net assets for hedging strategies that are not considered bona fide hedging strategies under the Rule.

        Transactions in options by the Fund are subject to limitations established by each of the exchanges governing the maximum number of options which may be written or held by a single investor or group of investors acting in concert, regardless of whether the options were written or purchased on the same or different exchanges or are held in one or more accounts or through one or more exchanges or brokers. Thus, the number of options which the Fund may write or hold may be affected by options written or held by other entities, including other investment companies having the same or an affiliated investment adviser. Position limits also apply to Futures. An exchange may order the liquidation of positions found to be in violation of those limits and may impose certain other sanctions. Due to requirements under the Investment Company Act, when the Fund purchases a Future, the Fund will maintain, in a segregated account or accounts with its custodian bank, cash or readily-marketable, short-term (maturing in one year or less) debt instruments in an amount equal to the market value of the securities underlying such Future, less the margin deposit applicable to it.

        - Tax Aspects of Covered Calls and Hedging Instruments. The Fund intends to qualify as a "regulated investment company" under the Internal Revenue Code (although it reserves the right not to qualify). That qualification enables the Fund to "pass through" its income and realized capital gains to shareholders without having to pay tax on them. This avoids a "double tax" on that income and capital gains, since shareholders normally will be taxed on the dividends and capital gains they receive from the Fund (unless the Fund's shares are held in a retirement account or the shareholder is otherwise exempt from tax). One of the tests for the Fund's qualification as a regulated investment company is that less than 30% of its gross income must be derived from gains realized on the sale of securities held for less than three months. To comply with this 30% cap, the Fund will limit the extent to which it engages in the following activities, but will not be precluded from them: (i) selling investments, including Bond Index Futures, held for less than three months, whether or not they were purchased on the exercise of a call held by the Fund; (ii) purchasing options which expire in less than three months; (iii) effecting closing transactions with respect to calls or puts written or purchased less than three months previously; (iv) exercising puts or calls held by the Fund for less than three months; or (v) writing calls on investments held less than three months.

        Certain foreign currency exchange contracts ("Forward Contracts") in which the Fund may invest are treated as "section 1256 contracts." Gains or losses relating to section 1256 contracts generally are characterized under the Internal Revenue Code as 60% long-term and 40% short-term capital gains or losses. However, foreign currency gains or losses arising from certain section 1256 contracts (including Forward Contracts) generally are treated as ordinary income or loss. In addition, section
1256 contracts held by the Fund at the end of each taxable year are "marked-to market" with the result that unrealized gains or losses are treated as though they were realized. These contracts also may be marked-to-market for purposes of the excise tax applicable to investment company distributions and for other purposes under rules prescribed pursuant to the Internal Revenue Code. An election can be made by the Fund to exempt these transactions from this mark-to-market treatment.

        Certain Forward Contracts entered into by the Fund may result in "straddles" for Federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Fund on straddle positions. Generally, a loss sustained on the disposition of a position making up a straddle is allowed only to the extent such loss exceeds any unrecognized gain in the offsetting positions making up the straddle. Disallowed loss is generally allowed at the point where there is no unrecognized gain in the offsetting positions making up the straddle, or the offsetting position is disposed of.

        Under the Internal Revenue Code, gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of foreign currency forward contracts, gains or losses attributable to fluctuations in the value of a foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. Currency gains and losses are offset against market gains and losses before determining a net "Section 988" gain or loss under the Internal Revenue Code, which may increase or decrease the amount of the Fund's investment company income available for distribution to its shareholders.

        - Possible Risk Factors in Hedging. In addition to the risks with respect to options discussed in the Prospectus and above, there is a risk when hedging by selling Futures to attempt to protect against decline in value of the Fund's portfolio securities (due to an increase in interest rates) that the prices of such Futures will correlate imperfectly with the behavior of the cash (i.e., market value) prices of the Fund's securities. The ordinary spreads between prices in the cash and futures markets are subject to distortions due to differences in the natures of those markets. First, all participants in the futures markets are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close out futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures markets depend on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures markets could be reduced, thus producing distortion. Third, from the point of view of speculators, the deposit requirements in the futures markets are less onerous than margin requirements in the securities markets. Therefore, increased participation by speculators in the futures markets may cause temporary price distortions.

        -- Repurchase Agreements. In a repurchase transaction, the Fund acquires a security from, and simultaneously resells it to, an approved vendor (a U.S. commercial bank, the U.S. branch of a foreign bank or a broker-dealer which has been designated a primary dealer in government securities, which must meet the credit requirements set by the Trust's Board of Trustees from time to time), for delivery on an agreed upon future date. The resale price exceeds the purchase price by an amount that reflects an agreed-upon interest rate effective for the period during which the repurchase agreement is in effect. The majority of these transactions run from day to day, and delivery pursuant to resale typically will occur within one to five days of the purchase. Repurchase agreements are considered "loans" under the Investment Company Act, collateralized by the underlying security. The Fund's repurchase agreements require that at all times while the repurchase agreement is in effect, the collateral's value must equal or exceed the repurchase price to fully collateralize the repayment obligation. Additionally, the Manager will impose creditworthiness requirements to confirm that the vendor is financially sound and will continuously monitor the collateral's value.

        -- Illiquid and Restricted Securities. To enable the Fund to sell restricted securities not registered under the Securities Act of 1933, the Fund may have to cause those securities to be registered. The expenses of registration of restricted securities may be negotiated by the Fund with the issuer at the time such securities are purchased by the Fund, if such registration is required before such securities may be sold publicly. When registration must be arranged because the Fund wishes to sell the security, a considerable period may elapse between the time the decision is made to sell the securities and the time the Fund would be permitted to sell them. The Fund would bear the risks of any downward price fluctuation during that period. The Fund may also acquire, through private placements, securities having contractual restrictions on their resale, which might limit the Fund's ability to dispose of such securities and might lower the amount realizable upon the sale of such securities.

        The Fund has percentage limitations that apply to purchases of restricted securities, as stated in the Prospectus. Those percentage restrictions do not limit purchases of restricted securities that are eligible for sale to qualified institutional purchasers pursuant to Rule 144A under the Securities Act of 1933, provided that those securities have been determined to be liquid by the Board of Trustees of the Fund or by the Manager under Board-approved guidelines. Those guidelines take into account the trading activity for such securities and the availability of reliable pricing information, among other factors. If there is a lack of trading interest in a particular Rule 144A security, the Fund's holding of that security may be deemed to be illiquid.

        -- Loans of Portfolio Securities. The Fund may lend its portfolio securities subject to the restrictions stated in the Prospectus. Under applicable regulatory requirements (which are subject to change), the loan collateral on each business day must at least equal the value of the loaned securities and must consist of cash, bank letters of credit or securities of the U.S. Government (or its agencies or instrumentalities). To be acceptable as collateral, letters of credit must obligate a bank to pay amounts demanded by the Fund if the demand meets the terms of the letter. Such terms and the issuing bank must be satisfactory to the Fund. When it lends securities, the Fund receives amounts equal to the dividends or interest on loaned securities and also receives one or more of (a) negotiated loan fees, (b) interest on securities used as collateral, and
(c) interest on short-term debt securities purchased with such loan collateral. Either type of interest may be shared with the borrower. The Fund may also pay reasonable finder's, custodian and administrative fees. In connection with securities lending, the Fund might experience risks of delay in receiving additional collateral, or risks of delay in recovery of securities, or loss of rights in the collateral should the borrower fail financially. The terms of the Fund's loans must meet applicable tests under the Internal Revenue Code and must permit the Fund to reacquire loaned securities on five days' notice or in time to vote on any important matter.

        -- When-Issued and Delayed Delivery Transactions. The Fund may purchase securities on a "when-issued" basis, and may purchase or sell such securities on a "delayed delivery" basis. Although the Fund will enter into such transactions for the purpose of acquiring securities for its portfolio or for delivery pursuant to options contracts it has entered into, the Fund may dispose of a commitment prior to settlement. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. When such transactions are negotiated, the price (which is generally expressed in yield terms) is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. The Fund does not intend to make such purchases for speculative purposes. The commitment to purchase a security for which payment will be made on a future date may be deemed a separate security and involve a risk of loss if the value of the security declines prior to the settlement date. During the period between commitment by the Fund and settlement (generally within two months but not to exceed 120 days), no payment is made for the securities purchased by the purchaser, and no interest accrues to the purchaser from the transaction. Such securities are subject to market fluctuation; the value at delivery may be less than the purchase price. The Fund will maintain a segregated account with its Custodian, consisting of cash, U.S. Government securities or other high grade debt obligations at least equal to the value of purchase commitments until payment is made.

        The Fund will engage in when-issued transactions in order to secure what is considered to be an advantageous price and yield at the time of entering into the obligation. When the Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to consummate the transaction. Failure of the buyer or seller to do so may result in the Fund losing the opportunity to obtain a price and yield considered to be advantageous. At the time the Fund makes a commitment to purchase or sell a security on a when-issued or forward commitment basis, it records the transaction and reflects the value of the security purchased, or if a sale, the proceeds to be received, in determining its net asset value. If the Fund chooses to (i) dispose of the right to acquire a when-issued security prior to its acquisition or (ii) dispose of its right to deliver or receive against a forward commitment, it may incur a gain or loss.

        To the extent the Fund engages in when-issued and delayed delivery transactions, it will do so for the purpose of acquiring or selling securities consistent with its investment objective and policies and not for the purposes of investment leverage. The Fund enters into such transactions only with the intention of actually receiving or delivering the securities, although (as noted above), when-issued securities and forward commitments may be sold prior to settlement date. In addition, changes in interest rates before settlement in a direction other than that expected by the Manager will affect the value of such securities and may cause a loss to the Fund.

        When-issued transactions and forward commitments allow the Fund a technique to use against anticipated changes in interest rates and prices. For instance, in periods of rising interest rates and falling prices, the Fund might sell securities in its portfolio on a forward commitment basis to attempt to limit its exposure to anticipated falling prices. In periods of falling interest rates and rising prices, the Fund might sell portfolio securities and purchase the same or similar securities on a when-issued or forward commitment basis, thereby obtaining the benefit of currently higher cash yields.

Other Investment Restrictions

        The Fund's most significant investment restrictions are set forth in the Prospectus. There are additional investment restrictions that the Fund must follow that are also fundamental policies. Fundamental policies and the Fund's investment objective, cannot be changed without the vote of a "majority" of the Fund's outstanding voting securities. Under the Investment Company Act, such a "majority" vote is defined as the vote of the holders of the lesser of (i) 67% or more of the shares present or represented by proxy at a shareholder meeting, if the holders of more than 50% of the outstanding shares are present, or (ii) more than 50% of the outstanding shares.

        Under these additional restrictions, the Trust may not, on behalf of the Fund:

        (1) act as an underwriter, except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed an underwriter under applicable laws;

        (2) invest in oil, gas or other mineral leases, rights, royalty contracts or exploration or development programs, real estate or real estate mortgage loans (this restriction does not prevent the Fund from purchasing securities secured or issued by companies investing or dealing in real estate and by companies that are not principally engaged in the business of buying and selling such leases, rights, contracts or programs);

        (3) make loans other than by investing in obligations in which the Fund may invest consistent with its investment objective and policies and other than repurchase agreements and loans of portfolio securities;

        (4) pledge, mortgage or hypothecate its assets, except that, to secure permitted borrowings, it may pledge securities having a market value at the time of the pledge not exceeding 15% of the cost of the Fund's total assets and except in connection with permitted transactions in options, futures contracts and options on futures contracts, and except for reverse repurchase agreements and securities lending;

        (5) purchase or retain securities of any issuer if, to the knowledge of the Trust, more than 5% of such issuer's securities are beneficially owned by officers and trustees of the Trust or officers and directors of Massachusetts Mutual Life Insurance Company ("MassMutual") who individually beneficially own more than 1/2 of 1% of the securities of such issuer; and

        (6) make loans to an officer, trustee or employee of the Trust or to any officer, director or employee of MassMutual, or to MassMutual.

        In addition to the investment restrictions described above and those contained in the Prospectus, the Trustees of the Trust have voluntarily adopted certain policies and restrictions which are observed in the conduct of the affairs of the Fund. These represent intentions of the Trustees based upon current circumstances. They differ from fundamental investment policies in that the following additional investment restrictions may be changed or amended by action of the Trustees without requiring prior notice to or approval of shareholders. In accordance with such nonfundamental policies and guidelines, the Fund may not: (1) invest for the purpose of exercising control over, or management of, any company;
(2) purchase any security of a company which (including any predecessor, controlling person, general partner and guarantor) has a record of less than three years of continuous operations or relevant business experience
, if such purchase would cause more than 5% of the current value of the Fund's assets to be invested in such companies; and (3) invest in securities of other investment companies, except by purchase in the open market where no commission or profit to a sponsor or dealer results from such purchase other than the customary broker's commission, except when such purchase is part of a plan of merger, consolidation, reorganization or acquisition.

        For purposes of the Fund's policy not to concentrate investments as described in the investment restrictions in the Prospectus, the Fund has adopted the industry classifications set forth in Appendix B to this Statement of Additional Information. This policy is not a fundamental policy.

How the Fund is Managed

Organization and History. The Fund is one of two series of Oppenheimer Integrity Funds (the "Trust"). This Statement of Additional Information may be used with the Fund's Prospectus only to offer shares of the Fund. The Trust was established in 1982 as MassMutual Liquid Assets Trust and changed its name to MassMutual Integrity Funds on April 15, 1988. The Fund was reorganized from a closed-end investment company known as MassMutual Income Investors, Inc. into a series of the Trust on April 15, 1988. On March 29, 1991, the Trust changed its name from MassMutual Integrity Funds to Oppenheimer Integrity Funds and the Fund changed its name from MassMutual Investment Grade Bond Fund to Oppenheimer Investment Grade Bond Fund. Shares of the Fund represent an interest in the Fund proportionately equal to the interest of each other share of the same class and entitle the holder to one vote per share (and a fractional vote for a fractional share) on matters submitted to their vote at shareholders' meetings. Shareholders of the Fund and of the Trust's other series vote together in the aggregate on certain matters at shareholders' meetings, such as the election of Trustees and ratification of appointment of auditors for the Trust. Shareholders of a particular series or class vote separately on proposals which affect that series or class, and shareholders of a series or class which is not affected by that matter are not entitled to vote on the proposal. For example, only shareholders of a series, such as the Fund, vote exclusively on any material amendment to the investment advisory agreement with respect to the series. Only shareholders of a class of a series vote on certain amendments to the Distribution and/or Service Plans if the amendments affect that class.

        The Trustees are authorized to create new series and classes of series. The Trustees may reclassify unissued shares of the Trust or its series or classes into additional series or classes of shares. The Trustees may also divide or combine the shares of a class into a greater or lesser number of shares without thereby changing the proportionate beneficial interest of a shareholder in the Fund. Shares do not have cumulative voting rights or preemptive or subscription rights. Shares may be voted in person or by proxy.

        As a Massachusetts business trust, the Trust is not required to hold, and does not plan to hold, regular annual meetings of shareholders. The Trust will hold meetings when required to do so by the Investment Company
Act or other applicable law, or when a shareholder meeting is called by the Trustees or upon proper request of the shareholders. Shareholders have the right, upon the declaration in writing or vote of two-thirds of the outstanding shares of the Trust, to remove a Trustee. The Trustees will call a meeting of shareholders to vote on the removal of a Trustee upon the written request of the record holders of at least 10% of its outstanding shares. In addition, if the Trustees receive a request from at least 10 shareholders (who have been shareholders for at least six months) holding shares of the Trust valued at $25,000 or more or holding at least 1% of the Trust's outstanding shares, whichever is less, stating that they wish to communicate with other shareholders to request a meeting to remove a Trustee, the Trustees will then either make the Trust's shareholder list available to the applicants or mail their communication to all other shareholders at the applicant's expense, or the Trustees may take such other action as set forth under Section 16(c) of the Investment Company Act.

        The Trust's Declaration of Trust contains an express disclaimer of shareholder or Trustee liability for the Trust's obligations, and provides for indemnification and reimbursement of expenses out of its property for any shareholder held personally liable for its obligations. The Declaration of Trust also provides that the Fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Fund and satisfy any judgment thereon. Thus, while Massachusetts law permits a shareholder of a business trust (such as the Trust) to be held personally liable as a "partner" under certain circumstances, the risk of a Trust shareholder incurring financial loss on account of shareholder liability is limited to the relatively remote circumstances in which the Fund would be unable to meet its obligations described above. Any person doing business with the Trust, and any shareholder of the Trust, agrees under the Trust's Declaration of Trust to look solely to the assets of the Trust for satisfaction of any claim or demand which may arise out of any dealings with the Trust, and the Trustees shall have no personal liability to any such person, to the extent permitted by law.

Trustees And Officers of the Fund. The Trust's Trustees and officers and their principal occupations and business affiliations during the past five years are listed below. Each Trustee is also a trustee, director or managing general partner of Oppenheimer Total Return Fund, Inc., Oppenheimer Equity Income Fund, Oppenheimer High Yield Fund, Oppenheimer International Bond Fund, Oppenheimer Cash Reserves, Oppenheimer Tax-Exempt Fund, Oppenheimer Limited-Term Government Fund, The New York Tax-Exempt Income Fund, Inc., Oppenheimer Champion High Yield Fund, Oppenheimer Main Street Funds, Inc., Oppenheimer Strategic Funds Trust, Oppenheimer Strategic Income & Growth Fund, Oppenheimer Strategic Investment Grade Bond Fund, Oppenheimer Strategic Short-Term Income Fund, Oppenheimer Variable Account Funds, Daily Cash Accumulation Fund, Inc., Centennial America Fund, L.P., Centennial Money Market Trust, Centennial Government Trust, Centennial New York Tax Exempt Trust, Centennial Tax Exempt Trust and Centennial California Tax Exempt Trust, (collectively, the "Denver-based OppenheimerFunds"). Mr. Fossel is President and Mr. Swain is Chairman of each of the Denver-based OppenheimerFunds. As of July 10, 1995, the Trustees and officers of the Fund as a group owned of record or beneficially less than 1% of each class of the Fund's outstanding shares, and less than 1% of the outstanding shares of the Fund. The foregoing does not include shares held of record by an employee benefit plan for employees of the Manager (for which one of the officers, Mr. Donohue, is a trustee) other than the shares beneficially owned under that plan by the officers of the Fund listed below.

Robert G. Avis, Trustee*; Age: 63
One North Jefferson Ave., St. Louis, Missouri 63103
Vice Chairman of A.G. Edwards & Sons, Inc. (a broker-dealer) and A.G. Edwards, Inc. (its parent holding company); Chairman of A.G.E. Asset Management and A.G. Edwards Trust Company (its affiliated investment adviser and trust company, respectively).

William A. Baker, Trustee; Age: 80
197 Desert Lakes Drive, Palm Springs, California 92264
Management Consultant.

Charles Conrad, Jr., Trustee; Age: 64
19411 Merion Circle, Huntington Beach, California 92648
Vice President of McDonnell Douglas Space Systems, Co.; formerly associated with the National Aeronautics and Space Administration.

Jon S. Fossel, President and Trustee*; Age: 53
Two World Trade Center, New York, New York 10048-0203
Chairman, Chief Executive Officer and a director of the Manager; President and a director of Oppenheimer Acquisition Corp. ("OAC"), the Manager's parent holding company; President and a director of HarbourView Asset Management Corporation ("HarbourView"), a subsidiary of the Manager; a director of Shareholder Services, Inc. ("SSI") and Shareholder Financial Services, Inc. ("SFSI"), transfer agent subsidiaries of the Manager; formerly President of the Manager.

Raymond J. Kalinowski, Trustee; Age: 65
44 Portland Drive, St. Louis, Missouri 63131
Director of Wave Technologies International, Inc.: formerly Vice Chairman and a director of A.G. Edwards, Inc., parent holding company of A.G. Edwards & Sons, Inc. (a broker-dealer), of which he was a Senior Vice President.

C. Howard Kast, Trustee; Age: 73
2552 East Alameda, Denver, Colorado 80209
Formerly the Managing Partner of Deloitte, Haskins & Sells (an accounting firm).

Robert M. Kirchner, Trustee; Age: 73
7500 E. Arapahoe Road, Englewood, Colorado 80112
President of The Kirchner Company (management consultants).

Ned M. Steel, Trustee; Age: 79
3416 South Race Street, Englewood, Colorado 80110
Chartered Property and Casualty Underwriter; director of Visiting Nurse Corporation of Colorado; formerly Senior Vice President and a director of Van Gilder Insurance Corp. (insurance brokers).

James C. Swain, Chairman and Trustee*; Age:  61
3410 South Galena Street, Denver, Colorado 80231
Vice Chairman of the Manager; President and director of Centennial Asset Management Corporation, an investment adviser subsidiary of the Manager ("Centennial"); formerly Chairman of the Board of SSI.

Andrew J. Donohue, Vice President; Age: 44
Two World Trade Center, New York, New York 10048-0203
Executive Vice President and General Counsel of the Manager and Oppenheimer Funds Distributor, Inc. (the "Distributor"); an officer of other OppenheimerFunds; formerly Senior Vice President and Associate General Counsel of the Manager and the Distributor; formerly a Partner in, Kraft & McManimon (a law firm) prior to which he was an officer of First Investors Corporation (a broker-dealer) and First Investors Management Company, Inc. (broker-dealer and investment adviser); and a director and an officer of First Investors Family of Funds and First Investors Life Insurance Company.

George C. Bowen, Vice President, Secretary and Treasurer; Age: 58
3410 South Galena Street Denver, Colorado 80231
Senior Vice President and Treasurer of the Manager; Vice President and Treasurer of the Distributor and HarbourView; Senior Vice President, Treasurer, Assistant Secretary and a director of Centennial; Vice President, Treasurer and Secretary of SSI and SFSI; an officer of other OppenheimerFunds; formerly Senior Vice President/Comptroller and Secretary of OAMC.

David P. Negri, Vice President and Portfolio Manager; Age: 40
Two World Trade Center, New York, New York 10048-0203
Vice President of the Manager; an officer of other OppenheimerFunds.

David Rosenberg, Vice President and Portfolio Manager; Age 36
Two World Trade Center, New York, New York 10048-0203
Vice President of the Manager; an officer of other OppenheimerFunds; formerly an officer and portfolio manager for Delaware Investment Advisors and for one of its mutual funds.

Robert G. Zack, Assistant Secretary; Age: 46
Two World Trade Center, New York, New York 10048-0203
Senior Vice President and Associate General Counsel of the Manager, Assistant Secretary of SSI and SFSI; an officer of other OppenheimerFunds.

Robert J. Bishop, Assistant Treasurer; Age: 36
3410 South Galena Street, Denver, Colorado 80231
Assistant Vice President of the Manager/Mutual Fund Accounting; an officer of other OppenheimerFunds; formerly a Fund Controller of the Manager, prior to which he was an Accountant for Yale & Seffinger, P.C., an accounting firm, and previously an Accountant and Commissions Supervisor for Stuart James Company Inc., a broker-dealer.

Scott Farrar, Assistant Treasurer; Age: 29
3410 South Galena Street, Denver, Colorado 80231
Assistant Vice President of the Manager/Mutual Fund Accounting; an officer of other
OppenheimerFunds; previously a Fund Controller for the Manager, prior to which he was an International Mutual Fund Supervisor for Brown Brothers Harriman & Co., a bank, and previously a Senior Fund Accountant for State Street Bank & Trust Company.

[FN]
-------------
*A Trustee who is an "interested person" of the Fund as defined in the Investment Company Act.

        -- Remuneration of Trustees. The officers of the Fund are affiliated with the Manager. They and the Trustees of the Fund who are affiliated with the Manager (Messrs. Fossel and Swain, who are both officers and Trustees) receive no salary or fee from the Fund. The Trustees of the Fund (excluding Messrs. Fossel and Swain) received the total amounts shown below from the Fund, during its fiscal year ended December 31, 1994, and from all of the Denver-based OppenheimerFunds (including the Fund) listed in the first paragraph of this section, for services in the positions shown:

                                                                                    Total Compensation
                                                    Aggregate                       From All
                                                    Compensation                    Denver-based
Name and Position                                   from Fund                       OppenheimerFunds1
Robert G. Avis                                      $600.00                         $53,000.00
  Trustee

William A. Baker                                    $829.00                         $73,257.01
  Audit and Review Committee
  Chairman and Trustee

Charles Conrad, Jr.                                 $774.00                         $68,293.67
  Audit and Review Committee
  Member and Trustee

C. Howard Kast                                      $600.00                         $53,000.00
  Trustee

Raymond J. Kalinowski                               $600.00                         $53,000.00
  Trustee

Robert M. Kirchner                                  $774.00                         $68,293.67
  Audit and Review Committee
  Member and Trustee

Ned M. Steel                                        $600.00                         $53,000.00
  Trustee
_____________
1For the 1994 calendar year.

        -- Major Shareholders. As of July 10, 1995, the only entity that owned of record or was known by the Fund to own beneficially 5% or more of any class of the Fund's outstanding shares was MML Reinsurance (Bermuda) Ltd., c/o Investment Services 1295 State Street, Springfield,
MA 01111-0001, which owned 789,794.139 Class A shares (approximately 7.20% of the Fund's Class A shares and 6.76% of the Fund's outstanding shares), and which represented less than 5% of the outstanding shares of the Trust, and Smith Barney, Inc., 388 Greenwich Street, New York, NY 10013, which owned 102,753.693 Class B shares (approximately 14.47%) of the Fund's Class B shares, and which represented less than 5% of the outstanding shares of the Fund and of the Trust.

The Manager and Its Affiliates. The Manager is wholly-owned by Oppenheimer Acquisition Corp. ("OAC"), a holding company controlled by Massachusetts Mutual Life Insurance Company ("MassMutual"). OAC is also owned in part by certain of the Manager's directors and officers, some of whom also serve as officers of the Trust, and two of whom (Mr. Jon S. Fossel and Mr. James C. Swain) serve as Trustees of the Trust.

        The Manager, and the Fund have a Code of Ethics. It is designed to detect and prevent improper personal trading by certain employees, including portfolio managers, that would compete with or take advantage of the Fund's portfolio transactions. Compliance with the Code of Ethics is carefully monitored and strictly enforced.

        -- The Investment Advisory Agreement. Under the investment advisory agreement dated July 10, 1995 between the Trust on behalf of the Fund and the Manager, the Fund pays a management fee to the Manager at the annual rate of: .75% of the first $200 million of average annual net assets; .72% of the next $200 million; .69% of the next $200 million; .66% of the next $200 million; .60% of the next $200 million; and .50% of average annual net assets in excess of $1 billion. Under the prior investment advisory agreement between the Trust on behalf of the Fund and the Manager, the Fund paid a management fee to the Manager at the annual rate of: .50% of the first $100 million of average annual net assets; .45% of the next $200 million; .40% of the next $200 million; and .35% of average annual net assets in excess of $500 million. The investment advisory agreement, dated July 10, 1995, between the Trust on behalf of the Fund and the Manager requires the Manager, at its expense, to provide the Fund with adequate office space, facilities and equipment, and to provide and supervise the activities of all administrative and clerical personnel required to provide effective corporate administration for the Fund, including the compilation and maintenance of records with respect to its operations, the preparation and filing of specified reports, and composition of proxy materials and registration statements for continuous public sale of shares of the Fund.

        Expenses not expressly assumed by the Manager under the advisory agreement or by the Distributor under the General Distributors Agreement are paid by the Fund. The advisory agreement lists examples of expenses paid by the Fund, the major categories of which relate to interest, taxes, brokerage commissions, fees to certain Trustees, legal and audit expenses, custodian and transfer agent expenses, share issuance costs, certain printing and registration costs and non-recurring expenses, including litigation costs.

        The advisory agreement provides that in the absence of willful misfeasance, bad faith or gross negligence in the performance of its duties or reckless disregard for its obligations and duties under the advisory agreement, the Manager is not liable for any loss resulting from a good faith error or omission on its part with respect to any of its duties thereunder. The advisory agreement permits the Manager to act as investment adviser for any other person, firm or corporation and to use the name "Oppenheimer" in connection with other investment companies for which it may act as investment adviser or general distributor. If the Manager shall no longer act as investment adviser to the Fund, the right of the Fund to use the name "Oppenheimer" as part of its name may be withdrawn. The advisory agreement is subject to annual approval by the Board of Trustees, who may terminate the advisory agreement on sixty days' notice approved by a majority of the Trustees.

        The advisory agreement contains no expense limitation. However, independently of the advisory agreement, the Manager has undertaken that the total expenses of the Fund in any fiscal year (including the management fee, but excluding taxes, interest, brokerage fees, distribution plan payments, and extraordinary expenses, such as litigation costs) shall not exceed (and the Manager undertakes to reduce the Fund's management fee in the amount by which such expenses shall exceed) the most stringent applicable state "blue sky" expense limitation requirement for qualification of sale of the Fund's shares. At present, that limitation is imposed by California and limits expenses (with specified exclusions) to 2.5% of the first $30 million of the Fund's average annual net assets, 2.0% of the next $70 million of average net assets and 1.5% of average net assets in excess of $100 million. The Manager reserves the right to change or eliminate this expense limitation at any time. The payment of the management fee at the end of any month will be reduced so that at no time will there be any accrued but unpaid liability under the above expense limitation.

        Prior to July 10, 1995, MassMutual served as investment sub-adviser (the "Sub-Adviser") to the Fund pursuant to a sub-advisory agreement between the Manager and MassMutual dated March 28, 1991. Under the sub-advisory agreement, MassMutual was responsible for managing the Fund's portfolio of securities and making investment decisions with respect to the Fund's investments, subject to the Fund's investment objective, policies and restrictions. The Sub-Adviser's fee was paid by the Manager. The sub-advisory agreement was subject to the same renewal, termination and standard of care provisions as the investment advisory agreement. On July 10, 1995, the Fund's shareholders approved a new investment advisory agreement with the Manager, at the fee rate set forth in the Prospectus, under which the Manager performs the investment decision-making functions previously performed by the Sub-Adviser. The sub-advisory agreement terminated effective July 10, 1995.

        For the fiscal years ended December 31, 1992, 1993 and 1994, the advisory fees paid to the Manager were $491,642, $555,430 and $522,205, respectively, of which $342,743, $380,790 and $362,287, respectively, was paid by the Manager to the Sub-Adviser.

        -- The Distributor. Under the General Distributor's Agreement between the Trust and the Distributor, the Distributor acts as the Fund's principal underwriter in the continuous public offering of the Fund's Class A, Class B and Class C shares, but is not obligated to sell a specific number of shares. Expenses normally attributable to sales (other than those paid under the Class A, Class B and Class C Distribution and Service Plans), including advertising and the cost of printing and mailing prospectuses (other than those furnished to existing shareholders), are borne by the Distributor. During the Fund's fiscal years ended December 31, 1992, 1993 and 1994, the aggregate amount of sales charges on sales of the Fund's Class A shares was $337,554, $269,639 and $143,088, respectively, of which the Distributor and on an affiliate, MassMutual Investor Services, Inc. ("MMLISI") retained in the aggregate $213,717, $163,271 and $67,090 in those respective years. For the fiscal year ended December 31, 1994, the Distributor advanced $91,551 to broker-dealers on the sales of the Funds' Class B shares, $8,449 of which went to MMLISI.
In addition, the Distributor collected $8,916 from contingent deferred sales charges assessed on Class B shares. Class C shares were not publicly offered prior to July 10, 1995.

-- The Transfer Agent. Oppenheimer Shareholder Services, an operating division of the Manager which is the Fund's transfer agent, is responsible for maintaining the Fund's shareholder registry and shareholder accounting records, and for shareholder servicing and administrative functions.

Brokerage Policies Of The Fund

Brokerage Provisions of the Investment Advisory Agreements. One of the duties of the Manager under the advisory agreement is to arrange the portfolio transactions of the Fund. In doing so, the Manager is authorized by the advisory agreement to employ broker-dealers ("brokers"), including "affiliated" brokers, as that term is defined in the Investment Company Act, as may, in its best judgment based on all relevant factors, implement the policy of the Fund to obtain, at reasonable expense, the "best execution" (prompt and reliable execution at the most favorable price obtainable) of such transactions. The Manager need not seek competitive commission bidding or base its selection on "posted" rates, but is expected to be aware of the current rates of eligible brokers and to minimize the commissions paid to the extent consistent with the provisions of the advisory agreement and the interests and policies of the Fund as established by the Trust's Board of Trustees. Purchases of securities from underwriters include a commission or concession paid by the issuer to the underwriter, and purchases from dealers include a spread between the bid and asked price.

        Under the advisory agreement, the Manager is authorized to select brokers which provide brokerage and/or research services for the Fund and/or the other accounts over which it or its affiliates have investment discretion. The commissions paid to such brokers may be higher than another qualified broker would have charged, if a good faith determination is made by the Manager that the commission is fair and reasonable in relation to the services provided. Most purchases made by the Fund are principal transactions at net prices, and the Fund incurs little or no brokerage costs. During the fiscal year ended December 31, 1992, 1993 and 1994, no brokerage commissions were paid by the Fund.

Description of Brokerage Practices Followed by the Manager. Subject to the provisions of the advisory agreement and the procedures and rules described above, allocations of brokerage are generally made by the Manager's portfolio traders upon recommendations from the Manager's portfolio managers. In certain instances portfolio managers may directly place trades and allocate brokerage, also subject to the provisions of the advisory agreement and the procedures and rules described above. In either case, brokerage is allocated under the supervision of the Manager's executive officers. Transactions in securities other than those for which an exchange is the primary market are generally done with principals or market makers. Brokerage commissions are paid primarily for effecting transactions in listed securities or for certain fixed-income agency trades in the secondary market, and are otherwise paid only if it appears likely that a better price or execution can be obtained. When the Fund engages in an option transaction, ordinarily the same broker will be used for the purchase or sale of the option and any transaction in the securities to which the option relates. When possible, concurrent orders to purchase or sell the same security by more than one of the accounts managed by the Manager or its affiliates are combined. The transactions effected pursuant to such combined orders are averaged as to price and allocated in accordance with the purchase or sale orders actually placed for each account.

        Most purchases of money market instruments and debt obligations are principal transactions at net prices. Instead of using a broker for those transactions, the Fund normally deals directly with the selling or purchasing principal or market maker unless it determines that a better price or execution can be obtained by using a broker. Purchases of these securities from underwriters include a commission or concession paid by the issuer to the underwriter. Most purchases from dealers include a spread between the bid and asked prices. The Fund seeks to obtain prompt execution of these orders at the most favorable net price.

        The research services provided by a particular broker may be useful only to one or more of the advisory accounts of the Manager and its affiliates, and investment research received for the commissions of those other accounts may be useful both to the Fund and one or more of such other accounts. Such research, which may be supplied by a third party at the instance of a broker, includes information and analyses on particular companies and industries as well as market or economic trends and portfolio strategy, receipt of market quotations for portfolio evaluations, information systems, computer hardware and similar products and services. If a research service also assists the Manager in a non-research capacity (such as bookkeeping or other administrative functions), then only the percentage or component that provides assistance to the Manager in the investment decision-making process may be paid in commission dollars. The Board of Trustees has permitted the Manager to use concessions on fixed-price offerings to obtain research, in the same manner as is permitted for agency transactions. The Board has also permitted the Manager to use stated commissions on secondary fixed-income agency trades to obtain research where the broker has represented to Manager that (i) the trade is not from or for the broker's own inventory,
(ii) the trade was executed by the broker on an agency basis at the stated commission, and (iii) the trade is not a riskless principal transaction.

        The research services provided by brokers broadens the scope and supplement the research activities of the Manager, by making available additional views for consideration and comparisons, and by enabling the Manager to obtain market information for the valuation of securities held in the Fund's portfolio or being considered for purchase. The Board of Trustees, including the "independent" Trustees of the Fund (those Trustees of the Fund who are not "interested persons" as defined in the Investment Company Act, and who have no direct or indirect financial interest in the operation of the advisory agreement or the Distribution Plans described below) annually reviews information furnished by the Manager as to the commissions paid to brokers furnishing such services so that the Board may ascertain whether the amount of such commissions was reasonably related to the value or benefit of such services.

Performance of the Fund

Yield and Total Return Information. As described in the Prospectus, from time to time the "standardized yield," "dividend yield," "average annual total return", "total return," "cumulative total return," "total return at net asset value" and "cumulative total return at net asset value" of an investment in a class of shares of the Fund may be advertised. An explanation of how yields and total returns are calculated for each class and the components of those calculations is set forth below.
        The Fund's advertisement of its performance data must, under applicable rules of the Securities and Exchange Commission, include the average annual total returns for each class of shares of the Fund for the 1, 5 and 10-year periods (or the life of the class, if less) ending as of the most recently ended calendar quarter prior to the publication of the advertisement. This enables an investor to compare the Fund's performance to the performance of other funds for the same periods. However, a number of factors should be considered before using such information as a basis for comparison with other investments. An investment in the Fund is not insured; its returns and share prices are not guaranteed and normally will fluctuate on a daily basis. When redeemed, an investor's shares may be worth more or less than their original cost. Returns for any given past period are not a prediction or representation by the Fund of future returns on its shares. The returns of Class A, Class B and Class C shares of the Fund are affected by portfolio quality, the type of investments the Fund holds and its operating expenses allocated to a particular class.

        -- Standardized Yields.

        - Yield. The Fund's "yield" (referred to as "standardized yield") for a given 30-day period for a class of shares is calculated using the following formula set forth in rules adopted by the Securities and Exchange Commission that apply to all funds (other than money market funds) that quote yields:

                                     (a-b)    6
        Standardized Yield = 2 ((--- + 1)  - 1)
                                     ( cd)

        The symbols above represent the following factors:

                 a  =    dividends and interest earned during the 30-day period.
                 b  =    expenses accrued for the period (net of any expense
                         reimbursements).
                 c  =    the average daily number of shares of that class
                 outstanding during the 30-day period that were entitled to receive dividends.
         d  =    the maximum offering price per share of that class on the
                         last day of the period, adjusted for undistributed net investment income.

        The standardized yield of a class of shares for a 30-day period may differ from its yield for any other period. The SEC formula assumes that the standardized yield for a 30-day period occurs at a constant rate for a six-month period and is annualized at the end of the six-month period. This standardized yield is not based on actual distributions paid by the Fund to shareholders in the 30-day period, but is a hypothetical yield based upon the net investment income from the Fund's portfolio investments calculated for that period. The standardized yield may differ from the "dividend yield" of that class, described below. Additionally, because each class of shares is subject to different expenses, it is likely that the standardized yields of the Fund's classes of shares will differ. For the 30-day period ended December 31, 1994, the standardized yields for the Fund's Class A and Class B shares were 6.76% and 6.34%, respectively.
Class C shares were not publicly offered prior to July 11, 1995.

        -- Dividend Yield and Distribution Return. From time to time the Fund may quote a "dividend yield" or a "distribution return" for each class. Dividend yield is based on the dividends paid on shares of a class from net investment income during a stated period. Distribution return includes dividends derived from net investment income and from realized capital gains declared during a stated period. Under those calculations, the dividends and/or distributions for that class declared during a stated period of one year or less (for example, 30 days) are added together, and the sum is divided by the maximum offering price per share of that class) on the last day of the period. When the result is annualized for a period of less than one year, the "dividend yield" is calculated as follows:

                 Dividend Yield of the Class =

                                          Dividends of the Class
                 -----------------------------------------------------
                 Max. Offering Price of the Class (last day of period)

                 divided by Number of days (accrual period) x 365

        The maximum offering price for Class A shares includes the maximum front-end sales charge. For Class B and Class C shares, the maximum offering price is the net asset value per share, without considering the effect of contingent deferred sales charges.

        From time to time similar yield or distribution return calculations may also be made using the Class A net asset value (instead of its respective maximum offering price) at the end of the period. The dividend yields on Class A shares for distribution made on December 30, 1994 covering the 31-day period ended December 31, 1994, were 10.85% and 11.40% when calculated at maximum offering price and at net asset value, respectively. The dividend yield on Class B shares for the 30-day period ended December 31, 1994, was 10.63% when calculated at net asset value. That distribution included amounts distributed by the Fund for both Class
A and Class B shares to avoid paying excise tax on undistributed income at year-end as described in "Dividends, Capital Gains, and Taxes," below. Therefore, these dividend yields are significantly higher than the divided yields for prior months.

        -- Total Return Information.

        - Average Annual Total Returns. The "average annual total return" of each class is an average annual compounded rate of return for each year in a specified number of years. It is the rate of return based on the change in value of a hypothetical initial investment of $1,000 ("P" in the formula below) held for a number of years ("n") to achieve an Ending Redeemable Value ("ERV") of that investment, according to the following formula:

                      1/n
                 (ERV)
                 (---)   -1 = Average Annual Total Return
                 ( P )

        - Cumulative Total Returns. The cumulative "total return" calculation measures the change in value of a hypothetical investment of $1,000 over an entire period of years. Its calculation uses some of the same factors as average annual total return, but it does not average the rate of return on an annual basis. Cumulative total return is determined as follows:

                 ERV - P
                 ------- = Total Return
                    P

        In calculating total returns for Class A shares, the current maximum sales charge of 4.75% (as a percentage of the offering price) is deducted from the initial investment ("P") (unless the return is shown at net asset value, as described below). For Class B shares, the payment of the applicable contingent deferred sales charge (of 5.0% for the first year, 4.0% for the second year, 3.0% for the third and fourth years, 2.0% for the fifth year, 1.0% in the sixth year and none thereafter), is applied, as described in the Prospectus. For Class C shares, the payment of the 1% contingent deferred sales charge for shares redeemed within 12 months of purchase is applied, as described in the Prospectus. Total returns also assume that all dividends and capital gains distributions during the period are reinvested to buy additional shares at net asset value per share, and that the investment is redeemed at the end of the period. The "average annual total returns" on an investment in Class A shares for the one year period ended December 31, 1994 and for the period from April 15, 1988 (the date the Fund became an open-end Fund) to December 31, 1994, were -8.43% and 6.79%, respectively. The cumulative "total return" on Class A shares for the latter period was 55.38%. For the fiscal period from May 1, 1993 (inception of the class), through December 31, 1994, the average annual total return and the cumulative total return on an investment in Class B shares of the Fund were -2.67% and -4.41%, respectively. Class C shares were and publicly offered prior to July 11, 1995.

        -- Total Returns at Net Asset Value. From time to time the Fund may also quote an "average annual total return at net asset value" or a cumulative "total return at net asset value" for Class A, Class B and Class C shares. Each is based on the difference in net asset value per share at the beginning and the end of the period for a hypothetical investment in that class of shares (without considering front-end or contingent sales charges) and takes into consideration the reinvestment of dividends and capital gains distributions. The cumulative total returns at net asset value on the Fund's Class A shares for the fiscal year ended December 31, 1993, and for the period from April 15, 1988 to December 31, 1994 were -3.87 and 63.13%, respectively. The cumulative total return at net asset value on the Fund's Class B shares for the fiscal year-ended December 31, 1994 and for the period from May 1, 1993 through December 31, 1994 well -4.53% and -0.80%, respectively.

        Total return information may be useful to investors in reviewing the performance of the Fund's Class A, Class B and Class C shares. However, when comparing total return of an investment in Class A, Class B or Class
C shares of the Fund, a number of factors should be considered before using such information as a basis for comparison with other investments.

Other Performance Comparisons. From time to time the Fund may publish the ranking of its Class A, Class B or Class C shares by Lipper Analytical Services, Inc. ("Lipper"), a widely-recognized independent mutual fund monitoring service. Lipper monitors the performance of regulated investment companies, including the Fund, and ranks their performance for various periods based on categories relating to investment objectives.
For periods ending December 31, 1994, the performance of the Fund's classes has been ranked against (i) all other funds, excluding money market funds, and (ii) all other general bond funds. The Lipper performance rankings are based on total return that includes the reinvestment of capital gains distributions and income dividends but does not take sales charges or taxes into consideration.

        For periods ending December 31, 1994 the Fund's performance may also be compared to the performance of the Lipper General Bond Fund Index, which is a net asset value weighted index of general bond funds compiled by Lipper. It is calculated with adjustments for income dividends and capital gains distributions as of the ex-dividend date.

        From time to time, the Fund may include in its advertisements and sales literature performance information about the Fund cited in other newspapers and periodicals, such as The New York Times, which may include performance quotations from other sources, including Lipper.

        From time to time the Fund may publish the ranking of the performance of its Class A, Class B or Class C shares by Morningstar, Inc., an independent mutual fund monitoring service that ranks mutual funds, including the Fund, monthly, in broad investment categories (equity, taxable bond, municipal bond and hybrid), based on risk-adjusted investment return. Investment return measures a fund's or Class's three, five and ten-year average annual total returns (when available). Risk and return are combined to produce star rankings reflecting performance relative to the average fund in a fund's category. Five stars is the "highest" ranking (top 10%), four stars is "above average" (next 22.5%), three stars is "average" (next 35%), two stars is "below average" (next 22.5%) and one star is "lowest" (bottom 10%). The current ranking is a weighted average of the 3, 5 and 10 year rankings (if available).
Morningstar ranks the Class A, Class B and Class C shares of the Fund in relation to other taxable bond funds. Rankings are subject to change.

        The total return on an investment in the Fund's Class A, Class B or Class C shares may be compared with the performance for the same period of one or more of the following indices: the Consumer Price Index, the Salomon Brothers World Government Bond Fund Index, the Salomon Brothers High Grade Corporate Bond Index, the Lehman Brothers Government/Corporate Bond Index, the Lehman Brothers Aggregate Bond Index, and the J.P. Morgan Government Bond Index. The Consumer Price Index is generally considered to be a measure of inflation. The Salomon Brothers World Government Bond Index generally represents the performance of government debt securities of various markets throughout the world, including the United States. The Salomon Brothers High Grade Corporate Bond Index generally represents the performance of high grade long-term corporate bonds, and the Lehman Brothers Government/Corporate Bond Index generally represents the performance of intermediate and long-term government and investment grade corporate debt securities. The Lehman Brothers Aggregate Bond Index generally represents the performance of the general fixed-rate investment grade debt market. The J.P. Morgan Government Bond Index generally represents the performance of government bonds issued by various countries including the United States. Each index includes a factor for the reinvestment of interest but does not reflect expenses or taxes.

        Investors may also wish to compare the Fund's Class A, Class B or Class C shares return to the returns on fixed income investments available from banks and thrift institutions, such as certificates of deposit, ordinary interest-paying checking and savings accounts, and other forms of fixed or variable time deposits, and various other instruments such as Treasury bills. However, the Fund's returns and share price are not guaranteed by the FDIC or any other agency and will fluctuate daily, while bank depository obligations may be insured by the FDIC and may provide fixed rates of return, and Treasury bills are guaranteed as to principal and interest by the U.S. government.

        From time to time, the Fund's Manager may publish rankings or ratings of the Manager (or Transfer Agent) or the investor services provided by them to shareholders of the OppenheimerFunds, other than performance rankings of the OppenheimerFunds themselves. Those ratings or rankings of shareholder/investor services by third parties may compare the OppenheimerFunds' services to those of other mutual fund families selected by the rating or ranking services and may be based upon the opinions of the rating or ranking service itself, based on its research or judgment, or based upon surveys of investors, brokers, shareholders or others.

Distribution and Service Plans

        The Fund has adopted a Service Plan for Class A shares, and Distribution and Service Plans for Class B and Class C shares under Rule 12b-1 of the Investment Company Act, pursuant to which the Fund will make payments to the Distributor quarterly in connection with the distribution and/or servicing of the shares of that class, as described in the Prospectus. Each Plan has been approved by a vote of (i) the Board of Trustees of the Fund, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on that Plan, and (ii) the holders of a "majority" (as defined in the Investment Company
Act) of the shares of each class. (For the Distribution and Service Plan for the Class B shares, that vote was cast by the Manager as the sole initial holder of Class C shares of the Fund).

        In addition, under the Plans, the Manager and the Distributor, in their sole discretion, from time to time may use their own resources (which, in the case of the Manager, may include profits from the advisory fee it receives from the Fund) to make payments to brokers, dealers or other financial institutions (each is referred to as a "Recipient" under the Plans) for distribution and administrative services they perform. The Distributor and the Manager may, in their sole discretion, increase or decrease the amount of payments they make from their own resources to Recipients.

        Unless terminated as described below, each Plan continues in effect from year to year but only as long as its continuance is specifically approved at least annually by the Fund's Board of Trustees and its Independent Trustees by a vote cast in person at a meeting called for the purpose of voting on such continuance. Either Plan may be terminated at any time by the vote of a majority of the Independent Trustees or by the vote of the holders of a "majority" (as defined in the Investment Company
Act) of the outstanding shares of that class. Neither Plan may be amended to increase materially the amount of payments to be made unless such amendment is approved by shareholders of the class affected by the amendment. In addition, because Class B shares of the Fund automatically convert into Class A shares after six years, the Fund is required by an exemptive order issued by the Securities and Exchange Commission to obtain the approval of Class B as well as Class A shareholders for a proposed amendment to the Class A Plan that would materially increase the amount to be paid by Class A shareholders under the Class A Plan. Such approval must be by a "majority" of the Class A and Class B shares (as defined in the Investment Company Act), voting separately by class. All material amendments must be approved by the Independent Trustees.
        While the Plans are in effect, the Treasurer of the Trust shall provide separate written reports to the Trust's Board of Trustees at least quarterly stating generally the amounts of all payments made pursuant to each Plan and the purpose for which each payment was made. Those reports, including the allocations on which they are based, will be subject to the review and approval of the Independent Trustees in the exercise of their fiduciary duty. Each Plan further provides that while it is in effect, the selection and nomination of those Trustees of the Trust who are not "interested persons" of the Trust is committed to the discretion of the Independent Trustees. This does not prevent the involvement of others in such selection and nomination if the final decision on selection or nomination is approved by a majority of the Independent Trustees.

        Under the Plans, no payment will be made to any Recipient in any quarter if the aggregate net asset value of all Fund shares held by the Recipient for itself and its customers did not exceed a minimum amount, if any, that may be determined from time to time by a majority of the Fund's Independent Trustees. Initially, the Board of Trustees has set the fees at the maximum rate and set no minimum amount.

        For the fiscal year ended December 31, 1994, payments under the Class A Plan totaled $247,136, all of which was paid by the Distributor to Recipients, including $154,100 paid to MMLISI.

        Any unreimbursed expenses incurred by the Distributor with respect to Class A shares for any fiscal year may not be recovered in subsequent fiscal years. Payments received by the Distributor under the Plan for Class A shares will not be used to pay any interest expense, carrying charges, or other financial costs, or allocation of overhead by the Distributor.

        The Class B and Class C Plans allows the service fee payments to be paid by the Distributor to Recipients in advance for the first year Class
B and Class C shares are outstanding, and thereafter on a quarterly basis, as described in the Prospectus. The services rendered by Recipients in connection with personal services and the maintenance of Class B shareholder accounts may include but shall not be limited to, the following: answering routine inquiries from the Recipient's customers concerning the Fund, assisting in the establishment and maintenance of accounts or sub-accounts in the Fund and processing share redemption transactions, making the Fund's investment plans and dividend payment options available, and providing such other information and services in connection with the rendering of personal services and/or the maintenance of accounts, as the Distributor or the Fund may reasonably request. The advance payment is based on the net asset value of the Class B and Class
C shares sold. An exchange of shares does not entitle the Recipient to an advance service fee payment. In the event Class B or Class C shares are redeemed during the first year that the shares are outstanding, the Recipient will be obligated to repay a pro rata portion of the advance payment for those shares to the Distributor. Service fee payments made under the Class B Plan during the fiscal year ended December 31, 1994 totalled $26,383, all of which was paid by the Distributor to Recipients, including MMLISI.

        Although the Class B and Class C Plans permit the Distributor to retain both the asset-based sales charge and the service fee on Class B shares, or to pay Recipients the service fee on a quarterly basis without payment in advance, the Distributor intends to pay the service fee to Recipients in the manner described above. A minimum holding period may be established from time to time under the Class B or Class C Plan by the Board. Initially, the Board has set no minimum holding period. All payments under the Class B and Class C Plans are subject to the limitations imposed by the Rules of Fair Practice of the National Association of Securities Dealers, Inc. on payments of asset-based sales charges and service fees. The Distributor anticipates that it will take a number of years for it to recoup (from the Fund's payments to the Distributor under the Class B Plan and recoveries of the contingent deferred sales charge collected on redeemed Class B shares) the Class B sales commissions paid to authorized brokers or dealers.

        Asset-based sales charge payments are designed to permit an investor to purchase shares of the Fund without paying a front-end sales load and at the same time permit the Distributor to compensate Recipients in connection with the sale of Class B and Class C shares of the Fund. The
Distributor retains the asset-based sales charge on Class B shares.   As
to Class C shares, the Distributor retains the asset-based sales charge during the first year shares are outstanding, and pays the asset-based sales charge as an ongoing commission to the dealer on Class C shares outstanding for a year or more. Under the Class B and Class C Plans, the asset-based sales charge is paid to compensate the Distributor for its services, described below, to the Fund.

        Under the Class B and Class C Plans, the distribution assistance and administrative support services rendered by the Distributor in connection with the distribution of Class B and Class C shares may include: (i) paying service fees and sales commissions to any broker, dealer, bank or other person or entity that sells and services the Fund's Class B or Class
C shares, (ii) paying compensation to and expenses of personnel of the Distributor who support distribution of Class B or Class C shares by Recipients, (iii) obtaining financing or providing such financing from its own resources, or from an affiliate, for interest and other borrowing costs of the Distributor's unreimbursed expenses incurred in rendering distribution assistance for Class B or Class C shares, and (iv) paying certain other distribution expenses.

        Other distribution assistance rendered by the Distributor and Recipients under the Class B and Class C Plans may include, but shall not be limited to, the following: distributing sales literature and prospectuses other than those furnished to current Class B or Class C shareholders, and providing such other information and services in connection with the distribution of Class B or Class C shares as the Distributor or the Fund may reasonably request. The Class B and Class C Plans further provide that such other distribution assistance may include distribution assistance and administrative support services rendered in connection with Class B or Class C shares acquired (i) by purchase, (ii) in exchange for shares of another investment company for which the Distributor serves as distributor or sub-distributor, or (iii) pursuant to a plan of reorganization to which the Fund is a party.

About Your Account

How To Buy Shares

Alternative Sales Arrangements - Class A, Class B and Class C Shares. The availability of three classes of shares permits an investor to choose the method of purchasing shares that is more beneficial to the investor depending on the amount of the purchase, the length of time the investor expects to hold shares and other relevant circumstances. Investors should understand that the purpose and function of the deferred sales charge and asset-based sales charge with respect to Class B and Class C shares are the same as those of the initial sales charge with respect to Class A shares. Any salesperson or other person entitled to receive compensation for selling Fund shares may receive different compensation with respect to one class of shares than the other. The Distributor normally will not accept (i) any order for $500,000 or more of Class B shares or (ii) any order for $1 million or more of Class C shares, on behalf of a single investor (not including dealer "street name" or omnibus accounts) because generally it will be more advantageous for that investor to purchase Class A shares of the Fund instead.

        The three classes of shares each represent an interest in the same portfolio investments of the Fund. However, each class has different shareholder privileges and features. The net income attributable to Class B and Class C shares and the dividends payable on Class B and Class C shares will be reduced by incremental expenses borne solely by that class, including the asset-based sales charge to which Class B and Class C shares are subject.

        The conversion of Class B shares to Class A shares after six years is subject to the continuing availability of a private letter ruling from the Internal Revenue Service, or an opinion of counsel or tax adviser, to the effect that the conversion of Class B shares does not constitute a taxable event for the holder under Federal income tax law. If such a revenue ruling or opinion is no longer available, the automatic conversion feature may be suspended, in which event no further conversions of Class
B shares would occur while such suspension remained in effect. Although Class B shares could then be exchanged for Class A shares on the basis of relative net asset value of the two classes, without the imposition of a sales charge or fee, such exchange could constitute a taxable event for the holder, and absent such exchange, Class B shares might continue to be subject to the asset-based sales charge for longer than six years.

        The methodology for calculating the net asset value, dividends and distributions of the Fund's Class A, Class B and Class C shares recognizes two types of expenses. General expenses that do not pertain specifically to any class are allocated pro rata to the shares of each class, based on the percentage of the net assets of such class to the Fund's total assets, and then equally to each outstanding share within a given class. Such general expenses include (i) management fees, (ii) legal, bookkeeping and audit fees, (iii) printing and mailing costs of shareholder reports, Prospectuses, Statements of Additional Information and other materials for current shareholders, (iv) fees to unaffiliated Trustees, (v) custodian expenses, (vi) share issuance costs, (vii) organization and start-up costs, (viii) interest, taxes and brokerage commissions, and (ix) non-recurring expenses, such as litigation costs. Other expenses that are directly attributable to a class are allocated equally to each outstanding share within that class. Such expenses include (i) Distribution and Service Plan fees, (ii) incremental transfer and shareholder servicing agent fees and expenses, (iii) registration fees and (iv) shareholder meeting expenses, to the extent that such expenses pertain to a specific class rather than to the Fund as a whole.

Determination of Net Asset Value Per Share. The net asset values per share of Class A and Class B and Class C shares of the Fund are determined as of the close of business of The New York Stock Exchange on each day that the Exchange is open, by dividing the Fund's net assets attributable to a class by the number of shares of that class that are outstanding.
The Exchange normally closes at 4:00 P.M., New York time, but may close earlier on some days (for example, in case of weather emergencies or on days falling before a holiday). The Exchange's most recent annual announcement (which is subject to change) states that it will close on New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. It may also close on other days. Trading in debt securities and foreign securities at times when the New York Stock Exchange is closed, including weekends and holidays, or after the close of the Exchange on a regular business day. The Fund may invest a substantial portion of its assets in foreign securities primarily listed on foreign exchanges or in foreign over-the-counter markets that may trade on Saturdays or customary U.S. business holidays on which the Exchange is closed. Because the Fund's net asset value will not be calculated on those days, the Fund's net asset value per share may be significantly affected on such days when shareholders may not purchase or redeem shares.

        The Fund's Board of Trustees has established procedures for the valuation of the Fund's securities, generally as follows: (i) equity securities traded on a U.S. securities exchange or on NASDAQ for which last sale information is regularly reported are valued at the last reported sale price on their primary exchange or NASDAQ that day (or, in the absence of sales that day, at values based on the last sales prices of the preceding trading day, or closing bid and asked prices); (ii) securities actively traded on a foreign securities exchange are valued at the last sales price available to the pricing service approved by the Fund's Board of Trustees or to the Manager as reported by the principal exchange on which the security is traded; (iii) unlisted foreign securities or listed foreign securities not actively traded are valued at the last sale price, or at the mean between "bid" and "asked" prices determined by a pricing service approved by the Board of Trustees or by the Manager; (iv) long-term debt securities having a remaining maturity in excess of 60 days are valued at the mean between the "bid" and "asked" prices determined by a portfolio pricing service approved by the Fund's Board of Trustees or obtained from active market makers in the security on the basis of reasonable inquiry; (v) debt instruments having a maturity of more than one year when issued, and non-money market type instruments having a maturity of one year or less when issued, which have a remaining maturity of 60 days or less are valued at the mean between the "bid" and "asked" prices determined by a pricing service approved by the Fund's Board of Trustees or obtained from active market makers in the security on the basis of reasonable inquiry; (vi) money market-type debt securities having a maturity of less than one year when issued that having a remaining maturity of 60 days or less are valued at cost, adjusted for amortization of premiums and accretion of discounts; and (vii) securities (including restricted securities) not having readily-available market quotations are valued at fair value under the Board's procedures.

        Trading in securities on European and Asian exchanges and over-the-counter markets is normally completed before the close of The New York Stock Exchange. Events affecting the values of foreign securities traded in foreign markets that occur between the time their prices are determined and the close of the Exchange will not be reflected in the Fund's calculation of net asset value unless the Board of Trustees or the Manager, under procedures established by the Board of Trustees, determines that the particular event would materially affect the Fund's net asset value, in which case an adjustment would be made, if necessary. Foreign securities priced in a foreign currency as well as foreign currency have their value converted to U.S. dollars at the closing price in the London foreign exchange market as provided by a reliable bank, dealer or pricing service.

        In the case of U.S. Government Securities, mortgage-backed securities, foreign government securities and corporate bonds, when last sale information is not generally available, such pricing procedures may include "matrix" comparisons to the prices for comparable instruments on the basis of quality, yield, maturity, and other special factors involved. The Trust's Board of Trustees has authorized the Manager to employ a pricing service to price U.S. Government Securities, mortgage-backed securities, foreign government securities and corporate bonds. The Trustees will monitor the accuracy of such pricing services by comparing prices used for portfolio evaluation to actual sales prices of selected securities.

        Puts, calls and Futures held by the Fund are valued at the last sales price on the principal exchange on which they are traded, or on NASDAQ as applicable, as determined by a pricing service approved by the Board of Trustees or by the Manager, or, if there are no sales that day, in accordance with (i), above. Forward currency contracts are valued at the closing price in the London foreign exchange market as provided by a reliable bank, dealer or pricing service. When the Fund writes an option, an amount equal to the premium received by the Fund is included in the Fund's Statement of Assets and Liabilities as an asset, and an equivalent deferred credit is included in the liability section. The deferred credit is adjusted ("marked-to-market") to reflect the current market value of the option. In determining the Fund's gain on investments, if a call written by the Fund is exercised, the proceeds are increased by the premium received. If a call or put written by the Fund expires, the Fund has a gain in the amount of the premium; if the Fund enters into a closing purchase transaction, it will have a gain or loss depending on whether the premium was more or less than the cost of the closing transaction. If the Fund exercises a put it holds, the amount the Fund receives on its sale of the underlying investment is reduced by the amount of premium paid by the Fund.

AccountLink. When shares are purchased through AccountLink, each purchase must be at least $25.00. Shares will be purchased on the regular business day the Distributor is instructed to initiate the Automated Clearing House transfer to buy shares. Dividends will begin to accrue on shares purchased by the proceeds of ACH transfers on the business day the Fund receives Federal Funds for the purchase through the ACH system before the close of The New York Stock Exchange. The Exchange normally closes at 4:00 P.M., but may close earlier on certain days. If Federal Funds are received on a business day after the close of the Exchange, the shares will be purchased and dividends will begin to accrue on the next regular business day. The proceeds of ACH transfers are normally received by the Fund 3 days after the transfers are initiated. The Distributor and the Fund are not responsible for any delays in purchasing shares resulting from delays in ACH transmissions.

Reduced Sales Charges. As discussed in the Prospectus, a reduced sales charge rate may be obtained for Class A shares under Right of Accumulation and Letters of Intent because of the economies of sales efforts and expenses realized by the Distributor, dealers and brokers making such sales. No sales charge is imposed in certain circumstances described in the Prospectus because the Distributor or dealer or broker incurs little or no selling expenses. The term "immediate family" refers to one's spouse, children, grandchildren, grandparents, parents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings.

        -- The OppenheimerFunds. The OppenheimerFunds are those mutual funds for which the Distributor acts as the distributor or the sub-distributor and include the following:

Oppenheimer Tax-Free Bond Fund
Oppenheimer New York Tax-Exempt Fund
Oppenheimer California Tax-Exempt Fund
Oppenheimer Intermediate Tax-Exempt Bond Fund
Oppenheimer Insured Tax-Exempt Bond Fund
Oppenheimer Main Street California Tax-Exempt Fund
Oppenheimer Florida Tax-Exempt Fund
Oppenheimer Pennsylvania Tax-Exempt Fund
Oppenheimer New Jersey Tax-Exempt Fund
Oppenheimer Fund
Oppenheimer Discovery Fund
Oppenheimer Target Fund
Oppenheimer Growth Fund
Oppenheimer Equity Income Fund
Oppenheimer Value Stock Fund
Oppenheimer Asset Allocation Fund
Oppenheimer Total Return Fund, Inc.
Oppenheimer Main Street Income & Growth Fund
Oppenheimer High Yield Fund
Oppenheimer Champion High Yield Fund
Oppenheimer Bond Fund
Oppenheimer U.S. Government Trust
Oppenheimer Limited-Term Government Fund
Oppenheimer Mortgage Income Fund
Oppenheimer Global Fund
Oppenheimer Global Emerging Growth Fund
Oppenheimer Global Growth & Income Fund
Oppenheimer Gold & Special Minerals Fund
Oppenheimer Strategic Income Fund
Oppenheimer Strategic Investment Grade Bond Fund
Oppenheimer Strategic Short-Term Income Fund
Oppenheimer Strategic Income & Growth Fund
Oppenheimer Strategic Diversified Income Fund
Oppenheimer International Bond Fund

the following "Money Market Funds":

Oppenheimer Money Market Fund, Inc.
Oppenheimer Cash Reserves
Centennial Money Market Trust
Centennial Tax Exempt Trust
Centennial Government Trust
Centennial New York Tax Exempt Trust
Centennial California Tax Exempt Trust
Centennial America Fund, L.P.
Daily Cash Accumulation Fund, Inc.

        There is an initial sales charge on the purchase of Class A shares of each of the OppenheimerFunds except Money Market Funds (under certain circumstances described herein, redemption proceeds of Money Market Fund shares may be subject to a contingent deferred sales charge).

        -- Letters of Intent. A Letter of Intent ("Letter") is the investor's statement of intention to purchase Class A and Class B shares (or shares of either Class) of the Fund (and other eligible OppenheimerFunds) during the 13-month period from the investor's first purchase pursuant to the Letter (the "Letter of Intent period"), which may, at the investor's request, include purchases made up to 90 days prior to the date of the Letter. The Letter states the investor's intention to make the aggregate amount of purchases (excluding any purchases made by reinvestment of dividends or distributions or purchases made at net asset value without sales charge), which together with the investor's holdings of such funds (calculated at their respective public offering prices calculated on the date of the Letter) will equal or exceed the amount specified in the Letter. This enables the investor to count the shares to be purchased under the Letter of Intent to obtain the reduced sales charge rate (as set forth in the Prospectus) that applies under the Right of Accumulation to current purchases of Class A shares. Each purchase of Class A shares under the Letter will be made at the public offering price (including the sales charge) that applies to a single lump-sum purchase of shares in the amount intended to be purchased under the Letter.

        In submitting a Letter, the investor makes no commitment to purchase shares, but if the investor's purchases of shares within the Letter of Intent period, when added to the value (at offering price) of the investor's holdings of shares on the last day of that period, do not equal or exceed the intended purchase amount, the investor agrees to pay the additional amount of sales charge applicable to such purchases, as set forth in "Terms of Escrow," below (as those terms may be amended from time to time). The investor agrees that shares equal in value to 5% of the intended purchase amount will be held in escrow by the Transfer Agent subject to the Terms of Escrow. Also, the investor agrees to be bound by the terms of the Prospectus, this Statement of Additional Information and the Application used for such Letter of Intent, and if such terms are amended, as they may be from time to time by the Fund, that those amendments will apply automatically to existing Letters of Intent.

        If the total eligible purchases made during the Letter of Intent period do not equal or exceed the intended purchase amount, the commissions previously paid to the dealer of record for the account and the amount of sales charge retained by the Distributor will be adjusted to the rates applicable to actual purchases. If total eligible purchases during the Letter of Intent period exceed the intended purchase amount and exceed the amount needed to qualify for the next sales charge rate reduction set forth in the applicable prospectus, the sales charges paid will be adjusted to the lower rate, but only if and when the dealer returns to the Distributor the excess of the amount of commissions allowed or paid to the dealer over the amount of commissions that apply to the actual amount of purchases. The excess commissions returned to the Distributor will be used to purchase additional shares for the investor's account at the net asset value per share in effect on the date of such purchase, promptly after the Distributor's receipt thereof.

        In determining the total amount of purchases made under a Letter, shares redeemed by the investor prior to the termination of the Letter of Intent period will be deducted. It is the responsibility of the dealer of record and/or the investor to advise the Distributor about the Letter in placing any purchase orders for the investor during the Letter of Intent period. All of such purchases must be made through the Distributor.

        - Terms of Escrow that Apply to Letters of Intent.

        1. Out of the initial purchase (or subsequent purchases if necessary) made pursuant to a Letter, shares of the Fund equal in value to 5% of the intended purchase amount be held in escrow by the Transfer Agent. For example, if the intended purchase amount specified under the Letter is $50,000, the escrow shall be shares valued in the amount of $2,500 (computed at the public offering price adjusted for a $50,000 purchase). Any dividends and capital gains distributions on the escrowed shares will be credited to the investor's account.

        2. If the intended purchase amount specified under the Letter is completed within the thirteen-month Letter of Intent period, the escrowed shares will be promptly released to the investor.

        3. If, at the end of the thirteen-month Letter of Intent period the total purchases pursuant to the Letter are less than the intended purchase amount specified in the Letter, the investor must remit to the Distributor an amount equal to the difference between the dollar amount of sales charges actually paid and the amount of sales charges which would have been paid if the total amount purchased had been made at a single time.
Such sales charge adjustment will apply to any shares redeemed prior to the completion of the Letter. If such difference in sales charges is not paid within twenty days after a request from the Distributor or the dealer, the Distributor will, within sixty days of the expiration of the Letter, redeem the number of escrowed shares necessary to realize such difference in sales charges. Full and fractional shares remaining after such redemption will be released from escrow. If a request is received to redeem escrowed shares prior to the payment of such additional sales charge, the sales charge will be withheld from the redemption proceeds.

        4. By signing the Letter, the investor irrevocably constitutes and appoints the Transfer Agent as attorney-in-fact to surrender for redemption any or all escrowed shares.

        5. The shares eligible for purchase under the Letter (or the holding of which may be counted toward completion of a Letter) include Class A shares sold with a front-end sales charge or subject to a Class A contingent deferred sales charge, Class B shares, and Class A or B shares acquired in exchange for either (a) Class A shares of one of the other OppenheimerFunds that were acquired subject to a Class A initial or contingent sales charge or (b) Class B shares of one of the other
OppenheimerFunds.

        6. Shares held in escrow hereunder will automatically be exchanged for shares of another fund to which an exchange is requested, as described in the section of the Prospectus entitled "How to Exchange Shares," and the escrow will be transferred to that other fund.

Asset Builder Plans. To establish an Asset Builder Plan from a bank account, a check (minimum $25) for the initial purchase must accompany the application. Shares purchased by Asset Builder Plan payments from bank accounts are subject to the redemption restrictions for recent purchases described in "How To Sell Shares," in the Prospectus. Asset Builder Plans also enable shareholders of Oppenheimer Cash Reserves to use those accounts for monthly automatic purchases of shares of up to four other OppenheimerFunds.

        There is a front-end sales charge on the purchase of certain OppenheimerFunds or a contingent deferred sales charge may apply to shares purchased by Asset Builder payments. An application should be obtained from the Distributor, completed and returned, and a prospectus of the selected fund(s) should be obtained from the Distributor or your financial advisor before initiating Asset Builder payments. The amount of the Asset Builder investment may be changed or the automatic investments may be terminated at any time by writing to the Transfer Agent. A reasonable period (approximately 15 days) is required after the Transfer Agent's receipt of such instructions to implement them. The Fund reserves the right to amend, suspend, or discontinue offering such plans at any time without prior notice.

Cancellation of Purchase Orders. Cancellation of purchase orders for the Fund's shares (for example, when a purchase check is returned to the Fund unpaid) causes a loss to be incurred when the net asset value of the Fund's shares on the cancellation date is less than on the purchase date. That loss is equal to the amount of the decline in the net asset value per share multiplied by the number of shares in the purchase order. The investor is responsible for that loss. If the investor fails to compensate the Fund for the loss, the Distributor will do so. The Fund may reimburse the Distributor for that amount by redeeming shares from any account registered in that investor's name, or the Fund or the Distributor may seek other redress.

Checkwriting. When a check is presented to the Bank for clearance, the Bank will ask the Fund to redeem a sufficient number of full and fractional shares in the shareholder's account to cover the amount of the check. This enables the shareholder to continue receiving dividends on those shares until the check is presented to the Fund. Checks may not be presented for payment at the offices of the Bank or the Fund's Custodian. This limitation does not affect the use of checks for the payment of bills or to obtain cash at other banks. The Fund reserves the right to amend, suspend or discontinue offering checkwriting privileges at any time without prior notice.

How to Sell Shares

        Information on how to sell shares of the Fund is stated in the Prospectus. The information below supplements the terms and conditions for redemptions set forth in the Prospectus.

        --    Payments "In Kind". The Prospectus states that payment for shares tendered for redemption is ordinarily made in cash. However, the Board of Trustees of the Trust may determine that it would be detrimental to the best interests of the remaining shareholders of the Fund to make payment of a redemption order wholly or partly in cash. In that case, the Fund may pay the redemption proceeds in whole or in part by a distribution "in kind" of securities from the portfolio of the Fund, in lieu of cash, in conformity with applicable rules of the Securities and Exchange
Commission. The Fund has elected to be governed by Rule 18f-1 under the Investment Company Act, pursuant to which the Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net assets of the Fund during any 90-day period for any one shareholder. If shares are redeemed in kind, the redeeming shareholder might incur brokerage or other costs in selling the securities for cash. The method of valuing securities used to make redemptions in kind will be the same as the method the Fund uses to value its portfolio securities described above under "Determination of Net Asset Value Per Share" and that valuation will be made as of the time the redemption price is determined.

        --    Involuntary Redemptions. The Trust's Board of Trustees has the
right to cause the involuntary redemption of the shares held in any account if the aggregate net asset value of those shares is less than $1,000 or such lesser amount as the Board may fix. The Board of Trustees will not cause the involuntary redemption of shares in an account if the aggregate net asset value of the shares has fallen below the stated minimum solely as a result of market fluctuations. Should the Board elect to exercise this right, it may also fix, in accordance with the Investment Company Act, the requirements for any notice to be given to the shareholders in question (not less than 30 days), or the Board may set requirements for granting permission to the shareholder to increase the investment, and set other terms and conditions so that the shares would not be involuntarily redeemed.

Reinvestment Privilege. Within six months of a redemption, a shareholder may reinvest all or part of the redemption proceeds of Class A shares or of Class B shares of the Fund that you purchased by reinvesting dividends or distributions or on which you paid a contingent deferred sales charge when you redeemed them. The reinvestment may be made without sales charge only in Class A shares of the Fund or any of the other OppenheimerFunds into which shares of the Fund are exchangeable as described below, at the net asset value next computed after the Transfer Agent receives the reinvestment order. The shareholder must ask the Distributor for such privilege at the time of reinvestment. This privilege is not available for Class C shares. Any capital gain that was realized when the shares were redeemed is taxable, and reinvestment will not alter any capital gains tax payable on that gain. If there has been a capital loss on the redemption, some or all of the loss may not be tax deductible, depending
on the timing and amount of the reinvestment.   Under the Internal Revenue
Code, if the redemption proceeds of Fund shares on which a sales charge was paid are reinvested in shares of the Fund or another of the OppenheimerFunds within 90 days of payment of the sales charge, the shareholder's basis in the shares of the Fund that were redeemed may not include the amount of the sales charge paid. That would reduce the loss or increase the gain recognized from the redemption. However, in that case the sales charge would be added to the basis of the shares acquired by the reinvestment of the redemption proceeds. The Fund may amend, suspend or cease offering this reinvestment privilege at any time as to shares redeemed after the date of such amendment, suspension or cessation.

Transfers of Shares. Shares are not subject to the payment of a contingent deferred sales charge of either class at the time of transfer to the name of another person or entity (whether the transfer occurs by absolute assignment, gift or bequest, not involving, directly or indirectly, a public sale). The transferred shares will remain subject to the contingent deferred sales charge, calculated as if the transferee shareholder had acquired the transferred shares in the same manner and at the same time as the transferring shareholder. If less than all shares held in an account are transferred, and some but not all shares in the account would be subject to a contingent deferred sales charge if redeemed at the time of transfer, the priorities described in the Prospectus under "How to Buy Shares" for the imposition of the Class B or Class C contingent deferred sales charge will be followed in determining the order in which shares are transferred.

Distributions From Retirement Plans. Requests for distributions from OppenheimerFunds-sponsored IRAs, 403(b)(7) custodial plans, or pension or profit-sharing plans should be addressed to "Trustee, OppenheimerFunds Retirement Plans," c/o the Transfer Agent at its address listed in "How to Sell Shares" in the Prospectus or on the back cover of this Statement of Additional Information. The request must: (i) state the reason for the distribution; (ii) state the owner's awareness of tax penalties if the distribution is premature; and (iii) conform to the requirements of the plan and the Fund's other redemption requirements. Participants (other than self-employed persons) in OppenheimerFunds-sponsored pension or profit-sharing plans may not directly request redemptions or exchanges of their accounts. The employer or plan administrator must sign the request. Distributions from pension and profit sharing plans are subject to special requirements under the Internal Revenue Code and certain documents (available from the Transfer Agent) must be completed before the distribution may be made. Distributions from retirement plans are subject to withholding requirements under the Internal Revenue Code, and IRS Form W-4P (available from the Transfer Agent) must be submitted to the Transfer Agent with the distribution request, or the distribution may be delayed. Unless the shareholder has provided the Transfer Agent with a certified tax identification number, the Internal Revenue Code requires that tax be withheld from any distribution even if the shareholder elects not to have tax withheld. The Fund, the Manager, the Distributor, the Trustee and the Transfer Agent assume no responsibility to determine whether a distribution satisfies the conditions of applicable tax laws and will not be responsible for any tax penalties assessed in connection with a distribution.

Special Arrangements for Repurchase of Shares from Dealers and Brokers. The Distributor is the Fund's agent to repurchase its shares from authorized dealers or brokers. The repurchase price per share will be the net asset value next computed after the Distributor receives the order placed by the dealer or broker, except that if the Distributor receives a repurchase order from a dealer or broker after the close of The New York Stock Exchange on a regular business day, it will be processed at that day's net asset value if the order was received by the dealer or broker from its customers prior to the time the Exchange closes (normally, that is 4:00 P.M., but may be earlier on some days) and the order was transmitted to and received by the Distributor prior to its close of business that day (normally 5:00 P.M.). Payment ordinarily will be made within seven days after the Distributor's receipt of the required redemption documents, with signature(s) guaranteed as described in the Prospectus.

Automatic Withdrawal and Exchange Plans. Investors owning shares of the Fund valued at $5,000 or more can authorize the Transfer Agent to redeem shares (minimum $50) automatically on a monthly, quarterly, semi-annual or annual basis under an Automatic Withdrawal Plan. Shares will be redeemed three business days prior to the date requested by the shareholder for receipt of the payment. Automatic withdrawals of up to $1,500 per month may be requested by telephone if payments are to be made by check payable to all shareholders of record and sent to the address of record for the account (and if the address has not been changed within the prior 30 days). Required minimum distributions from OppenheimerFunds-sponsored retirement plans may not be arranged on this basis. Payments are normally made by check, but shareholders having AccountLink privileges (see "How To Buy Shares") may arrange to have Automatic Withdrawal Plan payments transferred to the bank account designated on the OppenheimerFunds New Account Application or signature-guaranteed instructions. The Fund cannot guarantee receipt of a payment on the date requested and reserves the right to amend, suspend or discontinue offering such plans at any time without prior notice. Because of the sales charge assessed on Class A share purchases, shareholders should not make regular additional Class A share purchases while participating in an Automatic Withdrawal Plan. Class B and Class C shareholders should not establish withdrawal plans that would require the redemption of shares purchased subject to a contingent deferred sales charge and held less than 6 years or 12 months, respectively, because of the imposition of the Class B or Class C contingent deferred sales charge on such withdrawals (except where the Class B or Class C contingent deferred sales charge is waived as described in the Prospectus under "Waivers of Class B Sales Charges" and "Waivers of Class C Sales Charges").

        By requesting an Automatic Withdrawal or Exchange Plan, the shareholder agrees to the terms and conditions applicable to such plans, as stated below and in the provisions of the OppenheimerFunds Application relating to such Plans, as well as the Prospectus. These provisions may be amended from time to time by the Fund and/or the Distributor. When adopted, such amendments will automatically apply to existing Plans.

        -- Automatic Exchange Plans. Shareholders can authorize the Transfer Agent (on the OppenheimerFunds Application or signature-guaranteed instructions) to exchange a pre-determined amount of shares of the Fund for shares (of the same class) of other OppenheimerFunds automatically on a monthly, quarterly, semi-annual or annual basis under an Automatic
Exchange Plan. The minimum amount that may be exchanged to each other fund account is $25. Exchanges made under these plans are subject to the restrictions that apply to exchanges as set forth in "How to Exchange
Shares" in the Prospectus and below in this Statement of Additional
Information.

        -- Automatic Withdrawal Plans. Fund shares will be redeemed as necessary to meet withdrawal payments. Shares acquired without a sales charge will be redeemed first and thereafter shares acquired with reinvested dividends and capital gains distributions will be redeemed next, followed by shares acquired with a sales charge, to the extent necessary to make withdrawal payments. Depending upon the amount withdrawn, the investor's principal may be depleted. Payments made under withdrawal plans should not be considered as a yield or income on your investment.

        The Transfer Agent will administer the investor's Automatic Withdrawal Plan (the "Plan") as agent for the investor (the "Planholder") who executed the Plan authorization and application submitted to the Transfer Agent. The Transfer Agent and the Fund shall incur no liability to the Planholder for any action taken or omitted by the Transfer Agent in good faith to administer the Plan. Certificates will not be issued for shares of the Fund purchased for and held under the Plan, but the Transfer Agent will credit all such shares to the account of the Planholder on the records of the Fund. Any share certificates held by a Planholder may be surrendered unendorsed to the Transfer Agent with the Plan application so that the shares represented by the certificate may be held under the Plan.

        For accounts subject to Automatic Withdrawal Plans, distributions of capital gains must be reinvested in shares of the Fund, which will be done at net asset value without a sales charge. Dividends on shares held in the account may be paid in cash or reinvested.

        Redemptions of shares needed to make withdrawal payments will be made at the net asset value per share determined on the redemption date.
Checks or AccountLink payments of the proceeds of Plan withdrawals will normally be transmitted three business days prior to the date selected for receipt of the payment (the receipt of payment on the date selected cannot be guaranteed), according to the choice specified in writing by the Planholder.

        The amount and the interval of disbursement payments and the address to which checks are to be mailed or AccountLink payments are to be sent may be changed at any time by the Planholder by writing to the Transfer Agent. The Planholder should allow at least two weeks' time in mailing such notification for the requested change to be put in effect. The Planholder may, at any time, instruct the Transfer Agent by written notice (in proper form in accordance with the requirements of the then-current Prospectus of the Fund) to redeem all, or any part of, the shares held under the Plan. In that case, the Transfer Agent will redeem the number of shares requested at the net asset value per share in effect in accordance with the Fund's usual redemption procedures and will mail a check for the proceeds to the Planholder.

        The Plan may be terminated at any time by the Planholder by writing to the Transfer Agent. A Plan may also be terminated at any time by the Transfer Agent upon receiving directions to that effect from the Fund.
The Transfer Agent will also terminate a Plan upon receipt of evidence satisfactory to it of the death or legal incapacity of the Planholder.
Upon termination of a Plan by the Transfer Agent or the Fund, shares that have not been redeemed from the account will be held in uncertificated form in the name of the Planholder, and the account will continue as a dividend-reinvestment, uncertificated account unless and until proper instructions are received from the Planholder or his or her executor or guardian, or other authorized person.

        To use shares held under the Plan as collateral for a debt, the Planholder may request issuance of a portion of the shares in certificated form. Upon written request from the Planholder, the Transfer Agent will determine the number of shares for which a certificate may be issued without causing the withdrawal checks to stop because of exhaustion of uncertificated shares needed to continue payments. However, should such uncertificated shares become exhausted, Plan withdrawals will terminate.

        If the Transfer Agent ceases to act as transfer agent for the Fund, the Planholder will be deemed to have appointed any successor transfer agent to act as agent in administering the Plan.

How to Exchange Shares

        As stated in the Prospectus, shares of a particular class of OppenheimerFunds having more than one class of shares may be exchanged only for shares of the same class of other OppenheimerFunds. Shares of the OppenheimerFunds that have a single class without a class designation are deemed "Class A" shares for this purpose. All OppenheimerFunds offer Class A shares (except for Oppenheimer Strategic Diversified Income Fund, which offers only Class C shares), but only the following other OppenheimerFunds currently offer Class B shares:

        Oppenheimer Strategic Income Fund
        Oppenheimer Strategic Income & Growth Fund
        Oppenheimer Strategic Investment Grade Bond Fund
        Oppenheimer Strategic Short-Term Income Fund
        Oppenheimer New York Tax-Exempt Fund
        Oppenheimer Tax-Free Bond Fund
        Oppenheimer California Tax-Exempt Fund
        Oppenheimer Pennsylvania Tax-Exempt Fund
        Oppenheimer Florida Tax-Exempt Fund
        Oppenheimer New Jersey Tax-Exempt Fund
        Oppenheimer Insured Tax-Exempt Bond Fund
        Oppenheimer Main Street California Tax-Exempt Fund
        Oppenheimer Main Street Income & Growth Fund
        Oppenheimer Total Return Fund, Inc.
        Oppenheimer Value Stock Fund
        Oppenheimer Limited-Term Government Fund
        Oppenheimer High Yield Fund
        Oppenheimer Mortgage Income Fund
        Oppenheimer Cash Reserves (Class B shares are available only by exchange or by direct purchase by participants in the OppenheimerFunds proprietary 401(k) plan)
        Oppenheimer Growth Fund
        Oppenheimer Equity Income Fund
        Oppenheimer Global Fund
        Oppenheimer Discovery Fund
        Oppenheimer International Bond Fund

        The following Oppenheimer Funds offer Class C shares:

        Oppenheimer Fund
        Oppenheimer Global Growth & Income Fund
        Oppenheimer Asset Allocation Fund
        Oppenheimer Champion High Yield Fund
        Oppenheimer U.S. Government Trust
        Oppenheimer Intermediate Tax-Exempt Bond Fund
        Oppenheimer Main Street Income & Growth Fund
        Oppenheimer Cash Reserves (Class C shares are available only by exchange or by direct purchase by participants in the OppenheimerFunds proprietary 401(k) plan)
        Oppenheimer Strategic Diversified Income Fund
        Oppenheimer Limited-Term Government Fund
        Oppenheimer International Bond Fund

        Class A shares of OppenheimerFunds may be exchanged at net asset value for shares of any Money Market Fund. Shares of any Money Market Fund purchased without a sales charge may be exchanged for shares of OppenheimerFunds offered with a sales charge upon payment of the sales charge (or, if applicable, may be used to purchase shares of OppenheimerFunds subject to a contingent deferred sales charge). Effective on or about August 1, 1995, if the Distributor receives, at the time of purchase, notice that shares of Oppenheimer Money Market Fund, Inc. are being purchased with the redemption proceeds of shares of other mutual funds (other than other money market funds) that are not part of the OppenheimerFunds family, those shares of Oppenheimer Money Market Fund may be exchanged for shares of other OppenheimerFunds at net asset value without paying a sales charge.

        Shares of this Fund acquired by reinvestment of dividends or distributions from any other of the OppenheimerFunds or from any unit investment trust for which reinvestment arrangements have been made with the Distributor may be exchanged at net asset value for shares of any of the OppenheimerFunds. No contingent deferred sales charge is imposed on exchanges of shares of either class purchased subject to a contingent deferred sales charge. However, when Class A shares acquired by exchange of Class A shares of other OppenheimerFunds purchased subject to a Class A contingent deferred sales charge are redeemed within 18 months of the end of the calendar month of the initial purchase of the exchanged Class A shares, the Class A contingent deferred sales charge is imposed on the redeemed shares (see "Class A Contingent Deferred Sales Charge" in the Prospectus). The Class B contingent deferred sales charge is imposed on Class B shares acquired by exchange if they are redeemed within 6 years of the initial purchase of the exchanged Class B shares. The Class C contingent deferred sales charge is imposed on Class C shares acquired by exchange if they are redeemed within 12 months of the initial purchase of the exchanged Class C shares.

        When Class B or Class C shares are redeemed to effect an exchange, the priorities described in "How To Buy Shares" in the Prospectus for the imposition of the Class B or Class C contingent deferred sales charge will be followed in determining the order in which the shares are exchanged. Shareholders should take into account the effect of any exchange on the applicability and rate of any contingent deferred sales charge that might be imposed in the subsequent redemption of remaining shares. Shareholders owning shares of more than one class must specify whether they intend to exchange Class A, Class B or Class C shares.

        The Fund reserves the right to reject telephone or written exchange requests submitted in bulk by anyone on behalf of 10 or more accounts. The Fund may accept requests for exchanges of up to 50 accounts per day from representatives of authorized dealers that qualify for this privilege. In connection with any exchange request, the number of shares exchanged may be less than the number requested if the exchange or the number requested would include shares subject to a restriction cited in the Prospectus or this Statement of Additional Information or would include shares covered by a share certificate that is not tendered with the request. In those cases, only the shares available for exchange without restriction will be exchanged.

        When exchanging shares by telephone, a shareholder must either have an existing account in, or obtain, open an account in, and acknowledge receipt of a prospectus for, the fund to which the exchange is to be made. For full or partial exchanges of an account made by telephone, any special account features such as Asset Builder Plans, Automatic Withdrawal Plans and retirement plan contributions will be switched to the new account unless the Transfer Agent is instructed otherwise. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), shareholders might not be able to request exchanges by telephone and would have to submit written exchange requests.

        Shares to be exchanged are redeemed on the regular business day the Transfer Agent receives an exchange request in proper form (the
"Redemption Date"). Normally, shares of the fund to be acquired are purchased on the Redemption Date, but such purchases may be delayed by either fund up to five business days if it determines that it would be disadvantaged by an immediate transfer of the redemption proceeds. The Fund reserves the right, in its discretion, to refuse any exchange request that may disadvantage it (for example, if the receipt of multiple exchange request from a dealer might require the disposition of portfolio securities at a time or at a price that might be disadvantageous to the
Fund).

        The different OppenheimerFunds available for exchange have different investment objectives, policies and risks, and a shareholder should assure that the Fund selected is appropriate for his or her investment and should be aware of the tax consequences of an exchange. For federal tax purposes, an exchange transaction is treated as a redemption of shares of one fund and a purchase of shares of another. "Reinvestment Privilege," above, discusses some of the tax consequences of reinvestment of redemption proceeds in such cases. The Fund, the Distributor, and the Transfer Agent are unable to provide investment, tax or legal advice to a shareholder in connection with an exchange request or any other investment transaction.

Dividends, Capital Gains and Taxes

Dividends and Distributions. Dividends will be payable on shares held of record at the time of the previous determination of net asset value, or as otherwise described in "How to Buy Shares." Daily dividends on newly purchased shares will not be declared or paid until such time as Federal Funds (funds credited to a member bank's account at the Federal Reserve
Bank) are available from the purchase payment for such shares. Normally, purchase checks received from investors are converted to Federal Funds on the next business day. Dividends will be declared on shares repurchased by a dealer or broker for four business days following the trade date (i.e., to and including the day prior to settlement of the repurchase).
If all shares in an account are redeemed, all dividends accrued on shares of the same class in the account will be paid together with the redemption proceeds.

        Dividends, distributions and the proceeds of the redemption of Fund shares represented by checks returned to the Transfer Agent by the Postal Service as undeliverable will be invested in shares of Oppenheimer Money Market Fund, Inc., as promptly as possible after the return of such checks to the Transfer Agent, in order to enable the investor to earn a return on otherwise idle funds.
Tax Status of the Fund's Dividends and Distributions. The Federal tax treatment of the Fund's dividends and capital gains distributions is explained in the Prospectus under the caption "Dividends, Capital Gains and Taxes." Special provisions of the Internal Revenue Code govern the eligibility of the Fund's dividends for the dividends-received deduction for corporate shareholders. Long-term capital gains distributions are not eligible for the deduction. In addition, the amount of dividends paid by the Fund which may qualify for the deduction is limited to the aggregate amount of qualifying dividends which the Fund derives from its portfolio investments that the Fund has held for a minimum period, usually 46 days.
A corporate shareholder will not be eligible for the deduction on dividends paid on shares held for 45 days or less. To the extent the Fund's dividends are derived from its gross income from option premiums, interest income or short-term gains from the sale of securities, or dividends from foreign corporations, its dividends will not qualify for the deduction. It is expected that for the most part the Fund's dividends will not qualify, because of the nature of the investments held by the Fund in its portfolio.

        The amount of a class's distributions may vary from time to time depending on market conditions, the composition of the Fund's portfolio, and expenses borne by the Fund or borne separately by a class, as described in "Alternative Sales Arrangements -- Class A, Class B and Class C," above. Dividends are calculated in the same manner, at the same time and on the same day for shares of each class. However, dividends on Class B and Class C shares are expected to be lower as a result of the asset-based sales charge on Class B and Class C shares, and Class B and Class
C dividends will also differ in amount as a consequence of any difference in net asset value between Class A, Class B and Class C shares.

        Under the Internal Revenue Code, by December 31 each year the Fund must distribute 98% of its taxable investment income earned from January
1 through December 31 of that year and 98% of its capital gains realized in the period from November 1 of the prior year through October 31 of the current year, or else the Fund must pay an excise tax on the amounts not distributed. While it is presently anticipated that the Fund will meet those requirements, the Fund's Board and the Manager might determine in a particular year that it would be in the best interest of shareholders for the Fund not to make such distributions at the required levels and to pay the excise tax on the undistributed amounts. That would reduce the amount of income or capital gains available for distribution to shareholders.

Dividend Reinvestment in Another Fund. Shareholders of the Fund may elect to reinvest all dividends and/or capital gains distributions in shares of the same class of any of the other OppenheimerFunds listed in "Reduced Sales Charges" above at net asset value without sales charge. As of the date of this Statement of Additional Information, not all of the OppenheimerFunds offer Class B or Class C shares. To elect this option, a shareholder must notify the Transfer Agent in writing and either have an existing account in the fund selected for reinvestment or must obtain a prospectus for that fund and an application from the Distributor to establish an account. The investment will be made at the net asset value per share in effect at the close of business on the payable date of the dividend or distribution. Dividends and/or distributions from shares of other OppenheimerFunds may be invested in shares of this Fund on the same basis.

Additional Information About The Fund

The Custodian. The Bank of New York is the Custodian of the Fund's assets. The Custodian's responsibilities include safeguarding and controlling the Fund's portfolio securities and handling the delivery of such securities to and from the Fund. The Manager has represented to the Fund that the banking relationships between the Manager and the Custodian have been and will continue to be unrelated to and unaffected by the relationship between the Fund and the Custodian. It will be the practice of the Fund to deal with the Custodian in a manner uninfluenced by any banking relationship the Custodian may have with the Manager and its affiliates. The Fund's cash balances with the Custodian in excess of $100,000 are not protected by Federal deposit insurance. Those uninsured balances at times may be substantial.

Independent Auditors. The independent auditors of the Fund audit the Fund's financial statements and perform other related audit services. They also act as auditors for the Manager and certain other funds advised by the Manager and its affiliates.

                              -----------------------------------------------------------------------------------------------------
                              Independent Auditors' Report
                              -----------------------------------------------------------------------------------------------------


                              The Board of Trustees and Shareholders of Oppenheimer Investment Grade Bond Fund:

                              We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Oppenheimer Investment Grade Bond Fund as of December 31, 1994, the related statement
                              of operations for the year then ended, the statements of changes in net assets for the years ended
                              December 31, 1994 and 1993 and the financial highlights for the period January 1, 1991 to December
                              31, 1994. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights (except for total return) for the period
                              February 1, 1984 to December 31, 1990 were audited by other auditors whose report dated February
4,
                              1991, expressed an unqualified opinion on those financial highlights.

                                   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1994 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                   In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Oppenheimer Investment Grade Bond Fund at December 31,
                              1994, the results of its operations, the changes in its net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

                              /s/ Deloitte & Touche LLP
                              -------------------------
                              DELOITTE & TOUCHE LLP

                              Denver, Colorado
                              January 23, 1995

                             ------------------------------------------------------------------------------------------------------
                             Statement of Investments   December 31, 1994
                             ------------------------------------------------------------------------------------------------------
                                                                                                       Face            Market Value
                                                                                                       Amount          See Note 1

Short-Term Notes--14.9%
-----------------------------------------------------------------------------------------------------------------------------------
Consumer Non-Cyclicals--2.4%
-----------------------------------------------------------------------------------------------------------------------------------
Food Wholesalers--2.4%       Tyson Foods, Inc., 6.10%, 1/4/95                                          $2,410,000      $  2,408,775
-----------------------------------------------------------------------------------------------------------------------------------
Energy--2.5%
-----------------------------------------------------------------------------------------------------------------------------------
Oil: Integrated
  Domestic--2.5%             Burlington Resources, Inc., 6.30%, 1/17/95                                 2,500,000         2,493,000
-----------------------------------------------------------------------------------------------------------------------------------
Financial--3.2%
-----------------------------------------------------------------------------------------------------------------------------------
Diversified Finance--0.7%    Ford Motor Credit Co., 5.80%, 1/9/95                                         555,000           555,000
                             ------------------------------------------------------------------------------------------------------
                             General Motors Acceptance Corp., 6.05%, 1/9/95                               120,000           119,839
                                                                                                                       ------------
                                                                                                                            674,839
-----------------------------------------------------------------------------------------------------------------------------------
Financial Services:
Miscellaneous--2.5%          Countrywide Funding Corp., 6.30%, 1/6/95                                   2,500,000         2,497,812
-----------------------------------------------------------------------------------------------------------------------------------
Utilities--6.8%
-----------------------------------------------------------------------------------------------------------------------------------
Electric Companies--4.5%     Indiana & Michigan Power Co., 6.05%, 1/3/95                                2,040,000
2,039,314
                             ------------------------------------------------------------------------------------------------------
                             Texas Electric Services Co., 6.20%, 1/5/95                                 2,500,000         2,498,278
                                                                                                                       ------------
                                                                                                                          4,537,592
-----------------------------------------------------------------------------------------------------------------------------------
Telephone--2.3%              GTE Norwest, Inc., 5.88%, 1/13/95                                          2,340,000         2,335,414
                                                                                                                       ------------
                             Total Short-Term Notes (Cost $14,947,432)                                                   14,947,432
==========================================================
==========================================================
===============
Asset-Backed Securities--7.1%
-----------------------------------------------------------------------------------------------------------------------------------
Auto Loan--7.1%              Daimler-Benz Vehicle Trust, Series 1994-A, Cl. A, 5.95%, 12/15/00            827,697
814,537
                             ------------------------------------------------------------------------------------------------------
                             Ford Credit Grantor Trust, Series 1994-B, Cl. A, 7.30%, 10/15/99           1,458,742         1,447,933
                             ------------------------------------------------------------------------------------------------------
                             General Motors Acceptance Corp., Grantor Trust, Series 1992-E,
                             Cl. A, 4.75%, 8/15/97                                                        454,750           445,615
                             ------------------------------------------------------------------------------------------------------
                             Nissan Auto Receivables Grantor Trust, Series 1994-A,
                             Cl. A, 6.45%, 9/15/99                                                      2,241,045         2,202,567
                             ------------------------------------------------------------------------------------------------------
                             Select Auto Receivable Trust, Series 1991-2 Asset-Backed Certificates,
                             Cl. A, 7.65%, 7/15/96                                                        194,180           193,881
                             ------------------------------------------------------------------------------------------------------
                             World Omni Automobile Lease Securitization Trust, Series 1994-A,
                             Cl. A, 6.45%, 9/25/00                                                      2,000,000         1,967,360
                                                                                                                       ------------
                             Total Asset-Backed Securities (Cost $7,163,638)                                              7,071,893
==========================================================
==========================================================
===============
Mortgage-Backed Obligations--13.3%
-----------------------------------------------------------------------------------------------------------------------------------
Government Agency--11.3%
-----------------------------------------------------------------------------------------------------------------------------------
FHLMC/FNMA/Sponsored--7.1%   Federal Home Loan Mortgage Corp., Certificates of Participation,
                             9%, 3/1/17                                                                   770,177           772,234
                             ------------------------------------------------------------------------------------------------------
                             Federal Home Loan Mortgage Corp., Certificates of Participation,
                             Series 17-039, 13.50%, 11/1/10                                                91,657           101,813
                             ------------------------------------------------------------------------------------------------------
                             Federal Home Loan Mortgage Corp., Certificates of Participation,
                             Series 17-094, 12.50%, 4/1/14                                                 50,645            55,629
                             ------------------------------------------------------------------------------------------------------
                             Federal Home Loan Mortgage Corp., Collateralized Mortgage Obligation
                             Gtd. Multiclass Certificates of Participation, 7.50%, 2/15/07              2,000,000         1,898,120
                             ------------------------------------------------------------------------------------------------------
                             Federal Home Loan Mortgage Corp., Multiclass Mortgage Participation
                             Certificates, Series 1460, Cl. 1460-H, 7%, 5/15/07                         1,500,000         1,374,090
                             ------------------------------------------------------------------------------------------------------
                             Federal National Mortgage Assn., Gtd. Mtg. Pass-Through
                             Certificates, 8%, 8/1/17                                                   1,116,105         1,097,712
                             ------------------------------------------------------------------------------------------------------
                             Federal National Mortgage Assn., Gtd. Real Estate Mtg. Investment Conduit
                             Pass-Through Certificates, Series 1993-191, Cl. PD, 5.40%, 4/25/04         1,500,000         1,365,300

                             5  Oppenheimer Investment Grade Bond Fund

                             ------------------------------------------------------------------------------------------------------
                             Statement of Investments   (Continued)
                             ------------------------------------------------------------------------------------------------------

                                                                                                       Face            Market Value
                                                                                                       Amount          See Note 1
-----------------------------------------------------------------------------------------------------------------------------------
FHLMC/FNMA/Sponsored
(continued)                  Federal National Mortgage Assn., Interest-Only Collateralized Mortgage
                             Obligation Gtd. Real Estate Mortgage Investment Conduit Pass-Through
                             Certificates, Trust 1992 G-57, Cl. SA, 44.60%, 10/25/22(1)                $  568,843      $    443,698
                                                                                                                       ------------
                                                                                                                          7,108,596

-----------------------------------------------------------------------------------------------------------------------------------
GNMA/Guaranteed:--4.2%       Government National Mortgage Assn.:
                             10%, 11/15/09                                                                595,139           622,481
                             12%, 1/15/99                                                                  24,402            25,944
                             12%, 1/15/99                                                                  66,980            71,210
                             12%, 5/15/14                                                                   2,184             2,423
                             12.75%, 6/15/15                                                               44,137            49,704
                             15%, 2/15/12                                                                  26,167            30,505
                             8%, 10/15/05                                                                 243,215           239,689
                             8%, 10/15/06                                                                 377,529           371,447
                             8%, 6/15/05                                                                  125,505           123,686
                             8%, 6/15/05                                                                   97,196            95,787
                             8%, 6/15/05                                                                  132,000           130,087
                             8%, 7/15/05                                                                  222,830           219,600
                             8%, 7/15/05                                                                  326,463           321,730
                             8%, 7/15/05                                                                  109,149           107,567
                             8%, 7/15/06                                                                  167,313           164,618
                             8%, 7/15/06                                                                  216,029           212,549
                             8%, 8/15/05                                                                  135,305           133,344
                             8%, 8/15/05                                                                  146,311           144,190
                             8%, 9/15/05                                                                  309,653           305,163
                             8%, 9/15/05                                                                  158,612           156,312
                             9%, 2/15/09                                                                   22,973            23,335
                             9%, 2/15/09                                                                  234,544           238,238
                             9%, 3/15/09                                                                  167,088           169,720
                             9%, 3/15/09                                                                   25,494            25,896
                             9%, 5/15/09                                                                   28,368            28,815
                             9%, 6/15/09                                                                  159,386           161,897
                                                                                                                       ------------
                                                                                                                          4,175,937

-----------------------------------------------------------------------------------------------------------------------------------
Other--2.0%                  JHM Acceptance Corp., 8.96% Collateralized Mortgage Obligation Bonds,
                             Series E, Cl. E-6, 4/1/19                                                  2,000,000         2,008,900
                                                                                                                       ------------
                             Total Mortgage-Backed Obligations (Cost $14,177,957)                                        13,293,433


U.S. Government Obligations--43.8%
-----------------------------------------------------------------------------------------------------------------------------------
Agency--3.8%
-----------------------------------------------------------------------------------------------------------------------------------
Government Agency/
Full Faith--3.8%             Allentown, Pennsylvania, U.S. Government Gtd. Nts.,
                             Series A, 8.74%, 8/1/01                                                       65,000            66,092
                             ------------------------------------------------------------------------------------------------------
                             Babylon, New York, U.S. Government Gtd. Nts.,
                             Series A, 5.93%, 8/1/99                                                      115,000           104,767
                             ------------------------------------------------------------------------------------------------------
                             Bakersfield, California, U.S. Government Gtd. Nts.,
                             Series A, 5.93%, 8/1/99                                                      255,000           232,311
                             ------------------------------------------------------------------------------------------------------
                             Boston, Massachusetts, U.S. Government Gtd. Nts.,
                             Series A, 5.93%, 8/1/99                                                      795,000           724,262
                             ------------------------------------------------------------------------------------------------------
                             Buena Vista Township, New Jersey, U.S. Government Gtd. Nts.,
                             Series A, 5.93%, 8/1/99                                                      270,000           245,976




                             6  Oppenheimer Investment Grade Bond Fund

                             ------------------------------------------------------------------------------------------------------

                             ------------------------------------------------------------------------------------------------------

                                                                                                       Face            Market Value
                                                                                                       Amount          See Note 1
-----------------------------------------------------------------------------------------------------------------------------------
Government Agency/
Full Faith (continued)       Buffalo, New York, U.S. Government Gtd. Nts.,
                             Series A, 5.93%, 8/1/99                                                   $  400,000      $    364,409
                             ------------------------------------------------------------------------------------------------------
                             Detroit, Michigan, U.S. Government Gtd. Nts.,
                             Series A, 5.93%, 8/1/99                                                      405,000           368,964
                             ------------------------------------------------------------------------------------------------------
                             Fajardo, Puerto Rico, U.S. Government Gtd. Nts.,
                             Series A, 8.74%, 8/1/01                                                      300,000           305,042
                             ------------------------------------------------------------------------------------------------------
                             New Haven, Connecticut, U.S. Government Gtd. Nts.,
                             Series A, 8.74%, 8/1/01                                                      400,000           406,722
                             ------------------------------------------------------------------------------------------------------
                             Roanoke, Virginia, U.S. Government Gtd. Nts.,
                             Series A, 5.93%, 8/1/99                                                      220,000           200,425
                             ------------------------------------------------------------------------------------------------------
                             Sacramento County, California Redevelopment Agency U.S. Government
                             Gtd. Nts., Series 94A, 5.93%, 8/1/99                                         240,000           218,390
                             ------------------------------------------------------------------------------------------------------
                             Tacoma, Washington, U.S. Government Gtd. Nts.,
                             Series 94A, 5.93%, 8/1/99                                                    165,000           150,319
                             ------------------------------------------------------------------------------------------------------
                             Trenton, New Jersey, U.S. Government Gtd. Nts.,
                             Series A, 5.93%, 8/1/99                                                      135,000           122,988
                             ------------------------------------------------------------------------------------------------------
                             Tujillo Alto, Puerto Rico, U.S. Government Gtd. Nts.,
                             Series A, 8.74%, 8/1/01                                                      235,000           238,949
                                                                                                                       ------------
                                                                                                                          3,749,616

-----------------------------------------------------------------------------------------------------------------------------------
Treasury--40.0%              U.S. Treasury Bonds:
                             7.125%, 2/15/23                                                            4,000,000         3,638,748
                             7.25%, 8/15/22                                                             4,900,000         4,521,778
                             7.875%, 2/15/21                                                              900,000           888,188
                             8%, 11/15/21                                                               2,000,000         2,006,874
                             ------------------------------------------------------------------------------------------------------
                             U.S. Treasury Notes:
                             6.375%, 8/15/02                                                            2,750,000         2,519,687
                             7%, 4/15/99                                                               10,700,000        10,372,312
                             7.25%, 8/15/04                                                            10,000,000         9,600,000
                             8.50%, 7/15/97                                                             6,400,000         6,504,000
                                                                                                                       ------------
                                                                                                                         40,051,587
                                                                                                                       ------------
                             Total U.S. Government Obligations (Cost $47,152,705)                                        43,801,203


Foreign Government
Obligations--0.9%            Iceland (Republic of) Nts., 6.125%, 2/1/04 (Cost $989,168)                 1,000,000           857,030


Corporate Bonds and Notes--29.0%
-----------------------------------------------------------------------------------------------------------------------------------
Basic Materials--5.5%
-----------------------------------------------------------------------------------------------------------------------------------
Chemicals--0.4%              Imcera Group, Inc., 6% Nts., 10/15/03                                        500,000           424,747
-----------------------------------------------------------------------------------------------------------------------------------
Metals--3.5%                 AMAX, Inc., 9.875% Nts., 6/13/01                                           1,000,000         1,041,957
                             ------------------------------------------------------------------------------------------------------
                             Newmont Mining Corp., 8.625% Nts., 4/1/02                                  1,000,000           985,022
                             ------------------------------------------------------------------------------------------------------
                             Teck Corp., 8.70% Debs., 5/1/02                                            1,500,000         1,479,052
                                                                                                                       ------------
                                                                                                                          3,506,031

-----------------------------------------------------------------------------------------------------------------------------------
Paper and Forest
Products--1.6%               Georgia-Pacific Corp., 9.95% Debs., 6/15/02                                1,500,000         1,600,647
-----------------------------------------------------------------------------------------------------------------------------------
Consumer Cyclicals--3.0%
-----------------------------------------------------------------------------------------------------------------------------------
Automotive--1.1%             Chrysler Corp., 10.40% Nts., 8/1/99                                        1,000,000         1,048,078
-----------------------------------------------------------------------------------------------------------------------------------
Consumer Goods and
Services--1.0%               Toro Co. (The), 11% Debs., 8/1/17                                          1,000,000         1,041,250
-----------------------------------------------------------------------------------------------------------------------------------
Media--0.9%                  News America Holdings, Inc., 7.50% Gtd. Sr. Nts., 3/1/00                   1,000,000           945,495
-----------------------------------------------------------------------------------------------------------------------------------
Consumer Non-Cyclicals--2.0%
-----------------------------------------------------------------------------------------------------------------------------------
Food--1.0%                   Wendy's International, Inc., 12.125% Debs., 4/1/95                         1,000,000         1,010,211
-----------------------------------------------------------------------------------------------------------------------------------
Healthcare--1.0%             Baxter International, Inc., 9.25% Nts., 9/15/96                            1,000,000         1,018,178




                             7  Oppenheimer Investment Grade Bond Fund

                             ------------------------------------------------------------------------------------------------------
                             Statement of Investments   (Continued)
                             ------------------------------------------------------------------------------------------------------

                                                                                                       Face            Market Value
                                                                                                       Amount          See Note 1
-----------------------------------------------------------------------------------------------------------------------------------
Energy--4.5%                 Enron Corp., 8.10% Nts., 12/15/96                                         $1,500,000      $  1,499,236
                             ------------------------------------------------------------------------------------------------------
                             Union Oil Co. of California, 8.75% Nts., 8/15/01                           1,500,000         1,517,873
                             ------------------------------------------------------------------------------------------------------
                             Union Oil Co. of California, 9.625% Gtd. Debs., 5/15/95                    1,500,000         1,513,434
                                                                                                                       ------------
                                                                                                                          4,530,543

-----------------------------------------------------------------------------------------------------------------------------------
Financial--5.9%              Ford Motor Credit Co., 9.90% Med.-Term Nts., 11/6/97                       2,000,000
2,057,252
                             ------------------------------------------------------------------------------------------------------
                             Goldman Sachs Group, LP, 6.20% Nts., 2/15/01                               1,500,000         1,312,969
                             ------------------------------------------------------------------------------------------------------
                             Leucadia National Corp., 7.75% Sr. Nts., 8/15/13                           2,000,000         1,757,329
                             ------------------------------------------------------------------------------------------------------
                             PaineWebber Group, Inc., 6.50% Nts., 11/1/05                               1,000,000           794,856
                                                                                                                       ------------
                                                                                                                          5,922,406

-----------------------------------------------------------------------------------------------------------------------------------
Industrial--3.8%
-----------------------------------------------------------------------------------------------------------------------------------
General Industrial--1.0%     Thomas & Betts Corp., 8.25% Sr. Nts., 1/15/04                              1,000,000           976,858
-----------------------------------------------------------------------------------------------------------------------------------
Transportation--2.8%         AMR Corp., 9% Debs., 8/1/12                                                1,500,000         1,353,010
                             ------------------------------------------------------------------------------------------------------
                             United Air Lines, Inc., 10.11% Equipment Trust Certificates,
                             Series 91B, 2/19/06                                                        1,449,687         1,409,815
                                                                                                                       ------------
                                                                                                                          2,762,825

-----------------------------------------------------------------------------------------------------------------------------------
Technology--3.3%
-----------------------------------------------------------------------------------------------------------------------------------
Aerospace/Defense--3.3%      McDonnell Douglas Corp., 9.25% Nts., 4/1/02                                2,750,000
2,812,540
                             ------------------------------------------------------------------------------------------------------
                             Textron, Inc., 9.55% Med.-Term Nts., 3/19/01                                 500,000           525,255
                                                                                                                       ------------
                                                                                                                          3,337,795

-----------------------------------------------------------------------------------------------------------------------------------
Utilities--1.0%              Tenaga Nasional Berhad, 7.875% Nts., 6/15/04(2)                            1,000,000           951,846
                                                                                                                       ------------
                             Total Corporate Bonds and Notes (Cost $30,473,758)                                          29,076,910

                                                                                                       Shares

Common Stocks--0.0%
-----------------------------------------------------------------------------------------------------------------------------------
Consumer Non-Cyclicals--0.0%
-----------------------------------------------------------------------------------------------------------------------------------
Food Processing--0.0%        Doskocil Cos., Inc. (Cost $0)                                                  1,761            13,208
-----------------------------------------------------------------------------------------------------------------------------------
Total Investments, at Value (Cost $114,904,658)                                                             109.0%      109,061,109
-----------------------------------------------------------------------------------------------------------------------------------
Liabilities in Excess of Other Assets                                                                        (9.0)       (8,970,361)
                                                                                                       ----------      ------------
Net Assets                                                                                                  100.0%     $100,090,748
                                                                                                       ==========
============

                             1. Interest rate resets monthly, inversely related to LIBOR. Interest-Only Strips represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These securities are subject to the risk of accelerated principal paydowns as interest rates decline. The principal amount represents the notional amount on which current interest is calculated.
                             2. Restricted security--See Note 6 of Notes to Financial Statements.

                             See accompanying Notes to Financial Statements.


                              8  Oppenheimer Investment Grade Bond Fund

                             ------------------------------------------------------------------------------------------------------
                             Statement of Assets and Liabilities   December 31, 1994
                             ------------------------------------------------------------------------------------------------------


Assets                       Investments, at value (cost $114,904,658)--see accompanying statement                    $109,061,109
                             ------------------------------------------------------------------------------------------------------
                             Receivables:
                             Interest and principal paydowns                                                             1,694,107
                             Shares of beneficial interest sold                                                            202,489
                             ------------------------------------------------------------------------------------------------------
                             Other                                                                                          55,797
                                                                                                                      ------------
                             Total assets                                                                              111,013,502


Liabilities                  Bank overdraft                                                                                 57,356
                             ------------------------------------------------------------------------------------------------------
                             Payables and other liabilities:
                             Investments purchased                                                                       9,823,047
                             Dividends                                                                                     646,989
                             Shares of beneficial interest redeemed                                                        258,588
                             Distribution and service plan fees--Note 4                                                     65,541
                             Deferred trustee fees--Note 5                                                                  18,086
                             Other                                                                                          53,147
                                                                                                                      ------------
                             Total liabilities                                                                          10,922,754


Net Assets                                                                                                            $100,090,748
                                                                                                                      ============


Composition of
Net Assets                   Paid-in capital                                                                          $110,009,506
                             ------------------------------------------------------------------------------------------------------
                             Undistributed (overdistributed) net investment income                                        (204,894)
                             ------------------------------------------------------------------------------------------------------
                             Accumulated net realized gain (loss) from investment transactions                          (3,870,315
                             ------------------------------------------------------------------------------------------------------
                             Net unrealized appreciation (depreciation) on investments--Note 3                          (5,843,549)
                                                                                                                     -------------
                             Net assets                                                                               $100,090,748
                                                                                                                     =============


Net Asset Value
Per Share                    Class A Shares:
                             Net  asset  value  and  redemption  price  per  share  (based  on net  assets of
                             $96,639,607 and 9,653,273 shares of beneficial interest outstanding)                           $10.01
                             Maximum  offering price per share (net asset value plus sales charge of 4.75% of
                             offering price)                                                                                $10.51
                             ------------------------------------------------------------------------------------------------------
                             Class B Shares:
                             Net asset value,  redemption  price and  offering  price per share (based on net
                             assets of $3,451,141 and 344,660  shares of beneficial  interest  outstanding)                 $10.01


                             See accompanying Notes to Financial Statements.


                             9  Oppenheimer Investment Grade Bond Fund

                             ------------------------------------------------------------------------------------------------------
                             Statement of Operations   For the Year Ended December 31, 1994
                             ------------------------------------------------------------------------------------------------------


Investment Income            Interest                                                                                  $ 7,667,379

Expenses                     Management fees--Note 4                                                                       522,205
                             ------------------------------------------------------------------------------------------------------
                             Distribution and service plan fees:
                             Class A--Note 4                                                                               247,136
                             Class B--Note 4                                                                                26,383
                             ------------------------------------------------------------------------------------------------------
                             Transfer and shareholder servicing agent fees--Note 4                                         184,806
                             ------------------------------------------------------------------------------------------------------
                             Shareholder reports                                                                            80,889
                             ------------------------------------------------------------------------------------------------------
                             Legal and auditing fees                                                                        13,761
                             ------------------------------------------------------------------------------------------------------
                             Trustees' fees and expenses                                                                    12,864
                             ------------------------------------------------------------------------------------------------------
                             Custodian fees and expenses                                                                    12,743
                             ------------------------------------------------------------------------------------------------------
                             Registration and filing fees:
                             Class A                                                                                           162
                             Class B                                                                                           603
                             ------------------------------------------------------------------------------------------------------
                             Other                                                                                          28,219
                                                                                                                       -----------
                             Total expenses                                                                              1,129,771


Net Investment Income (Loss)                                                                                             6,537,608


Realized and Unrealized Gain
(Loss) on Investments        Net realized gain (loss) on investments                                                    (2,274,518)
                             ------------------------------------------------------------------------------------------------------
                             Net change in unrealized appreciation or depreciation on investments                       (8,559,673)
                                                                                                                       -----------
                             Net realized and unrealized gain (loss) on investments                                    (10,834,191)


Net Increase (Decrease) in Net Assets Resulting From Operations                                                        $(4,296,583)
                                                                                                                       ===========


                             See accompanying Notes to Financial Statements.


                             10  Oppenheimer Investment Grade Bond Fund

                             ------------------------------------------------------------------------------------------------------
                             Statements of Changes in Net Assets
                             ------------------------------------------------------------------------------------------------------

                                                                                                       Year Ended December 31,
                                                                                                       1994            1993

Operations                   Net investment income (loss)                                              $6,537,608      $  6,955,080
                             ------------------------------------------------------------------------------------------------------
                             Net realized gain (loss) on investments                                   (2,274,518)        3,772,429
                             ------------------------------------------------------------------------------------------------------
                             Net change in unrealized appreciation or depreciation on investments      (8,559,673)           22,233
                                                                                                      ------------     ------------
                             Net increase (decrease) in net assets resulting from operations           (4,296,583)       10,749,742


Dividends and Distributions
To Shareholders              Dividends from net investment income:
                             Class A ($.6539 and $.707 per share, respectively)                        (6,381,575)       (7,067,709)
                             Class B ($.5754 and $.42 per share, respectively)                           (156,032)          (33,652)
                             ------------------------------------------------------------------------------------------------------
                             Dividends in excess of net investment income:
                             Class A ($.0306 per share)                                                  (298,880)             --
                             Class B ($.027 per share)                                                     (7,308)             --


Beneficial Interest
Transactions                 Net increase (decrease) in net assets resulting from
                             Class A beneficial interest transactions--Note 2                          (3,255,547)          802,199
                             ------------------------------------------------------------------------------------------------------
                             Net increase (decrease) in net assets resulting from
                             Class B beneficial interest transactions--Note 2                           1,918,288         1,828,205


Net Assets                   Total increase (decrease)                                                 (12,477,637)       6,278,785
                             ------------------------------------------------------------------------------------------------------
                             Beginning of period                                                       112,568,385      106,289,600
                                                                                                      ------------     ------------
                             End of period (including overdistributed net investment
                             income of $204,894 and $56,074, respectively)                            $100,090,748     $112,568,385
                                                                                                 ============ ============



                             See accompanying Notes to Financial Statements.


                             11  Oppenheimer Investment Grade Bond Fund

                                -----------------------------------------------------------------------------------
                                Financial Highlights
                                -----------------------------------------------------------------------------------
                                Class A
                                -----------------------------------------------------------------------------------
                                                                                                             Eleven
                                                                                                             Months
                                                                                                             Ended
                                Year Ended December 31,                                                      Dec. 31,
                                1994         1993         1992         1991(3)     1990         1989         1988(2)

Per Share Operating Data:
Net asset value, beginning
of period                       $11.12       $10.74       $10.80       $ 9.86      $10.29       $10.12       $10.55
-------------------------------------------------------------------------------------------------------------------
Income (loss) from
investment operations:
Net investment income              .65          .69          .75          .82         .88(4)       .92          .93
Net realized and
unrealized gain (loss)
on investments                   (1.08)         .40         (.05)         .90        (.43)         .19         (.36)
                               -------      -------      -------      -------      ------      -------      -------
Total income (loss) from
investment operations             (.43)        1.09          .70         1.72         .45         1.11          .57
-------------------------------------------------------------------------------------------------------------------
Dividends to shareholders:
Dividends from net
investment income                 (.65)        (.71)        (.76)        (.78)       (.88)        (.94)       (1.00)
Dividends in excess of net
investment income                 (.03)        --           --           --          --           --           --
                               -------      -------      -------      -------      ------      -------      -------
Total dividends to
shareholders                      (.68)        (.71)        (.76)        (.78)       (.88)        (.94)       (1.00)
-------------------------------------------------------------------------------------------------------------------
Net asset value,
end of period                  $ 10.01      $ 11.12      $ 10.74      $ 10.80      $ 9.86      $ 10.29      $ 10.12
    =======    =======    =======      =======      ======     =======     =======


Total Return, at Net
Asset Value(5)                   (3.87)%      10.30%        6.77%       18.28%       4.74%       11.31%        4.48%


Ratios/Supplemental Data:
Net assets, end of period
(in thousands)                 $96,640     $110,759     $106,290      $90,623     $87,021      $96,380     $102,293
-------------------------------------------------------------------------------------------------------------------
Average net assets
(in thousands)                $102,168     $111,702     $ 98,672      $86,471    $ 90,065     $100,891     $111,264
-------------------------------------------------------------------------------------------------------------------
Number of shares
outstanding at end of
period (in thousands)            9,653        9,963        9,899        8,390       8,829        9,369       10,108
-------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income             6.25%        6.20%        7.00%        8.02%       8.85%        8.85%        8.75%
Expenses                          1.06%        1.06%        1.10%        1.23%       1.24%(4)     1.14%        1.05%
-------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate(7)       70.3%       110.1%       116.4%        97.1%       80.4%        41.3%        45.0%

                                ------------------------------------------------------------------------
                                Financial Highlights (continued)
                                ------------------------------------------------------------------------
                                Class A (continued)                                             Class B
                                --------------------------------------------------------------  --------
                                                                                   Year         Period
                                                                                   Ended        Ended
                               Year Ended January 31,                              Dec. 31,     Dec. 31,
                               1988(2)       1987(2)     1986(2)      1985(2)      1994         1993(1)

Per Share Operating Data:
Net asset value, beginning
of period                      $ 11.30      $ 11.16      $ 10.91      $ 11.00      $ 11.11      $ 11.10
-------------------------------------------------------------------------------------------------------
Income (loss) from
investment operations:
Net investment income             1.09         1.16         1.22         1.27          .58          .40
Net realized and
unrealized gain (loss)
on investments                    (.55)         .22          .35         (.04)       (1.08)         .03
                               -------      -------      -------      -------      -------      -------
Total income (loss) from
investment operations              .54         1.38         1.57         1.23         (.50)         .43
-------------------------------------------------------------------------------------------------------
Dividends to shareholders:
Dividends from net
investment income                (1.29)       (1.24)       (1.32)       (1.32)        (.57)        (.42)
Dividends in excess of net
investment income                 --           --           --           --           (.03)        --
                               -------      -------      -------      -------      -------      -------
Total dividends to
shareholders                     (1.29)       (1.24)       (1.32)       (1.32)        (.60)        (.42)
-------------------------------------------------------------------------------------------------------
Net asset value,
end of period                  $ 10.55      $ 11.30      $ 11.16      $ 10.91      $ 10.01      $ 11.11
                               =======      =======      =======      =======      =======
=======


Total Return, at Net
Asset Value(5)                  N/A          N/A          N/A          N/A           (4.53)%       3.91%


Ratios/Supplemental Data:
Net assets, end of period
(in thousands)                $118,568     $125,513     $121,979     $117,293       $3,451       $1,809
-------------------------------------------------------------------------------------------------------
Average net assets
(in thousands)                $118,724     $123,045     $118,253     $111,235       $2,747       $  922
-------------------------------------------------------------------------------------------------------
Number of shares
outstanding at end of
period (in thousands)           11,234       11,103       10,930       10,751          345          163
-------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income            10.28%       10.45%       11.26%       12.21%        5.53%        4.80%(6)
Expenses                           .98%         .93%         .97%        1.01%        1.78%        1.90%(6)
-------------------------------------------------------------------------------------------------------
Portfolio turnover rate(7)       19.5%        59.8%        36.5%        76.7%        70.3%       110.1%

                              1. For the period from May 1, 1993 (inception of offering) to December 31, 1993.

                              2. Operating results prior to April 15, 1988 were achieved by the Fund's predecessor corporation as a closed-end fund under different investment objectives and policies. Such results are thus not necessarily representative of operating results the Fund may achieve under its current investment objectives and policies.

                              3. On March 28, 1991, Oppenheimer Management Corporation became the investment advisor to the
Fund.

                              4. Net investment income would have been $.87 absent the voluntary expense limitation, resulting in an expense ratio of 1.26%.

                              5. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period.
                              Sales charges are not reflected in the total returns.

                              6. Annualized.

                              7. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the year ended December 31, 1994 were $67,852,873 and $67,362,839, respectively.

                              See accompanying Notes to Financial Statements.

                              12 Oppenheimer Investment Grade Bond Fund

                              -----------------------------------------------------------------------------------------------------
                              Notes to Financial Statements
                              -----------------------------------------------------------------------------------------------------

1. Significant
Accounting Policies           Oppenheimer Investment Grade Bond Fund (the Fund) is a separate fund of Oppenheimer Integrity
Funds,
                              a diversified, open-end management investment company registered under the Investment Company Act of
                              1940, as amended. The Fund's investment advisor is Oppenheimer Management Corporation (the
Manager).
                              The Fund offers both Class A and Class B shares. Class A shares are sold with a front-end sales charge. Class B shares may be subject to a contingent deferred sales charge. Both classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own distribution and/or service plan, expenses directly attributable to a particular class and exclusive voting rights with respect to matters affecting a single class. Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.
                              -----------------------------------------------------------------------------------------------------
                              Investment Valuation. Portfolio securities are valued at 4:00 p.m. (New York time) on each trading day. Long-term debt securities are valued by a portfolio pricing service approved by the Board of
                              Trustees. Long-term debt securities which cannot be valued by the approved portfolio pricing service are valued using dealer-supplied valuations provided the Manager is satisfied that the firm rendering the quotes is reliable and that the quotes reflect current market value, or under consistently applied procedures established by the Board of Trustees to determine fair value in good faith.
                              Short-term debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Forward foreign currency contracts are valued at the closing price on the London foreign exchange market on
a
                              daily basis. Options are valued based upon the last sale price on the principal exchange on which the option is traded or, in the absence of any transactions that day, the value is based upon the last sale on the prior trading date if it is within the spread between the closing bid and asked prices.
                              If the last sale price is outside the spread, the closing bid or asked price closest to the last reported sale price is used.
                              -----------------------------------------------------------------------------------------------------
                              Allocation of Income, Expenses and Gains and Losses. Income, expenses (other than those attributable to a specific class) and gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.
                              -----------------------------------------------------------------------------------------------------
                              Federal Income Taxes. The Fund intends to continue to comply with provisions of the Internal Revenue
                              Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders.
                              Therefore, no federal income tax provision is required. At December 31, 1994, the Fund had available for federal income tax purposes an unused capital loss carryover of approximately $3,738,000,
                              $442,000 of which will expire in 1997, $958,000 in 1998 and $2,338,000 in 2002.
                              -----------------------------------------------------------------------------------------------------
                              Distributions to Shareholders. The Fund intends to declare dividends separately for Class A and Class
                              B shares from net investment income each day the New York Stock Exchange is open for business and pay
                              such dividends monthly. Distributions from net realized gains on investments, if any, will be declared at least once each year.
                              -----------------------------------------------------------------------------------------------------
                              Change in Accounting for Distributions to Shareholders. Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes primarily because of paydown gains and losses. The character of the distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gain (loss) was recorded by the Fund. Effective January 1,
                              1994, the Fund adopted Statement of Position 93-2: Determination, Disclosure, and Financial Statement
                              Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies.
As
                              a result, the Fund changed the classification of distributions to shareholders to better disclose the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, subsequent to December 31, 1993, amounts have been reclassified to reflect a decrease in paid-in capital of $29,803, an increase in undistributed net investment income of $42,134, and an increase in undistributed capital loss on investments of $12,331. During the year ended December 31, 1994, in accordance with Statement of Position 93-2, undistributed net investment income was increased by $115,233 and undistributed capital loss on investments was increased by the same amount.



                              13 Oppenheimer Investment Grade Bond Fund

                              -----------------------------------------------------------------------------------------------------
                              Notes to Financial Statements (Continued)
                              -----------------------------------------------------------------------------------------------------


1. Significant
Accounting Policies
(continued)                   Other. Investment transactions are accounted for on the date the investments are purchased or sold
                              (trade date). Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.


2. Shares of
Beneficial Interest           The Fund has authorized an unlimited number of no par value shares of beneficial interest of each class. Transactions in shares of beneficial interest were as follows:
                                                          Year Ended December 31, 1994            Year Ended December 31, 1993(1)
                                                          ----------------------------            ---------------------------------
                                                          Shares           Amount                 Shares           Amount
                              -----------------------------------------------------------------------------------------------------
                              Class A:
                              Sold                         1,071,379       $ 11,256,317            2,953,788       $ 33,325,053
                              Dividends reinvested           323,100          3,353,309              259,953          2,897,712
                              Redeemed                    (1,704,508)       (17,865,173)          (3,149,098)       (35,420,566)
                                                           ---------       ------------            ---------       ------------
                              Net increase (decrease)       (310,029)      $ (3,255,547)              64,643       $    802,199
                                                           =========       ============            =========
     ============
                              -----------------------------------------------------------------------------------------------------
                              Class B:
                              Sold                           293,817       $  3,089,618              195,606       $  2,198,191
                              Dividends reinvested            11,974            123,504                2,293             25,726
                              Redeemed                      (123,969)        (1,294,834)             (35,061)          (395,712)
                                                           ---------       ------------            ---------       ------------
                              Net increase                   181,822       $  1,918,288              162,838       $  1,828,205
                                                           =========       ============            =========
     ============

                              1. For the year ended December 31, 1993 for Class A shares and for the period from May 1, 1993
                              (inception of offering) to December 31, 1993 for Class B shares.


3. Unrealized Gains and
Losses on Investments         At December 31, 1994, net unrealized depreciation on investments of $5,843,549 was composed of gross
                              appreciation of $404,576, and gross depreciation of $6,248,125.


4. Management Fees
And Other Transactions
With Affiliates               Management fees paid to the Manager were in accordance with the investment advisory agreement with
                              the Fund which provides for an annual fee of .50% on the first $100 million of net assets with a reduction of .05% on each $200 million thereafter, to .35% on net assets in excess of $500 million.
                              The Manager has agreed to reimburse the Fund if aggregate expenses (with specified exceptions) exceed the most stringent applicable regulatory limit on Fund expenses.

                                   For the year ended December 31, 1994, commissions (sales charges paid by investors) on sales of
                              Class A shares totaled $143,088, of which $67,090 was retained by Oppenheimer Funds Distributor,
Inc.
                              (OFDI), a subsidiary of the Manager, as general distributor, and by an affiliated broker/dealer.
                              During the year ended December 31, 1994, OFDI received contingent deferred sales charges of $8,916 upon redemption of Class B shares, as reimbursement for sales commissions advanced by OFDI at the time of sale of such shares.

                                   Oppenheimer Shareholder Services (OSS), a division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OSS's total costs of providing such services are allocated ratably to these companies.

                                   Under separate approved plans, each class may expend up to .25% of its net assets annually to reimburse OFDI for costs incurred in connection with the personal service and maintenance of accounts that hold shares of the Fund, including amounts paid to brokers, dealers, banks and other institutions. In addition, Class B shares are subject to an asset-based sales charge of .75% of net assets annually, to reimburse OFDI for sales commissions paid from its own resources at the time of sale and associated financing costs. In the event of termination or discontinuance of the Class B plan, the Board of Trustees may allow the Fund to continue payment of the asset-based sales charge to
                              OFDI for distribution expenses incurred on Class B shares sold prior to termination or discontinuance of the plan. During the year ended December 31, 1994, OFDI paid $154,100 to an affiliated broker/dealer as reimbursement for Class A personal service and maintenance expenses and retained
                              $27,341 as reimbursement for Class B sales commissions and service fee advances, as well as financing costs.


                              14 Oppenheimer Investment Grade Bond Fund


5. Deferred Trustee
Compensation                  A former trustee elected to defer receipt of fees earned. These deferred fees earn interest at a rate determined by the current Board of Trustees at the beginning of each calendar year, compounded each quarter-end. As of December 31, 1994, the Fund was incurring interest at a rate of 5.22% per annum.
                              Deferred fees are payable in annual installments, with accrued interest, each April 1 through 1995.


6. Restricted
Securities                    The Fund owns securities purchased in private placement transactions, without registration under the
                              Securities Act of 1933 (the Act). The securities are valued under methods approved by the Board of
                              Trustees as reflecting fair value. The Fund intends to invest no more than 10% of its net assets
                              (determined at the time of purchase) in restricted and illiquid securities, excluding securities eligible for resale pursuant to rule 144A of the Act that are determined to be liquid by the Board of
                              Trustees or by the Manager under Board-approved guidelines.

                                                                                                                Valuation Per Unit
                              Security                                      Acquisition Date    Cost Per Unit   of December 31, 1994
                              -----------------------------------------------------------------------------------------------------

                              Tenaga Nasional Berhad 7.875% Nts., 6/15/04(1)            9/27/94        $96.79                $95.18

                              1. Transferable under Rule 144A of the Act.


Appendix A: Description of Securities Ratings

Description of Standard & Poor's Corporation ("Standard & Poor's") and Moody's Investors Service, Inc. ("Moody's") commercial paper, note and bond ratings:

Commercial Paper Ratings

Standard & Poor's commercial paper ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. The "A-l" and "A-2" categories are described as follows:

"A" - Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designations 1, 2, and 3 to indicate the relative degree of safety.

"A-l" - This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics will be noted with a plus (+) sign designation.

"A-2" - Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as high as for issues designated "A-l."

Moody's employs three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers. The two highest designations are as follows:

Issuers (or supporting institutions) rated Prime-1 (or P-1) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will normally be evidenced by many of the following characteristics:

        -   Leading market positions in well-established industries.

        -   High rates of return on funds employed.

        - Conservative capitalization structure with moderate reliance on debt and ample asset protection.

        - Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

        - Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers (or supporting institutions) rated Prime-2 (or P-2) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Standard & Poor's ratings for Municipal Notes due in three years or less are:

        SP-1:            Very strong or strong capacity to pay principal and
                  interest.  Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

        SP-2:            Satisfactory capacity to pay principal and interest.

Bond Ratings

Standard & Poor's describes its ratings for corporate bonds as follows:

AAA: Debt rated "AAA" has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

AA: Debt rated "AA" has a very strong capacity to pay interest and repay principal and differ from the higher rated issues only in a small degree.

A: Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB: Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds rated "A."

BB, B, CCC, CC:

        Bonds rated "BB," "B," "CCC" and "CC" are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. "BB" indicates the lowest degree of speculation and "CC" the highest degree. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

C, D:

        Bonds on which no interest is being paid are rated "C." Bonds rated "D" are in default and payment of interest and/or repayment of principal is in arrears.

The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Moody's describes its corporate bond ratings as follows:

Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

A: Bonds which are rated A possess many favorable investment attributes and may be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa: Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba: Bonds rated "Ba" are judged to have speculative elements; their future cannot be considered well-assured. Often the protection of interest and principal payments may be very moderate and not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds rated "B" generally lack characteristics of desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds rated "Caa" are of poor standing and may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds rated "Ca" represent obligations which are speculative in a high degree and are often in default or have other marked shortcomings.

C: Bonds rated "C" can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody's applies numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                                          Appendix B:  Industry Classifications


Aerospace/Defense
Air Transportation
Auto Parts Distribution
Automotive
Bank Holding Companies
Banks
Beverages
Broadcasting
Broker-Dealers
Building Materials
Cable Television
Chemicals
Commercial Finance
Computer Hardware
Computer Software
Conglomerates
Consumer Finance
Containers
Convenience Stores
Department Stores
Diversified Financial
Diversified Media
Drug Stores
Drug Wholesalers
Durable Household Goods
Education
Electric Utilities
Electrical Equipment
Electronics
Energy Services & Producers
Entertainment/Film
Environmental
Food
Gas Transmission
Gas Utilities
Gold
Health Care/Drugs
Health Care/Supplies & Services
Homebuilders/Real Estate
Hotel/Gaming
Industrial Services
Insurance
Leasing & Factoring
Leisure
Manufacturing
Metals/Mining
Nondurable Household Goods
Oil - Integrated
Paper
Publishing/Printing
Railroads
Restaurants
Savings & Loans
Shipping
Special Purpose Financial
Specialty Retailing
Steel
Supermarkets
Telecommunications - Technology
Telephone - Utility
Textile/Apparel
Tobacco
Toys
Trucking

Investment Adviser
Oppenheimer Management Corporation
Two World Trade Center
New York, New York 10048-0203

Distributor
Oppenheimer Funds Distributor, Inc.
Two World Trade Center
New York, New York 10048-0203

Transfer and Shareholder Servicing Agent
Oppenheimer Shareholder Services
P.O. Box 5270
Denver, Colorado 80217
1-800-525-7048

Custodian of Portfolio Securities
The Bank of New York
One Wall Street
New York, New York 10015

Independent Auditors
Deloitte & Touche LLP
1560 Broadway
Denver, Colorado 80202

Legal Counsel
Myer, Swanson, Adams & Wolf, P.C.
1600 Broadway
Denver, Colorado 80202-4918

OPPENHEIMER BOND FUND
Annual Report December 31, 1995



[photo]



[logo] OppenheimerFunds-r-

YIELD
STANDARDIZED YIELD
For the 30 Days Ended 12/31/95 (3)
Class A
6.14%
Class B
5.69%
Class C
5.70%

This Fund is for people who want solid INCOME.

HOW YOUR FUND IS MANAGED
Oppenheimer Bond Fund's portfolio is made up primarily of corporate bonds and government securities.

Of these investments, corporate bonds often offer higher yields, but can come in all different levels of quality. That's why your Fund's manager is careful to allocate assets to seek high yields with less risk, thereby offering the potential for high current income.

PERFORMANCE

Total return at net asset value for the 12 months ended 12/31/95 was 16.94% for Class A shares and 16.06% for Class B shares. (1) Your Fund's average annual total returns at maximum offering price for Class A shares for the 1- and 5- year periods ended 12/31/95 and since inception of the Class on 4/15/88 were 11.38%, 8.33% and 8.05%, respectively. For Class B shares, average annual total returns for the 1-year period ended 12/31/95 and since inception of the Class on 5/1/93 were 11.06% and 4.40%, respectively.

(2) OUTLOOK

"Our outlook is good. We expect a continuation of the current soft landing scenario -- a period of slow but steady growth with low inflation, which should be a good environment for both stocks and bonds. In this type of a market, we expect to see low interest rate volatility."

David Rosenberg and David Negri
Portfolio Managers
December 31, 1995


Total returns include change in share price and reinvestment of dividends and capital gains distributions. Past performance does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. For more complete information, please review the prospectus carefully before you invest.

1. Based on the change in net asset value per share for the period shown, without deducting any sales changes. Such performance would have been lower if sales charges were taken into account.

2. Class A returns show results of hypothetical investments on 12/31/94, 12/31/90 and 4/15/88 (since inception), after deducting the current maximum initial sales charge of 4.75%. The Fund's maximum sales charge rate for Class A shares was lower during a portion of some of the periods shown, and actual investment results will be different as a result of the change. Class B returns show results of hypothetical investments on 12/31/94 and 5/1/93 (inception of class), and the deduction of the applicable contingent deferred sales charge of 5% (1-year) and 3% (since inception). Class C cumulative total return since inception (7/11/95) was 2.76%. An explanation of the different performance calculations is in the Fund's prospectus.

3. Standardized yield is net investment income calculated on a yield-to-maturity basis for the 30-day period ended 12/31/95, divided by the maximum offering price at the end of the period, compounded semiannually and then annualized.

Falling net asset values will tend to artificially raise yields.

 2  Oppenheimer Bond Fund

[photo]
James C. Swain
Chairman
Oppenheimer Bond Fund

[photo]
Bridget A. Macaskill
President
Oppenheimer Bond Fund


Dear OppenheimerFunds Shareholder,

The bond market amply rewarded patient investors in 1995.

One year ago, many fixed-income investors had negative returns, as a surging economy pushed interest rates higher and bond prices lower. But a vigilant Federal Reserve Board helped slow the economy down by early 1995, lowering the fear of inflation. And by the summer, after a quarter in which GDP growth was just 1.3%, the Fed began to lower short-term interest rates.

In the Fall, a balanced federal budget was on the front burner in Washington, suggesting to foreign investors that the U.S. was finally addressing its debt burden, which helped stabilize the U.S. dollar, making U.S. fixed-income investments more attractive to international investors. Throughout 1995, inflation and economic growth came in at less than 3%.
As a result, the yield on the benchmark 30-year U.S. Treasury bond fell to 6% from nearly 8% the year before. And patient investors saw the value of their higher paying bonds appreciate substantially. In 1995, while the stock market was up 35%, bonds rose as much as 20%, depending on the type of security. Overall, the best performing sector of the bond market was the 30-year U.S. Treasury bond. This is because when interest rates are falling, bonds with the longest maturities appreciate the most in price. Another excellent performing sector in 1995 was high quality corporate bonds. Although a slowing economy often raises credit worries about Corporate America, the continuation of strong corporate profits offset these concerns.

After having such a good year, where does the bond market go from here? Unlike stocks, which have infinite upside potential, bonds have a constraint. For bonds to do well, interest rates must remain steady or continue to fall. And when interest rates are low already, there is only so far they can decline. But if low inflation can be maintained and if a budget accord is reached, a positive environment cancontinue to exist.

We believe that the general long-term trend for the U.S. economy is slow growth and low inflation. Moving into 1996, we're looking for even slower growth than we saw in 1995, which should be an excellent environment for bond investors.

Your portfolio manager discusses the outlook for your Fund in light of these broad issues on the following pages.

Thank you for your confidence in OppenheimerFunds, and we look forward to helping you reach your investment goals in the future.

/s/  James C. Swain
--------------------
James C. Swain

/s/  Bridget A. Macaskill
-------------------------
Bridget A. Macaskill



January 22, 1996

3  Oppenheimer Bond Fund

Q + A

[photo][photo]

Q What helped overall performance?

An interview with your Fund's managers.

HOW HAS THE FUND PERFORMED OVER THE PERIOD?

The Fund's total return has been very good. The combination of declining interest rates and low inflation led to an exceptionally strong rally in the bond market over the past year, which we've benefited from along with other bond funds. Additionally, our new strategic investment approach during an already strong market has also helped the overall performance of the Fund.

WHAT INVESTMENTS MADE A POSITIVE CONTRIBUTION TO PERFORMANCE?

This year's declines in interest rates led to a very strong rally in Treasuries. So, especially in the first half, the Fund's holdings there paid off. Since July, however, we've reduced our Treasury allocation to slowly rework our assets toward our new diversification strategy of emphasizing investments in different categories of U.S. government and corporate bonds. This new strategy allows us to pursue good income-producing investments while being diversified to help reduce risk.

Over the course of the year, the Fund's performance was also helped by our corporate bond holdings, many of which reacted favorably to the successes of their underlying companies.

WERE THERE ANY INVESTMENTS THAT DIDN'T PERFORM AS WELL AS EXPECTED?

The mortgage-backed sector, an area which we still believe has great long-term potential, performed relatively poorly over the period. This was primarily due to investors' fears that lower rates would mean an increase in mortgage prepayments.

WHAT AREAS ARE YOU CURRENTLY TARGETING?

Our strategy over recent months has been to invest primarily in the U.S. to get a broad base

[photo]

 4  Oppenheimer Bond Fund

FACING PAGE
Top left:  David Negri, Portfolio Manager, with Mark Frank,
Member of Fixed Income Investments Team

Top right:  David Rosenberg, Portfolio Manager

Bottom left:  Len Darling, Executive VP, Director of Fixed Income
Investments

THIS PAGE
Top:  David Negri and Mark Frank

Bottom:  David Rosenberg with Leslie Falconio and Gina Palmieri,
Members of Fixed Income Investment Team

[photo]

A Our new strategic investment approach.

of the U.S. market. Thus, we've broadened our investment categories to include new assets that can help us target the best opportunities in the market. Our aim is to achieve the following goals -- to provide higher yield and higher total return potential, to have more flexibility so we can take advantage of a broad range of investment opportunities, and to decrease volatility by increasing diversification across asset classes.

One of the areas we've added to is the corporate sector. With an expectation for continued slower growth in the economy, we're underweighting utilities and cyclicals such as mining and metals companies. We are currently in favor of companies that can expect to experience earnings growth in excess of the growth rate of the economy -- such as cable, telecommunications, broadcasting, and media firms.

We've also added an allocation to non-agency mortgage-backed securities, which are mortgage loans underwritten by banks rather than by the government. Non-agency mortgages, though having a higher risk of issuer default, have an advantage in that they tend to offer higher yields than government agency mortgages. Because prepayment risk decreases when interest rates increase, investors often favor mortgage-backed securities over other types of bonds in increasing rate environments. Thus, adding to mortgage holdings helps to lower interest rate risk and the overall volatility of the portfolio.

WHAT IS YOUR OUTLOOK FOR THE FUND?
Our outlook is good. We expect a continuation of the current soft landing scenario -- a period of slow but steady economic growth with low inflation, which should be a good environment for both stocks and bonds. In this type of a market, we expect to see low interest rate volatility.

In terms of the Treasury market, where we've seen the best performance over the past year, we believe most of the gains have already been experienced. With expectations for limited further appreciation in Treasuries, our new diversification strategy has come at a good time. As the coming year unfolds, we expect our reconfigured portfolio to perform well in terms of both yield and return.

[photo]

 5  Oppenheimer Bond Fund

      ------------------------------------------------------------------------------------------------------------------------------
      STATEMENT OF INVESTMENTS December 31, 1995

                                                                                                FACE                   MARKET VALUE
                                                                                                AMOUNT(1)              SEE NOTE 1
==========================================================
==========================================================
================
CERTIFICATES OF DEPOSIT - 0.1%
------------------------------------------------------------------------------------------------------------------------------------
       Citibank CD, 13%, 5/6/96(2)CLP                                                           $ 49,956,445           $    122,853
       -----------------------------------------------------------------------------------------------------------------------------
       Indonesia (Republic of) Bank Negara CD, Zero Coupon,
       15.914%, 6/17/96(2)(3)IDR                                                                 500,000,000                201,253
                                                                                                                       -------------
       Total Certificates of Deposit (Cost $337,372)                                                                        324,106
==========================================================
==========================================================
================
ASSET-BACKED SECURITIES - 2.2%
------------------------------------------------------------------------------------------------------------------------------------
AUTO LOAN - 2.2%
       -----------------------------------------------------------------------------------------------------------------------------
       Daimler-Benz Vehicle Trust, Series 1994-A, Cl. A, 5.95%,
       12/15/00                                                                                      440,645                441,373
       -----------------------------------------------------------------------------------------------------------------------------
       Ford Credit Grantor Trust, Series 1994-B, Cl. A, 7.30%,
       10/15/99                                                                                      959,109                977,390
       -----------------------------------------------------------------------------------------------------------------------------
       General Motors Acceptance Corp., Grantor Trust, Series
       1992-E, Cl. A, 4.75%, 8/15/97                                                                 192,999                192,154
       -----------------------------------------------------------------------------------------------------------------------------
       Nissan Auto Receivables Grantor Trust, Series 1994-A,
       Cl. A, 6.45%, 9/15/99                                                                       1,289,223              1,300,091
       -----------------------------------------------------------------------------------------------------------------------------
       World Omni Automobile Lease Securitization Trust,
       Series 1994-A, Cl. A, 6.45%, 9/25/00                                                        1,705,242              1,716,958
                                                                                                                       -------------
       Total Asset-Backed Securities (Cost $4,581,131)                                                                    4,627,966
==========================================================
==========================================================
================
MORTGAGE-BACKED OBLIGATIONS - 29.6%
------------------------------------------------------------------------------------------------------------------------------------
GOVERNMENT AGENCY - 22.7%
------------------------------------------------------------------------------------------------------------------------------------
FHLMC/FNMA/SPONSORED - 12.7%
        ----------------------------------------------------------------------------------------------------------------------------
       Federal Home Loan Mortgage Corp.:
       Certificates of Participation, 9%, 3/1/17                                                     684,842                727,563
       Certificates of Participation, Series 17-039, 13.50%,
       11/1/10                                                                                        75,372                 89,209
       Certificates of Participation, Series 17-094, 12.50%,
       4/1/14                                                                                         40,781                 47,205
       Collateralized Mtg. Obligation Gtd. Multiclass Certificates
       of Participation, Series 1322, Cl. G, 7.50%, 2/15/07                                        2,000,000              2,088,740
       Collateralized Mtg. Obligations, Series 1548, Cl. C, 7%,
       4/15/21                                                                                     4,000,000              4,022,480
       Multiclass Gtd. Mtg. Participation Certificates, Series
       1460, Cl. H, 7%, 5/15/07                                                                    1,500,000              1,554,375
        ----------------------------------------------------------------------------------------------------------------------------
       Federal National Mortgage Assn.:
       11%, 7/1/16                                                                                 6,832,876              7,751,045
       Gtd. Mtg. Pass-Through Certificates, 8%, 8/1/17                                               884,543                920,624
       Gtd. Real Estate Mtg. Investment Conduit Pass-Through
       Certificates, Series 1993-175, Cl. PL, 5%, 10/25/02                                         2,000,000              1,980,000
       Gtd. Real Estate Mtg. Investment Conduit Pass-Through
       Certificates, Series 1993-191, Cl. PD, 5.40%, 3/25/04                                       1,500,000              1,486,395
       Interest-Only Stripped Mtg.-Backed Security, Trust 240, Cl.
       2, 12.095%, 9/1/23(4)                                                                      23,117,327              6,330,174
                                                                                                                       -------------
                                                                                                                         26,997,810
------------------------------------------------------------------------------------------------------------------------------------
GNMA/GUARANTEED - 10.0%
        ----------------------------------------------------------------------------------------------------------------------------
       Government National Mortgage Assn.:
       6%, 1/15/26(5)                                                                              5,000,000              5,053,125
       6%, 7/20/25                                                                                 1,984,195              2,005,278
       7%, 1/15/26(5)                                                                              5,000,000              5,059,400
       10%, 11/15/09                                                                                 328,943                361,015
       10.50%, 12/15/17-7/15/19                                                                      418,560                468,527
       12%, 1/15/99-5/15/14                                                                           66,291                 70,409
       12.75%, 6/15/15                                                                                43,595                 50,461
       8%, 6/15/05-7/15/25                                                                         7,202,212              7,527,961
       9%, 2/15/09-6/15/09                                                                           567,867                608,463
                                                                                                                       -------------
                                                                                                                         21,204,639

 6  Oppenheimer Bond Fund

                                                                                                FACE                   MARKET VALUE
                                                                                                AMOUNT(1)              SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------------------
PRIVATE - 6.9%
------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL - 3.4%
        ----------------------------------------------------------------------------------------------------------------------------
       CMC Securities Corp. I, Collateralized Mtg. Obligation,
       Series 1993-D, Cl. D-3, 10%, 7/25/23(6)                                                  $    711,456           $    765,482
        ----------------------------------------------------------------------------------------------------------------------------
       DLJ Mortgage Acceptance Corp., Sub. Collateralized Mtg.
       Obligations, Series X-Q13B, Cl. 3B1, 8.75%, 11/25/24                                        1,442,350              1,449,112
        ----------------------------------------------------------------------------------------------------------------------------
       FDIC Trust, Gtd. Real Estate Mtg. Investment Conduit
       Pass-Through Certificates, Series 1994-C1, Cl. 2-D,
       8.70%, 9/25/25(6)                                                                           1,000,000              1,078,125
        ----------------------------------------------------------------------------------------------------------------------------
       FDIC Trust, Gtd. Real Estate Mtg. Investment Conduit
       Pass-Through Certificates, Series 1994-C1, Cl. 2-E,
       8.70%, 9/25/25(6)                                                                           1,000,000              1,069,687
        ----------------------------------------------------------------------------------------------------------------------------
       Resolution Trust Corp., Commercial Mtg. Pass-Through
       Certificates, Series 1991-M6, Cl. B4, 7.477%, 6/25/21(7)                                       75,761                 75,738
        ----------------------------------------------------------------------------------------------------------------------------
       Resolution Trust Corp., Commercial Mtg. Pass-Through
       Certificates, Series 1992-CHF, Cl. E, 8.25%, 12/25/20                                       2,004,994              1,967,401
        ----------------------------------------------------------------------------------------------------------------------------
       Resolution Trust Corp., Commercial Mtg. Pass-Through
       Certificates, Series 1993-C1, Cl. B, 8.75%, 5/25/24                                           700,000                729,312
                                                                                                                       -------------
                                                                                                                          7,134,857
------------------------------------------------------------------------------------------------------------------------------------
MULTI-FAMILY - 2.2%
        ----------------------------------------------------------------------------------------------------------------------------
       Resolution Trust Corp., Commercial Mtg. Pass-Through
       Certificates, Series 1991-M5, Cl. A, 9%, 3/25/17                                              733,176                776,251
        ----------------------------------------------------------------------------------------------------------------------------
       Resolution Trust Corp., Commercial Mtg. Pass-Through
       Certificates, Series 1994-C1, Cl. C, 8%, 6/25/26                                            1,500,000              1,603,594
        ----------------------------------------------------------------------------------------------------------------------------
       Resolution Trust Corp., Commercial Mtg. Pass-Through
       Certificates, Series 1995-C1, Cl. D, 6.90%, 2/25/27                                         2,500,000              2,387,500
                                                                                                                       -------------
                                                                                                                          4,767,345
------------------------------------------------------------------------------------------------------------------------------------
OTHER - 0.9%
        ----------------------------------------------------------------------------------------------------------------------------
       JHM Mtg. Acceptance Corp., 8.96% Collateralized Mtg.
       Obligation Bonds, Series E, Cl. 5, 4/1/19                                                   1,790,105              1,913,175
------------------------------------------------------------------------------------------------------------------------------------
RESIDENTIAL - 0.4%
        ----------------------------------------------------------------------------------------------------------------------------
       Residential Funding Corp., Mtg. Pass-Through
       Certificates, Series 1993-S10, Cl. A9, 8.50%, 2/25/23                                         774,963                800,150
                                                                                                                       -------------
       Total Mortgage-Backed Obligations (Cost $62,473,955)                                                              62,817,976
==========================================================
==========================================================
================
U.S. GOVERNMENT OBLIGATIONS - 20.4%
------------------------------------------------------------------------------------------------------------------------------------
TREASURY - 20.4%
------------------------------------------------------------------------------------------------------------------------------------
       U.S. Treasury Bonds:
       11.625%, 11/15/02                                                                           5,000,000              6,743,750
       8.75%, 5/15/20                                                                              6,750,000              9,036,562
       8.75%, 8/15/20                                                                              3,050,000              4,092,719
       8.875%, 8/15/17                                                                            13,500,000             18,090,000
        ----------------------------------------------------------------------------------------------------------------------------
       U.S. Treasury Nts.:
       8.75%, 8/15/00                                                                                550,000                625,109
       8.875%, 11/15/97                                                                            4,335,000              4,615,418
                                                                                                                       -------------
       Total U.S. Government Obligations (Cost $40,331,251)                                                              43,203,558


 7  Oppenheimer Bond Fund

       STATEMENT OF INVESTMENTS (Continued)
                                                                                                FACE                   MARKET VALUE
                                                                                                AMOUNT(1)              SEE NOTE 1
==========================================================
==========================================================
================
FOREIGN GOVERNMENT OBLIGATIONS - 0.8%
------------------------------------------------------------------------------------------------------------------------------------
       International Bank for Reconstruction and Development
       Bonds, 12.50%, 7/25/97NZD                                                                $    800,000           $    556,998
        ----------------------------------------------------------------------------------------------------------------------------
       New Zealand (Republic of) Bonds, 10%, 7/15/97NZD                                              390,000                262,030
        ----------------------------------------------------------------------------------------------------------------------------
       Norwegian Government Bonds, 5.75%, 11/30/04NOK                                                540,000                 81,686
        ----------------------------------------------------------------------------------------------------------------------------
       Queensland Treasury Corp. Gtd. Nts., 8%, 8/14/01AUD                                         1,045,000                778,537
                                                                                                                       -------------
       Total Foreign Government Obligations (Cost $1,565,840)                                                             1,679,251
==========================================================
==========================================================
================
CORPORATE BONDS AND NOTES - 50.6%
------------------------------------------------------------------------------------------------------------------------------------
BASIC INDUSTRY - 4.3%
------------------------------------------------------------------------------------------------------------------------------------
CHEMICALS - 0.8%
        ----------------------------------------------------------------------------------------------------------------------------
       Quantum Chemical Corp., 10.375% First Mtg. Nts., 6/1/03                                       900,000              1,024,144
        ----------------------------------------------------------------------------------------------------------------------------
       Rohm & Haas Co., 9.50% Debs., 4/1/21                                                          500,000                602,239
                                                                                                                       -------------
                                                                                                                          1,626,383
------------------------------------------------------------------------------------------------------------------------------------
METALS/MINING - 1.8%
        ----------------------------------------------------------------------------------------------------------------------------
       AMAX, Inc., 9.875% Nts., 6/13/01                                                            1,000,000              1,138,882
        ----------------------------------------------------------------------------------------------------------------------------
       Newmont Mining Corp., 8.625% Nts., 4/1/02                                                   1,000,000              1,107,358
        ----------------------------------------------------------------------------------------------------------------------------
       Teck Corp., 8.70% Debs., 5/1/02                                                             1,500,000              1,663,795
                                                                                                                       -------------
                                                                                                                          3,910,035
------------------------------------------------------------------------------------------------------------------------------------
PAPER - 1.7%
        ----------------------------------------------------------------------------------------------------------------------------
       Crown Paper Co., 11% Sr. Sub. Nts., 9/1/05                                                    750,000                660,000
        ----------------------------------------------------------------------------------------------------------------------------
       Georgia-Pacific Corp., 9.95% Debs., 6/15/02                                                 1,500,000              1,784,147
        ----------------------------------------------------------------------------------------------------------------------------
       Repap Wisconsin, Inc., 9.25% First Priority Sr. Sec. Nts.,
       2/1/02                                                                                        500,000                477,500
        ----------------------------------------------------------------------------------------------------------------------------
       Scotia Pacific Holding Co., 7.95% Timber Collateralized
       Nts., 7/20/15                                                                                 454,847                462,280
        ----------------------------------------------------------------------------------------------------------------------------
       Union Camp Corp., 10% Debs., 5/1/19                                                           100,000                116,911
                                                                                                                       -------------
                                                                                                                          3,500,838
------------------------------------------------------------------------------------------------------------------------------------
CONSUMER RELATED - 6.2%
------------------------------------------------------------------------------------------------------------------------------------
CONSUMER PRODUCTS - 0.7%
        ----------------------------------------------------------------------------------------------------------------------------
       Tag-Heuer International SA, 12% Sr. Sub. Nts., 12/15/05(6)                                    550,000                552,063
        ----------------------------------------------------------------------------------------------------------------------------
       Toro Co. (The), 11% Debs., 8/1/17                                                           1,000,000              1,067,115
                                                                                                                       -------------
                                                                                                                          1,619,178
------------------------------------------------------------------------------------------------------------------------------------
FOOD/BEVERAGES/TOBACCO - 1.8%
        ----------------------------------------------------------------------------------------------------------------------------
       American Brands, Inc., 7.875% Debs., 1/15/23                                                2,000,000              2,253,562
        ----------------------------------------------------------------------------------------------------------------------------
       ConAgra, Inc., 7.40% Sub. Nts., 9/15/04                                                       250,000                264,433
        ----------------------------------------------------------------------------------------------------------------------------
       Dr. Pepper/Seven-Up Cos., Inc., 0%/11.50% Sr. Sub.
       Disc. Nts., 11/1/02(8)                                                                        500,000                471,250
        ----------------------------------------------------------------------------------------------------------------------------
       Pulsar Internacional SA de CV, 11.80% Nts., 9/19/96(9)                                        750,000                755,625
                                                                                                                       -------------
                                                                                                                          3,744,870
------------------------------------------------------------------------------------------------------------------------------------
HEALTHCARE - 2.5%
        ----------------------------------------------------------------------------------------------------------------------------
       Grace (W.R.) & Co., 7.25% Medium-Term Nts., 7/15/97                                         2,000,000              2,040,198
        ----------------------------------------------------------------------------------------------------------------------------
       HEALTHSOUTH Corp., 9.50% Sr. Sub. Nts., 4/1/01                                                500,000                536,250
        ----------------------------------------------------------------------------------------------------------------------------
       Imcera Group, Inc., 6% Nts., 10/15/03                                                         500,000                494,950
        ----------------------------------------------------------------------------------------------------------------------------
       R.P. Scherer Corp., 6.75% Sr. Nts., 2/1/04                                                    500,000                475,812
        ----------------------------------------------------------------------------------------------------------------------------
       Service Corp. International, 7% Sr. Nts., 6/1/15                                            1,000,000              1,073,020
        ----------------------------------------------------------------------------------------------------------------------------
       Total Renal Care, Inc., 0%/12% Sr. Sub. Disc. Nts.,
       8/15/04(8)                                                                                    649,000                626,285
                                                                                                                       -------------
                                                                                                                          5,246,515


 8  Oppenheimer Bond Fund


                                                                                                FACE                   MARKET VALUE
                                                                                                AMOUNT(1)              SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------------------
HOTEL/GAMING - 0.6%
        ----------------------------------------------------------------------------------------------------------------------------
       Grand Casinos, Inc., 10.125% Gtd. First Mtg. Nts., 12/1/03                               $    750,000           $    785,625
        ----------------------------------------------------------------------------------------------------------------------------
       HMC Acquisition Properties, Inc., 9% Sr. Nts., 12/15/07(6)                                    500,000                502,500
                                                                                                                       -------------
                                                                                                                          1,288,125
------------------------------------------------------------------------------------------------------------------------------------
RESTAURANTS - 0.4%
        ----------------------------------------------------------------------------------------------------------------------------
       Foodmaker, Inc., 9.25% Sr. Nts., 3/1/99                                                       835,000                803,688
------------------------------------------------------------------------------------------------------------------------------------
TEXTILE/APPAREL - 0.2%
        ----------------------------------------------------------------------------------------------------------------------------
       Fruit of the Loom, Inc., 7% Debs., 3/15/11                                                    500,000                505,204
------------------------------------------------------------------------------------------------------------------------------------
ENERGY - 4.4%
------------------------------------------------------------------------------------------------------------------------------------
       Coastal Corp., 11.75% Sr. Debs., 6/15/06                                                      500,000                531,653
        ----------------------------------------------------------------------------------------------------------------------------
       Enron Corp., 8.10% Nts., 12/15/96                                                           1,500,000              1,536,089
        ----------------------------------------------------------------------------------------------------------------------------
       McDermott, Inc., 9.375% Nts., 3/15/02                                                         100,000                113,618
        ----------------------------------------------------------------------------------------------------------------------------
       Occidental Petroleum Corp., 11.125% Sr. Debs., 6/1/19                                       3,000,000              3,584,202
        ----------------------------------------------------------------------------------------------------------------------------
       Southwest Gas Corp., 9.75% Debs., Series F, 6/15/02                                           275,000                321,762
        ----------------------------------------------------------------------------------------------------------------------------
       Tenneco, Inc., 10% Debs., 3/15/08                                                             100,000                124,414
        ----------------------------------------------------------------------------------------------------------------------------
       Tenneco, Inc., 7.875% Nts., 10/1/02                                                           250,000                272,987
        ----------------------------------------------------------------------------------------------------------------------------
       TransCanada PipeLines Ltd., 9.875% Debs., 1/1/21                                            1,500,000              2,061,675
        ----------------------------------------------------------------------------------------------------------------------------
       United Meridian Corp., 10.375% Gtd. Sr. Sub. Nts.,
       10/15/05                                                                                      500,000                531,250
        ----------------------------------------------------------------------------------------------------------------------------
       Vintage Petroleum, Inc., 9% Sr. Sub. Nts., 12/15/05                                           150,000                151,875
                                                                                                                       -------------
                                                                                                                          9,229,525
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES - 12.6%
------------------------------------------------------------------------------------------------------------------------------------
BANKS & THRIFTS - 1.7%
        ----------------------------------------------------------------------------------------------------------------------------
       Banco Ganadero SA, Zero Coupon Sr. Unsub. Unsec.
       Nts., 9.931%, 6/15/96(3)(6)                                                                   250,000                239,520
        ----------------------------------------------------------------------------------------------------------------------------
       BankAmerica Corp., 7.50% Sr. Nts., 3/15/97                                                    200,000                204,724
        ----------------------------------------------------------------------------------------------------------------------------
       Chemical New York Corp., 9.75% Sub. Capital Nts.,
       6/15/99                                                                                       300,000                337,112
        ----------------------------------------------------------------------------------------------------------------------------
       First Chicago Corp., 9% Sub. Nts., 6/15/99                                                    100,000                110,118
        ----------------------------------------------------------------------------------------------------------------------------
       First Chicago NBD Bancorp, 7.25% Sub. Debs., 8/15/04                                          250,000                267,041
        ----------------------------------------------------------------------------------------------------------------------------
       National Westminster Bank PLC, 9.375% Gtd. Capital
       Nts., 11/15/03                                                                                 70,000                 83,913
        ----------------------------------------------------------------------------------------------------------------------------
       Royal Bank of Scotland Group (The) PLC, 10.125% Sub.
       Gtd. Capital Nts., 3/1/04                                                                     500,000                621,195
        ----------------------------------------------------------------------------------------------------------------------------
       Westpac Banking Corp., 9.125% Sub. Debs., 8/15/01                                           1,500,000              1,711,150
                                                                                                                       -------------
                                                                                                                          3,574,773

 9  Oppenheimer Bond Fund

       STATEMENT OF INVESTMENTS (Continued)
                                                                                                FACE                   MARKET VALUE
                                                                                                AMOUNT(1)              SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------------------
DIVERSIFIED FINANCIAL - 7.3%
        ----------------------------------------------------------------------------------------------------------------------------
       American Car Line Co., 8.25% Equipment Trust
       Certificates, Series 1993-A, 4/15/08                                                     $    246,000           $    258,608
        ----------------------------------------------------------------------------------------------------------------------------
       Beneficial Corp., 12.875% Debs., 8/1/13                                                        20,000                 24,313
        ----------------------------------------------------------------------------------------------------------------------------
       BHP Finance (USA) Ltd., 8.50% Gtd. Debs., 12/1/12                                           1,500,000              1,780,785
        ----------------------------------------------------------------------------------------------------------------------------
       Enterprise Rent-A-Car USA Finance Co., 7.875% Nts.,
       3/15/98(6)                                                                                  1,500,000              1,554,709
        ----------------------------------------------------------------------------------------------------------------------------
       Ford Motor Credit Co., 9.90% Medium-Term Nts., 11/6/97                                      2,000,000              2,080,364
        ----------------------------------------------------------------------------------------------------------------------------
       GPA Holland BV, 9.75% Medium-Term Nts., Series B,
       6/10/96(6)                                                                                    500,000                500,000
        ----------------------------------------------------------------------------------------------------------------------------
       Lehman Brothers Holdings, Inc., 8.375% Nts., 2/15/99                                          300,000                318,942
        ----------------------------------------------------------------------------------------------------------------------------
       Leucadia National Corp., 7.75% Sr. Nts., 8/15/13                                            2,000,000              2,082,104
        ----------------------------------------------------------------------------------------------------------------------------
       Midland American Capital Corp., 12.75% Gtd. Nts.,
       11/15/03                                                                                      205,000                241,118
        ----------------------------------------------------------------------------------------------------------------------------
       NationsBank Corp., 10.20% Sub. Nts., 7/15/15                                                1,300,000              1,759,866
        ----------------------------------------------------------------------------------------------------------------------------
       PaineWebber Group, Inc., 7% Sr. Nts., 3/1/00                                                  160,000                163,909
        ----------------------------------------------------------------------------------------------------------------------------
       Penske Truck Leasing Co. LP, 7.75% Sr. Nts., 5/15/99                                        1,500,000              1,583,350
        ----------------------------------------------------------------------------------------------------------------------------
       Ryder System, Inc., 8.75% Debs., Series J, 3/15/17                                          1,600,000              1,703,704
        ----------------------------------------------------------------------------------------------------------------------------
       Source One Mortgage Services Corp., 9% Debs., 6/1/12                                        1,250,000              1,485,481
                                                                                                                       -------------
                                                                                                                         15,537,253
------------------------------------------------------------------------------------------------------------------------------------
INSURANCE - 3.6%
        ----------------------------------------------------------------------------------------------------------------------------
       Aetna Life & Casualty Co., 8% Debs., 1/15/17                                                1,000,000              1,060,133
        ----------------------------------------------------------------------------------------------------------------------------
       Capital Holding Corp., 8.75% Debs., 1/15/17                                                 1,200,000              1,272,654
        ----------------------------------------------------------------------------------------------------------------------------
       CNA Financial Corp., 7.25% Debs., 11/15/23                                                  2,000,000              1,990,074
        ----------------------------------------------------------------------------------------------------------------------------
       Torchmark Corp., 7.875% Nts., 5/15/23                                                       3,000,000              3,243,750
                                                                                                                       -------------
                                                                                                                          7,566,611
------------------------------------------------------------------------------------------------------------------------------------
HOUSING RELATED - 0.5%
------------------------------------------------------------------------------------------------------------------------------------
HOMEBUILDERS/REAL ESTATE - 0.5%
        ----------------------------------------------------------------------------------------------------------------------------
       Saul (B.F.) Real Estate Investment Trust, 11.625% Sr.
       Sec. Nts., Series B, 4/1/02                                                                 1,125,000              1,153,125
------------------------------------------------------------------------------------------------------------------------------------
MANUFACTURING - 7.3%
------------------------------------------------------------------------------------------------------------------------------------
AEROSPACE/ELECTRONICS/COMPUTERS - 3.2%
        ----------------------------------------------------------------------------------------------------------------------------
       Boeing Co., 7.50% Debs., 8/15/42                                                            2,000,000              2,320,236
        ----------------------------------------------------------------------------------------------------------------------------
       General Electric Capital Corp., 8.75% Debs., 5/21/07                                        1,000,000              1,216,910
        ----------------------------------------------------------------------------------------------------------------------------
       McDonnell Douglas Corp., 9.25% Nts., 4/1/02                                                 1,500,000              1,738,060
        ----------------------------------------------------------------------------------------------------------------------------
       Rolls-Royce Capital, Inc., 7.125% Gtd. Unsec. Unsub.
       Nts., 7/29/03                                                                               1,000,000              1,046,250
        ----------------------------------------------------------------------------------------------------------------------------
       Tracor, Inc., 10.875% Sr. Sub. Nts., 8/15/01                                                  500,000                516,250
                                                                                                                       -------------
                                                                                                                          6,837,706
------------------------------------------------------------------------------------------------------------------------------------
AUTOMOTIVE - 2.1%
        ----------------------------------------------------------------------------------------------------------------------------
       Chrysler Corp., 10.40% Nts., 8/1/99                                                         1,000,000              1,069,464
        ----------------------------------------------------------------------------------------------------------------------------
       Chrysler Corp., 10.95% Debs., 8/1/17                                                          200,000                224,527
        ----------------------------------------------------------------------------------------------------------------------------
       Foamex LP/Foamex Capital Corp., 11.25% Sr. Nts.,
       10/1/02                                                                                       500,000                482,500
        ----------------------------------------------------------------------------------------------------------------------------
       Ford Motor Co., 8.875% Debs., 11/15/22                                                      2,000,000              2,312,126
        ----------------------------------------------------------------------------------------------------------------------------
       General Motors Acceptance Corp., 5.50% Nts., 12/15/01                                         100,000                 96,549
        ----------------------------------------------------------------------------------------------------------------------------
       General Motors Acceptance Corp., 7.75% Nts., 4/15/97                                          300,000                305,708
                                                                                                                       -------------
                                                                                                                          4,490,874
------------------------------------------------------------------------------------------------------------------------------------
CAPITAL GOODS - 2.0%
        ----------------------------------------------------------------------------------------------------------------------------
       Caterpillar, Inc., 9.75% Debs., 6/1/19                                                      1,750,000              2,035,827
        ----------------------------------------------------------------------------------------------------------------------------
       Thomas & Betts Corp., 8.25% Sr. Nts., 1/15/04                                               1,000,000              1,125,063
        ----------------------------------------------------------------------------------------------------------------------------
       Westinghouse Electric Corp., 8.375% Nts., 6/15/02                                           1,000,000              1,022,800
                                                                                                                       -------------
                                                                                                                          4,183,690


10  Oppenheimer Bond Fund


                                                                                                FACE                   MARKET VALUE
                                                                                                AMOUNT(1)              SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------------------
MEDIA - 4.9%
------------------------------------------------------------------------------------------------------------------------------------
BROADCASTING - 0.6%
        ----------------------------------------------------------------------------------------------------------------------------
       Paxson Communications Corp., 11.625% Sr. Sub. Nts.,
       10/1/02(6)                                                                               $    750,000           $    757,500
        ----------------------------------------------------------------------------------------------------------------------------
       United International Holdings, Inc., Zero Coupon Sr. Sec.
       Disc. Nts., 12.982%, 11/15/99(3)                                                              750,000                468,750
                                                                                                                       -------------
                                                                                                                          1,226,250
------------------------------------------------------------------------------------------------------------------------------------
CABLE TELEVISION - 1.9%
        ----------------------------------------------------------------------------------------------------------------------------
       Rogers Cablesystems Ltd., 10% Sr. Sec. Second Priority
       Debs., 12/1/07                                                                              1,000,000              1,067,500
        ----------------------------------------------------------------------------------------------------------------------------
       Tele-Communications, Inc., 5.28% Medium-Term Nts.,
       8/20/96                                                                                     1,000,000                996,207
        ----------------------------------------------------------------------------------------------------------------------------
       TeleWest PLC, 0%/11% Sr. Disc. Debs., 10/1/07(8)                                            1,280,000                776,000
        ----------------------------------------------------------------------------------------------------------------------------
       TKR Cable I, Inc., 10.50% Sr. Debs., 10/30/07                                               1,000,000              1,176,779
                                                                                                                       -------------
                                                                                                                          4,016,486
------------------------------------------------------------------------------------------------------------------------------------
DIVERSIFIED MEDIA - 1.7%
        ----------------------------------------------------------------------------------------------------------------------------
       Time Warner, Inc., 9.15% Debs., 2/1/23                                                      3,100,000              3,534,961
------------------------------------------------------------------------------------------------------------------------------------
PUBLISHING/PRINTING - 0.7%
        ----------------------------------------------------------------------------------------------------------------------------
       Valassis Communications, Inc., 9.55% Sr. Nts., 12/1/03                                      1,500,000              1,543,258
------------------------------------------------------------------------------------------------------------------------------------
OTHER - 0.3%
------------------------------------------------------------------------------------------------------------------------------------
CONGLOMERATES - 0.3%
        ----------------------------------------------------------------------------------------------------------------------------
       Textron, Inc., 9.55% Medium-Term Nts., 3/19/01                                                500,000                579,296
------------------------------------------------------------------------------------------------------------------------------------
RETAIL - 1.2%
------------------------------------------------------------------------------------------------------------------------------------
DEPARTMENT STORES - 0.2%
        ----------------------------------------------------------------------------------------------------------------------------
       Sears Canada Inc., 11.70% Debs., 7/10/00CAD                                                   500,000                426,186
------------------------------------------------------------------------------------------------------------------------------------
DRUG STORES - 0.2%
        ----------------------------------------------------------------------------------------------------------------------------
       Hook-SupeRx, Inc., 10.125% Sr. Nts., 6/1/02                                                   400,000                438,128
------------------------------------------------------------------------------------------------------------------------------------
SPECIALTY RETAILING - 0.4%
        ----------------------------------------------------------------------------------------------------------------------------
       May Department Stores Cos., 10.625% Debs., 11/1/10                                            405,000                564,550
        ----------------------------------------------------------------------------------------------------------------------------
       May Department Stores Cos., 9.875% Debs., 6/1/17                                              250,000                265,491
                                                                                                                       -------------
                                                                                                                            830,041
------------------------------------------------------------------------------------------------------------------------------------
SUPERMARKETS - 0.4%
        ----------------------------------------------------------------------------------------------------------------------------
       Grand Union Co., 12% Sr. Nts., 9/1/04                                                         500,000                435,000
        ----------------------------------------------------------------------------------------------------------------------------
       Penn Traffic Co., 10.25% Sr. Nts., 2/15/02                                                    500,000                478,750
                                                                                                                       -------------
                                                                                                                            913,750
------------------------------------------------------------------------------------------------------------------------------------
TRANSPORTATION - 2.0%
------------------------------------------------------------------------------------------------------------------------------------
AIR TRANSPORTATION - 1.3%
        ----------------------------------------------------------------------------------------------------------------------------
       American Airlines, Inc., 9.73% Pass-Through Certificates,
       Series 1991-C2, 9/29/14                                                                     1,000,000              1,118,750
        ----------------------------------------------------------------------------------------------------------------------------
       Atlas Air, Inc., 12.25% Pass-Through Certificates, 12/1/02                                  1,000,000              1,025,000
        ----------------------------------------------------------------------------------------------------------------------------
       Delta Air Lines, Inc., 10.375% Debs., 2/1/11                                                  550,000                707,854
                                                                                                                       -------------
                                                                                                                          2,851,604
------------------------------------------------------------------------------------------------------------------------------------
RAILROADS - 0.7%
        ----------------------------------------------------------------------------------------------------------------------------
       Canadian Pacific Ltd., 9.45% Debs., 8/1/21                                                  1,000,000              1,304,000
        ----------------------------------------------------------------------------------------------------------------------------
       Union Pacific Corp., 9.65% Medium-Term Nts., 4/17/00                                          100,000                113,888
                                                                                                                       -------------
                                                                                                                          1,417,888
------------------------------------------------------------------------------------------------------------------------------------
UTILITIES - 6.9%
------------------------------------------------------------------------------------------------------------------------------------
ELECTRIC UTILITIES - 1.0%
        ----------------------------------------------------------------------------------------------------------------------------
       Commonwealth Edison Co., 6.50% Nts., 7/15/97                                                  225,000                226,315
        ----------------------------------------------------------------------------------------------------------------------------
       Public Service Co. of Colorado, 8.75% First Mtg. Bonds,
       3/1/22                                                                                        250,000                284,110
        ----------------------------------------------------------------------------------------------------------------------------
       Tenaga Nasional Berhad, 7.875% Nts., 6/15/04(6)                                             1,000,000              1,106,039
        ----------------------------------------------------------------------------------------------------------------------------
       Union Gas Ltd., 13% Debs., 6/30/03CAD                                                         572,000                474,450
                                                                                                                       -------------
                                                                                                                          2,090,914

11  Oppenheimer Bond Fund

       STATEMENT OF INVESTMENTS (Continued)
                                                                                                FACE                   MARKET VALUE
                                                                                                AMOUNT(1)              SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------------------
TELECOMMUNICATIONS - 5.9%
        ----------------------------------------------------------------------------------------------------------------------------
       A+ Network, Inc., 11.875% Sr. Sub. Nts., 11/1/05                                         $  1,000,000           $  1,012,500
        ----------------------------------------------------------------------------------------------------------------------------
       Cellular Communications International, Inc., Zero Coupon
       Sr. Disc. Nts., 11.44%, 8/15/00(3)                                                            500,000                301,250
        ----------------------------------------------------------------------------------------------------------------------------
       GST Telecommunications, Inc., Units (each unit consists
       of eight 0%/13.875% sr. disc. nts., 12/15/05 and one
       0%/13.875% cv. sr. sub. disc. nt., 12/15/05)(6)(8)(10)                                        900,000                470,000
        ----------------------------------------------------------------------------------------------------------------------------
       Horizon Cellular Telephone LP/Horizon Finance Corp.,
       0%/11.375% Sr. Sub. Disc. Nts., 10/1/00(8)                                                  1,250,000              1,068,750
        ----------------------------------------------------------------------------------------------------------------------------
       IntelCom Group (USA), Inc., 0%/13.50% Sr. Disc. Nts.,
       9/15/05(6)(8)                                                                                 600,000                346,500
        ----------------------------------------------------------------------------------------------------------------------------
       New York Telephone Co., 9.375% Debs., 7/15/31                                               2,500,000              2,976,547
        ----------------------------------------------------------------------------------------------------------------------------
       Nextel Communications, Inc., 0%/11.50% Sr. Disc. Nts.,
       9/1/03(8)                                                                                   1,000,000                618,750
        ----------------------------------------------------------------------------------------------------------------------------
       Pacific Bell, 8.50% Debs., 8/15/31                                                          2,000,000              2,234,214
        ----------------------------------------------------------------------------------------------------------------------------
       PriCellular Wireless Corp., 0%/14% Sr. Sub. Disc. Nts.,
       11/15/01(8)                                                                                 1,000,000                880,000
        ----------------------------------------------------------------------------------------------------------------------------
       Southern New England Telephone Co., 8.70% Medium-
       Term Nts., 8/15/31                                                                          2,000,000              2,203,806
        ----------------------------------------------------------------------------------------------------------------------------
       USA Mobile Communications, Inc. II, 9.50% Sr. Nts.,
       2/1/04                                                                                        500,000                497,500
                                                                                                                       -------------
                                                                                                                         12,609,817
                                                                                                                       -------------

       Total Corporate Bonds and Notes (Cost $100,700,984)                                                              107,296,972

                                                                                                UNITS
==========================================================
==========================================================
================
RIGHTS, WARRANTS AND CERTIFICATES - 0.0%
------------------------------------------------------------------------------------------------------------------------------------
       Cellular Communications International, Inc. Wts.,
       Exp. 8/03                                                                                         500                 11,250
        ----------------------------------------------------------------------------------------------------------------------------
       IntelCom Group, Inc. Wts., Exp. 9/05(6)                                                         1,980                  7,920
                                                                                                                       -------------
       Total Rights, Warrants and Certificates (Cost $0)                                                                     19,170
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS, AT VALUE (COST $209,990,533)                                                          103.7%
219,968,999
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES IN EXCESS OF OTHER ASSETS                                                                     (3.7)          (7,751,705)
                                                                                                ---------------        -------------
NET ASSETS                                                                                               100.0%        $212,217,294
                                                                                                ===============
=============

        1.  Face amount is reported in U.S. Dollars, except for those denoted
       in the following currencies:
       AUD - Australian Dollar               IDR - Indonesian Rupiah
       CAD - Canadian Dollar                 NOK - Norwegian Krone
       CLP - Chilean Peso                    NZD - New Zealand Dollar
        2. Indexed instrument for which the principal amount and/or interest due at maturity is affected by the relative value of a foreign currency.
        3. For zero coupon bonds, the interest rate shown is the effective yield on the date of purchase.
        4. Interest-Only Strips represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These securities typically decline in price as interest rates decline. Most other fixed-income securities increase in price when interest rates decline. The principal amount of the underlying pool represents the notional amount on which current interest is calculated. The price of these securities is typically more sensitive to changes in prepayment rates than traditional mortgage-backed securities (for example, GNMA pass-throughs). Interest rates disclosed represent current yields based upon the current cost basis and estimated timing and amount of future cash flows.
        5. When-issued security to be delivered and settled after December 31, 1995.
        6. Represents a security sold under Rule 144A, which is exempt from registration under the Securities Act of 1933, as amended. This security has been determined to be liquid under guidelines established by the Board of Trustees. These securities amount to $8,950,045 or 4.22% of the Fund's net assets, at December 31, 1995.
        7.  Represents the current interest rate for a variable rate security.
        8. Denotes a step bond: a zero coupon bond that converts to a fixed rate of interest at a designated future date.
        9. Identifies issues considered to be illiquid - See Note 6 of Notes to Financial Statements.
       10. Units may be comprised of several components, such as debt and equity and/or warrants to purchase equity at some point in the future. For units which represent debt securities, face amount disclosed represents total underlying principal.
       See accompanying Notes to Financial Statements.

12  Oppenheimer Bond Fund

                          STATEMENT OF ASSETS AND LIABILITIES  December 31, 1995

==========================================================
==========================================================
==============
ASSETS                    Investments, at value (cost $209,990,533) - see accompanying statement                     $219,968,999
                          --------------------------------------------------------------------------------------------------------
                          Receivables:
                          Interest and principal paydowns                                                               3,449,576
                          Shares of beneficial interest sold                                                              502,558
                          Receivable from OppenheimerFunds, Inc.                                                           20,522
                          --------------------------------------------------------------------------------------------------------
                          Other                                                                                            25,430
                                                                                                                      ------------
                          Total assets                                                                                223,967,085

==========================================================
==========================================================
==============
LIABILITIES               Bank overdraft                                                                                  306,908
                          --------------------------------------------------------------------------------------------------------
                          Payables and other liabilities:
                          Investments purchased                                                                        10,088,020
                          Dividends                                                                                       610,049
                          Shares of beneficial interest redeemed                                                          545,312
                          Distribution and service plan fees                                                              110,630
                          Transfer and shareholder servicing agent fees                                                     9,767
                          Other                                                                                            79,105
                                                                                                                     -------------
                          Total liabilities                                                                            11,749,791

==========================================================
==========================================================
==============
NET ASSETS                                                                                                           $212,217,294
                                                                                                                     -------------
                                                                                                                     -------------

==========================================================
==========================================================
==============
COMPOSITION OF            Paid-in capital                                                                            $206,251,590
NET ASSETS                --------------------------------------------------------------------------------------------------------
                          Undistributed net investment income                                                             116,937
                          --------------------------------------------------------------------------------------------------------
                          Accumulated net realized loss on investments and
                          foreign currency transactions                                                                (4,129,345)
                          --------------------------------------------------------------------------------------------------------
                          Net unrealized appreciation on investments and translation of
                          assets and liabilities denominated in foreign currencies                                      9,978,112
                                                                                                                     -------------

                          Net assets                                                                                 $212,217,294
                                                                                                                     -------------
                                                                                                                     -------------

==========================================================
==========================================================
==============
NET ASSET VALUE           Class A Shares:
PER SHARE                 Net asset value and redemption price per share (based on net assets
                          of $169,059,333 and 15,399,839 shares of beneficial interest outstanding)                         $10.98

                          Maximum offering price per share (net asset value plus sales charge
                          of 4.75% of offering price)                                                                       $11.53

                          --------------------------------------------------------------------------------------------------------
                          Class B Shares:
                          Net asset value, redemption price and offering price per share (based on
                          net assets of $39,187,315 and 3,570,470 shares of beneficial interest outstanding)                $10.98

                          --------------------------------------------------------------------------------------------------------
                          Class C Shares:
                          Net asset value, redemption price and offering price per share (based on
                          net assets of $3,970,646 and 361,451 shares of beneficial interest outstanding)                   $10.99

                          See accompanying Notes to Financial Statements.


13  Oppenheimer Bond Fund

                          STATEMENT OF OPERATIONS                          For the Year Ended December 31, 1995

==========================================================
==========================================================
==============
INVESTMENT INCOME         Interest (net of foreign withholding taxes of $13,483)                                      $10,089,605

==========================================================
==========================================================
==============
EXPENSES                  Management fees - Note 4                                                                        820,507
                          --------------------------------------------------------------------------------------------------------
                          Distribution and service plan fees - Note 4:
                          Class A                                                                                         287,716
                          Class B                                                                                         127,308
                          Class C                                                                                           4,560
                          --------------------------------------------------------------------------------------------------------
                          Transfer and shareholder servicing agent fees - Note 4                                          247,878
                          --------------------------------------------------------------------------------------------------------
                          Shareholder reports                                                                             147,863
                          --------------------------------------------------------------------------------------------------------
                          Legal and auditing fees                                                                          38,082
                          --------------------------------------------------------------------------------------------------------
                          Registration and filing fees:
                          Class A                                                                                          22,344
                          Class B                                                                                          10,705
                          Class C                                                                                           1,358
                          --------------------------------------------------------------------------------------------------------
                          Custodian fees and expenses                                                                      32,880
                          --------------------------------------------------------------------------------------------------------
                          Trustees' fees and expenses                                                                         872
                          --------------------------------------------------------------------------------------------------------
                          Other                                                                                            21,787
                                                                                                                      ------------
                          Total expenses                                                                                1,763,860
                                                                                                                      ------------
                          Less reimbursement of expenses by OppenheimerFunds, Inc. - Note 4                               (20,522)
                                                                                                                      ------------
                          Net expenses                                                                                  1,743,338

==========================================================
==========================================================
==============
NET INVESTMENT INCOME                                                                                                   8,346,267

==========================================================
==========================================================
==============
REALIZED AND              Net realized gain (loss) on:
UNREALIZED GAIN (LOSS)    Investments                                                                                     566,180
                          Closing of futures contracts - Note 8                                                          (931,937)
                          Foreign currency transactions                                                                    64,980
                                                                                                                      ------------
                          Net realized loss                                                                              (300,777)

                          --------------------------------------------------------------------------------------------------------
                          Net change in unrealized appreciation or depreciation on:
                          Investments                                                                                  12,202,101
                          Translation of assets and liabilities denominated in foreign currencies                        (136,201)
                                                                                                                      ------------
                          Net change                                                                                   12,065,900
                                                                                                                      ------------
                          Net realized and unrealized gain                                                             11,765,123

==========================================================
==========================================================
==============
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS
$20,111,390
                                                                                                                      ------------
                                                                                                                      ------------

                          See accompanying Notes to Financial Statements.



14  Oppenheimer Bond Fund


                          STATEMENTS OF CHANGES IN NET ASSETS

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                1995                 1994
==========================================================
==========================================================
==============
OPERATIONS                Net investment income                                                 $  8,346,267         $  6,537,608
                          --------------------------------------------------------------------------------------------------------
                          Net realized loss                                                         (300,777)          (2,274,518)
                          --------------------------------------------------------------------------------------------------------
                          Net change in unrealized appreciation or depreciation                   12,065,900           (8,559,673)
                                                                                                ----------------------------------
                          Net increase (decrease) in net assets resulting
                          from operations                                                         20,111,390           (4,296,583)

==========================================================
==========================================================
==============
DIVIDENDS AND             Dividends from net investment income:
DISTRIBUTIONS             Class A                                                                 (7,564,945)          (6,381,575)
TO SHAREHOLDERS           Class B                                                                   (751,223)            (156,032)
                          Class C                                                                    (29,746)                  --
                          --------------------------------------------------------------------------------------------------------
                          Dividends in excess of net investment income:
                          Class A                                                                         --             (298,880)
                          Class B                                                                         --               (7,308)

==========================================================
==========================================================
==============
BENEFICIAL INTEREST       Net increase (decrease) in net assets resulting from
TRANSACTIONS              beneficial interest transactions - Note 2:
                          Class A                                                                 61,827,603           (3,255,547)
                          Class B                                                                 34,622,947            1,918,288
                          Class C                                                                  3,910,520                   --

==========================================================
==========================================================
==============
NET ASSETS                Total increase (decrease)                                              112,126,546          (12,477,637)
                          --------------------------------------------------------------------------------------------------------
                          Beginning of period                                                    100,090,748          112,568,385
                                                                                                ----------------------------------
                          End of period [including undistributed (overdistributed)
                          net investment income of $116,937 and
                          $(204,894), respectively]                                             $212,217,294         $100,090,748
                                                                                                ----------------------------------
                                                                                                ----------------------------------

                          See accompanying Notes to Financial Statements.


15  Oppenheimer Bond Fund

---------------------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
---------------------------------------------------------------------------------------------------------------------
                                              CLASS A
                                              -----------------------------------------------------------------------


                                              YEAR ENDED DECEMBER 31,
                                                 1995           1994          1993           1992           1991(4)
==========================================================
===========================================================
PER SHARE OPERATING DATA:
Net asset value, beginning of period              $10.01         $11.12        $10.74         $10.80          $9.86
---------------------------------------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment income                                .69            .65           .69            .75            .82
Net realized and unrealized gain (loss)              .96          (1.08)          .40           (.05)           .90
---------------------------------------------------------------------------------------------------------------------
Total income (loss) from investment
operations                                          1.65           (.43)         1.09            .70           1.72
---------------------------------------------------------------------------------------------------------------------
Dividends and distributions to shareholders:
Dividends from net investment income                (.68)          (.65)         (.71)          (.76)          (.78)
Dividends in excess of net investment
income                                                --           (.03)            --             --            --
---------------------------------------------------------------------------------------------------------------------
Total dividends and distributions
to shareholders                                     (.68)          (.68)         (.71)          (.76)          (.78)
---------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                    $10.98         $10.01        $11.12         $10.74         $10.80

==========================================================
=============
==========================================================
===========================================================
TOTAL RETURN, AT NET ASSET VALUE (5)               16.94%         (3.87)%       10.30%          6.77%         18.28%

==========================================================
===========================================================
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)        $169,059        $96,640      $110,759       $106,290        $90,623
---------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)               $116,940       $102,168      $111,702        $98,672        $86,471
---------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income                              6.47%          6.25%         6.20%          7.00%          8.02%
Expenses, before voluntary reimbursement
by the Manager                                     1.27%          1.06%         1.06%          1.10%          1.23%
Expenses, net of voluntary reimbursement
by the Manager                                     1.26%           N/A            N/A            N/A           N/A
---------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate (7)                       175.4%          70.3%        110.1%         116.4%          97.1%

1.  For the period from July 11, 1995 (inception of offering) to December 31,
1995.
2.  For the period from May 1, 1993 (inception of offering) to December 31,
1993.
3. Operating results prior to April 15, 1988 were achieved by the Fund's predecessor corporation as a closed-end fund under different investment objectives and policies. Such results are thus not necessarily representative of operating results the Fund may achieve under its current investment objectives and policies.
4. On March 28, 1991, OppenheimerFunds, Inc. became the investment advisor to the Fund.

See accompanying Notes to Financial Statements.


16  Oppenheimer Bond Fund

------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
------------------------------------------------------------------------------------------------------------------------------------
                                              CLASS A
                                              --------------------------------------------------------------------------------------
                                                                         ELEVEN
                                                                         MONTHS
                                                                         ENDED
                                                                         DEC. 31,      YEAR ENDED JANUARY 31,
                                            1990          1989           1988(3)        1988(3)       1987(3)        1986(3)
==========================================================
==========================================================
================
PER SHARE OPERATING DATA:
Net asset value, beginning of period        $10.29        $10.12         $10.55         $11.30        $11.16         $10.91
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment income                          .88           .92            .93           1.09          1.16           1.22
Net realized and unrealized gain (loss)       (.43)          .19           (.36)          (.55)          .22            .35
------------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from investment
operations                                     .45          1.11            .57            .54          1.38           1.57
------------------------------------------------------------------------------------------------------------------------------------
Dividends and distributions to shareholders:
Dividends from net investment income          (.88)         (.94)         (1.00)         (1.29)        (1.24)         (1.32)
Dividends in excess of net investment
income                                          --            --             --            --             --             --
------------------------------------------------------------------------------------------------------------------------------------
Total dividends and distributions
to shareholders                               (.88)         (.94)         (1.00)         (1.29)        (1.24)         (1.32)
------------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period               $9.86        $10.29         $10.12         $10.55        $11.30         $11.16

==========================================================
==============================
==========================================================
==========================================================
================
TOTAL RETURN, AT NET ASSET VALUE (5)          4.74%        11.31%          4.48%           N/A           N/A
   N/A
==========================================================
==========================================================
================
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)    $87,021       $96,380       $102,293       $118,568      $125,513       $121,979

------------------------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)           $90,065      $100,891       $111,264       $118,724      $123,045       $118,253

------------------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income                         8.85%         8.85%          8.75%         10.28%        10.45%         11.26%

Expenses, before voluntary reimbursement
by the Manager                                1.26%         1.14%          1.05%          0.98%         0.93%          0.97%
Expenses, net of voluntary reimbursement
                                              1.24%          N/A            N/A            N/A           N/A            N/A
------------------------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate (7)                   80.4%         41.3%          45.0%          19.5%         59.8%          36.5%


---------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
---------------------------------------------------------------------------------------------------------
                                            CLASS B                                         CLASS C
                                            ------------------------------------            -------------
                                                                                            PERIOD ENDED
                                            YEAR ENDED DECEMBER 31,                         DECEMBER 31,
                                            1995           1994          1993(2)            1995(1)
==========================================================
===============================================
PER SHARE OPERATING DATA:
Net asset value, beginning of period        $10.01         $11.11        $11.10             $10.89
---------------------------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment income                          .63            .58           .40                .28
Net realized and unrealized gain (loss)        .94          (1.08)          .03                .10
---------------------------------------------------------------------------------------------------------
Total income (loss) from investment
operations                                    1.57           (.50)          .43                .38
---------------------------------------------------------------------------------------------------------
Dividends and distributions to shareholders:
Dividends from net investment income          (.60)          (.57)         (.42)              (.28)
Dividends in excess of net investment
income                                          --           (.03)            --                 --
---------------------------------------------------------------------------------------------------------
Total dividends and distributions
to shareholders                               (.60)          (.60)         (.42)              (.28)
---------------------------------------------------------------------------------------------------------
Net asset value, end of period              $10.98         $10.01        $11.11             $10.99

==========================================================
===
==========================================================
===============================================
TOTAL RETURN, AT NET ASSET VALUE (5)        16.06%         (4.53)%        3.91%              3.76%
==========================================================
===============================================
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)    $39,187         $3,451        $1,809             $3,971
---------------------------------------------------------------------------------------------------------
Average net assets (in thousands)           $12,823         $2,747          $922               $979
---------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income                         5.84%          5.53%        4.80%(6)           6.32%(6)
Expenses, before voluntary reimbursement
by the Manager                                2.12%          1.78%        1.90%(6)           2.25%(6)
Expenses, net of voluntary reimbursement
by the Manager                                2.08%            N/A          N/A              1.96%(6)
---------------------------------------------------------------------------------------------------------
Portfolio turnover rate (7)                  175.4%          70.3%        110.1%             175.4%

5. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
6.  Annualized.
7. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended December 31, 1995 were $233,752,932 and $211,825,884, respectively.


17  Oppenheimer Bond Fund

NOTES TO FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

Oppenheimer Bond Fund (the Fund), formerly named Oppenheimer Investment Grade Bond Fund, is a separate fund of Oppenheimer Integrity Funds, a diversified, open end management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to seek a high level of current income by investing mainly in debt instruments. The Fund's investment advisor is OppenheimerFunds, Inc. (the Manager). The Fund offers Class A , Class B and Class C shares. Class A shares are sold with a front-end sales charge.

Class B and Class C shares may be subject to a contingent deferred sales charge. All three classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own distribution and/or service plan, expenses directly attributable to a particular class and exclusive voting rights with respect to matters affecting a single class. Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.
-----------------------------------------------------------------------
---------
INVESTMENT VALUATION. Portfolio securities are valued at the close of the New York Stock Exchange on each trading day. Listed and unlisted securities for which such information is regularly reported are valued at the last sale price of the day or, in the absence of sales, at values based on the closing bid or asked price or the last sale price on the prior trading day. Long-term and short-term "non-money market" debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Such securities which cannot be valued by the approved portfolio pricing service are valued using dealer-supplied valuations provided the Manager is satisfied that the firm rendering the quotes is reliable and that the quotes reflect current market value, or are valued under consistently applied procedures established by the Board of Trustees to determine fair value in good faith. Short-term "money market type" debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount.

SECURITIES PURCHASED ON A WHEN-ISSUED BASIS. Delivery and payment for securities that have been purchased by the Fund on a forward commitment or when-issued basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The Fund maintains, in a segregated account with its custodian, assets with a market value equal to the amount of its purchase commitments. The purchase of securities on a when-issued or forward commitment basis may increase the volatility of the Fund's net asset value to the extent the Fund makes such purchases while remaining substantially fully invested. As of December 31, 1995, the Fund had entered into outstanding when-issued or forward commitments of $10,088,020.

In connection with its ability to purchase securities on a when-issued or forward commitment basis, the Fund may enter into mortgage "dollar-rolls" in which the Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar (same type coupon and maturity) but not identical securities on a specified future date. The Fund records each dollar-roll as a sale and a new purchase transaction.

ALLOCATION OF INCOME, EXPENSES, AND GAINS AND LOSSES. Income, expenses (other than those attributable to a specific class) and gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

FEDERAL TAXES. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income or excise tax provision is required. At December 31, 1995, the Fund had available for federal income tax purposes an unused capital loss carryover of approximately $6,446,000, which expires between 1997 and 2003.

DISTRIBUTIONS TO SHAREHOLDERS. The Fund intends to declare dividends separately for Class A, Class B and Class C shares from net investment income each day the New York Stock Exchange is open for business and pay such dividends monthly. Distributions from net realized gains on investments, if any, will be declared at least once each year.



18  Oppenheimer Bond Fund

FOREIGN CURRENCY TRANSLATION. The accounting records of the Fund are maintained in U.S. dollars. Prices of securities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange. Amounts related to the purchase and sale of securities and investment income are translated at the rates of exchange prevailing on the respective dates of such transactions. The effect of changes in foreign currency exchange rates on investments is separately identified from the fluctuations arising from changes in market values of securities held and reported with all other foreign currency gains and losses in the Fund's Statement of Operations.

CLASSIFICATION OF DISTRIBUTIONS TO SHAREHOLDERS. Net investment income
(loss) and net realized gain (loss) may differ for financial statement and tax purposes primarily because of paydown gains and losses and the recognition of certain foreign currency gains (losses) as ordinary income
(loss) for tax purposes. The character of the distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gain
(loss) was recorded by the Fund.

During the year ended December 31, 1995, the Fund changed the classification of distributions to shareholders to better disclose the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended December 31, 1995, amounts have been reclassified to reflect a decrease in paid-in capital of $363,225, an increase in undistributed net investment income of $321,478, and a decrease in accumulated net realized loss on investments of $41,747.

OTHER. Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

19  Oppenheimer Bond Fund

2.  SHARES OF BENEFICIAL INTEREST

The Fund has authorized an unlimited number of no par value shares of beneficial interest of each class. Transactions in shares of beneficial interest were as follows:


                                                                     YEAR ENDED DECEMBER 31, 1995(1)   YEAR ENDED DECEMBER
31, 1994
                                                                     -------------------------------   -----------------------------
                                                                     SHARES         AMOUNT             SHARES          AMOUNT
                           ---------------------------------------------------------------------------------------------------------
                           Class A:
                           Sold                                       3,592,604     $ 37,958,201        1,071,379       $ 11,256,317
                           Dividends reinvested                         401,453        4,283,086          323,100          3,353,309
                           Issued in connection with
                           the acquisition of:
                           Oppenheimer Strategic Investment
                           Grade Bond Fund - Note 7                   2,101,654       22,529,733               --                --
                           Quest Investment Quality Income
                           Fund - Note 7                              3,900,357       42,201,864               --                --
                           Redeemed                                  (4,249,502)     (45,145,281)      (1,704,508)      (17,865,173)
                                                                   -------------    -------------    -------------     -------------
                           Net increase (decrease)                    5,746,566     $ 61,827,603         (310,029)     $ (3,255,547)
                                                                   =============    =============
=============     =============
                           ---------------------------------------------------------------------------------------------------------
                           Class B:
                           Sold                                       1,038,290     $ 11,014,073         293,817       $  3,089,618
                           Dividends reinvested                          45,815          494,471          11,974            123,504
                           Issued in connection with
                           the acquisition of:
                           Oppenheimer Strategic Investment
                           Grade Bond Fund - Note 7                   1,474,533       15,806,991               --                --
                           Quest Investment Quality Income
                           Fund - Note 7                              1,236,995       13,384,283               --                --
                           Redeemed                                    (569,823)      (6,076,871)        (123,969)       (1,294,834)
                                                                   -------------    -------------    -------------     -------------
                           Net increase                               3,225,810     $ 34,622,947          181,822      $  1,918,288
                                                                   =============    =============
=============     ============
                           ---------------------------------------------------------------------------------------------------------
                           Class C:
                           Sold                                          47,725     $    516,952               --      $         --
                           Dividends reinvested                           1,625           17,809               --                --
                           Issued in connection with
                           the acquisition of
                           Quest Investment Quality
                           Income Fund - Note 7                         362,821        3,929,348               --                --
                           Redeemed                                     (50,720)        (553,589)              --                --
                                                                   -------------    -------------    -------------     ------------
                           Net increase                                 361,451     $  3,910,520               --      $         --
                                                                   =============    =============
=============     ============


1. For the year ended December 31, 1995 for Class A and Class B shares and for the period from July 11, 1995 (inception of offering) to December 31, 1995 for Class C shares.

3.  UNREALIZED GAINS AND LOSSES ON INVESTMENTS

At December 31, 1995, net unrealized appreciation on investments of $9,978,466 was composed of gross appreciation of $11,552,223, and gross depreciation of $1,573,757.

4.  MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund. At a meeting held on July 10, 1995, shareholders of Oppenheimer Bond Fund approved a new investment advisory agreement. Subsequent to July 10, management fees are as follows: .75% of the first $200 million of the Fund's average annual net assets, .72% of the next $200 million, .69% of the next $200 million, .66% of the next $200 million, .60% of the next $200 million, and .50% of aggregate net assets over $1 billion. Prior to July 10, 1995, management fees were as follows: .50% on the first $100 million of average annual net assets with a reduction of .05% on each $200 million thereafter, to .35% on net assets in excess of $500 million. The Manager has agreed to reimburse the Fund if aggregate expenses (with specified exceptions) exceed the most stringent state regulatory limit on Fund expenses.

The Manager has agreed to reimburse the Fund for SEC fees incurred in connection with the acquisition of Quest Investment Quality Income Fund. For the year ended December 31, 1995, commissions (sales charges paid by investors) on sales of Class A shares totaled $166,065, of which $59,442 was retained by OppenheimerFunds Distributor, Inc. (OFDI), a subsidiary of the Manager, as general distributor, and by an affiliated broker/dealer. Sales charges advanced to broker/dealers by OFDI on sales of the Fund's Class B and Class C shares totaled $167,546 and $5,007, of which $14,745 was paid to an affiliated broker/dealer. During the year ended December 31, 1995, OFDI received contingent deferred sales charges of $33,311 upon redemption of Class B shares as reimbursement for sales commissions advanced by OFDI at the time of sale of such shares.


20  Oppenheimer Bond Fund

=======================================================================
=========
4.  MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES (CONTINUED)

OppenheimerFunds Services (OFS), a division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OFS's total costs of providing such services are allocated ratably to these companies.

Under separate approved plans, each class may expend up to .25% of its net assets annually to compensate OFDI for costs incurred in connection with the personal service and maintenance of accounts that hold shares of the Fund, including amounts paid to brokers, dealers, banks and other institutions. In addition, Class B and Class C shares are subject to an asset-based sales charge of .75% of net assets annually, to compensate OFDI for sales commissions paid from its own resources at the time of sale and associated financing costs. In the event of termination or discontinuance of the Class B or Class C plan, the Board of Trustees may allow the Fund to continue payment of the asset-based sales charge to OFDI for distribution expenses incurred on Class B or Class C shares sold prior to termination or discontinuance of the plan. At December 31, 1995, OFDI had incurred unreimbursed expenses of $1,004,267 for Class B and $21,412 for Class C. During the year ended December 31, 1995, OFDI paid $142,856 and $2,033, respectively, to an affiliated broker/dealer as compensation for Class A and Class B personal service and maintenance expenses, and retained $106,790 and $1,848, respectively, as compensation for Class B and Class C sales commissions and service fee advances, as well as financing costs.

=======================================================================
=========
5.  DEFERRED TRUSTEE COMPENSATION

A former trustee elected to defer receipt of fees earned. These deferred fees earned interest at a rate determined by the current Board of Trustees at the beginning of each calendar year, compounded each quarter-end. From January 1, 1995 through May 10, 1995, the Fund was incurring interest at a rate of 7.89% per annum. The final payment was made on May 10, 1995.

=======================================================================
=========
6.  ILLIQUID AND RESTRICTED SECURITIES

At December 31, 1995, investments in securities included issues that are illiquid or restricted. The securities are often purchased in private placement transactions, are not registered under the Securities Act of 1933, may have contractual restrictions on resale, and are valued under methods approved by the Board of Trustees as reflecting fair value. The Fund intends to invest no more than 10% of its net assets (determined at the time of purchase) in illiquid or restricted securities. The aggregate value of these securities subject to this limitation at December 31, 1995 was $755,625 which represents .36% of the Fund's net assets. Information concerning these securities is as follows:

                                                                                                                  VALUATION PER
                                                                                                  COST            UNIT AS OF
                           SECURITY                                        ACQUISITION DATE       PER UNIT        DECEMBER
31, 1995
                           ---------------------------------------------------------------------------------------------------------
                           Pulsar Internacional SA de CV, 11.80%
                           Nts., 9/19/96                                   9/14/95                $100.00         $100.75

Pursuant to guidelines adopted by the Board of Trustees, certain unregistered securities are determined to be liquid and are not included within the 10% limitation specified above.





21  Oppenheimer Bond Fund

=======================================================================
=========
7. ACQUISITION OF STRATEGIC INVESTMENT GRADE AND QUEST INVESTMENT QUALITY INCOME FUND

On September 22, 1995, the Fund acquired all the net assets of Oppenheimer Strategic Investment Grade Bond Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Strategic Investment Grade Bond Fund shareholders on September 20, 1995. The Fund issued 2,101,654 and 1,474,533 shares of beneficial interest for Class A and Class B, respectively, valued at $22,529,733 and $15,806,991 in exchange for the net assets, resulting in combined Class A net assets of $125,283,258 and Class B net assets of $24,206,043 on September 22, 1995. The net assets acquired included net unrealized appreciation of $772,151. The exchange qualifies as a tax-free reorganization for federal income tax purposes.

On November 24, 1995, the Fund acquired all the net assets of Quest Investment Quality Income Fund, pursuant to an Agreement and Plan of Reorganization approved by the Quest Investment Quality Income Fund shareholders on November 16, 1995. The Fund issued 3,900,357, 1,236,995 and 362,821 shares of beneficial interest for Class A, Class B and Class C, respectively, valued at $42,201,864, $13,384,283 and $3,929,348 in exchange for the net assets, resulting in combined Class A net assets of $168,776,907, Class B net assets of $38,281,909 and Class C net assets of $4,265,500 on November 24, 1995. The net assets acquired included net unrealized appreciation of $2,983,610. The exchange qualifies as a tax-free reorganization for federal income tax purposes.
=======================================================================
=========
8.  FUTURES CONTRACTS

The Fund may buy and sell futures contracts in order to gain exposure to or protect against changes in interest rates. The Fund may also buy or write put or call options on these futures contracts. The Fund generally sells futures contracts to hedge against increases in interest rates and the resulting negative effect on the value of fixed rate portfolio securities. The Fund may also purchase futures contracts to gain exposure to changes in interest rates as it may be more efficient or cost effective than actually buying fixed income securities. The Fund will segregate assets to cover its commitments under futures contracts.

Upon entering into a futures contract, the Fund is required to deposit either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Fund each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Fund recognizes a realized gain or loss when the contract is closed or expires.

Risks of entering into futures contracts (and related options) include the possibility that there may be an illiquid market and that a change in the value of the contract or option may not correlate with changes in the value of theunderlying securities.


22  Oppenheimer Bond Fund

INDEPENDENT AUDITORS' REPORT

The Board of Trustees and Shareholders of Oppenheimer Bond Fund:

We have audited the accompanying statement of assets and liabilities, includingthe statement of investments, of Oppenheimer Bond Fund (formerly Oppenheimer Investment Grade Bond Fund) as of December 31, 1995, the related statement of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 1995 and 1994, and the financial highlights for the period January 1, 1991 to December 31, 1995. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights (except for total return) for the period February 1, 1985 to December 31, 1990 were audited by other auditors whose report dated February 4, 1991, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1995 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Oppenheimer Bond Fund at December 31, 1995, the results of its operations, the changes in its net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
---------------------------

DELOITTE & TOUCHE LLP

Denver, Colorado
January 22, 1996

Oppenheimer Bond Fund

FEDERAL INCOME TAX INFORMATION (Unaudited)
=======================================================================
=========
In early 1996, shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1995. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.

None of the dividends paid by the Fund during the fiscal year ended December 31, 1995 are eligible for the corporate dividend- received deduction. The foregoing information is presented to assist shareholders in reporting distributions received from the Fund to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in the state and local tax regulations, we recommend that you consult your tax advisor for specific guidance.

24  Oppenheimer Bond Fund

SHAREHOLDER MEETING (Unaudited)

On July 10, 1995, a special shareholder meeting was held at which the proposed changes in the Fund's investment policies were approved (Proposal No. 1), the new advisory agreement with the Manager was approved (Proposal No. 2), and the Fund's amended Class B 12b-1 Distribution and Service Plan was approved by Class B shareholders (Proposal No. 3), as described in the Fund's proxy statement for that meeting. The following is a report of the votes cast:

                                                                                   WITHHELD/           BROKER
         PROPOSAL                           FOR                  AGAINST           ABSTAIN             NON-VOTES      TOTAL
         ---------------------------------------------------------------------------------------------------------------------------
         Proposal No. 1                     4,962,101.683        449,195.254       185,962.536         1,135,744      5,597,259.473

         Proposal No. 2                     4,892,601.396        492,950.944       211,707.133         1,135,744      5,597,259.473

         Proposal No. 3                       286,217.802         29,365.485         7,912.259            61,076        323,495.546




25  Oppenheimer Bond Fund

OPPENHEIMER BOND FUND
A SERIES OF OPPENHEIMER INTEGRITY FUNDS


OFFICERS AND TRUSTEES
James C. Swain, Chairman and Chief Executive Officer
Robert G. Avis, Trustee
William A. Baker, Trustee
Charles Conrad, Jr., Trustee
Raymond J. Kalinowski, Trustee
C. Howard Kast, Trustee
Robert M. Kirchner, Trustee
Bridget A. Macaskill, President
Ned M. Steel, Trustee
Andrew J. Donohue, Vice President
David P. Negri, Vice President
David Rosenberg, Vice President
George C. Bowen, Vice President, Secretary and Treasurer
Robert J. Bishop, Assistant Treasurer
Scott Farrar, Assistant Treasurer
Robert G. Zack, Assistant Secretary

INVESTMENT ADVISOR
OppenheimerFunds, Inc.

DISTRIBUTOR
OppenheimerFunds Distributor, Inc.

TRANSFER AND SHAREHOLDER SERVICING AGENT
OppenheimerFunds Services

CUSTODIAN OF PORTFOLIO SECURITIES
The Bank of New York

INDEPENDENT AUDITORS
Deloitte & Touche LLP

LEGAL COUNSEL
Myer, Swanson, Adams & Wolf, P.C.



This is a copy of a report to shareholders of Oppenheimer Bond Fund. This report must be preceded by a Prospectus of Oppenheimer Bond Fund. For material information concerning the Fund, see the Prospectus. Shares of Oppenheimer funds are not deposits or obligations of any bank, are not guaranteed by any bank, and are not insured by the FDIC or any other agency, and involve investment risks, including possible loss of the principal amount invested.

-----------------------
OPPENHEIMERFUNDS FAMILY
-----------------------


OppenheimerFunds offers over 35 funds designed to fit virtually every investment goal. Whether you're investing for retirement, your children's education or tax-free income, we have the funds to help you seek your objective. When you invest with OppenheimerFunds, you can feel comfortable knowing that you are investing with a respected financial institution with over 35 years of experience in helping people just like you reach their financial goals. And you're investing with a leader in global, growth stock and flexible fixed-income investments--with over 2.8 million shareholder accounts and more than $41 billion under Oppenheimer's management and that of our affiliates.

At OppenheimerFunds, we don't charge a fee to exchange shares. And you can exchange shares easily by mail or by telephone.(1) For more information on Oppenheimer funds, please contact your financial advisor or call us at 1-800-525-7048 for a prospectus. You may also write us at the address shown on the back cover. As always, please read the prospectus carefully before you invest.

STOCK FUNDS
Global Emerging Growth Fund       Growth Fund
Enterprise Fund                   Global Fund
Discovery Fund                    Quest Global Value Fund
Quest Small Cap Value Fund        Oppenheimer Fund
Gold & Special Minerals Fund      Value Stock Fund
Target Fund                       Quest Value Fund

STOCK & BOND FUNDS
Main Street Income & Growth Fund  Global Growth & Income Fund
Quest Opportunity Value Fund      Equity Income Fund
Total Return Fund                 Asset Allocation Fund
Quest Growth & Income Value Fund  Strategic Income & Growth Fund

BOND FUNDS
International Bond Fund           Bond Fund
High Yield Fund                   U.S. Government Trust
Strategic Income Fund             Limited-Term Government Fund
Champion Income Fund


TAX-EXEMPT FUNDS
California Tax-Exempt Fund(2)     Pennsylvania Tax-Exempt Fund(2)
Florida Tax-Exempt Fund(2)        Tax-Free Bond Fund
New Jersey Tax-Exempt Fund(2)     Insured Tax-Exempt Fund
new York Tax-Exempt Fund(2)       Intermediate Tax-Exempt Fund


MONEY MARKET  FUNDS
Money Market Fund                 Cash Reserves

1. Exchange privileges are subject to change or termination. Shares may be exchanged only for shares of the same class of eligible funds.

2. Available only to investors in certain states.Oppenheimer funds are distributed by OppenheimerFunds Distributor, Inc., Two World Trade Center, New York, NY 10048-0203.

-c-Copyright 1996 OppenheimerFunds, Inc. All rights reserved.


27 Oppenheimer Bond Fund

INFORMATION

GENERAL INFORMATION
Monday-Friday 8:30 a.m.-8 p.m. ET
Saturday 10 a.m.-2 p.m. ET
--------------
1-800-525-7048
--------------

TELEPHONE TRANSACTIONS
Monday-Friday 8:30 a.m.-8 p.m. ET
--------------
1-800-852-8457
--------------

PHONELINK
24 hours a day, automated
information and transactions
--------------
1-800-533-3310
--------------

TELECOMMUNICATIONS DEVICE
FOR THE DEAF (TDD)
Monday-Friday 8:30 a.m.-8 p.m. ET
--------------
1-800-843-4461
--------------

OPPENHEIMERFUNDS
INFORMATION HOTLINE
24 hours a day, timely and insightful
messages on the economy and
issues that affect your investments
--------------
1-800-835-3104
--------------

RA0285.001.1295 February 28, 1996
-----------------------------------------------------------------------
-------

"HOW MAY I HELP YOU?"                [PHOTO]

Jennifer Leonard, Customer Service Representative

OppenheimerFunds Services

As an Oppenheimer funds shareholder, you have some special privileges. Whether it's automatic investment plans, informative newsletters and hotlines, or ready account access, you can benefit from services designed to make investing simple. And when you need help, our Customer Service Representatives are only a toll-free phone call away. They can provide information about your account and handle administrative requests. You can reach them at our General Information number.

When you want to make a transaction, you can do it easily by calling our toll-free Telephone Transactions number. And, by enrolling in AccountLink, a convenient service that "links" your Oppenheimer funds accounts and your bank checking or savings account, you can use the Telephone Transactions number to make investments.

For added convenience, you can get automated information with OppenheimerFunds PhoneLink service, available 24 hours a day, 7 days a week. PhoneLink gives you access to a variety of fund, account, and market information. Of course, you can always speak with a Customer Service Representative during the General Information hours shown at the left.

You can count on us whenever you need assistance. That's why the International Customer Service Association, an independent, nonprofit organization made up of over 3,200 customer service management professionals from around the country, honored the Oppenheimer fund's transfer agent, OppenheimerFunds Services, with their Award of Excellence in 1993.

So call us today--we're here to help.

[LOGO] OPPENHEIMERFUNDS-R-
       OppenheimerFunds Distributor, Inc.                         Bulk Rate
       P.O. Box 5270                                             U.S. Postage
       Denver, CO 80217-5270                                     PAID
                                                               Permit No. 314

                                                           Farmingdale, NY

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
       140 GARDEN STREET - HARTFORD, CONNECTICUT 06154 - 1-800-322-CMIA
                         PROSPECTUS -- OCTOBER 1, 1995

-----------------------------------------------------------------------
---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC. (COMPANY) is a management investment company offering a broad range of investment alternatives through thirteen distinct mutual funds, including the following funds (Accounts):


CONNECTICUT MUTUAL LIQUID ACCOUNT (LIQUID ACCOUNT) is a money market fund offering a single class of shares. The Account seeks high current income consistent with preservation of capital and maintenance of liquidity by investing in money market instruments.


AN INVESTMENT IN THE LIQUID ACCOUNT IS NEITHER INSURED NOR GUARANTEED
BY THE
U.S. GOVERNMENT. THE LIQUID ACCOUNT SEEKS TO MAINTAIN A STABLE PRICE
PER SHARE
OF $1.00, BUT THERE CAN BE NO ASSURANCE THAT IT WILL BE ABLE TO DO SO.


                           CLASS A AND CLASS B SHARES



CONNECTICUT MUTUAL INCOME ACCOUNT (INCOME ACCOUNT) is a short-term bond fund.
The Account seeks high current income consistent with prudent investment risk and preservation of capital by investing primarily in fixed income debt securities having maturities or effective maturities of five years or less.


CONNECTICUT MUTUAL GOVERNMENT SECURITIES ACCOUNT (GOVERNMENT
SECURITIES ACCOUNT)
is a government securities fund. The Account seeks a high level of current income with a high degree of safety of principal by investing primarily in securities issued or guaranteed as to principal and interest by the U.S. Government and its agencies and in obligations that are fully collateralized or otherwise fully backed by U.S. Government securities.

CONNECTICUT MUTUAL TOTAL RETURN ACCOUNT (TOTAL RETURN ACCOUNT) is a balanced fund. The Account seeks to maximize total investment return (achieved from both capital appreciation and income) principally by allocating its assets among stocks, corporate bonds, U.S. Government securities and money market instruments.

CONNECTICUT MUTUAL GROWTH ACCOUNT (GROWTH ACCOUNT) is a growth fund. The Account seeks long term growth of capital by investing primarily in common stocks with low price-earnings ratios and better than anticipated earnings.
Realization of
current income is a secondary consideration.


Please read this prospectus before investing and keep it on file for future reference. The Prospectus contains important information, including how the
Accounts invest and the services available to shareholders. A Statement of
Additional Information (SAI), dated October 1, 1995, has been filed with the
Securities and Exchange Commission and is incorporated herein by reference (and is legally considered a part of this prospectus). The SAI is available free upon request by calling 1-800-322-CMIA.



FOR A PROSPECTUS AND INFORMATION ABOUT OTHER MUTUAL FUNDS OFFERED
BY THE COMPANY

CALL 1-800-234-5606.


-----------------------------------------------------------------------
---------

SHARES OF THE ACCOUNTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR
GUARANTEED OR
ENDORSED BY, ANY BANK OR OTHER DEPOSITORY INSTITUTION, AND ARE NOT
FEDERALLY
INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL
RESERVE BOARD
OR ANY OTHER GOVERNMENT AGENCY. SHARES OF THE ACCOUNTS INVOLVE
INVESTMENT RISKS,
INCLUDING FLUCTUATIONS IN VALUE AND THE POSSIBLE LOSS OF SOME OR ALL
OF THE
PRINCIPAL INVESTMENT.
-----------------------------------------------------------------------
---------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES
 AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES  COMMISSION  NOR
 HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
                 REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               Prospectus Page 1

                  Connecticut Mutual Investment Accounts, Inc.

                               TABLE OF CONTENTS

-----------------------------------------------------------------------
---------


  PAGE

  ----

 Prospectus Summary......................................................
   3

     Your Investment.....................................................
   4

     Alternative Purchase Plan...........................................
   6

     Your Shareholder Manual.............................................
   7

     Summary of Investor Expenses........................................
   9

 Financial Highlights....................................................
  11

 Investment Objectives and Policies......................................
  12

 Your Account............................................................
  16

     How to Buy Shares...................................................
  16

     How to Sell Shares..................................................
  19

     How to Exchange Shares..............................................
  20

     Investor Services...................................................
  21

     Transaction Details.................................................
  23

 Management..............................................................
  25

     The Manager.........................................................
  25

     Breakdown of Expenses...............................................
  26

 Dividends, Capital Gains and Taxes......................................
  28

 The Company.............................................................
  30

     Performance.........................................................
  31

 Risk Factors, Securities and Investment Techniques......................
  32

 Appendix A: Description of Securities Ratings...........................
 A-1

 Appendix B: Credit Quality Distribution.................................
 B-1

                               Prospectus Page 2

                  Connecticut Mutual Investment Accounts, Inc.

                               PROSPECTUS SUMMARY

-----------------------------------------------------------------------
---------

                       CONNECTICUT MUTUAL LIQUID ACCOUNT
                       CONNECTICUT MUTUAL INCOME ACCOUNT
                CONNECTICUT MUTUAL GOVERNMENT SECURITIES ACCOUNT
                    CONNECTICUT MUTUAL TOTAL RETURN ACCOUNT
                       CONNECTICUT MUTUAL GROWTH ACCOUNT


THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE
DETAILED
INFORMATION APPEARING IN THE BODY OF THIS PROSPECTUS. CROSS-REFERENCES
IN THIS
SUMMARY REFER TO HEADINGS IN THE BODY OF THE PROSPECTUS.



 INVESTMENT OBJECTIVES                     Liquid Account is a money
market fund and seeks high
current income consistent with
                                           preservation of capital and
maintenance of liquidity. Income Account is
a short-term
                                           bond fund and seeks high
current income consistent with prudent
investment risk and
                                           preservation of capital.
Government Securities Account is a government
securities
                                           fund and seeks a high level of
current income with a high degree of safety
of
                                           principal and interest. Total
Return Account is a balanced fund seeking
to maximize
                                           total investment return. Growth
Account is a growth fund and seeks long-
term growth
                                           of capital.
 INVESTMENT MANAGER                        G.R. Phelps & Co., Inc. (G.R.
Phelps), an indirect
subsidiary of Connecticut Mutual
                                           Life Insurance Company
(Connecticut Mutual), with over $2.7 billion in
assets under
                                           management.
 DISTRIBUTOR                               Connecticut Mutual Financial
Services, L.L.C. (CMFS), an
indirect subsidiary of
                                           Connecticut Mutual.
 ALTERNATIVE PURCHASE PLAN:                Each Account, except the Liquid
Account, offers
Class A and Class B shares, each with
                                           different expense levels and
a public offering price that reflects different
sales
                                           charges. The Liquid Account
offers a single class of shares.
 / / CLASS A SHARES                        Offered at net asset value plus
any applicable sales charge
(maximum is 5.00% of
                                           public offering price) and
subject to Rule 12b-1 fees at the rate of up to
0.25% of
                                           the average daily net assets
of the Class A shares.
 / / CLASS B SHARES                        Offered at net asset value (a
maximum deferred sales charge
of 5% of the lesser of
                                           the shares' net asset value or
the original purchase price is imposed on
certain
                                           redemptions made within six
years of date of purchase) and subject to
Rule 12b-1 fees
                                           at the rate of up to 1.00% of
the average daily net assets of the Class B
shares.
 / / LIQUID ACCOUNT SHARES                 Offered at net asset value and
subject to Rule 12b-1
fees at the rate of up to 0.10%
                                           of the average daily net assets
of the shares.
 SHARES AVAILABLE THROUGH                  Many brokerage firms
nationwide, or directly
through the Accounts' distributor, CMFS.
 EXCHANGE PRIVILEGES                       Shares of one Account (other
than Liquid Account) may
be exchanged for shares of the
                                           corresponding class of other
Accounts in the Company without a sales
charge.
                                           Exchanges of shares of Liquid
Account for shares of any other Account
will be subject
                                           to the sales charge applicable
to such other Account.


                               Prospectus Page 3

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

 DIVIDENDS AND                             Dividends will be paid
semi-annually for Growth Account and
Total Return Account and
  OTHER DISTRIBUTIONS                      monthly for Government
Securities Account and Income
Account from available net
                                           investment income. Dividends
from net investment income of Liquid
Account are
                                           declared daily and paid
monthly. All realized net capital gains, if any, will
be
                                           distributed at least annually.
 DIVIDEND REINVESTMENT                     Distributions may be reinvested
in Account shares of
the same class or in a
                                           corresponding class of the
other Accounts (except Liquid Account) in the
Company
                                           automatically without a sales
charge. See "Investor Services" for a
discussion of
                                           Liquid Account dividend
reinvestment privileges.
 FIRST PURCHASE                            $1000 minimum ($250 for IRAs
and reduced amounts for
retirement plans). Automatic
                                           Investment Plans may be
established without regard to a minimum initial
investment.
 SUBSEQUENT PURCHASES                      $50 minimum.
 OTHER FEATURES:

 / /CLASS A SHARES AND                     Statement of Intention;
Quantity Discounts; Rights of
Accumulation; Reinstatement
  LIQUID ACCOUNT SHARES                    Privilege; Systematic
Withdrawal Plan; Automatic
Investment Plan; Dollar Cost
                                           Averaging Program; Automatic
Dividend Diversification; Check Writing
(Liquid Account
                                           only).
 / / CLASS B SHARES                        Automatic Investment Plan;
Dollar Cost Averaging Program;
Automatic Dividend
                                           Diversification; Systematic
Withdrawal Plan.


-----------------------------------------------------------------------
---------

YOUR INVESTMENT


THE ACCOUNTS. Each Account is a diversified series of the Company, a registered open-end management investment company. Each Account's shares are available through broker/dealers that have entered into agreements to sell shares with the
Accounts' distributor, CMFS. Shares also may be acquired directly through CMFS or through exchanges of shares of the other accounts in the Company. Shares of the Liquid Account may be acquired through the exchange of either Class
A or
Class B shares of the other Accounts in the Company. See "Your Shareholder Manual," "How to Buy Shares" and "How to Exchange Shares." Shares may be redeemed either through broker/ dealers or National Financial Data Services
(Transfer Agent). See "Your Shareholder Manual" and "How to Sell Shares."


INVESTMENT MANAGER. G.R. Phelps is the investment manager (Manager) and administrator for each of the Accounts. G.R. Phelps provides investment management and/or administrative services to all of the accounts in the Company as well as other mutual funds and institutional clients. G.R. Phelps is an indirect subsidiary of Connecticut Mutual and has been a registered investment adviser since 1976. Connecticut Mutual is the sixth oldest life insurance company in the United States, and the oldest life insurance company in Connecticut.

INVESTMENT OBJECTIVES, TECHNIQUES AND RISK FACTORS. Each Account has a different investment objective and policies and is subject to certain risks. See "Investment Objectives and Policies" and "Risk Factors, Securities and Investment Techniques."


The LIQUID ACCOUNT seeks as high a level of current income as is consistent with preservation of capital and maintenance of liquidity by investing exclusively in money market instruments. These are high quality, short-term U.S. dollar denominated securities and include U.S. Government obligations, commercial paper, certificates of deposit, bankers' acceptances, bank deposits and other corporate debt securities. The Account seeks to maintain a constant net asset value of $1 per share by investing in securities having an actual or effective maturity of 365 days or less and maintaining a dollar weighted average portfolio maturity of 90 days or less. There can be no assurance that the Account will maintain a stable net asset value per share.


                               Prospectus Page 4

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

The INCOME ACCOUNT seeks high current income consistent with prudent investment risk and preservation of capital. The Account invests primarily in corporate debt securities with remaining maturities of five years or less or mortgage debt securities with prepayment features which, in the judgment of the Manager, will result in payment of interest and principal such that the effective maturity of the securities is five years or less. The Account anticipates maintaining an average dollar weighted portfolio maturity of generally between two and three years. The Account invests at least 75% of its total assets in U.S. Government and U.S. Government-related securities, dollar-denominated foreign government and corporate securities and short-term investments, all of which are rated at least investment grade or, if unrated, judged to be of equivalent quality by the
Manager. The Account may invest up to 25% of its assets in lower quality debt securities (commonly referred to as junk bonds) and preferred stocks. Consistent with these policies the Account may invest up to 5% of its assets in non-dollar-denominated securities of foreign issuers.


The GOVERNMENT SECURITIES ACCOUNT seeks a high level of current income with a high degree of safety of principal. The Account invests primarily in U.S. Government securities and U.S. Government-related securities, including collateralized mortgage obligations. The remainder of its assets may be invested in other investment grade debt obligations and private issuers. The Account may enter into mortgage dollar roll transactions to enhance its yield.



The TOTAL RETURN ACCOUNT seeks to maximize total investment return principally by allocating its assets among stocks, bonds and money market instruments. The
Account's debt securities are expected to have a portfolio maturity of 6 to 12 years. The Account may invest up to 25% of its total assets in the aggregate in debt securities and preferred stocks rated below investment grade (commonly called junk bonds) and unrated securities determined by the manager to be of comparable credit quality. Consistent with these policies the Account may invest to a limited extent in securities of foreign issuers.

The GROWTH ACCOUNT seeks long term growth of capital by investing primarily in common stocks with low price earning ratios and better than anticipated earnings. Realization of current income is a secondary consideration. In selecting investments for the Growth Account, the
Manager uses a quantitative investment discipline in combination with fundamental securities analysis. The Account may invest the remainder of its assets in corporate and U.S. Government debt obligations including convertible bonds rated below investment grade but not rated below B.


RISK FACTORS. There is no assurance that any Account will achieve its investment objective. Each Account's net asset value (except, generally, Liquid Account's net asset value) will change reflecting fluctuations in the market value of its portfolio positions. Any Account's portfolio of fixed income securities will generally fluctuate inversely with changes in interest rates. Investments by the
Income Account, Total Return Account and Growth Account in lower rated securities involve greater risk of default and price volatility than higher rated obligations. Also, investments by the Income Account, Total Return Account and Growth Account in foreign securities involve risks not normally associated with U.S. securities relating to political and economic developments and differences in the regulations to which U.S. and foreign issuers are subject.
Foreign denominated foreign securities also involve risk of adverse changes in foreign currency exchange rates. An Account's participation in currency transactions, options and futures transactions and investment in certain derivative instruments also involve special risks and transaction costs. See
"Risk Factors, Securities and Investment Techniques."



EXPENSES. Each Account pays G.R. Phelps an investment advisory fee based on the average daily net assets of the Account, as described under "Management
-- The
Manager." As the Accounts' distributor, CMFS collects the sales charges imposed on purchases of Class A shares, and reallows all or a portion of such charges to broker/dealers that have made such sales. In addition, CMFS collects any contingent deferred sales charges
(CDSC)
that may be imposed on certain redemptions of Class A shares, on redemptions of
Class B shares and on redemptions of shares of the Liquid Account that were acquired in an exchange from Class B shares of each other Account in the Company. CMFS also pays broker/ dealers upon their sales of Class B shares and pays broker/dealers and other financial institutions ongoing commission payments for servicing shareholder accounts. See "Your Account -- How to Buy Shares."


                               Prospectus Page 5

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.


Pursuant to separate distribution plans for the Liquid Account's shares and for each of the other Account's Class A shares and Class B shares adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended
(1940 Act), each Account may pay CMFS a fee at an annual rate that is a certain percentage of the average daily net assets of the Liquid Account's shares or the other Account's Class A shares or Class B shares (as appropriate) as reimbursement for its expenditures incurred in distributing and servicing the
Liquid Account's shares or the other Account's Class A shares or Class B shares, respectively.

Each Account pays all expenses not required to be assumed by G.R. Phelps or other agents. From time to time, G.R. Phelps may agree not to impose all or a portion of its advisory fee and/or undertake to pay or reimburse an Account for all or a portion of its expenses not otherwise required to be borne or reimbursed by G.R. Phelps. See "Management -- Breakdown of Expenses."

-----------------------------------------------------------------------
---------


ALTERNATIVE_ PURCHASE_ PLAN



Each Account except the Liquid Account offers investors two classes of shares.
The Liquid Account offers a single class of shares. The primary distinction between the two classes of shares lies in their sales charge structures and ongoing expenses. See "Summary of Investor Expenses." Each class bears the separate expenses of its Rule 12b-1 plan and its transfer agency fees and expenses. Each class has a separate exchange privilege. See "Your Account -- How to Exchange Shares" and "The Company." Class A and Class B shares of an Account represent interests in the same portfolio of investments of that Account and have the same rights, except as noted. Each class has exclusive voting rights with respect to its Rule 12b-1 plan. Dividends and other distributions paid by each Account with respect to its Class A and Class B shares are calculated in the same manner and at the same time. The per share dividends on Class B shares of an Account will be lower than those on Class A shares of that Account as a result of the higher Rule 12b-1 fees applicable with respect to Class B shares.


CLASS A SHARES. An investor who purchases Class A shares pays a sales charge at the time of purchase. As a result, Class A shares are not subject to any charges when they are redeemed except as described in "How To Buy Shares -- Contingent
Deferred Sales Charge -- Class A Shares." Certain purchases of Class A shares qualify for reduced sales charges. See "How To Buy Shares -- Reducing or Eliminating Your Sales Charge -- Class A Shares." Class A shares currently bear a Rule 12b-1 fee at an annual rate of up to 0.25% of the Fund's average net assets attributable to Class A shares.



CLASS B SHARES. Class B shares are sold without an initial sales charge, but are subject to a CDSC of up to 5.00% if redeemed within six years. Class B shares also bear a higher Rule 12b-1 fee than Class A shares, currently at an annual rate of up to 1.00% of the Fund's average net assets attributable to Class B shares. Class B shares will automatically convert into Class A shares, based on relative net asset value, eight years after purchase. See "How To Buy Shares --
Purchasing Class B Shares."



CHOOSING AN ALTERNATIVE. Over time, the cumulative expense of the 1.00% annual
Rule 12b-1 fees of the Class B shares will approximate or exceed the expense of the applicable 5.00% maximum initial sales charge plus the 0.25% Rule 12b-1 fees of the Class A shares. If you expect to maintain your investment in an Account over the long-term but do not qualify for a reduced sales charge, you might elect to purchase Class A shares. Class B investors, however, enjoy the benefit of permitting all their dollars to work from the time the investments are made.
Any positive investment return on this additional invested amount would partially or wholly offset the higher annual expenses borne by Class B shares.
Because the timing and amount of the Account's future returns cannot be predicted, however, there can be no assurance that such a positive return will be achieved. Class B shareholders pay a CDSC if they are redeemed during the first six years after purchase, unless a sales charge waiver applies. If you expect to redeem Class B shares during this period, you


                               Prospectus Page 6

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

should consider the cost of the applicable CDSC in addition to the annual
Class
B Rule 12b-1 fees.


MAXIMUM INVESTMENTS. Class B share purchases over $500,000 will be treated as purchases of Class A shares or declined.


REDUCED SALES CHARGES. Class A share purchases over $500,000 and Class A share purchases made under an Account's reduced sales charge plans may be made at a lower initial sales charge. See "How to Buy Shares" for a complete list of reduced sales charges applicable to Class A purchases.


WAIVERS OF SALES CHARGES. The entire initial sales charge on Class A shares of an Account may be waived for certain eligible purchasers and these purchasers' entire purchase price would be immediately invested in an Account. The CDSC may be waived upon redemption of certain Class B shares. If you are eligible for complete waivers of the initial sales charge you should purchase Class A shares.
See "How to Buy Shares" for a complete list of initial sales charge waivers applicable to Class A purchases and CDSC waivers applicable to Class B purchases. A 1.00% CDSC is imposed on certain redemptions of Class A shares on which no initial sales charge was assessed.



The CDSC on the Class B shares and the initial sales charge on the Class A shares are both intended to compensate CMFS and selling broker/ dealers for their distribution services. Broker/ dealers may receive different levels of compensation for selling a particular class of shares of an Account.



See "Your Account" for a more complete description of the sales charges, Rule
12b-1 fees and investor services applicable to shares of the Accounts.


-----------------------------------------------------------------------
---------

YOUR SHAREHOLDER MANUAL


                                                              INITIAL
 SUBSEQUENT
MINIMUM INVESTMENTS                                         INVESTMENT*
 INVESTMENT
-----------------------------------------------------------------------
-------------

/ /Automatic Investment Plans                                  $    0
     $50

/ /IRAs and other tax qualified plans; deferred
   compensation plans                                          $  250
     $50
/ /  All other purchases                                       $1,000
     $50


* Minimums may be waived for certain automated payroll deduction plans.


 BUYING SHARES           TO OPEN AN ACCOUNT          TO ADD TO AN ACCOUNT

-----------------------------------------------------------------------
-----
 BY MAIL            / /Complete and sign the     / /Make your check
payable
                    application.                 to "CMIA." Indicate your
                     Make your check payable to     account number on your
                       "CMIA."                      check and mail to the
                     Mail to CMIA, P.O. Box         address printed on
your
                       419694                       account statement.
                     Kansas City, MO 64179-0938.
                                                 / /Exchange by mail: call
                                                 1-800-322-CMIA (select
                                                    option "2") for
                                                    instructions.

-----------------------------------------------------------------------
-----
 BY WIRE            / /Call 1-800-322-CMIA by    / /Call 1-800-322-CMIA
by
                    12:00 noon Eastern Time on   12:00 noon Eastern Time
on
                       the day of investment to     the day of investment
to
                       set up your account and      arrange a wire
                       arrange a wire               transaction.
                       transaction.
                    / /Wire by 4:00 p.m. Eastern / /Wire by 4:00 p.m.
Eastern
                       Time to:                     Time to:
                     State Street Bank and Trust  State Street Bank and
Trust
                     Company                      Company
                     Bank Routing # 011000028     Bank Routing # 011000028
                     NFDS Account # 99042129      NFDS Account # 99042129
                     Specify Account name, class  Specify Account name,
class
                     of shares and include your   of shares and include
your
                     name and account number.     name and account number.


                               Prospectus Page 7

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

 BUYING SHARES           TO OPEN AN ACCOUNT          TO ADD TO AN ACCOUNT

-----------------------------------------------------------------------
-----
 BY PHONE           / /Exchange from another     / /Exchange from another
 1-800-322-CMIA        account in the same class    account in the same
class
 (select option        (or from the Liquid          (or from the Liquid
 "2")                  Account) with the same       Account) with the same
                       registration, including      registration,
including
                       name, address and            name, address and
                       taxpayer ID number.          taxpayer ID number.

-----------------------------------------------------------------------
-----
 AUTOMATICALLY      / /You may not open an       / /Establish an Automatic
                       account automatically, but   Investment Plan or
Dollar
                       you may complete and sign    Cost Averaging
Investment
                       an application; make your    Program. Sign up for
                       check payable to CMIA;       these services when
                       and mail to the address      opening your account
by
                       indicated on the             completing Section 9
on
                       application.                 the enclosed
application,
                                                    or call 1-800-322-CMIA
                                                    for information about
                                                    adding these services
to
                                                    your account or
complete
                                                    an Automatic
Investment
                                                    Plan application.

-----------------------------------------------------------------------
-----
 SELLING SHARES     ACCOUNT TYPE                 SPECIAL REQUIREMENTS

-----------------------------------------------------------------------
-----
 BY MAIL            / /Individual, Joint Tenant, / /The letter of
instruction
                       Sole Proprietorship, UGMA,   must be signed by all
                       UTMA                         persons required to
sign
                                                    for transactions,
exactly
                                                    as their names appear
on
                                                    the account.
 Each redemption
 request is limited / /Retirement Account        / /The account owner
should
 to $50,000 unless                                  complete a retirement
 you have provided                                  distribution form.
Call
 a signature                                        1-800-322-CMIA to
request
                                                    one.
 guarantee.         / /Trust                     / /The trustee must sign
the
                                                    letter indicating
capacity
                                                    as trustee. If the
                                                    trustee's name is not
in
                                                    the account
registration,
                                                    provide a copy of the
                                                    trust document
certified
                                                    within the last 60
days.
                    / /Business or Organization  / /At least one person
                                                    authorized by
corporate
                                                    resolution to act on
the
                                                    account must sign the
                                                    letter. Include a
                                                    corporate resolution
with
                                                    corporate seal or a
                                                    signature guarantee.
                    / /Executor, Administrator,  / /Call 1-800-322-CMIA
for
                    Conservator, Guardian           instructions.

-----------------------------------------------------------------------
-----
 BY PHONE           / /All account types except  / /Minimum request: $500,
 1-800-322-CMIA        retirement                   unless closing an
account.
                                                    Limited to $50,000 per
                                                    day.
 (select option     / / All account types        / /You may exchange to
the
 "2")                                               same class of other
Accounts
                                                    (or to the Liquid
Account
                                                    shares) if both
accounts
                                                    are registered with
the
                                                    same name(s), address
and
                                                    taxpayer ID number.

-----------------------------------------------------------------------
-----
 BY WIRE            / /All account types except  / /Minimum wire: $1,000.
                       retirement
                                                 / /Each redemption
request
                                                    is limited to $50,000
unless
                                                    you have provided a
                                                    signature guarantee.
                                                 / /A voided check and
your
                                                    signature, which must
be
                                                    signature guaranteed,
                                                    must accompany a wire
                                                    redemption request
unless
                                                    you elected Telephone
                                                    Redemption on the
initial
                                                    application.
                                                 / /Your wire redemption
                                                    request must be
received
                                                    before 4:00 p.m.
Eastern
                                                    time for money to be
                                                    wired on the next
                                                    business day.


                               Prospectus Page 8

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

SUMMARY OF INVESTOR EXPENSES


The following table lists Shareholder Transaction Expenses and estimated
Annual
Operating Expenses for the current fiscal year related to an investment in shares of the Liquid Account and Class A and Class B shares of each of the other
Accounts. Annual Operating Expenses are based on expenses for shares of the
Liquid Account and Class A shares incurred in the fiscal year ended
December 31,
1994. Annual operating expenses of Class B shares are based on estimated expenses that would have been incurred during the previous fiscal year had Class
B shares been outstanding.



          GOVERNMENT

          SECURITIES        TOTAL RETURN
GROWTH
                                                             INCOME
ACCOUNT         ACCOUNT            ACCOUNT
      ACCOUNT

-----------------   ----------------   ----------------   -------
                                                   LIQUID    CLASS
CLASS     CLASS    CLASS     CLASS
CLASS     CLASS
                                                   ACCOUNT     A
B         A        B         A        B         A
                                                   ------   -------
-------   -------   ------   -------   ------   -------
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Load Imposed on Purchases
  (as a percentage of offering price)............  None      4.00%
None      4.00%    None      5.00%
None      5.00%
Deferred Sales Load (as a percentage of original
  purchase price or redemption proceeds, as
  applicable)....................................  None(1)   None(2)
5.00%     None(2)  5.00%     None(2)  5.00%
   None(2)
Exchange Fee(3)..................................  None      None
None      None     None      None     None
    None
ANNUAL OPERATING EXPENSES OF EACH ACCOUNT
  (as a percentage of average net assets)
Management Fees..................................   .50%     .625%
 .625%     .625%    .625%     .625%
 .625%     .625%
12b-1 Fees (net of expense limits, if any).......   .00(4)    .00(5)
1.00       .00(5)  1.00       .25(5)  1.00
     .25(5)
Other Expenses (net of expense limits, if any)...   .43       .00(6)
 .00(6)   .285     .285      .335     .335
    .395
                                                   ----     -----
------    -----     -----    -----     -----    -----
TOTAL ANNUAL OPERATING EXPENSES OF EACH
  ACCOUNT........................................   .93%     .625%
1.625%      .91%    1.91%     1.21%
1.96%     1.27%
                                                   ----     -----
------    -----     -----    -----     -----    -----
                                                   ----     -----
-----     -----     -----    -----     -----    -----


                                                   CLASS
                                                     B
                                                   ------
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Load Imposed on Purchases
  (as a percentage of offering price)............  None
Deferred Sales Load (as a percentage of original
  purchase price or redemption proceeds, as
  applicable)....................................  5.00%
Exchange Fee(3)..................................  None
ANNUAL OPERATING EXPENSES OF EACH ACCOUNT
  (as a percentage of average net assets)
Management Fees..................................  .625%
12b-1 Fees (net of expense limits, if any).......  1.00
Other Expenses (net of expense limits, if any)...  .395
                                                   -----
TOTAL ANNUAL OPERATING EXPENSES OF EACH
  ACCOUNT........................................  2.02%
                                                   -----
                                                   -----


---------


         (1)
  Shares of the Liquid Account acquired by exchange from Class A or Class
B
  shares of any other Account which are subject to a CDSC will be subject to a
  CDSC if redeemed. The CDSC will be at a rate equal to the CDSC rate on the original shares when exchanged. See "How To Sell Shares."


         (2)
  Purchases of $500,000 or more are not subject to an initial sales charge but may be subject to a contingent deferred sales charge of 1% if the shares are redeemed within 12 months after the calendar month of purchase. See "How to
  Buy Shares -- Contingent Deferred Sales Charge -- Class A Shares."


         (3)
  All exchanges in excess of 12 exchanges in a 12-month period are subject to an exchange fee of .75% of the net asset value of the shares redeemed. See "Exchange Restrictions."



         (4)
  During the fiscal year ended December 31, 1994, the Account's distributor agreed not to impose any reimbursement to which it would otherwise have been entitled pursuant to Liquid Account's Rule 12b-1 distribution plan.
Absent
  such an agreement, the Liquid Account would have incurred distribution expenses pursuant to its Rule 12b-1 Plan of .10% of the average daily net
  assets of the Account and Total Annual Operating Expenses would have been
  1.03% of such assets. The Liquid Account may pay, in 1995, a portion of the maximum amount payable annually under the Rule 12b-1 plan, which is .10% of the average daily net assets of the Account.


         (5)
  Each Account (other than Liquid Account) adopted a Class A Rule 12b-1 plan, effective January 1, 1995, pursuant to which each such Account may pay
CMFS up
  to .25% annually of such Account's Class A related average net assets in reimbursement for distribution and shareholder services. CMFS has temporarily agreed not to impose any fees to which it would otherwise be entitled under the Class A Rule 12b-1 plans for Income Account and Government
Securities
  Account for the current fiscal year. In the absence of such agreements by
  CMFS, the Class A Rule 12b-1 fees of each such Account would have been .25% of the average daily net assets of the Account attributable to its Class
A shares
  and the total annual operating expenses of Class A shares of Income
Account
  and Government Securities Account would have been .875% and 1.16%, respectively. The Rule 12b-1 fees with respect to Class A shares for
Total
  Return Account and Growth Account have been restated to reflect the imposition of the full .25% Class A Rule 12b-1 fee for each such Account as of May
1,
  1995.


         (6)
  Until December 31, 1995, CMFS has temporarily agreed to limit the other expenses (not including Rule 12b-1 fees and other class-specific expenses)
  related to the Income Account. In the absence of such an agreement, the estimated expenses related to Class A shares and Class B shares would be .315%
  and .315%, respectively, and estimated Total Annual Operating Expenses of the
  Account related to Class A shares and Class B shares for the current fiscal year would be .94% and 1.94%, respectively.



   EXAMPLE: Assuming that an Account's (other than the Liquid Account's) annual return is 5% and that its operating expenses are exactly as described above, if you closed your account after the number of years indicated below, for every $1,000 invested, your investment would bear the following amounts in total expenses:




   GOVERNMENT    TOTAL
                                                                  INCOME
  SECURITIES   RETURN    GROWTH
                                                                  ACCOUNT
  ACCOUNT     ACCOUNT   ACCOUNT
                                                                  -------
 ----------   -------   -------
CLASS A SHARES
    After 1 year................................................    $ 46
     $ 49        $ 62      $ 62
    After 3 years...............................................      71
       73          86        88
    After 5 years...............................................      98
       99         113       116
    After 10 years..............................................     174
      173         189       195


                               Prospectus Page 9

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.


   GOVERNMENT    TOTAL
                                                                  INCOME
  SECURITIES   RETURN    GROWTH
                                                                  ACCOUNT
  ACCOUNT     ACCOUNT   ACCOUNT
                                                                  -------
 ----------   -------   -------
CLASS B SHARES
  ASSUMING COMPLETE REDEMPTION AT END OF PERIOD
    After 1 year................................................    $ 67
     $ 69        $ 70      $ 71
    After 3 years...............................................      98
      100         102       103
    After 5 years...............................................     122
      123         126       129
    After 10 years..............................................     204
      204         209       216
  ASSUMING NO REDEMPTION
    After 1 year................................................    $ 17
     $ 69        $ 20      $ 21
    After 3 years...............................................      58
      100          62        63
    After 5 years...............................................     102
      123         106       109
    After 10 years..............................................     204
      204         209       216



  With respect to the Liquid Account, your investment, based on the same assumptions as set forth in the paragraph above, would bear the following
  amounts in total expenses:



    After 1 year................................................    $  9
    After 3 years...............................................      30
    After 5 years...............................................      51
    After 10 years..............................................     114



The purpose of the above table and Example is to summarize the aggregate expenses of Class A and Class B shares of each Account and the shares of the
Liquid Account and to assist investors in understanding the various costs and expenses that investors in an Account will bear directly or indirectly. See
"Breakdown of Expenses." THESE EXAMPLES ILLUSTRATE THE EFFECT OF EXPENSES,
AND
SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES;
ACTUAL
EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.



Shareholders should be aware that the Accounts' payment of distribution fees may result in long-term shareholders indirectly paying more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc. (NASD).


                               Prospectus Page 10

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

                              FINANCIAL HIGHLIGHTS

-----------------------------------------------------------------------
---------


The following information for the period ended December 31, 1994 has been derived from audited financial statements together with the auditors' report for the year ended December 31, 1994 which is included in the Statement of Additional Information and incorporated herein by reference. The information for the six months ended June 30, 1995 is unaudited. Additional information about the performance of Class A shares of each Account and the Liquid Account shares is contained in the Company's 1994 Annual Report to Shareholders which may be obtained without charge by calling or writing the Company at the telephone number or address on the cover page of this Prospectus. No financial highlights exist for Class B shares.



Selected data for a Class A share and, with respect to the Liquid Account, a
Liquid Account share, of capital stock outstanding throughout the period:


                                    NET
                                   REALIZED DISTRIBUTIONS  NET  NET
                                     &       FROM        ASSET  ASSET
                                   UNREALIZED  NET       VALUE  VALUE
                         DIVIDENDS  GAIN    REALIZED      AT     AT
                  NET    FROM NET  (LOSS)      GAIN     BEGINNING  END
YEARS ENDED  INVESTMENT  INVESTMENT ON          ON         OF      OF
DECEMBER 31     INCOME   INCOME   INVESTMENTS  INVESTMENTS PERIOD PERIOD
---------------  ------  --------  ------   ------   -----  -----
LIQUID ACCOUNT
  1985           $.0729  $(.0729)  $-       $-       $1.00  $1.00
  1986            .0588   (.0588)   -        -        1.00   1.00
  1987            .0581   (.0581)   -        -        1.00   1.00
  1988            .0664   (.0664)   -        -        1.00   1.00
  1989            .0822   (.0822)   -        -        1.00   1.00
  1990            .0731   (.0731)   -        -        1.00   1.00
  1991            .0522   (.0522)   -        -        1.00   1.00
  1992            .0287   (.0287)   -        -        1.00   1.00
  1993            .0227   (.0227)   -        -        1.00   1.00
  1994            .0334   (.0334)   -        -        1.00   1.00
  6/30/95         .0256   (.0256)   -        -        1.00   1.00
  (unaudited)
GOVERNMENT SECURITIES ACCOUNT
  1985(a)         .24     (.21)      .70     -       10.00  10.73
  1986            .92     (.92)      .28     (.11)   10.73  10.90
  1987            .84     (.84)     (.52)    (.21)   10.90  10.17
  1988            .84     (.85)     (.05)    (.05)   10.17  10.06
  1989            .84     (.84)      .52     -       10.06  10.58
  1990            .84     (.84)      .10     -       10.58  10.68
  1991            .85     (.85)      .68     -       10.68  11.36
  1992            .77     (.77)     (.12)    (.05)   11.36  11.19
  1993            .70     (.70)      .36     (.64)   11.19  10.91
  1994            .69     (.69)    (1.14)    (.01)   10.91   9.76
  6/30/95         .37     (.36)      .67     -        9.76  10.44
  (unaudited)
INCOME ACCOUNT
  1985(a)         .24     (.23)      .54     -       10.00  10.55
  1986            .83     (.83)      .57     (.08)   10.55  11.04
  1987            .76     (.76)     (.56)    (.51)   11.04   9.97
  1988            .84     (.85)     (.19)    -        9.97   9.77
  1989            .88     (.88)      .02     -        9.77   9.79
  1990            .94     (.94)     (.35)    -        9.79   9.44
  1991            .81     (.81)      .47     -        9.44   9.91
  1992            .79     (.79)     (.16)    -        9.91   9.75
  1993            .65     (.65)      .11     -        9.75   9.86
  1994            .68     (.68)     (.72)    -        9.86   9.14
  6/30/95         .33     (.33)      .30     -        9.14   9.44
  (unaudited)
TOTAL RETURN ACCOUNT
  1985(a)         .13     (.12)      .90     -       10.00  10.91
  1986            .31     (.30)      .99     (.04)   10.91  11.87
  1987            .38     (.38)      .13    (1.09)   11.87  10.91
  1988            .53     (.53)      .60     -       10.91  11.51
  1989            .76     (.76)     1.81     (.63)   11.51  12.69
  1990            .66     (.66)     (.68)    (.07)   12.69  11.94
  1991            .54     (.54)     2.79     (.71)   11.94  14.02
  1992            .50     (.50)      .86    (1.07)   14.02  13.81
  1993            .48     (.48)     1.70     (.97)   13.81  14.54
  1994            .55     (.55)     (.86)    (.24)   14.54  13.44
  6/30/95         .31     (.30)     1.44     -       13.44  14.89
  (unaudited)

                            RATIO OF
                 RATIO OF     NET                    NET
                 OPERATING  INVESTMENT              ASSETS
                 EXPENSES    INCOME                 AT END
                    TO         TO                     OF
                 AVERAGE    AVERAGE                 PERIOD   ANNUAL
YEARS ENDED        NET        NET      PORTFOLIO     (IN     TOTAL
DECEMBER 31       ASSETS     ASSETS    TURNOVER    THOUSANDS) RETURN(C)
---------------  --------   --------   ---------   --------  -----
LIQUID ACCOUNT
  1985            1.00%      7.30%     n/a         $65,098    7.50%
  1986            1.00       5.88      n/a          74,111    6.03
  1987            1.00       5.81      n/a          68,908    5.97
  1988            1.04       6.64      n/a          73,921    6.82
  1989            1.06       8.22      n/a          87,264    8.53
  1990            1.06       7.31      n/a          84,387    7.53
  1991            1.01       5.22      n/a          69,932    5.31
  1992            1.02       2.87      n/a          67,549    2.89
  1993             .95       2.27      n/a          76,620    2.30
  1994             .93       3.34      n/a          63,946    3.40
  6/30/95          .94(b)    5.16(b)   n/a          63,864    2.58
  (unaudited)
GOVERNMENT SECU
  1985(a)         1.50(b)    8.00(b)   468.56%(b)   12,890    9.40
  1986            1.27       8.92      111.68       22,947   11.66
  1987            1.24       8.12      207.67       24,703    3.33
  1988            1.16       8.27      175.50       35,910    7.99
  1989            1.19       8.14       68.14       41,561   14.10
  1990            1.16       8.07       44.19       47,524    9.44
  1991            1.07       7.83       27.50       55,332   15.03
  1992            1.01       6.92      131.79       67,612    6.07
  1993             .93       6.03      224.02       77,596    9.56
  1994             .91       6.71      156.90       60,162   (4.18)
  6/30/95          .94(b)    7.17(b)    55.89(b)    51,528   10.83
  (unaudited)
INCOME ACCOUNT
  1985(a)         1.50(b)    8.20(b)   242.68(b)    11,048    7.80
  1986            1.29       7.69      164.13       14,620   13.54
  1987            1.27       7.32      231.39       15,367    2.03
  1988            1.24       8.43      150.04       16,789    6.70
  1989            1.27       8.93       52.95       18,705    9.56
  1990            1.24       9.78       90.20       19,809    6.33
  1991            1.12       8.44       50.44       22,839   14.22
  1992             .63       8.09      109.47       38,675    6.60
  1993             .63       6.56      145.94       48,636    7.97
  1994             .63       7.16       62.88       46,547   (0.42)
  6/30/95          .63(b)    7.13       37.88(b)    46,109    6.97
  (unaudited)
TOTAL RETURN AC
  1985(a)         1.50(b)    4.46(b)    49.82(b)    12,083   10.34
  1986            1.26       3.22      143.32       35,382   11.88
  1987            1.08       3.15      197.79       44,770    3.92
  1988            1.11       4.61      223.62       54,253   10.40
  1989            1.20       5.90      149.22       65,071   22.61
  1990            1.24       5.31      115.45       66,382   (0.21)
  1991            1.20       4.02      122.40       86,455   28.21
  1992            1.11       3.61      177.85      109,701    9.90
  1993            1.02       3.40      155.16      171,205   15.89
  1994             .96       3.80      115.01      177,904   (2.11)
  6/30/95         1.20(b)    4.39(b)    53.78(b)   202,718   13.04
  (unaudited)


                               Prospectus Page 11

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

                                    NET
                                   REALIZED DISTRIBUTIONS  NET  NET
                                     &       FROM    ASSET  ASSET
                                   UNREALIZED  NET   VALUE  VALUE
                         DIVIDENDS  GAIN    REALIZED  AT     AT
                  NET    FROM NET  (LOSS)    GAIN    BEGINNING  END
YEARS ENDED      INVESTMENT INVESTMENT   ON   ON      OF     OF
DECEMBER 31      INCOME   INCOME   INVESTMENTS INVESTMENTS PERIOD PERIOD
---------------  ------  --------  ------   ------   -----  -----
GROWTH ACCOUNT
  1985(a)         .11     (.11)      .94     -       10.00  10.94
  1986            .24     (.24)     1.11     (.08)   10.94  11.97
  1987            .22     (.22)     (.12)   (2.05)   11.97   9.80
  1988            .20     (.20)     1.20     -        9.80  11.00
  1989            .51     (.51)     3.30    (1.25)   11.00  13.05
  1990            .34     (.34)    (1.36)    (.07)   13.05  11.62
  1991            .25     (.25)     4.00    (1.22)   11.62  14.40
  1992            .26     (.26)     1.44    (1.64)   14.40  14.20
  1993            .30     (.30)     2.64    (1.70)   14.20  15.14
  1994            .22     (.22)     (.32)    (.62)   15.14  14.20
  6/30/95         .14     (.13)     2.42     -       14.20  16.63
  (unaudited)

                            RATIO OF
                 RATIO OF     NET                    NET
                 OPERATING  INVESTMENT              ASSETS
                 EXPENSES    INCOME                 AT END
                    TO         TO                     OF
                 AVERAGE    AVERAGE                 PERIOD   ANNUAL
YEARS ENDED        NET        NET      PORTFOLIO     (IN     TOTAL
DECEMBER 31       ASSETS     ASSETS    TURNOVER    THOUSANDS) RETURN(C)
---------------  --------   --------   ---------   --------  -----
GROWTH ACCOUNT
  1985(a)         1.50(b)    3.81(b)    57.58(b)    11,514   10.50
  1986            1.31       2.21      163.15       19,469   12.25
  1987            1.17       1.71      214.32       19,638   (0.29)
  1988            1.23       1.95      246.14       26,285   14.32
  1989            1.18       3.90      169.75       37,323   34.86
  1990            1.19       2.73      143.95       35,202   (7.98)
  1991            1.19       1.74      148.30       40,716   36.91
  1992            1.12       1.74      141.69       45,600   11.99
  1993            1.05       1.95       99.67       64,495   20.91
  1994            1.02       1.50       98.46       78,390   (0.65)
  6/30/95         1.26(b)    1.88(b)    75.85(b)    97,691   18.03
  (unaudited)


(a) For the period from September 16, 1985 (inception) to December 31,
1985.

(b) Annualized.

(c) Annual total returns do not include the effect of sales charges.

-----------------------------------------------------------------------
---------

                             INVESTMENT OBJECTIVES
                                  AND POLICIES

-----------------------------------------------------------------------
---------

The Company offers a broad range of investment alternatives through a variety of mutual funds, five of which are offered by means of this Prospectus (Accounts).
Each Account has its own investment objective and policies which are designed to meet specific investment goals and can be changed without shareholder approval.
There can be no guarantee, however, that the Accounts will meet their investment goals.

The Accounts are presented here in order of ascending risk. Generally, investors seeking higher returns must assume greater risk determined according to volatility of net asset value. Each Account invests in securities of different issuers and industry classifications in an attempt to spread and reduce the risks inherent in all investing.

The Manager of each Account is G.R. Phelps & Co. (G.R. Phelps), an indirect subsidiary of Connecticut Mutual Life Insurance Company (Connecticut Mutual).

LIQUID ACCOUNT -- A MONEY MARKET FUND

The Liquid Account seeks as high a level of current income as is consistent with preservation of capital and maintenance of liquidity by investing in money market instruments. Money market instruments are high quality, short-term securities that present minimal credit risk. They consist of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, commercial paper of U.S. and non-U.S. issuers and certificates of deposit, banker's acceptances, bank deposits of U.S. and non-U.S. banks (including Eurodollar and Yankee dollar deposits) and short-term corporate debt securities.
These instruments are denominated in U.S. dollars and may carry fixed or variable interest rates. These instruments are described further under the caption "Risk Factors, Securities and Investment Techniques."


The Account seeks to maintain a constant net asset value of $1.00 per share by investing in securities having an actual or effective maturity of 365 days or less and maintaining a dollar-weighted average portfolio maturity of 90 days or less. There can be no assurance, however, that the Account will be able to maintain a stable price per share of $1.00.

The Account may purchase only money market instruments that are within the two highest rating categories of the major rating agencies (E.G., Moody's Investors
Service, Inc. (Moody's) or Standard and Poor's Ratings Group (S&P)). The Account will not invest more than 5% of its total assets in securities that, although of high quality, have not been rated in the highest short-term rating category or, if unrated, have not been judged by the Manager to be of equivalent quality.

                               Prospectus Page 12

                  Connecticut Mutual Investment Accounts, Inc.


Within this 5% limitation, the Account will not invest more than 1% of its total assets, or $1 million, whichever is greater, in securities (other than U.S.
Government securities) of any single issuer.


The Account intends to hold its investments until maturity, but may sell them prior to maturity for a number of reasons, including: to shorten or lengthen the average maturity of the Account's portfolio; to increase yield; to maintain the quality of the portfolio; or to maintain a stable share value.

Securities in which the Liquid Account invests will generally not yield as high a level of current income as lower quality and longer term securities. Such lower quality and longer term securities, however, may have less liquidity and greater credit and interest rate risk. AN INVESTMENT IN THE LIQUID ACCOUNT IS
NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT.

INCOME ACCOUNT -- A SHORT-TERM BOND FUND
The Income Account seeks high current income consistent with prudent investment risk and preservation of capital. The Account seeks to achieve its objective by investing primarily in corporate debt securities with remaining maturities of five years or less or mortgage debt securities with prepayment features which in the judgment of the Manager will result in the payment of interest and principal such that the effective maturity is five years or less. The Account anticipates maintaining an average dollar-weighted portfolio maturity of generally between two and three years. By restricting the maturities of the Account's investments, the potential for dramatic changes in the value of the Account's investments should be reduced, and the value of the Account's shares should remain more stable than that of a longer-term bond fund. Investors should be mindful, however, that the value of the Account's shares fluctuates based on changes in interest rates and in the credit quality of the issuers represented in its portfolio.


The Account invests at least 75% of its total assets in: U.S. Government and
U.S. Government-related securities (as defined below in "Government
Securities
Account"), dollar-denominated foreign government and corporate securities and short-term investments. These investments must be rated at least investment grade by a major rating agency at the time of purchase, or, if unrated, be judged by the Manager to be of comparable credit quality, except that the Account's investments in short-term investments must be rated, or judged to be the equivalent of, "Prime." Some of these investments in the lowest investment grade category may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade securities. The Income Account will not dispose of a debt security merely because of a downward change in the credit rating of that security assigned by a major credit agency.


The Account may invest the remainder of its total assets (up to 25% under normal circumstances) in debt securities and preferred stocks rated below investment grade and unrated debt securities determined by the Manager to be of comparable credit quality. The lower rated securities (commonly called junk bonds) in which the Account may invest may include obligations that are in default. Unrated debt securities will not exceed 10% of the Account's total assets. Debt securities having low credit quality involve greater price volatility and risk of loss of principal and income than higher quality securities. To the extent the Account invests in lower quality debt securities, its net asset value may be subject to greater fluctuation. For a description of these and other risks associated with lower quality debt securities, see "Risk Factors, Securities and Investment
Techniques -- Debt Securities." Refer to Appendix A for a description of certain rating categories. In addition, Appendix B provides a summary of ratings assigned to debt holdings (not including money market instruments) of the Account. These percentages are historical and do not necessarily indicate the current or future debt holdings of the Account.


The Account may invest up to 20% of its total assets in mortgage dollar rolls.
The Account may also invest up to 5% of its total assets in inverse floating
rate instruments. See "Risk Factors, Securities and Investment Techniques
--
Inverse Floating Rate Instruments and -- Mortgage Dollar Rolls." Consistent with the foregoing policies, the Account may invest up to 5% of its total assets in non-dollar denominated securities of foreign issuers, including issuers in developing countries. These investments are subject to special risks. See "Risk
Factors, Securities and Investment Techniques -- Foreign Securities."


                               Prospectus Page 13

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

GOVERNMENT SECURITIES ACCOUNT -- A GOVERNMENT
SECURITIES FUND
The Government Securities Account seeks a high level of current income with a high degree of safety of principal by investing primarily (at least 65% of its total assets under normal market conditions) in U.S. Government securities and
U.S. Government-related securities.

U.S. Government securities are high quality instruments issued, or guaranteed as to principal and interest, by the U.S. Treasury or by an agency or instrumentality of the U.S. Government. These may include bills, notes and bonds of the U.S. Treasury, mortgage participation certificates guaranteed by the
Government National Mortgage Association (GNMA Certificates), or obligations of the Federal Home Loan Mortgage Corporation or the Federal National Mortgage
Association. U.S. Government-related securities are obligations that are fully collateralized or otherwise secured by U.S. Government securities. U.S. Government securities and U.S. Government-related securities may include pools of consumer loans or mortgages, such as collateralized mortgage obligations
(CMOs). The Account's investments in privately issued CMOs will be limited to those rated within the two highest rating categories by a nationally recognized rating agency. CMOs are derivative securities; for a discussion of derivative securities, see "Risk Factors, Securities and Investment Techniques -- Derivative Investments." The U.S. Government and U.S. Government-related securities in which the Account will invest may have fixed or floating rates of interest.


U.S. Government and U.S. Government-related securities do not generally involve the credit risks associated with corporate debt securities. As a result, the
Account's yield is generally lower than the yield of most general purpose fixed-income funds, which assume certain credit risks in exchange for higher potential yield. Like corporate debt securities, however, the value of U.S.
Government and U.S. Government-related securities, and thus the Account's net asset value, generally fluctuates inversely with changes in interest rates. The
Manager may seek to take advantage of market developments and yield disparities by shortening average maturity in anticipation of rising interest rates and by lengthening average maturity in anticipation of declining interest rates. The
Account may also invest up to 20% of its total assets in mortgage dollar rolls.
The Account may invest up to 5% of its total assets in inverse floating rate instruments. Additional characteristics and risks associated with the securities in which the Account invests and the investment techniques it uses are described under "Risk Factors, Securities and Investment Techniques -- U.S. Government
Securities, -- U.S. Government Related Securities and -- Mortgage Dollar
Rolls."


Under normal circumstances, the Fund may invest the remainder of its assets (up to 35%) in investment grade debt obligations of private issuers.

Although the Government Securities Account invests primarily in U.S. Government and U.S. Government related securities which generally have less credit risk than other securities, AN INVESTMENT IN THE GOVERNMENT SECURITIES ACCOUNT IS
NOT
INSURED OR GUARANTEED.

TOTAL RETURN ACCOUNT -- A BALANCED FUND
The Total Return Account seeks to maximize total investment return (including both capital appreciation and income) principally by allocating its assets among stocks, bonds (including corporate debt securities, U.S. Government and U.S.
Government-related securities) and money market instruments according to changing market conditions. This allocation process utilizes quantitative asset allocation tools, which measure the relationship among these three asset categories, in combination with the judgment of the Manager concerning current market dynamics. Allocating assets among different types of investments allows the Account to take advantage of opportunities wherever they occur, but also subjects the Account to the risks of a given investment type. Stock values fluctuate in response to the activities of individual companies and general market and economic conditions. The value of bonds and short-term instruments fluctuates based on changes in the credit quality of the individual issuer and changes in interest rates. The Account's debt securities are expected to have a portfolio maturity of six to twelve years. Consistent with the foregoing, at least 25% of the Account's total assets will be invested in fixed income senior securities.

The Account may invest up to 25% of its total assets in the aggregate in debt securities and preferred stocks rated below investment grade and unrated debt securities determined by the Manager to be of comparable credit quality. These lower quality securities (commonly called junk bonds) in which the Account may invest may include obligations that are in default. Unrated

                               Prospectus Page 14

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
debt securities will not exceed 10% of the Account's total assets. Debt securities having low credit quality involve greater price volatility and risk of loss of principal and income. For a description of these and other risks associated with lower quality debt securities, see "Risk Factors, Securities and
Investment Techniques -- Debt Securities." Refer to Appendix A of this Prospectus for a description of certain ratings categories. In addition, Appendix B provides a summary of ratings assigned to debt holdings (not including money market instruments) of the Account. These percentages are historical and do not necessarily indicate the current or future debt holdings of the Account.


The Account may invest up to 20% of its total assets in mortgage dollar rolls.
The Account may also invest up to 5% of its total assets in inverse floating
rate instruments which are a type of derivative security. See "Risk
Factors,
Securities and Investment Techniques -- Inverse Floating Rate Instruments
--
Mortgage Dollar Rolls and -- Derivative Investments." Consistent with the foregoing policies, the Account may invest to a limited degree in securities of foreign issuers. See "Risk Factors, Securities and Investment Techniques
--
Foreign Securities."


GROWTH ACCOUNT -- A GROWTH FUND
The Growth Account seeks long term growth of capital by investing primarily in common stocks with low price-earnings ratios and better-than-anticipated earnings. A portion of the Account's investments may be held in cash, in short-term instruments and investment grade corporate and U.S. Government debt securities. Realization of current income is a secondary consideration.

The Manager chooses investments for the Growth Account using a quantitative investment discipline in combination with fundamental securities analysis. A low price-earnings ratio (below the price-earnings ratio of the S&P 500 Index) often accompanies a stock which is out-of-favor in the market. Stocks with low price-earnings ratios have performed better than the market averages in most years of recent decades. When an out-of-favor company demonstrates better earnings than what most analysts were expecting, referred to as a favorable earnings surprise, an upward revaluation of both earnings expectations and the price-earnings multiple often results, generally causing the company's stock price to outperform the market averages.

As stocks with low price-earnings ratios and favorable earnings surprises are identified, the Manager uses fundamental securities analysis to select individual stocks for the Growth Account. When the price-earnings ratio of a stock held by the Growth Account moves significantly above the multiple of the overall stock market, or the company reports a meaningful earnings disappointment, the stock will normally be sold. The stock selection methodology used in managing the Growth Account's portfolio may result in a high portfolio turnover rate in certain market conditions. High portfolio turnover (greater than 100%) may in turn result in higher transaction fees and brokerage commissions and may result in realized capital gains.

Historically, common stocks have shown greater long-term growth potential than other types of securities. However, stock values fluctuate in response to the activities of individual companies and general market and economic conditions.
For a further discussion of common stocks, see "Risk Factors, Securities and
Investment Techniques."

The Account may invest the remainder of its assets (up to 10% under normal circumstances) in corporate and U.S. Government debt obligations, including convertible bonds which may be rated as low as B by Moody's or S&P. Debt securities having low credit quality involve greater price volatility and risk of loss of principal and income. For a description of these and other risks associated with lower quality debt securities, see "Risk Factors, Securities and
Investment Techniques -- Debt Securities." Refer to Appendix A for a description of the various ratings categories.

Consistent with the foregoing policies, the Account may invest to a limited degree in securities of foreign issuers, including issuers in developing countries. These investments are subject to special risks. See "Risk Factors,
Securities and Investment Techniques -- Foreign Securities."

INVESTMENT RESTRICTIONS. Each Account is subject to certain fundamental investment restrictions that are enumerated in detail in the SAI and may not be changed without shareholder approval. Each Accounts' investment objective and certain other policies are non-fundamental and may be changed by the Company's
Board of Directors without shareholder approval. An Account's shareholders will be given 30 days' advance written notice of a change to an Account's investment objective.

                               Prospectus Page 15

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

                                  YOUR ACCOUNT

-----------------------------------------------------------------------
---------

HOW TO BUY SHARES


YOU MAY PURCHASE SHARES OF AN ACCOUNT AT THE PUBLIC OFFERING PRICE through any securities broker-dealer having a sales agreement with CMFS or directly from
CMFS, the Accounts' distributor. Certain minimum investment requirements may apply as set forth above in Your Shareholder Manual. All share purchase orders that fail to specify a class (except Liquid Account) will be invested in Class A shares.



IF YOU ARE NEW TO CONNECTICUT MUTUAL, complete and sign an account application and mail it along with your check. All orders to purchase shares are subject to acceptance or rejection by the Company or CMFS. You may also open your account by wire as described in Your Shareholder Manual. If there is no application accompanying this prospectus, call 1-800-234-5606.

IF YOU ARE INVESTING THROUGH A TAX-SHELTERED RETIREMENT PLAN, such as an IRA, for the first time, you will need a special application. Retirement investing also involves its own investment procedures. Call 1-800-234-5606 for more information and a retirement application.


PURCHASING CLASS A SHARES AND SHARES OF THE
__LIQUID ACCOUNT


Class A shares of each Account are sold at the share price next calculated after receipt of your purchase order, plus a sales charge as follows:


-----------------------------------------------------------------------
---------

                                      INCOME

                                   ACCOUNT AND

                                    GOVERNMENT

                                    SECURITIES

  GROWTH ACCOUNT AND                 ACCOUNT

 TOTAL RETURN ACCOUNT              ------------

-------------------------------------------

                                      SALES
                                                                     SALES
CHARGES             DEALER         CHARGES

AS % OF              REALLOWANCE      AS % OF

--------------------------      AS A %       ------------
                                                                NET AMOUNT
   OFFERING      OF OFFERING     NET
AMOUNT
                                                                 INVESTED
     PRICE           PRICE         INVESTED

------------  ------------  ---------------  ------------
Less than $50,000............................................        5.26%
       5.00%          4.50%           4.17%
$50,000 but less than $75,000................................        4.71%
       4.50%          4.00%           4.17%
$75,000 but less than $100,000...............................        4.44%
       4.25%          3.75%           4.17%
$100,000 but less than $250,000..............................        3.36%
       3.25%          3.00%           3.36%
$250,000 but less than $500,000..............................        2.83%
       2.75%          2.50%           2.83%
$500,000 or more.............................................
0%            0%                             0%



        DEALER

      REALLOWANCE

        AS A %
                                                                 OFFERING
    OF OFFERING
                                                                  PRICE
         PRICE

------------  ---------------
Less than $50,000............................................        4.00%
        3.50%
$50,000 but less than $75,000................................        4.00%
        3.50%
$75,000 but less than $100,000...............................        4.00%
        3.50%
$100,000 but less than $250,000..............................        3.25%
        3.00%
$250,000 but less than $500,000..............................        2.75%
        2.50%
$500,000 or more.............................................
0%

-----------------------------------------------------------------------
---------


No sales charge is imposed on purchases of Class A shares of an Account paid from automatic reinvestment of dividends and capital gain distributions made by that Account. The sales charge on Class A shares may be reduced and/or eliminated in certain cases as further described under "Reducing or Eliminating
Your Sales Charge -- Class A Shares."



The entire sales charge on Class A shares for CMFS retail sales is payable to
CMFS and is used for sales and other distribution expenses. Upon notice to broker-dealers with whom it has sales agreements, CMFS may pay an amount up to the full applicable sales charge. CMFS may from time to time, at its own expense, provide promotional incentives including cash compensation in excess of the applicable sales charge to certain broker-dealers whose representatives have sold or are expected to sell significant amounts of shares of one or more of the
Accounts. Broker-dealers to whom substantially the entire sales charge is paid may be deemed to be underwriters as that term is defined under the Securities
Act of 1933.



Shares of the Liquid Account are sold at the share price next calculated after receipt of your purchase order. There is no sales charge for direct purchases of
Liquid Account shares, but such shares may be subject to a distribution fee. See
"Management -- Distribution Plans."


                               Prospectus Page 16

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.


CONTINGENT DEFERRED SALES CHARGE --
__CLASS A SHARES


Purchases of $500,000 or more of Class A shares are sold without an initial sales charge, but a CDSC of 1% may be imposed if you sell (or redeem) your shares within one year of purchase. The 1% charge will be assessed on an amount equal to the current market value or the original purchase price of the Class A shares sold, whichever is smaller. In determining whether a CDSC will be charged, it will be assumed that those Class A shares in your account which are not subject to a CDSC will be sold first. The CDSC may be waived on certain redemptions of Class A shares subject to such charge as described below under the caption "Purchasing Class B Shares -- Waiver of the CDSC."



CMFS may, in its discretion, pay a commission which may be up to the full amount of the sales charge to its representatives or other broker-dealers who initiate and are responsible for such purchases. Concessions will be paid for sales in excess of $500,000 as follows:



AMOUNT OF TRANSACTION                              DEALER
AT OFFERING PRICE                   CONCESSIONS  CONCESSION
----------------------------------  -----------  -----------
$500,000 up to $2,000,000.........        1.00%         .90%
$2,000,000 to $3,000,000..........         .80%         .75%
$3,000,000 to $5,000,000..........         .20%         .15%
Over $5,000,000...................         .08%        .075%



REDUCING OR ELIMINATING YOUR SALES CHARGE --
__CLASS A SHARES



REDUCING YOUR SALES CHARGE. There are various methods by which you may qualify for a reduced sales charge on your investments in Class A shares.



You may qualify for a reduced sales charge on your investments in Class A shares through COMBINED PURCHASES, STATEMENT OF INTENTION and RIGHTS OF
ACCUMULATION.



COMBINED PURCHASES. You may aggregate purchases of Class A shares of the Accounts, shares of the Liquid Account and Class A shares of other accounts in the Company with the purchases of the other persons listed below to achieve discounts in the applicable sales charges. The sales charge applicable to a current purchase of Class A shares of each Account by a person listed below is determined by adding the value of Class A shares to be purchased to the aggregate value (at current offering price) of Class A shares of any of the other Accounts in the Company and shares of the Liquid Account previously purchased and then owned, provided that CMFS is notified by you or your broker-dealer each time a purchase is made which would qualify. For example, if you are investing $75,000 in the Growth Account and your spouse owns Class A shares of other Accounts in the Company with a value of $75,000, you would pay a sales charge of 3.25% of the offering price of the new investment.



Qualifying investments include those by you, your spouse and your children under the age of 21, if all parties are purchasing Class A shares for their own account(s), which may include tax qualified plans, such as an IRA or single participant Keogh-type plan, or by a company solely controlled by such individuals as defined in the 1940 Act. Reduced sales charges also apply to purchases by a trustee or other fiduciary if the investment is for a single trust, estate or single fiduciary account, including pension, profit-sharing or other employee benefit trust created pursuant to a plan qualified under the
Code. Reduced sales charges apply to combined purchases by or for qualified employee benefit plans of a single corporation, or of corporations affiliated with each other in accordance with the 1940 Act.



STATEMENT OF INTENTION (SOI). You may combine the current value of all Class A shares held in one or more Accounts and shares of the Liquid Account with the investment amounts intended over the next 13-month period to qualify for a reduced sales charge. The SOI may be backdated 90 days. The terms of the SOI are set forth in more detail in the Accounts' SAI. You must identify on the Application all Accounts whose values are to be combined. If the intended investment is not made within the 13-month period, you must remit the additional sales charges, or sufficient Class A shares or shares of the Liquid Account will be redeemed from your account to cover the sales charge.



RIGHTS OF ACCUMULATION. The sales charge for new purchases of Class A shares of an Account will be determined by aggregating the net asset value of all the
Accounts owned by the shareholder at the time of the new purchase. The rules listed under Combined Purchases may apply. You must identify on the Application all accounts to be linked for Rights of Accumulation.



ELIMINATING YOUR SALES CHARGE. There are various methods by which you may eliminate sales charges on your investments in Class A shares.


                               Prospectus Page 17

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.


Class A shares of an Account may be purchased without a sales charge by:
(1) any
purchaser, provided the total initial amount invested in any Account or
Accounts
totals $500,000 or more, including investments made pursuant to the
Combined
Purchases, Statement of Intention and Rights of Accumulation features described
in this prospectus; (2) any participant in a qualified plan, provided that the
total initial amount invested by the plan in any Account or Accounts totals
$500,000 or more; (3) Directors of the Company and members of their immediate
families; (4) NASD registered representatives whose employer consents to such
purchases, and by the spouses and immediate family members of such representatives; (5) employee benefit plans sponsored by CMFS and its affiliated companies; (6) one or more members of a group of at least 1,000 persons
(and
persons who are retirees from such group) engaged in a common business, profession, civic or charitable endeavor or other activity, and the spouses and minor dependent children of such persons, pursuant to a marketing program between CMFS and such group; (7) any holder of a variable annuity contract issued in New York State by Connecticut Mutual through the Panorama Separate
Account which is beyond the applicable surrender charge period and which is used
to fund a qualified plan, who exchanges the variable annuity contract for
Class
A shares of the Company; and (8) an institution acting as a fiduciary on behalf
of an individual or individuals, where such institution is directly compensated
by the individual(s) for recommending the purchase of the shares of the
Company,
provided the institution has an agreement with CMFS. Purchases of Class
A shares
made pursuant to (1) and (2) above may be subject to a CDSC.


REINSTATEMENT PRIVILEGE. A shareholder, who has made a partial or complete redemption of Class A shares from an Account, may reinvest all or part of the redemption proceeds in Class A shares of the same Account without imposition of a sales charge with respect to the amount invested, provided such reinvestment is effected within 60 days after the date of the redemption. National Financial
Data Services (NFDS) must receive from the shareholder both a written request for reinvestment and a check. The reinvestment will be made at the next calculated net asset value after receipt. Redemptions are taxable transactions, and special tax rules may apply if a reinvestment occurs. Each shareholder should consult his/her own tax adviser as to the tax consequences of any redemption and/or reinvestment.


PURCHASING CLASS B SHARES


The public offering price of the Class B shares of each Account is the next determined net asset value per share. No initial sales charge is imposed. A
CDSC, however, is imposed on certain redemptions of Class B shares. Since the
Class B shares are sold without an initial sales charge, the Account receives the full amount of the investor's purchase payment. Orders for Class B shares for $500,000 or more will be treated as orders for Class A shares or declined.



The amount of any applicable CDSC will be calculated by multiplying the lesser of the original purchase price or the net asset value of such shares at the time of redemption by the applicable percentage shown in the table below. Accordingly, no CDSC is imposed on increases in net asset value above the original purchase price.



REDEMPTION DURING                                  CDSC
---------------------------------------------     ------
1st Year Since Purchase......................           5%
2nd Year Since Purchase......................           5%
3rd Year Since Purchase......................           4%
4th Year Since Purchase......................           4%
5th Year Since Purchase......................           2%
6th Year Since Purchase......................           1%
Thereafter...................................           0%



In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the cost of shares purchased seven years or more prior to the redemption; and finally of amounts representing the cost of shares held for the longest period of time within the applicable six-year period. Class
B shares
of an Account that are redeemed will not be subject to a CDSC to the extent that the value of such shares represents: (1) reinvestment of dividends or capital gain distributions or (2) shares redeemed more than six years after their purchase. Redemptions of most other Class B shares will be subject to a CDSC.
See "Waivers of the CDSC."



Proceeds from the CDSC are paid to CMFS and are used in whole or part to defray
CMFS' expenses related to providing distribution-related


                               Prospectus Page 18

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

services to the Accounts in connection with the sale of Class B shares, including the payment of compensation to broker-dealers.


Class B shares will automatically convert into Class A shares on the first day of the month that is eight years after the purchase date, except as noted below.
Class B shares acquired by exchange from Class B shares of another Account in the Company will convert into Class A shares based on the date of the initial purchase and the applicable CDSC. Class B shares acquired through reinvestment of distributions will convert into Class A shares based on the date of the initial purchase to which such shares relate. For this purpose, Class B shares acquired through reinvestment of distributions will be attributed to particular purchases of Class B shares in accordance with such procedures as the Directors may determine from time to time. The conversion of Class B shares to Class A shares is subject to the continuing availability of a ruling from the Internal
Revenue Service, which the Company has obtained, or an opinion of counsel that such conversions will not constitute taxable events for federal tax purposes.
There can be no assurance that such ruling or opinion will continue to be in effect at the time any particular conversion would occur. The conversion of
Class B shares to Class A shares will not occur if such ruling is no longer in effect and such an opinion is not available and, therefore, Class B shares would continue to be subject to higher expenses than Class A shares for an indeterminate period.


WAIVER OF THE CDSC. Except as otherwise noted, the CDSC is waived in the case of redemptions of Class A shares subject to a CDSC, Class B shares or Liquid Account shares subject to a CDSC made: (1) by the estate of the deceased shareholder; (2) upon the disability of the shareholder, as defined in Section
72(m)(7) of the Internal Revenue Code of 1986, as amended (Code); (3) for retirement distributions (or loans) to participants or beneficiaries from retirement plans qualified under Sections 401(a) or 403(b)(7) of the Code, or from IRAs, deferred compensation plans created under Section 457 of the Code, or other employee benefit plans; (4) as tax-free returns of excess contributions to such retirement or employee benefit plans; (5) in whole or in part, in connection with shares sold to any state, county, or city, or any instrumentality, department, authority, or agency thereof, that is prohibited by applicable investment laws from paying a sales charge or commission in connection with the purchase of shares of any registered investment management company; (6) in connection with the redemption of shares of the Company due to a combination with another investment company by virtue of a merger, acquisition or similar reorganization transaction; (7) in connection with the Company's right to involuntarily redeem or liquidate an Account; (8) in connection with automatic redemptions of Liquid Account shares, Class A shares and Class
B
shares in certain retirement plan accounts pursuant to a Systematic
Withdrawal
Plan but limited to no more than 12% of the original value annually; and
(9) as
involuntary redemptions of shares by operation of law, or under procedures set forth in the Company's Articles of Incorporation, or as adopted by the Board of
Directors of the Company.


-----------------------------------------------------------------------
---------

HOW TO SELL SHARES


You can arrange to take money out of your account(s) at any time by selling
(redeeming) some or all of your shares. Your shares will be sold at the next share price calculated after your order is received in good form. Share price is normally calculated at 4:00 p.m. Eastern Time. If you own both Class A and Class
B shares in an Account, the Class A shares will be redeemed first unless you specify otherwise.



IF YOU SELL SHARES OF THE LIQUID ACCOUNT which were acquired by an exchange from
Class B shares or Class A shares subject to a CDSC of any of the other Accounts in the Company, such shares of the Liquid Account when redeemed are subject to the CDSC rate of the original shares purchased minus a credit for the Rule 12b-1 fees, if any, paid while in the Liquid Account. See "How to Exchange
Shares".


TO SELL SHARES IN A NON-RETIREMENT ACCOUNT, you may use any of the methods described below.

TO SELL SHARES IN A RETIREMENT ACCOUNT, your request must be made in writing, except for exchanges to other Accounts, which can be requested by phone or in writing. Call 1-800-322-CMIA for a retirement distribution form.

                               Prospectus Page 19

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

IF YOU ARE SELLING SOME BUT NOT ALL OF YOUR SHARES, leave at least 100 shares in the account to keep it open.


TO SELL SHARES BY WIRE, you must sign up for this service in advance by completing the appropriate sections in the Application.



TO INITIATE A TELEPHONE REDEMPTION, call 1-800-322-CMIA (select option
"2"). You
must have your Account name, account number and the taxpayer identification
number of the account available. Telephone redemptions are limited to
$50,000
per day unless prior authorization has been obtained through a signature guaranteed letter of authorization. If you do not wish to have telephone transaction privileges on your account, you must complete the appropriate section on the Application.


CERTAIN REQUESTS MUST INCLUDE A SIGNATURE GUARANTEE. Signature guarantees are designed to protect you and the Company from fraud. Your request to sell shares must be made in writing and include a signature guarantee if any of the following situations apply:

/ / You request in writing to redeem more than $50,000 worth of shares,

/ / Your account registration has changed within the last 30 days,

/ / The check is being mailed to a different address than the one on our account
    (record address),

/ / The check is being made payable to someone other than the account owner, or

/ / The redemption proceeds are being transferred to an account with a different registration.

You should be able to obtain a signature guarantee from a bank, broker, dealer, credit union (if authorized under state law), securities exchange or association, clearing agency or savings association. The Company reserves the right to waive the requirement of a signature guarantee in certain limited circumstances. A NOTARY PUBLIC CANNOT PROVIDE A SIGNATURE GUARANTEE.

SELLING SHARES IN WRITING BY MAIL
Write a "letter of instruction" with:

/ / Your name,
/ / The Account's name,
/ / Your account number,


/ / The class of shares to be redeemed,



/ / The dollar amount or number of shares to be redeemed, and any other applicable requirements listed above in Your Shareholder Manual.


/ / Mail the letter of instruction to NFDS, the Company's transfer agent, at:

    Connecticut Mutual Investment Accounts, Inc.
    P.O. Box 419694
    Kansas City, Missouri 64179-0948


/ / Unless otherwise instructed, the Company will send a check to the address of record.


CHECK WRITING (LIQUID ACCOUNT ONLY)

Shareholders may redeem shares of the Liquid Account by check. See
"Investor
Services -- Check Writing" below.


REDEMPTIONS OF CERTAIN SHAREHOLDER ACCOUNTS

In order to reduce the expense of maintaining numerous small accounts, the Company reserves the right to involuntarily close any shareholder's account
(other than an IRA) that has been open at least 24 months and has fewer than 100 shares if, within 30 day's after notification by the Company, the affected shareholder does not increase the size of his account to the required level. In addition, the Board of Directors may cause the Company to redeem at their net asset value shares held by a shareholder in any Account if the shareholder has failed to supply a correct, certified social security or other taxpayer identification number required to be obtained by the Company.


-----------------------------------------------------------------------
---------

HOW TO EXCHANGE SHARES


YOU MAY EXCHANGE YOUR SHARES of an Account for shares of the same class of any other Account in the Company or for shares of the Liquid Account. To obtain a current prospectus for other Accounts, please call 1-800-322-CMIA (select option
"3"). You should consider the differences in investment objectives and expenses of an Account as described in its prospectus before making an exchange. Exchanges are taxable transactions and may be subject to special tax rules about which you should consult your own tax adviser. All exchanges are subject to the following exchange restrictions:


/ / The Account you are exchanging into must be registered for sale in your state.

                               Prospectus Page 20

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

/ / You may exchange only between Accounts that are registered in the same name, address and taxpayer identification number.

/ / You may only exchange for shares of the same class of another Account or for shares of the Liquid Account (see below).

/ / The minimum amount you may exchange from one Account into another is $500 or the total value of the Account if less than $500.
/ / IF YOU WISH TO MAKE MORE THAN 12 EXCHANGES IN A 12-MONTH PERIOD, AN
EXCHANGE
    FEE OF .75% OF THE NET ASSET VALUE OF THE SHARES REDEEMED WILL BE
CHARGED.
    EXCHANGES MADE PURSUANT TO THE DCA PROGRAM (SEE "INVESTOR
SERVICES") ARE NOT
    SUBJECT TO THIS FEE.


/ / Exchanges of shares of the Liquid Account for shares of any other
Account
    which carry a front-end sales charge are subject to the sales charge applicable to such other Account. Shares of the Liquid Account acquired by
    exchange of shares of another Account on which a front-end sales charge was previously paid or which are subject to a CDSC are exchanged at net asset value. However, shares of the Liquid Account acquired through an exchange of shares which are subject to a CDSC will continue to be subject to a CDSC upon redemption. The rate of this charge will be the rate in effect for the original shares at the time of exchange without counting the time such shares were held as Liquid Account shares minus a credit for the Rule
12b-1
    fees, if any, paid while in the Liquid Account.



/ / In addition to exchanges into and out of the Liquid Account, you may exchange your shares of other Accounts for shares of the same class of any other Account without the imposition of a sales charge. With respect to
    Class B shares, if you exchange such shares for Class B shares of another
    Account, the CDSC will be calculated based on the date on which you acquired the original Class B shares.


/ / An Account reserves the right to refuse exchange purchases by any person or group if, in the Manager's judgment, an Account would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
/ / Your exchanges may be restricted or refused if an Account receives or anticipates simultaneous orders affecting significant portions of the Account's assets. In particular, a pattern of exchanges that coincides with
    a "market timing" strategy may be disruptive to the Account.

/ / Although an Account will attempt to give you prior notice whenever it is reasonably able to do so, it may impose these restrictions at any time. Each
    Account reserves the right to terminate or modify the exchange privilege in the future.

-----------------------------------------------------------------------
---------

INVESTOR SERVICES

CONNECTICUT MUTUAL PROVIDES A VARIETY OF SERVICES TO HELP YOU MANAGE
YOUR
ACCOUNT.

24-HOUR SERVICE
Call 1-800-322-CMIA (select option "1") for the following automated services.
After normal business hours, please leave a message and someone will return your call during normal business hours.

/ / Account balance

/ / Last distribution

/ / Prices


/ / Account distributions



/ / Service representative


/ / Duplicate statement


/ / Order checks (Liquid Account only)


/ / Change PIN (Personal Identification Number)

/ / Duplicate tax forms

INFORMATION SERVICES
TELEPHONE REPRESENTATIVES are available during normal business hours to provide the information and services you need.


STATEMENTS AND REPORTS sent to you include the following: Confirmation statements (after every transaction, except reinvestments, automatic investments and automatic payroll investments, that affects your account balance or your account registration),


/ / Quarterly consolidated account statements which summarize all account activity year-to-date, and

/ / Financial reports (every six months).

                               Prospectus Page 21

                  Connecticut Mutual Investment Accounts, Inc.

Call 1-800-322-CMIA (select option "2") if you need additional copies of financial reports or historical account information.

INVESTOR SERVICES
One easy way to pursue your financial goals is to invest money regularly.
The
Company offers convenient services that let you transfer money into your account, or between accounts, automatically. While regular investment plans do not guarantee a profit and will not protect you against loss in a declining market, they can be an excellent way to invest for retirement, a home, educational expenses and other long-term financial goals. Certain restrictions apply. Call 1-800-322-CMIA for more information.

AUTOMATIC INVESTMENT PLAN lets you make regular monthly investments through an automatic withdrawal from your bank account ($50 minimum per Account) and you can enroll when you establish your account. Forms are available to initiate this program on existing accounts from your registered representative, or by calling
1-800-322-CMIA.



DOLLAR COST AVERAGING (DCA) INVESTMENT PROGRAMS let you set up monthly exchanges in amounts of $100 or more from one Account to the same class of shares of any other Account or of the Liquid Account. Sales charges may apply. Use of the DCA
PROGRAM permits the purchase of shares of an Account on a scheduled basis which disregards fluctuations in net asset value. All shareholders accounts involved in a DCA Program must have like registrations.


AUTOMATIC DIVIDEND DIVERSIFICATION (ADD) lets you automatically reinvest dividends and capital gain distributions paid by one Account into shares of the same class of another Account or of the Liquid Account. The number of shares reinvested will be determined using the price in effect for the receiving Account on the dividend payment date for the Account whose dividend is to be invested. Sales charges may apply to dividends from the Liquid Account investing into Class A shares of another Account. All shareholder accounts involved in an
ADD program must have like registrations.



EXCHANGE PRIVILEGE. You may exchange your shares of an Account for shares of the same class of any other Account in the Company or of the Liquid Account. You may exchange your shares of the Liquid Account for shares of any other Account in the Company. To obtain a current prospectus for any Accounts in the Company, please call 1-800-322-CMIA (select option "3"). You should consider the differences in investment objectives and expenses of an Account as described in its prospectus before making an exchange.


Exchanges are taxable transactions and may be subject to special tax rules about which you should consult your own tax adviser. For complete policies and restrictions governing exchanges, including circumstances under which a shareholder's exchange privilege may be suspended or revoked, see "How to Exchange Shares."


SYSTEMATIC WITHDRAWAL PLANS let you set up monthly, quarterly, semi-annual or annual redemptions of Class A shares and Liquid Account shares not subject to a
CDSC from any account with a value of $10,000 or more. You may direct the Company to make regular payments in fixed dollar amounts of $50 or more, or in an amount equal to the value of a fixed number of shares. Payments can be directed to the shareholder or to someone other than the registered owner(s) of the account. If this privilege is requested when the account is established, no signature guarantee is needed. If this privilege is added to an existing account and payments are directed to someone other than the registered owner(s) of the account, a signature guarantee is required on the SYSTEMATIC WITHDRAWAL PLAN application. The Company reserves the right to institute a charge for this service. Systematic Withdrawal Plans for Class B shares of an Account and for
Liquid Account shares subject to a CDSC are permitted only for payments of required distributions from retirement plan accounts for a shareholder who has attained age 70 1/2. The CDSC will be waived with respect to such redemptions but only if such redemptions are limited to no more than 12% of the original value of the account.


MAINTAINING A SYSTEMATIC WITHDRAWAL PLAN AT THE SAME TIME REGULAR
ADDITIONAL
INVESTMENTS ARE BEING MADE INTO ANY ACCOUNT EXCEPT THE LIQUID
ACCOUNT, IS NOT
RECOMMENDED BECAUSE A SALES CHARGE WILL BE IMPOSED ON THE NEW
SHARES AT THE SAME
TIME SHARES ARE BEING REDEEMED TO MAKE THE PERIODIC PAYMENTS UNDER
THE
SYSTEMATIC WITHDRAWAL PLAN.


The Company may amend or terminate the Systematic Withdrawal Plan on 30 days' prior written notice to any participating shareholders. Minimums may be waived for the Liquid Account


                               Prospectus Page 22

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
if used for payment of premiums due on any of the Connecticut Mutual affiliated companies.


CHECK WRITING (LIQUID ACCOUNT ONLY). Shareholders may redeem shares of the Liquid Account, for which certificates have not been issued, by writing checks in an amount of $200 or more. The check is presented to NFDS for payment through normal banking channels. These checks may be used in the same manner as any other checks payable through NFDS (except that they may not be certified) and are payable upon review. This check redemption service is not, however, the equivalent of a checking account in the shareholder's name. All checks drawn by
Liquid Account shareholders electing this option are drawn on a single account carried by NFDS in the Liquid Account's name. A shareholder's interest in the
Account is not covered by insurance provided by the Federal Deposit
Insurance
Corporation or any other government agency.



There is no charge to the shareholder for redemptions by use of checks. Shareholders electing this option are subject to the procedures, rules and regulations established by NFDS with respect to clearance and collection of checks. NFDS will not honor checks which are in amounts exceeding the value of the shares in the shareholder's account at the time the check is presented for payment and will not honor checks drawn against uncollected funds. Since the value of a shareholder's account changes daily, the total value of the account may not be determined in advance. Therefore, shareholders should not attempt to close their accounts by check. Any CDSC payable with respect to any Liquid Account shares redeemed by check will be debited from the shareholder's account.
This service may be terminated at any time by the Company or by NFDS upon notice to shareholders.


-----------------------------------------------------------------------
---------

TRANSACTION DETAILS

THE COMPANY IS OPEN FOR BUSINESS each day that the New York Stock Exchange
(NYSE) is open. The Company normally calculates an Account's net asset value as of the close of regular trading on the NYSE, normally 4:00 p.m. Eastern Time.


AN ACCOUNT'S NET ASSET VALUE (NAV) PER SHARE is the value of a single share. The
NAV of a class of an Account is computed by adding the value of its investments, cash, and other assets, subtracting the liabilities attributable to the class, and then dividing the result by the number of shares of the class outstanding.
The NAV of the Liquid Account is calculated in the same manner without regard to classes.


The assets of each Account (except the Liquid Account) are valued primarily on the basis of market quotations. If quotations are not readily available, assets are valued by a method that the Board of Directors believes accurately reflects fair value. The assets of Liquid Account are valued at their amortized cost pursuant to procedures established by the Board of Directors. Foreign securities are valued on the basis of quotations from the primary market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates.

Generally, trading in foreign securities is substantially completed each day at various times prior to the close of regular trading on the NYSE. The values of such securities used in computing the net asset value of an Account's shares are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of regular trading on the NYSE. Occasionally, events which affect the values of such securities and such exchange rates may occur between the times at which they are determined and the close of regular trading on the NYSE and will, therefore, not be reflected in the computation of an Account's net asset value. If events materially affecting the value of such securities occur during such period, then these securities are valued at their fair value using a method determined in good faith by the Board of Directors.


WHEN YOU SIGN YOUR ACCOUNT APPLICATION, you will be asked to certify that your
Social Security or other taxpayer identification number is correct and that you are not subject to 31% backup withholding for failing to report interest or dividends to the IRS. If you are subject to backup withholding, the IRS can require the Company to withhold 31% of your taxable distributions and, except for Liquid


                               Prospectus Page 23

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

Account if a constant NAV is maintained, the proceeds of redemptions (including exchanges).



YOU MAY INITIATE MANY TRANSACTIONS BY TELEPHONE. Telephone representatives will request personalized security codes or other information and will also record calls. If reasonable procedures such as those described in the Prospectus are not followed, the Company may be liable for any loss due to unauthorized or fraudulent telephone instructions. In all other cases, neither the Company nor
CMFS will be liable for acting upon telephone instructions made in accordance with the telephone transaction procedures described in this Prospectus. You should verify the accuracy of your confirmation statements immediately after you receive them. IF YOU DO NOT WANT THE ABILITY TO REDEEM AND EXCHANGE BY TELEPHONE, CALL 1-800-322-CMIA FOR INSTRUCTIONS. See the Account Application.


IF YOU ARE UNABLE TO REACH THE COMPANY BY PHONE (for example, during periods of unusual market activity), consider placing your order by mail or overnight mail.

EACH ACCOUNT RESERVES THE RIGHT TO SUSPEND THE OFFERING OF SHARES for a period of time. Each Account also reserves the right to reject any specific purchase order, including certain purchases by exchange. See "How to Exchange Shares."
Purchase orders may be refused if, in the Manager's opinion, they are of a size that would disrupt management of an Account.

WHEN YOU PLACE AN ORDER TO BUY SHARES, your order will be processed at the next offering price calculated after your order is received and accepted. Note the following:

/ / All of your purchases must be made in U.S. dollars and checks must be drawn on U.S. banks. You may not purchase shares with a third party check.

/ / If you buy shares by check, and then redeem those shares by a method other than by exchange to another Account in the CMIA Family of Accounts, mailing the payment of the proceeds may be delayed for up to fifteen calendar days to ensure that your check has cleared.

/ / If your check does not clear, your purchase will be cancelled and you could be liable for any losses or fees the Account or its transfer agent has incurred.
TO AVOID THE COLLECTION PERIOD associated with checks, consider buying shares by bank wire, U.S. Postal money order, U.S. Treasury check, Federal Reserve check, or direct deposit instead.

WHEN YOU PLACE AN ORDER TO SELL SHARES, your shares will be sold at the next NAV calculated after your request is received and accepted. Note the following:


/ / Normally, redemption proceeds will be mailed to you on the next business day, but under unusual circumstances, it may take up to seven days to pay you.


/ / As mentioned above, an Account may hold payment on redemptions until it is reasonably satisfied that investments made by check have been collected, which can take up to 15 calendar days.

/ / Redemptions may be suspended or payment dates postponed when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.

SHARE CERTIFICATES. Shares are credited to your account and certificates are not issued unless specifically requested. You may request share certificates by writing to the transfer agent, NFDS, P.O. Box 419694, Kansas City, Missouri,
64179-0948. There is no cost for issuing share certificates. Transfers, exchanges and redemptions of shares will be more complicated if certificates have been issued. If your share certificate is lost or misplaced you will be required to pay a fee and furnish a bond satisfactory to the Company's transfer agent (usually in the amount of 1.5% of the face value of the lost certificate) before the shares can be transferred or redeemed, or a replacement certificate issued.

                               Prospectus Page 24

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

                                   MANAGEMENT

-----------------------------------------------------------------------
---------

THE MANAGER


Each Account is managed by the Manager, which handles its business affairs and chooses the investments for the Account. The principal business address of the
Manager is 10 State House Square, Hartford, Connecticut. The Manager's mailing address is 140 Garden Street, Hartford, Connecticut 06154. The Manager also manages the investments of Connecticut Mutual Financial Services Series Fund I,
Inc., a diversified investment management company offering its series of common stock as funding vehicles for variable annuity contracts issued by Connecticut
Mutual and CM Life Insurance Company ("CM Life"). Connecticut Mutual is the parent company for the Manager and CM Life.


The persons primarily responsible for the day-to-day management of each Account are listed below.

-----------------------------------------------------------------------
---------

                                                   YEAR BECAME
ACCOUNT         PORTFOLIO MANAGER                  PORTFOLIO MANAGER
BUSINESS
EXPERIENCE (LAST 5 YEARS)
--------------  ---------------------------------  -----------------
-------------------------------------------------
Liquid Account  John W. Powell, Jr.                      1994
Portfolio Manager, Money Market --
G.R. Phelps

(1994-present); Portfolio Manager, Fixed Income
                                                                      --
CML (1993-present); Investment Officer, Fixed

Income -- CML (1990-1993)
Income Account  Stephen F. Libera, C.F.A.                1985         Vice
President and Senior Portfolio
Manager,

Fixed Income -- G.R. Phelps, (1989-Present)
                William H. Jefferis                      1993
Portfolio Manager, Fixed Income -- CML

(1993-present); Investment Officer, Fixed Income
                                                                      --
CML (1990-1993)
Government      Stephen F. Libera, C.F.A.                1985         Vice
President and Senior Portfolio
Manager,
Securities
Fixed Income -- G.R. Phelps (1989-Present)
Account
                William H. Jefferis                      1993
Portfolio Manager, Fixed Income -- CML

(1993-present); Investment Officer, Fixed Income
                                                                      --
CML (1990-1993)
Total Return    Michael C. Strathearn, C.F.A.            1988
Portfolio Manager, Equities -- CML
(1988-Present)
Account
                Peter M. Antos, C.F.A.                   1989         Vice
President and Senior Portfolio
Manager,

Equities -- G.R. Phelps (1989-Present)
                Stephen F. Libera, C.F.A.                1985         Vice
President and Senior Portfolio
Manager,

Fixed Income -- G.R. Phelps, (1985-Present)
                John W. Powell, Jr.                      1994
Portfolio Manager, Money Market -- G.R.
Phelps

(1994-present); Portfolio Manager, Fixed Income
                                                                      --
CML (1993-present); Investment Officer, Fixed

Income -- CML (1990-1993)

                               Prospectus Page 25

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

                                                   YEAR BECAME
ACCOUNT         PORTFOLIO MANAGER                  PORTFOLIO MANAGER
BUSINESS
EXPERIENCE (LAST 5 YEARS)
--------------  ---------------------------------  -----------------
-------------------------------------------------
Growth Account  Peter M. Antos, C.F.A.                   1989         Vice
President and Senior Portfolio
Manager,

Equities -- G.R. Phelps (1989-Present)
                Michael C. Strathearn, C.F.A.            1988
Portfolio Manager, Equities -- CML
(1988-Present)
                Kenneth B. White, C.F.A.                 1992
Portfolio Manager, Equities -- CML

(1992-Present); Senior Investment Officer;

Equities -- CML (1987-1992)


CMFS distributes and markets the Accounts and their services. NFDS performs transfer agent servicing and dividend disbursing functions for each Account.


-----------------------------------------------------------------------
---------

BREAKDOWN OF EXPENSES

Like all mutual funds, each Account pays fees and expenses related to its daily operations. These Account fees and expenses are neither billed directly to shareholders nor deducted from individual shareholder accounts but are paid out of an Account's assets and are reflected in its share price or dividends.

Each Account has entered into an investment advisory agreement with the Manager pursuant to which the Account pays a management fee to the Manager for managing its investments and business affairs. The Manager provides administrative services to each Account, including providing accounting, administrative and clerical personnel and monitoring the activities of the transfer agent, custodian and independent auditors of the Accounts. The Accounts also pay other expenses, which are explained below.

MANAGEMENT FEES

LIQUID ACCOUNT
The Liquid Account pays a monthly fee to the Manager which is based on a stated percentage of the Liquid Account's average daily net asset value as follows:

NET ASSET VALUE                   ANNUAL RATE
--------------------------------  -----------
First $200,000,000..............     0.50%
Next $100,000,000...............     0.45%
Amount over $300,000,000........     0.40%

For the fiscal year ended December 31, 1994, the Liquid Account paid management fees equal to 0.50% of its average daily net assets.

GOVERNMENT SECURITIES ACCOUNT, INCOME ACCOUNT,
GROWTH ACCOUNT AND TOTAL RETURN ACCOUNT
Each other Account pays a monthly fee to the Manager which is based on a stated percentage of the Account's average daily net asset value as follows:

NET ASSET VALUE                   ANNUAL RATE
--------------------------------  -----------
First $300,000,000..............    0.625%
Next $100,000,000...............    0.500%
Amount over $400,000,000........    0.450%

For the fiscal year ended December 31, 1994, each of the Income Account, Government Securities Account, Total Return Account and Growth Account paid management fees equal to 0.625% of its average daily net assets.

From time to time, G.R. Phelps may agree not to impose all or a portion of its advisory fee and/or undertake to pay or reimburse an Account for all or a portion of its expenses not otherwise required to be borne or reimbursed by G.R.
Phelps. Any such fee reduction or undertaking may be discontinued or modified by
G.R. Phelps at any time. Expense limitation arrangements, which may be terminated at any time without notice, can decrease an Account's expenses and increase its performance.

OTHER EXPENSES
Each Account is also responsible for expenses not expressly stated to be payable by the Manager under the Account's Investment Advisory Agreement. Each Account pays other expenses, such as legal, audit and custodian fees, proxy solicitation costs and the compensation of directors who are

                               Prospectus Page 26

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

not affiliated with Connecticut Mutual. State Street Bank and Trust Company provides custodian services to each Account.


Each Account contracts with NFDS to perform many transaction and accounting functions. These services include processing shareholder transactions, valuing the Account's investments and handling securities loans. For the fiscal year ended December 31, 1994, the Liquid Account, Income Account, Government Securities Account, Total Return Account and Growth Account paid NFDS fees (as a percentage of their average net assets) equal to 0.29%, 0.15%, 0.16%, 0.24%, and
0.26%, respectively.

DISTRIBUTION PLANS

Each Account has adopted a distribution plan for both Class A shares
(Class A
Plan) and Class B shares (Class B Plan) and, with respect to the Liquid Account, for its shares (Liquid Account Plan) designed to meet the requirements of Rule
12b-1 under the 1940 Act and the sales charge rules of the NASD.



Under the Class A Plan of each Account, each Account may make payments for personal services and/or the maintenance of shareholder accounts to account executives of CMFS and other broker-dealer firms with whom CMFS has agreements in amounts not exceeding 0.25% of the average daily net assets of the Account's
Class A shares for any fiscal year. The Class A Plans for each Account became effective on January 1, 1995, and no amounts were paid by such Accounts pursuant to any Class A Plan during fiscal year 1994.



Under the Liquid Account Plan, the Liquid Account reimburses CMFS for its actual expenses associated with the sale of shares of the Liquid Account. This may include payments to third parties, such as banks or broker-dealers, that provide shareholder support services or engage in the sale of shares of the Liquid Account. However, payments to CMFS from the assets of the Liquid Account cannot exceed 0.10% of the average daily net assets of the Liquid Account's shares. In addition, the Liquid Account Plan provides that the Liquid Account will not reimburse CMFS for expenses incurred in a given year if the Liquid Account's aggregate expenses for that year exceed 1.0% of the value of its aggregate daily net assets. CMFS temporarily agreed not to impose any reimbursement to which it may be entitled pursuant to the Liquid Account Plan during the years ended December 31, 1993 and 1994. The Liquid Account may pay, in 1995, a portion of the maximum amount payable annually under the Liquid Account Plan, which is
0.10% of the average daily net assets of the Liquid Account.



Under each Account's Class B Plan, such Account may pay CMFS a service fee at the annualized rate of up to 0.25% of the average daily net assets of the Account's Class B shares for its expenditures incurred in servicing and maintaining shareholder accounts, and may pay CMFS a distribution fee at the annualized rate of up to 0.75% of the average daily net assets of the Account's
Class B shares for its expenditures incurred in providing services as distributor. Expenses incurred under the Class B Plan in excess of 1.00% annually may be carried forward for reimbursement in subsequent years as long as the Class B Plan continues in effect.



Each of the Class A Plans, Class B Plans and the Liquid Account Plan were approved, on behalf of the respective Account, by a majority of the Company's
Directors who are not interested persons of the Company and who have no financial interest in the respective Plan. Neither a Class A Plan, Class
B Plan
nor the Liquid Account Plan may be amended to increase materially the annual percentage limitation of average net assets that may be spent for the services described in a Class A Plan or Class B Plan or the Liquid Account Plan without the approval of the shareholders of the affected Account. Any unreimbursed expenses under a Class A Plan or the Liquid Account Plan are not carried beyond one year from the date of incurrence.


PORTFOLIO TURNOVER RATES
For the fiscal year ended December 31, 1994, the portfolio turnover rates for the Income Account, Government Securities Account, Total Return Account and
Growth Account were 62.88%, 156.9%, 115.01% and 98.46%, respectively. High portfolio turnover rates (above 100%) increase transaction costs and may increase taxable capital gains. The Manager considers these effects when evaluating the anticipated benefits of that turnover.

PORTFOLIO TRANSACTIONS AND BROKERAGE
The Manager is primarily responsible for placing orders for the portfolio transactions of each Account. In placing orders, it is the policy of the Manager to seek to obtain the most favorable net results, taking into account various factors,

                               Prospectus Page 27

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
including financial responsibility, quality of execution, price, dealer spread or commissions, if any, size of the transaction, difficulty of execution, the provision of research and other services rendered. As a result, while the Manager seeks reasonably competitive spreads or commissions, the commissions paid to a broker may be greater than the amount another firm might charge, provided the Manager determines in good faith that the amount of such commission is reasonable in relation to the value of the brokerage services and research information provided by such broker. Such information may be used by the Manager in managing all of its accounts and not all of such information may be used in managing the Accounts. In selecting other brokers, each Account may also consider the sale of its shares effected through such other brokers as a factor in their selection, provided the Account obtains the best price and execution of orders.

Money market securities and other fixed income securities in which the Accounts may invest are traded primarily in the over-the-counter (OTC) market. For transactions effected in the OTC market, the Accounts intend to deal with the primary market-makers in the securities involved, unless a more favorable result is obtainable elsewhere.

Commission rates on foreign exchanges are generally fixed and are generally higher than negotiated commission rates available in the United States.

MERGER OF PARENT OF G.R. PHELPS
The Boards of Directors of Connecticut Mutual Life Insurance Company (the parent company to G.R. Phelps) ("CML") and Massachusetts Mutual Life Insurance Company
("MassMutual") have approved a plan of merger pursuant to which CML would merge with and into MassMutual. The agreement was signed on September 13, 1995. The merger, if consummated, will result in the Adviser becoming a wholly-owned subsidiary of MassMutual. The merger is expected to be consummated on or about
December 31, 1995, subject to the approval of certain policy holders and insureds of CML and MassMutual and applicable regulatory authorities.

Consummation of the merger may result in an assignment, and consequently a termination, of each existing investment management agreement between the Adviser and the Fund and any sub-investment management agreement among the Adviser, Sub-Adviser and the Fund. Fund shareholders on the record date will be asked to vote on new investment management agreements to become effective at or about the time the transaction is completed.

-----------------------------------------------------------------------
---------

                       DIVIDENDS, CAPITAL GAINS AND TAXES

-----------------------------------------------------------------------
---------

It is the Company's intention to distribute all or substantially all the net investment income and net realized capital gains, if any, of each Account for each taxable year. For dividend purposes, net investment income of each Account will consist of all payments of dividends received or interest accrued by such
Account less the estimated expenses of such Account (including fees payable to the Manager).


Dividends from net investment income of the Growth Account and Total
Return
Account are declared and paid semi-annually. Dividends from net investment income of the Government Securities Account and Income Account are declared monthly and paid monthly. Dividends from net investment income of the Liquid
Account are declared and accrued daily and paid monthly. Dividends for the Liquid Account are not paid on shares until the day following the date on which the shares are issued.


All realized net short-term capital gains in excess of net long-term capital losses of an Account, if any, and all realized net long-term capital gains in excess of net realized short-term capital losses of the Account, if any, are declared and paid at least annually. Unless shareholders specify otherwise, all dividends and distributions will be automatically reinvested in additional full and fractional shares of each Account.

                               Prospectus Page 28

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

Dividends from each Account's net investment income, certain net foreign exchange gains and net short-term capital gains are taxable as ordinary income, and dividends from each Account's net long-term capital gains are taxable as long-term capital gains. For federal income tax purposes, all dividends are taxable as described above whether a shareholder takes them in cash or reinvests them in additional shares of the Account. Certain dividends paid in January may be treated as if they were received on December 31 of the prior year. Information as to the federal tax status of dividends and distributions will be provided annually.


Each Account has elected to be treated, has qualified and intends to continue to qualify for treatment as a "regulated investment company" under Subchapter M of the Code, so that it will not pay federal income taxes on income and capital gains provided such income and capital gains are distributed to shareholders within the time period prescribed by the Code.



Under the Code, an Account will be subject to a nondeductible 4% excise tax on a portion of its undistributed income and capital gains if it fails to meet certain distribution requirements with respect to each calendar year. Each Account intends to make distributions in a timely manner and accordingly does not expect to be subject to the excise tax.


A portion of any dividend income received by an Account from U.S. domestic corporations and distributed as a dividend to its corporate shareholders may be eligible for the 70% dividends-received deduction, subject to certain conditions and limitations under the Code.


An Account may be subject to foreign withholding or other foreign taxes with respect to income and, in some cases, capital gains from its foreign investments. In some cases, it is possible that these taxes may be reduced under applicable income tax treaties.



A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent an Account's distributions are derived from interest on (or, in the case of intangibles taxes, the value of its assets is attributable to) certain U.S. Government obligations, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. Accordingly, each Account will report annually to its shareholders the percentage of interest income earned from such securities during the preceding year. Each shareholder is advised to consult his own tax adviser regarding the exemption, if any, of such income under applicable state and local law.



Redemptions (including exchanges and repurchases) of shares are taxable transactions in which a shareholder may realize a gain or loss. No such gain or loss would normally arise for transactions in shares of the Liquid Account, provided that it maintains a stable $1.00 per share net asset value, except to the extent a loss may result from the imposition of a CDSC. Special tax rules may apply to the calculation of gains or losses and the deductibility of any losses in particular circumstances.



Dividends and other distributions and, except for the Liquid Account if it maintains a constant NAV, the proceeds of redemptions or repurchases of Account shares paid to individuals and other non-exempt payees will be subject to a 31%
backup withholding of federal income tax if the Account is not provided with the shareholder's correct taxpayer identification number and certification that the number is correct and the shareholder is not subject to backup withholding or the Account receives notice from the Internal Revenue Service (the "IRS") or a broker that such withholding applies. Please refer to the Account Application for additional information.


The description above relates only to U.S. federal income tax consequences for shareholders who are U.S. persons, I.E., U.S. citizens or residents or U.S.
corporations, partnerships, trust or estates, and who are subject to U.S. federal income tax. Shareholders should consult their own tax advisors regarding state, local and other applicable tax laws.

                               Prospectus Page 29

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

                                  THE COMPANY

-----------------------------------------------------------------------
---------

Each Account is a mutual fund: an entity that pools shareholders' money
and
invests it toward specified goals. In technical terms, each Account is a separate diversified portfolio or "series" of the Company, an open-end management investment company which was organized as a corporation under the laws of Maryland on December 9, 1981.
The Company has authorized 3 billion shares of Common Stock, par value
$0.001
per share and may create and classify the Common Stock into separate mutual funds (or investment series or portfolios of shares) without further approval of the Company's shareholders. As of the date of this prospectus, the Company has established the five Accounts described in this Prospectus; the following five municipal bond funds: CMIA National Municipals Account, CMIA California Municipals Account, CMIA Massachusetts Municipals Account, CMIA New York Municipals Account and CMIA Ohio Municipals Account (the "Municipals Accounts");
and the following three "LifeSpan" funds: CMIA LifeSpan Capital
Appreciation
Account, CMIA LifeSpan Balanced Account and CMIA Life Span Diversified
Income
Account (the "LifeSpan Accounts"). The Municipal Accounts and LifeSpan Accounts are offered by means of separate prospectuses. Additional series of the Company may be added in the future. '


The Board of Directors is authorized, without further shareholder approval, to classify and reclassify the Accounts into one or more classes. Accordingly, the
Directors have authorized the issuance of two classes of shares of each of the
Accounts (except for the Liquid Account), designated as Class A shares and Class
B shares. The shares of each class represent an interest in the same portfolio of investments of the Accounts and have equal rights as to voting, redemption, dividends and liquidation. However, each class bears different distribution and transfer agency fees and expenses and each class has exclusive voting rights with respect to its respective Rule 12b-1 distribution plan.



As of August 31, 1995, Connecticut Mutual and its affiliates owned 29% of the shares of the Company, including 33% of the shares of the Liquid Account, 15% of the shares of the Government Securities Account, 31% of the shares of the Income
Account, 31% of the shares of the Growth Account, and 0% of the shares of the
Total Return Account.


The Company is governed by a Board of Directors which is responsible for protecting your interests as a shareholder. The directors are experienced executives who meet at least quarterly to oversee the activities of each Account, review contractual arrangements with companies that provide services to the Accounts and review each Account's performance. The majority of the directors are not otherwise affiliated with Connecticut Mutual. The SAI contains the names and general background of each director and executive officer of the
Company.


The Company does not hold annual meetings of shareholders. The Company may hold shareholder meetings, however, to elect or remove directors, change the fundamental policies of an Account, approve the management contract of an Account or for other purposes. On matters affecting only one series, only the shareholders of that series are entitled to vote. On matters relating to all of the series but affecting the series differently, separate votes by each series are required. On matters relating to a single class of shares of a series, only the shareholders of that class are entitled to vote. Shareholders holding more than 50% of the Company can elect all of the Company's directors if they so choose. Each share is entitled to one vote within each series.


                               Prospectus Page 30

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

PERFORMANCE

From time to time the Company may advertise yields and total returns for the
Accounts. In addition, the Company may advertise the effective yield of the
Liquid Account. These figures will be based on historical performance and are not intended to indicate future performance.


The yield of the Liquid Account refers to the annualized net income generated by an investment in that Account over a specified seven-day period. The yield is
"annualized" by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period, and is shown as a percentage of that investment. The effective yield is calculated similarly, but, when annualized, the income earned by an investment in that Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.



Performance data for the classes of the other Accounts may be calculated pursuant to a standardized formula or in non-standardized manners. The standardized yield of these other Accounts refer to the annualized net income generated by an investment in a class of that Account over a specified 30-day period. The yield is calculated by assuming that the income generated by the investment during the 30-day period is generated each 30-day period over a
12-month period, and is shown as a percentage of the investment.


The standardized total return of a class of an Account refers to return quotations assuming an investment has been held in the Account for various periods of time including, but not limited to, one year, five years and ten years (or any such shorter period from the Account's or the class's inception).
The total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Accordingly, the total return quotations will reflect not only income but also changes in principal value (that is, changes in the net asset value per share of the class), whereas the yield figures will only reflect income.



The standardized yield and total return quotations for the Class A shares of
Accounts will reflect the maximum sales charge imposed on purchases of Class A shares of the Account. For Class B shares of an Account, these calculations reflect the deduction of any applicable CDSC.



In addition, the Company may from time to time also disclose yield or total return in non-standard formats, and cumulative total return for the classes of the Accounts. The non-standard average annual total return and cumulative total return may be based on net asset value per share of a class, rather than a
$1,000 investment. These non-standard return figures would not reflect the initial sales charge on Class A shares or the CDSC on Class B shares, which, if reflected, would lower the performance figures. In addition, non-standardized yields figures may be advertised that also would not reflect the applicable sales charge. The Company may from time to time also disclose yield, standard total returns, and non-standard total returns for the classes of the Accounts based on or covering periods of time other than those indicated above. Non-standard performance data will only be disclosed if the standard performance is also disclosed. For additional information regarding the calculation of performance data, please refer to the SAI.



Also from time to time, in advertisements or in reports to shareholders, the
Company may compare the performance of the classes of the Accounts to that of
other mutual funds with similar investment objectives, and to other relevant
indices published by recognized mutual fund statistical rating services
or
publications of general interest, such as FORBES or MONEY. The SAI contains a
list of publications which may contain comparative studies which the
Company may
use in advertisements or shareholder materials. For example, the Company may
compare an Account's Class A or Class B performance to that of other mutual
funds with a similar investment objective as compiled by Lipper Analytical Services, Inc. In addition, the Company may compare the performance to that of recognized stock market indicators, including, but not limited to, the S&P
500
Stock Index (which is a group of unmanaged securities widely regarded by investors as representative of


                               Prospectus Page 31

                  Connecticut Mutual Investment Accounts, Inc.

the stock market in general), and the Dow Jones Industrial Average (which is a price-weighted average of 30 large, well-known industrial stocks that are generally the leaders in their industry). Performance comparisons should not be considered representative of the future performance of an Account. The effects of compounding may also be discussed.

Performance data may also be calculated for shorter or longer base periods. The
Company may use various base periods as may be deemed necessary to provide investors with the most informative yield or total return information, depending on the then-current market conditions. Performance will vary from time to time, and historical results will not be representative of future performance.


Performance information may not provide a basis for comparison with other investments or other investment companies using a different method of calculating performance. Current yield is not fixed and varies with changes in investment income and net asset value per share. The yield of Class A or Class B shares of an Account or the shares of the Liquid Account will be affected if it experiences a net inflow of new money which is invested at interest rates different from those being earned on its then-current investments. An investor's principal in an Account and an Account's return are not guaranteed and will fluctuate according to market conditions.



The investment results of an Account's Class A and Class B shares and of the
Liquid Account shares will vary from time to time depending on market conditions, the composition of the Account's portfolio and operating expenses.
For further information about the calculation methods and uses of an Account's
Class A and Class B shares and of the Liquid Account's shares investment results, see the SAI.


-----------------------------------------------------------------------
---------

                            RISK FACTORS, SECURITIES
                            AND INVESTMENT TECHNIQUES

-----------------------------------------------------------------------
---------

The following discussions contain more detailed information about types of instruments in which the Accounts may invest and strategies the Manager may employ in pursuit of the Accounts' investment objectives. A summary of risks and restrictions associated with these instrument types and investment practices is included as well. Policies and limitations are considered at the time of purchase; the sale of instruments is not required in the event of a subsequent change in circumstances. Some of the restrictions described below are fundamental and may be changed only with shareholder approval. These restrictions are set forth in greater detail in the SAI.

The Manager may not buy all of these instruments or use all of these techniques to the full extent permitted unless it believes that doing so will help an
Account achieve its goals. As a shareholder, you will receive financial reports every six months detailing holdings of your Account(s) and describing recent investment activities.

EQUITY SECURITIES (TOTAL RETURN ACCOUNT AND
GROWTH ACCOUNT)
Equity securities include common stocks, preferred stocks, convertible securities and warrants. Common stocks represent an equity (ownership) interest in a corporation. This ownership interest often gives an Account the right to vote on measures affecting the company's organization and operations. Although common stocks have a history of long-term growth in value, their prices tend to fluctuate in the short term, particularly those of smaller capitalization companies. Preferred stocks represent a limited equity interest in a corporation. Preferred stocks are often entitled only to dividends at a specified rate, and have a preference over common stock, dividends and on liquidation of assets. Preferred stocks generally have lesser voting rights than common stocks. Because their dividends are often fixed, the value of many preferred stocks fluctuates inversely with changes in interest rates.

                               Prospectus Page 32

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

Convertible securities are bonds, preferred stocks and other securities that pay a fixed rate of interest or dividend and offer the buyer the option of converting the security into common stock. The value of convertible securities depends partially on interest rate changes and the credit quality of the issuer.
The value of convertible securities is also sensitive to company, market and other economic news, and will change based on the price of the underlying common stock. For this reason, the Manager considers the growth potential of the underlying stock when selecting an Account's investments. Convertible securities generally have less potential for gain than common stock, but also less potential for loss, since their income provides a cushion against the stock's price declines. However, because the buyer is also exposed to the risk and reward potential of the underlying stock, convertible securities generally pay less income than similar non-convertible bonds.

DEBT SECURITIES (ALL ACCOUNTS)
DEBT SECURITIES GENERALLY. Each Account may purchase debt securities consisting of corporate debt obligations, U.S. Government securities, municipal obligations, mortgage-backed and asset-backed securities, adjustable rate securities, stripped securities, custodial receipts for Treasury certificates, zero coupon bonds, equipment trust certificates, loan participation notes, structured notes and money market instruments. Bonds and other debt instruments are used by domestic and foreign issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest, and must repay the amount borrowed at maturity. Some debt securities, such as zero coupon bonds, do not pay current interest, but are purchased at a discount from their face values. Zero coupon bonds accrue income for tax and accounting purposes and such income must be distributed to shareholders. Because no cash is received at the time of such accruals, an Account may be required to liquidate other securities to satisfy distribution obligations. Debt securities have varying degrees of quality and varying levels of sensitivity to changes in interest rates. A decrease in interest rates will generally result in an increase in the value of an Account's portfolio of debt securities, and, conversely, during periods of rising interest rates, the value of an Account's portfolio of debt securities will generally decline. Longer-term bonds are generally more sensitive to interest rate changes than shorter-term bonds.

LOWER QUALITY AND UNRATED DEBT SECURITIES. Each Account, except Liquid Account and Government Account, may purchase lower quality and unrated debt securities.
No Account will purchase securities rated below B by Moody's or S&P. Lower quality debt securities I.E., rated below BBB or Baa, (commonly called high yield bonds or junk bonds) are often considered to be speculative and involve greater risk of default or price changes due to changes in the issuer's creditworthiness. The market prices of these securities may fluctuate more than higher quality securities and may decline significantly in periods of general economic difficulty. An economic downturn could also disrupt the high yield bond market generally and impair the ability of issuers to repay principal and interest. An increase in interest rates would (as is the case with debt instruments generally) reduce market values of a portfolio of lower rated fixed income securities. The market price and liquidity of lower rated fixed income securities generally responds to short-term corporate and market developments to a greater extent than do higher rated securities because such developments are perceived to have a more direct relationship to the ability of an issuer of such lower rated securities to meet its ongoing debt obligations. The market prices of zero coupon and payment-in-kind bonds are affected to a greater extent by interest rate changes, and thereby tend to be more volatile, than securities which pay interest periodically and in cash. Increasing rate note securities are typically refinanced by the issuers within a short period of time. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield obligations, especially in a thinly traded market.

Reduced volume and liquidity in the high yield, high risk bond market or the reduced availability of market quotations for such bonds will make it more difficult to dispose of the bonds and to value accurately an Account's assets.
The reduced availability of reliable, objective pricing data may increase an
Account's reliance on management's judgment in valuing high yield, high risk bonds.

The Manager does not rely on credit ratings assigned by rating agencies in assessing investment opportunities in such bonds. Ratings by credit agencies focus on safety of principal and interest payments and do not evaluate market risks. In addition, ratings by credit agencies may not be changed by the agencies in a timely manner to reflect subsequent economic events. By conducting intensive credit research, carefully selecting individual issues and diversifying portfolio holdings by

                               Prospectus Page 33

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
industry sector and issuer, the Manager believes that the default risk of lower rated securities can be reduced. Emphasis on credit risk management involves the
Manager's own internal analysis to determine the debt service capability, financial flexibility and liquidity of an issuer, as well as the fundamental trends and outlook for the issuer and its industry. The Manager's rating helps it determine the attractiveness of specific issues relative to the valuation by the market place of similarly rated credits. The Manager may retain securities whose ratings fall below B after purchase until the Manager determines that disposing of such securities is in the best interests of the respective Account.

DERIVATIVE INSTRUMENTS. Each of the Accounts may invest in derivative instruments which are securities or contracts that provide for payments based on or "derived" from the performance of an underlying asset, index or other economic benchmark. Transactions in derivative instruments can be, but are not necessarily, riskier than investments in conventional stocks, bonds and money market instruments. The use of derivative instruments for non-hedging purposes or to generate additional income may be considered a speculative investment practice. A derivative instrument is more accurately viewed as a way of reallocating risk among different parties or substituting one type of risk for another. Transactions in derivative instruments often enable an Account to take investment positions that more precisely reflect the portfolio manager's expectations concerning the future performance of the various investments available to the Account. Derivative instruments can be a legitimate and often cost-effective method of accomplishing the same investment goals as could be achieved through other authorized investments in conventional securities.

Derivative securities include collateralized mortgage obligations, stripped mortgage backed securities, asset backed securities, structured notes and floating interest rate securities. Derivative contracts include futures contracts, forward contracts, forward commitment and when-issued securities transactions, forward foreign currency exchange contracts and interest rate swaps. The principal risks associated with derivative instruments are:

/ / Market risk: The instrument will decline in value or that an alternative investment would have appreciated more, but this is no different from the risk of investing in conventional securities.

/ / Leverage and associated price volatility: Leverage causes increased volatility in the price and magnifies the impact of adverse market changes, but this risk may be consistent with a fund's investment objective in order to achieve an average portfolio volatility that is within the expected range for that type of fund. The SEC has taken the position that the risk of leverage is not an appropriate risk for a money market fund.

/ / Credit risk: The issuer of the instrument may default on its obligation to pay interest and principal, but derivatives based on U.S. Government agency mortgage securities may actually present less credit risk than some conventional corporate debt securities.


/ / Liquidity and valuation risk: Many derivative instruments are traded in institutional markets rather than on an exchange. Nevertheless, many derivative instruments are actively traded and can be priced with as much
    accuracy as conventional securities. Derivative instruments that are custom designed to meet the specialized investment needs of a relatively narrow group of institutional investors such as the Accounts are not readily marketable and are subject to an Account's restrictions on illiquid investments.


/ / Correlation risk: There may be imperfect correlation between the price of the derivative and the underlying asset; for example, there may be price disparities between the trading markets for the derivative contract and the underlying asset.

FOREIGN SECURITIES (ALL ACCOUNTS EXCEPT THE LIQUID ACCOUNT AND THE
GOVERNMENT
SECURITIES ACCOUNT)
Each Account (except the Liquid Account and Government Securities Account) may purchase, as appropriate to its investment objective and policies, equity and debt securities issued by foreign issuers, denominated in foreign currency and traded primarily on foreign markets. (For this purpose Eurodollar and Yankee dollar fixed income securities are not considered "foreign securities.")


Investments in foreign equity and debt securities involve risks different from those encountered when investing in securities of domestic issuers. Such risks include: the adverse impact of trade balances and imbalances and related economic policies; currency exchange rate fluctuations; adverse foreign exchange control policies; nationalization, expropriation or confiscatory taxation; income tax withholding at the source; limitations


                               Prospectus Page 34

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
on the removal of funds or other assets; political or social instability; difficulty in obtaining and enforcing judgments abroad; restrictions on foreign investments in other jurisdictions; price volatility; problems arising from the diverse structure and illiquidity of securities markets in various countries and regions; and other specific local, political and economic considerations. See the SAI for additional discussion of the risks of investing in foreign markets.

The value of foreign securities may be adversely affected by fluctuations in the relative rates of exchange between the currencies of difference nations and by exchange control regulations. The investment performance of an Account may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities denominated in a foreign currency will increase or decrease in response to changes in the value of foreign currencies in relation to the U.S. dollar.

Also, there may be higher transaction costs in foreign securities and less government regulation of foreign stock exchanges, brokers, and issuers than is present in the United States. Equity securities and debt instruments acquired in foreign markets will not, as a rule, be subject to registration under the Securities Act of 1933 or be under the jurisdiction of the SEC.

Most foreign securities of an Account are held outside the United States by local foreign subcustodians that satisfy certain eligibility requirements. However, foreign subcustodian arrangements are significantly more expensive than domestic custody arrangements. In addition, foreign custody and settlement of securities transactions is subject to local law and custom that is not, generally, as well established or as reliable as U.S. regulation and custom applicable to custody and settlements of securities transactions and, accordingly, there is generally perceived to be a greater risk of loss in connection with securities custody and securities transactions in many foreign countries. Finally, there may be less publicly available information about foreign issuers, and such issuers may not be subject to the same accounting and auditing standards as publicly held domestic issuers.

The Accounts, other than Liquid Account and Government Securities Account, may invest in companies located in emerging countries. Compared to the United States and other developed countries, developing countries may have relatively unstable governments, economies based on only a few industries, and securities markets that are less liquid and trade a small number of securities. Prices on these exchanges tend to be volatile and, in the past, securities in these countries have offered greater potential for gain (as well as loss) than securities of companies located in developed countries. See the SAI for additional discussion of the risks of investing in securities of issuers in emerging countries.

RESTRICTIONS: No Account may invest more than 10% of its total assets in foreign securities, except the following securities, in which such Accounts may invest up to 25% of their total assets: foreign equity and debt securities (i) issued, assumed or guaranteed by foreign governments or their political subdivisions or instrumentalities, (ii) assumed or guaranteed by domestic issuers, including
Eurodollar securities, and (iii) issued, assumed or guaranteed by foreign issuers having a class of securities listed for trading on the NYSE.

FOREIGN CURRENCY TRANSACTIONS. Each Account (other than the Liquid Account and the Government Securities Account) may enter into foreign currency transactions in order to protect the U.S. dollar value of the Account's foreign currency-denominated portfolio securities against the U.S. dollar effects of adverse changes in foreign currency exchange rates (Base Currency Hedging). Normally, an
Account will not engage in cross-hedging (I.E., dealing in foreign exchange between currencies of the different countries in which it has invested for the purpose of hedging against possible variations in the foreign exchange rate between those countries). Both Base Currency Hedging and cross-hedging may be accomplished through direct purchases or sales of currency, purchases of options or futures contracts with respect to currency, and contractual agreements to purchase or sell a specified currency at a specified future date (up to one year) at a price set at the time of contract.


Such contractual commitments may be forward contracts entered into directly with another party or exchange-traded futures contracts. An Account may also purchase and sell options on futures contracts, forward contracts, or futures contracts which are denominated in a particular currency to hedge the risk of fluctuations in the value of another currency. An Account's dealings in foreign


                               Prospectus Page 35

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
exchange will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of currency with respect to specific receivables or payables of the Account accruing in connection with the purchase or sale of its portfolio securities. Position hedging is the purchase or sale of currency with respect to portfolio security positions denominated or quoted in a foreign currency. No Account will speculate in foreign exchange.

If an Account enters into a forward foreign currency exchange contract to buy foreign currency, the Account will be required to place and maintain in a segregated account with the Account's custodian for the duration of the contract an amount of cash or liquid, high grade debt securities equal to the Account's obligations under the contract.

U.S. GOVERNMENT SECURITIES (ALL ACCOUNTS)
Each Account may purchase U.S. Government securities. Government Securities include: (1) U.S. Treasury obligations, which differ only in their interest rates, maturities and times of issuance, U.S. Treasury bills (maturity of one year or less), U.S. Treasury notes (maturities of one to 10 years), and U.S.
Treasury bonds (generally maturities of greater than 10 years), all of which are backed by the full faith and credit of the United States, and (2) obligations issued or guaranteed by U.S. Government agencies or instrumentalities, some of which are backed by the full faith and credit of the U.S. Treasury, such as direct pass-through certificates of the Government National Mortgage Association
(GNMA); some of which are supported by the right of the issuer to borrow from the U.S. Government, such as obligations of Federal Home Loan Banks; and some of which are backed only by the credit of the issuer itself, such as obligations of the Student Loan Marketing Association.

A large percentage of the assets of the Government Securities Account have at times been invested in GNMA certificates of the modified pass-through type. GNMA certificates are debt securities issued by a mortgage banker or other mortgagee, and represent an interest in a pool of mortgages insured by the Federal Housing
Administration or the Farmers Home Administration, or guaranteed by the Veterans
Administration. GNMA guarantees the timely payment of monthly installments of principal and interest on modified pass-through certificates at the time such payments are due, whether or not such amounts are collected by the issuer of these certificates on the underlying mortgages.

Mortgages included in single-family residential mortgage pools backing an issue of GNMA certificates have a maximum maturity of 30 years. Scheduled payments of principal and interest are made to the registered holders of GNMA certificates
(such as the Account) each month. Unscheduled prepayments of mortgages included in these pools occur as a result of the prepayment or refinancing of such mortgages by homeowners, or as a result of the foreclosure of such mortgages.
Such prepayments are passed through to the registered holders of GNMA certificates with the regular monthly payments of principal and interest, which has the effect of reducing future payments on such certificates. That portion of monthly payments received by an Account which represents interest and discount will be included in an Account's net income. Principal payments on GNMA certificates will be reinvested by an Account. Prepayments and scheduled payments of principal on GNMA certificates will be reinvested at prevailing interest rates, which may be less than the rate of interest payable on the GNMA certificates on which such prepayment and payments are made.

U.S. GOVERNMENT-RELATED SECURITIES
(GOVERNMENT SECURITIES ACCOUNT, INCOME ACCOUNT
AND TOTAL RETURN ACCOUNT)
Government-related Securities include collateralized mortgage obligations
(CMOs). CMOs are debt obligations issued by U.S. government agencies, or by financial institutions and other mortgage lenders, and collateralized by mortgage pass-through securities, such as GNMA, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation certificates. Payments of principal and interest on the underlying collateral and any reinvestment income thereon provide the funds to pay debt service obligations to the CMOs. CMOs are issued in a number of classes or series, each with its own maturity and interest rate. While the classes or series are often retired in sequence as the underlying mortgages are repaid, payments of principal and interest on the underlying mortgages may be allocated among the different series or classes in innumerable ways. As with any mortgage-related security, principal prepayment on the collateral may cause the CMOs to be retired substantially earlier than the stated

                               Prospectus Page 36

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
maturities or final distribution dates. Prepayment may thus shorten the stated maturity of the obligation and can result in the loss of premium if any has been paid. Certain of these securities may have variable or floating interest rates and others may be stripped (securities which provide only the principal or only the interest feature of the underlying security). Stripped mortgage backed securities are derivative multiple-class mortgage-backed securities. Stripped mortgage backed securities are usually structured with two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. A typical stripped mortgage backed security will have one class receiving some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. In the most extreme case, one class will receive all of the interest (the "interest only" class) while the other class will receive all of the principal (the "principal only" class). The yields and market risk of interest only and principal only stripped mortgage backed securities, respectively, may be more volatile than those of other fixed-income securities. The staff of the SEC considers privately issued stripped mortgage backed securities to be illiquid.

ASSET-BACKED SECURITIES (INCOME ACCOUNT,
GOVERNMENT ACCOUNT AND TOTAL RETURN ACCOUNT)
The Income Account, Government Account and Total Return Account may invest in asset-backed securities, which represent participations in, or are secured by and payable from, pools of assets such as motor vehicle installment sale contracts, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (credit card) agreements and other categories of receivables. Asset-backed securities may also be collateralized by a portfolio of U.S. Government securities, but are not direct obligations of the U.S. Government, its agencies or instrumentalities. Such asset pools are securitized through the use of privately-formed trusts or special purpose corporations. Payments or distributions of principal and interest on asset-backed securities may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution unaffiliated with the trust or corporation, or other credit enhancements may be present; however privately issued obligations collateralized by a portfolio of privately issued asset-backed securities do not involve any government-related guarantee or insurance. In addition to the risks similar to those associated with mortgage-backed securities (see "-- U.S. Government Securities," above), asset-backed securities present further risks that are not presented by the mortgage-backed securities because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets.

STRUCTURED NOTES (INCOME ACCOUNT, GOVERNMENT ACCOUNT AND TOTAL
RETURN ACCOUNT)
The Income Account, Government Account and Total Return Account may invest in structured notes. The distinguishing feature of a structured note is that the amount of interest and/or principal payable on the notes is based on the performance of a benchmark asset or market other than fixed-income securities or interest rates. Examples of these benchmarks include stock prices, currency exchange rates and physical commodity prices. Investing in a structured note allows an Account to gain exposure to the benchmark market while fixing the maximum loss that the Account may experience in the event that market does not perform as expected. Depending on the terms of the note, the Account may forego all or part of the interest and principal that would be payable on a comparable conventional note; the Account's loss cannot exceed this foregone interest and/or principal. An investment in structured notes involves risks similar to those associated with a direct investment in the benchmark asset.

INVERSE FLOATING RATE INSTRUMENTS (INCOME ACCOUNT, GOVERNMENT
ACCOUNT AND TOTAL
RETURN ACCOUNT)
The Income Account, Government Account and Total Return Account may invest in inverse floating rate debt instruments ("inverse floaters"), including leveraged inverse floaters and inverse floating rate mortgage-backed securities, such as inverse floating rate "interest only" stripped mortgage-backed securities. The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in inverse floaters is associated with greater volatility in their market values.

MORTGAGE DOLLAR ROLLS (INCOME ACCOUNT, GOVERNMENT ACCOUNT AND
TOTAL RETURN
ACCOUNT)
The Income Account, Government Account and Total Return Account may each invest up to 20%

                               Prospectus Page 37

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

of their respective assets in mortgage dollar rolls in which the Government
Account sells mortgage-backed securities for delivery in the current month and simultaneously contracts to repurchase substantially similar (same type, coupon and maturity) securities on a specified future date. During the roll period, the
Account foregoes principal and interest paid on the mortgage-backed securities.
The Account is compensated by the difference between the current sales price and the lower forward price for the future purchase (often referred to as the "drop") as well as by the interest earned on the cash proceeds of the initial sale. A "covered roll" is a specific type of dollar roll for which there is an offsetting cash position or a cash equivalent security position which matures on or before the forward settlement date of the dollar roll transaction. All rolls entered into by the Account will be covered rolls. Covered rolls are not treated as a borrowing or other senior security and will be excluded from the calculation of the Account's borrowings and other senior securities. The Manager is also permitted to purchase mortgage-backed securities and to sell such securities without regard to the length of time held in separate transactions that do not constitute dollar rolls. For financial reporting and tax purposes, the Accounts treat mortgage rolls as two separate transactions: one involving the purchase of securities and a separate transaction involving a sale. The
Accounts do not currently intend to enter into mortgage dollar transactions that are accounted for as a financing.


LENDING OF PORTFOLIO SECURITIES (ALL ACCOUNTS) Subject to its investment policies and restrictions, each Account may also seek to increase its income by lending portfolio securities. Such loans may be made to qualified institutions, such as certain broker-dealers, and are required to be secured continuously by collateral in cash, cash equivalents, or U.S. Government securities maintained on a current basis at an amount at least equal to the market value of the securities loaned. The value of the securities loaned will not exceed 33 1/3% of the value of the total assets of the Account. An Account may experience a loss or delay in the recovery of its securities if the borrowing institution breaches its agreement with the Account.

FORWARD COMMITMENTS (ALL ACCOUNTS EXCEPT THE LIQUID ACCOUNT)

Securities may be purchased by all Accounts (other than the Liquid
Account) on a
"when-issued" or on a "forward commitment" basis, which means it may take
60
days or more before the securities are delivered to an Account. Securities purchased on a "when-issued" or "forward commitment" basis involve a risk that the value of the security to be purchased may decline prior to the settlement date. Also, if the dealer through which the trade is made fails to consummate the transaction, the Account may lose an advantageous yield or price.


COVERED CALL OPTIONS (ALL ACCOUNTS EXCEPT THE
LIQUID ACCOUNT)
Each Account (other than the Liquid Account) may write covered call options on securities, securities indices and foreign currencies, in each case as a hedge against decreases in prices of existing portfolio securities or increases in prices of anticipated portfolio securities. A call option on a security gives the holder (purchaser) the right to buy, and obligates the writer (seller) to sell (if the option is exercised), in return for a premium paid, the underlying security at a specified exercise price during the option period. A call option on a currency operates in a similar manner, except that delivery is made of the specified currency. A call option on an index is also similar except that the value of the option depends on the weighted value of the group of securities in the index and settlement of the option is made in the form of cash rather than the delivery of a security.

Because call options may be used to generate additional income and to attempt to reduce the effect of any adverse price movement in the securities or currency subject to the option, they do involve certain risks that are different in some respects from investment risks associated with similar funds which do not engage in such activities. The risk of writing covered call options includes the inability to participate in the appreciation of the underlying securities or currencies above the exercise price. In addition, the effectiveness of hedging through the purchase or sale of securities index options, including options on the S&P 500 Index, will depend upon the extent to which price movements in the portion of the securities portfolio being hedged correlate with the price movements in the selected securities index. Perfect correlation may not be possible because the securities held or to be acquired by an Account may not exactly match the composition of the securities index on which options are written. If the forecasts of the Manager regarding movements in securities prices, interest rates, or currency exchange rates are

                               Prospectus Page 38

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
incorrect, an Account's investment results may have been better without the hedge transactions.

INTEREST RATE SWAPS (INCOME ACCOUNT, GOVERNMENT ACCOUNT AND TOTAL
RETURN
ACCOUNT)

The Income Account, Government Account and Total Return Account may enter into interest rate swaps both for hedging and to seek to increase total return. Each
Account will typically use interest rate swaps to adjust the effective duration of its portfolio. Interest rate swaps involve the exchange by an Account with another party of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. Since interest rate swaps are individually negotiated, an Account expects to achieve an acceptable degree of correlation between its portfolio investments and its interest rate swap positions.



An Account will enter into interest rate swaps only on a net basis, which means that the two payment streams are netted out, with the Account receiving or paying, as the case may be, only the net amount of the two payments. Interest rate swaps do not involve the delivery of securities, other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that an Account is contractually obligated to make. If the other party to an interest rate swap defaults, an
Account's risk of loss consists of the net amount of interest payments that the
Account is contractually entitled to receive. An Account will maintain in a segregated account with the Account's custodian cash and liquid high grade debt securities equal to the net amount, if any, of the excess of the Account's obligations over its entitlements with respect to swap transactions. To the extent that the net amount of a swap is held in a segregated account consisting of cash and high liquid grade debt securities, the Accounts and the Manager believe that swaps do not constitute senior securities under the Act and, accordingly, will not treat them as being subject to an Account's borrowing restriction.



The use of interest rate swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Manager is incorrect in its forecasts of market values and interest rates, the investment performance of the Accounts would be less favorable than it would have been if this investment technique were not used.

FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS (ALL ACCOUNTS
OTHER THAN
LIQUID ACCOUNT)
To hedge against changes in interest rates, securities prices or currency exchange rates or for non-hedging purposes, each Account (other than Liquid
Account) may, subject to its investment objectives and policies, purchase and sell various kinds of futures contracts, and purchase and write call and put options on any of such futures contracts. An Account may also enter into closing purchase and sale transactions with respect to any of such contracts and options. Futures contracts may be based on various securities (such as U.S.
Government securities), securities indices, foreign currencies and other financial instruments and indices. The Growth Account and Total Return Account may purchase and sell futures contracts on stock indices and purchase and sell options on such futures. The Income Account and Total Return Account may purchase and sell interest rate futures and purchase and sell options on such futures. In addition, each Account that may invest in securities that are denominated in foreign currency may purchase and sell futures on currencies and purchase and sell options on such futures. An Account will engage in futures and related options transactions only for bona fide hedging purposes as permitted in regulations of the Commodity Futures Trading Commission. The aggregate initial margin and premiums required to establish positions in futures contracts and options on futures may not exceed 5 percent of the market value of the Account's total assets after taking into account unrealized profits and losses on any such positions and excluding the amount by which such options were in-the-money at the time of purchase.

The use of futures contracts entails certain risks, including but not limited to the following: no assurance that futures contracts transactions can be offset at favorable prices; possible reduction of the Account's income due to the use of hedging; possible reduction in value of both the securities hedged and the hedging instrument; possible lack of liquidity due to daily limits on price fluctuations; imperfect correlation between the contract and the securities being hedged; and potential losses in excess of the amount initially invested in the futures contracts themselves. If the expectations of the Manager regarding movements in securities prices or interest rates are incorrect, an

                               Prospectus Page 39

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
Account may have experienced better investment results without hedging. The use of futures contracts and options on futures contracts requires special skills in addition to those needed to select portfolio securities. A further discussion of futures contracts is set forth in the Accounts' SAI.

MONEY MARKET INSTRUMENTS (ALL ACCOUNTS)
All Accounts may in the judgment of the Manager hold cash or invest without limit in money market instruments. All Accounts (other than the Liquid Account and Government Securities Account) may invest in banker's acceptances, certificates of deposit, time deposits and commercial paper denominated in foreign currency but within the limitations described above under "--Foreign
Securities." These Accounts will purchase only money market instruments denominated in a foreign currency whose issuers have at least one billion dollars (U.S.) of assets.

Banker's acceptances are bills of exchange or time drafts drawn on and accepted by a commercial bank. They are used by corporations to finance the shipment and storage of goods and to furnish dollar exchanges. Banker's acceptances generally mature in six months or less. Certificates of deposit are negotiable interest-bearing instruments with specific maturities. Certificates of deposit are issued by banks and savings and loan institutions in exchange for the deposit of funds and normally can be traded in the secondary market, prior to maturity. Time deposits are nonnegotiable receipts issued by a bank in exchange for the deposit of funds. Like a certificate of deposit, it earns a specified rate of interest over a definite period of time. Time deposits cannot be traded in the secondary market. Commercial paper is the term used to designate unsecured short-term promissory notes issued by corporations and other entities.
Maturities on commercial paper vary from a few days to nine months.

Each Account may invest in obligations of foreign branches of U.S. banks (Eurodollars) and U.S. branches of foreign banks (Yankee dollars). These investments involve risks that are different from investments in securities of
U.S. banks or U.S. branches of U.S. banks, including potential unfavorable political and economic developments, different tax provisions, seizure of foreign deposits, currency controls, interest limitations or other governmental restrictions which might affect payment of principal or interest.

REPURCHASE AGREEMENTS (ALL ACCOUNTS)
Each Account may enter into repurchase agreements. In a repurchase agreement, an
Account buys a security at one price and simultaneously agrees to sell it back at a higher price. Delays or losses could result if the other party to the agreement defaults or becomes insolvent.

RESTRICTIONS: An Account will not invest more than 10% of its net assets in repurchase agreements maturing in more than seven days and securities which are not readily marketable.

RESTRICTED AND ILLIQUID SECURITIES (ALL ACCOUNTS)
Each Account may invest up to 10% of its net assets in illiquid investments, which includes repurchase agreements maturing in more than seven days, restricted securities and securities not readily marketable. Each Account may also invest in restricted securities eligible for resale to certain institutional investors pursuant to Rule 144A under the Securities Act of 1933.


WARRANTS (ALL ACCOUNTS EXCEPT THE LIQUID ACCOUNT AND THE
GOVERNMENT SECURITIES
ACCOUNT)


Each Account (except the Liquid Account and the Government Securities Account) may purchase rights and warrants, which represent rights to purchase the common stock of companies at designated prices. Each Account will not purchase such rights and warrants if the Accounts' holding of warrants (valued at the lower of cost or market) would exceed 5% of the value of the Account's total assets as a result of the purchase. In addition, each Account will not purchase a warrant or right which is not listed on the New York or American Stock Exchanges if the purchase would result in the Account's owning unlisted warrants in an amount exceeding 2% of its total assets.


                               Prospectus Page 40

                  Connecticut Mutual Investment Accounts, Inc.

                                   APPENDIX A

-----------------------------------------------------------------------
---------

DESCRIPTION OF SECURITIES RATINGS

As described in the Prospectus, the debt securities purchased by an Account may include securities in the lower rating categories (that is, rated below Baa by
Moody's or below BBB by S&P, or unrated).

MOODY'S DESCRIBES ITS LOWER RATINGS FOR CORPORATE BONDS AS FOLLOWS:

Bonds which are rated Baa are considered as medium grade obligations, I.E., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time.
Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Bonds which are rated Ba are judged to have speculative elements; their future cannot be consi-dered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.
S&P DESCRIBES ITS LOWER RATINGS FOR CORPORATE BONDS AS FOLLOWS:

Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Debt rated BB, B, CCC, or CC is regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

MOODY'S DESCRIBES ITS THREE HIGHEST RATINGS FOR COMMERCIAL PAPER AS
FOLLOWS:

Issuers rated P-1 (Prime-1) (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. P-1 repayment capacity will normally be evidenced by the following characteristics: (1) leading market positions in well-established industries; (2) high rates of return on funds employed; (3) conservative capitalization structures and moderate reliance on debt and ample asset protection; (4) broad margins in earnings coverage of fixed financial charges and high internal cash generation;
and (5) well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated P-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will

                               Appendix Page A-1

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated P-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced.
Variability in
earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

S&P DESCRIBES ITS THREE HIGHEST RATINGS FOR COMMERCIAL PAPER AS
FOLLOWS:
A-1. This designation indicates that the degree of safety regarding timely payment is very strong.

A-2. Capacity for timely payment on issues with this designation is strong.
However, the relative degree of safety is not as overwhelming as for issues designated A-1.

A-3. Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

                               Appendix Page A-2

                  Connecticut Mutual Investment Accounts, Inc.

                                   APPENDIX B

-----------------------------------------------------------------------
---------

CREDIT QUALITY DISTRIBUTION

INCOME ACCOUNT
The average quality distribution of the portfolio of Income Account during the year ended December 31, 1994 was as follows:

QUALITY DISTRIBUTION                              % OF
AS ASSIGNED BY SERVICE          AVERAGE VALUE  PORTFOLIO
------------------------------  -------------  ----------
AAA                             $  10,899,567       22.9%
AA                                  2,601,601        5.5
A                                  14,889,330       31.3
BBB                                13,090,718       27.4
BB                                  2,061,858        4.3
B                                     288,235        0.6
Unrated                               877,239        1.8
Debt Securities                    44,708,548       93.8
Short-Term Securities               2,936,465        6.2
Total Portfolio                    47,645,465      100.0

TOTAL RETURN ACCOUNT
The average quality distribution of the portfolio of Total Return Account during the year ended December 31, 1994 was as follows:

QUALITY DISTRIBUTION                              % OF
AS ASSIGNED BY SERVICE          AVERAGE VALUE   PORTFOLIO
-----------------------------  ---------------  ---------
AAA                            $    48,259,445       25.7%
AA                                   3,578,850        1.9
A                                   12,772,383        6.8
BBB                                 14,352,761        7.6
BB                                   3,351,301        1.8
B                                       44,269          0
Unrated                              1,418,350        0.8
Debt Securities                     83,777,359       44.6
Equity Securities                   85,156,418       45.3
Short-Term Securities               18,883,627       10.1
Total Portfolio                    187,817,404      100.0

                               Appendix Page B-1

         CMIA SHAREHOLDER SERVICES AGENT
            National Financial Data Services
            P.O. Box 419694
            Kansas City, Missouri 64179-0948
            1-800-322-CMIA

         YOUR REPRESENTATIVE IS:


                   National Distributor
                   Connecticut Mutual Financial Services, L.L.C.
                   A subsidiary of
                    CONNECTICUT
                    MUTUAL
                   The Blue Chip Company


                      Connecticut Mutual
                      Life Insurance Company
                      140 Garden Street
                      Hartford, CT 06154
                      800-234-5606

                              C     M     I     A



STATEMENT OF ADDITIONAL INFORMATION

CLASS A AND CLASS B SHARES

OCTOBER 1, 1995


     This Statement of Additional Information (SAI) (Part B of the Registration Statement) is not a prospectus, but should be read in conjunction with the Company's Prospectus for the Connecticut Mutual Liquid Account and the Class A and Class B Shares Prospectus for the other CMIA Accounts and the
Class A and Class B Shares Prospectus for the LifeSpan Accounts, each dated
October 1, 1995 (together, the Prospectuses). Copies of the Prospectuses can be obtained free of charge by calling or writing the Company at the number or address noted above.

                              TABLE OF CONTENTS

                                                       Page



      1.  General Information                              1
      2.  Investment Objectives and Policies               1
      3.  Investment Restrictions                         20
      4.  Management                                      30
      5.  Investment Advisory Arrangements                35
      6.  Account Expenses                                39
      7.  Distribution Arrangements                       39
      8.  Distribution Financing Plans                    40
      9.  Portfolio Transactions and Brokerage            42
     10.  Determination of Net Asset Value                44
     11.  Purchase and Redemption of Shares               45
     12.  Investment Performance                          47
     13.  Taxes                                     ....  54
     14.  Custodian                                       58
     15.  Transfer Agent Services                         58
     16.  Independent Certified Public Accountants        58
     17.  Other Information                               58
     18.  Financial Statements                            59


____________________

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS
AUTHORIZED
FOR DISTRIBUTION TO PROSPECTIVE INVESTORS ONLY IF PRECEDED OR
ACCOMPANIED BY
AN EFFECTIVE PROSPECTUS.


                             GENERAL INFORMATION

     Connecticut Mutual Investment Accounts, Inc. (the Company) is an open-end management investment company consisting of thirteen separate accounts.
This Statement of Additional Information (SAI) relates to the single class of shares of the Connecticut Mutual Liquid Account (Liquid Account) and to Class
A and Class B shares of seven accounts including: the following four accounts
-- Connecticut Mutual Government Securities Account (Government Securities Account), Connecticut Mutual Income Account (Income Account), Connecticut Mutual Total Return Account (Total Return Account) and Connecticut Mutual Growth Account (Growth Account) (collectively with Liquid Account, the CMIA
Accounts); and three "life span" accounts -- CMIA LifeSpan Capital Appreciation Account (Capital Appreciation Account), CMIA LifeSpan Balanced
Account (Balanced Account) and CMIA LifeSpan Diversified Income Account (Diversified Income Account) (collectively, the LifeSpan Accounts). Each CMIA
Account and each LifeSpan Account is referred to herein individually as an
Account and collectively as the Accounts. Each Account is managed for investment purposes as if it were a separate fund issuing its own shares.

     G.R. Phelps & Co. (G.R. Phelps or the Manager) is the investment manager for each of the Accounts. In the case of the LifeSpan Accounts, G.R. Phelps has engaged Scudder, Stevens & Clark, Inc. (Scudder), BEA Associates and Pilgrim, Baxter & Assoc. Ltd. (Pilgrim) as subadvisers to assist in the management of the LifeSpan Accounts. Scudder, BEA Associates and Pilgrim are sometimes referred to herein individually as a "Subadviser" and collectively as the "Subadvisers."


                      INVESTMENT OBJECTIVES AND POLICIES

     The investment objective of each of the Accounts is set forth in its respective Prospectus, each dated October 1, 1995 (collectively, the Prospectuses). A further description of certain of the policies described in the Prospectuses is set forth below.

FOREIGN SECURITIES AND EMERGING COUNTRIES
(All Accounts except the Liquid Account and the Government Securities
Account)

     Each Account (other than the Liquid Account and the Government
Securities
Account) may invest in securities of foreign issuers. Each Account (other than the Liquid Account and the Government Securities Account) may also invest in debt and equity securities of corporate and governmental issuers of countries with emerging economies or securities markets.

     Investing in securities of non-U.S. issuers, and in particular in emerging countries, may entail greater risks than investing in securities of issuers in the United States. These risks include (i) less social, political and economic stability; (ii) the small current size of the markets for many such securi-ties and the currently low or nonexistent volume of trading, which result in a lack of liquidity and in greater price volatility; (iii) certain national policies which may restrict an Account's investment opportunities, including restrictions on investment in issuers or industries deemed sensitive to national interests; (iv) foreign taxation; and (v) the absence of developed structures governing private or foreign investment or allowing for judicial redress for injury to private property.

     Investing in securities of non-U.S. companies may entail additional risks due to the potential political and economic instability of certain countries and the risks of expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment and on repatriation of capital invested. In the event of such expropriation, nationalization or other confiscation by any country, an Account could lose its entire investment in any such country.

     In addition, even though opportunities for investment may exist in foreign countries, and in particular emerging markets, any change in the leadership or policies of the governments of those countries or in the leadership or policies of any other government which exercises a significant influence over those countries, may halt the expansion of or reverse the liberalization of foreign investment policies now occurring and thereby eliminate any investment opportunities which may currently exist.

     Investors should note that upon the accession to power of authoritarian regimes, the governments of a number of emerging countries previously expropriated large quantities of real and personal property similar to the property which may be represented by the securities purchased by the Accounts.
 The claims of property owners against those governments were never finally settled. There can be no assurance that any property represented by foreign securities purchased by an Account will not also be expropriated, nationalized, or otherwise confiscated. If such confiscation were to occur, an Account could lose a substantial portion of its investments in such countries. An Account's investments would similarly be adversely affected by exchange control regulation in any of those countries.

     Certain countries in which the Accounts may invest may have vocal minorities that advocate radical religious or revolutionary philosophies or support ethnic independence. Any disturbance on the part of such individuals could carry the potential for wide- spread destruction or confiscation of property owned by individuals and entities foreign to such country and could cause the loss of an Account's investment in those countries.

     Certain countries prohibit or impose substantial restrictions on investments in their capital markets, particularly their equity markets, by foreign entities such as the Accounts. As illustrations, certain countries require governmental approval prior to investments by foreign persons, or limit the amount of investment by foreign persons in a particular company, or limit the invest-ment by foreign persons to only a specific class of securities of a company that may have less advantageous terms than securities of the company available for purchase by nationals. Moreover, the national policies of certain countries may restrict investment opportunities in issuers or industries deemed sensitive to national interests. In addition, some countries require govern-mental approval for the repatriation of investment income, capital or the proceeds of securities sales by foreign investors. An
Account could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation, as well as by the application to it of other restrictions on investments.

     Foreign companies are subject to accounting, auditing and financial standards and requirements that differ, in some cases significantly, from those applicable to U.S. companies. In particular, the assets, liabilities and profits appearing on the financial statements of such a company may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with
U.S. generally accepted accounting principles. Most foreign securities held by the Accounts will not be registered with the Securities and Exchange Commission (SEC) and such issuers thereof will not be subject to the SEC's reporting requirements. Thus, there may be less available information concerning foreign issuers of securities held by the Accounts than is available concerning U.S. issuers. In instances where the financial statements of an issuer are not deemed to reflect accurately the financial situation of the issuer, the Manager or the relevant Subadviser will take appropriate steps to evaluate the proposed investment, which may include on-site inspection of the issuer, interviews with its management and consultations with accountants, bankers and other specialists. There is substantially less publicly available information about many foreign companies than there are reports and ratings published about U.S. companies and the U.S.
government. In addition, where public information is available, it may be less reliable than such information regarding U.S. issuers.

     Because the Accounts may invest a portion of their total assets in securities which are denominated or quoted in foreign currencies, the strength or weakness of the U.S. dollar against such currencies may account for part of the Accounts' investment performance. A decline in the value of any particular currency against the U.S. dollar will cause a decline in the U.S.
dollar value of an Account's holdings of securities denominated in such currency and, therefore, will cause an overall decline in the Account's net asset value and any net investment income and capital gains to be distributed in U.S. dollars to shareholders of the Account.

     The rate of exchange between the U.S. dollar and other currencies is determined by several factors including the supply and demand for particular currencies, central bank efforts to support particular currencies, the movement of interest rates, the pace of business activity in certain other countries and the U.S., and other economic and financial conditions affecting the world economy.

     Although the Accounts value their respective assets daily in terms of
U.S. dollars, the Accounts do not intend to convert their holdings of foreign currencies into U.S. dollars on a daily basis. However, the Accounts may do so from time to time, and investors should be aware of the costs of currency conversion. Although currency dealers do not charge a fee for conversion, they do realize a profit based on the difference (spread) between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to an Account at one rate, while offering a lesser rate of exchange should the Account desire to sell that currency to the dealer.

     Securities of foreign issuers, and in particular many emerging country issuers, may be less liquid and their prices more volatile than securities of comparable U.S. issuers. In addition, foreign securities exchanges and brokers are generally subject to less governmental supervision and regulation than in the U.S., and foreign securities exchange transactions are usually subject to fixed commissions, which are generally higher than negotiated commissions on U.S. transactions. In addition, foreign securities exchange transactions may be subject to difficulties associated with the settlement of such transactions. Delays in settlement could result in temporary periods when assets of an Account are uninvested and no return is earned thereon. The inability of an Account to make intended security purchases due to settlement problems could cause the Account to miss attractive investment opportunities.
Inability to dispose of a portfolio security due to settlement problems could either result in losses to an Account due to subsequent declines in value of the portfolio security or, if the Account has entered into a contract to sell the security could result in possible liability to the purchaser.

     The Accounts' investment income or, in some cases, capital gains from foreign issuers may be subject to foreign withholding or other foreign taxes, thereby reducing the Accounts' net investment income and/or net realized capital gains. See "Taxes."

FOREIGN CURRENCY EXCHANGE CONTRACTS
(All Accounts except the Liquid Account and the Government Securities
Account)

     Each Account (other than the Liquid Account and the Government
Securities
Account) may exchange currencies in the normal course of managing its investments and may incur costs in doing so because a foreign exchange dealer will charge a fee for conversion. An Account may conduct foreign currency exchange transactions on a "spot" basis (i.e., for prompt delivery and settlement) at the prevailing spot rate for purchasing or selling currency in the foreign currency exchange market. An Account also may enter into forward currency exchange contracts or other contracts to purchase and sell currencies for settlement at a future date. A foreign exchange dealer, in that situation, will expect to realize a profit based on the difference between the price at which a foreign currency is sold to the Account and the price at which the dealer will cover the purchase in the foreign currency market. Foreign exchange transactions are entered into at prices quoted by dealers, which may include a mark-up over the price that the dealer must pay for the currency.

     A forward currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A forward currency exchange contract generally has no deposit requirement, and no commissions are generally charged at any stage for trades.

     At the maturity of a forward currency exchange contract an Account may either accept or make delivery of the currency specified in the contract or, at or prior to maturity, enter into a closing purchase transaction involving the purchase or sale of an offsetting contract. Closing purchase transactions with respect to forward currency exchange contracts are usually effected with the currency trader who is a party to the original forward currency exchange contract.

     The Accounts may enter into forward currency exchange contracts in several circumstances for hedging and non- hedging purposes. First, when an
Account enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when an Account anticipates the receipt in a foreign currency of dividend or interest payments on such a security which it holds, the Account may desire to "lock in" the U.S. dollar price of the security or the U.S. dollar equivalent of such dividend or interest payment, as the case may be. By entering into a forward currency exchange contract for the purchase or sale, for a fixed amount of dollars, of the amount of foreign currency involved in the underlying transactions, an Account will attempt to protect itself against an adverse change in the relationship between the U.S. dollar and the subject foreign currency during the period between the date on which the security is purchased or sold, or on which the dividend or interest payment is declared, and the date on which such payments are made or received.

     Additionally, when management of an Account believes that the currency of a particular foreign country may suffer a substantial decline against the U.S.
dollar, it may enter into a forward currency exchange contract to sell, for a fixed amount of dollars, the amount of foreign currency approximating the value of some or all of the Account's portfolio securities denominated in such foreign currency. The precise matching of the forward currency exchange contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date on which the contract is entered into and the date it matures. Using forward currency exchange contracts to protect the value of an Account's portfolio securities against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities.
It simply establishes a rate of exchange which an Account can achieve at some future point in time. The precise projection of short-term currency market movements is not possible, and short-term hedging provides a means of fixing the dollar value of only a portion of an Account's foreign assets.

     An Account's custodian will place cash or liquid, high grade debt securities (High Grade Debt Securities) (i.e., securities rated in one of the top three ratings categories by Moody's Investors Service, Inc. (Moody's), Standard & Poor's Ratings Group (Standard & Poor's), or a comparable rating agency, or, if unrated, deemed by the Manager or relevant Subadviser to be of comparable credit quality) into a segregated account of the Account in an amount equal to the value of the Account's total assets committed to the consummation of forward currency exchange contracts requiring the Account to purchase foreign currencies or forward currency exchange contracts entered into for non-hedging purposes. If the value of the securities placed in the segregated account declines, additional cash or securities will be placed in the account on a daily basis so that the value of the account will equal the amount of an Account's commitments with respect to such contracts. The segregated account will be marked-to-market on a daily basis. Although the contracts are not presently regulated by the Commodity Futures Trading Commission (CFTC), the CFTC may in the future assert authority to regulate these contracts. In such event, the Accounts' ability to utilize forward currency exchange contracts may be restricted.

     The Accounts generally will not enter into a forward currency exchange contract with a term of greater than one year.

     While the Accounts will enter into forward currency exchange contracts to reduce currency exchange rate risks, transactions in currency contracts involve certain other risks. Thus, while the Accounts may benefit from currency transactions, unanticipated changes in currency prices may result in a poorer overall performance for an Account than if it had not engaged in any such transactions. Moreover, there may be an imperfect correlation between an
Account's portfolio holdings of securities denominated in a particular currency and forward currency exchange contracts entered into by the Account.
Such imperfect correlation may cause an Account to sustain losses which will prevent the Account from achieving a complete hedge or expose the Account to risk of foreign exchange loss.

COVERED CALL OPTIONS ON SECURITIES, SECURITIES INDICES AND FOREIGN
CURRENCIES
(All Accounts except the Liquid Account)

     Each CMIA Account (other than the Liquid Account) may write covered call options. Each LifeSpan Account may purchase and write covered call options.
Such options may relate to particular U.S. or non-U.S. securities, to various
U.S. or non- U.S. stock indices or to U.S. or non-U.S. currencies. The Accounts may purchase and write, as the case may be, call options which are issued by the Options Clearing Corporation (OCC) or which are traded on U.S.
and non-U.S. exchanges. Capital Appreciation Account and Balanced Account (with respect to the international Component) may purchase options on currency in the over-the-counter (OTC) markets.

     An option on a securities index provides the holder with the right to receive a cash payment upon exercise of the option if the market value of the underlying index exceeds the option's exercise price. The amount of this payment will be equal to the difference between the closing price of the index at the time of exercise and the exercise price of the option expressed in U.S.
dollars or a foreign currency, times a specified multiple. A call option on a currency gives its holder the right to purchase an amount (specified in units of the underlying currency) of the underlying currency at the stated exercise price at any time prior to the option's expiration.

     Capital Appreciation Account and Balanced Account will engage in over-the-counter (OTC) options only with broker-dealers deemed creditworthy by the Account's Manager or relevant Subadviser. Closing transactions in certain options are usually effected directly with the same broker-dealer that effected the original option transaction. An Account bears the risk that the broker-dealer may fail to meet its obligations. There is no assurance that an
Account will be able to close an unlisted option position. Furthermore, unlisted options are not subject to the protections afforded purchasers of listed options by the OCC, which performs the obligations of its members who fail to do so in connection with the purchase or sale of options. OTC options will be deemed illiquid for purposes of an Account's limitation on investments in illiquid securities, except that with respect to options written with primary dealers in U.S. Government securities pursuant to an agreement requiring a closing purchase transaction at a formula price, the amount of illiquid securities may be calculated with reference to a formula approved by the staff of the SEC.

     An Account will write call options only if they are "covered." In the case of a call option on a security, the option is "covered" if a portfolio owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or High Grade Debt Securities in such amount as are held in a segregated account by the Account's custodian) upon conversion or exchange of other securities held by the portfolio. For a call option on an index, the option is covered if the Account maintains cash or cash equivalents equal to the contract value with the Account's custodian.
A call option on a security or an index is also covered if the Account holds a call on the same security or index as the call written by the Account where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written provided the difference is maintained by the Account in cash or cash equivalents in a segregated account with the Account's custodian. A call option on currency written by an Account is covered if the Account owns an equal amount of the underlying currency.

     When an Account purchases or writes an option, an amount equal to the net premium (the premium less the commission paid by the Account) received by the
Account is included in the liability section of the Account's statement of assets and liabilities as a deferred credit. The amount of this asset or deferred credit will be marked-to-market on an ongoing basis to reflect the current value of the option purchased or written. The current value of a traded option is the last sale price or, in the absence of a sale, the average of the closing bid and asked prices. If an option purchased by the Account expires unexercised, the Account realizes a loss equal to the premium paid.
If the Account enters into a closing sale transaction on an option purchased by it, the Account will realize a gain if the premium received by the Account on the closing transaction is more than the premium paid to purchase the option, or a loss if it is less. If an option written by the Account expires on the stipulated expiration date or if the Account enters into a closing purchase transaction, it will realize a gain (or loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold)
and the deferred credit related to such option will be eliminated. If an option written by the Account is exercised, the proceeds to the Account from the exercise will be increased by the net premium originally received, and the
Account will realize a gain or loss.

     There are several risks associated with transactions in options on securities, securities indices and currencies. For example, there are significant differences between the securities markets, currency markets and the corresponding options markets that could result in imperfect correlations, causing a given option transaction not to achieve its objectives. In addition, a liquid secondary market for particular options, whether traded OTC or on a U.S. or non-U.S. securities exchange may be absent for reasons which include the following: there may be insufficient trading interest in certain options; restrictions may be imposed by an exchange on opening transactions or closing transactions or both; trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities; unusual or unforeseen circumstances may interrupt normal operations on an exchange; the facilities of an exchange or the OCC may not at all times be adequate to handle current trading volume; or one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

     No Account shall write a covered call option if as a result thereof the assets underlying calls outstanding (including the proposed call option) would exceed 20% of the value of the assets of the Account.

FUTURES CONTRACTS AND RELATED OPTIONS
(All Accounts except the Liquid Account)

     To hedge against changes in interest rates, securities prices or currency exchange rates or for certain non-hedging purposes, each Account (other than the Liquid Account) may, subject to its investment objectives and policies, purchase and sell various kinds of futures contracts, and purchase and write call and put options on any of such futures contracts. An Account may also enter into closing purchase and sale transactions with respect to any of such contracts and options. The futures contracts may be based on various securities (such as U.S. Government securities), securities indices, currencies and other financial instruments and indices. The Growth Account and Total Return Account may purchase and sell futures contracts on stock indices and sell options on such futures. The Income Account and Total Return
Account may purchase and sell interest rate futures and sell options on such futures. In addition, each Account that may invest in securities that are denominated in a foreign currency may purchase and sell futures on currencies and sell options on such futures. An Account will engage in futures and related options transactions only for bona fide hedging or other non-hedging purposes as defined in regulations promulgated by the CFTC. All futures contracts entered into by the Accounts are traded on U.S. exchanges or boards of trade that are licensed and regulated by the CFTC or on foreign exchanges approved by the CFTC.

     FUTURES CONTRACTS. A futures contract may generally be described as an agreement between two parties to buy and sell a particular financial instrument for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract). Futures contracts obligate the long or short holder to take or make delivery of a specified quantity of a commodity or financial instrument, such as a security or the cash value of a securities index, during a specified future period at a specified price.

     When interest rates are rising or securities prices are falling, an account can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When interest rates are falling or securities prices are rising, an Account, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases.

     Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions which may result in a profit or a loss. While futures contracts on securities will usually be liquidated in this manner, the Accounts may instead make, or take, delivery of the underlying securities whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures on securities are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

     HEDGING STRATEGIES. Hedging, by use of futures contracts, seeks to establish with more certainty the effective price and rate of return on portfolio securities and securities that an Account proposes to acquire. The
Accounts may, for example, take a "short" position in the futures market by selling futures contracts in order to hedge against an anticipated rise in interest rates or a decline in market prices that would adversely affect the value of an Account's portfolio securities. Such futures contracts may include contracts for the future delivery of securities held by the Account or securities with characteristics similar to those of the Account's portfolio securities. If, in the opinion of the Account's Manager or the relevant Subadviser, there is a sufficient degree of correlation between price trends for an Account's portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, the Account may also enter into such futures contracts as part of its hedging strategy. Although under some circumstances prices of securities in an Account's portfolio may be more or less volatile than prices of such futures contracts, the Manager or the relevant Subadviser will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any such differential by having the Account enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting an Account's securities portfolio. When hedging of this character is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of an Account's portfolio securities would be substantially offset by a decline in the value of the futures position.

     On other occasions, the Accounts may take a "long" position by purchasing futures contracts. This would be done, for example, when an Account anticipates the subsequent purchase of particular securities when it has the necessary cash, but expects the prices then available in the applicable market to be less favorable than prices that are currently available.

     OPTIONS ON FUTURES CONTRACTS. The acquisition of put and call options on futures contracts will give the Accounts the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, an Account obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

     The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of an Account's assets. By writing a call option, an Account becomes obligated, in exchange for the premium, to sell a futures contract (if the option is exercised), which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that an Account intends to purchase. However, an Account becomes obligated to purchase a futures contract (if the option is exercised) which may have a value lower than the exercise price.

Thus, the loss incurred by an Account in writing options on futures is potentially unlimited and may exceed the amount of the premium received. The
Accounts will incur transaction costs in connection with the writing of options on futures.

     The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option on the same series.

There is no guarantee that such closing transactions can be effected. The Accounts' ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

     The Accounts may use options on futures contracts solely for bona fide hedging or other non-hedging purposes as described below.

     OTHER CONSIDERATIONS. The Accounts will engage in futures and related options transactions only for bona fide hedging or non- hedging purposes as permitted by CFTC regulations which permit principals of an investment company registered under the Investment Company Act of 1940, as amended (the Investment Company Act), to engage in such transactions without registering as commodity pool operators. An Account will determine that the price fluctuations in the futures contracts and options on futures used for hedging purposes are substantially related to price fluctuations in securities or instruments held by the Account or securities or instruments which they expect to purchase. Except as stated below, the Accounts' futures transactions will be entered into for traditional hedging purposes -- i.e., futures contracts will be sold to protect against a decline in the price of securities (or the currency in which they are denominated) that an Account owns or futures contracts will be purchased to protect an Account against an increase in the price of securities (or the currency in which they are denominated) that an
Account intends to purchase. As evidence of this hedging intent, each Account expects that, on 75% or more of the occasions on which it takes a long futures or option position (involving the purchase of futures contracts), the Account will have purchased, or will be in the process of purchasing, equivalent amounts of related securities (or assets denominated in the related currency) in the cash market at the time when the futures or option position is closed out. However, in particular cases, when it is economically advantageous for an Account to do so, a long futures position may be terminated or an option may expire without the corresponding purchase of securities or other assets.

     As an alternative to compliance with the bona fide hedging definition, a
CFTC regulation now permits an Account to elect to comply with a different test under which the aggregate initial margin and premiums required to establish non-hedging positions in futures contracts and options on futures will not exceed 5% of the net asset value of an Account's portfolio, after taking into account unrealized profits and losses on any such positions and excluding the amount by which such options were in-the-money at the time of purchase. An Account will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Internal Revenue Code for maintaining its qualification as a regulated investment company for federal income tax purposes. See "Taxes."

     An Account will be required, in connection with transactions in futures contracts and the writing of options on futures contracts, to make margin deposits, which will be held by the Company's custodian for the benefit of the futures commission merchant through whom the Account engages in such futures contracts and option transactions. These transactions involve brokerage costs, require margin deposits and, in the case of futures contracts and options obligating an Account to purchase securities, require an Account to segregate cash or High Grade Debt Securities in an account maintained with the
Company's custodian to cover such contracts and options.

     While transactions in futures contracts and options on futures may reduce certain risks, such transactions themselves entail certain other risks. Thus, unanticipated changes in interest rates or securities prices may result in a poorer overall performance for an Account than if it had not entered into any futures contracts or options transactions. The other risks associated with the use of futures contracts and options thereon are (i) imperfect correlation between the change in market value of the securities held by an Account and the prices of the futures and options and (ii) the possible absence of a liquid secondary market for a futures contract or option and the resulting inability to close a futures position prior to its maturity date.

     In the event of an imperfect correlation between a futures position and portfolio position which is intended to be protected, the desired protection may not be obtained and the Account may be exposed to risk of loss. The risk of imperfect correlation may be minimized by investing in contracts whose price behavior is expected to resemble that of an Account's underlying securities. The risk that the Accounts will be unable to close out a futures position will be minimized by entering into such transactions on a national exchange with an active and liquid secondary market.

"WHEN-ISSUED" PURCHASES AND FORWARD COMMITMENTS
(All Accounts except the Liquid Account)

     Securities may be purchased by all Accounts (other than the Liquid Account) on a "when-issued" or on a "forward commitment" basis. These transactions, which involve a commitment by an Account to purchase or sell particular securities with payment and delivery taking place at a future date, permit the Account to lock in a price or yield on a security, regardless of future changes in interest rates. An Account will purchase securities on a
"when-issued" or forward commitment basis only with the intention of completing the transaction and actually purchasing the securities. If deemed appropriate by the Manager or relevant Subadviser, however, an Account may dispose of or renegotiate a commitment after it is entered into, and may sell securities it has committed to purchase before those securities are delivered to the Account on the settlement date. In these cases the Account may realize a gain or loss.

     When an Account agrees to purchase securities on a "when--issued" or forward commitment basis, the Account's custodian will set aside cash or High
Grade Debt Securities equal to the amount of the commitment in a separate account. Normally, the custodian will set aside portfolio securities to satisfy a purchase commitment, and in such a case the Account may be required subsequently to place additional assets in the separate account in order to ensure that the value of the account remains equal to the amount of the Account's commitments. The market value of an Account's net assets may fluctuate to a greater degree when it sets aside portfolio securities to cover such purchase commitments then when it sets aside cash. Because an Account's liquidity and ability to manage its portfolio might be affected when it sets aside cash or portfolio securities to cover such purchase commitments, each
Account expects that its commitments to purchase when-issued securities and forward commitments will not exceed 33% of the value of its total assets absent unusual market conditions. When an Account engages in "when-issued" and forward commitment transactions, it relies on the other party to the transaction to consummate the trade. Failure of such party to do so may result in the Account incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

     The market value of the securities underlying a "when-issued" purchase or a forward commitment to purchase securities, and any subsequent fluctuations in their market value, are taken into account when determining the market value of an Account starting on the day the Account agrees to purchase the securities. The Account does not earn interest or dividends on the securities it has committed to purchase until the settlement date.

DEBT SECURITIES
(All Accounts)

     VARIABLE AND FLOATING RATE INSTRUMENTS. Debt instruments purchased by an
Account may be structured to have variable or floating interest rates. These instruments may include variable amount master demand notes that permit the indebtedness to vary in addition to providing for periodic adjustments in the interest rates. The Manager and the Subadvisers will consider the earning power, cash flows and other liquidity ratios of the issuers and guarantors of such instruments and, if the instrument is subject to a demand feature, will continuously monitor their financial ability to meet payment on demand.
If
deemed necessary by the manager or relevant Subadvisers to ensure that a variable or floating rate instrument is equivalent to the quality standards applicable to an Account's fixed income investments, the issuer's obligation to pay the principal of the instrument may be backed by an unconditional bank letter or line of credit, guarantee or commitment to lend. Any bank providing such a bank letter, line of credit, guarantee or loan commitment will meet the
Account's investment quality standards relating to investments in bank obligations. An Account will invest in variable and floating rate instruments only when the Manager or the relevant Subadviser deems the investment to meet the investment guidelines applicable to the Account. The Manager or the relevant Subadviser will also continuously monitor the creditworthiness of issuers of such instruments to determine whether an Account should continue to hold the investments.

     The absence of an active secondary market for certain variable and floating rate notes could make it difficult to dispose of the instruments, and an Account could suffer a loss if the issuer defaults or during periods in which an Account is not entitled to exercise its demand rights.

     Variable and floating rate instruments held by an Account will be subject to the Account's limitation on investments in illiquid securities when a reliable trading market for the instruments does not exist and the Account may not demand payment of the principal amount of such instruments within seven days.

     YIELDS AND RATINGS. The yields on certain obligations, including the money market instruments in which each Account may invest (such as commercial paper, bank obligations and corporate debt securities), are dependent on a variety of factors, including general money market conditions, conditions in the particular market for the obligation, the financial condition of the issuer, the size of the offering, the maturity of the obligation and the ratings of the issue. The ratings of Standard and Poor's, Moody's and other nationally and internationally recognized rating service organizations represent their respective opinions as to the quality of the obligations they undertake to rate. Ratings, however, are general and are not absolute standards of quality or value. Consequently, obligations with the same rating, maturity and interest rate may have different market prices. See the
Appendices to the Prospectuses for a description of the ratings provided by recognized statistical ratings organizations.

     Subsequent to its purchase by an Account, a rated security may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Account. The Board of Directors, or the Account's Manager or relevant Subadviser, pursuant to guidelines established by the Board of Directors, will consider such an event in determining whether the Account should continue to hold the security in accordance with the interests of the
Account and applicable regulations of the SEC.

     INTEREST RATE SWAPS. The Accounts may enter into interest rate swaps.
Inasmuch as these transactions are entered into for good faith hedging purposes or are offset by a segregated account, the Accounts, the Manager and the Subadvisers believe that such obligations do not constitute senior securities as defined in the Investment Company Act and, accordingly, will not treat them as being subject to the Accounts' borrowing restrictions.

     An Account will not enter into any interest rate swap transaction unless the unsecured commercial paper, senior debt or the claims-paying ability of the other party thereto is considered to be investment grade by the Account's
Manager or the relevant Subadviser. If there is a default by the other party to such a transaction, an Account will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with the markets for other similar instruments which are traded in the interbank market. However, the staff of the SEC takes the position that swaps, caps and floors are illiquid investments that are subject to the
Accounts' limitation on such investments.

     ZERO COUPON AND DEFERRED INTEREST BONDS. The Accounts may invest in zero coupon bonds and deferred interest bonds. Zero coupon and deferred interest bonds are debt obligations which are issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Although this period of delay is different for each deferred interest bond, a typical period is approximately one-third of the bond's term to maturity. Such investments benefit the issuer by mitigating its initial need for cash to meet debt service, but some also provide a higher rate of return to attract investors who are willing to defer receipt of such cash. The market price of zero coupon and deferred interest bonds are more volatile than instruments that pay interest regularly.

     HIGH YIELD/HIGH RISK DEBT OBLIGATIONS. Each Account (other than the Liquid Account and Government Securities Account) may invest in high yield/high risk, fixed income securities (commonly called junk bonds) rated Ba or lower by Moody's, BB or lower by Standard & Poor's, or an equivalent rating, or unrated securities. The CMIA Accounts may invest in debt securities rated as low as "B" by Moody's or Standard & Poor's. The LifeSpan
Accounts may invest in securities rated as low as "C" by Moody's or "D" by
Standard & Poor's which indicate that the obligations are speculative and may be in default. Ratings are based largely on the historical financial condition of the issuer. Consequently, the rating assigned to any particular security is not necessarily a reflection of the issuer's current financial condition, which may be better or worse than the rating would indicate.

     High yield obligations are subject to risks not generally associated with an investment in investment grade bonds. The market for high yield obligations is relatively new and has not been exposed for a long period of time to the effects of cyclical and sometimes adverse changes in the economy.
The prices of high yield obligations have been less sensitive to interest rate changes than higher rated investments, but are more sensitive to adverse economic changes or individual corporate developments. During an economic downturn or substantial period of rising interest rates, issuers may experience financial stress that adversely affects their ability to meet principal and interest payment obligations. If an issuer of a high yield obligation defaulted on its obligation to pay principal or interest or entered into bankruptcy proceedings, an Account may incur additional expense to seek recovery of its investment. In addition, periods of uncertainty and change can be expected to result in increased volatility of market prices of high yield, high risk bonds and an Account's net asset value. High yield obliga-tions may contain redemption or call provisions that, if exercised, may require the Account to replace the security with a lower yielding security, resulting in a decreased return for investors. The market for high yield obligations is likely to be less liquid than the market for higher rated obligations and the Manager or Subadviser's judgment may play a greater role in the valuation of high yield obligations. Market conditions may restrict the availability of high yield obligations and may affect the choice of securities to be sold when an Account attempts to meet redemption requests.

     Each Account is dependent on its Manager's or Subadviser's judgment, analysis and experience in evaluating the quality of high yield obligations.
In evaluating the credit quality of a particular issue, whether rated or unrated, the Manager and Subadviser will normally take into consideration, among other things, the financial resources of the issuer (or, as appropriate, of the underlying source of funds for debt service), its sensitivity to economic conditions and trends, any operating history of and the community support for the facility financed by the issuer, the ability of the issuer's management and regulatory matters. The Manager and Subadviser will attempt to reduce the risks of investing in high yield obligations through active portfolio management, credit analysis and attention to current developments and trends in the economy and the financial markets.

     The Accounts may invest in pay- in- kind (PIK) securities, which pay interest in either cash or additional securities, at the issuer's option, for a specified period. PIKs may be more speculative and subject to greater fluctuations in value than securities which pay interest periodically and in cash, due to changes in interest rates.

     The Accounts' purchase of debt securities that have original issue discount, including zero coupon, deferred interest and PIK securities, present special tax issues. See "Taxes."

PREFERRED STOCK
(All Accounts except the Liquid Account and Government Securities Account)

     Each of the Accounts (other than the Liquid Account and the Government
Securities Account), subject to its investment objectives, may purchase preferred stock. Preferred stocks are equity securities, but possess certain attributes of debt securities and are generally considered fixed income securities. Holders of preferred stocks normally have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on the preferred stock may be cumulative, and all cumulative dividends usually must be paid prior to dividend payments to common stockholders. Because of this preference, preferred stocks generally entail less risk than common stocks. Upon liquidation, preferred stocks are entitled to a specified liquidation preference, which is generally the same as the par or stated value, and are senior in right of payment to common stocks. However, preferred stocks are equity securities in that they do not represent a liability of the issuer and therefore do not offer as great a degree of protection of capital or assurance of continued income as investments in corporate debt securities. In addition, preferred stocks are subordinated in right of payment to all debt obligations and creditors of the issuer, and convertible preferred stocks may be subordinated to other preferred stock of the same issuer.

WARRANTS
(All Accounts except the Liquid Account and Government Securities Account)

     Each of the Accounts (other than the Liquid Account and the Government
Securities Account) may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. The purchase of warrants involves a risk that an Account could lose the purchase value of a warrant if the right to subscribe to additional shares is not exercised prior to the warrant's expiration. Also, the purchase of warrants involves the risk that the effective price paid for the warrant added to the subscription price of the related security may exceed the value of the subscribed security's market price such as when there is no movement in the level of the underlying security. An Account will not invest more than 5% of its net assets, taken at market value, in warrants, or more than 2% of its net assets, taken at market value, in warrants not listed on a recognized securities exchange. Warrants acquired by an Account in units or attached to other securities shall not be included in determining compliance with these percentage limitations.

MORTGAGE-BACKED SECURITIES
(All Accounts)

     Each Account may invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in or obligations collateralized by and payable from mortgage loans secured by real property.
Each mortgage pool underlying mortgage-backed securities will consist of mortgage loans evidenced by promissory notes secured by first mortgages or first deeds of trust or other similar security instruments creating a first lien on owner and non-owner occupied one-unit to four-unit residential properties, multifamily residential properties, agricultural properties, commercial properties and mixed use properties.

     AGENCY MORTGAGE SECURITIES. Each Account may invest in mortgage backed securities issued or guaranteed by the U.S. Government, foreign governments or any of their agencies, instrumentalities or sponsored enterprises. Agencies, instrumentalities or sponsored enterprises of the U.S. Government include but are not limited to the Government National Mortgage Association (Ginnie
Mae),
Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac). Ginnie Mae securities are backed by the full faith and credit of the U.S. Government, which means that the U.S. Government guarantees that the interest and principal will be paid when due.
Fannie Mae securities and Freddie Mac securities are not backed by the full faith and credit of the U.S. Government; however, these enterprises have the ability to obtain financing from the U.S. Treasury. There are several types of agency mortgage securities currently available, including, but not limited to, guaranteed mortgage pass-through certificates and multiple class securities.

     PRIVATELY ISSUED MORTGAGE-BACKED SECURITIES. Each Account may also invest in mortgage-backed securities issued by trusts or other entities formed or sponsored by private originators of and institutional investors in mortgage loans and other foreign or domestic non-governmental entities (or representing custodial arrangements administered by such institutions). These private originators and institutions include domestic and foreign savings and loan associations, mortgage bankers, commercial banks, insurance companies, investment banks and special purpose subsidiaries of the foregoing. Privately issued mortgage-backed securities are generally backed by pools of conventional (i.e., non-government guaranteed or insured) mortgage loans. Since such mortgage-backed securities are not guaranteed by an entity having the credit standing of Ginnie Mae, Fannie Mae or Freddie Mac, in order to receive a high quality rating, they normally are structured with one or more types of "credit enhancement." Such credit enhancements fall generally into two categories; (1) liquidity protection and (2) protection against losses resulting after default by a borrower and liquidation of the collateral. Liquidity protection refers to the providing of cash advances to holders of mortgage-backed securities when a borrower on an underlying mortgage fails to make its monthly payment on time. Protection against losses resulting after default and liquidation is designed to cover losses resulting when, for example, the proceeds of a foreclosure sale are insufficient to cover the outstanding amount on the mortgage. Such protection may be provided through guarantees, insurance policies or letters of credit, though various means of structuring the transaction or through a combination of such approaches.

     MORTGAGE PASS-THROUGH SECURITIES. Each Account may invest in mortgage pass-through securities, which are fixed or adjustable rate mortgage-backed securities that provide for monthly payments that are a "pass-through" of the monthly interest and principal payments (including any prepayments) made by the individual borrowers on the pooled mortgage loans, net of any fees or other amounts paid to any guarantor, administrator and/or services of the underlying mortgage loans.

     MULTIPLE CLASS MORTGAGE-BACKED SECURITIES AND COLLATERALIZED
MORTGAGE
OBLIGATIONS.  The Government Securities Account, Income Account, Total
Return
Account and each of the LifeSpan Accounts may invest in collateralized mortgage obligations (CMOs), which are multiple class mortgage-backed securities. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes, each with a specified fixed or adjustable interest rate and a final distribution date. In most cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a
CMO class until all other classes having an earlier stated maturity date are paid in full. Sometimes, however, CMO classes are "parallel pay" (i.e., payments of principal are made to two or more classes concurrently).

     STRIPPED MORTGAGE-BACKED SECURITIES.  The Government Securities
Account
Income Account, Total Return Account and each of the LifeSpan Accounts may also invest in stripped mortgage-backed securities (SMBS), which are derivative multiple class mortgage-backed securities. SMBS are usually structured with two classes that receive different proportions of the interest and principal distributions from a pool of mortgage loans. If the underlying mortgage loans experience greater than anticipated prepayments of principal, an Account may fail to fully recoup its initial investment in these securities.

     A common type of SMBS will have one class receiving all of the interest
from a pool of mortgage loans (IOs), while the other class will receive all of
the principal (POs).  The market value of POs generally is unusually volatile
in response to changes in interest rates. The yields on IOs are generally higher than prevailing market yields on other mortgage-backed securities because the cash flow patterns of IOs are more volatile and there is a greater risk that the initial investment will not be fully recouped. Because an investment in an IO consists entirely of a right to an interest income stream and prepayments of mortgage loan principal amounts can reduce or eliminate such income stream, the value of IO's can be severely adversely affected by significant prepayments of underlying mortgage loans.  In accordance with
a
requirement imposed by the staff of the SEC, the Manager and the
Subadvisers
will consider privately-issued fixed rate IOs and POs to be illiquid securities for purposes of Accounts' limitation on investments in illiquid
securities.   Unless the Manager or the relevant Subadviser, acting
pursuant
to guidelines and standards established by the Board of Directors, determines that a particular government-issued fixed rate IO or PO is liquid, management will also consider these IOs and POs to be illiquid.

CUSTODIAL RECEIPTS
(All Accounts)

     Each of the Accounts may acquire U.S. Government securities and their unmatured interest coupons that have been separated (stripped) by their holder, typically a custodian bank or investment brokerage firm. Having separated the interest coupons from the underlying principal of the U.S. Government securities, the holder will resell the stripped securities in custodial receipt programs with a number of different names, including Treasury Income Growth Receipts (TIGRs) and Certificate of Accrual on Treasury
Securities (CATS). The stripped coupons are sold separately from the underlying principal, which is usually sold at a deep discount because the buyer receives only the right to receive a future fixed payment on the security and does not receive any rights to periodic interest (cash) payments.
 The underlying U.S. Treasury bonds and notes themselves are generally held in book-entry form at a Federal Reserve Bank. Counsel to the underwriters of these certificates or other evidences of ownership of U.S. Treasury securities have stated that, in their opinion, purchasers of the stripped securities most likely will be deemed the beneficial holders of the underlying U.S. government securities for federal tax and securities purposes. In the case of CATS and
TIGRs, the IRS has reached this conclusion for the purpose of applying the tax diversification requirements applicable to regulated investment companies such as the Accounts. CATS and TIGRs are not considered U.S. Government securities by the Staff of the SEC, however. Further, the IRS' conclusion is contained only in a general counsel memorandum, which is an internal document of no precedential value or binding effect, and a private letter ruling, which also may not be relied upon by the Accounts. The Company is not aware of any binding legislative, judicial or administrative authority on this issue.

COMMERCIAL PAPER
(All Accounts)

     Commercial paper is a short- term, unsecured negotiable promissory note of a U.S or non- U.S issuer. Each of the Accounts may purchase commercial paper for temporary defensive purposes as described in the Prospectuses. An
Account may also invest in variable rate master demand notes which typically are issued by large corporate borrowers providing for variable amounts of principal indebtedness and periodic adjustments in the interest rate according to the terms of the instrument. Demand notes are direct lending arrangements between an Account and an issuer, and are not normally traded in a secondary market. An Account, however, may demand payment of principal and accrued interest at any time. In addition, while demand notes generally are not rated, their issuers must satisfy the same criteria as those set forth above for issuers of commercial paper. The Manager and the Subadvisers will consider the earning power, cash flow and other liquidity ratios of issuers of demand notes and continually will monitor their financial ability to meet payment on demand.

BANK OBLIGATIONS
(All Accounts)

     Certificates of Deposit (CDs) are short- term negotiable obligations of commercial banks. Time Deposits (TDs) are non- negotiable deposits maintained in banking institutions for specified periods of time at stated interest rates. Bankers' acceptances are time drafts drawn on commercial banks by borrowers usually in connection with international transactions.

     U.S. commercial banks organized under federal law are supervised and examined by the Comptroller of the Currency and are required to be members of the Federal Reserve System and to be insured by the Federal Deposit Insurance
Corporation (FDIC). U.S. banks organized under state law are supervised and examined by state banking authorities but are members of the Federal Reserve
System only if they elect to join. Most state banks are insured by the FDIC
(although such insurance may not be of material benefit to an Account, depending upon the principal amount of CDs of each bank held by the Account) and are subject to federal examination and to a substantial body of federal law and regulation. As a result of governmental regulations, U.S. branches of
U.S. banks, among other things, generally are required to maintain specified levels of reserves, and are subject to other supervision and regulation designed to promote financial soundness.

     U.S. savings and loan associations, the CDs of which may be purchased by the Accounts, are supervised and subject to examination by the Office of Thrift Supervision. U.S. savings and loan associations are insured by the Savings Association Insurance Account which is administered by the FDIC and backed by the full faith and credit of the U.S. Government.

REPURCHASE AGREEMENTS
(All Accounts)

     Each of the Accounts may enter into repurchase agreements as described in the Prospectuses. For purposes of the Investment Company Act and, generally, for tax purposes, a repurchase agreement is considered to be a loan from the
Account to the seller of the obligation. For other purposes, it is not clear whether a court would consider such an obligation as being owned by the Account or as being collateral for a loan by the Account to the seller.
In
the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the obligation before its repurchase, under the repurchase agreement, the Account may encounter delay and incur costs before being able to sell the security. Such delays may result in a loss of interest or decline in price of the obligation. If the court characterizes the transaction as a loan and the Account has not perfected a security interest in the obligation, the Account may be treated as an unsecured creditor of the seller and required to return the obligation to the seller's estate. As an unsecured creditor, the Account would be at risk of losing some or all of the principal and income involved in the transaction. As with any unsecured debt instrument purchased for the Accounts, the Manager and the Subadvisers seek to minimize the risk of loss from repurchase agreements by analyzing the creditworthiness of the obligor, in this case, the seller of the obligation.
In addition to the risk of bankruptcy or insolvency proceedings, there is the risk that the seller may fail to repurchase the security. However, if the market value of the obligation falls below the repurchase price (including accrued interest), the seller of the obligation will be required to deliver additional securities so that the market value of all securities subject to the repurchase agreement equals or exceeds the repurchase price.

RESTRICTED AND ILLIQUID SECURITIES

     Each Account (other than Liquid Account) may invest in restricted securities eligible for resale to certain institutional investors pursuant to
Rule 144A under the Securities Act of 1933, as amended (the "1933 Act"), and foreign securities acquired in accordance with Regulation S under the 1933 Act. No Account (except each of the LifeSpan Accounts) will invest more than
10% of its net assets in illiquid investments, which include repurchase agreements maturing in more than seven days, securities that are not readily marketable, restricted securities, purchased over-the-counter (OTC) options, certain assets used to cover written OTC options, and privately issued stripped mortgage-backed securities. Each of the LifeSpan Accounts will not invest more than 15% of its net assets in such illiquid investments. If the
Board of Directors determines, based upon a continuing review of the trading markets for specific Rule 144A securities, that such securities are liquid, then these securities may be purchased without regard to the Accounts' 10% or
15% limit on illiquid investments, as the case may be. However, each LifeSpan
Account has undertaken to limit investments in restricted securities including those eligible for resale pursuant to Rule 144A to 15% of total assets. The
Board of Directors may adopt guidelines and delegate to the Manager or relevant Subadviser the daily function of determining and monitoring the liquidity of restricted securities. The Board of Directors, however, will retain sufficient oversight and be ultimately responsible for the determinations. The Board of Directors will carefully monitor each Account's investments in these securities, focusing on such important factors, among others, as valuation, liquidity and availability of information. This investment practice could have the effect of increasing the level of illiquidity in the Accounts if qualified institutional buyers become for a time uninterested in purchasing these restricted securities.

PORTFOLIO TURNOVER

     Each Account's particular portfolio securities may be changed without regard to the holding period of these securities (subject to certain tax restrictions), when the Manager or respective Subadviser deems that this action will help achieve the Account's objective given a change in an issuer's operations or changes in general market conditions. Short-term trading means the purchase and subsequent sale of a security after it has been held for a relatively brief period of time. The Accounts do not generally intend to invest for the purpose of seeking short-term profits. Variations in portfolio turnover rate from year to year reflect the investment discipline applied to the particular Account and do not generally reflect trading for short-term profits.


                           INVESTMENT RESTRICTIONS

A.  FUNDAMENTAL INVESTMENT RESTRICTIONS.

     Each Account has adopted the following fundamental investment restrictions which may not be changed without approval of a majority of the applicable Account's outstanding voting securities. Under the Investment Company Act, and as used in the Prospectuses and this SAI, a "majority of the outstanding voting securities" requires the approval of the lesser of (1) the holders of 67% or more of the shares of an Account represented at a meeting if the holders of more than 50% of the outstanding shares of the Account are present in person or by proxy or (2) the holders of more than 50% of the outstanding shares of the Account.

     The Income, Growth and Total Return Accounts of the Company each may not:

     1. Issue senior securities, except as permitted by paragraphs 7, 8, 9 and 11 below. For purposes of this restriction, the issuance of shares of common stock in multiple classes or series, the purchase or sale of options, futures contracts and options on futures contracts, forward commitments, and repurchase agreements entered into in accordance with the Account's investment policies, and the pledge, mortgage or hypothecation of the Account's assets are not deemed to be senior securities.

     2. (a) Invest more than 5 percent of its total assets (taken at market value at the time of each investment) in the securities (other than United States Government or Government agency securities) of any one issuer
(including repurchase agreements with any one bank or dealer) or more than
15
percent of its total assets in the obligations of any one bank; and (b) purchase more than either (i) 10 percent in principal amount of the outstanding debt securities of an issuer, or (ii) 10 percent of the outstanding voting securities of an issuer, except that such restrictions shall not apply to securities issued or guaranteed by the United States Government or its agencies, bank money instruments or bank repurchase agreements.

     3. Invest more than 25 percent of the value of its total assets in the securities of issuers in any single industry, provided that this limitation shall not apply to the purchase of obligations issued or guaranteed by the United States Government, its agencies or instrumentalities. For the purpose of this restriction, each utility that provides a separate service (e.g., gas, gas transmission, electric or telephone) shall be considered to be a separate industry. This test shall be applied on a proforma basis using the market value of all assets immediately prior to making any investment.

     4. Alone, or together with any other portfolio or portfolios, make investments for the purpose of exercising control over, or management of, any issuer.

     5. Purchase securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization, or by purchase in the open market of securities of closed- end investment companies where no underwriter or dealer's commission or profit, other than the customary broker's commission is involved and only if immediately thereafter not more than 10 percent of such portfolio's total assets, taken at market value, would be invested in such securities.

     6. Purchase or sell interests in oil, gas or other mineral exploration or development programs, commodities, commodity contracts or real estate, except that such portfolio may: (1) purchase securities of issuers which invest or deal an any of the above and (2) invest for hedging purposes in futures contracts on securities, financial instruments and indices, and foreign currency, as are approved for trading on a registered exchange.

     7. Purchase any securities on margin (except that the Company may obtain such short- term credits as may be necessary for the clearance of purchases and sales of portfolio securities) or make short sales of securities or maintain a short position. The deposit or payment by the Account of initial or maintenance margin in connection with futures contracts or related options transactions is not considered the purchase of a security on margin.

     8. Make loans, except that the Account (1) may lend portfolio securities in accordance with the Account's investment policies up to 33 1/3%
of the Account's total assets taken at market value, (2) enter into repurchase agreements, and (3) purchase all or a portion of an issue of publicly distributed debt securities, bank loan participation interests, bank certificates of deposit, bankers' acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities.

     9. Borrow amounts in excess of 10 percent of its total assets, taken at market value at the time of the borrowing, and then only from banks as a temporary measure for extraordinary or emergency purposes, or make investments in portfolio securities while such outstanding borrowings exceed 5 percent of its total assets.

     10. Allow its current obligations under reverse repurchase agreements, together with borrowings, to exceed 1/3 of the value of its total assets (less all its liabilities other than the obligations under borrowings and such agreements).

     11. Mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by such Account except as may be necessary in connection with borrowings as mentioned in investment restriction (9) above, and then such mortgaging, pledging or hypothecating may not exceed 10 percent of such Account's total assets, taken at market value at the time thereof. In order to comply with certain state statutes, such Account will not, as a matter of operating policy, mortgage, pledge or hypothecate its portfolio securities to the extent that at any time the percentage of the value of pledged securities plus the maximum sales charge will exceed 10 percent of the value of such Account's shares at the maximum offering price. The deposit of cash, cash equivalents and liquid debt securities in a segregated account with the custodian and/or with a broker in connection with futures contracts or related options transactions and the purchase of securities on a "when- issued" basis is not deemed to be a pledge.

     12. Underwrite securities of other issuers except insofar as the Company may be deemed an underwriter under the 1933 Act in selling portfolio securities.

     13. Write, purchase or sell puts, calls or combinations thereof, except that covered call options may be written.

     14. Invest in securities of foreign issuers if at the time of acquisition more than 10 percent of its total assets, taken at market value at the time of the investment, would be invested in such securities.
However, up
to 25 percent of the total assets of such portfolio may be invested in the aggregate in such securities (i) issued, assumed or guaranteed by foreign governments, or political subdivisions or instrumentalities thereof, (ii) assumed or guaranteed by domestic issuers, including Eurodollar securities, or
(iii) issued, assumed or guaranteed by foreign issuers having a class of securities listed for trading on the New York Stock Exchange.

     15. Invest more than 10 percent in the aggregate of the value of its total assets in repurchase agreements maturing in more than seven days, time deposits maturing in more than 2 days, portfolio securities which do not have readily available market quotations and all other illiquid assets.

     The Government Securities Account may not:

     1.     Issue senior securities, except as permitted by para-graphs
3, 4,
5 and 15 below. For purposes of this restriction, the issuance of shares of common stock in multiple classes or series, the purchase or sale of options, futures contracts and options on futures contracts, forward commitments, and repurchase agreements entered into in accordance with the Account's investment policies, and the pledge, mortgage or hypothecation of the Account's assets are not deemed to be senior securities.

     2. Purchase equity securities (e.g., common stocks, preferred stocks), voting securities or local or state government securities (e.g., municipal bonds, state bonds).

     3. Borrow money, except from banks for temporary or emer-gency purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities, borrow in the aggregate more than 10 percent of the value of its total assets, or invest in portfolio securities while outstanding borrowings exceed 5 percent of the value of its total assets.

     4. Pledge, hypothecate, mortgage or otherwise encumber its assets, except in an amount of not more than 10 percent of the value of its net assets to secure borrowings for temporary or emergency purposes and except as may be necessary in connection with securities lending as provided in investment restriction (10) below. The deposit of cash, cash equivalents and liquid debt securities in a segregated account with the custodian and/or with a broker in connection with futures contracts or related options transactions and the purchase of securities on a "when- issued" basis is not deemed to be a pledge.

     5. Sell securities short or purchase securities on margin. The deposit or payment by the Account of initial or maintenance margin in connection with futures contracts or related options transactions is not considered the purchase of a security on margin.

     6. Write or purchase put or call options, except that the Account may engage in covered call option writing.

     7. Underwrite the securities of other issuers or purchase restricted securities.

     8. Purchase or sell real estate, real estate investment trust securities, commodities or commodity contracts, or oil and gas interests, except that the Account may invest for hedging purposes in futures contracts on securities, financial instruments, and indices as are approved for trading on a registered exchange.

     9. Make loans, except that the Account (1) may lend portfolio securities in accordance with the Account's investment policies up to 33 1/3 percent of the Account's total assets taken at market value, (2) enter into repurchase agreements, and (3) purchase all or a portion of an issue of publicly distributed debt securities, bank loan participation interests, bank certificates of deposit, bankers' acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities.

     10. Invest more than 15 percent of the value of its total assets in the obligations of any one bank, or invest more than 5 percent of the value of its total assets in the commercial paper of any one issuer.

     11. Invest more than 25 percent of the value of its total assets in the securities of issuers in any single industry, provided that this limitation shall not apply to the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, certificates of deposit issued by domestic banks and domestic bankers' acceptances (excluding foreign branches of domestic banks).

     12. Invest more than 10 percent in the aggregate of the value of its total assets in repurchase agreements maturing in more than 7 days, time deposits maturing in more than 2 days and portfolio securities which do not have readily available market quotations.

     13.     Invest in companies for the purpose of exercising control.

     14. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

     15. Allow its current obligations under reverse repurchase agreements, together with borrowings, to exceed one- third of the value of its total assets (less all its liabilities other than the obligations under borrowings and such agreements).

     The Liquid Account may not:

     1. Issue senior securities, except as permitted by paragraphs 3, 4, 5 and 15 below. For purposes of this restriction, the issuance of shares of common stock in multiple classes or series, the purchase or sale of options, futures contracts and options on futures contracts, forward commitments, and repurchase agreements entered into in accordance with the Account's investment policies, and the pledge, mortgage or hypothecation of the Account's assets are not deemed to be senior securities.

     2. Purchase equity securities (e.g., common stocks, preferred stocks), voting securities or local or state government securities (e.g., municipal bonds, state bonds).

     3. Borrow money, except from banks for temporary or emer-gency purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities, borrow in the aggregate more than 10 percent of the value of its total assets, or invest in portfolio securities while outstanding borrowings exceed 5 percent of the value of its total assets.

     4. Pledge, hypothecate, mortgage or otherwise encumber its assets, except in an amount of not more than 10 percent of the value of its net assets to secure borrowings for temporary or emergency purposes and except as may be necessary in connection with securities lending as provided in investment restriction (10) below. The deposit of cash, cash equivalents and liquid debt securities in a segregated account with the custodian and/or with a broker in connection with futures contracts or related options transactions and the purchase of securities on a "when- issued" basis is not deemed to be a pledge.

     5. Sell securities short or purchase securities on margin. The deposit or payment by the Account of initial or maintenance margin in connection with futures contracts or related options transactions is not considered the purchase of a security on margin.

     6.      Write or purchase put or call options.

     7. Underwrite the securities of other issuers or purchase restricted securities.

     8. Purchase or sell real estate, real estate investment trust securities, commodities or commodities contracts, or oil and gas interests.

     9. Make loans, except that the Account (1) may lend portfolio securities in accordance with the Account's investment policies up to 33 1/3 percent of the Account's total assets taken at market value, (2) enter into repurchase agreements, and (3) purchase all or a portion of an issue of publicly distributed debt securities, bank loan participation interests, bank certificates of deposit, bankers' acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities.

     10. Invest more than 15 percent of the value of its total assets in the obligations of any one bank or invest more than 5 percent of the value of its total assets in the commercial paper of any one issuer.

     11. Invest more than 25 percent of the value of its total assets in the securities of issuers in any single industry, provided that this limitation shall not apply to the purchase of obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, certificates of deposit issued by domestic banks and domestic bankers' acceptances (excluding foreign branches of domestic banks).

     12. Invest more than 10 percent in the aggregate of the value of its total assets in repurchase agreements maturing in more than 7 days, time deposits maturing in more than 2 days and portfolio securities which are not readily marketable.

     13.     Invest in companies for the purpose of exercising control.

     14. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

     15. Enter into a reverse repurchase agreement if as a result its current obligations under such agreement would exceed one- third of the value of its total assets (less all its liabilities other than the obligations under such agreements).

     16.     Invest in any security with a maturity in excess of one year.

     For purposes of the fundamental investment restrictions, the term "borrow" does not include mortgage dollar rolls, reverse repurchase agreements or lending portfolio securities and the terms "illiquid securities" and "portfolio securities which do not have readily available market quotations" shall include restricted securities. However, as non- fundamental policies, the Company will treat reverse repurchase agreements as borrowings, master demand notes as illiquid securities and mortgage dollar rolls as sales transactions and not as a financing.

     For purposes of the restriction on investing more than 25% of an Account's assets in the securities of issuers in any single industry, the category Financial Services as used in the Financial Statements may include several different industries such as mortgage- backed securities, brokerage firms and other financial institutions.

     Each of the Income, Growth, Total Return and Liquid Accounts of the Company may not, as a non-fundamental investment restriction, invest more than
5% of its total assets in securities of any issuer which, together with its predecessors, has been in operation for less than three years.

     Each of the LifeSpan Accounts each may not:

     1. Issue senior securities, except as permitted by paragraphs 2, 3, 6 and 7 below. For purposes of this restriction, the issuance of shares of common stock in multiple classes or series, the purchase or sale of options, futures contracts and options on futures contracts, forward commitments and repurchase agreements entered into in accordance with the Account's investment policies, are not deemed to be senior securities.

     2. Purchase any securities on margin (except that the Company may obtain such short- term credits as may be necessary for the clearance of purchases and sales of portfolio securities) or make short sales of securities or maintain a short position. The deposit or payment by the Account of initial or maintenance margin in connection with futures contracts or related options trans-actions is not considered the purchase of a security on margin.

     3. Borrow money, except for emergency or extraordinary purposes including (i) from banks for temporary or short-term purposes or for the clearance of transactions in amounts not to exceed 33 1/3% of the value of the
Account's total assets (including the amount borrowed) taken at market value,
(ii) in connection with the redemption of Account shares or to finance failed settlements of portfolio trades without immediately liquidating portfolio securities or other assets; and (iii) in order to fulfill commitments or plans to purchase additional securities pending the anticipated sale of other portfolio securities or assets, but only if after each such borrowing there is asset coverage of at least 300% as defined in the Investment Company Act. For purposes of this investment restriction, reverse repurchase agreements, mortgage dollar rolls, short sales, futures contracts, options on futures contracts, securities or indices and forward commitment transactions shall not constitute borrowing.

     4. Act as an underwriter, except to the extent that in connection with the disposition of portfolio securities, the Account may be deemed to be an underwriter for purposes of the 1933 Act.

     5. Purchase or sell real estate except that the Account may (i) acquire or lease office space for its own use, (ii) invest in securities of issuers that invest in real estate or interests therein, (iii) invest in securities that are secured by real estate or interests therein, (iv) purchase and sell mortgage-related securities and (v) hold and sell real estate acquired by the Account as a result of the ownership of securities.

     6. Invest in commodities, except the Account may purchase and sell options on securities, securities indices and currency, futures contracts on securities, securities indices and currency and options on such futures, forward foreign currency exchange contracts, forward commitments, securities index put or call warrants and repurchase agreements entered into in accordance with the Account's investment policies.

     7. Make loans, except that the Account (1) may lend portfolio securities in accordance with the Account's investment policies up to 33 1/3%
of the Account's total assets taken at market value, (2) enter into repurchase agreements, and (3) purchase all or a portion of an issue of publicly distributed bonds, debentures or other similar obligations.

     8. Purchase the securities of issuers conducting their principal activity in the same industry if, immediately after such purchase, the value of its investments in such industry would exceed 25% of its total assets taken at market value at the time of such investment. This limitation does not apply to investments in obligations of the U.S. Government or any of its agencies, instrumentalities or authorities.

     9. With respect to 75% of total assets, purchase securities of an issuer (other than the U.S. Government, its agencies, instrumentalities or authorities), if:

     (a) such purchase would cause more than 5% of the Account's total assets taken at market value to be invested in the securities of such issuer;
 or

     (b) such purchase would at the time result in more than 10% of the outstanding voting securities of such issuer being held by the Account.

B.  NON-FUNDAMENTAL INVESTMENT RESTRICTIONS.

     The following restrictions are designated as non-fundamental and may be changed by the Board of Directors without the approval of shareholders.

     The LifeSpan Accounts each may not:

(1) Pledge, mortgage or hypothecate its assets, except to secure permitted borrowings and then only if such pledging, mortgaging or hypothecating does not exceed 33 1/3% of the Account's total assets taken at market value. Collateral arrangements with respect to margin, option and other
    risk management and when-issued and forward commitment transac-tions are not deemed to be pledges or other encumbrances for purposes of this restriction.

(2) Participate on a joint or joint-and-several basis in any securities trading account. The "bunching" of orders for the sale or purchase of marketable portfolio securities with other accounts under the management of the Manager or the Subadvisers to save commissions or to average prices among them is not deemed to result in a joint securities trading account.

(3) Purchase or retain securities of an issuer if one or more of the Directors or officers of the Company or directors or officers of the Manager or any Subadviser or any investment management subsidiary of the
    Manager or any Subadviser individually owns beneficially more than
0.5%
    and together own beneficially more than 5% of the securities of such issuer.

(4) Purchase a security if, as a result, (i) more than 10% of the Account's assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total
    outstanding voting securities of any one such investment company being held by the Account or (iii) more than 5% of the Account's assets would be
    invested in any one such investment company. The Account will not purchase the securities of any open-end investment company except when such purchase is part of a plan of merger, consolidation, reorganization
    or purchase of substantially all of the assets of any other investment company, or purchase the securities of any closed-end investment company
    except in the open market where no commission or profit to a sponsor or dealer results from the purchase, other than customary brokerage fees.

    The Account has no current intention of investing in other investment companies.

(5) Invest more than 15% of total assets in restricted securities, including securities eligible for resale pursuant to Rule 144A under the
    Securities Act of 1933.

(6) Invest more than 5% of total assets in securities of any issuer which, together with its predecessors, has been in operation for less than three years.

(7)     Invest in securities which are illiquid if, as a result, more than
15%
    of its net assets would consist of such securities, including repurchase agreements maturing in more than seven days, securities that are not readily marketable, certain restricted securities, purchased OTC options,
    certain assets used to cover written OTC options, and privately issued stripped mortgage-backed securities.

 (8)     Purchase securities while outstanding borrowings exceed 5% of the

    Account's total assets.

(9)     Invest in real estate limited partnership interests.

(10) Purchase warrants of any issuer, if, as a result of such purchase, more than 2% of the value of the Account's total assets would be invested
    in warrants which are not listed on an exchange or more than 5% of the value of the total assets of the Account would be invested in warrants generally, whether or not so listed. For these purposes, warrants are to
    be valued at the lesser of cost or market, but warrants acquired by the
    Account in units with or attached to debt securities shall be deemed to be without value.

(11) Purchase interests in oil, gas, or other mineral exploration programs or mineral leases; however, this policy will not prohibit the acquisition of securities of companies engaged in the production or transmission of oil, gas, or other minerals.

(12) Write covered call or put options with respect to more than 25% of the value of its total assets, invest more than 25% of its total assets in protective put options or invest more than 5% of its total assets in puts, calls, spreads or straddles, or any combination thereof, other than protective put options. The aggregate value of premiums paid on all options, other than protective put options, held by the Account at any time will not exceed 20% of the Account's total assets.

(13) Invest for the purpose of exercising control over or management of any company.

     If a percentage restriction on investment or utilization of assets as set forth above is adhered to at the time an investment is made, a later change in percentage resulting from changes in the values of an Account's assets will not be considered a violation of the restriction.

     In order to permit the sale of shares of the Accounts in certain states, the Board of Directors may, in its sole discretion, adopt restrictions on investment policy more restrictive than those described above. Should the Board of Directors determine that any such more restrictive policy is no longer in the best interest of an Account and its shareholders, the Account may cease offering shares in the state involved and the Board of Directors may revoke such restrictive policy. Moreover, if the states involved shall no longer require any such restrictive policy, the Board of Directors may, in its sole discretion, revoke such policy.


                                  MANAGEMENT

     The Company's Board of Directors provides broad supervision over the affairs of the Company. The officers of the Company are responsible for the day-to-day operations of the Company. The Directors of the Company and the officers of the Company are listed below. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years. Unless otherwise noted, the business address of each Director and officer of the Company is 140 Garden Street, Hartford, Connecticut 06154. Those Directors and officers who are "interested persons" of the Company, as defined in the Investment Company Act, by virtue of their affiliation with the Company, are indicated by an asterisk(*).

DIRECTORS AND OFFICERS OF THE COMPANY.

RICHARD H. AYERS, 52, DIRECTOR
Chairman and Chief Executive Officer, The Stanley Works (tool manufacturer).
Address:  The Stanley Works, 1000 Stanley Drive, New Britain, Connecticut
         06050

DAVID E.A. CARSON, 61, DIRECTOR
President, Chairman and Chief Executive Officer, People's Bank.
Address:  People's Bank, 899 Main Street, Bridgeport, Connecticut 06604

RICHARD W. GREENE, 60, DIRECTOR
Executive Vice President and Treasurer, University of Rochester.
Address:  University of Rochester, Wilson Boulevard, Rochester, New York
14627

BEVERLY L. HAMILTON, 48, DIRECTOR
President, ARCO Investment Management Company (1991-Present); Deputy Comptroller, City of New York (1987-1991).
Address:  ARCO Investment Management Company, 555 South Flower Street, Los
         Angeles, California 90071

DONALD H. POND, JR., 52, DIRECTOR AND PRESIDENT*

Executive Vice President, Connecticut Mutual Life Insurance Company (CML) (1988-June, 1995).


DAVID E. SAMS, JR., 52, DIRECTOR*
President and Chief Executive Officer, CML (1993-present); President and
Chief
Executive Officer, Agency Group, Capital Holdings Corporation (1987-1993).

LINDA M. NAPOLI, 38, TREASURER AND CONTROLLER*
Assistant Vice President, CML (1987-present); Associate Director, CML
(1988-1993).

LOUIS A. LACCAVOLE, 46, GENERAL AUDITOR*
Vice President and General Auditor, CML (1990-Present); Assistant Vice President and General Auditor, CML (1981-1990).

ANN F. LOMELI, 39, SECRETARY*
Secretary of the Company; Corporate Secretary, CML (1988-present).

     All Board members of the Company are board members of, Mr. Pond is a board member and President of, and Ms. Lomeli is Secretary, Ms. Napoli is Treasurer and Mr. Laccavole is General Auditor of, Connecticut Mutual Financial Services Series Fund I, Inc. ("CMFS Fund"), an investment company for which the Manager acts as investment adviser. Each of the Directors and principal officers affiliated with the Company who is also an affiliated person of the Manager or any Subadviser is named above, together with the capacity in which such person is affiliated with the Company, the Manager or
Subadviser. As of August 31, 1995, the Directors and officers of the Company owned, in the aggregate, less than 1% of the outstanding securities of the Company.

COMPENSATION OF OFFICERS AND DIRECTORS.     The Accounts pay no salaries
or
compensation to any of their officers. The chart below sets forth the fees paid or expected to be paid by each Account to the Directors and certain other information:



                  RICHARD M.   DONALD E.   RICHARD W.   BEVERLY L.
DONALD H.   DAVID
E.
                    AYERS      A.CARSON      GREENE     HAMILTON     POND,
JR.   SAMS, JR.

COMPENSATION
RECEIVED FROM
ACCOUNT

Liquid Account*     $1,000     $962.50     $1,100        $1,000       $-0-
      $-0-


Government
 Securities


 Account*            1,000      962.50      1,100         1,000        -0-
       -0-

Income Account*      1,000      962.50      1,100         1,000        -0-
       -0-

Total Return
 Account*            1,000      962.50      1,100         1,000        -0-
       -0-

Growth Account*      1,000      962.50      1,100         1,000        -0-
       -0-

Diversified
Income Account**       275         275        275           275        -0-
       -0-

Balanced Account**     275         275        275           275        -0-
       -0-

Capital
 Appreciation
 Account**             275         275        275           275        -0-
       -0-

PENSION OR RETIREMENT
BENEFITS ACCRUED AS
ACCOUNT EXPENSE*

Liquid Account         -0-         -0-        -0-           -0-        -0-
       -0-

Government
 Securities
 Account               -0-         -0-        -0-           -0-        -0-
       -0-

Income Account         -0-         -0-       -0-           -0-        -0-
        -0-

Total Return
 Account               -0-         -0-        -0-           -0-        -0-
       -0-

Growth Account         -0-         -0-        -0-           -0-        -0-
       -0-

Diversified
 Income Account        -0-         -0-        -0-           -0-        -0-
       -0-

Balanced Account       -0-         -0-        -0-           -0-        -0-
       -0-

Capital
 Appreciation
 Account               -0-         -0-        -0-           -0-        -0-
       -0-

TOTAL COMPENSATION
FROM COMPANY AND
COMPLEX PAID TO
DIRECTORS***         9,250       9,063     10,250         9,250        -0-
       -0-


____________

*     As of most recently completed fiscal year.
**    Estimated for current fiscal year.
*** As of the calendar year ended December 31, 1994, there were sixteen investment companies in the Complex (including the Accounts).

Other Information about the Company.  The Company was incorporated in
Maryland
on December 9, 1981.  The authorized capital stock of the Company consists of
3 billion shares of common stock, par value $0.001 per share (Common
Stock).
The shares of common stock are divided into thirteen series accounts:
Government Securities Account (200,000,000 shares); Income Account
(200,000,000
shares); Total Return Account (200,000,000 shares); Growth Account
(200,000,000
shares); Liquid Account (600,000,000 shares); Capital Appreciation Account

(200,000,000 shares); Balanced Account (200,000,000 shares); Diversified Income Account (200,000,000 shares); CMIA National Municipals Account (200,000,000 shares); CMIA California Municipals Account (200,000,000 shares);
CMIA Massachusetts Municipals Account (200,000,000 shares); CMIA New York Municipals Account 200,000,000 shares); and CMIA Ohio Municipals Account (200,000,000 shares). The Board of Directors may reclassify authorized shares to add to one or more of the accounts described above or to add any new accounts to the Company. The Board of Directors is also authorized, without further shareholder approval, to classify and reclassify existing and new accounts into one or more classes. Accordingly, the Directors have authorized the issuance of two classes of shares of each of the CMIA Accounts, except for the Liquid Account, and each of the LifeSpan Accounts, designated in each instance as Class A shares and Class B shares. The Directors have authorized only one class of shares for the Liquid Account.


     As of August 31, 1995, CML and its affiliates owned shares of certain accounts as follows:  Government Securities Account (733,944 shares) (15%
of
shares outstanding); Income Account (1,550,411 shares) (31% of shares outstanding); Total Return Account (211 shares) (0% of shares outstanding);
Growth Account (1,848,510 shares) (31% of shares outstanding); and Liquid Account (23,540,988 shares) (33% of shares outstanding), Capital Appreciation
Account (2,512,549 shares) (95% of shares outstanding); Balanced Account (3,359,773 shares) (96% of shares outstanding); Diversified Income (2,033,202 shares) (95% of shares outstanding). CML is incorporated under the laws of the state of Connecticut. CML and its affiliates are deemed to be controlling persons of any account of the Company of which they own more than 25% of the shares outstanding. As such, the exercise by CML and its affiliates of their voting rights may diminish the voting power of other shareholders.



     As of August 31, 1995, no other shareholder of the Company owns of record or beneficially 5% or more of the shares outstanding of any Account.



     As of August 30, 1995, the following persons held an interest in the following accounts equal to 5% or more of such account's outstanding shares:



SHAREHOLDER                                              PERCENTAGE
OWNERSHIP

CMIA NATIONAL MUNICIPAL ACCOUNT



Claud J. Jacobs                                                    9%
Yoakum, TX

Julius and Deanna Staatz                                           7%
Yoakum, TX

James A. Jones
Bettendorf, IA                                                    12%

CMIA CALIFORNIA MUNICIPAL ACCOUNT

Frank J. Edwards IV
Houston, TX                                                       18%

Archie and Winifred Dingwall
Fresno, CA                                                        22%

Frank E. Blakeley
Fresno, CA                                                        56%

CMIA MASSACHUSETTS MUNICIPAL ACCOUNT

Tom F. and Edna M. Cavanaugh
Carver, MA                                                        35%

CML
Hartford, CT                                                       8%

Martin J. Healey
Lynn, MA                                                          21%

Eugene F. and Jean K. Walsh
Tewksbury, MA                                                     27%

CMIA NEW YORK MUNICIPAL ACCOUNT

Robert W. Lang
Gloversville, NY                                                   5%

Michael Nicoletto
Huntington, NY                                                     6%

Herbert F. Ross
Rochester, NY                                                      7%

Shirley M. Baker
Elma, NY                                                           9%

Arnold and Ellen Ostrower
New York, NY                                                      17%

Salvatore J. Bellavia
Syracuse, NY                                                      29%

CMIA OHIO MUNICIPAL ACCOUNT

Martha L. Lanter
Springfield, OH                                                    5%

Lawrence H. Stookey, Jr.
Sandusky, OH                                                       6%

Hardy & Hardy Co.
Lima, OH                                                           7%

Lawrence A. Walborn
Sylvania, OH                                                       7%

Friddle Trust
Mason, OH                                                         19%

Warren and Mary Copeland
Lima, OH                                                          24%



     Any shareholder with an interest in any of the above accounts exceeding
25% of such accounts' outstanding shares is deemed to be a controlling person of such account. As such, the exercise by a greater than 25% shareholder of his or her voting rights may diminish the voting power of other shareholders.

     The shares of the Accounts are entitled to vote separately to approve investment advisory agreements or changes in investment restrictions, but shareholders of all series vote together in the election and selection of Directors and accountants. Shares of an Account vote together as a class on matters that affect the Account in substantially the same manner. As to matters affecting a single class, shares of such class will vote separately.
Shares of the Company do not have cumulative voting rights. The Company does not intend to hold annual meetings of shareholders unless required to do so by the Investment Company Act or the Maryland statute under which the Company is organized. Although Directors are not elected annually by the shareholders, shareholders have under certain circumstances the right to remove one or more
Directors. Each Account's shares are fully paid and nonassessable when issued and have no preference, preemptive, conversion or similar rights and are freely transferable.

     The Company's Articles of Incorporation provide that the Directors, officers and employees of the Company may be indemnified by the Company to the fullest extent permitted by Maryland law. The Company's Bylaws provide that the Company shall indemnify each of its Directors, officers and employees against liabilities and expenses reasonably incurred by them, in connection with, or resulting from, any claim, action, suit or proceeding, threatened against or otherwise involving such Director, officer or employee, directly or indirectly, by reason of being or having been a Director, officer or employee of the Company. Neither the Articles of Incorporation nor the Bylaws authorize the Company to indemnify any Director or officer against any liability to which he or she would otherwise be subject by reason of or for willful misfeasance, bad faith, gross negligence or reckless disregard of such person's duties.


                       INVESTMENT ADVISORY ARRANGEMENTS

     The Company, on behalf of each Account, has entered into an investment advisory agreement with G.R. Phelps & Co. (the Manager). The investment advisory agreement provides that the Manager, subject to the supervision and approval of the Company's Board of Directors, is responsible for the actual management of each Account. The Manager is responsible for the selection of portfolio investments for each Account (other than the international Component, the small-cap Component and the high yield/high risk bond Component for the LifeSpan Accounts). In connection therewith, the Manager provides investment research and supervision of the investments held by an Account and conducts a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Account's assets, in accordance with the investment objectives and policies of the Account. The Manager also furnishes the Company such statistical information, with respect to the investments which the Accounts may hold or contemplate purchasing, as the Company may reasonably request. The Manager will apprise the Company of important developments materially affecting any of the Accounts and furnish the Company from time to time with such information as the Manager may believe appropriate for this purpose. In addition, the Manager agrees to furnish the Board of
Directors such periodic and special reports as the Board may reasonably request and to provide persons satisfactory to the Board of Directors to serve as the Company's officers. The Manager will also, without charge, render such clerical, accounting, administrative and other services as the Manager may believe appropriate or as the Company may reasonably request.

     With respect to the international Component for LifeSpan Capital Appreciation and Balanced Account, the Manager has entered into subadvisory investment agreements with Scudder. With respect to the small cap Component of each LifeSpan Account, the Manager has entered into subadvisory investment agreements with Pilgrim. With respect to the high yield/high risk bond Component for each LifeSpan Account, the Manager has entered into subadvisory investment agreements with BEA Associates. Under the respective subadvisory investment agreement, the corresponding Subadviser, subject to the review of the Board of Directors and the over-all supervision of the Manager, is responsible for managing the investment operations of the corresponding LifeSpan Account Component and the composition of the Component's portfolio and furnishing the LifeSpan Account with advice and recommendations with respect to investments and the purchase and sale of securities for the respective Component.

     As provided by the investment advisory agreement, each Account pays the
Manager an investment management fee, which is accrued daily and paid monthly, equal on an annual basis to a stated percentage of the respective Account's average daily net asset value. The Manager, not any Account, pays the subadvisory fees as described in the Prospectuses. See "The Manager and the
Subadvisers" and "Breakdown of Expenses" in the Prospectuses for additional description of the management and subadvisory fees and certain other information concerning each Account's investment advisory agreement and the subadvisory investment agreements of the LifeSpan Accounts.

     No person other than the Manager and the corresponding Subadviser and their directors and employees regularly furnishes advice to the Accounts with respect to the desirability of the Accounts investing in, purchasing or selling securities. The Manager and Subadvisers may from time to time receive statistical or other similar factual information, and information regarding general economic factors and trends, from CML and its affiliates.

     Under the terms of the investment advisory agreement with the Company on behalf of each Account, the Manager provides each Account with office space, supplies and other facilities required for the business of the Account. The
Manager pays the compensation of all officers and employees of the Company and
Directors of the Company affiliated with the Manager, the office expenses of the Accounts and other expenses incurred by the Manager in connection with the performance of its duties. All other expenses which are not specifically paid by the Manager and which are incurred in the operation of the Accounts including fees of directors who are not "interested persons," as such term is defined in the Investment Company Act, of the Company or CML and the continuous public offering of the shares of the Accounts are borne by the Accounts.

     Securities held by any Account may also be held by other portfolios for which the Manager, the Subadvisers or their respective affiliates provides investment advice. Because of different investment objectives or other factors, a particular security may be bought by the Manager or a Subadviser for one or more clients when one or more clients are selling the same security. If purchases or sales of securities arise for consideration at or about the same time for any Account or other funds for which the Manager or a
Subadviser acts as an investment adviser or for their advisory clients, transactions in such securities will be made, insofar as feasible, for the respective funds and clients in a manner deemed equitable to all. To the extent that transactions on behalf of more than one client of the Manager, the
Subadvisers or their respective affiliates during the same period may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

     The advisory fees paid by the following Accounts for the last three fiscal years were:





                                  1992        1993        1994
                               ----------  ----------  ----------

Liquid Account                 $  344,999  $  357,506  $  385,774

Government Securities Account  $  392,761  $  465,806  $  460,523

Income Account                 $  187,813  $  277,291  $  304,391

Total Return Account           $  601,883  $  867,544  $1,173,401

Growth Account                 $  264,629  $  342,082  $  447,812
                               ----------  ----------  ----------

Total All Accounts             $1,792,085  $2,310,229  $2,771,901
                               ==========  ==========  ==========


     The LifeSpan Accounts commenced operations in fiscal 1995 and therefore paid no advisory fees during the periods listed above.


     The investment advisory agreement provides that the Manager will limit the aggregate ordinary operating expenses (including the advisory fee and 12b-1 fees, but excluding interest, taxes, brokerage fees, commissions and extraordinary charges such as litigation costs) of the Liquid Account to no more than 1.0% of the Account's average net assets. The investment advisory contract provides that the Manager will limit the aggregate ordinary operating expenses (including the advisory fee, but excluding interest, taxes, brokerage fees, commissions and extraordinary charges such as litigation costs) of each of the Government Securities Account, Income Account, Growth Account and Total
Return Account to no more than 1.5% of the average daily net assets of the respective Account.

     The Manager has voluntarily and temporarily agreed to limit the expenses
of each of the Capital Appreciation Account and the Balanced Account to
1.55%
and of the Diversified Income Account to 1.50% of such Account's average daily net assets.

     Pursuant to the investment advisory agreement and, where applicable, each subadvisory investment agreement, neither the Manager nor any Subadviser is liable to the Accounts or their shareholders for any error of judgment or mistake of law or for any loss suffered by the Accounts in connection with the matters to which their respective agreement relate, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Manager or Subadviser in the performance of their duties or from their reckless disregard of the obligations and duties under the applicable agreement. Each Subadviser has agreed to indemnify the Manager to the fullest extent permitted by law against any and all loss, damage, judgment, fines, amounts paid in settlement and attorneys' fees incurred by the Manager to the extent resulting in whole or in part from any of the respective Subadviser's acts or omissions related to the performance of its duties as set forth specifically in the respective subadvisory investment agreement or otherwise from the respective Subadviser's willful misfeasance, bad faith or gross negligence.

     The Manager, whose principal business address is at 10 State House Square, Hartford, Connecticut and whose mailing address is 140 Garden Street,
Hartford, Connecticut 06154, was organized in 1976 and has over $2.7 billion in assets under management in its capacity as investment adviser to the Accounts and the other mutual funds in the Connecticut Mutual group of funds having a combined total of over 30,000 shareholders. The Manager is a wholly owned subsidiary of DHC, which is in turn a wholly owned subsidiary of CML.

     Scudder, 345 Park Avenue, New York, NY 10154, is a Delaware corporation and has been providing investment counseling services for over 70 years, since its founding in 1919. Scudder supervises assets for institutional clients, mutual funds and individuals and had $90 billion in assets under management as of May 31, 1995. All of the outstanding voting and non-voting securities of
Scudder are held of record by the Managing Directors, Daniel Pierce, Edmond D.
Villani, Stephen R. Beckwith, and Juris Padegs, in their capacity as the Representatives of the beneficial owners of such securities pursuant to a
Security Holders Agreement, under which such Representatives have the right to reallocate shares among the beneficial owners from time to time, at net book value in cash transactions. BEA Associates, Citicorp Center, 153 E. 53rd Street, 57th Floor, New York, NY 10022, is a partnership between Credit Suisse
Capital Corporation and BEA Associate's employee shareholders. BEA Associates has been providing domestic and global fixed income and equity investment management services for institutional clients and mutual funds since 1984 and, together with its global affiliate, had $25 billion in assets under management as of May 31, 1995. Pilgrim, 1255 Drummers Lane, Wayne, Pennsylvania 19087,
was established in 1982 to provide specialized equity management for institutional investors. Pilgrim is a Delaware corporation and a wholly owned subsidiary of United Asset Management Corporation. As of May 31, 1995, Pilgrim had over $4 billion in assets under management.

     The investment advisory agreement and subadvisory investment agreements continue in effect from year to year if approved annually by a vote of a majority of the Directors of the Company who are not interested persons of one of the parties to the contract, cast in person at a meeting called for the purpose of voting on such approval, or by either the Directors or the holders of a majority of the applicable Account's outstanding voting securities. Each contract automatically terminates upon assign-ment. The investment advisory agreement may be terminated without penalty on 60 days' notice at the option of either party to the respective contract or by vote of the holders of a majority of the outstanding voting securities of the applicable Account. Each subadvisory investment agreement may be terminated at any time without the payment of any penalty by the Board of Directors or by vote of a majority of the outstanding voting securities of the Account upon 60 days' notice to the
Manager and respective Subadviser, by the Manager upon 60 days' written notice to the Account and the Subadviser and by the Subadvisor upon 90 days' written notice to the Account and the Manager (with respect to that Account only).

Each subadvisory investment agreement terminates automatically upon the termination of the corresponding investment advisory agreement.


                               ACCOUNT EXPENSES

EXPENSES OF THE ACCOUNTS. Each Account pays its own expenses including, without limitation: (i) expenses of maintaining the Account and continuing its existence, (ii) registration of the Company under the Investment Company
Act, (iii) auditing, accounting and legal expenses, (iv) taxes and interest,
(v) governmental fees, (vi) expenses of issue, sale, repurchase and redemption of Account shares, (vii) expenses of registering and qualifying the Account and its shares under federal and state securities laws and of preparing and printing prospectuses for such purposes and for distributing the same to shareholders and investors, and fees and expenses of registering and maintaining registrations of the Account and of the Account's principal underwriter, if any, as broker- dealer or agent under state securities laws,
(viii) expenses of reports and notices to share-holders and of meetings of shareholders and proxy solicitations therefor, (ix) expenses of reports to governmental officers and commissions, (x) insurance expenses, (xi) association membership dues, (xii) fees, expenses and disbursements of custodians for all services to the Account, (xiii) fees, expenses and disbursements of transfer agents, dividend disbursing agents, shareholder servicing agents and registrars for all services to the Account, (xiv) expenses for servicing shareholder accounts, (xv) any direct charges to shareholders approved by the Directors of the Company, (xvi) compensation and expenses of Directors of the Company who are not "interested persons" of the
Account, and (xvii) such non- recurring items as may arise, including expenses incurred in connection with litigation, proceedings and claims and the obligation of the Company to indemnify its Directors and officers with respect thereto.


                          DISTRIBUTION ARRANGEMENTS

     Connecticut Mutual Financial Services, L.L.C. ("CMFS") serves as the principal underwriter for each Account pursuant to an Underwriting Agreement initially approved by the Board of Directors of the Company. CMFS is a registered broker/dealer and member of the National Association of Securities
Dealers, Inc. (NASD). Shares of each Account will be continuously offered and will be sold by registered representa-tives of CMFS and selected broker-dealers who have executed selling agreements with CMFS. CMFS bears all the expenses of providing services pursuant to the Underwriting Agreement including the payment of all sales commissions for sales of the Company shares and the printing and distribution of prospectuses to non-shareholders as well as of any advertising or sales literature. The Company bears the expenses of registering its shares with the SEC and qualifying them with state regulatory authorities. CMFS has also agreed to assume certain expenses relating to the operations of the Accounts as necessary to comply with expense limitations imposed by certain states in which shares of one or more of the Accounts may be registered and also as otherwise described in the Accounts' Prospectuses.
The Underwriting Agreement continues in effect for successive one-year periods, provided that each such continuance is specifically approved (i) by the vote of a majority of the Directors who are not interested persons, as such term is defined in the Investment Company Act, of the Company (non-interested Directors) or parties to the Agreement and (ii) either (a) by the vote of a majority of the outstanding voting securities of each Account or
(b) by the vote of a majority of the Board of Directors.

     The compensation paid by the following Accounts to G.R. Phelps, the prior distributor of the Accounts' shares, for underwriting fees for the last three fiscal years was:





                                  1992        1993        1994
                               ----------  ----------  ----------

Liquid Account                          0           0           0

Government Securities Account  $  547,446  $  365,583  $  189,799

Income Account                 $  237,717  $  203,149  $  127,640

Total Return Account           $1,101,367  $1,790,711  $1,671,181

Growth Account                 $  244,985  $  416,056  $  513,544


     Each of the LifeSpan Accounts commenced operations in fiscal 1995 and therefore paid no underwriting fees during the periods listed above.


     CMFS's principal business address is at Ten State House Square, Hartford,
Connecticut 06103 and its mailing address is at 140 Garden Street, Hartford,
Connecticut 06154. CMFS was organized as a limited liability company in Connecticut on November 10, 1994, and is a direct subsidiary of CML.


                         DISTRIBUTION FINANCING PLANS

     The Company on behalf of each Account has adopted plans of distribution designed to meet the requirements of Rule 12b-1 (the Rule) under the Investment Company Act and the requirements of the revised sales charge rule of the NASD with respect to the Class A shares (the Class A Plan) and a plan of distribution with respect to the Class B shares (the Class B Plan) and a plan of distribution with respect to the Liquid Account (the Liquid Account
Plan and, collectively with the Class A Plan and the Class B Plan, the Plans).

     CLASS A PLAN

     Pursuant to the Class A Plan, an Account may reimburse CMFS for its expenditures in financing any activity primarily intended to result in the sale of Account shares. Certain categories of such expenditures have been approved by the Board of Directors and are set forth in the Prospectuses. See
"Breakdown of Expenses -- Distribution Plans" in the Prospectuses. The expenses of an Account pursuant to the Class A Plan are accrued on a fiscal year basis and may not exceed, with respect to the Class A shares of each Account, the annual rate of 0.25% of the Account's average annual net assets attributable to Class A. No Class A Plan was in effect during the most recently completed fiscal year with respect to the Accounts.

     CLASS B PLAN

     The Class B Plan for each Account provides that each Account shall pay
CMFS, as the Account's distributor for its Class B shares, a daily distribution fee equal on an annual basis to 0.75% of the Account's average daily net assets attributable to Class B shares and will pay CMFS a service fee equal to 0.25% of the Account's average daily net assets attributable to
Class B shares (which CMFS will in turn pay to securities dealers which enter into a sales agreement with CMFS at a rate of up to 0.25% of the Account's average daily net assets attributable to Class B shares owned by investors for whom that securities dealer is the holder or dealer of record). This service fee is intended to be in consideration of personal services and/or account maintenance services rendered by the dealer with respect to Class B shares.
CMFS will advance to dealers the first- year service fee at a rate equal to
0.25% of the amount invested. As compensation for such advance, CMFS may retain the service fee paid by an Account with respect to such shares for the first year after purchase. Dealers will become eligible for additional service fees with respect to such shares commencing in the thirteenth month following purchase. Dealers may from time to time be required to meet certain other criteria in order to receive service fees. CMFS or its affiliates are entitled to retain all service fees payable under the Class B Plan for which there is no dealer of record or for which qualification standards have not been met as partial consideration for personal services and/or account maintenance services performed by CMFS or its affiliates for shareholder accounts.

     The purpose of distribution payments to CMFS under the Class B Plan is to compensate CMFS for its distribution services to the Account. CMFS pays commissions to dealers as well as expenses of printing prospectuses and reports used for sales purposes, expenses with respect to the preparation and printing of sales literature and other distribution related expenses, including without limitation, the cost necessary to provide distribution-related services, or personnel, travel office expenses and equipment. The Class B Plan also provides that CMFS will receive all CDSC's attributable to Class B shares. (See "Distribution Plans" in the Prospectuses.)

     LIQUID ACCOUNT PLAN

     Under the Liquid Account Plan, the amount of compensation paid by the Liquid Account for expenses shall not exceed 0.10% of the average daily net assets of the Account, provided, however, that the Liquid Account will make no payment with respect to a particular year if the Liquid Account's aggregate expenses for that year (including payments made to CMFS pursuant to the Liquid
Account Plan, but excluding interest, taxes, brokerage commissions, and extraordinary expenses) exceed 1.0% of the value of the Liquid Account's aggregate daily net assets.

     GENERAL

     In accordance with the terms of the Plans, CMFS provides to each Account, for review by the Board of Directors, a quarterly written report of the amounts expended under the respective Plans and the purpose for which such expenditures were made. In the Board of Directors' quarterly review of the
Plans, they will consider the continued appropriateness and the level of reimbursement or compensation the Plans provide.

     The Plans were adopted by a majority vote of the Board of Directors, including all of the Directors who are not, and were not at the time they voted, interested persons of the Company, as defined in the Investment Company
Act (none of whom had or have any direct or indirect financial interest in the operation of the Plans), cast in person at a meeting called for the purpose of voting on the Plans. In approving the Plans, the Directors identified and considered a number of potential benefits which the Plans may provide.
The
Board of Directors believes that there is a reasonable likelihood that the Plans will benefit each Account and its current and future shareholders. Under their terms, the Plans remain in effect from year to year provided such continuance is approved annually by vote of the Directors in the manner described above. The Plans may not be amended to increase materially the annual percentage limitation of average net assets which may be spent for the services described therein without approval of the shareholders of the Account affected thereby, and material amendments of the Plans must also be approved by the Board of Directors in the manner described above. A Plan may be terminated at any time, without payment of any penalty, by vote of the majority of the Directors who are not interested persons of the Company and have no direct or indirect financial interest in the operations of the Plan, or by a vote of a "majority of the outstanding voting securities" (as defined in the Investment Company Act) affected thereby. A Plan will automatically terminate in the event of its assignment (as defined in the Investment Company
Act).

     During the fiscal year ended December 31, 1994, the Liquid Account made no payments to G.R. Phelps under its Plan as a result of G.R. Phelps's agreement not to impose such expenses to which it would otherwise be entitled.
 During this period, no Class A Plans were in effect for the other Accounts and no Class B shares were outstanding.

                     PORTFOLIO TRANSACTIONS AND BROKERAGE

     The Company has no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities. Subject to any policy established by the Board of Directors, the Manager and the Subadvisers
(if applicable) are primarily responsible for the investment decisions of each
Account and the placing of its portfolio transactions. In placing orders, it is the policy of each Account to obtain the most favorable net results, taking into account various factors, including price, dealer spread or commission, if any, size of the transaction and difficulty of execution. While the Manager and the Subadvisers generally seek reasonably competitive spreads or commissions, the Accounts will not necessarily be paying the lowest spread or commission available. The Manager and the Subadvisers may direct brokerage transactions to broker/dealers who also sell shares of the Company and the sale of shares of the Company may be taken into account by the Manager and the
Subadvisers when allocating brokerage transactions.

     The Manager and the Subadvisers will generally deal directly with the dealers who make a market in the securities involved (unless better prices and execution are available elsewhere) if the securities are traded primarily in the over-the-counter market. Such dealers usually act as principals for their own account. On occasion, securities may be purchased directly from the issuer. Bonds and money market securities are generally traded on a net basis and do not normally involve either brokerage commissions or transfer taxes.
Portfolio securities in the Liquid Account normally are purchased directly from, or sold directly to, the issuer, an underwriter or market maker for the securities. There usually will be no brokerage commissions paid by the Liquid
Account for such purchases or sales and, in 1992, 1993 and 1994, no such commissions were paid. Similarly, no brokerage commissions were paid by the
Government Securities Account or the Income Account during those three years.
Each of the LifeSpan Accounts commenced operations in fiscal 1995, and accordingly paid no brokerage commissions during the last three years.

     Brokerage commissions for the most recent three year period for the Growth Account and the Total Return Account were as follows:





                          1992          1993          1994
                      ------------  ------------  ------------
                       Brokerage     Brokerage     Brokerage
     Account          Commissions   Commissions   Commissions
--------------------  ------------  ------------  ------------

Growth Account        $    201,111  $    187,654  $    249,665
Total Return Account  $    277,519  $    297,403  $    379,734



     While the Manager and the Subadvisers seek to obtain the most favorable net results in effecting transactions in an Account's portfolio securities, dealers who provide supplemental investment research to the Manager or a Subadviser may receive orders for transactions from the Manager or the relevant Subadviser. Such supplemental research services ordinarily consist of assessments and analyses of the business or prospects of a company, industry, or economic sector. If, in the judgment of the Manager or the corresponding Subadviser, an Account will be benefited by such supplemental research services, the Manager and the corresponding Subadviser are authorized to pay spreads or commissions to brokers or dealers furnishing such services which are in excess of spreads or commissions which another broker or dealer may charge for the same transaction. Information so received will be in addition to and not in lieu of the services required to be performed by the
Manager and the corresponding Subadviser under the investment advisory agreement or the sub-investment advisory agreement. The expenses of the Manager and the Subadvisers will not necessarily be reduced as a result of the receipt of such supplemental information. The Manager and the Subadvisers may use such supplemental research in providing investment advice to portfolios other than those for which the transactions are made. Similarly, the Accounts may benefit from such research obtained by the Manager and the Subadvisers for portfolio transactions for other clients.

     Investment decisions for the Accounts will be made independently from those of any other clients that may be or become managed by the Manager, any
Subadviser or their affiliates. If, however, accounts managed by the Manager or any Subadviser are simultaneously engaged in the purchase of the same security, then, pursuant to the authorization of the Company's Board of Directors, available securities may be allocated to each account and may be averaged as to price in whatever manner the Manager or the corresponding Subadviser deems to be fair. In some cases, this system might adversely affect the price paid by an Account (for example, during periods of rapidly rising or falling interest rates) or limit the size of the position obtainable for an Account (for example, in the case of a small issue).

     Scudder, or its affiliate, Scudder Investor Services Inc. ("SIS"), shall arrange for the placing of all orders for the purchase and sale of securities for the international Component of Capital Appreciation and Balanced Account with brokers or dealers selected by SIS, provided that neither Scudder nor SIS shall be responsible for payment of brokerage commissions. In the selection of such brokers or dealers and the placing of such orders, SIS is directed at all times to seek for the international Component of Capital Appreciation Account and Balanced Account the best execution available. Neither Scudder nor any affiliate of Scudder will act as principal or receive directly or indirectly any compensation in connection with the purchase or sale of investment securities by the international Components of Capital Appreciation
Account and Balanced Account, other than compensation provided for in the Subadvisory Investment Agreements with Scudder, and such brokerage commissions as are permitted by the Investment Company Act. If and to the extent authorized to act as broker in the relevant jurisdiction, Scudder or any of its affiliates may act as broker for the international Components of Capital
Appreciation Account and Balanced Account, in the purchase and sale of securities. Scudder agrees that all transactions effected through Scudder or brokers affiliated with Scudder will be effected in compliance with Section
17(e) of the Investment Company Act and written procedures established from time to time by the Board of Directors of the Company pursuant to Rule 17e- 1 under the Investment Company Act. (SIS does not receive any compensation for performing this service).


                       DETERMINATION OF NET ASSET VALUE

     The net asset value of the shares of each Account is determined by State
Street Bank and Trust Company (State Street) (as dividend paying agent and custodian for the Accounts) in the manner described under "Your Account--Transaction Details" in the Accounts' Prospectuses. The Accounts will be closed for business and will not price their shares on the following business holi-days: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Securities held by each Account other than Liquid Account will be valued as follows: portfolio securities which are traded on stock exchanges are valued at the last sale price on the principal exchange as of the close of business on the day the securities are being valued, or, lacking any sales, at the last bid price. Securities traded in the over-the-counter market and included in the National Market System are valued at the most recent bid price which may be based on valuations furnished by a pricing service or from independent securities dealers. Otherwise, over-the-counter securities are valued at the mean between the bid and asked prices or yield equivalent as obtained from one or more dealers that make markets in the securities. Portfolio securities which are traded both in the over-the-counter market and on an exchange are valued according to the broadest and most representative market, and it is expected that for debt securities this ordinarily will be the over-the-counter market. Securities with remaining maturities of less than 60 days are valued at amortized cost, which approximates market value. Securities and assets for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors, including valuations furnished by a pricing service retained by the Custodian.

     The net asset value per share of the Liquid Account is determined by using the amortized cost method of valuing its portfolio instruments (including master demand notes). Under the amortized cost method of valuation, an instrument is valued at cost and the interest payable at maturity upon the instrument is accrued as income, on a daily basis, over the remaining life of the instrument. Neither the amount of daily income nor the net asset value is affected by unrealized appreciation or depreciation of the portfolio's investments. In periods of declining interest rates, the indicated daily yield on shares of the portfolio computed using amortized cost may tend to be higher than a similar computation made using a method of valuation based upon market prices and estimates. In periods of rising interest rates, the indicated daily yield on shares of the portfolio computed using amortized cost may tend to be lower than a similar computation made using a method of valuation based upon market prices and estimates.

     The amortized cost method of valuation permits the Liquid Account to maintain a stable $1.00 net asset value per share. The Company's Board of
Directors periodically reviews the extent of any deviation from the $1.00 per share value that would occur if a method of valuation based on market prices and estimates were used. In the event such a deviation would exceed one-half of one percent, the Board of Directors will promptly consider any action that reasonably should be initiated to eliminate or reduce material dilution or other unfair results to shareholders. Such action may include selling portfolio securities prior to maturity, not declaring earned income dividends, valuing portfolio securities on the basis of current market prices, if available, or, if not available, at fair market value as determined in good faith by the Board of Directors, and (considered highly unlikely by management of the Company) redemption of shares in kind (i.e., portfolio securities).

     An Account's maximum offering price per Class A share is determined by adding the maximum sales charge to the net asset value per share. Class B shares and Liquid Account shares are offered at net asset value without the imposition of a sales charge.


                      PURCHASE AND REDEMPTION OF SHARES

     For information regarding the purchase of Account shares, see "Your Account--How to Buy Shares" in the Accounts' Prospectuses.

     For a description of how a shareholder may have an Account redeem his/her shares, or how he/she may sell shares, see "Your Account- - How to Sell Shares" in the Accounts' Prospectuses.

     RIGHTS OF ACCUMULATION. Each Account and each of the other mutual funds of the Company offer to all qualifying investors Rights of Accumulation under which investors are permitted to purchase Class A shares of other Accounts of the Company at the offering price applicable to the total of (a) the dollar amount then being purchased plus (b) an amount equal to the then current net asset value of the purchaser's holdings of Class A shares of other Accounts of the Company. Acceptance of the purchase order is subject to confirmation of qualification. The rights of accumulation may be amended or terminated at any time as to subsequent purchases.

     STATEMENT OF INTENTION. Any person may qualify for a reduced sales charge on purchases of Class A shares made within a thirteen-month period pursuant to a Statement of Intention (SOI). Class A shares acquired through the reinvestment of distributions do not constitute purchases for purposes of the SOI. A Class A shareholder may include, as an accumulation credit towards the completion of such SOI, the value of all Class A shares of all Accounts of the Company owned by the shareholder. Such value is determined based on the public offering price on the date of the SOI. During the term of a SOI, National Financial Data Services ("NFDS"), the Company's transfer agent, will hold shares in escrow to secure payment of the higher sales charge applicable for shares actually purchased if the indicated amount on the SOI is not purchased. Dividends and capital gains will be paid on all escrowed shares and these shares will be released when the amount indicated on the SOI has been purchased. An SOI does not obligate the investor to buy or the Company to sell the indicated amount of the SOI. If a Class A shareholder exceeds the specified amount of the SOI and reaches an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made at the time of the expiration of the SOI. The resulting difference in offering price will purchase additional Class A shares for the shareholder's account at the applicable offering price. If the specified amount of the SOI is not purchased, the shareholder shall remit to NFDS an amount equal to the difference between the sales charge paid and the sales charge that would have been paid had the aggregate purchases been made at a single time. If the Class A shareholder does not within twenty days after a written request by
NFDS pay such difference in sales charge, NFDS will redeem an appropriate number of escrowed shares in order to realize such difference. Additional information about the terms of the Statement of Intention are available from your registered representative or from NFDS at 1- 800- 322- CMIA.

     SYSTEMATIC WITHDRAWAL PLAN. The Systematic Withdrawal Plan ("SWP") is designed to provide a convenient method of receiving fixed payments at regular intervals from Class A shares and Liquid Account shares not subject to a CDSC only (except as noted below) of an Account deposited by the applicant under this SWP. The applicant must deposit or purchase for deposit shares of the
Account having a total value of not less than $10,000. Periodic checks of $50 or more will be sent to the applicant, or any person designated by him, monthly or quarterly. SWP's for Class B shares of an Account and Liquid Account shares subject to a CDSC are permitted only for payments of required distributions from retirement plan accounts for a shareholder who has attained the age of 70. The CDSC will be waived with respect to such redemptions but only if such redemptions are limited to no more than 12% of the original value of the Account.

     Any income dividends or capital gains distributions on shares under the
SWP will be credited to the SWP account on the payment date in full and fractional shares at the net asset value per share in effect on the record date.

     SWP payments are made from the proceeds of the redemption of shares deposited in a SWP account. Redemptions are potentially taxable transactions to shareholders. To the extent that such redemptions for periodic withdrawals exceed dividend income reinvested in the SWP account, such redemptions will reduce and may ultimately exhaust the number of shares deposited in the SWP account. In addition, the amounts received by a shareholder cannot be considered as an actual yield or income on his or her investment because part of such payments may be a return of his or her capital.

     The SWP may be terminated at any time (1) by written notice to the Account or from the Account to the shareholder; (2) upon receipt by the Account of appropriate evidence of the shareholder's death; or (3) when all shares under the SWP have been redeemed. The fees of the Account for maintaining SWPs are paid by the Account.

     Special Redemptions. Although it would not normally do so, each Account has the right to pay the redemption price of shares of the Account in whole or in part in portfolio securities as prescribed by the Directors. When the shareholder sells portfolio securities received in this fashion, he would incur a brokerage charge. Any such securities would be valued for the purposes of making such payment at the same value as used in determining net asset value. The Accounts have elected to be governed by Rule 18f-1 under the
Investment Company Act, pursuant to which each Account is obligated to redeem shares solely in cash up to the lesser of $250,000 of 1% of the net asset value of the applicable Account during any 90 day period for any one account.


                            INVESTMENT PERFORMANCE

     Each Account's average annual total return quotations and yield quotations as they may appear in the Prospectuses, this SAI or in advertising are calculated by standard methods prescribed by the SEC.

LIQUID ACCOUNT

     In accordance with regulations prescribed by the SEC, the Company is required to compute the Liquid Account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one share of the Liquid Account at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365- day basis.

     The SEC also permits the Company to disclose the effective yield of the
Liquid Account for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

     For the seven day period ending June 30, 1995, the Liquid Account's annualized yield was 5.11%. For the same period, the effective yield was 5.24%.

     The yield on amounts held in the Liquid Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The
Liquid Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Liquid Account, the types and quality of portfolio securities held by the Liquid Account, and its operating expenses.

OTHER ACCOUNTS

     STANDARDIZED AVERAGE ANNUAL TOTAL RETURN QUOTATIONS. Average annual total return quotations for Class A and Class B shares are computed by finding the average annual compounded rates of return that would cause a hypothetical investment made on the first day of a designated period to equal the ending redeemable value of such hypothetical investment on the last day of the designated period in accordance with the following formula:




        P(1+T) n =  ERV

Where:  P    =   a hypothetical initial payment of $1,000, less the
                 maximum sales load applicable to an Account

        T    =   average annual total return

        n    =   number of years

        ERV  =   ending redeemable value of the hypothetical $1,000
                 initial payment made at the beginning of the
                 designated period (or fractional portion thereof)


The computation above assumes that all dividends and distributions made by an
Account are reinvested at net asset value during the designated period. The average annual total return quotation is determined to the nearest 1/100 of
1%.

     One of the primary methods used to measure perform-ance is "total return." "Total return" will normally represent the percentage change in value of a class of an Account, or of a hypothetical investment in a class of an Account, over any period up to the lifetime of the class. Unless otherwise indicated, total return calculations will assume the deduction of the maximum sales charge (5.00% for the Growth Account, the Total Return Account and each of the LifeSpan Accounts, 4.00% for the Government Securities Account and the
Income Account) and usually assume the reinvest-ment of all dividends and capital gains distributions and will be expressed as a percentage increase or decrease from an initial value, for the entire period or for one or more specified periods within the entire period. Total return calculations that do not reflect the reduction of sales charges will be higher than those that do reflect such charges. All non-standardized performance will be advertised only if the standard performance data for the same period, as well as for the required periods, is also presented.

     Total return percentages for periods longer than one year will usually be accompanied by total return percentages for each year within the period and/or by the average annual compounded total return for the period. The income and capital components of a given return may be separated and portrayed in a variety of ways in order to illustrate their relative significance. Performance may also be portrayed in terms of cash or investment values, without percentages. Past performance cannot guarantee any particular future result. In determining the average annual total return (calculated as provided above), recurring fees, if any, that are charged to all shareholder accounts are taken into consideration. For any account fees that vary with the size of the account, the account fee used for purposes of the above computation is assumed to be the fee that would be charged to the mean account size of a class of the Account.


     The charts below set forth certain performance information for the Class
A shares of the Government Securities, Income, Total Return and Growth Accounts as of June 30, 1995 and Capital Appreciation, Balanced, and Diversified Income Accounts as of August 31, 1995, adjusted to reflect the maximum sales charge (5.00% for the Growth, Total Return, Capital Appreciation, Balanced and Diversified Income Accounts and 4.00% for the Government Securities Account and the Income Account) and the account fees of the Class A shares. Total return percentages do not include the effect of the
Rule 12b-1 fees to which the Class A shares of Total Return and Growth Accounts will be subject in 1995. Past performance of the Class A shares is no guarantee and is not necessarily indicative of future performance of the
Class A shares. The actual annual returns for Class A shares of an Account may vary significantly from the past and future performance of Class A shares of the Account. Investment returns and the value of the Class A shares of the
Accounts will fluctuate in response to market and economic conditions as well as other factors and shares, when redeemed, may be worth more or less than their original cost. Total returns are based on capital changes plus reinvestment of all distributions for the time periods noted in the charts below. Total return of the Class A shares of the Income Account would have been lower without the expense limitation effected by the Manager.



     Value of a $1,000 Investment in the Class A shares of the Government Securities Account:


                             Total Return   Total Return
                              Annualized     Annualized
Investment       Investment  (including 4%  (excluding 4%
Period           Date        sales charge)  sales charge)

Life of Account     9/16/85          9.43%          8.98%
to 6/30/95

5 Years Ended       6/30/90          8.62%          7.73%
6/30/95

1 Year Ended        6/30/94         11.65%          7.18%
6/30/95


     Value of a $1,000 Investment in the Class A shares of the Income
Account:



                                Total Return   Total Return
                                 Annualized     Annualized
Investment          Investment  (excluding 4%  (including 4%
Period              Date        sales charge)  sales charge)

Life of Account       9/16/85*          8.26%          7.81%
to 6/30/95

5 Years Ended          6/30/90          7.48%          6.61%
6/30/95

1 Year Ended           6/30/94          8.06%          3.74%
6/30/95

*Date of Inception


     Value of a $1,000 Investment in the Class A shares of the Total
Return
Account:



                                Total Return   Total Return
                                 Annualized     Annualized
Investment          Investment  (excluding 5%  (including 5%
Period              Date        sales charge)  sales charge)

Life of Account       9/16/85*         12.37%         11.78%
to 6/30/95

5 Years Ended          6/30/95         11.86%         10.72%
6/30/95

1 Year Ended           6/30/94         15.53%          9.75%
6/30/95

*Date of Inception


     Value of a $1,000 Investment in the Class A shares of the Growth
Account:



                                Total Return   Total Return
                                 Annualized     Annualized
Investment          Investment  (excluding 5%  (including 5%
Period              Date        sales charge)  sales charge)

Life of Account       9/16/85*         14.66%         14.06%
to 6/30/95

5 Years Ended          6/30/90         14.06%         12.89%
6/30/95

1 Year Ended           6/30/94         22.43%         16.31%
6/30/95

*Date of Inception



     Value of a $1,000 Investment in the Class A shares of the Capital
Appreciation Account:





                             Total Return   Total Return
                              Annualized     Annualized
Investment       Investment  (excluding 5%  (including 5%
Period           Date        sales charge)  sales charge)

Life of Account     5/1/95*          9.25%          3.78%
to 8/31/95




     Value of a $1,000 Investment in the Class A shares of the Balanced
Account:





                             Total Return   Total Return
                              Annualized     Annualized
Investment       Investment  (excluding 5%  (including 5%
Period           Date        sales charge)  sales charge)

Life of Account     5/1/95*          9.25%          3.78%
to 8/31/95




     Value of a $1,000 Investment in the Class A shares of the Diversified
Income Account:





                             Total Return   Total Return
                              Annualized     Annualized
Investment       Investment  (excluding 5%  (including 5%
Period           Date        sales charge)  sales charge)

Life of Account     5/1/95*          9.25%          3.78%
to 8/31/95



     No Class B shares of any of the Accounts were outstanding during the periods.


     Each Account may also publish its distribution rate and/or its effective distribution rate. An Account's distribution rate is computed by dividing the most recent monthly distribution per share annualized, by the current net asset value per share. An Account's effective distribution rate is computed by dividing the distribution rate by the ratio used to annualize the most recent monthly distribution and reinvesting the resulting amount for a full year on the basis of such ratio. The effective distribution rate will be higher than the distribution rate because of the compounding effect of the assumed reinvestment. An Account's yield is calculated using a standardized formula, the income component of which is computed from the yields to maturity of all debt obligations held by the Account based on prescribed methods (with all purchases and sales of securities during such period included in the income calculation on a settlement date basis), whereas the distribution rate is based on an Account's last monthly distribution. An Account's monthly distribution tends to be relatively stable and may be more or less than the amount of net investment income and short- term capital gain actually earned by the Account during the month (see "Dividends, Capital Gains and Taxes" in the Accounts' Prospectuses).

     Other data that may be advertised or published about each Account include the average portfolio quality, the average portfolio maturity and the average portfolio duration.

     STANDARDIZED YIELD QUOTATIONS. The yield of a class is computed by dividing the class's net investment income per share during a base period of
30 days, or one month, by the maximum offering price per share of the class on the last day of such base period in accordance with the following formula:


    YIELD  =  2[  (a-b +1 ) 6 -1]
    -----------------------------
                    cd

Where:  a  =  net investment income earned during the period attributable to the subject class

        b = net expenses accrued for the period attributable to the subject class

        c = the average daily number of shares of the subject class outstanding during the period that were entitled to receive dividends

        d = the maximum offering price per share of the subject class on the last day of the period


Net investment income will be determined in accordance with rules established by the SEC. The price per share of Class A shares will include the maximum sales charge (5.00% for the Growth Account, the Total Return Account and each of the LifeSpan Accounts and 4.00% for the Government Securities Account and for the Income Account) imposed on purchases of Class A shares which decreases with the amount of shares purchased.

     GENERAL INFORMATION. The following publications and other newspapers and business and financial publications, may be cited in each Account's advertising and in shareholder materials which contain articles describing investment results or other data relative to one or more of the Accounts.




Broker World                       Value Line
Across the Board                   Financial World
American Banker                    Advertising Age
Best's Review                      Barron's
Business Month                     Business Insurance
Changing Times                     Business Week
Economist                          Consumer Reports
Forbes                             Financial Planning
Inc.                               Fortune
Insurance Forum                    Institutional Investor
Insurance Week                     Insurance Sales
Journal of the American Society    Journal of Accountancy
  of CLU & ChFC                    Journal of Commerce
Life Insurance Selling             Life Association News
Lipper Analytical Services, Inc.   Manager's Magazine
MarketFacts                        Money
National Underwriter               Nation's Business
New Choices (formerly 50 Plus)     New York Times
Pension World                      Pensions & Investments
Rough Notes                        Round the Table
U.S. Banker                        Wall Street Journal
Working Woman                      Morningstar, Inc.
Financial Services Week            Wiesenberger Investment
 Kiplinger's Personal Finance        Service
Registered Representative          Medical Economics
U.S. News & World Report           Investment Advisor
CDA                                Tillinghast
Financial Times                    American Agent and Broker
Insurance Product News             Insurance Times
LIMRA's Marketfacts                Professional Insurance Agents
Investment Dealers Digest          Insurance Review Investor's
Business Daily                     Insurance Advocate Independent
Agent                              Professional Agent
California Broker                  Life Times
Hartford Courant                   New England Business
Entrepreneur                       Entrepreneurial Woman
USA Today                          Business Marketing
Adweek                             Independent Business
Newsweek                           Time
Success                            The Standard
The Boston Globe                   Crain's
The Washington Post                United Press International
Associated Press                   Bloomberg
Reuter's                           Business News Features
Business Wire                      Knight-Ridder
Dow Jones News Service             Consumer Digest



     From time to time the Company may publish the sales of shares of one or more of the Accounts on a gross or net basis and for various periods of time, and compare such sales with sales similarly reported by other investment companies.


                                    TAXES

     Each Account is treated as a separate entity for accounting and tax purposes. Each Account has qualified and elected or intends to qualify and elect to be treated as a "regulated investment company" under Subchapter
M of
the Internal Revenue Code of 1986, as amended (the "Code"), and intends to continue to so qualify in the future. As such and by complying with the applicable provisions of the Code regarding the sources of its income, the timing of its distributions, and the diversification of its assets, each Account will not be subject to federal income tax on taxable income (including net short-term and long-term capital gains) which is distributed to shareholders at least annually in accordance with the timing requirements of the Code.

     Each Account will be subject to a 4% non-deductible federal excise tax on certain amounts not distributed (and not treated as having been distributed) on a timely basis in accordance with annual minimum distribution requirements.
 Each Account intends under normal circumstances to avoid liability for such tax by satisfying such distribution requirements.

     Distributions from an Account's current or accumulated earnings and profits ("E&P"), as computed for federal income tax purposes, will be taxable as described in the Accounts' prospectuses whether taken in shares or in cash.
 Distributions, if any, in excess of E&P will constitute a return of capital, which will first reduce an investor's tax basis in an Account's shares and thereafter (after such basis is reduced to zero) will generally give rise to capital gains. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the amount of cash they would have received had they elected to receive the distributions in cash, divided by the number of shares received.

     If an Account acquires stock in certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or hold at least
50%
of their assets in investments producing such passive income ("passive foreign investment companies"), that Account could be subject to federal income tax and additional interest charges on "excess distributions" received from such companies or gain from the sale of stock in such companies, even if all income or gain actually received by the Account is timely distributed to its shareholders. The Account would not be able to pass through to its shareholders any credit or deduction for such a tax. Certain elections may, if available, ameliorate these adverse tax consequences, but any such election would require the applicable Account to recognize taxable income or gain without the concurrent receipt of cash. Any Account that is permitted to acquire stock in foreign corporations may limit and/or manage its holdings in passive foreign investment companies to minimize its tax liability or maximize its return from these investments.

     Foreign exchange gains and losses realized by an Account in connection
with certain transactions involving foreign currency-denominated debt securities, certain foreign currency futures and options, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Section 988 of the Code, which generally
causes such gains and losses to be treated as ordinary income and losses
and
may affect the amount, timing and character of distributions to shareholders.
Any such transactions that are not directly related to an Account's investment
in stock or securities, possibly including speculative currency positions
or
currency derivatives not used for hedging purposes, may increase the amount of
gain it is deemed to recognize from the sale of certain investments held for
less than three months, which gain is limited under the Code to less than
30%
of its annual gross income, and could under future Treasury regulations produce income not among the types of "qualifying income" from which the Account must derive at least 90% of its annual gross income.

     Some Accounts may be subject to withholding and other taxes imposed by foreign countries with respect to their investments in foreign securities.

Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. The Accounts anticipate that they generally will not qualify to pass such foreign taxes and any associated tax deductions or credits through to their shareholders, who therefore generally will not report such amounts on their own tax returns.

     At the time of an investor's purchase of shares of an Account (other than
Liquid Account), a portion of the purchase price is often attributable to realized or unrealized appreciation in the Account's portfolio or undistributed taxable income of the Account. Consequently, subsequent distributions from such appreciation or income may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares, and the distributions in reality represent a return of a portion of the purchase price.

     Upon a redemption of shares of an Account, other than Liquid Account, (including by exercise of the exchange privilege) a shareholder may realize a taxable gain or loss depending upon his basis in his shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, depending upon the shareholder's tax holding period for the shares. A sales charge paid in purchasing shares of an Account cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within
90 days after their purchase to the extent shares of the Account or another
CMIA Account are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privilege. Such disregarded load will result in an increase in the shareholder's tax basis in the shares subsequently acquired. Also, any loss realized on a redemption or exchange will be disallowed to the extent the shares disposed of are replaced with shares of the same Account within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to an election to reinvest dividends or capital gain distributions automatically.
In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized upon the redemption of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

     For Federal income tax purposes, each Account is permitted to carry forward a net capital loss in any year to offset its own capital gains, if any, during the eight years following the year of the loss. To the extent subsequent capital gains are offset by such losses, they would not result in federal income tax liability to the applicable Account and would not be distributed as such to shareholders.

     For purposes of the dividends received deduction available to corporations, dividends received by an Account, if any, from U.S. domestic corporations in respect of the stock of such corporations held by the Account, for federal income tax purposes, for at least 46 days (91 days in the case of certain preferred stock) and distributed and designated by the Account may be treated as qualifying dividends. Corporate shareholders must meet the minimum holding period requirement stated above (46 or 91 days) with respect to their shares of the applicable Account in order to qualify for the deduction and, if they borrow to acquire such shares, may be denied a portion of the dividends received deduction. The entire qualifying dividend, including the otherwise deductible amount, will be included in determining the excess (if any) of a corporate shareholder's adjusted current earnings over its alternative minimum taxable income, which may increase its alternative minimum tax liability. Additionally, any corporate shareholder should consult its tax adviser regarding the possibility that its basis in its shares may be reduced, for federal income tax purposes, by reason of "extraordinary dividends" received with respect to the shares, for the purpose of computing its gain or loss on redemption or other disposition of the shares.

     Each Account that invests in certain PIKs, zero coupon securities or certain deferred interest securities (and, in general, any other securities with original issue discount or with market discount if the Account elects to include market discount in income currently) must accrue income on such investments prior to the receipt of the corresponding cash payments. However, each Account must distribute, at least annually, all or substantially all of its net income, including such accrued income, to shareholders to qualify as a regulated investment company under the Code and avoid federal income and excise taxes. Therefore, an Account may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to leverage itself by borrowing the cash, to satisfy distribution requirements.

     Investment in debt obligations that are at risk of or in default presents special tax issues for any Account that may hold such obligations. Tax rules are not entirely clear about issues such as when the Account may cease to accrue interest, original issue discount, or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and income, and whether exchanges of debt obligations in a workout context are taxable. These and other issues will be addressed by any Account that may hold such obligations in order to reduce the risk of distributing insufficient income to preserve its status as a regulated investment company and seek to avoid becoming subject to federal income or excise tax.

     Different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to shareholder accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

     Limitations imposed by the Code on regulated investment companies like the Accounts may restrict an Account's ability to enter into futures, options, and forward transactions.

     Certain options, futures and forward foreign currency transactions undertaken by an Account may cause the Account to recognize gains or losses from marking to market even though its positions have not been sold or terminated and affect the character as long-term or short-term (or, in the case of certain currency forwards, options and futures, as ordinary income or loss) and timing of some capital gains and losses realized by the Account.

Also, certain of an Account's losses on its transactions involving options, futures or forward contracts and/or offsetting portfolio positions may be deferred rather than being taken into account currently in calculating the Account's taxable income. Certain of the applicable tax rules may be modified if an Account is eligible and chooses to make one or more of certain tax elections that may be available. These transactions may therefore affect the amount, timing and character of an Account's distributions to shareholders.
The Accounts will take into account the special tax rules (including consideration of available elections) applicable to options, futures or forward contracts in order to minimize any potential adverse tax consequences.

     The federal income tax rules applicable to interest rate swaps, caps and floors are unclear in certain respects, and an Account may be required to account for these transactions in a manner that, in certain circumstances, may limit the degree to which it may utilize these transactions.

     The foregoing discussion relates solely to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens or residents and U.S. domestic corporations, partnerships, trusts or estates) subject to tax under such law.
The discussion does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies, and financial institutions. Dividends, capital gain distributions, and ownership of or gains realized on the redemption (including an exchange) of the shares of an Account may also be subject to state and local taxes. Shareholders should consult their own tax advisers as to the federal, state or local tax consequences of ownership of shares of, and receipt of distributions from, the
Accounts in their particular circumstances.

     Non-U.S. investors not engaged in a U.S. trade or business with which their investment in an Account is effectively connected will be subject to
U.S. Federal income tax treatment that is different from that described above.
 These investors may be subject to nonresident alien withholding tax at the rate of 30% (or a lower rate under an applicable tax treaty) on amounts treated as ordinary dividends from an Account and, unless an effective IRS Form W-8 or authorized substitute is on file, to 31% backup withholding on certain other payments from the Account. Non-U.S. investors should consult their tax advisers regarding such treatment and the application of foreign taxes to an investment in any Account.

     STATE AND LOCAL. Each Account may be subject to state or local taxes in jurisdictions in which such Account may be deemed to be doing business.
In
addition, in those states or localities which have income tax laws, the treatment of such Account and its shareholders under such laws may differ from their treatment under federal income tax laws, and investment in such Account may have different tax consequences for shareholders than would direct investment in such Account's portfolio securities. Shareholders should consult their own tax advisers concerning these matters.


                                  CUSTODIAN

     Portfolio securities of each Account are held pursuant to a Custodian Agreement between the Manager and State Street, 225 Franklin Street, Boston,
Massachusetts 02110. Under the Custodian Agreement, State Street performs custody, portfolio and fund accounting services for the Accounts.


                           TRANSFER AGENT SERVICES

     NFDS, P.O. Box 419694, Kansas City, Missouri 64179-0948, is the transfer agent for each Account. NFDS is an indirect wholly owned subsidiary of State
Street Bank and Trust Company. From May 1, 1994 to December 31, 1994, each
Account paid NFDS an annual fee as a percentage of average net assets accrued daily as follows: Liquid Account (0.16%); Government Securities Account (0.08%); Income Account (0.08%); Total Return Account (0.12%); and Growth Account (0.13%); plus certain out-of-pocket expenses. For the period from January 1, 1994 to April 30, 1994, each Account paid to Citadel Service Company, Inc. (the Accounts' transfer agent prior to May 1, 1994) an annual fee as a percentage of average net assets accrued daily as follows:
Liquid
Account (0.10%); Government Securities Account (0.07%); Income Account (0.06%); Total Return Account (0.10%); and Growth Account (0.10%); plus certain out-of-pocket expenses.


                   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     Arthur Andersen LLP, has been selected as the independent certified public accountants of the Company to provide audit services and assistance and consultation with respect to the preparation of filings with the SEC.


                              OTHER INFORMATION

     CML has granted the Company the right to use the name, "Connecticut Mutual," and has reserved the right to withdraw its consent to the use of such name by the Company at any time, or to grant the use of such name to any other
company.  CML was founded in 1846 and is one of the nation's largest mutual
life insurance companies with nearly 150 years of experience and assets of
$11.5 billion and $105 billion of life insurance in force.  CML has over
1.2
million policyholders and offers a broad range of insurance, retirement and investment products in all 50 states, Puerto Rico and the District of Columbia through a network of general agents and more than 3,000 career agents and brokers.


                             FINANCIAL STATEMENTS

     Each of the CMIA Account's audited financial statements as of December
31, 1994, together with the notes thereto and the report of Arthur
Andersen
LLP are attached to this SAI. Each of the CMIA Account's unaudited semi-annual financial statements as of June 30, 1995, together with the notes thereto are also attached to this SAI. In addition, unaudited financial statements as of August 31, 1995, together with the notes thereto for each of the LifeSpan Accounts are attached to this SAI. Each of the attached unaudited financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

 SCHEDULE OF INVESTMENTS                                  CONNECTICUT
MUTUAL
INVESTMENT ACCOUNTS, INC.
                                                          December 31,
1994

LIQUID ACCOUNT

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               COMMERCIAL PAPER
                (94.2% OF NET ASSETS)
               American Express Credit Corp.
 $   900,000     5.80%, due 1/5/95                    $   900,000
   1,042,000     5.85%, due 1/6/95                      1,042,000
               Banc One Corp.
   2,240,000     5.97%, due 1/18/95                     2,233,685
   1,000,000     5.75%, due 2/13/95                       993,132
               Bell Atlantic Financial Services,
                Inc.
   2,000,000     5.57%, due 1/10/95                     1,997,215
   1,000,000     5.98%, due 1/25/95                       996,013
               Cargill, Inc.
   1,050,000     5.45%, due 1/26/95                     1,046,026
   1,100,000     5.50%, due 2/6/95                      1,093,950
               Cargill Financial Services Corp.
   1,000,000     5.05%, due 2/7/95                        994,810
               Central & South West Corp.
   1,000,000     5.80%, due 1/24/95                       996,294
     500,000     6.17%, due 2/7/95                        496,829
   1,200,000     6.10%, due 2/14/95                     1,191,053
               Cincinnati Bell, Inc.
   2,600,000     6.10%, due 1/3/95                      2,599,119
               Corporate Asset Funding Co., Inc.
   1,000,000     5.45%, due 1/26/95                       996,215
               Corporate Receivables Corp.
     580,000     5.47%, due 1/9/95                        579,295
               Dover Corp.
   1,000,000     5.90%, due 1/24/95                       996,231
   1,500,000     5.85%, due 1/31/95                     1,492,688
               Ford Motor Credit Co.
   1,700,000     5.81%, due 2/16/95                     1,700,000
     545,000     5.81%, due 2/21/95                       545,000
   1,200,000     5.83%, due 3/13/95                     1,200,000
               General Electric Capital Corp.
   1,250,000     5.06%, due 2/27/95                     1,250,000
     647,000     6.03%, due 3/2/95                        647,000
               General Mills, Inc.
   1,840,000     6.02%, due 1/4/95                      1,839,077
               Golden Peanut Co.
   1,200,000     5.62%, due 2/3/95                      1,193,818
   1,000,000     5.63%, due 2/7/95                        994,214
     800,000     6.22%, due 3/17/95                       789,633
               International Lease Finance Corp.
     500,000     5.00%, due 1/10/95                       499,375
   1,000,000     5.40%, due 1/12/95                       998,350
   1,950,000     5.87%, due 3/21/95                     1,924,881
               Interstate Power Co.
   2,000,000     5.92%, due 1/23/95                     1,992,764
               McGraw-Hill Inc.
   1,840,000     5.63%, due 2/2/95                      1,830,792
     900,000     5.80%, due 2/17/95                       893,185
               Merrill Lynch & Co., Inc.
     900,000     5.60%, due 2/7/95                        894,820
   1,000,000     5.77%, due 2/15/95                       992,788

 $ 1,000,000     5.90%, due 2/28/95                   $   990,494
               Michigan Consolidated Gas Co.
   1,500,000     5.45%, due 1/13/95                     1,497,275
   1,000,000     5.48%, due 1/13/95                       998,173
               Morgan (J.P.) & Co., Inc.
   1,000,000     6.20%, due 3/1/95                        989,839
               National Rural Utilities
                Cooperative Finance Corp.
   1,095,000     5.65%, due 1/3/95                      1,094,656
   2,075,000     5.95%, due 1/11/95                     2,071,571
               Norwest Corp.
   1,000,000     5.63%, due 1/17/95                       997,498
   1,230,000     5.78%, due 2/15/95                     1,221,113
               PHH Corp.
     755,000     6.00%, due 1/5/95                        754,497
   1,600,000     6.05%, due 1/25/95                     1,593,547
               Philip Morris Companies Inc.
   1,100,000     6.05%, due 1/19/95                     1,096,673
               U.S. Bancorp
   1,000,000     5.42%, due 1/12/95                       998,344
   1,000,000     5.37%, due 1/17/95                       997,613
   1,085,000     5.50%, due 1/27/95                     1,080,690
               U S West Communications, Inc.
   1,500,000     5.35%, due 1/11/95                     1,497,771
   1,500,000     5.55%, due 1/23/95                     1,494,913
                                                      -----------
               TOTAL COMMERCIAL PAPER
                (COST $60,204,919)                     60,204,919
                                                      -----------
               U.S. AGENCY SHORT-TERM OBLIGATIONS
                (5.8% OF NET ASSETS)
               Federal Farm Credit Banks
   1,000,000     5.55%, due 2/6/95                        994,450
               Federal National Mortgage Assn.
     750,000     5.73%, due 2/28/95                       743,076
               Student Loan Marketing Assn.
   2,000,000     5.90%, due 5/14/96                     2,000,000
                                                      -----------
               TOTAL U. S. AGENCY SHORT-TERM
                OBLIGATIONS (COST $3,737,526)           3,737,526
                                                      -----------
               TOTAL INVESTMENTS
                (COST $63,942,445)                    $63,942,445
                                                      -----------
                                                      -----------

GOVERNMENT SECURITIES ACCOUNT

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE

               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (97.9% OF NET ASSETS)

               Federal National Mortgage Assn.
 $ 1,388,913     7.00%, 2019                          $ 1,333,787
               Government National Mortgage Assn.
     107,126     11.50%, 1998                             116,030
      60,135     9.50%, 2001                               62,202
      53,621     7.25%, 2005                               52,507
     349,172     7.50%, 2006                              338,459

4 The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
 $   211,624     8.00%, 2006                          $   210,221
     480,723     7.50%, 2007                              464,062
     558,997     8.00%, 2007                              546,593
     193,430     8.25%, 2008                              191,938
      91,430     9.00%, 2008                               93,258
     618,933     9.00%, 2009                              631,312
      10,208     13.50%, 2010                              11,816
     123,467     13.00%, 2011                             141,679
       4,378     13.50%, 2011                               5,068
      66,694     14.00%, 2011                              77,865
      60,289     15.00%, 2011                              71,443
       3,798     12.00%, 2012                               4,221
     109,397     13.50%, 2012                             125,857
     192,524     15.00%, 2012                             228,141
     111,335     11.50%, 2013                             122,330
      45,728     13.00%, 2013                              52,472
     218,165     13.50%, 2013                             252,526
      90,819     12.00%, 2014                             100,922
     300,618     12.50%, 2014                             337,068
     141,917     13.00%, 2014                             162,850
       1,421     13.50%, 2014                               1,645
     583,317     8.50%, 2016                              578,418
     457,298     6.75%, 2017                              454,298
     447,698     10.00%, 2019                             470,499
     105,652     12.50%, 2019                             118,463
   2,205,499     6.50%, 2023                            1,911,197
   8,673,606     7.00%, 2023                            7,784,561
   3,652,606     7.00%, 2024                            3,278,214
               U.S. Treasury Bonds
   2,250,000     11.75%, 2010                           2,832,547
  11,000,000     9.25%, 2016                           12,376,760
               U.S. Treasury Notes
   2,000,000     9.25%, 1996                            2,038,120
   6,000,000     9.375%, 1996                           6,133,140
   4,500,000     8.50%, 1997                            4,567,500
   3,500,000     8.875%, 1997                           3,592,435
   6,750,000     9.25%, 1998                            7,043,220
                                                      -----------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $62,872,182)                     58,915,644
                                                      -----------
               REPURCHASE AGREEMENTS*
                (.3% OF NET ASSETS)
               State Street Bank & Trust Co.
     165,000     5.15%, due 1/3/95 (COST $165,000)        165,000
                                                      -----------
               TOTAL INVESTMENTS
                (COST $63,037,182)                    $59,080,644
                                                      -----------
                                                      -----------


INCOME ACCOUNT

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               CORPORATE BONDS
                (82.4% OF NET ASSETS)
               AEROSPACE (1.6%)
                British Aerospace Finance Inc.
 $   500,000      8.00%, 1997                         $   495,312
                Coltec Industries Inc.
     250,000      9.75%, 2000                             246,250
                                                      -----------
                                                          741,562
                                                      -----------
               AIRLINES (1.1%)
                Southwest Airlines Co.
     500,000      9.25%, 1998                             510,795
                                                      -----------
               AUTO & AUTO RELATED (2.9%)
                Burmah Castrol Capital, Ltd.
     500,000      7.00%, 1997                             484,650
                Chrysler Corp.
     500,000      13.00%, 1997                            504,720
                Ford Motor Co.
     404,047      6.27%, 2000                             369,485
                                                      -----------
                                                        1,358,855
                                                      -----------
               BANKING (13.3%)
                Banco Ganadero S.A.
     400,000      9.75%, 1999                             388,000
                Bank of Boston Corp.
     400,000      10.30%, 2000                            406,272
                BankAmerica Corp.
     500,000      6.00%, 1997                             474,125
                Barnett Banks, Inc.
     515,000      8.50%, 1999                             512,101
                Chemical Banking Corp.
     500,000      6.625%, 1998                            476,535
                First Fidelity Bancorporation
     500,000      8.50%, 1998                             500,590
                First Union Corp.
     500,000      6.75%, 1998                             476,690
                First USA Bank of Delaware
     500,000      5.05%, 1995                             487,240
     250,000      5.35%, 1996                             234,484
                Home Savings of America
     500,000      10.50%, 1997                            513,550
                Mellon Financial Co.
     500,000      6.50%, 1997                             478,050
                Security Pacific Corp.
     500,000      7.75%, 1996                             497,290
                Shawmut National Corp.
     750,000      8.875%, 1996                            754,995
                                                      -----------
                                                        6,199,922
                                                      -----------
               BROKER/DEALER (1.3%)
                Merrill Lynch & Co., Inc.
     600,000      8.25%, 1996                             599,182
                                                      -----------

 *Repurchase agreements are fully collateralized by U.S. Government obligations.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               BUILDING MATERIALS & CONSTRUCTION
                (.5%)
                Cemex
 $   250,000      8.875%, 1998                        $   239,854
                                                      -----------
               CHEMICALS (2.6%)
                Grace (W.R.) & Co.
     500,000      7.40%, 2000                             473,650
                Lyondell Petrochemical Co.
     750,000      8.25%, 1997                             742,102
                                                      -----------
                                                        1,215,752
                                                      -----------
               CONGLOMERATES (.8%)
                Tenneco, Inc.
     375,000      10.00%, 1998                            391,620
                                                      -----------
               DRUGS & COSMETICS (.8%)
                Roche Holdings Inc.
     500,000      2.75%, 2000                             384,687
                                                      -----------
               ELECTRIC UTILITIES (2.6%)
                Consumers Power Co.
     250,000      8.75%, 1998                             250,040
                Long Island Lighting Co.
     500,000      8.75%, 1996                             501,765
                Midwest Power Systems Inc.
     500,000      6.25%, 1998                             471,880
                                                      -----------
                                                        1,223,685
                                                      -----------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (1.6%)
                Electrolux
     500,000      7.75%, 1997                             491,250
                Westinghouse Electric Corp.
     250,000      7.75%, 1996                             247,745
                                                      -----------
                                                          738,995
                                                      -----------
               FINANCIAL SERVICES (14.6%)
                Allied Lyons
     500,000      6.50%, 1997                             478,750
                American General Finance Corp.
     500,000      8.50%, 1998                             501,500
                Aristar, Inc.
     500,000      6.25%, 1996                             486,075
                Avco Financial Services, Inc.
     500,000      5.875%, 1997                            470,745
                Banque Nationale de Paris
     205,000      9.875%, 1998                            213,700
                Chrysler Financial Corp.
     500,000      5.08%, 1997                             470,280
                Countrywide Funding Corp.
     500,000      6.57%, 1997                             479,960
                Discover Credit Corp.
     250,000      8.73%, 1996                             251,958
                Fleet Mortgage Group, Inc.
     500,000      6.125%, 1997                            474,285
                General Motors Acceptance Corp.
   1,000,000      5.65%, 1997                             925,080
                Green Tree Financial Corp.
     250,000      7.70%, 2019                             243,125

                Household Financial Corporation
                 Ltd.
 $   250,000      6.00%, 1998                         $   232,075
                Household International
                 Netherlands B.V.
     250,000      6.00%, 1999                             229,015
                Nacional Financier
     400,000     10.625%, 2001                            362,500
                Norwest Financial, Inc.
     500,000      6.50%, 1997                             478,700
                Transamerica Finance Group, Inc.
     500,000      7.42%, 1998                             487,435
                                                      -----------
                                                        6,785,183
                                                      -----------
               FOOD & BEVERAGES (3.3%)
                ConAgra, Inc.
     500,000      9.75%, 1997                             514,865
                Grand Metropolitan Investment
                 Corp.
     500,000      8.125%, 1996                            500,935
                Seagram Company Ltd.
     500,000      9.75%, 2000                             506,945
                                                      -----------
                                                        1,522,745
                                                      -----------
               INSURANCE (.8%)
                SunAmerica Inc.
     370,000      9.00%, 1999                             373,522
                                                      -----------
               LEASING (2.1%)
                Penske Truck Leasing Co.
     500,000      7.75%, 1999                             483,630
                U.S. Leasing International Inc.
     500,000      7.00%, 1997                             482,365
                                                      -----------
                                                          965,995
                                                      -----------
               LODGING & RESTAURANTS (.4%)
                Host Marriott Hospitality Inc.
     206,000      9.125%, 2000                            203,168
                                                      -----------
               MACHINERY & EQUIPMENT (1.0%)
                Caterpillar Financial Services
                 Corp.
     500,000      6.85%, 1997                             481,610
                                                      -----------
               MORTGAGE-BACKED SECURITIES (5.6%)
                American Southwest Financial Corp.
   1,559,244      8.25%, 2016                           1,493,459
                GE Capital Mortgage Services, Inc.
     161,584      6.50%, 2024                             154,767
                Housing Securities, Inc.
     250,000      7.25%, 2012                             244,141
                Ryland Mortgage Securities Corp.
     444,482      8.339%, 2030                            423,369
                Salomon Brothers, Inc.
     296,291      0.00%, 2017                             199,810
     200,220     12.50%, 2017                              79,774
                                                      -----------
                                                        2,595,320
                                                      -----------
               OIL & GAS (10.6%)
                Arkla, Inc.
     505,000      9.875%, 1997                            510,050
                BP America Inc.
     500,000      8.875%, 1997                            507,430

6 The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE

                Bridas Corp.
 $   250,000      12.50%, 1999                        $   241,250
                Coastal Corp.
     500,000      11.125%, 1998                           507,500
     500,000      8.75%, 1999                             494,410
                El Paso Natural Gas Co.
     250,000      6.90%, 1997                             243,333
                Empresa Columbia de Petroleos
     250,000      7.25%, 1998                             230,000
                Florida Gas Transmission Co.
     500,000      7.75%, 1997                             491,585
                Petroleos Mexicanos
     250,000      8.25%, 1998                             233,125
                Occidental Petroleum Corp.
     500,000      6.43%, 1997                             475,735
                Phillips Petroleum Co.
     500,000      7.53%, 1998                             490,652
                Transco Energy Co.
     350,000     11.25%, 1999                             372,312
                Transcontinental Gas Pipe Line
                 Corp.
     150,000      9.00%, 1996                             151,125
                                                      -----------
                                                        4,948,507
                                                      -----------
               PAPER & FOREST PRODUCTS (1.8%)
                Celulosa Arauco y Constitucion
                 S.A.
     350,000      7.25%, 1998                             332,063
                Georgia-Pacific Corp.
     500,000      9.85%, 1997                             513,880
                                                      -----------
                                                          845,943
                                                      -----------
               PRINTING & PUBLISHING (2.1%)
                Reed Publishing USA Inc.
     500,000      7.20%, 1997                             492,740
                Time Warner Inc.
     500,000      7.45%, 1998                             476,565
                                                      -----------
                                                          969,305
                                                      -----------
               RETAIL TRADE (2.1%)
                Kmart Corp.
     500,000      8.61%, 1997                             503,795
                Sears, Roebuck & Co.
     500,000      8.39%, 1999                             496,705
                                                      -----------
                                                        1,000,500
                                                      -----------
               SAVINGS & LOAN (1.1%)
                Golden West Financial Corp.
     500,000      8.625%, 1998                            502,650
                                                      -----------
               TELECOMMUNICATIONS (1.3%)
                Tele-Communications, Inc.
     615,000      5.28%, 1996                             587,811
                                                      -----------
               TELEPHONE UTILITIES (2.2%)
                GTE Corp.
     500,000      8.85%, 1998                             504,790
                MCI Communications Corp.
     500,000      7.625%, 1996                            496,235
                                                      -----------
                                                        1,001,025
                                                      -----------

               TOBACCO (2.1%)
                B.A.T Capital Corp.
 $   500,000      6.66%, 2000                         $   445,585
                Philip Morris Companies Inc.
     500,000      8.75%, 1996                             505,040
                                                      -----------
                                                          950,625
                                                      -----------
               TRANSPORTATION (2.2%)
                Federal Express Corp.
     500,000      9.75%, 1996                             510,100
     250,000      6.25%, 1998                             233,953
                Southern Pacific Transportation
                 Co.
     250,000      10.50%, 1999                            253,750
                                                      -----------
                                                          997,803
                                                      -----------
               TOTAL CORPORATE BONDS
                (COST $40,705,389)                     38,336,621
                                                      -----------
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (10.0% OF NET ASSETS)
               Federal Home Loan Mortgage Corp.
     202,261     5.50%, 1997                              194,487
     636,250     5.50%, 1998                              611,794
               Federal National Mortgage Assn.
     926,229     7.50%, 2008                              886,568
     913,336     7.00%, 2009                              855,394
     877,461     8.00%, 2009                              845,310
     250,000     6.00%, 2019                              223,592
               Government National Mortgage Assn.
      54,277     13.00%, 2014                              62,283
               U.S. Treasury Notes
     500,000     5.125%, 1998                             454,845
     500,000     9.00%, 1998                              516,795
                                                      -----------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $4,848,807)                       4,651,068
                                                      -----------
               FOREIGN GOVERNMENT BONDS
                (2.5% OF NET ASSETS)
               Fomento Economico Mexicano
     250,000     9.50%, 1997                              247,188
               Province of Ontario
     500,000     8.25%, 1996                              502,270
               United Mexican States
     500,000     6.97%, 2000                              422,616
                                                      -----------
               TOTAL FOREIGN GOVERNMENT BONDS
                (COST $1,274,203)                       1,172,074
                                                      -----------
               COMMERCIAL PAPER
                (3.2% OF NET ASSETS)
               Johnson Controls, Inc.
   1,500,000     5.80%, due 1/3/95 (COST $1,499,517)    1,499,517
                                                      -----------
               TOTAL INVESTMENTS
                (COST $48,327,916)                    $45,659,280
                                                      -----------
                                                      -----------

TOTAL RETURN ACCOUNT

  NUMBER OF                                           MARKET
   SHARES                   SECURITY                   VALUE

               COMMON STOCKS
                (41.6% OF NET ASSETS)
               AEROSPACE (3.2%)
      31,600    General Dynamics Corp.                $ 1,374,600
      20,200    General Motors Corp. Class H              704,475
      19,400    Lockheed Corp.                          1,408,925
      34,700    Loral Corp.                             1,314,262
       6,000    McDonnell Douglas Corp.                   852,000
                                                      -----------
                                                        5,654,262
                                                      -----------
               APPAREL & TEXTILES (.7%)
      30,700    Reebok International Ltd.               1,212,650
                                                      -----------
               AUTO & AUTO RELATED (.4%)
      16,000    Johnson Controls, Inc.                    784,000
                                                      -----------
               BANKING (2.2%)
      46,200    Bank of New York Co., Inc.              1,339,800
      37,200    Citicorp                                1,539,150
       7,200    Wells Fargo & Co.                       1,044,000
                                                      -----------
                                                        3,922,950
                                                      -----------
               CHEMICALS (1.6%)
      14,300    FMC Corp.                                 825,825
      21,100    Georgia Gulf Corp.                        820,262
      31,600    Grace (W.R.) & Co.                      1,220,550
                                                      -----------
                                                        2,866,637
                                                      -----------
               CONGLOMERATES (1.0%)
      23,100    AlliedSignal Inc.                         785,400
      19,300    Textron, Inc.                             972,237
                                                      -----------
                                                        1,757,637
                                                      -----------
               DRUGS & COSMETICS (.7%)
      18,600    American Home Products Corp.            1,167,150
                                                      -----------
               ELECTRIC UTILITIES (2.2%)
      42,400    American Electric Power Co., Inc.       1,393,900
      41,000    FPL Group, Inc.                         1,440,125
      50,100    Illinova Corp.                          1,089,675
                                                      -----------
                                                        3,923,700
                                                      -----------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (.6%)
      10,100    LSI Logic Corp.                           407,787
      15,350    Micron Technology Inc.                    677,319
                                                      -----------
                                                        1,085,106
                                                      -----------
               ENERGY SERVICES (.4%)
      19,200    Offshore Pipelines, Inc.                  434,400
       9,100    Tosco Corp.                               265,037
                                                      -----------
                                                          699,437
                                                      -----------
               FOOD & BEVERAGES (2.3%)
      82,923    Archer Daniels Midland Co.              1,710,277
      10,100    IBP, Inc.                                 305,525
      33,200    Ralcorp Holdings, Inc.                    738,700
      46,800    Seagram Company Ltd.                    1,380,600
                                                      -----------
                                                        4,135,102
                                                      -----------
               HEALTH SERVICES & HOSPITAL SUPPLIES
                (2.4%)
      51,900    Baxter International Inc.               1,466,175

      36,500    Charter Medical Corp.                 $   784,750
      31,500    Columbia Healthcare Corp.               1,149,750
      25,800    Foundation Health Corp.                   799,800
                                                      -----------
                                                        4,200,475
                                                      -----------
               INSURANCE (1.9%)
      30,700    American General Corp.                    867,275
      16,800    St. Paul Companies Inc.                   751,800
      39,700    TIG Holdings, Inc.                        744,375
      34,000    Travelers, Inc.                         1,105,000
                                                      -----------
                                                        3,468,450
                                                      -----------
               LEASING (.3%)
      28,200    Ryder System, Inc.                        620,400
                                                      -----------
               LEISURE RELATED (.9%)
      60,500    Mattel, Inc.                            1,520,062
                                                      -----------
               MACHINERY & EQUIPMENT (1.9%)
      26,100    Caterpillar Inc.                        1,438,763
      34,900    Mark IV Industries, Inc.                  689,275
      25,900    Parker-Hannifin Corp.                   1,178,450
                                                      -----------
                                                        3,306,488
                                                      -----------
               MISCELLANEOUS (1.3%)
      63,000    Dial Corp.                              1,338,750
      22,800    Premark International, Inc.             1,020,300
                                                      -----------
                                                        2,359,050
                                                      -----------
               OFFICE EQUIPMENT (.8%)
      15,200    Xerox Corp.                             1,504,800
                                                      -----------
               OIL & GAS (3.5%)
      20,100    Amoco Corp.                             1,188,413
      25,500    El Paso Natural Gas Co.                   777,750
      16,300    Mobil Corp.                             1,373,275
      71,600    Panhandle Eastern Corp.                 1,414,100
      11,400    Royal Dutch Petroleum Co.               1,225,500
      11,200    Ultramar Corp.                            285,600
                                                      -----------
                                                        6,264,638
                                                      -----------
               PAPER & FOREST PRODUCTS (1.8%)
       7,200    Georgia-Pacific Corp.                     514,800
      21,700    Scott Paper Co.                         1,500,013
      24,200    Willamette Industries, Inc.             1,149,500
                                                      -----------
                                                        3,164,313
                                                      -----------
               RETAIL TRADE (5.1%)
      52,900    American Stores Co.                     1,421,688
      10,200    Dayton Hudson Corp.                       721,650
      29,800    Dillard Department Stores, Inc.           797,150
      27,900    Eckerd Corp.                              833,513
      43,900    Kroger Co.                              1,059,088
      60,700    Safeway Inc.                            1,934,812
      30,600    Sears, Roebuck & Co.                    1,407,600
      50,900    Waban, Inc.                               903,475
                                                      -----------
                                                        9,078,976
                                                      -----------
               TECHNOLOGY (3.4%)
      44,100    Compaq Computer Corp.                   1,741,950
                Computer Associates International,
      32,000     Inc.                                   1,552,000
                International Business Machines
      20,800     Corp.                                  1,528,800

8 The accompanying notes are an integral part of these financial statements.

  NUMBER OF                                           MARKET
   SHARES                   SECURITY                   VALUE
      10,500    Stratus Computer, Inc.                $   399,000
      21,100    Sun Microsystems, Inc.                    749,050
                                                      -----------
                                                        5,970,800
                                                      -----------
               TELEPHONE UTILITIES (1.0%)
      44,100    Ameritech Corp.                         1,780,537
                                                      -----------
               TOBACCO (1.6%)
      44,300    American Brands, Inc.                   1,661,250
      21,700    Philip Morris Companies Inc.            1,247,750
                                                      -----------
                                                        2,909,000
                                                      -----------
               TRANSPORTATION (.4%)
      27,500    Yellow Corp.                              656,563
                                                      -----------
               TOTAL COMMON STOCKS
                (COST $70,310,068)                     74,013,183
                                                      -----------
  PRINCIPAL    CORPORATE BONDS
    AMOUNT      (24.5% OF NET ASSETS)
               AEROSPACE (.4%)
                British Aerospace Finance Inc.
 $   500,000      8.00%, 1997                             495,313
                Coltec Industries, Inc.
     250,000      9.75%, 2000                             246,250
                                                      -----------
                                                          741,563
                                                      -----------
               AUTO & AUTO RELATED (.6%)
                Burmah Castrol Capital, Ltd.
     500,000      7.00%, 1997                             484,650
                Chrysler Corp.
     500,000      13.00%, 1997                            504,720
                                                      -----------
                                                          989,370
                                                      -----------
               BANKING (2.9%)
                Banco Nacional de Comercio
                 Exterior, S.N.C.
     400,000      7.25%, 2004                             284,000
                Bank of Boston Corp.
     500,000      10.30%, 2000                            507,840
                BankAmerica Corp.
     500,000      6.00%, 1997                             474,125
                Chemical Banking Corp.
     250,000      10.125%, 2000                           267,618
                First Fidelity Bancorporation
     500,000      8.50%, 1998                             500,590
                First USA Bank of Delaware
     500,000      5.05%, 1995                             487,240
     750,000      5.35%, 1996                             703,453
                Fleet Financial Group, Inc.
     250,000      9.90%, 2001                             265,247
                Marshall & Ilsley Corp.
     500,000      6.95%, 1997                             488,100
                Mellon Financial Co.
     400,000      6.50%, 1997                             382,440
                Shawmut National Corp.
     750,000      8.875%, 1996                            754,995
                                                      -----------
                                                        5,115,648
                                                      -----------

               BUILDING MATERIALS & CONSTRUCTION
                (.1%)
                Cemex
 $   200,000      8.875%, 1998                        $   191,883
                                                      -----------
               CHEMICALS (1.5%)
                Grace (W.R.) & Co.
     750,000      7.40%, 2000                             710,475
                Lyondell Petrochemical Co.
   1,100,000      8.25%, 1997                           1,088,417
                Morton International, Inc.
     500,000      9.25%, 2020                             536,250
                PPG Industries, Inc.
     250,000      9.00%, 2021                             258,485
                                                      -----------
                                                        2,593,627
                                                      -----------
               CONGLOMERATES (.5%)
                Tenneco Credit Corp.
     500,000      9.25%, 1996                             507,340
                Tenneco, Inc.
     375,000      10.00%, 1998                            391,620
                                                      -----------
                                                          898,960
                                                      -----------
               DRUGS & COSMETICS (.6%)
                Procter & Gamble Co.
     250,000      9.36%, 2021                             269,700
                Roche Holdings Inc.
     950,000      2.75%, 2000                             730,906
                                                      -----------
                                                        1,000,606
                                                      -----------
               ELECTRIC UTILITIES (.6%)
                Hydro-Quebec
     500,000      9.375%, 2030                            516,040
                Long Island Lighting Co.
     500,000      8.75%, 1996                             501,765
                                                      -----------
                                                        1,017,805
                                                      -----------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (.5%)
                Electrolux
     500,000      7.75%, 1997                             491,250
                Westinghouse Electric Corp.
     500,000      7.75%, 1996                             495,490
                                                      -----------
                                                          986,740
                                                      -----------
               FINANCIAL SERVICES (6.3%)
                American General Finance Corp.
     500,000      7.70%, 1997                             491,335
     500,000      8.50%, 1998                             501,500
                Aristar, Inc.
     500,000      6.25%, 1996                             486,075
     250,000      8.125%, 1997                            248,308
                Associates Corp. of North America
     500,000      6.75%, 1999                             466,380
                Avco Financial Services, Inc.
     500,000      5.875%, 1997                            470,745
                Chrysler Financial Corp.
   1,500,000      5.08%, 1997                           1,410,840
                Countrywide Funding Corp.
     250,000      6.57%, 1997                             239,980

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE

 $   500,000      6.085%, 1999                        $   455,300
                Discover Credit Corp.
     500,000      8.73%, 1996                             503,915
                Fleet Mortgage Corp.
   1,000,000      6.125%, 1997                            948,570
     250,000      6.50%, 1999                             230,150
                Ford Motor Credit Co.
     500,000      8.00%, 1997                             496,930
     500,000      6.25%, 1998                             471,015
                General Motors Acceptance Corp.
   1,000,000      5.65%, 1997                             925,080
     750,000      7.75%, 1997                             740,370
                Green Tree Financial Corp.
     500,000      8.00%, 2020                             492,030
                Household Financial Corporation
                 Ltd.
     250,000      6.00%, 1998                             232,075
                Household International
                 Netherlands B.V.
     500,000      6.00%, 1999                             458,030
                ITT Financial Corp.
     250,000      8.75%, 2006                             250,250
                Norwest Financial, Inc.
     500,000      6.50%, 1997                             478,700
                Transamerica Finance Corp.
     250,000      6.80%, 1999                             235,415
                                                      -----------
                                                       11,232,993
                                                      -----------
               FOOD & BEVERAGES (.8%)
                Bass America Inc.
     250,000      6.75%, 1999                             233,360
                ConAgra, Inc.
     500,000      9.75%, 1997                             514,865
                Seagram Company Ltd.
     700,000      9.75%, 2000                             709,723
                                                      -----------
                                                        1,457,948
                                                      -----------
               INSURANCE (.4%)
                Skandia Group Insurance Co. Ltd.
     300,000      6.00%, 1998                             273,000
                SunAmerica Inc.
     450,000      9.00%, 1999                             454,284
                                                      -----------
                                                          727,284
                                                      -----------
               LEASING (.9%)
                Penske Truck Leasing Co.
     750,000      7.75%, 1999                             725,445
                PHH Corp.
     350,000      6.50%, 2000                             321,804
                U.S. Leasing International Inc.
     500,000      7.00%, 1997                             482,365
                                                      -----------
                                                        1,529,614
                                                      -----------
               MANUFACTURING (.2%)
                Black & Decker Corp.
     400,000      6.625%, 2000                            356,032
                                                     -----------
               MORTGAGE-BACKED SECURITIES (.7%)
                Fleet Mortgage Securities, Inc.
     327,524      8.25%, 2023                             326,807

                Housing Securities, Inc.
 $   400,000      7.25%, 2012                         $   390,625
                Sears Mortgage Securities Corp.
       9,956      7.645%, 2019                              9,906
                Transamerica Finance Corp.
     500,000      6.75%, 1997                             482,360
                                                      -----------
                                                        1,209,698
                                                      -----------
               OIL & GAS (3.2%)
                Arkla, Inc.
     750,000      9.875%, 1997                            757,500
                BP America, Inc.
     500,000      8.875%, 1997                            507,430
                Bridas Corp.
     270,000      12.50%, 1999                            260,550
                Coastal Corp.
     500,000      11.125%, 1998                           507,500
     500,000      8.125%, 2002                            472,850
                Norsk Hydro
     500,000      8.75%, 2001                             498,750
                Petroleos Mexicanos
     150,000      8.25%, 1998                             139,875
                Petroliam Nasional Berhad
     500,000      6.875%, 2003                            448,135
                Phillips Petroleum Co.
   1,000,000      7.53%, 1998                             981,304
                TransCanada Pipelines Ltd.
     500,000      9.875%, 2021                            553,525
                Transco Energy Co.
     500,000      11.25%, 1999                            531,875
                                                      -----------
                                                        5,659,294
                                                      -----------
               PAPER & FOREST PRODUCTS (.7%)
                Celulosa Arauco y Constitucion
                 S.A.
     500,000      7.25%, 1998                             474,375
                Georgia-Pacific Corp.
     750,000      9.85%, 1997                             770,820
                                                      -----------
                                                        1,245,195
                                                      -----------
               PRINTING & PUBLISHING (.5%)
                Reed Elsevier, Inc.
     400,000      6.625%, 2023                            312,344
                Time Warner Inc.
     700,000      7.45%, 1998                             667,191
                                                      -----------
                                                          979,535
                                                      -----------
               RETAIL TRADE (.2%)
                Sears, Roebuck & Co.
     300,000      8.39%, 1999                             298,023
                                                      -----------
               SAVINGS & LOAN (.3%)
                Golden West Financial Corp.
     500,000      10.25%, 1997                            518,390
                                                      -----------
               TELECOMMUNICATIONS (.2%)
                Tele-Communications, Inc.
     400,000      7.15%, 1998                             382,480
                                                      -----------
               TELEPHONE UTILITIES (.7%)
                GTE Corp.
     750,000      8.85%, 1998                             757,185

10 The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
                MCI Communications Corp.
 $   500,000      7.125%, 2000                        $   476,065
                                                      -----------
                                                        1,233,250
                                                      -----------
               TOBACCO (.9%)
                B.A.T Capital Corp.
     700,000      6.875%, 2003                            622,846
                Philip Morris Companies Inc.
     500,000      8.75%, 1996                             505,040
     500,000      9.25%, 2000                             508,320
                                                      -----------
                                                        1,636,206
                                                      -----------
               TRANSPORTATION (.8%)
                Federal Express Corp.
     750,000      9.75%, 1996                             765,150
     250,000      6.25%, 1998                             233,952
                Southern Pacific Transportation
                 Co.
     500,000      10.50%, 1999                            507,500
                                                      -----------
                                                        1,506,602
                                                      -----------
               TOTAL CORPORATE BONDS
                (COST $45,628,309)                     43,508,746
                                                      -----------
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (24.6% OF NET ASSETS)
                Federal Home Loan Mortgage Corp.
   1,000,000      6.00%, 2007                             798,750
                Federal National Mortgage Assn.
   1,372,522      7.50%, 2008                           1,313,750
     800,000      6.00%, 2019                             715,496
     609,333      7.00%, 2022                             428,434
                Government National Mortgage Assn.
     646,322      8.00%, 2017                             626,648
     221,975      9.00%, 2018                             224,510
     296,675      9.00%, 2019                             299,532
     309,068      9.00%, 2021                             312,597
     691,095      7.50%, 2022                             641,205
     260,295      9.00%, 2022                             262,572
   2,604,561      6.50%, 2023                           2,257,009
   1,397,296      7.50%, 2023                           1,296,425
     287,340      8.50%, 2023                             282,312
   3,769,356      6.50%, 2024                           3,266,373
   6,681,507      7.00%, 2024                           5,996,653
                U.S. Treasury Bonds
   2,450,000      7.50%, 2016                           2,325,197
  10,750,000      8.75%, 2017                          11,571,408
                U.S. Treasury Notes
   2,500,000      3.875%, 1995                          2,481,250
   2,550,000      5.125%, 1998                          2,319,710
   5,000,000      6.375%, 2002                          4,578,100
   1,000,000      0.00%, 2003                             512,290
     800,000      5.75%, 2003                             695,248
   2,600,000      0.00%, 2012                             644,618
                                                      -----------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $45,394,157)                     43,850,087
                                                      -----------
               FOREIGN GOVERNMENT BONDS
                (1.5% OF NET ASSETS)
                Fomento Economico Mexicano
 $   750,000      9.50%, 1997                         $   741,563
                Republic of Columbia
     300,000      7.125%, 1998                            286,500
     400,000      8.75%, 1999                             381,500
                United Mexican States
     250,000      6.97%, 2000                             211,308
   1,350,000      8.50%, 2002                           1,086,750
                                                      -----------
               TOTAL FOREIGN GOVERNMENT BONDS
                (COST $3,030,294)                       2,707,621
                                                      -----------
               COMMERCIAL PAPER
                (5.9% OF NET ASSETS)
                American Express Credit Corp.
   4,306,000      5.80%, due 1/4/95                     4,306,000
                Johnson Controls, Inc.
   6,180,000      5.80%, due 1/3/95                     6,178,009
                                                      -----------
               TOTAL COMMERCIAL PAPER
                (COST $10,484,009)                     10,484,009
                                                      -----------
               TOTAL INVESTMENTS
                (COST $174,846,837)                  $174,563,646
                                                      -----------
                                                      -----------

GROWTH ACCOUNT

  NUMBER OF                                           MARKET
   SHARES                   SECURITY                   VALUE
               COMMON STOCKS
                (88.8% OF NET ASSETS)
               AEROSPACE (7.4%)
      33,900    General Dynamics Corp.                $ 1,474,650
      24,400    General Motors Corp. Class H              850,950
      16,900    Lockheed Corp.                          1,227,362
      34,500    Loral Corp.                             1,306,688
       6,300    McDonnell Douglas Corp.                   894,600
                                                      -----------
                                                        5,754,250
                                                      -----------
               APPAREL & TEXTILES (1.6%)
      32,000    Reebok International Ltd.               1,264,000
                                                      -----------
               AUTO & AUTO RELATED (.8%)
      12,500    Johnson Controls, Inc.                    612,500
                                                      -----------
               BANKING (5.0%)
      48,900    Bank of New York Co., Inc.              1,418,100
      32,400    Citicorp                                1,340,550
       7,900    Wells Fargo & Co.                       1,145,500
                                                      -----------
                                                        3,904,150
                                                      -----------
               CHEMICALS (3.5%)
      14,600    FMC Corp.                                 843,150
      19,600    Georgia Gulf Corp.                        761,950
      28,700    Grace (W.R.) & Co.                      1,108,538
                                                      -----------
                                                        2,713,638
                                                      -----------
               CONGLOMERATES (2.1%)
      20,200    AlliedSignal Inc.                         686,800

  NUMBER OF                                           MARKET
   SHARES                   SECURITY                   VALUE
      19,300    Textron, Inc.                         $   972,237
                                                      -----------
                                                        1,659,037
                                                      -----------
               DRUGS & COSMETICS (1.5%)
      19,200    American Home Products Corp.            1,204,800
                                                      -----------
               ELECTRIC UTILITIES (4.8%)
      44,200    American Electric Power Co., Inc.       1,453,075
      35,600    FPL Group, Inc.                         1,250,450
      49,400    Illinova Corp.                          1,074,450
                                                      -----------
                                                        3,777,975
                                                      -----------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (1.4%)
       8,400    LSI Logic Corp.                           339,150
      16,350    Micron Technology Inc.                    721,444
                                                      -----------
                                                        1,060,594
                                                      -----------
               ENERGY SERVICES (.9%)
      17,000    Offshore Pipelines, Inc.                  384,625
      10,700    Tosco Corp.                               311,638
                                                      -----------
                                                          696,263
                                                      -----------
               FOOD & BEVERAGES (4.6%)
      63,315    Archer Daniels Midland Co.              1,305,872
      10,000    IBP, Inc.                                 302,500
      30,100    Ralcorp Holdings, Inc.                    669,725
      46,000    Seagram Company Ltd.                    1,357,000
                                                      -----------
                                                        3,635,097
                                                      -----------
               HEALTH SERVICES & HOSPITAL SUPPLIES
                (4.9%)
      48,400    Baxter International Inc.               1,367,300
      34,600    Charter Medical Corp.                     743,900
      28,500    Columbia Healthcare Corp.               1,040,250
      22,800    Foundation Health Corp.                   706,800
                                                      -----------
                                                        3,858,250
                                                      -----------
               INSURANCE (4.4%)
      32,000    American General Corp.                    904,000
      17,600    St. Paul Companies Inc.                   787,600
      36,400    TIG Holdings, Inc.                        682,500
      33,800    Travelers, Inc.                         1,098,500
                                                      -----------
                                                        3,472,600
                                                      -----------
               LEASING (.8%)
      28,700    Ryder System, Inc.                        631,400
                                                      -----------
               LEISURE RELATED (1.5%)
      47,475    Mattel, Inc.                            1,192,809
                                                      -----------
               MACHINERY & EQUIPMENT (4.1%)
      23,100    Caterpillar Inc.                        1,273,388
      37,100    Mark IV Industries, Inc.                  732,725
      27,200    Parker-Hannifin Corp.                   1,237,600
                                                      -----------
                                                        3,243,713
                                                      -----------
               MISCELLANEOUS (2.7%)
      47,600    Dial Corp.                              1,011,500

      23,700    Premark International, Inc.           $ 1,060,575
                                                      -----------
                                                        2,072,075
                                                      -----------
               OFFICE EQUIPMENT (1.8%)
      14,500    Xerox Corp.                             1,435,500
                                                      -----------
               OIL & GAS (7.4%)
      19,600    Amoco Corp.                             1,158,850
      21,500    El Paso Natural Gas Co.                   655,750
      16,700    Mobil Corp.                             1,406,975
      65,300    Panhandle Eastern Corp.                 1,289,675
      10,600    Royal Dutch Petroleum Co.               1,139,500
       5,700    Ultramar Corp.                            145,350
                                                      -----------
                                                        5,796,100
                                                      -----------
               PAPER & FOREST PRODUCTS (3.9%)
       7,400    Georgia-Pacific Corp.                     529,100
      22,300    Scott Paper Co.                         1,541,487
      21,400    Willamette Industries, Inc.             1,016,500
                                                      -----------
                                                        3,087,087
                                                      -----------
               RETAIL TRADE (9.9%)
      38,900    American Stores Co.                     1,045,437
      10,400    Dayton Hudson Corp.                       735,800
      25,700    Dillard Department Stores, Inc.           687,475
      29,400    Eckerd Corp.                              878,325
      34,200    Kroger Co.                                825,075
      39,600    Safeway Inc.                            1,262,250
      32,100    Sears, Roebuck & Co.                    1,476,600
      46,800    Waban, Inc.                               830,700
                                                      -----------
                                                        7,741,662
                                                      -----------
               TECHNOLOGY (7.6%)
      41,700    Compaq Computer Corp.                   1,647,150
                Computer Associates International,
      31,600     Inc.                                   1,532,600
                International Business Machines
      21,100     Corp.                                  1,550,850
      11,000    Stratus Computer, Inc.                    418,000
      22,200    Sun Microsystems, Inc.                    788,100
                                                      -----------
                                                        5,936,700
                                                      -----------
               TELEPHONE UTILITIES (1.7%)
      33,000    Ameritech Corp.                         1,332,375
                                                      -----------
               TOBACCO (3.7%)
      43,400    American Brands, Inc.                   1,627,500
      22,200    Philip Morris Companies Inc.            1,276,500
                                                      -----------
                                                        2,904,000
                                                      -----------
               TRANSPORTATION (.8%)
      25,800    Yellow Corp.                              615,975
                                                      -----------
               TOTAL COMMON STOCKS
                (COST $64,780,805)                     69,602,550
                                                      -----------

12 The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE

               COMMERCIAL PAPER
                (10.8% OF NET ASSETS)
                American Express Credit Corp.
 $ 1,417,000   5.83%, due 1/3/95                      $ 1,417,000
   1,370,000   5.80%, due 1/6/95                        1,370,000
                Cargill, Inc.
   1,100,000   5.55%, due 1/3/95                        1,099,661
                Ford Motor Credit Co.
   2,578,000   5.90%, due 1/4/95                        2,578,000

                GTE Florida, Inc.
 $ 2,000,000   5.90%, due 1/5/95                      $ 1,998,689
               TOTAL COMMERCIAL PAPER
                (COST $8,463,350)                       8,463,350
                                                      -----------
               TOTAL INVESTMENTS
                (COST $73,244,155)                    $78,065,900
                                                      -----------
                                                      -----------

NOTES TO SCHEDULE OF INVESTMENTS December 31, 1994



         A C C O U N T S
1. Aggregate gross unrealized appreciation
   (depreciation) as of December 31, 1994, based
   on cost for Federal income tax purposes, was
GOVERNMENT                        TOTAL
   as follows:                                        LIQUID
SECURITIES        INCOME          RETURN
       GROWTH
    Aggregate gross unrealized appreciation         $       --      $
208,554      $   63,871     $  5,869,711
   $ 6,243,951
    Aggregate gross unrealized depreciation                 --
(4,165,092)     (2,732,507)      (6,152,902)
   (1,422,206)
                                                  --------------
--------------  --------------  --------------  --------------
    Net unrealized appreciation (depreciation)      $       --
$(3,956,538)    $(2,668,636)    $
(283,191)    $ 4,821,745
                                                  --------------
--------------  --------------  --------------  --------------
                                                  --------------
--------------  --------------  --------------  --------------
2. The aggregate cost of investments for Federal
   income tax purposes was:                         $63,942,445
$63,037,182     $48,327,916
$174,846,837     $73,244,155
                                                  --------------
--------------  --------------  --------------  --------------
                                                  --------------
--------------  --------------  --------------  --------------


 STATEMENT OF NET ASSETS                                  CONNECTICUT
MUTUAL INVESTMENT
ACCOUNTS, INC.
                                                          December 31,
1994



         A C C O U N T S

GOVERNMENT                        TOTAL
                                                       LIQUID
SECURITIES        INCOME          RETURN
  GROWTH
  ASSETS
    Investments:
      Bonds, at market value
        (Cost $62,872,182, $46,828,399,
         $94,052,760)                              $         --    $
58,915,644    $ 44,159,763    $ 90,066,454    $
      --
      Common stocks, at market value
        (Cost $70,310,068, $64,780,805)                      --
    --              --      74,013,183
69,602,550
      Short-term securities                          63,942,445
165,000       1,499,517      10,484,009
  8,463,350
                                                   --------------
--------------  --------------  --------------  --------------
                                                     63,942,445
59,080,644      45,659,280     174,563,646
78,065,900
    Cash                                                  6,595
   606          24,824          23,940           6,409
    Investment income receivable                         65,908
1,187,262         865,917       1,627,488
       138,820
    Receivable from securities sold                          --
    --              --       2,849,794
1,402,989
    Receivable from Fund shares sold                     30,609
14,864          43,564         178,542
       60,677
                                                   --------------
--------------  --------------  --------------  --------------
    Total Assets                                     64,045,557
60,283,376      46,593,585     179,243,410
79,674,795
                                                   --------------
--------------  --------------  --------------  --------------

  LIABILITIES
    Accrued expenses payable                             99,687
121,037          46,621         272,160
   127,466
    Payable for securities purchased                         --
    --              --       1,067,243
1,157,491
                                                   --------------
--------------  --------------  --------------  --------------
    Total Liabilities                                    99,687
121,037          46,621       1,339,403
1,284,957
                                                   --------------
--------------  --------------  --------------  --------------
  NET ASSETS                                       $ 63,945,870    $
60,162,339    $ 46,546,964    $177,904,007
  $ 78,389,838
                                                   --------------
--------------  --------------  --------------  --------------
                                                   --------------
--------------  --------------  --------------  --------------
  OUTSTANDING SHARES                                 63,945,870
6,163,266       5,094,374
13,232,562       5,520,444
                                                   --------------
--------------  --------------  --------------  --------------
                                                   --------------
--------------  --------------  --------------  --------------
  NET ASSET VALUE PER SHARE                               $1.00
 $9.76           $9.14          $13.44
        $14.20
                                                   --------------
--------------  --------------  --------------  --------------
                                                   --------------
--------------  --------------  --------------  --------------



14 The accompanying notes are an integral part of these financial statements.

 STATEMENT OF OPERATIONS                                  CONNECTICUT
MUTUAL
INVESTMENT ACCOUNTS, INC.
                                                          For the year
ended December 31, 1994



         A C C O U N T S

GOVERNMENT                        TOTAL
                                                       LIQUID
SECURITIES        INCOME          RETURN
  GROWTH

INVESTMENT INCOME
    Income:
      Interest                                      $3,291,134
$5,611,282      $3,789,066    $  6,944,799      $
312,020
      Dividends                                              --
    --              --       1,984,611       1,499,227
                                                   --------------
--------------  --------------  --------------  -------------
    Total Income                                     3,291,134
5,611,282       3,789,066       8,929,410
1,811,247
                                                   --------------
--------------  --------------  --------------  -------------
    Expenses:
      Investment advisory fees                         385,774
460,523         304,391       1,173,401
   447,812
      Transfer agent fees                              229,500
119,000          74,500         462,500
187,000
      Registration fees                                 32,955
28,353          27,023          53,194          29,159
      Custodian fees                                    29,900
27,700          29,500          47,200          34,700
      Shareholder reports                               21,500
15,000          10,200          53,400
23,500
      Professional services                              6,200
 6,200           6,200           6,200           6,200
      Directors' fees                                    4,284
 4,284           4,284           4,284           4,284
      Other                                              5,053
 8,120              --           1,306           1,294
      Expense reimbursement from investment
       adviser                                              --
    --        (151,707)             --              --
                                                   --------------
--------------  --------------  --------------  -------------
    Total Expenses                                     715,166
669,180         304,391       1,801,485
733,949
                                                   --------------
--------------  --------------  --------------  -------------
NET INVESTMENT INCOME                                2,575,968
4,942,102       3,484,675
7,127,925       1,077,298
                                                   --------------
--------------  --------------  --------------  -------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
    Net realized gain (loss) on investments               (987)
(2,822,974)       (660,384)      2,872,138
     3,074,097
    Net unrealized depreciation on investments              --
(5,366,869)     (3,054,974)
(14,089,642)     (4,619,868)
                                                   --------------
--------------  --------------  --------------  -------------
NET REALIZED AND UNREALIZED LOSS ON INVESTMENTS           (987)
(8,189,843)
  (3,715,358)    (11,217,504)     (1,545,771)
                                                   --------------
--------------  --------------  --------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                  $ 2,574,981     $
(3,247,741)   $   (230,683)   $
(4,089,579)    $  (468,473)
                                                   --------------
--------------  --------------  --------------  -------------
                                                   --------------
--------------  --------------  --------------  -------------

 STATEMENT OF CHANGES IN NET ASSETS                       CONNECTICUT
MUTUAL
INVESTMENT ACCOUNTS, INC.
                                                          For the years
ended December 31, 1994 and 1993

            A C C O U N T S

 LIQUID                  GOVERNMENT SECURITIES

                                                                   1994
          1993            1994            1993

  INCREASE (DECREASE) IN NET ASSETS

  FROM OPERATIONS:
    Net investment income                                      $2,575,968
   $  1,624,974     $4,942,102
$4,494,963
    Net realized gain (loss) on investments                          (987)
             6     (2,822,974)
4,005,208
    Net unrealized appreciation (depreciation)                         --
             --     (5,366,869)
(1,899,883)

--------------  --------------  --------------  -------------
    Net increase (decrease) in net assets resulting from
     operations                                                 2,574,981
      1,624,980     (3,247,741)      6,600,288

--------------  --------------  --------------  -------------

  DIVIDENDS TO SHAREHOLDERS FROM:
    Net investment income                                      (2,574,981)
    (1,624,974)    (4,939,034)
(4,489,918)
    Net realized gain from investment transactions                     --
             (6)       (56,279)
(4,289,205)

--------------  --------------  --------------  -------------
                                                               (2,574,981)
    (1,624,980)    (4,995,313)     (8,779,123)

--------------  --------------  --------------  -------------

  FROM CAPITAL SHARE TRANSACTIONS:
    Net proceeds from sale of shares                           177,469,640
   195,569,442      7,468,147
13,740,760
    Net asset value of shares issued to shareholders from
     reinvestment of dividends                                   2,548,202
     1,594,210      4,527,905
7,959,413
    Cost of shares reacquired
(192,692,366)   (188,092,462)   (21,186,898)
(9,536,822)

--------------  --------------  --------------  -------------
    Increase (decrease) in net assets derived from capital
     share transactions
(12,674,524)      9,071,190     (9,190,846)
12,163,351

--------------  --------------  --------------  -------------

  NET INCREASE (DECREASE) IN NET ASSETS
(12,674,524)      9,071,190
(17,433,900)      9,984,516

  NET ASSETS -- BEGINNING OF PERIOD                             76,620,394
    67,549,204
77,596,239      67,611,723

--------------  --------------  --------------  -------------

  NET ASSETS -- END OF PERIOD                                  $63,945,870
   $76,620,394
$60,162,339     $77,596,239

--------------  --------------  --------------  -------------

--------------  --------------  --------------  -------------

  Undistributed net investment income included in net assets at end of period
--               --        $31,978        $28,910

                     --------------  -------------

                     --------------  -------------

  Undistributed net realized gain (loss) on investments
    included in net assets at end of period
--               --    $(2,853,150)       $26,103

                     --------------  -------------

                     --------------  -------------


16 The accompanying notes are an integral part of these financial statements.

                                       A C C O U N T S
            INCOME                       TOTAL RETURN
   GROWTH

     1994            1993            1994            1993            1994
          1993

$  3,484,675     $ 2,909,983    $  7,127,925    $  4,722,043     $
1,077,298    $  1,065,223
    (660,384)        144,920       2,872,138       9,934,386
3,074,097       6,017,450
  (3,054,974)        224,988     (14,089,642)      4,955,279
(4,619,868)      3,036,923
--------------  --------------  --------------  --------------
--------------  --------------
    (230,683)      3,279,891      (4,089,579)     19,611,708
(468,473)     10,119,596
--------------  --------------  --------------  --------------
--------------  --------------

  (3,473,505)     (2,919,683)     (7,098,435)     (4,729,047)
(1,076,035)     (1,070,312)
          --              --      (3,186,699)    (10,403,444)
(3,254,775)     (6,489,124)
--------------  --------------  --------------  --------------
--------------  --------------
  (3,473,505)     (2,919,683)    (10,285,134)    (15,132,491)
(4,330,810)     (7,559,436)
--------------  --------------  --------------  --------------
--------------  --------------

  11,501,443      13,802,741      52,357,416      53,648,129
20,893,600      32,723,682
   3,019,579       2,554,120      10,101,758      14,889,112
4,286,409       7,458,025
 (12,906,272)     (6,756,110)    (41,385,584)    (11,512,779)
(6,485,813)    (23,846,490)
--------------  --------------  --------------  --------------
--------------  --------------
   1,614,750       9,600,751      21,073,590      57,024,462
18,694,196      16,335,217
--------------  --------------  --------------  --------------
--------------  --------------

  (2,089,438)      9,960,959       6,698,877      61,503,679
13,894,913      18,895,377

  48,636,402      38,675,443     171,205,130     109,701,451
64,494,925      45,599,548
--------------  --------------  --------------  --------------
--------------  --------------

$ 46,546,964    $ 48,636,402    $177,904,007    $171,205,130
$78,389,838    $ 64,494,925
--------------  --------------  --------------  --------------
--------------  --------------
--------------  --------------  --------------  --------------
--------------  --------------

     $17,359          $6,189         $44,571         $15,081
$1,393            $130
--------------  --------------  --------------  --------------
--------------  --------------
--------------  --------------  --------------  --------------
--------------  --------------

 $(1,698,673)    $(1,038,289)       $532,694        $847,255
$528,131        $708,809
--------------  --------------  --------------  --------------
--------------  --------------
--------------  --------------  --------------  --------------
--------------  --------------


 NOTES TO FINANCIAL STATEMENTS           CONNECTICUT MUTUAL INVESTMENT
ACCOUNTS,
                                         INC.
                                         December 31, 1994

 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
  Connecticut Mutual Investment Accounts, Inc. (the Fund), a Maryland corporation, is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The
Fund is
  comprised of five separate Accounts: Liquid, Government Securities, Income,
  Total Return and Growth. An interest in the Fund is limited to the assets of the Account or Accounts in which shares are held by shareholders, and such shareholders are entitled to a pro rata share of all dividends and distributions arising from the net investment income and net realized capital
  gains on the investments of such Accounts.

  The following is a summary of significant accounting policies followed by the
  Fund:

  (a)VALUATION OF INVESTMENT SECURITIES - Except with respect to securities held by the Liquid Account, equity and debt securities which are traded on securities exchanges are valued at the last sales price as of the close of business on the day the securities are being valued. Lacking any sales, equity securities are valued at the last bid price and debt securities are valued at the mean between closing bid and asked prices. Securities traded in the over-the-counter market and included in the NASDAQ National
Market
     System are valued using the last sales price when available.
Otherwise,
     over-the-counter securities are valued at the mean between the bid and asked prices or yield equivalent as obtained from one or more dealers who make a market in the securities. Short-term securities are valued on an amortized cost basis, which approximates market value. Securities for which market quotations are not readily available are valued at fair value as determined in accordance with procedures established by the Board of Directors of the Fund, including the use of valuations furnished by
a
     private service retained by the custodian.

     Securities held by the Liquid Account are valued on an amortized cost basis. This basis involves valuing a security at cost and thereafter assuming a constant amortization to maturity of any discount or premium,
     regardless of the impact of fluctuating interest rates on the market value of the instrument. The amortized cost method, in the opinion of the Board of Directors, represents the fair value of the particular security.
The
     Board monitors the deviation between the Account's net asset value per share as determined by using available market quotations and its amortized cost price per share. If the deviation exceeds one half of one percent, the
     Board will consider what action, if any, should be initiated to provide fair valuation. For the year ended December 31, 1994, the deviation was less than one half of one percent.

  (b)FEDERAL INCOME TAXES - The Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal
Revenue
     Code. Under such provisions, by distributing substantially all of its taxable income to its shareholders or otherwise complying with requirements
     for regulated investment companies, the Fund will not be subject to Federal income taxes. Accordingly, no provision for Federal income taxes is required. For Federal tax reporting purposes, each Account is treated as a
     separate taxable entity.

  (c)GAINS AND LOSSES - Realized gains and losses from sales of investments are determined on the identified cost basis.

  (d)AFFILIATE HOLDINGS - Connecticut Mutual Life Insurance Company and its
     affiliates own 31,655,715 shares of the Fund as follows:

         LIQUID     GOVERNMENT SECURITIES      INCOME       TOTAL RETURN
   GROWTH
       26,109,655        1,826,721            1,894,554         206
  1,824,579


  (e)OTHER - Investment transactions are accounted for on the trade date which is the date the order to buy or sell is executed. Dividend income is recorded on the ex-dividend date and interest income is accrued on a daily
     basis. All expenses are accrued on a daily basis.

  2. INVESTMENT ADVISORY FEES
  The Fund has an Investment Advisory Agreement with G.R. Phelps & Co.,
Inc.
  (the Investment Adviser), a wholly-owned subsidiary of Connecticut
Mutual Life
  Insurance Company. The Investment Adviser, subject to review by the Board of
  Directors, is responsible for the investment management of each Account and has the responsibility for making decisions to buy, sell or hold any particular security. The Investment Adviser is obligated to perform certain
  administrative services for the Fund.

  As compensation for its services to the Liquid Account, the Investment
Adviser
  receives monthly compensation at the annual rate of 0.50% of the first
$200
  million of average daily net assets, 0.45% of the next $100 million of average
  daily net assets and 0.40% of the average daily net assets in excess of
$300
  million of the Account. As compensation for its services to the
Government
  Securities, Income, Total Return and Growth Accounts, the Investment
Adviser
  receives monthly compensation at the annual rate of 0.625% of the first
$300
  million of average daily net assets, 0.50% of the next $100 million of average
  daily net assets and 0.45% of the average daily net assets in excess of
$400
  million of each Account.

  The investment advisory fees, which also cover certain administrative and management services, amounted to $2,771,901 for all Accounts for the year ended December 31, 1994. For the year ended December 31, 1994, the
Investment
  Adviser, serving as principal underwriter for sale of shares of the Accounts, earned $2,502,163 related to sales charges deducted from proceeds for shares sold.

  Expenses incurred in the operation of the Fund are borne by the Fund.
However,
  the Investment Adviser has agreed that in any year the aggregate expenses
  (including the investment advisory fee, but excluding interest, taxes, brokerage fees, commissions and uncommon charges such as litigation costs)
  exceed 1% of the value of the average daily net assets of the Liquid
Account
  or 1.5% of the value of the average daily net assets in each of the other four
  Accounts, it will reimburse the Accounts for such excess.

  3. DISTRIBUTIONS TO SHAREHOLDERS
  Dividends from net investment income are paid monthly for the Government Securities and Income Accounts and semi-annually for the Total Return
and
  Growth Accounts. Dividends from net investment income of the Liquid
Account,
  which include any net short-term capital gains, are declared and accrued daily and paid monthly.

  4. CAPITAL STOCK
  The authorized capital stock of the Fund consists of 3,000,000,000 shares of common stock, par value $0.10 per share. The shares of stock are divided into five classes as indicated below. All shares of common stock have equal voting rights, except that only shares of a particular Account are entitled to vote on matters pertaining to that Account.

  Transactions in capital stock were as follows:

  FOR THE YEAR ENDED DECEMBER 31, 1994

GOVERNMENT                           TOTAL
                                                        LIQUID
SECURITIES         INCOME           RETURN
    GROWTH
  Shares authorized

   (in millions)                                             800
    300              300              300          300
                                                             ---
    ---              ---              ---          ---
                                                             ---
    ---              ---              ---          ---
  Shares sold                                        177,469,640
722,134        1,209,211        3,669,999
1,391,034
  Shares issued to shareholders from reinvestment
    of dividends                                       2,548,202
445,989          320,316          743,603
298,545
                                                   -------------
-------------    -------------    -------------   ----------
    Total issued                                     180,017,842
1,168,123        1,529,527        4,413,602
1,689,579
  Shares reacquired                                 (192,692,366)
(2,116,136)      (1,367,697)      (2,955,224)
  (430,233)
                                                   -------------
-------------    -------------    -------------   ----------
  Net increase (decrease)                            (12,674,524)
(948,013)         161,830        1,458,378
  1,259,346
                                                   -------------
-------------    -------------    -------------   ----------
                                                   -------------
-------------    -------------    -------------   ----------


 5. FINANCIAL HIGHLIGHTS
  Selected data for a share of capital stock outstanding throughout the period:

                                          NET REALIZED   DISTRIBUTIONS
                            RATIO OF
 RATIO OF NET
                              DIVIDENDS   & UNREALIZED     FROM NET
NET ASSET    NET ASSET
   OPERATING       INVESTMENT
    YEARS           NET       FROM NET     GAIN (LOSS)     REALIZED
VALUE AT     VALUE
AT     EXPENSES TO      INCOME TO
    ENDED       INVESTMENT   INVESTMENT        ON           GAIN ON
BEGINNING
END         AVERAGE         AVERAGE
 DECEMBER 31      INCOME       INCOME      INVESTMENTS    INVESTMENTS
OF
PERIOD    OF PERIOD     NET ASSETS      NET ASSETS
-----------------------------------------------------------------------
-----------------------------------------------
----------
LIQUID ACCOUNT
 1985           $.0729       $(.0729)     $    --        $    --
  $1.00        $1.00         1.00%          7.30%
 1986            .0588        (.0588)          --             --
   1.00         1.00         1.00           5.88
 1987            .0581        (.0581)          --             --
   1.00         1.00         1.00           5.81
 1988            .0664        (.0664)          --             --
   1.00         1.00         1.04           6.64
 1989            .0822        (.0822)          --             --
   1.00         1.00         1.06           8.22
 1990            .0731        (.0731)          --             --
   1.00         1.00         1.06           7.31
 1991            .0522        (.0522)          --             --
   1.00         1.00         1.01           5.22
 1992            .0287        (.0287)          --             --
   1.00         1.00         1.02           2.87
 1993            .0227        (.0227)          --             --
   1.00         1.00          .95           2.27
 1994            .0334        (.0334)          --             --
   1.00         1.00          .93           3.34

GOVERNMENT SECURITIES ACCOUNT
 1985(a)         .24          (.21)           .70             --
  10.00        10.73         1.50(b)        8.00(b)
 1986            .92          (.92)           .28           (.11)
  10.73        10.90         1.27           8.92
 1987            .84          (.84)          (.52)          (.21)
  10.90        10.17         1.24           8.12
 1988            .84          (.85)          (.05)          (.05)
  10.17        10.06         1.16           8.27
 1989            .84          (.84)           .52             --
  10.06        10.58         1.19           8.14
 1990            .84          (.84)           .10             --
  10.58        10.68         1.16           8.07
 1991            .85          (.85)           .68             --
  10.68        11.36         1.07           7.83
 1992            .77          (.77)          (.12)          (.05)
  11.36        11.19         1.01           6.92
 1993            .70          (.70)           .36           (.64)
  11.19        10.91          .93           6.03
 1994            .69          (.69)         (1.14)          (.01)
  10.91         9.76          .91           6.71

INCOME ACCOUNT
 1985(a)         .24          (.23)           .54             --
  10.00        10.55         1.50(b)         8.20(b)
 1986            .83          (.83)           .57           (.08)
  10.55        11.04         1.29            7.69
 1987            .76          (.76)          (.56)          (.51)
  11.04         9.97         1.27            7.32
 1988            .84          (.85)          (.19)            --
   9.97         9.77         1.24            8.43
 1989            .88          (.88)           .02             --
   9.77         9.79         1.27            8.93
 1990            .94          (.94)          (.35)            --
   9.79         9.44         1.24            9.78
 1991            .81          (.81)           .47             --
   9.44         9.91         1.12            8.44
 1992            .79          (.79)          (.16)            --
   9.91         9.75          .63            8.09
 1993            .65          (.65)           .11             --
   9.75         9.86          .63            6.56
 1994            .68          (.68)          (.72)            --
   9.86         9.14          .63            7.16

TOTAL RETURN ACCOUNT
 1985(a)         .13          (.12)           .90             --
  10.00        10.91         1.50(b)         4.46(b)
 1986            .31          (.30)           .99           (.04)
  10.91        11.87         1.26            3.22
 1987            .38          (.38)           .13          (1.09)
  11.87        10.91         1.08            3.15
 1988            .53          (.53)           .60             --
  10.91        11.51         1.11            4.61
 1989            .76          (.76)          1.81           (.63)
  11.51        12.69         1.20            5.90
 1990            .66          (.66)          (.68)          (.07)
  12.69        11.94         1.24            5.31
 1991            .54          (.54)          2.79           (.71)
  11.94        14.02         1.20            4.02
 1992            .50          (.50)           .86          (1.07)
  14.02        13.81         1.11            3.61
 1993            .48          (.48)          1.70           (.97)
  13.81        14.54         1.02            3.40
 1994            .55          (.55)          (.86)          (.24)
  14.54        13.44          .96            3.80

GROWTH ACCOUNT
 1985(a)         .11          (.11)           .94             --
  10.00        10.94         1.50(b)         3.81(b)
 1986            .24          (.24)          1.11           (.08)
  10.94        11.97         1.31            2.21
 1987            .22          (.22)          (.12)         (2.05)
  11.97         9.80         1.17            1.71
 1988            .20          (.20)          1.20             --
   9.80        11.00         1.23            1.95
 1989            .51          (.51)          3.30          (1.25)
  11.00        13.05         1.18            3.90
 1990            .34          (.34)         (1.36)          (.07)
  13.05        11.62         1.19            2.73
 1991            .25          (.25)          4.00          (1.22)
  11.62        14.40         1.19            1.74
 1992            .26          (.26)          1.44          (1.64)
  14.40        14.20         1.12            1.74
 1993            .30          (.30)          2.64          (1.70)
  14.20        15.14         1.05            1.95
 1994            .22          (.22)          (.32)          (.62)
  15.14        14.20         1.02            1.50


                                    NET ASSETS
    YEARS                             AT END         ANNUAL
    ENDED             PORTFOLIO      OF PERIOD        TOTAL
 DECEMBER 31          TURNOVER     (IN THOUSANDS)    RETURN(C)
-----------------------------------------------------------
LIQUID ACCOUNT
 1985                  n/a        $ 65,098          7.50%
 1986                  n/a          74,111          6.03
 1987                  n/a          68,908          5.97
 1988                  n/a          73,921          6.82
 1989                  n/a          87,264          8.53
 1990                  n/a          84,387          7.53
 1991                  n/a          69,932          5.31
 1992                  n/a          67,549          2.89
 1993                  n/a          76,620          2.30
 1994                  n/a          63,946          3.40

GOVERNMENT SECURITIES ACCOUNT
 1985                468.56%        12,890          9.40
 1986                111.68         22,947         11.66
 1987                207.67         24,703          3.33
 1988                175.50         35,910          7.99
 1989                 68.14         41,561         14.10
 1990                 44.19         47,524          9.44
 1991                 27.50         55,332         15.03
 1992                131.79         67,612          6.07
 1993                224.02         77,596          9.56
 1994                156.90         60,162         (4.18)

INCOME ACCOUNT
 1985                242.68(b)      11,048          7.80
 1986                164.13         14,620         13.54
 1987                231.39         15,367          2.03
 1988                150.04         16,789          6.70
 1989                 52.95         18,705          9.56
 1990                 90.20         19,809          6.33
 1991                 50.44         22,839         14.22
 1992                109.47         38,675          6.60
 1993                145.94         48,636          7.97
 1994                 62.88         46,547         (0.42)

TOTAL RETURN ACCOUNT
 1985                 49.82(b)      12,083         10.34
 1986                143.32         35,382         11.88
 1987                197.79         44,770          3.92
 1988                223.62         54,253         10.40
 1989                149.22         65,071         22.61
 1990                115.45         66,382         (0.21)
 1991                122.40         86,455         28.21
 1992                177.85        109,701          9.90
 1993                155.16        171,205         15.89
 1994                115.01        177,904         (2.11)

GROWTH ACCOUNT
 1985                 57.58(b)      11,514         10.50
 1986                163.15         19,469         12.25
 1987                214.32         19,638         (0.29)
 1988                246.14         26,285         14.32
 1989                169.75         37,323         34.86
 1990                143.95         35,202         (7.98)
 1991                148.30         40,716         36.91
 1992                141.69         45,600         11.99
 1993                 99.67         64,495         20.91
 1994                 98.46         78,390         (0.65)

     (a) For the period from September 16, 1985 (Inception) to December
31, 1985
     (b) Annualized
     (c) Annual total returns do not include the effect of sales charges

20

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To the Board of Directors of Connecticut Mutual Investment Accounts,
Inc.:

   We have audited the accompanying statement of net assets, including the schedule of investments, of Connecticut Mutual Investment Accounts,
Inc.
   (a Maryland corporation comprised of the Liquid, Government Securities, Income, Total Return and Growth Accounts) as of December 31, 1994, and
the
   related statement of operations for the year then ended, the statement of
   changes in net assets for each of the two years in the period then ended,
   and the financial highlights for each of the periods indicated in Note
5
   of Notes to Financial Statements. These financial statements and financial highlights are the responsibility of the Accounts' management. Our responsibility is to express an opinion on these financial statements
and
   financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to
   obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes
   examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994, by correspondence with the custodian bank. An audit also includes assessing
   the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Accounts comprising Connecticut Mutual Investment Accounts, Inc. as of December 31, 1994, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated in Note 5 of Notes to Financial Statements, in conformity with generally accepted accounting principles.

                                                          ARTHUR ANDERSEN
LLP
   Hartford, Connecticut
   February 15, 1995

 PERFORMANCE -- TOTAL RETURN*

SALES CHARGE ADJUSTED PERFORMANCE As of 6/30/95* -- AFTER EXPENSES


  AVERAGE ANNUALIZED

                                   30 DAY

                               CURRENT YIELD
                   ACCOUNTS                          ONE YEAR         FIVE
YEAR      SINCE INCEPTION
  AS OF 6/30/95
   LIQUID**                                              4.63%
  4.04%             6.50%             5.09%
   GOVERNMENT SECURITIES                                 7.18%
  7.73%             8.98%
5.46%
   INCOME                                                3.74%
  6.61%             7.81%             6.21%
   TOTAL RETURN                                          9.75%
 10.72%            11.78%
   GROWTH                                               16.31%
 12.89%            14.06%

Sales Charge Adjusted Performance assumes the current initial sales charge reduces portfolio performance and was paid at the beginning of each period shown. The current maximum initial sales charges are 4.00% for the Government
Securities and  Income  Accounts and  5.00%  for  the Total  Return  and
Growth
Accounts. The Liquid Account has no initial sales charge.

ACTUAL PORTFOLIO PERFORMANCE As of 6/30/95* -- AFTER EXPENSES


  AVERAGE ANNUALIZED

                                   7-DAY

                               CURRENT YIELD
                   ACCOUNTS                          ONE YEAR         FIVE
YEAR      SINCE INCEPTION
  AS OF 6/30/95
   LIQUID**                                              4.63%
  4.04%             6.50%             5.11%
   GOVERNMENT SECURITIES                                11.65%
  8.62%             9.43%
   INCOME                                                8.06%
  7.48%             8.26%
   TOTAL RETURN                                         15.53%
 11.86%            12.37%
   GROWTH                                               22.43%
 14.06%            14.66%

Actual Portfolio Performance assumes the initial sales charge is paid by a client in a prior period and is not reflected on this table.

All portfolios became effective September 16, 1985 except for the Liquid Account which was first offered to the public on March 31, 1982.

*Total Return figures include reinvestment of all dividends and capital gains.
 Performance data quoted represents past performance. The investment return and principal values of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

**There can be no assurance that the Liquid Account will be able to maintain a stable net asset value of $1.00 per share. An investment in the Liquid
Account
  is neither insured nor guaranteed by the U.S. Government.

 SCHEDULE OF INVESTMENTS              CONNECTICUT MUTUAL INVESTMENT
ACCOUNTS,
                                      INC.
                                      June 30, 1995 (Unaudited)

LIQUID ACCOUNT

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               COMMERCIAL PAPER
                (96.7% OF NET ASSETS)
                American Broadcasting Companies,
                 Inc.
 $ 1,500,000      5.62%, due 10/4/95                $  1,477,754
                American Express Credit Corp.
   2,033,000      6.10%, due 7/10/95                   2,033,000
     784,000      5.75%, due 11/30/95                    784,000
     600,000      5.70%, due 12/15/95                    600,000
                American Home Products Corp.
   1,035,000      5.97%, due 8/4/95                    1,029,164
                Banc One Corp.
   1,000,000      5.92%, due 8/9/95                      993,587
                Bank of America
   1,000,000      5.87%, due 11/10/95                    978,477
   2,000,000      5.71%, due 12/4/95                   1,950,513
                Beneficial Corp.
   1,000,000      5.94%, due 8/18/95                     992,080
                Cargill, Inc.
   2,000,000      5.67%, due 10/12/95                  1,967,555
                Corporate Asset Funding Co., Inc.
   1,150,000      6.10%, due 8/24/95                   1,139,478
                Corporate Receivables Corp.
   1,500,000      5.80%, due 8/3/95                    1,492,025
   1,000,000      5.95%, due 8/23/95                     991,240
                Dayton Hudson Corp.
     500,000      5.97%, due 7/17/95                     498,673
   2,500,000      5.80%, due 8/1/95                    2,487,514
                Electronic Data Systems Corp.
   1,200,000      5.90%, due 9/18/95                   1,184,463
                Ford Motor Credit Co.
   2,000,000      6.07%, due 7/20/95                   2,000,000
   1,300,000      5.55%, due 1/12/96                   1,260,919
                General Electric Capital Corp.
   1,160,000      5.97%, due 8/2/95                    1,153,844
   1,000,000      6.17%, due 10/11/95                    982,518
                General Electric Co.
     925,000      5.87%, due 8/22/95                     917,157
                Golden Peanut Co.
     750,000      5.95%, due 8/7/95                      745,414
                International Lease Finance Corp.
   1,000,000      6.00%, due 7/20/95                     996,833
   1,000,000      5.72%, due 10/16/95                    982,999
                Interstate Power Co.
     370,000      5.97%, due 7/17/95                     369,018
     640,000      5.93%, due 7/25/95                     637,470
                McGraw-Hill Inc.
     700,000      6.10%, due 7/28/95                     696,798
   1,300,000      5.94%, due 8/2/95                    1,293,136

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                Merrill Lynch & Co., Inc.
 $   750,000      5.93%, due 8/8/95                 $    745,305
     725,000      5.95%, due 8/14/95                     719,728
     860,000      5.95%, due 8/15/95                     853,604
     900,000      5.91%, due 8/28/95                     891,431
                Mitsubishi International Corp.
   2,800,000      5.90%, due 8/4/95                    2,784,398
                Monsanto Co.
   1,685,000      5.85%, due 8/29/95                   1,668,845
                Morgan (J.P.) & Company, Inc.
   1,700,000      5.84%, due 9/7/95                    1,681,247
                National Rural Utilities
                 Cooperative Finance Corp.
     425,000      5.93%, due 9/1/95                      420,660
   1,000,000      5.88%, due 9/6/95                      989,057
   1,100,000      5.95%, due 9/6/95                    1,087,819
     700,000      5.90%, due 9/29/95                     689,675
                Norwest Corp.
   1,300,000      6.01%, due 7/24/95                   1,295,008
   2,000,000      5.73%, due 9/25/95                   1,972,623
                NYNEX Corp.
   2,000,000      5.71%, due 9/5/95                    1,979,063
                Penney (J.C.) Funding Corp.
   1,000,000      5.94%, due 7/20/95                     996,865
   1,570,000      5.93%, due 7/21/95                   1,564,828
                PHH Corp.
   1,000,000      5.85%, due 7/12/95                     998,213
                Philip Morris Companies Inc.
   1,100,000      5.99%, due 7/31/95                   1,094,509
                Potomac Electric Power Co.
     595,000      5.97%, due 8/7/95                      591,349
                U.S. Bancorp
     900,000      6.04%, due 7/7/95                      899,094
                U S West Communications, Inc.
   1,480,000      6.07%, due 7/5/95                    1,479,002
                Wal-Mart Stores Inc.
     600,000      6.15%, due 7/3/95                      599,795
                Xerox Corp.
   1,200,000      5.90%, due 8/10/95                   1,192,133
   1,100,000      5.93%, due 8/22/95                   1,090,578
     850,000      5.94%, due 8/25/95                     842,286
                                                    ------------
               TOTAL COMMERCIAL PAPER
                (COST $61,762,744)                    61,762,744
                                                    ------------
               U.S. AGENCY SHORT-TERM OBLIGATIONS
                (3.1% OF NET ASSETS)
                Student Loan Marketing Assn.
                  5.69%, due 5/14/96 (Cost
   2,000,000     $2,000,000)                           2,000,000
                                                    ------------
               TOTAL INVESTMENTS
                (COST $63,762,744)                  $ 63,762,744
                                                    ------------
                                                    ------------

1 The accompanying notes are an integral part of these financial statements.

GOVERNMENT SECURITIES ACCOUNT                    INCOME ACCOUNT

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (98.5% OF NET ASSETS)
                Federal National Mortgage Assn.
 $ 1,174,238      7.00%, 2019                       $  1,177,537
                Government National Mortgage Assn.
      81,101     11.50%, 1998                             86,601
      45,095      9.50%, 2001                             47,251
      50,138      7.25%, 2005                             51,297
     324,599      7.50%, 2006                            328,527
     200,662      8.00%, 2006                            206,766
     524,312      8.00%, 2007                            541,022
     180,541      8.25%, 2008                            186,777
      84,503      9.00%, 2008                             89,548
     562,233      9.00%, 2009                            596,423
      10,111     13.50%, 2010                             11,425
      98,967     13.00%, 2011                            111,894
       3,439     13.50%, 2011                              3,886
      64,994     14.00%, 2011                             73,890
      43,407     15.00%, 2011                             50,135
       3,718     12.00%, 2012                              4,185
     108,607     13.50%, 2012                            121,962
     168,566     15.00%, 2012                            194,694
     107,161     11.50%, 2013                            120,053
      45,032     13.00%, 2013                             50,914
     203,024     13.50%, 2013                            229,417
      83,119     12.00%, 2014                             93,561
     284,277     12.50%, 2014                            322,475
     139,709     13.00%, 2014                            157,958
       1,414     13.50%, 2014                              1,598
     534,679      8.50%, 2016                            559,878
     445,915      6.50%, 2017                            453,023
     409,588     10.00%, 2019                            446,729
     101,689     12.50%, 2019                            114,175
   2,177,473      6.50%, 2023                          2,091,724
   1,860,980      7.00%, 2023                          1,831,316
     952,018      7.00%, 2024                            936,843
     500,000      8.00%, TBA                             511,875
                U.S. Treasury Bond
   9,650,000      9.25%, 2016                         12,373,133
                U.S. Treasury Notes
     800,000      9.25%, 1996                            814,248
   5,000,000      9.375%, 1996                         5,138,300
     500,000      8.50%, 1997                            522,185
   3,500,000      8.875%, 1997                         3,728,585
   6,750,000      9.25%, 1998                          7,381,733
   2,500,000      7.50%, 2001                          2,683,600
   2,250,000     11.75%, 2001                          2,856,442
   3,000,000      7.25%, 2004                          3,205,770
                                                    ------------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $49,799,117)                    50,509,355
                                                    ------------
               REPURCHASE AGREEMENTS*
                (.6% OF NET ASSETS)
                State Street Bank & Trust Co.
                  5.50%, due 7/3/95 (Cost
     310,000     $310,000)                               310,000
                                                    ------------
               TOTAL INVESTMENTS
                (COST $50,109,117)                  $ 50,819,355
                                                    ------------
                                                    ------------

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               CORPORATE BONDS
                (83.2% OF NET ASSETS)
               AEROSPACE (1.7%)
                British Aerospace Finance Inc.
 $   500,000      8.00%, 1997                       $    513,750
                Coltec Industries Inc.
     250,000      9.75%, 2000                            258,750
                                                    ------------
                                                         772,500
                                                    ------------
               AIRLINES (1.2%)
                Southwest Airlines Co.
     500,000      9.25%, 1998                            532,270
                                                    ------------
               AUTO & AUTO RELATED (1.9%)
                Burmah Castrol Capital, Ltd.
     500,000      7.00%, 1997                            508,525
                Ford Motor Co.
     372,474      6.27%, 2000                            370,097
                                                    ------------
                                                         878,622
                                                    ------------
               BANKING (12.8%)
                Banco Ganadero SA
     400,000      9.75%, 1999                            399,500
                Bank of Boston Corp.
     400,000     10.30%, 2000                            402,312
                Barnett Banks, Inc.
     515,000      8.50%, 1999                            543,459
                Chemical Banking Corp.
     500,000      6.625%, 1998                           501,985
                Citicorp
     500,000      9.46%, 1996                            513,500
                First Fidelity Bancorporation
     500,000      8.50%, 1998                            524,650
                First Union Corp.
     500,000      6.75%, 1998                            503,420
                First USA Bank of Delaware
     500,000      5.05%, 1995                            497,375
                Home Savings of America
     500,000     10.50%, 1997                            513,910
                Mellon Financial Co.
     500,000      6.50%, 1997                            502,175
                Security Pacific Corp.
     500,000      7.75%, 1996                            510,345
                Shawmut National Corp.
     500,000      8.875%, 1996                           508,650
                                                    ------------
                                                       5,921,281
                                                    ------------
               BROKER/DEALER (1.3%)
                Merrill Lynch & Co., Inc.
     600,000      8.25%, 1996                            619,440
                                                    ------------
               CHEMICALS (2.2%)
                FMC Corp.
     250,000      8.75%, 1999                            266,190

*Repurchase agreements are fully collateralized by U.S. Government obligations.

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                Lyondell Petrochemical Co.
 $   750,000      8.25%, 1997                       $    766,560
                                                    ------------
                                                       1,032,750
                                                    ------------
               COMPUTER BUSINESS EQUIPMENT &
                SERVICES (.8%)
                Unisys Corp.
     350,000      9.75%, 1996                            357,875
                                                    ------------
               CONGLOMERATES (.9%)
                Tenneco, Inc.
     375,000     10.00%, 1998                            409,357
                                                    ------------
               ELECTRIC UTILITIES (2.8%)
                Consumers Power Co.
     250,000      8.75%, 1998                            262,042
                Long Island Lighting Co.
     500,000      8.75%, 1996                            508,750
                Midwest Power Systems Inc.
     500,000      6.25%, 1998                            498,210
                                                    ------------
                                                       1,269,002
                                                    ------------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (2.2%)
                Electrolux
     500,000      7.75%, 1997                            511,875
                Westinghouse Electric Corp.
     500,000      7.75%, 1996                            503,065
                                                    ------------
                                                       1,014,940
                                                    ------------
               FINANCIAL SERVICES (15.8%)
                Allied Lyons
     500,000      6.50%, 1997                            501,563
                American General Finance Corp.
     500,000      8.50%, 1998                            529,015
                Aristar, Inc.
     500,000      6.25%, 1996                            499,990
                Associates Corp. of North America
     500,000      7.40%, 1999                            517,540
                Avco Financial Services, Inc.
     500,000      5.875%, 1997                           495,300
                Banque Nationale de Paris
     205,000      9.875%, 1998                           222,683
                Beneficial Corp.
     500,000      9.125%, 1998                           532,105
                Chrysler Financial Corp.
     500,000      5.08%, 1997                            491,280
                Countrywide Funding Corp.
     500,000      6.57%, 1997                            502,010
                Discover Credit Corp.
     250,000      8.73%, 1996                            256,215
                Fleet Mortgage Group, Inc.
     500,000      6.125%, 1997                           497,035
                General Motors Acceptance Corp.
     500,000      5.65%, 1997                            491,320
  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                Green Tree Financial Corp.
 $   250,000      7.70%, 2019                       $    258,905
                Household Financial Corporation
                 Ltd.
     250,000      6.00%, 1998                            246,907
                Household International
                 Netherlands B.V.
     250,000      6.00%, 1999                            245,913
                Norwest Financial, Inc.
     500,000      6.50%, 1997                            502,450
                Transamerica Finance Group, Inc.
     500,000      7.42%, 1998                            512,275
                                                    ------------
                                                       7,302,506
                                                    ------------
               FOOD & BEVERAGES (4.5%)
                ConAgra, Inc.
     500,000      9.75%, 1997                            533,695
                Grand Metropolitan Investment
                 Corp.
     500,000      8.125%, 1996                           510,105
                Nabisco Brands Inc.
     500,000      8.00%, 2000                            523,780
                Seagram Company Ltd.
     500,000      9.75%, 2000                            512,335
                                                    ------------
                                                       2,079,915
                                                    ------------
               INSURANCE (.9%)
                SunAmerica Inc.
     370,000      9.00%, 1999                            395,223
                                                    ------------
               LEASING (2.2%)
                Penske Truck Leasing Co.
     500,000      7.75%, 1999                            513,675
                U.S. Leasing International Inc.
     500,000      7.00%, 1997                            507,250
                                                    ------------
                                                       1,020,925
                                                    ------------
               LEISURE & ENTERTAINMENT (.5%)
                Blockbuster Entertainment Corp.
     250,000      6.625%, 1998                           248,398
                                                    ------------
               MACHINERY & EQUIPMENT (1.1%)
                Caterpillar Financial Services
                 Corp.
     500,000      6.85%, 1997                            505,230
                                                    ------------
               MANUFACTURING (.6%)
                First Brands Corp.
     265,000      9.125%, 1999                           274,164
                                                    ------------
               MORTGAGE-BACKED SECURITIES (5.8%)
                American Southwest Financial Corp.
   1,624,603      8.25%, 2016                          1,627,649
                GE Capital Mortgage Services, Inc.
     152,509      6.50%, 2024                            152,079
                Housing Securities, Inc.
     227,396      7.25%, 2012                            227,112

3 The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                Ryland Mortgage Securities Corp.
 $   426,648      8.339%, 2030                      $    423,182
                Salomon Brothers, Inc.
     263,007      0.00%, 2017                            187,637
     177,728     12.50%, 2017                             43,543
                                                    ------------
                                                       2,661,202
                                                    ------------
               OFFICE EQUIPMENT (.6%)
                Xerox Corp.
     270,000      9.20%, 1999                            277,104
                                                    ------------
               OIL & GAS (8.6%)
                Arkla, Inc.
     505,000      9.875%, 1997                           525,200
                BP America Inc.
     500,000      8.875%, 1997                           529,570
                Bridas Corp.
     250,000     12.50%, 1999                            225,625
                Coastal Corp.
     500,000      8.75%, 1999                            532,955
                El Paso Natural Gas Co.
     250,000      6.90%, 1997                            252,230
                Empresa Columbia de Petroleos
     250,000      7.25%, 1998                            248,125
                Florida Gas Transmission Co.
     500,000      7.75%, 1997                            513,675
                Occidental Petroleum Corp.
     500,000      6.43%, 1997                            499,055
                Phillips Petroleum Co.
     474,163      7.53%, 1998                            483,461
                Transcontinental Gas Pipe Line
                 Corp.
     150,000      9.00%, 1996                            155,065
                                                    ------------
                                                       3,964,961
                                                    ------------
               PAPER & FOREST PRODUCTS (1.9%)
                Celulosa Arauco y Constitucion SA
     350,000      7.25%, 1998                            350,875
                Georgia-Pacific Corp.
     500,000      9.85%, 1997                            529,880
                                                    ------------
                                                         880,755
                                                    ------------
               PRINTING & PUBLISHING (2.2%)
                Reed Publishing USA Inc.
     500,000      7.20%, 1997                            508,375
                Time Warner Inc.
     500,000      7.45%, 1998                            504,035
                                                    ------------
                                                       1,012,410
                                                    ------------
               RETAIL TRADE (2.7%)
                Kmart Corp.
     500,000      8.61%, 1997                            516,370
                Sears, Roebuck & Co.
     200,000      9.44%, 1996                            204,900
     500,000      8.39%, 1999                            530,580
                                                    ------------
                                                       1,251,850
                                                    ------------
  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               SAVINGS & LOAN (1.1%)
                Golden West Financial Corp.
 $   500,000      8.625%, 1998                      $    528,925
                                                    ------------
               TELECOMMUNICATIONS (1.3%)
                Tele-Communications, Inc.
     615,000      5.28%, 1996                            607,522
                                                    ------------
               TELEPHONE UTILITIES (2.3%)
                GTE Corp.
     500,000      8.85%, 1998                            527,595
                MCI Communications Corp.
     500,000      7.625%, 1996                           508,645
                                                    ------------
                                                       1,036,240
                                                    ------------
               TOBACCO (2.2%)
                B.A.T Capital Corp.
     500,000      6.66%, 2000                            488,900
                Philip Morris Companies Inc.
     500,000      8.75%, 1996                            516,130
                                                    ------------
                                                       1,005,030
                                                    ------------
               TRANSPORTATION (1.1%)
                Federal Express Corp.
     500,000      9.75%, 1996                            513,670
                                                    ------------
                TOTAL CORPORATE BONDS
                  (COST $39,041,898)                  38,374,067
                                                    ------------
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (10.7% OF NET ASSETS)
                Federal Home Loan Mortgage Corp.
     169,307      5.50%, 1997                            166,820
     505,197      5.50%, 1998                            497,777
                Federal National Mortgage Assn.
     872,111      7.50%, 2008                            886,553
     873,484      7.00%, 2009                            875,667
     816,947      8.00%, 2009                            840,173
     250,000      6.00%, 2019                            242,968
                Government National Mortgage Assn.
     397,717      7.00%, 2009                            399,578
      46,223     13.00%, 2014                             52,261
                U.S. Treasury Note
   1,000,000      5.25%, 1998                            981,090
                                                    ------------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $4,889,313)                      4,942,887
                                                    ------------
               COMMERCIAL PAPER
                (4.3% OF NET ASSETS)
                Wal-Mart Stores Inc.
                  6.15%, due 7/3/95 (COST
                 $1,984,322)                           1,984,322
   1,985,000
                                                    ------------
               TOTAL INVESTMENTS
                (COST $45,915,533)                  $ 45,301,276
                                                    ------------
                                                    ------------

TOTAL RETURN ACCOUNT

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
               COMMON STOCKS
                (38.7% OF NET ASSETS)
               AEROSPACE (4.4%)
      22,600    General Dynamics Corp.              $  1,002,875
      28,100    General Motors Corp. Class H           1,109,950
      35,371    Lockheed Martin Corp.                  2,232,794
      37,600    Loral Corp.                            1,945,800
      19,000    McDonnell Douglas Corp.                1,458,250
      26,900    Rockwell International Corp.           1,230,675
                                                    ------------
                                                       8,980,344
                                                    ------------
               AIRLINES (1.8%)
      16,100    AMR Corp.                              1,201,462
      22,300    Delta Air Lines, Inc.                  1,644,625
      25,100    Northwest Airlines Corp.                 887,912
                                                    ------------
                                                       3,733,999
                                                    ------------
               BANKING (2.1%)
      18,600    Bank of New York Co., Inc.               750,975
      26,500    Chase Manhattan Corp.                  1,245,500
      21,300    Morgan (J.P.) & Company, Inc.          1,493,663
       4,600    Wells Fargo & Co.                        829,150
                                                    ------------
                                                       4,319,288
                                                    ------------
               BUILDING MATERIALS & CONSTRUCTION
                (.1%)
      11,500    USG Corp.                                273,125
                                                    ------------
               CHEMICALS (2.0%)
      13,000    FMC Corp.                                874,250
      28,800    Grace (W.R.) & Co.                     1,767,600
      15,700    Monsanto Co.                           1,414,963
                                                    ------------
                                                       4,056,813
                                                    ------------
               CONGLOMERATES (1.0%)
      21,000    AlliedSignal Inc.                        934,500
      17,600    Textron, Inc.                          1,023,000
                                                    ------------
                                                       1,957,500
                                                    ------------
               DRUGS & COSMETICS (.4%)
       9,500    American Home Products Corp.             735,062
                                                    ------------
               ELECTRIC UTILITIES (1.8%)
      37,300    FPL Group, Inc.                        1,440,712
      45,600    Illinova Corp.                         1,157,100
      41,000    Unicom Corp.                           1,091,625
                                                    ------------
                                                       3,689,437
                                                    ------------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (.5%)
      18,500    Micron Technology Inc.                 1,015,188
                                                    ------------
               FOOD & BEVERAGES (.9%)
      60,422    Archer Daniels Midland Co.             1,125,360
      30,200    Ralcorp Holdings, Inc.                   690,825
                                                    ------------
                                                       1,816,185
                                                    ------------

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
               HEALTH SERVICES & HOSPITAL SUPPLIES
                (1.5%)
      49,100    Baxter International Inc.           $  1,786,013
      28,700    Columbia Healthcare Corp.              1,241,275
                                                    ------------
                                                       3,027,288
                                                    ------------
               INSURANCE (3.4%)
      26,500    Aetna Life & Casualty Co.              1,666,187
      35,100    American General Corp.                 1,184,625
      18,500    Lincoln National Corp.                   809,375
      15,300    St. Paul Companies Inc.                  753,525
      36,100    TIG Holdings, Inc.                       830,300
      39,200    Travelers Group                        1,715,000
                                                    ------------
                                                       6,959,012
                                                    ------------
               LEISURE RELATED (.8%)
      19,300    Grand Casinos, Inc.                      682,738
      37,675    Mattel, Inc.                             979,550
                                                    ------------
                                                       1,662,288
                                                    ------------
               MACHINERY & EQUIPMENT (1.3%)
      15,700    Caterpillar Inc.                       1,008,725
      33,390    Mark IV Industries, Inc.                 717,885
      25,650    Parker-Hannifin Corp.                    929,812
                                                    ------------
                                                       2,656,422
                                                    ------------
               MANUFACTURING (.8%)
      25,300    Black & Decker Corp.                     781,138
      18,000    Philips Electronics NV                   769,500
                                                    ------------
                                                       1,550,638
                                                    ------------
               METALS & MINING (1.1%)
      19,800    IMC Global Inc.                        1,071,675
                Potash Corporation of Saskatchewan
      19,800     Inc.                                  1,106,325
                                                    ------------
                                                       2,178,000
                                                    ------------
               MISCELLANEOUS (1.5%)
      57,300    Dial Corp.                             1,418,175
      30,500    Premark International, Inc.            1,582,188
                                                    ------------
                                                       3,000,363
                                                    ------------
               OFFICE EQUIPMENT (.6%)
      11,200    Xerox Corp.                            1,313,200
                                                    ------------
               OIL & GAS (3.4%)
      18,300    Amoco Corp.                            1,219,238
      26,400    Chevron Corp.                          1,230,900
      14,800    Mobil Corp.                            1,420,800
      71,200    Panhandle Eastern Corp.                1,735,500
      10,400    Royal Dutch Petroleum Co.              1,267,500
                                                    ------------
                                                       6,873,938
                                                    ------------
               PAPER & FOREST PRODUCTS (1.8%)
       9,500    Georgia-Pacific Corp.                    824,125
      31,200    Scott Paper Co.                        1,544,400

5 The accompanying notes are an integral part of these financial statements.

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      22,000    Willamette Industries, Inc.         $  1,221,000
                                                    ------------
                                                       3,589,525
                                                    ------------
               RETAIL TRADE (2.5%)
      45,900    American Stores Co.                    1,290,937
      18,900    Eckerd Corp.                             604,800
      49,700    Kroger Co.                             1,335,688
      30,400    Sears, Roebuck & Co.                   1,820,200
                                                    ------------
                                                       5,051,625
                                                    ------------
               TECHNOLOGY (2.0%)
       9,800    Applied Materials Inc.                   848,925
      17,100    Compaq Computer Corp.                    775,912
                Computer Associates International,
      13,200     Inc.                                    894,300
                International Business Machines
      15,900     Corp.                                 1,526,400
                                                    ------------
                                                       4,045,537
                                                    ------------
               TELEPHONE UTILITIES (1.7%)
      31,400    Ameritech Corp.                        1,381,600
      31,000    GTE Corp.                              1,057,875
      27,200    NYNEX Corp.                            1,094,800
                                                    ------------
                                                       3,534,275
                                                    ------------
               TOBACCO (1.3%)
      28,800    American Brands, Inc.                  1,144,800
      18,700    Philip Morris Companies Inc.           1,390,812
                                                    ------------
                                                       2,535,612
                                                    ------------
               TOTAL COMMON STOCKS
                (COST $64,331,079)                    78,554,664
                                                    ------------
  PRINCIPAL    CORPORATE BONDS
    AMOUNT      (20.8% OF NET ASSETS)
               AEROSPACE (.4%)
                British Aerospace Finance Inc.
 $   500,000      8.00%, 1997                            513,750
                Coltec Industries, Inc.
     250,000      9.75%, 2000                            258,750
                                                    ------------
                                                         772,500
                                                    ------------
               AUTO & AUTO RELATED (.2%)
                Burmah Castrol Capital, Ltd.
     500,000      7.00%, 1997                            508,525
                                                    ------------
               BANKING (2.5%)
                Bank of Boston Corp.
     500,000     10.30%, 2000                            502,890
                BankAmerica Corp.
     500,000      6.00%, 1997                            496,525
                Chemical Banking Corp.
     250,000     10.125%, 2000                           285,820
                First Fidelity Bancorporation
     500,000      8.50%, 1998                            524,650
  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                First USA Bank of Delaware
 $   500,000      5.05%, 1995                       $    497,375
     750,000      5.35%, 1996                            713,550
                Fleet Financial Group, Inc.
     250,000      9.90%, 2001                            285,345
                Marshall & Ilsley Corp.
     500,000      6.95%, 1997                            506,970
                Mellon Financial Co.
     400,000      6.50%, 1997                            401,740
                Shawmut National Corp.
     750,000      8.875%, 1996                           762,975
                                                    ------------
                                                       4,977,840
                                                    ------------
               CHEMICALS (1.3%)
                FMC Corp.
     500,000      8.75%, 1999                            532,380
                Lyondell Petrochemical Co.
   1,100,000      8.25%, 1997                          1,124,288
                Morton International, Inc.
     500,000      9.25%, 2020                            613,510
                PPG Industries, Inc.
     250,000      9.00%, 2021                            296,102
                                                    ------------
                                                       2,566,280
                                                    ------------
               COMPUTER BUSINESS EQUIPMENT &
                SERVICES (.4%)
                Unisys Corp.
     750,000      9.75%, 1996                            766,875
                                                    ------------
               CONGLOMERATES (.5%)
                Tenneco Credit Corp.
     500,000      9.25%, 1996                            517,255
                Tenneco, Inc.
     375,000     10.00%, 1998                            409,358
                                                    ------------
                                                         926,613
                                                    ------------
               DRUGS & COSMETICS (.5%)
                Procter & Gamble Co.
     250,000      9.36%, 2021                            304,637
                Roche Holdings Inc.
     950,000      2.75%, 2000                            808,688
                                                    ------------
                                                       1,113,325
                                                    ------------
               ELECTRIC UTILITIES (.7%)
                Hydro-Quebec
     500,000      9.375%, 2030                           595,605
                Long Island Lighting Co.
     500,000      8.75%, 1996                            508,750
                Public Service Co. of New
                 Hampshire
     250,000      8.875%, 1996                           254,353
                                                    ------------
                                                       1,358,708
                                                    ------------

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (.5%)
                Electrolux
 $   500,000      7.75%, 1997                       $    511,875
                Westinghouse Electric Corp.
     500,000      7.75%, 1996                            503,065
                                                    ------------
                                                       1,014,940
                                                    ------------
               FINANCIAL SERVICES (5.3%)
                American General Finance Corp.
     500,000      7.70%, 1997                            514,585
     500,000      8.50%, 1998                            529,015
                Aristar, Inc.
     500,000      6.25%, 1996                            499,990
     250,000      8.125%, 1997                           259,777
                Associates Corp. of North America
     500,000      6.75%, 1999                            503,895
                Avco Financial Services, Inc.
     500,000      5.875%, 1997                           495,300
                Countrywide Funding Corp.
     250,000      6.57%, 1997                            251,005
     500,000      6.085%, 1999                           491,290
                Discover Credit Corp.
     500,000      8.73%, 1996                            512,430
                Fleet Mortgage Corp.
   1,000,000      6.125%, 1997                           994,070
     250,000      6.50%, 1999                            248,640
                Ford Motor Credit Co.
     500,000      8.00%, 1997                            518,145
     500,000      6.25%, 1998                            498,710
                General Motors Acceptance Corp.
   1,000,000      5.65%, 1997                            982,640
     750,000      7.75%, 1997                            766,320
                Green Tree Financial Corp.
     500,000      8.00%, 2020                            521,560
                Household Financial Corporation
                 Ltd.
     250,000      6.00%, 1998                            246,908
                Household International
                 Netherlands B.V.
     500,000      6.00%, 1999                            491,825
                ITT Financial Corp.
     250,000      8.75%, 2006                            268,993
                Norwest Financial, Inc.
     500,000      6.50%, 1997                            502,450
                Transamerica Finance Corp.
     500,000      6.75%, 1997                            503,965
     250,000      6.80%, 1999                            252,465
                                                    ------------
                                                      10,853,978
                                                    ------------
               FOOD & BEVERAGES (1.1%)
                Bass America Inc.
     250,000      6.75%, 1999                            252,217
  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                ConAgra, Inc.
 $   500,000      9.75%, 1997                       $    533,695
                Nabisco Brands Inc.
     500,000      8.00%, 2000                            523,780
                Seagram Company Ltd.
     950,000      9.75%, 2000                            973,436
                                                    ------------
                                                       2,283,128
                                                    ------------
               INSURANCE (.2%)
                SunAmerica Inc.
     450,000      9.00%, 1999                            480,677
                                                    ------------
               LEASING (.8%)
                Penske Truck Leasing Co.
     750,000      7.75%, 1999                            770,513
                PHH Corp.
     350,000      6.50%, 2000                            348,709
                U.S. Leasing International Inc.
     500,000      7.00%, 1997                            507,250
                                                    ------------
                                                       1,626,472
                                                    ------------
               LEISURE & ENTERTAINMENT (.2%)
                Blockbuster Entertainment Corp.
     500,000      6.625%, 1998                           496,795
                                                    ------------
               MANUFACTURING (.2%)
                Black & Decker Corp.
     400,000      6.625%, 2000                           394,040
                                                    ------------
               MORTGAGE-BACKED SECURITIES (.3%)
                Fleet Mortgage Securities, Inc.
     153,076      8.25%, 2023                            153,075
                Housing Securities, Inc.
     363,833      7.25%, 2012                            363,379
                                                    ------------
                                                         516,454
                                                    ------------
               OIL & GAS (2.5%)
                Arkla, Inc.
     750,000      9.875%, 1997                           780,000
                BP America, Inc.
     500,000      8.875%, 1997                           529,570
                Bridas Corp.
     270,000     12.50%, 1999                            243,675
                Coastal Corp.
     500,000      8.125%, 2002                           526,220
                Norsk Hydro
     500,000      8.75%, 2001                            549,062
                Petroliam Nasional Berhad
     500,000      6.875%, 2003                           499,920
                Phillips Petroleum Co.
     948,326      7.53%, 1998                            966,922
                TransCanada Pipelines Ltd.
     500,000      9.875%, 2021                           628,375
                Transco Energy Co.
     250,000      9.625%, 2000                           280,565
                                                    ------------
                                                       5,004,309
                                                    ------------

7 The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               PAPER & FOREST PRODUCTS (.6%)
                Celulosa Arauco y Constitucion SA
 $   500,000      7.25%, 1998                       $    501,250
                Georgia-Pacific Corp.
     750,000      9.85%, 1997                            794,820
                                                    ------------
                                                       1,296,070
                                                    ------------
               PRINTING & PUBLISHING (.5%)
                Reed Elsevier, Inc.
     400,000      6.625%, 2023                           360,388
                Time Warner Inc.
     700,000      7.45%, 1998                            705,649
                                                    ------------
                                                       1,066,037
                                                    ------------
               RETAIL TRADE (.2%)
                Sears, Roebuck & Co.
     300,000      8.39%, 1999                            318,348
                                                    ------------
               SAVINGS & LOAN (.3%)
                Golden West Financial Corp.
     500,000     10.25%, 1997                            531,970
                                                    ------------
               TELECOMMUNICATIONS (.2%)
                Tele-Communications, Inc.
     400,000      7.15%, 1998                            404,412
                                                    ------------
               TELEPHONE UTILITIES (.6%)
                GTE Corp.
     750,000      8.85%, 1998                            791,393
                MCI Communications Corp.
     500,000      7.125%, 2000                           512,780
                                                    ------------
                                                       1,304,173
                                                    ------------
               TOBACCO (.3%)
                Philip Morris Companies Inc.
     500,000      8.75%, 1996                            516,130
                                                    ------------
               TRANSPORTATION (.5%)
                Federal Express Corp.
     750,000      9.75%, 1996                            770,505
     250,000      6.25%, 1998                            248,115
                                                    ------------
                                                       1,018,620
                                                    ------------
               TOTAL CORPORATE BONDS
                (COST $41,824,531)                    42,117,219
                                                    ------------
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (14.3% OF NET ASSETS)
                Federal Home Loan Mortgage Corp.
   1,000,000      6.00%, 2007                            927,180
                Federal National Mortgage Assn.
   1,288,885      7.50%, 2008                          1,310,229
     800,000      6.00%, 2019                            777,496
     630,973      7.00%, 2022                            547,369
                Government National Mortgage Assn.
     680,968      7.00%, 2009                            684,155
     979,208      7.50%, 2009                            997,871
     606,893      8.00%, 2017                            625,203
  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
 $   209,596      9.00%, 2018                       $    221,496
     294,868      9.00%, 2019                            310,726
     306,072      9.00%, 2021                            323,451
     258,677      9.00%, 2022                            272,588
   2,566,997      6.50%, 2023                          2,465,909
     285,601      8.50%, 2023                            296,488
   3,705,272      6.50%, 2024                          3,559,358
   4,599,878      7.00%, 2024                          4,526,556
                U.S. Treasury Bonds
     650,000      7.50%, 2016                            707,688
   8,250,000      8.75%, 2017                         10,144,943
                U.S. Treasury Note
     300,000      5.75%, 2003                            290,859
                                                    ------------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $27,188,364)                    28,989,565
                                                    ------------
               FOREIGN GOVERNMENT BONDS
                (.7% OF NET ASSETS)
                Fomento Economico Mexicano
     450,000      9.50%, 1997                            429,750
                Republic of Columbia
     300,000      7.125%, 1998                           294,750
     400,000      8.75%, 1999                            414,000
                United Mexican States
     250,000      6.97%, 2000                            180,000
                                                    ------------
               TOTAL FOREIGN GOVERNMENT BONDS
                (COST $1,387,071)                      1,318,500
                                                    ------------
               COMMERCIAL PAPER
                (25.2% OF NET ASSETS)
                Armstrong World Industries Inc.
   4,100,000      5.97%, due 7/18/95                   4,088,441
                Beneficial Corp.
   1,700,000      5.95%, due 7/17/95                   1,695,505
                Cargill, Inc.
   3,630,000      5.92%, due 7/7/95                    3,626,418
                Corporate Receivables Corp.
   2,000,000      6.00%, due 7/19/95                   1,994,000
                Dayton Hudson Corp.
   2,000,000      6.00%, due 7/21/95                   1,993,333
                Ford Motor Credit Co.
   5,065,000      5.97%, due 7/12/95                   5,065,000
   1,914,000      5.96%, due 7/17/95                   1,914,000
                GTE Florida, Inc.
   4,000,000      6.00%, due 7/20/95                   3,987,333
                Hewlett Packard Finance Co.
   3,000,000      5.95%, due 7/11/95                   2,995,042
                Merrill Lynch & Co., Inc.
   2,880,000      5.98%, due 7/6/95                    2,877,608
   4,025,000      5.97%, due 7/13/95                   4,016,990
                PACCAR Financial Corp.
   2,380,000      5.95%, due 7/5/95                    2,378,427
   3,000,000      5.97%, due 7/14/95                   2,993,533

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                PHH Corp.
 $ 1,605,000      5.97%, due 7/6/95                 $  1,603,669
                Public Service Electric and Gas
                 Co.
   3,050,000      5.97%, due 7/10/95                   3,045,448
                U.S. Central Credit Union
   2,885,000      5.98%, due 7/5/95                    2,883,083
                Xerox Corp.
   3,895,000      5.96%, due 7/13/95                   3,887,262
                                                    ------------
               TOTAL COMMERCIAL PAPER
                (COST $51,045,092)                    51,045,092
                                                    ------------
               TOTAL INVESTMENTS
                (COST $185,776,137)                 $202,025,040
                                                    ------------
                                                    ------------

GROWTH ACCOUNT

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
               COMMON STOCKS
                (90.8% OF NET ASSETS)
               AEROSPACE (10.8%)
      25,400    General Dynamics Corp.              $  1,127,125
      36,000    General Motors Corp. Class H           1,422,000
      35,371    Lockheed Martin Corp.                  2,232,794
      41,700    Loral Corp.                            2,157,975
      24,500    McDonnell Douglas Corp.                1,880,375
      38,400    Rockwell International Corp.           1,756,800
                                                    ------------
                                                      10,577,069
                                                    ------------
               AIRLINES (4.3%)
      20,400    AMR Corp.                              1,522,350
      22,500    Delta Air Lines, Inc.                  1,659,375
      30,000    Northwest Airlines Corp.               1,061,250
                                                    ------------
                                                       4,242,975
                                                    ------------
               BANKING (5.0%)
      18,600    Bank of New York Co., Inc.               750,975
      23,800    Chase Manhattan Corp.                  1,118,600
      27,100    Morgan (J.P.) & Company, Inc.          1,900,388
       6,300    Wells Fargo & Co.                      1,135,575
                                                    ------------
                                                       4,905,538
                                                    ------------
               BUILDING MATERIALS & CONSTRUCTION
                (.4%)
      14,800    USG Corp.                                351,500
                                                    ------------
               CHEMICALS (4.5%)
      14,600    FMC Corp.                                981,850
      28,700    Grace (W.R.) & Co.                     1,761,462
      18,800    Monsanto Co.                           1,694,350
                                                    ------------
                                                       4,437,662
                                                    ------------
               CONGLOMERATES (2.6%)
      24,700    AlliedSignal Inc.                      1,099,150

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      24,000    Textron, Inc.                       $  1,395,000
                                                    ------------
                                                       2,494,150
                                                    ------------
               DRUGS & COSMETICS (.8%)
       9,900    American Home Products Corp.             766,013
                                                    ------------
               ELECTRIC UTILITIES (4.1%)
      35,600    FPL Group, Inc.                        1,375,050
      49,400    Illinova Corp.                         1,253,525
      52,300    Unicom Corp.                           1,392,487
                                                    ------------
                                                       4,021,062
                                                    ------------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (1.2%)
      21,000    Micron Technology Inc.                 1,152,375
                                                    ------------
               FOOD & BEVERAGES (2.1%)
      71,115    Archer Daniels Midland Co.             1,324,517
      30,100    Ralcorp Holdings, Inc.                   688,538
                                                    ------------
                                                       2,013,055
                                                    ------------
               HEALTH SERVICES & HOSPITAL SUPPLIES
                (3.3%)
      50,700    Baxter International Inc.              1,844,212
      32,700    Columbia Healthcare Corp.              1,414,275
                                                    ------------
                                                       3,258,487
                                                    ------------
               INSURANCE (8.1%)
      24,000    Aetna Life & Casualty Co.              1,509,000
      51,300    American General Corp.                 1,731,375
      22,200    Lincoln National Corp.                   971,250
      22,700    St. Paul Companies Inc.                1,117,975
      36,400    TIG Holdings, Inc.                       837,200
      39,500    Travelers Group                        1,728,125
                                                    ------------
                                                       7,894,925
                                                    ------------
               LEISURE RELATED (1.8%)
      23,300    Grand Casinos, Inc.                      824,238
      35,968    Mattel, Inc.                             935,168
                                                    ------------
                                                       1,759,406
                                                    ------------
               MACHINERY & EQUIPMENT (3.2%)
      17,400    Caterpillar Inc.                       1,117,950
      38,955    Mark IV Industries, Inc.                 837,533
      31,100    Parker-Hannifin Corp.                  1,127,375
                                                    ------------
                                                       3,082,858
                                                    ------------
               MANUFACTURING (2.0%)
      30,000    Black & Decker Corp.                     926,250
      23,300    Philips Electronics NV                   996,075
                                                    ------------
                                                       1,922,325
                                                    ------------
               METALS & MINING (2.7%)
      24,400    IMC Global Inc.                        1,320,650
                Potash Corporation of Saskatchewan
      24,100     Inc.                                  1,346,588
                                                    ------------
                                                       2,667,238
                                                    ------------

9 The accompanying notes are an integral part of these financial statements.

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
               MISCELLANEOUS (3.1%)
      64,900    Dial Corp.                          $  1,606,275
      27,600    Premark International, Inc.            1,431,750
                                                    ------------
                                                       3,038,025
                                                    ------------
               OFFICE EQUIPMENT (1.5%)
      12,700    Xerox Corp.                            1,489,075
                                                    ------------
               OIL & GAS (7.9%)
      22,400    Amoco Corp.                            1,492,400
      32,200    Chevron Corp.                          1,501,325
      16,700    Mobil Corp.                            1,603,200
      73,100    Panhandle Eastern Corp.                1,781,812
      10,600    Royal Dutch Petroleum Co.              1,291,875
                                                    ------------
                                                       7,670,612
                                                    ------------
               PAPER & FOREST PRODUCTS (3.8%)
      10,800    Georgia-Pacific Corp.                    936,900
      28,200    Scott Paper Co.                        1,395,900
      24,600    Willamette Industries, Inc.            1,365,300
                                                    ------------
                                                       3,698,100
                                                    ------------
               RETAIL TRADE (6.1%)
      55,700    American Stores Co.                    1,566,562
      21,600    Eckerd Corp.                             691,200
      52,300    Kroger Co.                             1,405,563
      38,000    Sears, Roebuck & Co.                   2,275,250
                                                    ------------
                                                       5,938,575
                                                    ------------
               TECHNOLOGY (4.8%)
      11,700    Applied Materials Inc.                 1,013,512
      22,100    Compaq Computer Corp.                  1,002,787
                Computer Associates International,
      12,100     Inc.                                    819,775
  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
                International Business Machines
      19,700     Corp.                              $  1,891,200
                                                    ------------
                                                       4,727,274
                                                    ------------
               TELEPHONE UTILITIES (4.1%)
      33,000    Ameritech Corp.                        1,452,000
      36,900    GTE Corp.                              1,259,213
      32,700    NYNEX Corp.                            1,316,175
                                                    ------------
                                                       4,027,388
                                                    ------------
               TOBACCO (2.6%)
      28,500    American Brands, Inc.                  1,132,875
      18,800    Philip Morris Companies Inc.           1,398,250
                                                    ------------
                                                       2,531,125
                                                    ------------
               TOTAL COMMON STOCKS
                (COST $71,945,181)                    88,666,812
                                                    ------------
  PRINCIPAL    COMMERCIAL PAPER
   AMOUNT       (9.6% OF NET ASSETS)
                Armstrong World Industries Inc.
 $ 2,420,000      6.03%, due 7/11/95                   2,415,946
                CSW Credit, Inc.
   2,200,000      6.00%, due 7/6/95                    2,198,167
                International Lease Finance Corp.
   1,220,000      6.00%, due 7/5/95                    1,219,187
                Merrill Lynch & Co., Inc.
   2,000,000      6.00%, due 7/7/95                    1,998,000
                U S West Communications, Inc.
   1,540,000      5.97%, due 7/10/95                   1,537,701
                                                    ------------
               TOTAL COMMERCIAL PAPER
                (COST $9,369,001)                      9,369,001
                                                    ------------
               TOTAL INVESTMENTS
                (COST $81,314,182)                  $ 98,035,813
                                                    ------------
                                                    ------------

NOTES TO SCHEDULE OF INVESTMENTS June 30, 1995 (Unaudited)


        A C C O U N T S
1. Aggregate gross unrealized appreciation
   (depreciation) as of June 30, 1995, based on
   cost for Federal income tax purposes, was as
GOVERNMENT                       TOTAL
   follows:                                           LIQUID
SECURITIES       INCOME          RETURN
   GROWTH
    Aggregate gross unrealized appreciation         $        --    $
1,077,858    $   316,314    $ 16,947,234
  $16,779,774
    Aggregate gross unrealized depreciation                  --
(367,620)      (930,571)       (698,331)
     (58,143)
                                                    ------------
------------   ------------   -------------   ------------
    Net unrealized appreciation (depreciation)      $        --    $
710,238    $  (614,257)   $ 16,248,903
  $16,721,631
                                                    ------------
------------   ------------   -------------   ------------
                                                    ------------
------------   ------------   -------------   ------------
2. The aggregate cost of investments for Federal
   income tax purposes was:                         $63,762,744
$50,109,117    $45,915,533
$185,776,137    $81,314,182
                                                    ------------
------------   ------------   -------------   ------------
                                                    ------------
------------   ------------   -------------   ------------
3. Purchases and sales of securities (excluding
   short-term securities) for the six months ended
   June 30, 1995 are summarized as follows:
    Purchases                                       $        --
$15,982,930    $ 8,377,048    $ 42,898,643
$35,140,419
    Sales                                           $        --
$27,933,247    $10,605,131    $ 74,114,376
$29,874,172

 STATEMENT OF NET ASSETS              CONNECTICUT MUTUAL INVESTMENT
ACCOUNTS,
                                      INC.
                                      June 30, 1995 (Unaudited)


   A C C O U N T S
                                                               GOVERNMENT
                     TOTAL
                                                  LIQUID       SECURITIES
     INCOME         RETURN
GROWTH
  ASSETS
    Investments:
      Bonds, at market value
        (Cost $49,799,117, $43,931,211,
         $70,399,966)                          $        --    $50,509,355
  $43,316,954    $ 72,425,284    $        --
      Common stocks, at market value
        (Cost $64,331,079, $71,945,181)                 --             --
           --      78,554,664     88,666,812
      Short-term securities                     63,762,744        310,000
    1,984,322      51,045,092
9,369,001
                                               ------------   ------------
 ------------   -------------   ------------
                                                63,762,744     50,819,355
   45,301,276     202,025,040     98,035,813
    Cash                                             2,853          1,393
        9,863           8,746          5,339
    Investment income receivable                    80,093      1,033,935
      794,292       1,224,367
214,040
    Receivable from securities sold                     --             --
           --         588,984        636,602
    Receivable from Fund shares sold               117,807         28,911
       48,828          59,956
50,401
                                               ------------   ------------
 ------------   -------------   ------------
    Total Assets                                63,963,497     51,883,594
   46,154,259     203,907,093
98,942,195
                                               ------------   ------------
 ------------   -------------   ------------

  LIABILITIES
    Accrued expenses payable                        91,408        113,406
       45,371         334,009
167,379
    Payable for securities purchased                    --        511,720
           --         855,457      1,083,336
    Dividends payable                                8,306             --
           --              --             --
    Total Liabilities                               99,714        625,126
       45,371       1,189,466      1,250,715
                                               ------------   ------------
 ------------   -------------   ------------
  NET ASSETS                                   $63,863,783    $51,258,468
  $46,108,888    $202,717,627
 $97,691,480
                                               ------------   ------------
 ------------   -------------   ------------
                                               ------------   ------------
 ------------   -------------   ------------
  OUTSTANDING SHARES                            63,863,783      4,907,718
    4,882,627      13,611,392
    5,874,382
                                               ------------   ------------
 ------------   -------------   ------------
                                               ------------   ------------
 ------------   -------------   ------------
  NET ASSET VALUE PER SHARE                          $1.00         $10.44
        $9.44          $14.89
      $16.63
                                                     -----         ------
        -----          ------         ------
                                                     -----         ------
        -----          ------         ------
  NET ASSETS CONSIST OF:
    Capital (par value and paid-in surplus)    $63,863,783    $53,921,691
  $48,871,786
$183,199,804    $78,476,370
    Undistributed net investment income                 --         72,169
       36,057         128,739
67,221
    Accumulated undistributed net realized
     gain (loss)                                        --     (3,445,630)
  (2,184,698)      3,140,181      2,426,258
    Net unrealized appreciation
     (depreciation)                                     --        710,238
     (614,257)     16,248,903     16,721,631
                                               ------------   ------------
 ------------   -------------   ------------
  NET ASSETS                                   $63,863,783    $51,258,468
  $46,108,888    $202,717,627
 $97,691,480
                                               ------------   ------------
 ------------   -------------   ------------
                                               ------------   ------------
 ------------   -------------   ------------

11 The accompanying notes are an integral part of these financial statements.

 STATEMENT OF OPERATIONS              CONNECTICUT MUTUAL INVESTMENT
ACCOUNTS,
                                      INC.
                                      For the six months ended June 30,
1995
                                      (Unaudited)


 A C C O U N T S
                                                             GOVERNMENT
                   TOTAL
                                                 LIQUID      SECURITIES
    INCOME         RETURN
GROWTH
  INVESTMENT INCOME
    Income:
      Interest                                 $2,021,301    $2,382,456
  $1,807,409    $ 4,146,518    $   276,503
      Dividends                                        --            --
          --        945,743      1,016,400
                                               -----------   -----------
 -----------   ------------   ------------
    Total Income                                2,021,301     2,382,456
   1,807,409      5,092,261      1,292,903
                                               -----------   -----------
 -----------   ------------   ------------

    Expenses:
      Investment advisory fees                    165,853       183,692
     145,711        586,971        271,369
      Transfer agent fees                          99,800        45,100
      30,200        189,400         91,700
      Distribution fees                                --            --
          --         83,049         39,540
      Registration fees                            16,750        15,250
      14,250         21,750         18,250
      Custodian fees                               14,000        12,475
      13,500         22,450         17,900
      Shareholder reports                           5,000         5,500
       4,000         20,000         10,000
      Professional services                         7,700         6,050
       5,500         24,200         11,550
      Directors' fees                               2,100         1,900
       1,710          5,220          2,820
      Other                                           116         5,158
          --         18,954         13,291
      Expense reimbursement from investment
       adviser                                         --            --
     (69,160)            --             --
                                               -----------   -----------
 -----------   ------------   ------------
    Total Expenses                                311,319       275,125
     145,711        971,994        476,420
                                               -----------   -----------
 -----------   ------------   ------------
  NET INVESTMENT INCOME                         1,709,982     2,107,331
   1,661,698      4,120,267
      816,483
                                               -----------   -----------
 -----------   ------------   ------------
  REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS
    Net realized gain (loss) on investments             2      (592,478)
   (486,025)     2,607,488
1,898,129
    Net unrealized appreciation on
     investments                                       --     4,666,776
   2,054,379     16,532,094     11,899,886
                                               -----------   -----------
 -----------   ------------   ------------
  NET REALIZED AND UNREALIZED GAIN ON
   INVESTMENTS                                          2     4,074,298
   1,568,354     19,139,582
13,798,015
                                               -----------   -----------
 -----------   ------------   ------------
  NET INCREASE IN NET
   ASSETS RESULTING FROM OPERATIONS            $1,709,984    $6,181,629
  $3,230,052
$23,259,849    $14,614,498
                                               -----------   -----------
 -----------   ------------   ------------
                                               -----------   -----------
 -----------   ------------   ------------

   The accompanying notes are an integral part of these financial statements. 12

 STATEMENT OF CHANGES IN NET ASSETS   CONNECTICUT MUTUAL INVESTMENT
ACCOUNTS,
                                      INC.
                                      For the six months ended June 30,
1995
                                      (Unaudited)
                                      and the year ended December 31, 1994

                                                       A C C O U N T S
                                            LIQUID
GOVERNMENT SECURITIES

                                    1995            1994             1995
          1994
  INCREASE (DECREASE) IN NET
   ASSETS
  FROM OPERATIONS:
    Net investment income       $  1,709,982    $   2,575,968    $
2,107,331    $  4,942,102
    Net realized gain (loss)
     on investments                        2             (987)
(592,478)     (2,822,974)
    Net unrealized
     appreciation
     (depreciation)                       --               --
4,666,776      (5,366,869)
                                -------------   --------------
-------------   -------------
    Net increase (decrease) in
     net assets resulting from
     operations                    1,709,984        2,574,981
6,181,629      (3,247,741)
                                -------------   --------------
-------------   -------------
  DIVIDENDS TO SHAREHOLDERS
   FROM:
    Net investment income         (1,709,984)      (2,574,981)
(2,067,140)     (4,939,034)
    Net realized gain from
     investment transactions              --               --
  --         (56,279)
                                -------------   --------------
-------------   -------------
                                  (1,709,984)      (2,574,981)
(2,067,140)     (4,995,313)
                                -------------   --------------
-------------   -------------
  FROM CAPITAL SHARE
   TRANSACTIONS:
    Net proceeds from sale of
     shares                       87,303,939      177,469,640
1,630,430       7,468,147
    Net asset value of shares
     issued to shareholders
     from reinvestment of
     dividends                     1,674,793        2,548,202
1,834,042       4,527,905
    Cost of shares reacquired    (89,060,819)    (192,692,366)
(16,482,832)    (21,186,898)
                                -------------   --------------
-------------   -------------
    Increase (decrease) in net
     assets derived from
     capital share
     transactions                    (82,087)     (12,674,524)
(13,018,360)     (9,190,846)
                                -------------   --------------
-------------   -------------
  NET INCREASE (DECREASE) IN
   NET ASSETS                        (82,087)     (12,674,524)
(8,903,871)    (17,433,900)
  NET ASSETS -- BEGINNING OF
   PERIOD                         63,945,870       76,620,394
60,162,339      77,596,239
                                -------------   --------------
-------------   -------------
  NET ASSETS -- END OF PERIOD   $ 63,863,783    $  63,945,870    $
51,258,468    $ 60,162,339
                                -------------   --------------
-------------   -------------
                                -------------   --------------
-------------   -------------
  Undistributed net investment
   income included in net
   assets at end of period                --               --
$72,169         $31,978

-------------   -------------

-------------   -------------
  Undistributed net realized
   gain (loss) on investments
   included in net assets at
   end of period                          --               --
$(3,445,628)    $(2,853,150)

-------------   -------------

-------------   -------------

                                                                     A C
C O U N T S

                                           INCOME
TOTAL RETURN                      GROWTH

                                   1995            1994            1995
          1994           1995           1994
  INCREASE (DECREASE) IN NET
   ASSETS
  FROM OPERATIONS:
    Net investment income       $ 1,661,698    $  3,484,675    $
4,120,267    $  7,127,925    $   816,483
  $ 1,077,298
    Net realized gain (loss)
     on investments                (486,025)       (660,384)
2,607,488       2,872,138      1,898,129
3,074,097
    Net unrealized
     appreciation
     (depreciation)               2,054,379      (3,054,974)
16,532,094     (14,089,642)    11,899,886
 (4,619,868)
                                ------------   -------------
-------------   -------------   ------------   ------------
    Net increase (decrease) in
     net assets resulting from
     operations                   3,230,052        (230,683)
23,259,849      (4,089,579)    14,614,498
(468,473)
                                ------------   -------------
-------------   -------------   ------------   ------------
  DIVIDENDS TO SHAREHOLDERS
   FROM:
    Net investment income        (1,643,000)     (3,473,505)
(4,036,099)     (7,098,435)      (750,655)
  (1,076,035)
    Net realized gain from
     investment transactions             --              --
--      (3,186,699)            --     (3,254,775)
                                ------------   -------------
-------------   -------------   ------------   ------------
                                 (1,643,000)     (3,473,505)
(4,036,099)    (10,285,134)      (750,655)
(4,330,810)
                                ------------   -------------
-------------   -------------   ------------   ------------
  FROM CAPITAL SHARE
   TRANSACTIONS:
    Net proceeds from sale of
     shares                       3,779,052      11,501,443
14,787,890      52,357,416      9,109,416
20,893,600
    Net asset value of shares
     issued to shareholders
     from reinvestment of
     dividends                    1,405,785       3,019,579
3,941,409      10,101,758        737,664
4,286,409
    Cost of shares reacquired    (7,209,965)    (12,906,272)
(13,139,429)    (41,385,584)
(4,409,281)    (6,485,813)
                                ------------   -------------
-------------   -------------   ------------   ------------
    Increase (decrease) in net
     assets derived from
     capital share
     transactions                (2,025,128)      1,614,750
5,589,870      21,073,590      5,437,799
18,694,196
                                ------------   -------------
-------------   -------------   ------------   ------------
  NET INCREASE (DECREASE) IN
   NET ASSETS                      (438,076)     (2,089,438)
24,813,620       6,698,877     19,301,642
   13,894,913
  NET ASSETS -- BEGINNING OF
   PERIOD                        46,546,964      48,636,402
177,904,007     171,205,130     78,389,838
   64,494,925
                                ------------   -------------
-------------   -------------   ------------   ------------
  NET ASSETS -- END OF PERIOD   $46,108,888    $ 46,546,964
$202,717,627    $177,904,007
  $97,691,480    $78,389,838
                                ------------   -------------
-------------   -------------   ------------   ------------
                                ------------   -------------
-------------   -------------   ------------   ------------
  Undistributed net investment
   income included in net
   assets at end of period      $    36,057    $     17,359    $
128,739    $     44,571    $    67,221    $
   1,393
                                ------------   -------------
-------------   -------------   ------------        ------
                                ------------   -------------
-------------   -------------   ------------        ------
  Undistributed net realized
   gain (loss) on investments
   included in net assets at
   end of period                $(2,184,698)   $ (1,698,673)   $
3,140,182    $    532,694    $ 2,426,260
 $   528,131
                                ------------   -------------
-------------   -------------   ------------   ------------
                                ------------   -------------
-------------   -------------   ------------   ------------

   The accompanying notes are an integral part of these financial statements. 14

 FINANCIAL HIGHLIGHTS                 CONNECTICUT MUTUAL INVESTMENT
ACCOUNTS,
                                      INC.
                                      June 30, 1995 (Unaudited)

Selected data for a share of capital stock outstanding throughout the period:

                                      NET REALIZED  DISTRIBUTIONS
                          DIVIDENDS   & UNREALIZED    FROM NET     NET
ASSET
    YEARS        NET       FROM NET   GAIN (LOSS)     REALIZED     VALUE
AT
    ENDED     INVESTMENT  INVESTMENT       ON          GAIN ON
BEGINNING
 DECEMBER 31    INCOME      INCOME    INVESTMENTS    INVESTMENTS   OF
PERIOD

-----------------------------------------------------------------------
----
                             LIQUID ACCOUNT
  1986          $.0588     $(.0588)      $   --        $   --        $
1.00
  1987           .0581      (.0581)          --            --
1.00
  1988           .0664      (.0664)          --            --
1.00
  1989           .0822      (.0822)          --            --
1.00
  1990           .0731      (.0731)          --            --
1.00
  1991           .0522      (.0522)          --            --
1.00
  1992           .0287      (.0287)          --            --
1.00
  1993           .0227      (.0227)          --            --
1.00
  1994           .0334      (.0334)          --            --
1.00
  1995 (c)       .0256      (.0256)          --            --
1.00
              GOVERNMENT SECURITIES ACCOUNT
  1986           .92        (.92)           .28          (.11)
10.73
  1987           .84        (.84)          (.52)         (.21)
10.90
  1988           .84        (.85)          (.05)         (.05)
10.17
  1989           .84        (.84)           .52            --
10.06
  1990           .84        (.84)           .10            --
10.58
  1991           .85        (.85)           .68            --
10.68
  1992           .77        (.77)          (.12)         (.05)
11.36
  1993           .70        (.70)           .36          (.64)
11.19
  1994           .69        (.69)         (1.14)         (.01)
10.91
  1995 (c)       .37        (.36)           .67            --
9.76
                             INCOME ACCOUNT
  1986           .83        (.83)           .57          (.08)
10.55
  1987           .76        (.76)          (.56)         (.51)
11.04
  1988           .84        (.85)          (.19)           --
9.97
  1989           .88        (.88)           .02            --
9.77
  1990           .94        (.94)          (.35)           --
9.79
  1991           .81        (.81)           .47            --
9.44
  1992           .79        (.79)          (.16)           --
9.91
  1993           .65        (.65)           .11            --
9.75
  1994           .68        (.68)          (.72)           --
9.86
  1995 (c)       .33        (.33)           .30            --
9.14
                       TOTAL RETURN ACCOUNT
  1986           .31        (.30)           .99          (.04)
10.91
  1987           .38        (.38)           .13         (1.09)
11.87
  1988           .53        (.53)           .60            --
10.91
  1989           .76        (.76)          1.81          (.63)
11.51
  1990           .66        (.66)          (.68)         (.07)
12.69
  1991           .54        (.54)          2.79          (.71)
11.94
  1992           .50        (.50)           .86         (1.07)
14.02
  1993           .48        (.48)          1.70          (.97)
13.81
  1994           .55        (.55)          (.86)         (.24)
14.54
  1995 (c)       .31        (.30)          1.44            --
13.44
                             GROWTH ACCOUNT
  1986           .24        (.24)          1.11          (.08)
10.94
  1987           .22        (.22)          (.12)        (2.05)
11.97
  1988           .20        (.20)          1.20            --
9.80
  1989           .51        (.51)          3.30         (1.25)
11.00
  1990           .34        (.34)         (1.36)         (.07)
13.05
  1991           .25        (.25)          4.00         (1.22)
11.62
  1992           .26        (.26)          1.44         (1.64)
14.40
  1993           .30        (.30)          2.64         (1.70)
14.20
  1994           .22        (.22)          (.32)         (.62)
15.14
  1995 (c)       .14        (.13)          2.42            --
14.20

                         RATIO OF    RATIO OF NET
             NET ASSET   OPERATING    INVESTMENT                NET ASSETS
    YEARS    VALUE AT   EXPENSES TO   INCOME TO                   AT END
     ANNUAL
    ENDED       END       AVERAGE      AVERAGE     PORTFOLIO    OF PERIOD
     TOTAL
 DECEMBER 31 OF PERIOD  NET ASSETS    NET ASSETS   TURNOVER   (IN
THOUSANDS)
RETURN(B)
 -----------
                                   LIQUID ACCOUNT
  1986         $ 1.00     1.00%         5.88%         n/a         $74,111
      6.03%
  1987           1.00     1.00          5.81          n/a          68,908
      5.97
  1988           1.00     1.04          6.64          n/a          73,921
      6.82
  1989           1.00     1.06          8.22          n/a          87,264
      8.53
  1990           1.00     1.06          7.31          n/a          84,387
      7.53
  1991           1.00     1.01          5.22          n/a          69,932
      5.31
  1992           1.00     1.02          2.87          n/a          67,549
      2.89
  1993           1.00      .95          2.27          n/a          76,620
      2.30
  1994           1.00      .93          3.34          n/a          63,946
      3.40
  1995 (c)       1.00      .94(a)       5.16(a)       n/a          63,864
      2.58
                    GOVERNMENT SECURITIES ACCOUNT
  1986          10.90     1.27          8.92       111.68%         22,947
     11.66
  1987          10.17     1.24          8.12       207.67          24,703
      3.33
  1988          10.06     1.16          8.27       175.50          35,910
      7.99
  1989          10.58     1.19          8.14        68.14          41,561
     14.10
  1990          10.68     1.16          8.07        44.19          47,524
      9.44
  1991          11.36     1.07          7.83        27.50          55,332
     15.03
  1992          11.19     1.01          6.92       131.79          67,612
      6.07
  1993          10.91      .93          6.03       224.02          77,596
      9.56
  1994           9.76      .91          6.71       156.90          60,162
     (4.18)
  1995 (c)      10.44      .94(a)       7.17(a)     55.89(a)       51,258
     10.83
                                   INCOME ACCOUNT
  1986          11.04     1.29          7.69       164.13          14,620
     13.54
  1987           9.97     1.27          7.32       231.39          15,367
      2.03
  1988           9.77     1.24          8.43       150.04          16,789
      6.70
  1989           9.79     1.27          8.93        52.95          18,705
      9.56
  1990           9.44     1.24          9.78        90.20          19,809
      6.33
  1991           9.91     1.12          8.44        50.44          22,839
     14.22
  1992           9.75      .63          8.09       109.47          38,675
      6.60
  1993           9.86      .63          6.56       145.94          48,636
      7.97
  1994           9.14      .63          7.16        62.88          46,547
     (0.42)
  1995 (c)       9.44      .63(a)       7.13(a)     37.88(a)       46,109
      6.97
                             TOTAL RETURN ACCOUNT
  1986          11.87     1.26          3.22       143.32          35,382
     11.88
  1987          10.91     1.08          3.15       197.79          44,770
      3.92
  1988          11.51     1.11          4.61       223.62          54,253
     10.40
  1989          12.69     1.20          5.90       149.22          65,071
     22.61
  1990          11.94     1.24          5.31       115.45          66,382
     (0.21)
  1991          14.02     1.20          4.02       122.40          86,455
     28.21
  1992          13.81     1.11          3.61       177.85         109,701
      9.90
  1993          14.54     1.02          3.40       155.16         171,205
     15.89
  1994          13.44      .96          3.80       115.01         177,904
     (2.11)
  1995 (c)      14.89     1.20(a)       4.39(a)     53.78(a)      202,718
     13.04
                                   GROWTH ACCOUNT
  1986          11.97     1.31          2.21       163.15          19,469
     12.25
  1987           9.80     1.17          1.71       214.32          19,638
     (0.29)
  1988          11.00     1.23          1.95       246.14          26,285
     14.32
  1989          13.05     1.18          3.90       169.75          37,323
     34.86
  1990          11.62     1.19          2.73       143.95          35,202
     (7.98)
  1991          14.40     1.19          1.74       148.30          40,716
     36.91
  1992          14.20     1.12          1.74       141.69          45,600
     11.99
  1993          15.14     1.05          1.95        99.67          64,495
     20.91
  1994          14.20     1.02          1.50        98.46          78,390
     (0.65)
  1995 (c)      16.63     1.26(a)       1.88(a)     75.89(a)       97,691
     18.03


(a)   Annualized
(b)   Annual total returns do not include the effect of sales charges
(c)   For the six months ended June 30, 1995

 NOTES TO FINANCIAL STATEMENTS        CONNECTICUT MUTUAL INVESTMENT
ACCOUNTS,
                                      INC.
                                      June 30, 1995 (Unaudited)

 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
  Connecticut Mutual Investment Accounts, Inc. (the Fund), a Maryland corporation, is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Fund is comprised
  of thirteen distinct mutual funds, including the following five Accounts included in these financial statements: Liquid, Government Securities,
Income,
  Total Return and Growth. An interest in the Fund is limited to the assets of the Account or Accounts in which shares are held by shareholders, and such shareholders are entitled to a pro rata share of all dividends and distributions arising from the net investment income and net realized capital
  gains on the investments of such Accounts.

  The following is a summary of significant accounting policies followed by the
  Fund:

  (a)VALUATION OF INVESTMENT SECURITIES - Except with respect to securities held by the Liquid Account, equity and debt securities which are traded on securities exchanges are valued at the last sales price as of the close of business on the day the securities are being valued. Lacking any sales, equity securities are valued at the last bid price and debt securities are valued at the mean between closing bid and asked prices. Securities traded in the over-the-counter market and included in the NASDAQ National
Market
     System are valued using the last sales price when available.
Otherwise,
     over-the-counter securities are valued at the mean between the bid and asked prices or yield equivalent as obtained from one or more dealers who make a market in the securities. Short-term securities are valued on an amortized cost basis, which approximates market value. Securities for which market quotations are not readily available are valued at fair value as determined in accordance with procedures established by the Board of Directors of the Fund, including the use of valuations furnished by
a
     private service retained by the custodian.

     Securities held by the Liquid Account are valued on an amortized cost basis. This basis involves valuing a security at cost and thereafter assuming a constant amortization to maturity of any discount or premium,
     regardless of the impact of fluctuating interest rates on the market value of the instrument. The amortized cost method, in the opinion of the Board of Directors, represents the fair value of the particular security.
The
     Board monitors the deviation between the Account's net asset value per share as determined by using available market quotations and its amortized cost price per share. If the deviation exceeds one half of one percent, the
     Board will consider what action, if any, should be initiated to provide fair valuation. Throughout the second quarter of 1995, the deviation was less than one half of one percent.

  (b)FEDERAL INCOME TAXES - The Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal
Revenue
     Code. Under such provisions, by distributing substantially all of its taxable income to its shareholders or otherwise complying with requirements
     for regulated investment companies, the Fund will not be subject to Federal income taxes. Accordingly, no provision for Federal income taxes is required. For Federal tax reporting purposes, each Account is treated as a
     separate taxable entity.

  (c)GAINS AND LOSSES - Realized gains and losses from sales of investments are determined on the identified cost basis.

  (d)AFFILIATE HOLDINGS - Connecticut Mutual Life Insurance Company and its
     affiliates own 29,124,112 shares of the five Accounts of the Fund as follows:

               GOVERNMENT
 LIQUID        SECURITIES        INCOME     TOTAL RETURN     GROWTH
25,026,814        725,035       1,533,159           210     1,838,894

  (e)OTHER - Investment transactions are accounted for on the trade date which is the date the order to buy or sell is executed. Dividend income is recorded on the ex-dividend date and interest income is accrued on a daily
     basis. All expenses are accrued on a daily basis.

  2. INVESTMENT ADVISORY FEES AND OTHER AFFILIATE TRANSACTIONS
  The Fund has an Investment Advisory Agreement with G.R. Phelps & Co.,
Inc.
  (the Investment Adviser), a wholly-owned subsidiary of Connecticut
Mutual Life
  Insurance Company. The Investment Adviser, subject to review by the Board of
  Directors, is responsible for the investment management of each Account and has the responsibility for making decisions to buy, sell or hold any particular security. The Investment Adviser is obligated to perform certain
  administrative services for the Fund.

  As compensation for its services to the Liquid Account, the Investment
Adviser
  receives monthly compensation at the annual rate of 0.50% of the first
$200
  million of average daily net assets, 0.45% of the next $100 million of average
  daily net assets and 0.40% of the average daily net assets in excess of
$300
  million of the Account. As compensation for its services to the
Government
  Securities, Income, Total Return and Growth Accounts, the Investment
Adviser
  receives monthly compensation at the annual rate of 0.625% of the first
$300
  million of average daily net assets, 0.50% of the next $100 million of average
  daily net assets and 0.45% of the average daily net assets in excess of
$400
  million of each Account.

  The investment advisory fees, which also cover certain administrative and management services, amounted to $1,353,596 for all Accounts for the six months ended June 30, 1995. For the six months ended June 30, 1995, the Investment Adviser, serving as principal underwriter for sale of shares of the
  Accounts, earned $809,906 related to sales charges deducted from proceeds for shares sold.

  Expenses incurred in the operation of the Fund are borne by the Fund.
However,
  the Investment Adviser has agreed that in any year the aggregate expenses
  (including the investment advisory fee, but excluding interest, taxes, brokerage fees, commissions and uncommon charges such as litigation costs)
  exceed 1% of the value of the average daily net assets of the Liquid
Account
  or 1.5% of the value of the average daily net assets in each of the other four
  Accounts, it will reimburse the Accounts for such excess.

  Each Account has adopted a distribution plan (Plan) in accordance with the requirements of Rule 12b-1 of the Investment Company Act of 1940. Under each
  Plan, each Account may pay G. R. Phelps & Co., Inc. (the Distributor) a fee,
  not exceeding 0.25% of the Account's average daily net assets for any fiscal year, as reimbursement for its expenditures incurred in distributing and servicing shares of the Account. Effective May 1, 1995, the Total Return
and
  Growth Accounts commenced accruing fees daily and paying fees monthly to the
  Distributor at an annual rate of 0.25% of each Account's average daily net assets. For the two months ended June 30, 1995, the Distributor received $122,589 in fees from these Accounts. The Liquid, Government Securities
and
  Income Accounts accrued no fees and paid no amounts pursuant to any Plan during the six months ended June 30, 1995.

  3. DISTRIBUTIONS TO SHAREHOLDERS
  Dividends from net investment income are declared and paid monthly for the
  Government Securities and Income Accounts and semi-annually for the Total
  Return and Growth Accounts. Dividends from net investment income of the Liquid
  Account, which include any net short-term capital gains, are declared and accrued daily and paid monthly. All net realized capital gains
(excluding the
  Liquid Account), if any, are declared and paid at least annually.

  4. CAPITAL STOCK
  The authorized capital stock of the Fund at June 30, 1995 consisted of 3,000,000,000 shares of common stock, par value $0.001 per share. The shares
  of stock are divided among thirteen separate Accounts, five of which are indicated below. All shares of common stock have equal voting rights, except
  that only shares of a particular Account are entitled to vote on matters pertaining to that Account.

  Transactions in capital stock were as follows:

                                                                  FOR THE
SIX MONTHS ENDED JUNE 30, 1995

GOVERNMENT                    TOTAL
                                                       LIQUID
SECURITIES      INCOME        RETURN
GROWTH
  Shares authorized (in millions)                           600
 200          200            200         200
                                                            ---
 ---          ---            ---         ---
                                                            ---
 ---          ---            ---         ---

  Shares sold                                        87,303,939
161,212      406,488      1,034,767     595,765
  Shares issued to shareholders from reinvestment
    of dividends                                      1,674,793
181,502      151,184        265,449      44,738
                                                    ------------
-----------   ----------   ------------   ---------
    Total issued                                     88,978,732
342,714      557,672      1,300,216     640,503
  Shares reacquired                                 (89,060,819)
(1,598,262)    (769,419)      (921,386)
(286,565)
                                                    ------------
-----------   ----------   ------------   ---------

  Net increase (decrease)                               (82,087)
(1,255,548)    (211,747)       378,830
353,938
                                                    ------------
-----------   ----------   ------------   ---------
                                                    ------------
-----------   ----------   ------------   ---------

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
                  -------------------------------------------
                         BOARD OF DIRECTORS AND OFFICERS

DIRECTORS

RICHARD H. AYERS
Chairman and Chief Executive Officer
The Stanley Works

DAVID E. A. CARSON
President, Chairman and
 Chief Executive Officer
People's Bank

RICHARD W. GREENE
Executive Vice President and Treasurer
University of Rochester

BEVERLY L. HAMILTON
President
ARCO Investment Management Company

DAVID E. SAMS, JR.
President and Chief Executive Officer
Connecticut Mutual Life Insurance Company

OFFICERS

LINDA M. NAPOLI, Treasurer and Controller
Treasurer, Mutual Funds
Connecticut Mutual Life Insurance Company

LOUIS A. LACCAVOLE, CPA, General Auditor
Vice President and General Auditor
Connecticut Mutual Life Insurance Company

ANN F. LOMELI, Secretary
Corporate Secretary and Counsel
Connecticut Mutual Life Insurance Company

AUDITORS

ARTHUR ANDERSEN LLP
Hartford, CT

This report has been prepared for shareholders of the Account and may be distributed to prospective investors in the Account when preceded or accompanied by a current prospectus.

                               CONNECTICUT MUTUAL
                            INVESTMENT ACCOUNTS, INC.

                              FINANCIAL STATEMENTS
                                 AUGUST 31, 1995


                       LIFESPAN DIVERSIFIED INCOME ACCOUNT
                            LIFESPAN BALANCED ACCOUNT
                      LIFESPAN CAPITAL APPRECIATION ACCOUNT

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN DIVERSIFIED INCOME ACCOUNT
SCHEDULE OF INVESTMENTS
August 31, 1995 (Unaudited)



Market
             Security                      Shares         Cost
Value
             --------                      ------         ----
-----
COMMON STOCKS(21.6% OF NET ASSETS)

Aerospace(1.4%)
  General Dynamics Corp.                    2,800       $129,201
$147,350
  Lockheed Martin Corp.                     1,700         98,156
103,488
  Rockwell International Corp.              1,700         74,268
76,075
                                                        --------
--------
                                                         301,625
326,913
                                                        --------
--------

Banking(2.1%)
  Ahmanson (H.F.) & Co.                     1,200         29,335
28,500
  Bank of Boston Corp.                      2,600        108,730
114,400
  Chase Manhattan Corp.                     1,900         87,120
109,250
  Morgan (J.P.) & Company, Inc.             1,500        104,395
109,313
  Wells Fargo & Co.                           600         99,425
111,825
                                                        --------
--------
                                                         429,005
473,288
                                                        --------
--------

Business Equipment & Services(.4%)
  New England Business Service, Inc         4,700         85,371
91,650
                                                        --------
--------

Chemicals(1.5%)
  Goodrich (B.F.) Company                   1,500         89,602
89,250
  Grace (W.R.) & Co.                        1,900        101,831
126,588
  Monsanto Co.                              1,200         99,756
113,850
                                                        --------
--------
                                                         291,189
329,688
                                                        --------
--------

Conglomerates(.6%)
  Hanson PLC                                7,400        136,608
126,725
                                                        --------
--------

Drugs & Cosmetics(1.0%)
  American Home Products Corp.              1,400        107,962
107,800
  Bristol-Myers Squibb Co.                  1,700        116,766
116,662
                                                        --------
--------
                                                         224,728
224,462
                                                        --------
--------

Electric Utilities(3.1%)
  Entergy Corp.                             4,600        113,597
110,400
  FPL Group, Inc.                           3,400        125,722
132,175
  Illinova Corp.                            3,400         78,795
85,425
  Kansas City Power & Light Co.             5,000        115,330
111,875
  Unicom Corp.                              4,800        126,960
135,000
  Western Resources, Inc.                   3,900        119,438
117,975
                                                        --------
--------
                                                         679,842
692,850
                                                        --------
--------

Health Services & Hospital Supplies(.8%)
  Baxter International Inc.                 4,400        151,866
171,600
                                                        --------
--------

Insurance(2.2%)
  Aetna Life & Casualty Co.                 2,200        131,735
150,150
  Allstate Corp.                            1,668         49,310
56,504
  American General Corp.                    1,800         59,386
63,450
  Hartford Steam Boiler Inspection          2,500        113,247
115,937
    & Insurance
  St. Paul Companies Inc.                   2,000         96,820
108,500
                                                        --------
--------
                                                         450,498
494,541
                                                        --------
--------

Iron & Steel(2.0%)
  British Steel PLC                         4,100        118,861
114,800
  Carpenter Technology Corp.                1,600         96,714
122,000
  UNR Industries Inc.                      25,000        154,380
196,875
                                                        --------
--------
                                                         369,955
433,675
                                                        --------
--------

Office Equipment(.2%)
  Xerox Corp.                                 400         49,441
48,300
                                                        --------
--------

Oil & Gas(2.9%)
  Amoco Corp.                               1,300         86,736
82,875
  Chevron Corp.                             2,400        116,352
116,100
  Mobil Corp.                               1,200        116,813
114,300
  Panhandle Eastern Corp.                   6,200        149,110
155,000
  Royal Dutch Petroleum Co.                   600         74,987
71,550
  Ultramar Corp.                            4,300        114,126
101,587
                                                        --------
--------
                                                         658,124
641,412
                                                        --------
--------
Real Estate(1.4%)
  Camden Property Trust                     4,800        102,142
105,000
  Health & Retirement Property Trust        6,300         95,388
96,862
  Meditrust Corp.                           3,100         96,289
101,912
                                                        --------
--------
                                                         293,819
303,774
                                                        --------
--------
Retail Trade(.3%)
  Sears, Roebuck & Co.                      1,800         49,165
58,275
                                                        --------
--------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN DIVERSIFIED INCOME ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


Market
             Security                      Shares         Cost
Value
             --------                      ------         ----
-----
Telephone Utilities(1.7%)
  Ameritech Corp.                           3,100       $140,077
$158,875
  GTE Corp.                                 2,800         95,721
102,550
  NYNEX Corp.                               2,500        101,943
112,500
                                                       ---------
---------
                                                         337,741
373,925
                                                       ---------
---------

Total Common Stocks                                    4,508,977
4,791,078
                                                       ---------
---------

CONVERTIBLE PREFERRED STOCKS(1.5% OF NET ASSETS)

Building Materials & Construction(.5%)
  Case Corp.                                1,200        115,000
115,800
                                                       ---------
---------

Computer Business Equipment & Services(.5%)
  Storage Technology Corp.                  1,600        103,967
99,000
                                                       ---------
---------

Energy Services(.5%)
  J. Ray McDermott, SA                      2,300        142,485
113,850
                                                       ---------
---------

Total Preferred Stocks                                   361,452
328,650
                                                       ---------
---------


                                        Principal
CORPORATE BONDS(21.3% OF NET ASSETS        Amount
                                        ---------
Apparel & Textiles(.2%)
  U.S. Leather, Inc.
    10.25%, 2003                          $50,000         43,858
43,250
                                                       ---------
---------

Auto & Auto Related(.2%)
  Venture Holdings
     9.75%, 2004                           50,000         43,503
43,750
                                                       ---------
---------

Banking(2.7%)
  BankAmerica Corp.
     6.00%, 1997                          300,000        299,570
298,218
  First USA Bank of Delaware
     5.35%, 1996                          150,000        148,472
142,944
  Shawmut National Corp.
     8.875%, 1996                         150,000        153,152
152,075
                                                       ---------
---------
                                                         601,194
593,237
                                                       ---------
---------
Chemicals(1.6%)
  Building Materials Corp. of America
     0.00%, 2004                          100,000         63,568
62,000
  Crain Industries, Inc.
    13.50%, 2005                           50,000         50,000
50,250
  G-I Holdings
     0.00%, 1998                           50,000         36,216
35,750
  Harris Chemical North America, Inc.
     0.00%, 2001                           50,000         47,781
44,500
  LaRoche Industries, Inc.
    13.00%, 2004                           75,000         77,250
78,750
  Sherritt, Inc.
    10.50%, 2014                           75,000         74,812
76,500
                                                       ---------
---------
                                                         349,627
347,750
                                                       ---------
---------
Computer Business Equipment & Services(.6%)
  Unisys Corp.
     9.75%, 1996                          125,000        128,438
127,188
                                                       ---------
---------

Drugs & Cosmetics(1.5%)
  Revlon Consumer Products Corp.
     9.375%, 2001                          50,000         48,348
49,125
  Revlon Worldwide Corp.
     0.00%, 1998                           50,000         35,456
35,375
  Roche Holdings Inc.
     2.75%, 2000                          300,000        258,027
256,313
                                                       ---------
---------
                                                         341,831
340,813
                                                       ---------
---------
Financial Services(1.9%)
  Chrysler Financial Corp.
     6.65%, 1997                          120,000        120,829
120,678
  General Motors Acceptance Corp.
     5.65%, 1997                          300,000        296,180
295,248
                                                       ---------
---------
                                                         417,009
415,926
                                                       ---------
---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN DIVERSIFIED INCOME ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                        Principal
Market
             Security                      Amount           Cost
 Value
             --------                   ---------           ----
------
Health Services & Hospital Supplies(.6%)
  Genesis Health Venture, Inc.
     9.75%, 2005                          $75,000        $74,815
$77,437
  Integrated Health Services, Inc.
     9.625%, 2002                          50,000         50,000
51,125
                                                         -------
-------
                                                         124,815
128,562
                                                         -------
-------
Iron & Steel(.4%)
  Geneva Steel Co.
     9.50%, 2004                           25,000         21,298
18,750
  Republic Engineered Steels, Inc.
     9.875%, 2001                          25,000         23,580
23,250
  Wierton Steel Corp.
    10.75%, 2005                           50,000         49,260
46,500
                                                         -------
-------
                                                          94,138
88,500
                                                         -------
-------
Leasing(.2%)
  GPA Delaware, Inc.
     8.75%, 1998                           50,000         41,563
44,500
                                                         -------
-------

Leisure & Entertainment(3.0%)
  Adelphia Communications Corp.
    12.50%, 2002                           25,000         24,879
25,375
  Australis Media Ltd.
     0.00%, 2003                           75,000         39,304
43,125
  Bally Park Place Funding
     9.25%, 2004                           50,000         46,502
47,125
  Bell Cablemedia PLC
     0.00%, 2004                           75,000         50,466
48,563
  Comcast Corp.
     9.375%, 2005                          50,000         49,763
50,375
  Greate Bay Property Funding
    10.875%, 2004                          25,000         21,500
21,750
  GNF Corp.
    10.625%, 2003                          50,000         41,068
43,250
  Helicon Group Ltd.
     9.00%, 2003                          100,000         91,923
92,250
  Kloster Cruise Ltd.
    13.00%, 2003                           25,000         21,694
17,750
  New World Communications Corp.
    0.00%, 1999                            75,000         50,030
49,125
  Santa Fe Hotel
    11.00%, 2000                           50,000         49,278
44,500
  Selmer Company, Inc.
    11.00%, 2015                           50,000         50,000
48,000
  Sinclair Broadcast Group, Inc.
    10.00%, 2005                           50,000         50,000
50,375
  Trump Plaza Funding
    10.875%, 2001                          50,000         43,562
46,000
  Trump Taj Mahal
     0.00%, 1999                           50,000         38,437
42,250
                                                         -------
-------
                                                         668,406
669,813
                                                         -------
-------
Machinery & Equipment(.2%)
  Specialty Equipment Companies, Inc.
    11.375%, 2003                          50,000         50,489
52,500
                                                         -------
-------

Manufacturing(1.7%)
  American Standard, Inc.
     10.50%, 2005                          50,000         39,416
38,625
  Day International Group, Inc.
    11.125%, 2005                          50,000         50,000
52,625
  Huntsman Corp.
    10.625%, 2001                          75,000         79,594
79,500
  Interlake Corp.
    12.125%, 2002                          50,000         50,970
49,500
  International Wire Group, Inc.
    11.75%, 2005                           50,000         50,000
50,125
  Jordan Industries, Inc.
    10.375%, 2003                          25,000         23,780
23,187
  Plantronics, Inc.
    10.00%, 2001                           75,000         75,937
75,937
                                                         -------
-------
                                                         369,697
369,499
                                                         -------
-------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN DIVERSIFIED INCOME ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                        Principal
Market
             Security                      Amount           Cost
 Value
             --------                   ---------           ----
------
Oil & Gas(.4%)
  Maxus Energy Corp.
     9.875%, 2002                         $50,000        $47,083
$48,375
  Mesa Capital CP
     0.00%, 1998                           50,000         48,920
45,750
                                                         -------
-------
                                                          96,003
94,125
                                                         -------
-------
Paper & Forest Products(1.7%)
  Crown Packaging Holdings Ltd.
     0.00%, 2003                          100,000         51,386
47,500
  Doman Industries Ltd.
     8.75%, 2004                           50,000         48,000
47,875
  Gaylord Container Corp.
     0.00%, 2005                           50,000         50,605
49,750
  Grupo Industrial Durango
    12.00%, 2001                           25,000         18,875
22,155
  Indah Kiat Pulp & Paper Corp.
    11.875%, 2002                          50,000         51,000
51,000
  Malette, Inc.
    12.25%, 2004                           50,000         54,125
55,500
  Stone Container Corp.
     9.875%, 2001                         100,000         99,879
99,125
                                                         -------
-------
                                                         373,870
372,905
                                                         -------
-------
Printing & Publishing(.1%)
  Marvel III Holdings Inc.
     9.125%, 1998                          25,000         23,027
22,875
                                                         -------
-------

Retail Trade(2.0%)
  Cole National Corp.
    11.25%, 2001                           50,000         48,550
49,500
  Dairy Mart Convenience Stores, Inc.
    10.25%, 2004                           50,000         41,775
42,750
  Duane Reade Corp.
    12.00%, 2002                           50,000         45,180
44,125
  Farm Fresh, Inc.
    12.25%, 2000                           50,000         48,680
47,500
  Hills Stores Co.
    10.25%, 2003                           50,000         49,450
46,000
  Pathmark Stores, Inc.
     0.00%, 2003                          100,000         61,379
65,750
  Penn Traffic Co.
     9.625%, 2005                          50,000         47,914
41,125
  Ralph's Grocery Co.
    11.00%, 2005                           50,000         50,000
47,000
  Waban, Inc.
    11.00%, 2004                           50,000         51,712
51,000
                                                         -------
-------
                                                         444,640
434,750
                                                         -------
-------
Technology(.3%)
  Monarch Acquisition
    12.50%, 2003                           75,000         75,000
76,500
                                                         -------
-------

Telecommunications(.9%)
  Centennial Cellular Corp.
    10.125%, 2005                          50,000         49,816
49,500
  Intermedia Communications of
    Florida, Inc.
    13.50%, 2005                           50,000         50,000
52,375
  MFS Communications Company, Inc.
     0.00%, 2004                           75,000         53,792
55,875
  Nextel Communications, Inc.
     0.00%, 2004                          100,000         55,337
48,500
                                                         -------
-------
                                                         208,945
206,250
                                                         -------
-------
Telephone Utilities(.2%)
  Peoples Telephone Company, Inc.
    12.25%, 2002                           50,000         50,000
51,000
                                                         -------
-------

Transportation(.7%)
  Federal Express Corp.
     6.25%, 1998                          150,000        149,593
148,839
                                                         -------
-------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN DIVERSIFIED INCOME ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                        Principal
Market
             Security                      Amount           Cost
 Value
             --------                   ---------           ----
------
Wholesale Trade(.2%)
  Falcon Holdings PLC
    11.00%, 2003                          $50,000        $48,553
$46,500
                                                     -----------
-----------

Total Corporate Bonds                                  4,744,199
4,719,032
                                                     -----------
-----------

U.S. GOVERNMENT & AGENCY LONG-TERM OBLIGATIONS(49.8% OF NET ASSETS)

U.S. Treasury Bond
   8.125%, 2019                         1,320,000      1,414,050
1,526,250
U.S. Treasury Notes
   7.375%, 1997                         2,950,000      2,995,863
3,037,586
   5.125%, 1998                         4,500,000      4,333,370
4,413,292
   7.75%, 1999                            270,000        284,133
286,959
   7.25%, 2004                          1,670,000      1,701,809
1,772,020
                                                     -----------
-----------


Total U.S. Government & Agency
  Long-Term Obligations                               10,729,225
11,036,107
                                                     -----------
-----------


FOREIGN GOVERNMENT BONDS(1.4% of NET ASSETS)

Province of Ontario
   8.25%, 1996                            300,000        305,337
303,702
                                                     -----------
-----------


REPURCHASE AGREEMENTS(3.1% OF NET ASSETS)

State Street Bank & Trust Co.
   5.00%, due 9/1/95                      688,000        688,000
688,000
                                                     -----------
-----------

TOTAL INVESTMENTS                                    $21,337,190
$21,866,569
                                                     -----------
-----------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS
August 31, 1995 (Unaudited)


Market
             Security                      Shares           Cost
 Value
             --------                      ------           ----
------
COMMON STOCKS(41.7% OF NET ASSETS)

Aerospace(2.2%)
  General Dynamics Corp.                    4,300       $198,415
$226,288
  General Motors Corp. Class H              1,500         60,215
59,813
  Lockheed Martin Corp.                     3,200        184,765
194,800
  Loral Corp.                               2,200        103,235
120,450
  McDonnell Douglas Corp.                   1,300         80,959
104,325
  Rockwell International Corp.              2,900        126,692
129,775
                                                       ---------
---------
                                                         754,281
835,451
                                                       ---------
---------
Airlines(.6%)
  AMR Corp.                                 1,100         74,676
77,550
  Delta Air Lines, Inc.                     1,300         85,166
96,688
  Northwest Airlines Corp.                  1,700         50,400
61,413
                                                       ---------
---------
                                                         210,242
235,651
                                                       ---------
---------
Apparel & Textiles(.6%)
  Nautica Enterprises, Inc.                 1,900         57,439
60,087
  St. John Knits, Inc.                      1,000         36,485
44,250
  Tommy Hilfiger Corp.                      3,500         85,434
117,250
                                                       ---------
---------
                                                         179,358
221,587
                                                       ---------
---------
Auto & Auto Related(.2%)
 Discount Auto Parts, Inc.                  2,800         74,088
91,350
                                                       ---------
---------

Banking(2.1%)
  Ahmanson (H.F.) & Co.                     2,300         56,226
54,625
  Bank of Boston Corp.                      3,300        137,892
145,200
  Chase Manhattan Corp.                     3,400        152,769
195,500
  Morgan (J.P.) & Company, Inc.             3,100        215,831
225,913
  Wells Fargo & Co.                           900        149,138
167,738
                                                       ---------
---------
                                                         711,856
788,976
                                                       ---------
---------
Building Materials & Construction(.2%)
  Case Corp.                                1,900         64,875
71,725
  USG Corp.                                 2,200         54,398
59,675
                                                       ---------
---------
                                                         119,273
131,400
                                                       ---------
---------
Business Equipment & Services(.5%)
  Medic Computer Systems, Inc.              1,700         71,963
74,800
  New England Business Service, Inc.        4,700         85,371
91,650
                                                       ---------
---------
                                                         157,334
166,450
                                                       ---------
---------
Chemicals(1.7%)
  FMC Corp.                                   700         43,210
53,900
  Goodrich (B.F.) Company                   2,400        143,355
142,800
  Grace (W.R.) & Co.                        3,600        192,942
239,850
  Monsanto Co.                              2,200        182,886
208,725
                                                       ---------
---------
                                                         562,393
645,275
                                                       ---------
---------
Commercial Services(.7%)
  Alternative Resources Corp.               1,300         31,915
38,675
  Cambridge Technology Partners, Inc.       2,200         73,691
86,350
  Corrections Corporation of America        2,000         70,141
90,000
  Sylvan Learning Systems, Inc.             1,600         47,141
45,600
                                                       ---------
---------
                                                         222,888
260,625
                                                       ---------
---------
Computer Business Equipment & Services(3.0%)
  Acxiom Corporation                        4,000         96,169
107,500
  ALANTEC Corp.                             1,600         59,300
64,000
  Avid Technology, Inc.                     1,000         38,109
39,750
  Cognex Corp.                              2,300         74,613
114,712
  Davidson and Associates, Inc.             1,400         66,881
72,100
  Epic Design Technology, Inc.                400         17,238
17,250
  Global Village Communication              3,600         61,276
56,250
  Hyperion Software Corp.                   1,700         65,248
79,050
  Inso Corp.                                  500         34,787
31,312
  McAfee Associates, Inc.                   2,200         68,856
96,525
  National Data Corp.                       2,400         49,399
61,800
  Optical Data Systems, Inc.                1,900         44,200
62,225
  Seagate Technology, Inc.                    800         39,206
35,400
  Sierra Semiconductor Corp.                  800         37,828
39,500
  Storage Technology Corp.                  2,000         54,934
54,750
  StorMedia, Inc.                           1,100         47,016
45,650
  Wonderware Corp.                          2,400         85,001
82,800
  Zebra Technologies Corp.                  1,400         82,279
81,550
                                                       ---------
---------
                                                       1,022,340
1,142,124
                                                       ---------
---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS
August 31, 1995 (Unaudited)


Market
             Security                      Shares           Cost
 Value
             --------                      ------           ----
------
Conglomerates(.9%)
  AlliedSignal Inc.                         1,100        $43,261
$48,813
  Hanson PLC                                7,400        136,608
126,725
  Jardine Matheson Holdings Ltd.            3,800         30,419
27,360
  Textron, Inc.                             1,700         99,168
116,450
                                                       ---------
---------
                                                         309,456
319,348
                                                       ---------
---------
Drugs & Cosmetics(1.0%)
  American Home Products Corp.              2,000        154,232
154,000
  Bristol-Myers Squibb Co.                  1,600        109,898
109,800
  Watson Pharmaceuticals, Inc.              2,862         93,319
118,415
                                                       ---------
---------
                                                         357,449
382,215
                                                       ---------
---------
Electrical & Electronic Equipment(2.9%)
  Allen Group, Inc.                         2,100         67,457
68,513
  Cidco, Inc.                               1,200         38,607
42,000
  Credence Systems Corp.                      950         23,267
33,487
  GaSonics International                    2,200         56,469
76,450
  Integrated Silicon Solution, Inc.         1,900         73,974
94,525
  Kemet Corp.                               1,900         82,519
108,300
  Mattson Technology, Inc.                  1,100         54,951
56,375
  Micron Technology Inc.                    1,100         45,879
84,563
  Philips Electronics NV                    1,400         61,750
63,000
  S3, Inc.                                  2,000         55,741
78,500
  Sanmina Corp.                             1,400         65,629
63,700
  Silicon Valley Group, Inc.                2,000         65,894
86,000
  Tyco International Ltd.                   1,000         57,218
59,125
  Ultratech Stepper, Inc.                   3,000         97,807
118,500
  Vicor Corp.                               1,200         47,842
56,400
                                                       ---------
---------
                                                         895,004
1,089,438
                                                       ---------
---------
Electric Utilities(2.6%)
  Entergy Corp.                             7,800        192,176
187,200
  FPL Group, Inc.                           5,400        199,676
209,925
  Illinova Corp.                            5,200        120,510
130,650
  Kansas City Power & Light Co.             5,000        115,330
111,875
  Unicom Corp.                              7,600        201,507
213,750
  Western Resources, Inc.                   3,900        119,438
117,975
                                                       ---------
---------
                                                         948,637
971,375
                                                       ---------
---------
Environmental Control(.3%)
  United Waste Systems, Inc.                3,100        105,866
120,125
                                                       ---------
---------

Food & Beverages(.8%)
  Apple South Inc.                          2,300         50,663
56,350
  Boston Chicken, Inc.                      2,900         61,564
69,600
  Dole Food Co., Inc.                         800         26,959
26,200
  Landry's Seafood Restaurants, Inc.        2,700         51,408
47,587
  Papa John's International, Inc.           1,600         55,658
64,000
  Ralcorp Holdings, Inc.                    2,100         48,067
47,513
                                                       ---------
---------
                                                         294,319
311,250
                                                       ---------
---------
Health Services & Hospital Supplies(2.4%)
  Baxter International Inc.                 7,200        248,508
280,800
  Columbia Healthcare Corp.                 1,800         76,352
84,600
  Community Health Systems, Inc.            2,200         76,111
84,700
  Express Scripts, Inc.                     1,200         39,366
44,400
  Gulf South Medical Supply, Inc.           2,000         44,266
56,500
  Idexx Laboritories, Inc.                  2,500         71,719
84,687
  Omnicare, Inc.                            3,000         96,768
99,750
  PhyCor, Inc.                              1,800         66,282
75,150
  Physician Sales & Service, Inc.           1,400         61,084
63,700
  TheraTx, Inc.                             2,400         35,211
31,800
                                                       ---------
---------
                                                         815,667
906,087
                                                       ---------
---------
Insurance(2.9%)
  Aetna Life & Casualty Co.                 3,500        205,621
238,875
  Allstate Corp.                            4,214        126,671
142,749
  American General Corp.                    2,800         92,378
98,700
  Compdent Corp.                            1,900         45,009
51,775
  Hartford Steam Boiler Inspection
    & Insurance                             2,400        108,718
111,300
  Healthsource, Inc.                        1,900         73,124
76,000
  St. Paul Companies Inc.                   3,200        154,912
173,600
  TIG Holdings, Inc.                        2,300         52,233
58,937
  Travelers Group                           2,800        115,920
134,400
                                                       ---------
---------
                                                         974,586
1,086,336
                                                       ---------
---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


Market
             Security                      Shares           Cost
 Value
             --------                      ------           ----
------
Iron & Steel(1.3%)
  British Steel  PLC                        5,600       $163,105
$156,800
  Carpenter Technology Corp.                1,600         96,714
122,000
  UNR Industries Inc.                      25,000        156,250
196,875
                                                       ---------
---------
                                                         416,069
475,675
                                                       ---------
---------
Leisure & Entertainment(.7%)
  Clear Channel Communications, Inc         1,300         73,041
97,012
  Mattel, Inc.                              1,900         45,258
55,100
  Regal Cinemas, Inc.                       2,400         67,892
81,600
  Station Casinos, Inc.                     2,000         33,444
38,750
                                                       ---------
---------
                                                         219,635
272,462
                                                       ---------
---------
Machinery & Equipment(.8%)
  AGCO Corp.                                1,400         72,856
68,075
  Electroglas, Inc.                         1,400         77,951
105,700
  Mark IV Industries, Inc.                  2,200         40,066
48,950
  Parker-Hannifin Corp.                     1,800         62,635
71,325
                                                       ---------
---------
                                                         253,508
294,050
                                                       ---------
---------
Manufacturing(1.0%)
  Black & Decker Corp.                      1,700         50,910
55,037
  FSI International, Inc.                   2,900         65,975
102,225
  Helix Technology Corp.                    1,400         51,473
71,269
  Integrated Process Equipment Corp.        1,700         78,510
61,412
  Lydall, Inc.                              3,700         71,194
88,337
                                                       ---------
---------
                                                         318,062
378,280
                                                       ---------
---------
Metals & Mining(.4%)
  IMC Global Inc.                           1,300         66,118
82,225
  Potash Corporation of Saskatchewan Inc.   1,400         74,244
79,625
                                                       ---------
---------
                                                         140,362
161,850
                                                       ---------
---------
Miscellaneous(.2%)
  Premark International, Inc.               1,700         82,154
89,038
                                                       ---------
---------

Office Equipment(.4%)
  Xerox Corp.                               1,100        135,962
132,825
                                                       ---------
---------

Oil & Gas(3.0%)
  Amoco Corp.                               2,100        140,112
133,875
  Chevron Corp.                             4,200        203,766
203,175
  Mobil Corp.                               2,100        204,422
200,025
  Panhandle Eastern Corp.                  10,500        253,051
262,500
  Repsol SA (ADR)                           2,000         66,370
63,250
  Royal Dutch Petroleum Co.                 1,100        137,477
131,175
  Ultramar Corp.                            4,300        114,126
101,587
  YPF Sociedad Anonima (ADR)                1,500         30,165
26,438
                                                       ---------
---------
                                                       1,149,489
1,122,025
                                                       ---------
---------
Paper & Forest Products(.6%)
  Georgia-Pacific Corp.                       600         47,968
54,000
  Scott Paper Co.                           1,600         71,570
74,200
  Willamette Industries, Inc.               1,200         61,175
82,500
                                                       ---------
---------
                                                         180,713
210,700
                                                       ---------
---------
Printing & Publishing(.2%)
  Gartner Group, Inc.                       2,300         65,262
65,262
                                                       ---------
---------

Real Estate(.8%)
  Camden Property Trust                     4,800        102,142
105,000
  Health & Retirement Property Trust        6,300         95,388
96,862
  Meditrust Corp.                           3,100         96,289
101,912
                                                       ---------
---------
                                                         293,819
303,774
                                                       ---------
---------
Retail Trade(2.4%)
  American Stores Co.                       3,100         80,984
91,063
  CDW Computer Centers, Inc.                1,500         57,483
81,000
  Corporate Express, Inc.                   2,900         57,085
67,787
  Eckerd Corp.                              1,700         51,355
62,263
  General Nutrition Companies, Inc.         2,900         86,851
121,075
  Gymboree Corp.                            1,700         52,386
50,575
  Kroger Co.                                2,700         68,753
88,088
  Micro Warehouse, Inc.                       800         37,200
38,200
  Sears, Roebuck & Co.                      4,700        133,585
152,163
  Service Merchandise Co., Inc.             4,600         31,759
32,775
  Sunglass Hut International, Inc.          1,700         56,937
72,250
  Waban, Inc.                               2,500         46,958
47,188
                                                       ---------
---------
                                                         761,336
904,427
                                                       ---------
---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


Market
             Security                      Shares           Cost
 Value
             --------                      ------           ----
------
Technology(1.1%)
  Applied Materials, Inc.                     600        $37,375
$62,400
  Compaq Computer Corp.                     1,800         82,388
85,950
  Computer Associates International Inc.      800         51,258
55,600
  Electronics for Imaging, Inc.             1,800         97,374
101,700
  International Business Machines Corp.       900         84,707
93,037
                                                      ----------
----------
                                                         353,102
398,687
                                                      ----------
----------
Telcommunications(1.0%)
  Ascend Communications, Inc.               1,000         42,875
64,500
  Aspect Telecommunications Corp.           1,300         53,495
62,075
  Coherent Communication System Corp.       1,400         28,704
31,850
  Ericsson LM Tel. Co.(ADR)                 3,200         54,600
68,400
  LCI International, Inc.                   2,100         58,057
83,737
  Spectrian Corp.                           1,100         51,867
50,875
                                                      ----------
----------
                                                         289,598
361,437
                                                      ----------
----------
Telephone Utilities(1.7%)
  Ameritech Corp.                           5,100        230,449
261,375
  GTE Corp.                                 5,300        181,789
194,112
  NYNEX Corp.                               4,400        179,419
198,000
                                                      ----------
----------
                                                         591,657
653,487
                                                      ----------
----------
Transportation(.4%)
  Fritz Companies, Inc.                     1,300         66,229
92,625
  Wisconsin Central Transportation          1,000         61,350
59,500
                                                      ----------
----------
                                                         127,579
152,125
                                                      ----------
----------
Wholesale Trade(.1%)
  CellStar Corp.                            1,700         39,498
54,187
                                                      ----------
----------

Total Common Stocks                                   14,132,842
15,735,354
                                                      ----------
----------

FOREIGN COMMON STOCKS(11.5% OF NET ASSETS)

Auto & Auto Related(.5%)
  Autoliv AB (Sweden)                       1,000         48,006
60,439
  Michelin CGDE (France)                    1,000         46,204
43,402
  Shinmaywa Industries Ltd. (Japan)         3,000         28,532
24,854
  Valeo SA (France)                           706         42,246
33,706
                                                      ----------
----------
                                                         164,988
162,401
                                                      ----------
----------
Banking(1.0%)
  Banco Popular Espanol (Spain)               400         59,340
61,553
  Banco Santander SA (Spain)                1,500         58,030
61,354
  Bangkok Bank Company Ltd. (Thailand)      4,000         43,062
44,693
  Deutsche Bank AG (Germany)                1,000         50,268
46,269
  HSBC Holdings PLC (United Kingdom)        2,000         25,239
26,870
  Malayan Banking Berhad (Malaysia)         6,000         48,028
49,299
  Societe Generale Paris (France)             200         23,355
20,889
  Thai Farmers Bank Ltd. (Thailand)         4,500         42,841
43,815
                                                      ----------
----------
                                                         350,163
354,742
                                                      ----------
----------
Building Materials & Construction(.1%)
  Compagnie de Saint-Gobain                   250         33,060
31,759
  PT Indocement Tunggal Prakar (Indonesia)  7,000         28,144
24,862
                                                      ----------
----------
                                                          61,204
56,621
                                                      ----------
----------

Chemicals(.2%)
  Akzo Nobel (Netherlands)                    200         23,340
23,594
  Bayer AG (Germany)                          225         55,807
58,186
                                                      ----------
----------
                                                          79,147
81,780
                                                      ----------
----------
Computer Business Equipment & Services(.3%)
  Fujitsu Ltd. (Japan)                      9,000         96,487
97,576
  Getronics NV (Netherlands)                  600         27,165
25,722
                                                      ----------
----------
                                                         123,652
123,298
                                                      ----------
----------
Conglomerates(.7%)
  Canadian Pacific Ltd. (Canada)            2,000         33,412
33,507
  Hanson PLC (United Kingdom)              13,000         47,898
43,784
  Hutchison Whampoa Ltd. (Hong Kong)       10,000         44,980
48,185
  Mannesmann AG (Germany)                     195         56,689
61,550
  Renong Berhad (Malaysia)                 22,000         41,297
42,501
  Viag AG (Germany)                           120         47,149
46,201
                                                      ----------
----------
                                                         271,425
275,728
                                                      ----------
----------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


Market
             Security                      Shares           Cost
 Value
             --------                      ------           ----
------
Drugs & Cosmetics(1.3%)
  Astra AB (Sweden)                         1,800        $52,911
$59,699
  Ciba-Geigy AG (Switzerland)                 100         70,174
70,788
  PT Kalbe Farma (Indonesia)                6,000         28,248
24,752
  Sandoz AG (Switzerland)                     100         67,763
72,116
  Schering AG (Germany)                     1,000         68,742
72,913
  SmithKline Beecham (United Kingdom)       8,051         64,773
74,849
  SmithKline Bch/Bec Units
    (United Kingdom)                        5,027         38,508
44,024
  Zeneca Group PLC (Germany)                4,000         59,254
69,533
                                                         -------
-------
                                                         450,373
488,674
                                                         -------
-------
Electric Utilities(.3%)
  Powergen PLC (United Kingdom)             3,366         26,026
30,588
  VEBA AG (Germany)                         2,000         77,279
76,511
                                                         -------
-------
                                                         103,305
107,099
                                                         -------
-------
Electrical & Electronic Equipment(1.7%)
  BBC AG Brown Boveri & Cie. (Switzerland)     65         67,607
68,560
  Hitachi Ltd. (Japan)                      7,000         74,827
76,608
  Keyence Corp. (Japan)                       400         45,483
51,140
  Kyocera Corp. (Japan)                     1,000         75,913
88,371
  Matsushita Electric Industrial Co.
    Ltd. (Japan)                            4,000         67,996
62,596
  Philips Electronics NV (Netherlands)      2,000         80,364
89,754
  Pioneer Electronic Corp. (Japan)          1,000         21,612
19,127
  Sony Corp. (Japan)                        1,000         48,817
54,618
  Sumitomo Electric Industries
    Ltd. (Japan)                            6,000         79,781
77,938
  Toshiba Corp. (Japan)                     7,000         50,198
50,547
                                                         -------
-------
                                                         612,598
639,259
                                                         -------
-------
Financial Services(.4%)
  Compagnie Bancaire SA (France)              220         23,395
22,934
  International Nederlanden Groep NV        1,000         54,145
55,579
    (Netherlands)
  Itochu Corporation (Japan)                4,000         28,019
24,875
  Nichiei Co. Ltd. (Japan)                  1,000         69,474
57,891
                                                         -------
-------
                                                         175,033
161,279
                                                         -------
-------
Food & Beverages(.3%)
  Heineken NV (Netherlands)                   550         74,674
77,258
  Nestle SA (Switzerland)                      50         50,532
50,581
                                                         -------
-------
                                                         125,206
127,839
                                                         -------
-------
Insurance(.5%)
  AEGON NV (Netherlands)                    2,000         65,174
67,254
  Munich Reinsurance (Germany)                 25         51,152
50,426
  Skandia Foersaekrings AB (Sweden)         1,300         25,518
26,725
  Union des Assurances Federales SA
    (France)                                  400         43,070
40,509
                                                         -------
-------
                                                         184,914
184,914
                                                         -------
-------
Iron & Steel(.6%)
  Hitachi Metals Ltd. (Japan)               2,000         25,920
23,320
  Kawasaki Steel (Japan)                    6,000         25,374
20,558
  Nisshin Steel Co., Ltd. (Japan)          12,000         48,428
48,604
  Outokumpu Oy (Finland)                    2,425         43,288
45,216
  Rio Tinto-Zinc Corp. PLC
    (United Kingdom)                        4,000         51,448
54,291
  Sumitomo Metal Industries (Japan)         7,000         23,998
19,546
                                                         -------
-------
                                                         218,456
211,535
                                                         -------
-------
Leisure & Entertainment(.3%)
  Carlton Communications PLC
    (United Kingdom)                        3,300         50,416
53,267
  Television Broadcasts Ltd. (Hong Kong)    8,000         30,940
29,557
  TV Francaise (TF1) (France)                 400         39,611
40,588
                                                         -------
-------
                                                         120,967
123,412
                                                         -------
-------
Machinery & Equipment(.3%)
  Mabuchi Motor Co. (Japan)                   800         55,738
54,250
  NSK Limited (Japan)                       3,000         22,759
20,221
  SMC Corp. (Japan)                           400         23,542
24,261
                                                         -------
-------
                                                         102,039
98,732
                                                         -------
-------
Metals & Mining(.1%)
  Broken Hill Proprietary Co. Ltd.
    (Australia)                                85            972
 1,233
  Poseidon Gold Ltd. (Australia)            7,400         15,183
14,409
  Western Mining Corp. Holdings Ltd.
    (Australia)                             2,000         11,491
13,443
                                                         -------
-------
                                                          27,646
29,085
                                                         -------
-------
Miscellaneous(.1%)
  SGS Societe Generale de Surveillance
    Holding SA (Switzerland)                   30         51,157
53,900
                                                         -------
-------

Office Equipment(.2%)
  Canon Inc. (Japan)                        4,000         68,170
72,415
                                                         -------
-------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


Market
             Security                      Shares           Cost
 Value
             --------                      ------           ----
------
Oil & Gas(1.2%)
  Ampolex Ltd. (Australia)                 23,000        $64,747
$54,297
  British Gas Corp. (United Kingdom)        5,000         23,757
21,535
  British Petroleum Co. Ltd.
    (United Kingdom)                        6,000         44,154
44,979
  Compagnie Francaise de Petroleum
    Total (France)                          1,641        105,302
96,396
  Enterprise Oil PLC (United Kingdom)       7,500         50,032
43,070
  Hong Kong & China Gas Company Ltd.
    (Hong Kong)                            13,000         21,066
20,488
  Imperial Oil Ltd. (Canada)                1,100         40,429
39,520
  Lasmo PLC (United Kingdom)               16,000         44,537
43,955
  Saga Petroleum (Norway)                   4,000         59,943
50,183
  Societe Nationale Elf Aquitaine (France)    554         46,349
40,569
                                                       ---------
---------
                                                         500,316
454,992
                                                       ---------
---------
Paper & Forest Products(.2%)
  Metsa-Serla Oy (Finland)                    950         41,313
37,462
  Mo och Domsjo AB (Sweden)                   800         43,544
46,049
                                                       ---------
---------
                                                          84,857
83,511
                                                       ---------
---------
Printing & Publishing(.2%)
  De La Rue PLC (United Kingdom)            1,526         22,362
20,641
  Elsevier NV (Netherlands)                 2,200         25,371
27,826
  Wolters-Kluwer NV (Netherlands)             400         33,854
35,269
                                                       ---------
---------
                                                          81,587
83,736
                                                       ---------
---------
Retail Trade(.3%)
  Argyll Group PLC                          4,000         21,875
21,853
  Carrefour Supermarche SA (France)            90         46,489
50,246
  LVMH Louis Vuitton Moet-Hennessy (France)   270         53,383
48,587
                                                       ---------
---------
                                                         121,747
120,686
                                                       ---------
---------
Telecommunications(.4%)
  Nokia AB (Finland)                        1,200         51,834
83,153
  Telecom Italia S.p.A (Italy)             19,000         31,390
30,519
  Telecom Italia Mobile S.p.A (Italy)      19,000         22,591
28,005
                                                       ---------
---------
                                                         105,815
141,677
                                                       ---------
---------
Telephone Utilities(.2%)
  DDI Corporation (Japan)                       5         45,506
42,242
  Telefonica de Espana (Spain)              2,000         27,735
27,109
                                                       ---------
---------
                                                          73,241
69,351
                                                       ---------
---------
Tobacco(.1%)
  PT HM Sampoerna (Indonesia)               4,000         31,685
37,944
                                                       ---------
---------

Total Foreign Common Stocks                            4,289,691
4,344,610
                                                       ---------
---------

CONVERTIBLE PREFERRED STOCKS(.8% OF NET ASSETS)

Building Materials & Construction(.3%)
  Case Corp.                                1,100        105,350
106,150
                                                       ---------
---------

Computer Business Equipment & Services(.2%)
  Storage Technology Corp.                  1,500         97,506
92,812
                                                       ---------
---------

Energy Services(.3%)
  J. Ray McDermott, SA                      2,300        142,485
113,850
                                                       ---------
---------

Total Convertible Preferred Stocks                       345,341
312,812
                                                       ---------
---------

FOREIGN PREFERRED STOCKS(.8% OF NET ASSETS)

Auto & Auto Related (.1%)
  Fiat S.p.A.(Italy)                       13,500         35,936
30,450
                                                       ---------
---------

Computer Business Equipment & Services(.2%)
  SAP AG (Germany)                            400         41,598
59,203
                                                       ---------
---------

Conglomerates(.1%)
  RWE AG (Germany)                            185         50,545
50,186
                                                       ---------
---------

Electric Utilities (.1%)
  CEMIG (Brazil)                        2,000,000         40,147
45,273
                                                       ---------
---------

Financial Services(.1%)
  Banco Bradesco SA (Brazil)            4,600,000         39,949
44,315
                                                       ---------
---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


Market
             Security                      Shares           Cost
 Value
             --------                      ------           ----
------
Telecommunications(.2%)
  Telecomunicacoes de Sao Paulo SA
    (Brazil)                              350,000        $43,574
$57,486
                                                         -------
-------

Total Foreign Preferred Stocks                           251,749
286,913
                                                         -------
-------


                                        Principal
CORPORATE BONDS(16.4% OF NET ASSETS)       Amount
                                        ---------
Apparel & Textiles(.2%)
  U.S. Leather, Inc.
    10.25%, 2003                         $100,000         87,715
86,500
                                                         -------
-------

Auto & Auto Related(.2%)
  Venture Holdings
     9.75%, 2004                          100,000         87,006
87,500
                                                         -------
-------

Banking(1.1%)
  BankAmerica Corp.
     6.00%, 1997                          200,000        199,713
198,812
  First USA Bank of Delaware
     5.35%, 1996                          100,000         98,981
95,296
  Shawmut National Corp.
     8.875%, 1996                         100,000        102,101
101,383
                                                         -------
-------
                                                         400,795
395,491
                                                         -------
-------
Chemicals(1.2%)
  Building Materials Corp. of America
     0.00%, 2004                          200,000        127,137
124,000
  Crain Industries, Inc.
    13.50%, 2005                           75,000         75,000
75,375
  G-I Holdings
     0.00%, 1998                          100,000         72,431
71,500
  Harris Chemical North America, Inc.
     0.00%, 2001                          100,000         95,562
89,000
  LaRoche Industries, Inc.
    13.00%, 2004                          100,000        103,000
105,000
                                                         -------
-------
                                                         473,130
464,875
                                                         -------
-------
Computer Business Equipment & Services(.2%)
  Unisys Corp.
     9.75%, 1996                           75,000         77,063
76,313
                                                         -------
-------

Drugs & Cosmetics(.8%)
  Revlon Consumer Products Corp.
     9.375%, 2001                         100,000         96,695
98,250
  Revlon Worldwide Corp.
     0.00%, 1998                           50,000         35,456
35,375
  Roche Holdings Inc.
     2.75%, 2000                          200,000        172,018
170,875
                                                         -------
-------
                                                         304,169
304,500
                                                         -------
-------
Financial Services(.7%)
  Chrysler Financial Corp.
     6.65%, 1997                           80,000         80,553
80,452
  General Motors Acceptance Corp.
     5.65%, 1997                          200,000        197,454
196,832
                                                         -------
-------
                                                         278,007
277,284
                                                         -------
-------
Health Services & Hospital Supplies(.3%)
  Integrated Health Services, Inc.
     9.625%, 2002                         100,000        100,000
102,250
                                                         -------
-------

Iron & Steel(.5%)
  Geneva Steel Co.
     9.50%, 2004                           50,000         42,597
37,500
  Republic Engineered Steels, Inc.
     9.875%, 2001                          50,000         47,161
46,500
  Wierton Steel Corp.
    10.75%, 2005                          100,000         98,519
93,000
                                                         -------
-------
                                                         188,277
177,000
                                                         -------
-------
Leasing(.2%)
  GPA Delaware, Inc.
     8.75%, 1998                          100,000         83,125
89,000
                                                         -------
-------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                        Principal
Market
             Security                      Amount           Cost
 Value
             --------                   ---------           ----
------
Leisure & Entertainment (3.3%)
  Adelphia Communications Corp.
    12.50%, 2002                          $50,000        $49,757
$50,750
  Australis Media Ltd.
     0.00%, 2003                          150,000         78,608
86,250
  Bally Park Place Funding
     9.25%, 2004                          100,000         93,003
94,250
  Bell Cablemedia PLC
     0.00%, 2004                          150,000        100,932
97,125
  Comcast Corp.
     9.375%, 2005                         100,000         99,525
100,750
  Greate Bay Property Funding
    10.875%, 2004                          50,000         43,140
43,500
  GNF Corp.
    10.625%, 2003                         100,000         82,136
86,500
  Helicon Group Ltd.
     9.00%, 2003                           50,000         45,962
46,125
  Kloster Cruise Ltd.
    13.00%, 2003                           50,000         43,388
35,500
  New World Communications Corp.
     0.00%, 1999                          150,000        100,061
98,250
  Santa Fe Hotel
    11.00%, 2000                          100,000         98,556
89,000
  Selmer Company, Inc.
    11.00%, 2005                          100,000        100,000
96,000
  Sinclair Broadcast Group, Inc.
    10.00%, 2005                          100,000        100,000
100,750
  Trump Plaza Funding
    10.875%, 2001                         100,000         87,537
92,000
  Trump Taj Mahal
     0.00%, 1999                          100,000         76,873
84,500
  United International Holdings, Inc.
     0.00%, 1999                           50,000         30,186
30,250
                                                       ---------
---------
                                                       1,229,664
1,231,500
                                                       ---------
---------
Machinery & Equipment(.3%)
  Specialty Equipment Companies, Inc.
    11.375%, 2003                         100,000        101,000
105,000
                                                       ---------
---------

Manufacturing(1.4%)
  American Standard, Inc.
     0.00%, 2005                          100,000         78,839
77,250
  Day International Group, Inc.
    11.125%, 2005                         100,000        100,000
105,250
  Huntsman Corp.
    10.625%, 2001                         100,000        106,125
106,000
  Interlake Corp.
    12.125%, 2002                         100,000        102,000
99,000
  International Wire Group, Inc.
    11.75%, 2005                          100,000        100,000
100,250
  Jordan Industries, Inc.
    10.375%, 2003                          50,000         47,560
46,375
                                                       ---------
---------
                                                         534,524
534,125
                                                       ---------
---------
Oil & Gas(.5%)
  Maxus Energy Corp.
     9.875%, 2002                         100,000         94,166
96,750
  Mesa Capital CP
     0.00%, 1998                          100,000         97,839
91,500
                                                       ---------
---------
                                                         192,005
188,250
                                                       ---------
---------
Paper & Forest Products(1.7%)
  Crown Packaging Holdings Ltd.
     0.00%, 2003                          200,000        102,772
95,000
  Doman Industries Ltd.
     8.75%, 2004                          100,000         96,087
95,750
  Gaylord Container Corp.
     0.00%, 2005                          100,000        101,210
99,500
  Grupo Industrial Durango
    12.00%, 2001                           75,000         59,034
66,465
  Indah Kiat Pulp & Paper Corp.
    11.875%, 2002                         100,000        102,000
102,000
  Malette, Inc.
    12.25%, 2004                          100,000        108,250
111,000

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                        Principal
Market
             Security                      Amount           Cost
 Value
             --------                   ---------           ----
------
  Stone Container Corp.
     9.875%, 2001                         $50,000        $49,939
$49,562
                                                       ---------
---------
                                                         619,292
619,277
                                                       ---------
---------
Printing & Publishing(.1%)
  Marvel III Holdings Inc.
     9.125%, 1998                          50,000         46,055
45,750
                                                       ---------
---------

Retail Trade(2.2%)
  Cole National Corp.
    11.25%, 2001                           50,000         48,550
49,500
  Dairy Mart Convenience Stores, Inc.
    10.25%, 2004                          100,000         83,550
85,500
  Duane Reade Corp.
    12.00%, 2002                          100,000         90,360
88,250
  Farm Fresh, Inc.
    12.25%, 2000                          100,000         97,360
95,000
  Hills Stores Co.
    10.25%, 2003                          100,000         98,901
92,000
  Pathmark Stores, Inc.
     0.00%, 2003                          200,000        122,783
131,500
  Penn Traffic Co.
     9.625%, 2005                         100,000         95,829
82,250
  Ralph's Grocery Co.
    11.00%, 2005                          100,000        100,000
94,000
  Waban, Inc.
    11.00%, 2004                          100,000        103,500
102,000
                                                       ---------
---------
                                                         840,833
820,000
                                                       ---------
---------
Technology(.1%)
  Monarch Acquisition
    12.50%, 2003                           50,000         50,000
51,000
                                                       ---------
---------

Telecommunications(1.1%)
  Centennial Cellular Corp.
    10.125%, 2005                         100,000         99,632
99,000
  Intermedia Communications of
    Florida, Inc.
    13.50%, 2005                          100,000        100,000
104,750
  MFS Communications Company, Inc.
     0.00%, 2004                          150,000        107,583
111,750
  Nextel Communications, Inc.
     0.00%, 2004                          200,000        110,713
97,000
                                                       ---------
---------
                                                         417,928
412,500
                                                       ---------
---------
Transportation(.3%)
  Federal Express Corp.
     6.25%, 1998                          100,000         99,728
99,226
                                                       ---------
---------

Total Corporate Bonds                                  6,210,316
6,167,341
                                                       ---------
---------

U.S. GOVERNMENT & AGENCY LONG-TERM OBLIGATIONS (20.6% OF NET ASSETS)

U.S. Treasury Bond
   8.125%, 2019                           920,000        985,550
1,063,750
U.S. Treasury Notes
   7.375%, 1997                         2,000,000      2,031,094
2,059,380
   5.125%, 1998                         3,150,000      3,032,828
3,089,649
   7.75%, 1999                            230,000        242,039
244,446
   7.25%, 2004                          1,220,000      1,244,513
1,294,530
                                                       ---------
---------

Total U.S. Government & Agency
  Long-Term Obligation                                 7,536,024
7,751,755
                                                       ---------
---------

FOREIGN GOVERNMENT BONDS(.5% OF NET ASSETS)

Province of Ontario
   8.25%, 1996                            200,000        203,558
202,468
                                                       ---------
---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                        Principal
Market
             Security                      Amount           Cost
 Value
             --------                   ---------           ----
------

FOREIGN CURRENCY (.1% OF NET ASSETS)

Canadian Dollar                              $443           $342
  $344
Deutsche Mark                               6,272          4,490
 4,274
Finnish Markka                              9,583          2,198
 2,184
French Franc                               15,122          3,156
 2,997
Hong Kong Dollar                           15,262          1,973
 1,971
Indonesian Rupiah                         340,001            150
   150
Italian Lira                              898,170            565
   553
Netherlands Guilder                         2,417          1,492
 1,470
Norwegian Krone                             6,800          1,080
 1,060
Pound Sterling                                881          1,392
 1,367
Spanish Pesta                             195,483          1,635
 1,559
Swedish Krona                              10,923          1,503
 1,497
Swiss Franc                                 2,607          2,255
 2,163
Thailand Baht                               9,720            388
   388
                                                     -----------
-----------

Total Foreign Currency                                    22,619
21,977
                                                     -----------
-----------

REPURCHASE AGREEMENTS(3.6% OF NET ASSETS)

State Street Bank & Trust Co.
   5.00%, due 9/1/95                    1,372,000      1,372,000
1,372,000
                                                     -----------
-----------


TIME DEPOSITS(1.3% OF NET ASSETS)

State Street Bank & Trust Co.             484,000        484,000
484,000
  3.25%, due 9/1/95
                                                     -----------
-----------

TOTAL INVESTMENTS                                    $34,848,140
$36,679,230
                                                     -----------
-----------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS
August 31, 1995 (Unaudited)


                 Market
                      Security                              Shares
    Cost          Value
                      --------                              ------
    ----         ------
COMMON STOCKS(57.2% OF NET ASSETS)

Aerospace(2.9%)
  General Dynamics Corp.                                     4,300
$198,415       $226,288
  General Motors Corp. Class H                               1,500
  60,215         59,812
  Lockheed Martin Corp.                                      3,200
 184,765        194,800
  Loral Corp.                                                2,200
 103,235        120,450
  McDonnell Douglas Corp.                                    1,300
  80,958        104,325
  Rockwell International Corp.                               2,900
 126,692        129,775

--------       --------

 754,280        835,450

--------       --------
Airlines(.8%)
  AMR Corp.                                                  1,100
  74,676         77,550
  Delta Air Lines, Inc.                                      1,300
  85,166         96,688
  Northwest Airlines Corp.                                   1,700
  50,400         61,412

--------       --------

 210,242        235,650

--------       --------
Apparel & Textiles(.8%)
  Nautica Enterprises, Inc.                                  1,900
  57,439         60,087
  St. John Knits, Inc.                                       1,100
  40,064         48,675
  Tommy Hilfiger Corp.                                       4,100
  98,958        137,350

--------       --------

 196,461        246,112

--------       --------
Auto & Auto Related (.3%)
  Discount Auto Parts, Inc.                                  2,800
  74,088         91,350

--------       --------

Banking(2.7%)
  Ahmanson (H.F.) & Co.                                      2,300
  56,226         54,625
  Bank of Boston Corp.                                       3,300
 137,892        145,200
  Chase Manhattan Corp.                                      3,400
 152,769        195,500
  Morgan (J.P.) & Company, Inc.                              3,100
 215,831        225,913
  Wells Fargo & Co.                                            900
 149,138        167,737

--------       --------

 711,856        788,975

--------       --------
Building Materials & Construction(.5%)
  Case Corp.                                                 1,900
  64,875         71,725
  USG Corp.                                                  2,200
  54,398         59,675

--------       --------

 119,273        131,400

--------       --------
Business Equipment & Services(.6%)
  Medic Computer Systems, Inc.                               2,000
  85,426         88,000
  New England Business Service, Inc.                         4,700
  85,371         91,650

--------       --------

 170,797        179,650

--------       --------
Chemicals(2.2%)
  FMC Corp.                                                    700
  43,210         53,900
  Goodrich (B.F.) Company                                    2,400
 143,355        142,800
  Grace (W.R.) & Co.                                         3,600
 192,942        239,850
  Monsanto Co.                                               2,200
 182,886        208,725

--------       --------

 562,393        645,275

--------       --------
Commercial Services(1.0%)
  Alternative Resources Corp.                                1,500
  36,715         44,625
  Cambridge Technology Partners, Inc.                        2,200
  73,625         86,350
  Corrections Corporation of America                         2,500
  87,713        112,500
  Sylvan Learning Systems, Inc.                              1,900
  56,002         54,150

--------       --------

 254,055        297,625

--------       --------
Computer Business Equipment & Services(4.4%)
  Acxiom Corporation                                         4,900
 118,556        131,688
  ALANTEC Corp.                                              1,900
  71,188         76,000
  Avid Technology, Inc.                                      1,100
  42,710         43,725
  Cognex Corp.                                               2,600
  83,400        129,675
  Davidson and Associates, Inc.                              1,600
  76,981         82,400
  Epic Design Technology, Inc.                                 500
  21,604         21,562
  Global Village Communication                               3,600
  61,273         56,250
  Hyperion Software Corp.                                    1,700
  65,249         79,050
  Inso Corp.                                                   600
  41,034         37,575
  McAfee Associates, Inc.                                    2,500
  78,268        109,687
  National Data Corp.                                        2,800
  57,058         72,100
  Optical Data Systems, Inc.                                 1,900
  44,200         62,225
  Seagate Technology, Inc.                                     800
  39,206         35,400
  Sierra Semiconductor                                         800
  37,828         39,500

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


                 Market
                      Security                              Shares
    Cost          Value
                      --------                              ------
    ----         ------
  Storage Technology Corp.                                   2,000
 $54,934        $54,750
  StorMedia, Inc.                                            1,500
  64,432         62,250
  Wonderware Corp.                                           2,700
  96,224         93,150
  Zebra Technologies Corp.                                   1,600
  94,286         93,200

---------      ---------

1,148,431      1,280,187

---------      ---------
Conglomerates(1.1%)
  AlliedSignal Inc.                                          1,100
  43,261         48,813
  Hanson PLC                                                 7,400
 136,608        126,725
  Jardine Matheson Holdings Ltd.                             3,800
  30,419         27,360
  Textron, Inc.                                              1,700
  99,168        116,450

---------      ---------

 309,456        319,348

---------      ---------
Drugs & Cosmetics(1.4%)
  American Home Products Corp.                               2,000
 154,232        154,000
  Bristol-Myers Squibb Co.                                   1,600
 109,898        109,800
  Watson Pharmaceuticals, Inc.                               3,262
 106,210        134,965

---------      ---------

 370,340        398,765

---------      ---------
Electrical & Electronic Equipment(4.2%)
  Allen Group, Inc.                                          2,100
  67,457         68,513
  Cidco, Inc.                                                1,500
  49,173         52,500
  Credence Systems Corp.                                       950
  23,267         33,487
  GaSonics International                                     3,000
  75,669        104,250
  Integrated Silicon Solution, Inc.                          2,300
  95,681        114,425
  Kemet Corp.                                                2,000
  88,623        114,000
  Mattson Technology, Inc.                                   1,400
  70,674         71,750
  Micron Technology Inc.                                     1,100
  45,879         84,563
  Philips Electronics NV                                     1,400
  61,750         63,000
  Photronics, Inc.                                             500
  12,237         17,492
  S3, Inc.                                                   2,400
  65,441         94,200
  Sanmina Corp.                                              1,500
  70,279         68,250
  Silicon Valley Group, Inc.                                 2,300
  77,929         98,900
  Tyco International Ltd.                                    1,000
  57,218         59,125
  Ultratech Stepper, Inc.                                    3,000
  97,807        118,500
  Vicor Corp.                                                1,200
  47,842         56,400

---------      ---------

1,006,926      1,219,355

---------      ---------
Electric Utilities(3.4%)
  Entergy Corp.                                              7,800
 192,176        187,200
  FPL Group, Inc.                                            5,400
 199,676        209,925
  Illinova Corp.                                             5,200
 120,510        130,650
  Kansas City Power & Light Co.                              5,000
 115,330        111,875
  Unicom Corp.                                               7,600
 201,507        213,750
  Western Resources, Inc.                                    3,900
 119,437        117,975

---------      ---------

 948,636        971,375

---------      ---------

Environmental Control(.5%)
  United Waste Systems, Inc.                                 3,500
 119,116        135,625

---------      ---------

Financial Services(.1%)
  National Auto Credit, Inc.                                 1,500
  17,837         21,750

---------      ---------

Food & Beverages(1.3%)
  Apple South, Inc.                                          2,800
  61,475         68,600
  Boston Chicken, Inc.                                       3,200
  67,564         76,800
  Dole Food Co., Inc.                                          800
  26,959         26,200
  Doubletree Corp.                                           2,100
  50,900         40,425
  Landry's Seafood Restaurants, Inc.                         3,300
  62,557         58,162
  Papa John's International, Inc.                            1,600
  55,657         64,000
  Ralcorp Holdings, Inc.                                     2,100
  48,067         47,513

---------      ---------

 373,179        381,700

---------      ---------
Health Services & Hospital Supplies(3.4%)
  Baxter International Inc.                                  7,200
 248,508        280,800
  Columbia Healthcare Corp.                                  1,800
  76,352         84,600
  Community Health Systems, Inc.                             2,500
  86,554         96,250
  Express Scripts, Inc.                                      2,000
  64,766         74,000
  Gulf South Medical Supply, Inc.                            2,100
  46,416         59,325
  Idexx Laboritories, Inc.                                   2,800
  79,444         94,850

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


                 Market
                      Security                              Shares
    Cost          Value
                      --------                              ------
    ----         ------
  Omnicare, Inc.                                             3,000
 $96,655        $99,750
  PhyCor, Inc.                                               2,000
  73,832         83,500
  Physician Sales & Service, Inc.                            1,400
  61,084         63,700
  TheraTx, Inc.                                              2,400
  35,199         31,800

---------      ---------

 868,810        968,575

---------      ---------
Insurance(3.8%)
  Aetna Life & Casualty Co.                                  3,500
 205,621        238,875
  Allstate Corp.                                             4,214
 126,671        142,749
  American General Corp.                                     2,800
  92,378         98,700
  Compdent Corp.                                             2,000
  47,551         54,500
  Hartford Steam Boiler Inspection & Insurance Co.           2,400
 108,718        111,300
  Healthsource, Inc.                                         1,900
  73,124         76,000
  St. Paul Companies Inc.                                    3,200
 154,912        173,600
  TIG Holdings, Inc.                                         2,300
  52,233         58,938
  Travelers Group                                            2,800
 115,920        134,400

---------      ---------

 977,128      1,089,062

---------      ---------
Iron & Steel(1.6%)
  British Steel PLC                                          5,600
 163,105        156,800
  Carpenter Technology Corp.                                 1,600
  96,714        122,000
  UNR Industries Inc.                                       25,000
 156,250        196,875

---------      ---------

 416,069        475,675

---------      ---------
Leisure & Entertainment(1.0%)
  Clear Channel Communications, Inc.                         1,500
  84,278        111,937
  Mattel, Inc.                                               1,900
  45,258         55,100
  Regal Cinemas, Inc.                                        2,400
  67,892         81,600
  Station Casinos, Inc.                                      2,000
  33,444         38,750

---------      ---------

 230,872        287,387

---------      ---------
Machinery & Equipment(1.1%)
  AGCO Corp.                                                 1,400
  72,856         68,075
  Electroglas, Inc.                                          1,600
  87,002        120,800
  Mark IV Industries, Inc.                                   2,200
  40,066         48,950
  Parker-Hannifin Corp.                                      1,800
  62,635         71,325

---------      ---------

 262,559        309,150

---------      ---------
Manufacturing(1.4%)
  Black & Decker Corp.                                       1,700
  50,910         55,038
  FSI International, Inc.                                    3,300
  75,075        116,325
  Helix Technology Corp.                                     1,600
  61,580         81,450
  Integrated Process Equipment Corp.                         1,700
  78,510         61,412
  Lydall, Inc.                                               4,400
  84,202        105,050

---------      ---------

 350,277        419,275

---------      ---------
Metals & Mining(.6%)
  IMC Global Inc.                                            1,300
  66,118         82,225
  Potash Corporation of Saskatchewan Inc.                    1,400
  74,244         79,625

---------      ---------

 140,362        161,850

---------      ---------
Miscellaneous(.3%)
  Premark International, Inc.                                1,700
  82,154         89,038


---------      ---------
Office Equipment(.5%)
  Xerox Corp.                                                1,100
 135,962        132,825

---------      ---------

Oil & Gas(3.9%)
  Amoco Corp.                                                2,100
 140,112        133,875
  Chevron Corp.                                              4,200
 203,766        203,175
  Mobil Corp.                                                2,100
 204,422        200,025
  Panhandle Eastern Corp.                                   10,500
 253,051        262,500
  Repsol SA (ADR)                                            2,000
  66,370         63,250
  Royal Dutch Petroleum Co.                                  1,100
 137,477        131,175
  Ultramar Corp.                                             4,300
 114,126        101,588
  YPF Sociedad Anonima (ADR)                                 1,500
  30,165         26,438

---------      ---------

1,149,489      1,122,026

---------      ---------
Paper & Forest Products(.7%)
  Georgia-Pacific Corp.                                        600
  47,968         54,000
  Scott Paper Co.                                            1,600
  71,570         74,200
  Willamette Industries, Inc.                                1,200
  61,175         82,500

---------      ---------

 180,713        210,700

---------      ---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


                 Market
                      Security                              Shares
    Cost          Value
                      --------                              ------
    ----         ------
Printing & Publishing(.2%)
  Gartner Group, Inc.                                        2,300
 $65,263        $65,263

----------     ----------
Real Estate(1.1%)
  Camden Property Trust                                      4,800
 102,142        105,000
  Health & Retirement Property Trust                         6,300
  95,388         96,862
  Meditrust Corp.                                            3,100
  96,289        101,912

----------     ----------

 293,819        303,774

----------     ----------
Retail Trade(3.4%)
  American Stores Co.                                        3,100
  80,984         91,063
  CDW Computer Centers, Inc.                                 1,700
  64,991         91,800
  Corporate Express, Inc.                                    3,600
  70,231         84,150
  Eckerd Corp.                                               1,700
  51,355         62,263
  General Nutrition Companies, Inc.                          3,000
  89,593        125,250
  Gymboree Corp.                                             2,000
  62,399         59,500
  Kroger Co.                                                 2,700
  68,753         88,088
  Micro Warehouse, Inc.                                      1,100
  50,203         52,525
  Sears, Roebuck & Co.                                       4,700
 133,585        152,162
  Service Merchandise Co., Inc.                              4,600
  31,759         32,775
  Sunglass Hut International, Inc.                           2,000
  65,847         85,000
  Waban, Inc.                                                2,500
  46,958         47,188

----------     ----------

 816,658        971,764

----------     ----------
Technology(1.5%)
  Applied Materials, Inc.                                      600
  37,375         62,400
  Compaq Computer Corp.                                      1,800
  82,388         85,950
  Computer Associates International, Inc.                      800
  51,258         55,600
  Electronics for Imaging, Inc.                              2,200
 119,274        124,300
  International Business Machine Corp.                         900
  84,707         93,037

----------     ----------

 375,002        421,287

----------     ----------
Telcommunications(1.4%)
  Ascend Communications, Inc.                                1,000
  42,875         64,500
  Aspect Telecommunications Corp.                            1,600
  66,446         76,400
  Coherent Communications Systems Corp.                      1,900
  39,837         43,225
  Ericsson LM Tel. Co.(Spons. ADR)                           3,200
  54,600         68,400
  LCI International, Inc.                                    2,100
  58,056         83,737
  Spectrian Corp.                                            1,500
  70,381         69,375

----------     ----------

 332,195        405,637

----------     ----------
Telephone Utilities(2.3%)
  Ameritech Corp.                                            5,100
 230,449        261,375
  GTE Corp.                                                  5,300
 181,789        194,112
  NYNEX Corp.                                                4,400
 179,419        198,000

----------     ----------

 591,657        653,487

----------     ----------
Transportation(.6%)
  Fritz Companies, Inc.                                      1,500
  76,903        106,875
  Wisconsin Central Transportation                           1,200
  73,550         71,400

----------     ----------

 150,453        178,275

----------     ----------
Wholesale Trade(.2%)
  CellStar Corp.                                             1,700
  39,498         54,187

----------     ----------

Total Common Stocks
14,806,306     16,498,829

----------     ----------

FOREIGN COMMON STOCKS(15.0% OF NET ASSETS)

Auto & Auto Related(.6%)
  Autoliv AB (Sweden)                                        1,000
  48,006         60,439
  Michelin CGDE (France)                                     1,000
  46,204         43,402
  Shinmaywa Industries Ltd. (Japan)                          3,000
  28,532         24,854
  Valeo SA (France)                                            706
  42,246         33,706

----------     ----------

 164,988        162,401

----------     ----------
Banking(1.2%)
  Banco Popular Espanol (Spain)                                400
  59,340         61,553
  Banco Santander SA (Spain)                                 1,500
  58,030         61,354
  Bangkok Bank Company Ltd. (Thailand)                       4,000
  43,062         44,693
  Deutsche Bank AG (Germany)                                 1,000
  50,268         46,269

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


                 Market
                      Security                              Shares
    Cost          Value
                      --------                              ------
    ----         ------
  HSBC Holdings PLC (United Kingdom)                         2,000
 $25,239        $26,870
  Malayan Banking Berhad (Malaysia)                          6,000
  48,028         49,299
  Societe Generale Paris (France)                              200
  23,355         20,889
  Thai Farmers Bank Ltd. (Thailand)                          4,500
  42,841         43,815

 -------        -------

 350,163        354,742

 -------        -------
Building Materials & Construction(.2%)
  Compagnie de Saint Gobain (France)                           250
  33,060         31,759
  PT Indocement Tunggal Prakar (Indonesia)                   7,000
  28,144         24,862

 -------        -------

  61,204         56,621

 -------        -------
Chemicals(.3%)
  Akzo Nobel (Netherlands)                                     200
  23,340         23,594
  Bayer AG (Germany)                                           225
  55,807         58,186

 -------        -------

  79,147         81,780

 -------        -------
Computer Business Equipment & Services(.4%)
  Fujitsu Ltd. (Japan)                                       9,000
  96,487         97,576
  Getronics NV (Netherlands)                                   600
  27,165         25,722

 -------        -------

 123,652        123,298

 -------        -------
Conglomerates(1.0%)
  Canadian Pacific Ltd. (Canada)                             2,000
  33,412         33,507
  Hanson PLC (United Kingdom)                               13,000
  47,898         43,784
  Hutchison Whampoa Ltd. (Hong Kong)                        10,000
  44,980         48,185
  Mannesmann AG (Germany)                                      195
  56,689         61,550
  Renong Berhad (Malaysia)                                  22,000
  41,297         42,501
  Viag AG (Germany)                                            120
  47,149         46,201

 -------        -------

 271,425        275,728

 -------        -------
Drugs & Cosmetics(1.7%)
  Astra AB (Sweden)                                          1,800
  52,911         59,699
  Ciba-Geigy AG (Switzerland)                                  100
  70,174         70,788
  PT Kalbe Farma (Indonesia)                                 6,000
  28,248         24,752
  Sandoz AG (Switzerland)                                      100
  67,763         72,116
  Schering AG (Germany)                                      1,000
  68,742         72,913
  SmithKline Beecham (United Kingdom)                        8,051
  64,773         74,849
  SmithKline Bch/Bec Units (United Kingdom)                  5,027
  38,508         44,024
  Zeneca Group PLC (Germany)                                 4,000
  59,254         69,533

 -------        -------

 450,373        488,674

 -------        -------
Electric Utilities(.4%)
  Powergen PLC (United Kingdom)                              3,366
  26,026         30,588
  VEBA AG (Germany)                                          2,000
  77,279         76,511

 -------        -------

 103,305        107,099

 -------        -------
Electrical & Electronic Equipment(2.2%)
  BBC AG Brown Boveri & Cie. (Switzerland)                      65
  67,607         68,560
  Hitachi Ltd. (Japan)                                       7,000
  74,827         76,608
  Keyence Corp. (Japan)                                        400
  45,483         51,140
  Kyocera Corp. (Japan)                                      1,000
  75,913         88,371
  Matsushita Electric Industrial Co. Ltd. (Japan)            4,000
  67,996         62,596
  Philips Electronics NV (Netherlands)                       2,000
  80,364         89,754
  Pioneer Electronic Corp. (Japan)                           1,000
  21,612         19,127
  Sony Corp. (Japan)                                         1,000
  48,817         54,618
  Sumitomo Electric Industries Ltd. (Japan)                  6,000
  79,781         77,938
  Toshiba Corp. (Japan)                                      7,000
  50,198         50,547

 -------        -------

 612,598        639,259

 -------        -------
Financial Services(.6%)
  Compagnie Bancaire SA (France)                               220
  23,395         22,934
 International Nederlanden Groep NV (Netherlands)            1,000
  54,145         55,579
  Itochu Corporation (Japan)                                 4,000
  28,019         24,875
  Nichiei Co. Ltd. (Japan)                                   1,000
  69,474         57,891

 -------        -------

 175,033        161,279

 -------        -------
Food & Beverages(.4%)
  Heineken NV (Netherlands)                                    550
  74,674         77,258
  Nestle SA (Switzerland)                                       50
  50,532         50,581

 -------        -------

 125,206        127,839

 -------        -------
Insurance(.6%)
  AEGON N.V. (Netherlands)                                   2,000
  65,174         67,254
  Munich Reinsurance (Germany)                                  25
  51,152         50,426
  Skandia Foersaekrings AB (Sweden)                          1,300
  25,518         26,725

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


                 Market
                      Security                              Shares
    Cost          Value
                      --------                              ------
    ----         ------
  Union des Assurances Federales SA (France)                   400
 $43,070        $40,509

 -------        -------

 184,914        184,914

 -------        -------
Iron &Steel(.7%)
  Hitachi Metals Ltd. (Japan)                                2,000
  25,920         23,320
  Kawasaki Steel (Japan)                                     6,000
  25,374         20,558
  Nisshin Steel Co. Ltd. (Japan)                            12,000
  48,428         48,604
  Outokumpu Oy (Finland)                                     2,425
  43,288         45,216
  Rio Tinto-Zinc Corp. PLC (United Kingdom)                  4,000
  51,448         54,291
  Sumitomo Metal Industries (Japan)                          7,000
  23,998         19,546

 -------        -------

 218,456        211,535

 -------        -------
Leisure & Entertainment(.4%)
  Carlton Communications PLC (United Kingdom)                3,300
  50,416         53,267
  Television Broadcasts Ltd. (Hong Kong)                     8,000
  30,940         29,557
  TV Francaise (TF1) (France)                                  400
  39,611         40,588

 -------        -------

 120,967        123,412

 -------        -------
Machinery & Equipment(.3%)
  Mabuchi Motor Co. (Japan)                                    800
  55,738         54,250
  NSK Limited (Japan)                                        3,000
  22,759         20,221
  SMC Corp. (Japan)                                            400
  23,542         24,261

 -------        -------

 102,039         98,732

 -------        -------
Metals & Mining(.1%)
  Broken Hill Proprietary Co. Ltd. (Australia)                  85
     972          1,233
  Poseidon Gold Ltd. (Australia)                             7,400
  15,183         14,409
  Western Mining Corp. Holdings Ltd. (Australia)             2,000
  11,491         13,443

 -------        -------

  27,646         29,085

 -------        -------
Miscellaneous(.2%)
  SGS Societe Generale de Surveillance
    Holding SA (Switzerland)                                    30
  51,157         53,900

 -------        -------

Office Equipment(.3%)
  Canon Inc. (Japan)                                         4,000
  68,170         72,415

 -------        -------

Oil & Gas(1.6%)
  Ampolex Ltd. (Australia)                                  23,000
  64,747         54,297
  British Gas Corp. (United Kingdom)                         5,000
  23,757         21,535
  British Petroleum Co. Ltd. (United Kingdom)                6,000
  44,154         44,979
  Compagnie Francaise de Petroleum Total (France)            1,641
 105,302         96,396
  Enterprise Oil PLC (United Kingdom)                        7,500
  50,032         43,070
  Hong Kong & China Gas Company Ltd. (Hong Kong)            13,000
  21,066         20,488
  Imperial Oil Ltd. (Canada)                                 1,100
  40,429         39,520
  Lasmo PLC (United Kingdom)                                16,000
  44,537         43,955
  Saga Petroleum (Norway)                                    4,000
  59,943         50,183
  Societe Nationale Elf Aquitaine (France)                     554
  46,349         40,569

 -------        -------

 500,316        454,992

 -------        -------
Paper & Forest Products(.3%)
  Metsa-Serla Oy (Finland)                                     950
  41,313         37,462
  Mo och Domsjo AB (Sweden)                                    800
  43,544         46,049

 -------        -------

  84,857         83,511

 -------        -------
Printing & Publishing(.3%)
  De La Rue PLC (United Kingdom)                             1,526
  22,362         20,641
  Elsevier NV (Netherlands)                                  2,200
  25,371         27,826
  Wolters-Kluwer NV (Netherlands)                              400
  33,854         35,269

 -------        -------

  81,587         83,736

 -------        -------
Retail Trade(.4%)
  Argyll Group PLC (United Kingdom)                          4,000
  21,875         21,853
  Carrefour Supermarche SA (France)                             90
  46,489         50,246
  LVMH Louis Vuitton Moet-Hennessy (France)                    270
  53,383         48,587

 -------        -------

 121,747        120,686

 -------        -------
Telecommunications(.5%)
  Nokia AB (Finland)                                         1,200
  51,834         83,153
  Telecom Italia S.p.A (Italy)                              19,000
  31,390         30,519
  Telecom Italia Mobile S.p.A (Italy)                       19,000
  22,591         28,005

 -------        -------

 105,815        141,677

 -------        -------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


                 Market
                      Security                              Shares
    Cost          Value
                      --------                              ------
    ----         ------
Telephone Utilities(.2%)
  DDI Corporation(Japan)                                         5
 $45,506        $42,242
  Telefonica de Espana (Spain)                               2,000
  27,735         27,109

---------      ---------

  73,241         69,351

---------      ---------
Tobacco(.1%)
  PT HM Sampoerna (Indonesia)                                4,000
  31,685         37,943

---------      ---------

Total Foreign Common Stocks
4,289,691      4,344,609

---------      ---------


CONVERTIBLE PREFERRED STOCKS(1.1% OF NET ASSETS)

Building Materials & Construction(.4%)
 Case Corp.                                                  1,100
 105,350        106,150

---------      ---------

Computer Business Equipment & Services(.3%)
 Storage Technology Corp.                                    1,500
  97,505         92,812

---------      ---------

Energy Services(.4%)
  J. Ray McDermott, SA                                       2,300
 142,486        113,851

---------      ---------

Total Convertible Preferred Stocks
 345,341        312,813

---------      ---------

FOREIGN PREFERRED STOCKS(1.0% OF NET ASSETS)

Auto & Auto Related (.1%)
  Fiat S.p.A.(Italy)                                        13,500
  35,936         30,449

---------      ---------

Computer Business  Equipment & Services(.2%)
  SAP AG (Germany)                                             400
  41,598         59,203

---------      ---------

Conglomerates(.2%)
  RWE AG (Germany)                                             185
  50,545         50,186

---------      ---------

Electric Utilities (.2%)
  CEMIG (Brazil)                                         2,000,000
  40,147         45,273

---------      ---------

Financial Services(.1%)
  Banco Bradesco SA (Brazil)                             4,600,000
  39,949         44,315

---------      ---------

Telecommunications(.2%)
  Telecomunicacoes de Sao Paulo SA (Brazil)                350,000
  43,573         57,486

---------      ---------

Total Foreign Preferred Stocks
 251,748        286,912

---------      ---------


CORPORATE BONDS(8.9% OF NET ASSETS)                      Principal
                                                            Amount
                                                         ---------
Apparel & Textiles(.1%)
  U.S. Leather, Inc.
    10.25%, 2003                                           $50,000
  43,858         43,250

---------      ---------

Auto & Auto Related(.1%)
  Venture Holdings
     9.75%, 2004                                            50,000
  43,503         43,750

---------      ---------

Chemicals(.7%)
  Building Materials Corp. of America
     0.00%, 2004                                           100,000
  63,568        $62,000
  Crain Industries, Inc.
     13.50%, 2005                                           25,000
  25,000         25,125
  G-I Holdings
     0.00%, 1998                                            50,000
  36,216         35,750
  Harris Chemical North America, Inc.
     0.00%, 2001                                            50,000
  47,781         44,500

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                                         Principal
                 Market
                      Security                              Amount
    Cost          Value
                      --------                           ---------
    ----         ------
  LaRoche Industries, Inc.
     13.00%, 2004                                          $25,000
 $25,750        $26,250

 -------        -------

 198,315        193,625

 -------        -------
Drugs & Cosmetics(.3%)
  Revlon Consumer Products Corp.
     9.375%, 2001                                           50,000
  48,348         49,125
  Revlon Worldwide Corp.
     0.00%, 1998                                            50,000
  35,456         35,375

 -------        -------

  83,804         84,500

 -------        -------
Health Services & Hospital Supplies(.2%)
  Integrated Health Services, Inc.
     9.625%, 2002                                           50,000
  50,000         51,125

 -------        -------

Iron & Steel(.3%)
  Geneva Steel Co.
     9.50%, 2004                                            25,000
  21,298         18,750
  Republic Engineered Steels, Inc.
     9.875%, 2001                                           25,000
  23,580         23,250
  Wierton Steel Corp.
    10.75%, 2005                                            50,000
  49,260         46,500

 -------        -------

  94,138         88,500

 -------        -------
Leasing(.2%)
  GPA Delaware, Inc.
     8.75%, 1998                                            50,000
  41,563         44,500

 -------        -------

Leisure & Entertainment (2.2%)
  Adelphia Communications Corp.
    12.50%, 2002                                            25,000
  24,879         25,375
  Australis Media Ltd.
     0.00%, 2003                                            75,000
  39,304         43,125
  Bally Park Place Funding
     9.25%, 2004                                            50,000
  46,502         47,125
  Bell Cablemedia PLC
     0.00%, 2004                                            75,000
  50,466         48,563
  Comcast Corp.
     9.375%, 2005                                           50,000
  49,763         50,375
  Greate Bay Property Funding
    10.875%, 2004                                           25,000
  21,570         21,750
  GNF Corp.
    10.625%, 2003                                           50,000
  41,068         43,250
  Helicon Group Ltd.
     9.00%, 2003                                            50,000
  45,962         46,125
  Kloster Cruise Ltd.
    13.00%, 2003                                            25,000
  21,694         17,750
  New World Communications Corp.
     0.00%, 1999                                            75,000
  50,030         49,125
  Santa Fe Hotel
    11.00%, 2000                                            50,000
  49,278         44,500
  Selmer Company, Inc.
    11.00%, 2005                                            50,000
  50,000         48,000
  Sinclair Broadcast Group, Inc.
    10.00%, 2005                                            50,000
  50,000         50,375
  Trump Plaza Funding
    10.875%, 2001                                           50,000
  43,563         46,000
  Trump Taj Mahal
    0.00%, 1999                                             50,000
  38,437         42,250

 -------        -------

 622,516        623,688

 -------        -------
Machinery & Equipment(.2%)
  Specialty Equipment Companies, Inc.
    11.375%, 2003                                           50,000
  50,500         52,500

 -------        -------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                                         Principal
                 Market
                      Security                              Amount
    Cost          Value
                      --------                           ---------
    ----         ------
Manufacturing(.9%)
  American Standard, Inc.
    0.00%, 2005                                            $50,000
 $39,419        $38,625
  Day International Group, Inc.
    11.125%, 2005                                           50,000
  50,000         52,625
  Huntsman Corp.
    10.625%, 2001                                           50,000
  53,063         53,000
  Interlake Corp.
    12.125%, 2002                                           50,000
  51,000         49,500
  International Wire Group, Inc.
    11.75%, 2005                                            50,000
  50,000         50,125
  Jordan Industries, Inc.
    10.375%, 2003                                           25,000
  23,780         23,188

 -------        -------

 267,262        267,063

 -------        -------
Oil & Gas(.3%)
  Maxus Energy Corp.
     9.875%, 2002                                           50,000
  47,083         48,375
  Mesa Capital CP
     0.00%, 1998                                            50,000
  48,920         45,750

 -------        -------

  96,003         94,125

 -------        -------
Paper & Forest Products(1.3%)
  Crown Packaging Holdings Ltd.
     0.00%, 2003                                           100,000
  51,386         47,500
  Doman Industries Ltd.
     8.75%, 2004                                            50,000
  48,044         47,875
  Gaylord Container Corp.
     0.00%, 2005                                            50,000
  50,605         49,750
  Grupo Industrial Durango
    12.00%, 2001                                            75,000
  60,907         66,465
  Indah Kiat Pulp & Paper Corp.
    11.875%, 2002                                           50,000
  51,000         51,000
  Malette, Inc.
    12.25%, 2004                                            50,000
  54,125         55,500
  Stone Container Corp.
     9.875%, 2001                                           50,000
  49,935         49,561

 -------        -------

 366,002        367,651

 -------        -------
Printing & Publishing(.1%)
  Marvel III Holdings Inc.
     9.125%, 1998                                           25,000
  23,027         22,875

 -------        -------

Retail Trade(1.3%)
  Dairy Mart Convenience Stores, Inc.
    10.25%, 2004                                            50,000
  41,775         42,750
  Duane Reade Corp.
    12.00%, 2002                                            50,000
  45,063         44,125
  Farm Fresh, Inc.
    12.25%, 2000                                            50,000
  48,680         47,500
  Hills Stores Co.
    10.25%, 2003                                            50,000
  49,450         46,000
  Pathmark Stores, Inc.
     0.00%, 2003                                           100,000
  61,391         65,750
  Penn Traffic Co.
     9.625%, 2005                                           50,000
  47,914         41,125
  Ralph's Grocery Co.
    11.00%, 2005                                            50,000
  50,000         47,000
  Waban, Inc.
    11.00%, 2004                                            50,000
  51,750         51,000

 -------        -------

 396,023        385,250

 -------        -------
Telecommunications(.7%)
  Centennial Cellular Corp.
    10.125%, 2005                                           50,000
  49,816         49,500
  Intermedia Communications of Florida, Inc.
    13.50%, 2005                                            50,000
  50,000         52,375
  MFS Communications Company, Inc.
     0.00%, 2004                                            75,000
  53,792         55,875

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                                         Principal
                 Market
                      Security                              Amount
    Cost          Value
                      --------                           ---------
    ----         ------
  Nextel Communications, Inc.
     0.00%, 2004                                          $100,000
 $55,357        $48,500

-----------    -----------

 208,965        206,250

-----------    -----------

Total Corporate Bonds
2,585,479      2,568,652

-----------    -----------

U.S. GOVERNMENT & AGENCY LONG-TERM OBLIGATIONS (9.4% OF NET ASSETS)

U.S. Treasury Bond
   8.125%, 2019                                            460,000
 492,775        531,875
U.S. Treasury Notes
   5.125%, 1998                                          1,550,000
1,492,106      1,520,457
   7.250%, 2004                                            610,000
 622,256        647,265

-----------    -----------

Total U.S. Government & Agency Long-Term Obligations
2,607,137      2,699,597

-----------    -----------

FOREIGN CURRENCY (.1% OF NET ASSETS)

Canadian Dollar                                              1,897
     349            352
Deutsche Mark                                                6,272
   4,489          4,274
Finnish Markka                                               9,583
   2,198          2,184
French Franc                                                15,122
   3,156          2,997
Hong Kong Dollar                                            15,262
   1,972          1,972
Indonesian Rupiah                                          340,001
     150            150
Italian Lira                                               898,170
     565            553
Netherlands Guilder                                          2,417
   1,492          1,470
Norwegian Krone                                              6,800
   1,080          1,059
Pound Sterling                                                 882
   1,395          1,369
Spanish Peseta                                             171,609
   1,437          1,368
Swedish Krona                                               10,923
   1,503          1,496
Swiss Franc                                                  2,617
   2,264          2,172
Thailand Baht                                                9,720
     388            388

-----------    -----------

Total Foreign Currency
  22,438         21,804

-----------    -----------



REPURCHASE AGREEMENTS(4.6% OF NET ASSETS)

State Street Bank & Trust Co.
   5.00%, due 9/1/95                                     1,324,000
1,324,000      1,324,000

-----------    -----------

TIME DEPOSITS(1.8% OF NET ASSETS)

State Street Bank & Trust Co.
  3.25%, due 9/1/95                                        510,000
 510,000        510,000

-----------    -----------

TOTAL INVESTMENTS
$26,742,140    $28,567,216

-----------    -----------

Notes to Schedule of Investments
August 31, 1995 (Unaudited)

1.   Aggregate gross unrealized appreciation (depreciation) as of August
31,
     1995, based on cost for Federal income tax purposes, was as follows:


Accounts

--------
                                                       Diversified
                Capital
                                                            Income
Balanced   Appreciation

----------------------------------------------
   Aggregate gross unrealized appreciation                $687,083
2,272,023     $2,211,616
   Aggregate gross unrealized depreciation                (157,704)
(440,933)      (386,540)
                                                       -----------
-----------    -----------
   Net unrealized appreciation                            $529,379
$1,831,090     $1,825,076
                                                       -----------
-----------    -----------

2. The aggregate cost of investments for
   Federal income tax purposes was:                    $21,337,190
$34,848,140    $26,742,140
                                                       -----------
-----------    -----------

3. Purchases and sales of securities
   (excluding short-term securities) for
   the two months ended August 31, 1995
   are summarized as follows:

   Purchases                                            $2,299,539
$5,418,825     $4,950,124
   Sales                                                $1,234,206
$4,935,528     $4,294,460

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
STATEMENT OF NET ASSETS
August 31, 1995 (Unaudited)



-------------------------------------------------

    LIFESPAN

    ACCOUNTS

-------------------------------------------------
                                                           DIVERSIFIED
                    CAPITAL
                                                              INCOME
    BALANCED      APPRECIATION

-------------------------------------------------
ASSETS

   Investments:
     Bonds, at market value
      (Cost $15,778,761, $13,949,898, $5,192,616)            $16,058,841
   $14,121,564      $5,268,249
     Common stocks, at market value
      (Cost $4,508,977, $18,422,533, $19,095,997)              4,791,078
    20,079,964      20,843,438
     Preferred stocks, at market value
      (Cost $361,452, $597,090, $597,089)                        328,650
       599,725         599,725
     Foreign currency, at market value
      (Cost $22,619, $22,438)                                         --
        21,977          21,804
     Short-term securities                                       688,000
     1,856,000       1,834,000

-------------------------------------------------
                                                              21,866,569
    36,679,230      28,567,216
   Cash                                                           57,357
       132,449         113,684
   Investment income receivable                                  308,136
       308,384         138,817
   Receivable from securities sold                                38,047
       638,065         191,262
   Receivable from Fund shares sold                                   --
        61,542         125,380
   Foreign currency market receivable                                 --
        39,255          39,255
   Foreign tax receivable                                             --
         4,826           4,826

-------------------------------------------------
   Total Assets                                               22,270,109
    37,863,751      29,180,440

-------------------------------------------------

LIABILITIES

   Accrued expenses payable                                       44,859
        65,126          44,241
   Payable for securities purchased                               69,540
       109,538         299,613

-------------------------------------------------
   Total Liabilities                                             114,399
       174,664         343,854

-------------------------------------------------

NET ASSETS                                                   $22,155,710
   $37,689,087     $28,836,586

-------------------------------------------------

-------------------------------------------------

OUTSTANDING SHARES                                             2,149,005
     3,514,925       2,652,171

-------------------------------------------------

-------------------------------------------------

NET ASSET VALUE PER SHARE                                         $10.31
        $10.72          $10.87

-------------------------------------------------

-------------------------------------------------

NET ASSETS CONSIST OF:
  Capital (par value and paid-in surplus)                    $21,533,496
   $35,240,372     $26,617,638
  Undistributed net investment income                             19,328
       220,115         108,720
  Accumulated undistributed net realized gain                     73,507
       358,255         245,897
  Net unrealized appreciation                                    529,379
     1,870,345       1,864,331

-------------------------------------------------

NET ASSETS                                                   $22,155,710
   $37,689,087     $28,836,586

-------------------------------------------------

-------------------------------------------------


The accompanying notes are an integral part of these financial statements.

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
STATEMENT OF OPERATIONS
For the period from May 1, 1995 (Inception) to August 31, 1995 (Unaudited)



-------------------------------------------------

    LIFESPAN

    ACCOUNTS

-------------------------------------------------
                                                           DIVERSIFIED
                    CAPITAL
                                                              INCOME
    BALANCED      APPRECIATION

-------------------------------------------------
INVESTMENT INCOME
   Income:
     Interest                                                   $402,059
      $443,074        $212,278
     Dividends                                                    75,153
       165,387         165,547

-------------------------------------------------
   Total Income                                                  477,212
       608,461         377,825

-------------------------------------------------

   Expenses:
     Investment advisory fees                                     52,915
       100,551          75,904
     Distribution fees                                            17,638
        29,574          22,325
     Other                                                        35,277
        53,232          40,184

-------------------------------------------------
   Total Expenses                                                105,830
       183,357         138,413

-------------------------------------------------

NET INVESTMENT INCOME                                            371,382
       425,104         239,412

-------------------------------------------------

REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
    Net realized gain on investments                              73,507
       369,161         256,932
    Net realized loss on foreign currency                             --
       (10,906)        (11,035)
    Net unrealized appreciation on investments                   529,379
     1,831,090       1,825,076
    Net unrealized appreciation on foreign currency                   --
        39,255          39,255

-------------------------------------------------

NET REALIZED AND UNREALIZED
   GAIN ON INVESTMENTS                                           602,886
     2,228,600       2,110,228

-------------------------------------------------

NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS                                    $974,268
    $2,653,704
$2,349,640

-------------------------------------------------

-------------------------------------------------


The accompanying notes are an integral part of these financial statements.

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
STATEMENT OF CHANGES IN NET ASSETS
For the period from May 1, 1995 (Inception) to August 31, 1995 (Unaudited)



-------------------------------------------------

    LIFESPAN

    ACCOUNTS

-------------------------------------------------
                                                           DIVERSIFIED
                    CAPITAL
                                                              INCOME
    BALANCED      APPRECIATION

-------------------------------------------------
INCREASE IN NET ASSETS
  FROM OPERATIONS:
    Net investment income                                       $371,382
      $425,104        $239,412
    Net realized gain on investments                              73,507
       369,161         256,932
    Net realized loss on foreign currency                             --
       (10,906)        (11,035)
    Net unrealized appreciation                                  529,379
     1,870,345       1,864,331

-------------------------------------------------
    Net increase in net assets
      resulting from operations                                  974,268
     2,653,704       2,349,640

-------------------------------------------------

  DIVIDENDS TO SHAREHOLDERS FROM:
    Net investment income                                       (352,054)
     (204,989)       (130,692)
    Net realized gain from investment transactions                    --
            --              --

-------------------------------------------------
                                                                (352,054)
     (204,989)       (130,692)

-------------------------------------------------

  FROM CAPITAL SHARE TRANSACTIONS:
    Net proceeds from sale of shares                          21,187,396
    35,046,498      26,497,646
    Net asset value of shares issued to
      shareholders from reinvestment of dividends                346,243
       204,989         130,692
    Cost of shares reacquired                                       (143)
      (11,115)        (10,700)

-------------------------------------------------
    Increase in net assets derived from
      capital share transactions                              21,533,496
    35,240,372      26,617,638

-------------------------------------------------

NET INCREASE IN NET ASSETS                                    22,155,710
    37,689,087      28,836,586

NET ASSETS - BEGINNING OF PERIOD                                      --
            --              --

-------------------------------------------------

NET ASSETS - END OF PERIOD                                   $22,155,710
   $37,689,087     $28,836,586

-------------------------------------------------

-------------------------------------------------

Undistributed net investment income included in
  net assets at end of period                                    $19,328
      $220,115        $108,720

-------------------------------------------------

-------------------------------------------------

Undistributed net realized gain on investments
  included in net assets at end of period                        $73,507
      $369,161        $256,932

-------------------------------------------------

-------------------------------------------------


The accompanying notes are an integral part of these financial statements.

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
FINANCIAL HIGHLIGHTS
For the period from May 1, 1995 (Inception) to August 31, 1995 (Unaudited)

     Selected data for a share of capital stock outstanding throughout the period:

                                        Net Realized   Distributions
                            Ratio of       Ratio of Net
                            Dividends   & Unrealized     From Net
Net Asset    Net Asset       Operating
    Investment
Year              Net       From Net     Gain (Loss)     Realized
Value at     Value at       Expenses to
     Income to
Ended         Investment   Investment        on           Gain on
Beginning       End           Average
        Average
December 31     Income       Income      Investments    Investments
of Period    of Period    Net
Assets (b)   Net Assets (b)
-----------------------------------------------------------------------
-----------------------------------------------
-----------
LIFESPAN DIVERSIFIED INCOME ACCOUNT
1995(a)          $.18        $(.17)         $.30           $ --
$10.00       $10.31           1.50%
5.26%


LIFESPAN BALANCED ACCOUNT
1995(a)          $.12        $(.06)         $.66           $ --
$10.00       $10.72           1.55%
3.59%


LIFESPAN CAPITAL APPRECIATION ACCOUNT
1995(a)          $.09        $(.05)         $.83           $ --
$10.00       $10.87           1.55%
2.68%


                  Net
                Assets
               at End of     Annual
Portfolio     Period (in      Total
Turnover (b)  Thousands)   Return (c)
-------------------------------------
LIFESPAN DIVERSIFIED INCOME ACCOUNT
50.19%          $22,156       4.81%


LIFESPAN BALANCED ACCOUNT
81.69%          $37,689       7.83%


LIFESPAN CAPITAL APPRECIATION ACCOUNT
64.27%          $28,837       9.25%

(a) For the period from May 1, 1995 (Inception) to August 31, 1995
(b) Annualized
(c) Annual total returns do not include the effect of sales charges

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
NOTES TO FINANCIAL STATEMENTS
For the period from May 1, 1995 (Inception) to August 31, 1995 (Unaudited)

1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Connecticut Mutual Investment Accounts, Inc. (the Fund), a Maryland corporation, is registered under the Investment Company Act of 1940, as
     amended, as an open-end management investment company. The Fund is comprised of thirteen distinct mutual funds, including the following three
     LifeSpan Accounts included in these financial statements: Diversified Income, Balanced and Capital Appreciation. An interest in the Fund is
     limited to the assets of the Account or Accounts in which shares are held by shareholders, and such shareholders are entitled to a pro rata share of all dividends and distributions arising from the net investment income and net realized capital gains on the investments of such Accounts.

     The following is a summary of significant accounting policies followed by the Fund:

     (a) Valuation of Investment Securities - Equity and debt securities which are traded on securities exchanges are valued at the last sales price as of the close of business on the day the securities are being valued. Lacking any sales, equity securities are valued at the last
          bid price and debt securities are valued at the mean between closing bid and asked prices. Securities traded in the over-the-counter market and included in the NASDAQ National Market System are valued using the last sales price when available. Otherwise, over-the-counter securities are valued at the mean between the bid and asked prices or
          yield equivalent as obtained from one or more dealers who make a market in the securities. Short-term securities are valued on an amortized cost basis, which approximates market value.
Securities for
          which market quotations are not readily available are valued at fair value as determined in accordance with procedures established by the
          Board of Directors of the Fund, including the use of valuations furnished by a private service retained by the custodian.

     (b) Foreign Currency Transactions - Foreign currency transactions are translated to U. S. dollars at the prevailing exchange rate on the trade date. Since investment transactions are recorded on a trade date basis, the prevailing exchange rate may differ on actual settlement date. Similarly, the prevailing exchange rate on ex-dividend or interest receivable date may vary from the date when dividends
or
          interest are received. These differences give rise to currency gains and losses which are included as a component of investment income. For the four months ended August 31, 1995, the Balanced Account and the
          Capital Appreciation Account had net currency gains of $5,445 and
          $5,603, respectively.

     (c) Federal Income Taxes - The Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. Under such provisions, by distributing substantially all
          of its taxable income to its shareholders or otherwise complying with requirements for regulated investment companies, the Fund will not be subject to Federal income taxes. Accordingly, no provision for Federal income taxes is required. For Federal tax reporting purposes, each
          Account is treated as a separate taxable entity.

     (c) Gains and Losses - Realized gains and losses from sales of investments are determined on the identified cost basis.

     (d)  Affiliate Holdings - Connecticut Mutual Life Insurance Company
owns
          7,905,525 shares of the three LifeSpan Accounts of the Fund as follows:
               Diversified Income       Balanced       Capital
Appreciation
                    2,033,203           3,359,773            2,512,549

     (e) Other - Investment transactions are accounted for on the trade date which is the date the order to buy or sell is executed.
Dividend
          income is recorded on the ex-dividend date and interest income is accrued on a daily basis. All expenses are accrued on a daily basis.

2.   INVESTMENT ADVISORY FEES AND OTHER AFFILIATE TRANSACTIONS

     The Fund has an Investment Advisory Agreement with G.R. Phelps & Co.,
Inc.
     (the Investment Adviser), a wholly-owned subsidiary of Connecticut
Mutual
     Life Insurance Company. Subject to review by the Board of Directors of the
     Fund, the Investment Adviser is responsible for the investment management
     (the buying, holding and selling of securities) for all Accounts and has engaged three Sub-Advisers to assist in the selection of portfolio investments for three of the Components of the Accounts. Scudder,
Stevens &
     Clark, Inc. is the Sub-Adviser to the International Equity Component,
BEA
     Associates is the Sub-Adviser to the High Yield Bond Component and
Pilgrim
     Baxter & Associates is the Sub-Adviser to the Small Cap Component.
The
     Fund's Board of Directors has approved all Sub-Advisory Agreements.
The
     Investment Adviser performs certain administrative services for all the
     Accounts.

     The Diversified Income Account, Balanced Account and Capital
Appreciation
     Account each pay monthly to the Investment Adviser a fee equal on an annual basis to 0.75%, 0.85% and 0.85%, respectively, of the respective
Accounts'
     first $250 million of average daily net assets and 0.65%, 0.75% and 0.75%, respectively, on such assets over $250 million.

     The investment advisory fees, which also cover certain administrative
and
     management services, amounted to $229,370 for all Accounts for the four
     months ended August 31, 1995. As compensation for their services to the
     Accounts, the Sub-Advisers received the following fees for the four months
     ended August 31, 1995: Scudder, Stevens & Clark, Inc. - $25,965, BEA Associates - $16,189 and Pilgrim Baxter & Associates - $22,597. For
the
     four months ended August 31, 1995, the Investment Adviser, serving as
     principal underwriter for sale of shares of the Accounts, earned
$130,800
     related to sales charges deducted from proceeds for shares sold.

     On May 1, 1995, each Account adopted a distribution plan (Plan) in accordance with the requirements of Rule 12b-1 of the Investment
Company
     Act of 1940. Under each Plan, each Account pays G. R. Phelps & Co.,
Inc.
     (the Distributor) a fee as reimbursement for its expenditures incurred in distributing and servicing shares of the Account. The Accounts accrue fees daily and pay fees monthly to the Distributor at an annual rate of 0.25% of each Account's average daily net assets. For the four months ended
August
     31, 1995, the Distributor received $69,537 in fees from these Accounts.

3.   DISTRIBUTIONS TO SHAREHOLDERS

     Dividends from net investment income are declared and paid monthly for the
     Diversified Income Account and semi-annually for the Balanced and Capital
     Appreciation Accounts. All net realized capital gains, if any, are declared and paid at least annually.

4.   CAPITAL STOCK

     The authorized capital stock of the Fund at August 31, 1995 consisted of
     3,000,000,000 shares of common stock, par value $0.001 per share. The shares of stock are divided among thirteen separate Accounts, three of
     which are indicated below. All shares of common stock have equal voting rights, except that only shares of a particular Account are entitled to vote on matters pertaining to that Account.

     Transactions in capital stock were as follows:

                                         For the period from May 1, 1995
(Inception)
                                         to August 31, 1995

--------------------------------------------
                                        Diversified
Capital
                                          Income        Balanced
Appreciation

--------------------------------------------
     Shares authorized (in millions)           200            200
    200

--------------------------------------------

--------------------------------------------

     Shares sold                         2,115,288      3,496,008
2,640,518
     Shares issued to shareholders
       from reinvestment of dividends       33,731         19,960
 12,688

--------------------------------------------
         Total issued                    2,149,019      3,515,968
2,653,206
     Shares reacquired                         (14)        (1,043)
 (1,035)

--------------------------------------------

     Net increase                        2,149,005      3,514,925
2,652,171

--------------------------------------------

--------------------------------------------

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
                          ---------------------------
                               1995 ANNUAL REPORT
DEAR CMIA SHAREHOLDER:
      The stock and bond markets both turned in impressive performances last year, making 1995 a banner year for investors. It was a year in which the Dow
Jones Industrial Average exceeded 5200 and the yield on the 30-year Treasury bond dropped by almost 200 basis points.
      What went right for the markets in 1995? Just about everything that mattered.
      We entered the year with a strong economy. The Central Bank, in a tightening mode, had been increasing interest rates to head off inflation. The
November elections brought victory for the Republicans in Congress, signalling a better political time for markets.
      As expected, the increasing interest
rates of 1994 and early 1995 put the
brakes on the economy, slowing it
sufficiently to avoid higher inflation,
but not enough to cause a recession. The
Fed began to ease its grip on interest
rates, the dollar gathered strength, and inflation remained stagnant -- setting a positive tone for the bond market and providing a good backdrop for the stock market.
      At the same time, corporate earnings
grew vigorously and the federal government continued moving toward greater fiscal responsibility -- contributing to a superlative year for the stock market.
      Because our portfolio managers were
anticipating this type of environment,
Connecticut Mutual Investment Accounts
(CMIA) investors were able to capitalize on market trends. All of the CMIA funds performed well in their respective categories.
      The CMIA Liquid Account, as with all
money market funds, responded to lower
inflation and lower interest rates with
modest returns. The CMIA Liquid Fund was up 5.11 percent for the 12 months ended
December 31, 1995 -- in line with the
category average of 5.37 percent,
according to Lipper Analytical Services,
Inc.
      The CMIA Income Account was up 11.72
percent, compared with the category
average increase of 10.84 percent for the 12 months ended December 31, 1995, according to Lipper. The Fund was well-positioned for a decreasing interest rate environment and held maturities that were a little longer than the average bond fund.
      The CMIA Total Return Account, with
a mix of stocks, bonds and cash, ended the 12 months with a 23.95 percent increase, according to Lipper. The Fund maintained its strict asset allocation discipline, but a slight underweight in stocks contributed to its underperformance. The category average was 25.16 percent.
      The CMIA Growth Account boasted a
36.40 percent gain in the 12 months ended
December 31, 1995, according to Lipper,
outperforming the category average
increase of 30.79 percent. The Fund's
investment discipline of looking for
stocks with low P/Es and positive earnings surprise contributed to its impressive results.
      The CMIA Government Securities
Account performed well, turning in a gain of 17.90 percent and outperforming the category average of 17.34 percent for the 12 months, according to Lipper. The Fund continued to de-emphasize mortgage-backed securities and held bonds with maturities a little longer than average.
      We are certainly pleased with the performance of CMIA throughout
1995, and
we will continue to monitor economic and market conditions to help maintain
CMIA's position as a top-performing mutual fund.
      You likely will find that the expertise of our investment professionals is even more valuable as we grapple with the federal budget battle and anticipate the Presidential elections in the months ahead.

ECONOMIC FORECAST: FIRST AND SECOND QUARTERS 1996
    A look ahead at 1996 shows a continuation of 1995, with low inflation,
a
slow economy and continued reductions in interest rates by the Fed. This scenario --
               combined with a strong dollar and decreasing rates overseas
--
               provides a favorable backdrop for the bond market.
                     In the bond market, the ingredients for still lower yields are present, but most of the rally seems to be behind us.
With
               our inflation forecast of 2 percent, long-term treasury yields should be about 6 percent.
                     A strong bond market and low interest rates should fuel
               more growth in the stock market. That growth could, however, be dampened by a lag in corporate earnings. Lackluster corporate earnings could introduce downward pressures on the market and create some volatility.

                     Our investment managers also are keeping a close eye on
               Washington. Although the current battle over the federal budget signifies another step in the march toward fiscal responsibility, it could create short-term volatility in the markets. The presidential election in November bears watching as well.
                     Overall, the fundamentals are extraordinarily bullish: a
               slowing economy, no inflation, improving prospects of a balanced federal budget and falling short-term interest rates. Until these dynamics change, we look forward to another strong year in the financial markets.

               SUMMARY
                   For most investors, the current bull market is a dream come true. But, anyone who has watched the markets over time knows that circumstances can change quickly and double-digit returns can easily dwindle.
                     Successful investors anticipate those ups and downs and
               ride them out -- because they know that, in the long run, the stock market has provided financial rewards. That why we, too, stick to a tried and true investment discipline designed to work in good times and in bad, over time.
                     On the whole, we are pleased with the results of CMIA for
               1995 and we hope you share our enthusiasm and optimism for the coming year. If you want to know more about CMIA and the options available to you, talk to your registered representative or call
               1-800-234-5606.

               David E. Sams, Jr.
               PRESIDENT AND CHIEF EXECUTIVE OFFICER
               CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                                      THE CMIA ACCOUNTS

LIQUID
The objective of this Account is to achieve as high a level of current income as possible consistent with safety of principal and maintenance of liquidity by investing in money market instruments.

GOVERNMENT SECURITIES
The Account seeks to provide a high level of current income with a high degree of safety of principal by investing in securities issued by, or guaranteed as to principal and interest by, the U.S. Government, its agencies, or authorities or instrumentalities and by obligations that are fully collateralized or otherwise fully backed by U.S. Government Securities.*

INCOME
This objective of this Account is to obtain a high level of current income consistent with prudent investment risk and preservation of capital, by investing primarily in fixed-income debt securities that generally mature within five years of purchase.

TOTAL RETURN
This Account attempts to maximize over time the return achieved from capital appreciation and income by varying the allocation of the Account's assets among stocks, corporate bonds, securities issued by the U.S. Government, and money market instruments of the type acquired respectively by the Growth Account, the Government Securities Account, the Income Account and the Liquid
Account.

GROWTH
This Account invests in common stock with low price-earnings ratios and better than anticipated earnings, with the goal of long-term growth of capital.

           PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE PERFORMANCE. LIPPER RANKINGS DO NOT TAKE INTO CONSIDERATION THE EFFECT OF SALES CHARGES AND
HAD SALES CHARGES BEEN INCLUDED, THE PERFORMANCE RANKINGS WOULD HAVE BEEN
LESS
FAVORABLE.
* THE GOVERNMENT BACKING APPLIES ONLY TO THE TIMELY PAYMENT OF PRINCIPAL
AND
INTEREST AND DOES NOT APPLY TO THE SHARES OF THE FUND.

THIS MATERIAL IS INTENDED FOR USE ONLY WHEN ACCOMPANIED OR PRECEDED BY A PROSPECTUS.

                                 LIQUID ACCOUNT

The CMIA Liquid Account showed a 5.11 percent increase -- about comparable with the Lipper category average of 5.37 percent -- for the year ended December
31, 1995.

Money market yields were modest, consistent with low interest rates and low inflation in 1995. We expect interest rates to remain low and money markets to continue producing low yields

Over time, however, the CMIA Liquid Account has turned in respectable results, with a 20.5% return for the five years ended December 31, 1995, according to Lipper Analytical Services, Inc.

SCHEDULE TO PROSPECTUS OF CMIA LIQUID ACCOUNT

Graphic material included in Prospectus of CMIA Liquid Account:
"Comparison
of Total Return of CMIA Liquid Account with the Consumer Price Index -- Change in Value of $10,000 Hypothetical Investments in CMIA Liquid Account and the
Consumer Price Index."

Linear graphs will be included in the Prospectus of CMIA Liquid Account
(the
"Fund") depicting the initial account value and subsequent account value of a hypothetical $10,000 investment in the Fund. The graph will cover the period from 12/31/85 through 12/31/95. The graph will compare such values with hypothetical $10,000 investments over the same time periods in the Consumer Price Index. Set forth below are the relevant data points that will appear on the linear graph. Additional information with respect to the foregoing, including a description of the Consumer

Price Index, is set forth in the Prospectus under "Performance of the Fund
-- Comparing the Fund's Performance to the Market."

    FISCAL
    PERIOD   CMIA
    ENDED    LIQUID FUND  CPI
-----------  -----------  ---------
  12/31/85       10,000      10,000
  12/31/86       10,603      10,119
  12/31/87       11,236      10,566
  12/31/88       12,003      11,032
  12/31/89       13,027      11,543
  12/31/90       14,008      12,265
  12/31/91       14,751      12,630
  12/31/92       15,177      13,005
  12/31/93       15,525      13,361
  12/31/94       16,054      13,708
  12/31/95       16,875      14,064

Comparative performance of $10,000 invested in the CMIA Liquid Account and the Consumer Price Index. The Consumer Price Index is an unmanaged index and represents price changes in a broad market basket of consumer goods and is indicative of the rate of inflation. AN INVESTMENT IN THE LIQUID ACCOUNT IS
NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT AND THERE IS NO
ASSURANCE
THAT THE MONEY MARKET INSTRUMENTS WILL BE ABLE TO MAINTAIN A STABLE NET
ASSET
VALUE.

Past performance is not predictive of future performance.
-----------------------------------------------------------------------
---------

*FOR PERIODS ENDED 12/31/95. THE W/O SC RETURNS DO NOT REFLECT THE EFFECTS OF SALES CHARGES. THE W/ SC ASSUMES THE CURRENT MAXIMUM INITIAL SALES CHARGES OF 2.00% FOR THE INCOME ACCOUNT, 4.00% FOR THE GOVERNMENT
SECURITIES ACCOUNT AND 5.00% FOR THE TOTAL RETURN AND GROWTH ACCOUNTS. THE LIQUID ACCOUNT HAS NO INITIAL SALES CHARGES.

ALL PORTFOLIOS BECAME EFFECTIVE SEPTEMBER 16, 1985 EXCEPT FOR THE LIQUID ACCOUNT WHICH WAS FIRST OFFERED TO THE PUBLIC ON MARCH 31, 1982.

STANDARD RETURNS ARE NET OF FUND EXPENSES AND INCLUDE REINVESTMENT OF DIVIDENDS AND CAPITAL GAINS.

1LIPPER RANKINGS DO NOT TAKE INTO CONSIDERATION THE EFFECT OF SALES
CHARGES
AND HAD SALES CHARGES BEEN INCLUDED, THE PERFORMANCE RANKINGS MAY HAVE
BEEN
LESS FAVORABLE.



                                   GOVERNMENT
                                   SECURITIES
                                    ACCOUNT

The CMIA Government Securities Account outperformed the competition, turning in a 17.90 percent return for the year ended December 31, 1996, compared with
17.34 percent for the Lipper category average.

We continued to de-emphasize mortgage-backed securities, which tend to underperform in periods of falling interest rates. We also maintained bonds with maturities a little longer than average, which paid off well in last year's falling rate environment.

We will continue with these strategies as we look for interest rates to remain low and the bond market to remain healthy.

Over  the  past five  years  ended December  31,  1995, the  CMIA
Government
Securities Account has provided a return of 51.67 percent.

SCHEDULE TO PROSPECTUS OF CMIA GOVERNMENT SECURITIES ACCOUNT

Graphic material included in Prospectus of CMIA Government Securities
Account:  "Comparison of  Total Return of CMIA Government Securities
Account
 with the Consumer Price Index and the Merrill Lynch Government Master
Index
-- Change in Value of  $10,000 Hypothetical  Investments in  CMIA
Government
Securities Account and the Consumer Price Index and the Merrill Lynch Government Master Index."

Linear graphs will be included in the Prospectus of CMIA Government Securities Account (the "Fund") depicting the initial account value and subsequent account value of a hypothetical $10,000 investment in the Fund.
The graph will  cover the  period from  12/31/85  through  12/31/95.  The graph  will  compare  such  values  with hypothetical $10,000  investments over the same time periods in the Consumer Price Index and the Merrill
Lynch Government Master Index. Set forth below are the relevant data points that will appear on the linear graph. Additional information with respect to the foregoing, including a description of the Consumer

Price Index and Merrill Lynch Government Master Index, is set forth in the
Prospectus under "Performance of the Fund -- Comparing the Fund's Performance to the Market."


             CMIA
    FISCAL   GOVERNMENT            MERRILL LYNCH
    PERIOD   SECURITIES            GOVERNMENT
    ENDED    FUND       CPI        MASTER INDEX
-----------  ---------  ---------  -------------
  12/31/85      10,000     10,000       10,000
  12/31/86      10,719     10,119       11,539
  12/31/87      11,076     10,566       11,789
  12/31/88      11,961     11,032       12,627
  12/31/89      13,648     11,543       14,412
  12/31/90      14,936     12,265       15,684
  12/31/91      17,181     12,630       18,069
  12/31/92      18,224     13,005       19,376
  12/31/93      19,966     13,361       21,435
  12/31/94      19,132     13,708       20,743
  12/31/95      22,558     14,064       24,540

Comparative  performance  of  $10,000   invested  in  the  CMIA
Government
Securities  Account, the Merrill Lynch Government  Master Index and the
Consumer
Price Index. The Merrill Lynch Government Master Index represents a broad index of unmanaged Government bonds not adjusted for expenses. If portfolio expenses had been applied to the index, its ending value would have been lower. The
Consumer Price Index is an unmanaged index and represents price changes in a broad market basket of consumer goods and is indicative of the rate of inflation.

Past performance is not predictive of future performance.


                                 INCOME ACCOUNT

The  CMIA  Income Account  had another  very  competitive year,  providing
a
return of 11.72 percent  -- compared with the  Lipper category average of
10.84
percent for other investment guide short-term bond funds.

The Fund continued to invest in high quality corporate bonds and was well-positioned for the declining interest rate environment. In line with our economic views, we held bonds with slightly longer than average maturities. We continued our conservative management approach and maintained relatively stable net asset values.

The CMIA Income account, in fact, was cited by U.S. NEWS & WORLD REPORT on
January 29, 1996 as one of the "best funds for the long haul" -- funds that are
"tops at rewarding investors over time."

Over the past five years ended December 31, 1996, the CMIA Income Account has rewarded investors handsomely with a 46.26 percent return, according to
Lipper.

As interest rates and inflation remain low, we expect bond funds such as the
CMIA Income Account to continue to perform well.

SCHEDULE TO PROSPECTUS OF CMIA INCOME ACCOUNT

Graphic material included in Prospectus of CMIA Income
Account:  "Comparison of  Total Return of CMIA Income Account
with the Consumer Price Index and the Salomon Brothers 1-3 Year
Treasury/Government Sponsored/Corporate Index -- Change in Value of
$10,000
Hypothetical  Investments in  CMIA Income
Account and the Consumer Price Index and the Salomon Brothers 1-3 Year Treasury/Government Sponsored/Corporate Index."

Linear graphs will be included in the Prospectus of CMIA Income Account
(the
"Fund") depicting the initial account value and subsequent account value of a hypothetical $10,000 investment in the Fund. The graph will cover the period from 12/31/85 through 12/31/95. The graph will compare such values with hypothetical $10,000 investments over the same time periods in the Consumer Price Index and the Salomon Brothers 1-3 Year Treasury/Government Sponsored/Corporate Index. Set forth below are the relevant data points that will appear on the linear graph. Additional information with respect to the foregoing, including a description of the Consumer Price Index and the Salomon Brothers 1-3 Year Treasury/Government Sponsored/Corporate Index, is set forth in the Prospectus under "Performance of the Fund -- Comparing the Fund's Performance to the Market."

                                     SALOMON
                                     BROTHERS
                                     1-3 YEAR
                                     TREASURY/
    FISCAL                           GOVERNMENT
    PERIOD   CMIA                    SPONSORED/
    ENDED    INCOME FUND  CPI        CORPORATE INDEX
-----------  -----------  ---------  ---------------
  12/31/85       10,000      10,000        10,000
  12/31/86       10,900      10,119        11,046
  12/31/87       11,121      10,566        11,677
  12/31/88       11,886      11,032        12,424
  12/31/89       13,001      11,543        13,782
  12/31/90       13,824      12,265        15,119
  12/31/91       15,789      12,630        16,911
  12/31/92       16,831      13,005        18,002
  12/31/93       18,173      13,361        19,017
  12/31/94       18,097      13,708        19,133
  12/31/95       20,227      14,064        21,216

Comparative performance of $10,000 invested in the CMIA Income Account, the
Salomon Brothers 1-3 Year Treasury/Government Sponsored/Corporate Index and the
Consumer Price Index. The Salomon Brothers Index represents an unmanaged group of bonds not adjusted for operating expenses. If portfolio operating expenses had been applied to the index, its ending value would have been lower. The
Consumer Price Index is an unmanaged index and represents price changes in a broad market basket of consumer goods and is indicative of the rate of inflation.

In the fourth quarter of 1987, the Income Account investment objectives changed from a general bond fund to investing primarily in fixed-income debt securities that generally mature within five years of purchase.

Past performance is not predictive of future performance.

                                  TOTAL RETURN
                                    ACCOUNT

The CMIA Total Return Account posted a 23.95 percent increase for the year ended December 31, 1995, performing near the Lipper category average of 25.16 percent.

This Fund holds stocks, bonds and cash -- each managed with the same investment disciplines used in our CMIA stock, bond and money market accounts.
In addition, we vary the mix of stocks, bonds and cash in line with a quantitatively based, value-oriented asset allocation discipline.

Although the return of the Total Return Account was excellent last year, it was below the category average because of a slight underweight in stocks. We maintained our stock weighting near 40 percent for most of the year, consistent with our asset allocation discipline.

The impact of imbalance in the stock/bond weighting was lessened somewhat by our good stock selection -- producing about average performance.

Over time, the CMIA Total Return Account has provided healthy returns:

                                                    Five Years  Ten Years
CMIA                                                   98.13%    211.15%
Avg. Balanced Fund                                     85.12%    196.14%

Comparative performance  of  $10,000  invested  in  the  CMIA  Total
Return
Account, the Merrill Lynch Corporate & Government Master Index, the S&P 500 and the Consumer Price Index. The Merrill Lynch Government Corporate Master Index represents an unmanaged group of bonds not adjusted for operating expenses. The
S&P 500 represents a broad index of unmanaged securities not adjusted for expenses. If portfolio expenses had been applied to these indices, their ending values would have been lower. The Consumer Price Index is an unmanaged index and represents price changes in a broad market basket of consumer goods and is indicative of the rate of inflation.

Past performance is not predictive of future performance.


                                 GROWTH ACCOUNT

The CMIA Growth Account had a strong year in 1995, returning 36.40 percent to investors, according to Lipper Analytical Services Inc. That performance outshone the average growth fund, which Lipper said returned 30.79 percent.

The Growth Account's stellar performance can be attributed to two factors.
First was our consistent strategy of buying stocks with low price-earnings ratios and positive earnings surprise. Second was the fund's strong performance in the fourth quarter -- a quarter in which other stock funds were battered by the underperformance of technology stocks. Because we adhered to our discipline and didn't chase after the technology stock fad, we were able to avoid the fall and come out ahead.

Our discipline calls for us to find stocks that are undervalued and out of favor but are starting to show earnings momentum. This discipline has worked well over time as evidenced by the long-term results of the CMIA Growth
Fund:


                                                      Five Years Ten Years
CMIA                                                     151.12%  298.62%
Avg. Growth Fund                                         113.44%  251.83%
SOURCE: LIPPER ANALYTICAL SERVICES

The  CMIA Growth Fund was  cited by U.S. NEWS &  WORLD REPORT in its
January
29,  1996,   issue  as   one  of   the   "best  funds   for  the   long
 haul."

Comparative performance of $10,000 invested in the CMIA Growth Account, the
S&P 500 and the Consumer Price Index. The S&P 500 represents a broad index of unmanaged securities not adjusted for expenses. If portfolio expenses had been applied to the index, its ending value would have been lower. The Consumer Price
Index is an unmanaged index and represents price changes in a broad market basket of consumer goods and is indicative of the rate of inflation.

Disclaimer:

Past performance is not indicative of future performance.

                               CONNECTICUT MUTUAL

                           INVESTMENT ACCOUNTS, INC.

 F  I N A N  C I A L
 S T A T E  M E N T  S

----------DECEMBER
31,
     1995

                                 Liquid Account
                         Government Securities Account
                                 Income Account
                              Total Return Account
                                 Growth Account

 PERFORMANCE -- TOTAL RETURN*

SALES CHARGE ADJUSTED PERFORMANCE AS OF 12/31/95* -- AFTER EXPENSES

                                                                   AVERAGE
ANNUALIZED
             ACCOUNTS                     ONE YEAR           FIVE YEAR
         TEN YEAR        SINCE INCEPTION
   LIQUID**                                  5.11      %         3.79
  %         5.37      %         6.44     %
   GOVERNMENT SECURITIES                    13.18      %         7.71
  %         8.48      %         9.17     %
   INCOME                                    7.29      %         7.03
  %         7.30      %         7.87     %
   TOTAL RETURN                             17.75      %        13.48
  %        11.45      %        12.17     %
   GROWTH                                   29.58      %        19.00
  %        14.25      %        14.93     %

                                           30 DAY
                                       CURRENT YIELD
             ACCOUNTS                  AS OF 12/31/95
   LIQUID**                                  4.72      %
   GOVERNMENT SECURITIES                     4.89      %
   INCOME                                    5.41      %
   TOTAL RETURN
   GROWTH

   Sales Charge Adjusted Performance assumes the current initial sales charge reduces portfolio performance and was paid at the beginning of each period shown. The current maximum initial sales charges are 4.00% for the Government
   Securities  and Income  Accounts and  5.00% for  the Total  Return and
Growth
   Accounts. The Liquid Account has no initial sales charge.

ACTUAL PORTFOLIO PERFORMANCE AS OF 12/31/95* -- AFTER EXPENSES

                                                                   AVERAGE
ANNUALIZED
             ACCOUNTS                     ONE YEAR           FIVE YEAR
         TEN YEAR        SINCE INCEPTION
   LIQUID**                                  5.11      %         3.79
  %         5.37      %         6.44     %
   GOVERNMENT SECURITIES                    17.90      %         8.59
  %         8.92      %         9.61     %
   INCOME                                   11.77      %         7.91
  %         7.74      %         8.30     %
   TOTAL RETURN                             23.95      %        14.65
  %        12.02      %        12.73     %
   GROWTH                                   36.40      %        20.23
  %        14.84      %        15.50     %

                                           7-DAY
                                       CURRENT YIELD
             ACCOUNTS                  AS OF 12/31/95
   LIQUID**                                  4.73      %
   GOVERNMENT SECURITIES
   INCOME
   TOTAL RETURN
   GROWTH

   Actual Portflio Performance assumes the initial sales charge is paid by a client in a prior period and is not reflected on this table.

   All portfolios became effective September 16, 1985 except for the Liquid
   Account which was first offered to the public on March 31, 1982.

   * Total Return figures include reinvestment of all dividends and capital gains. Performance data quoted represents past performance. The investment return and principal values of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

   ** There can be no assurance that the Liquid Account will be able to maintain a stable net asset value of $1.00 per share. An investment in the Liquid
      Account is neither insured not guaranteed by the U.S. Government.

 SCHEDULE OF INVESTMENTS                                  CONNECTICUT
MUTUAL INVESTMENT ACCOUNTS, INC.
                                                          December 31,
1995

LIQUID ACCOUNT

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               COMMERCIAL PAPER
                (95.9% OF NET ASSETS)
               American Express Credit Corp.
 $ 1,300,000   5.60%, due 3/5/96                    $ 1,300,000
     950,000   5.63%, due 3/20/96                       950,000
     700,000   5.53%, due 3/29/96                       700,000
               American Home Products Corp.
   1,500,000      5.60%, due 3/4/96                   1,485,300
               Anheuser-Busch Companies, Inc.
   1,000,000      5.55%, due 3/6/96                     989,979
               Banc One Corp.
   1,600,000      5.68%, due 1/19/96                  1,595,456
               Beneficial Corp.
     800,000   5.66%, due 1/3/96                        799,748
   1,500,000   5.50%, due 4/8/96                      1,477,542
               Cargill, Inc.
   1,500,000   5.65%, due 1/16/96                     1,496,469
   1,000,000   5.55%, due 3/4/96                        990,287
               Cargill Financial Services Corp.
   1,000,000      5.52%, due 6/3/96                     976,387
               Carolina Telephone & Telegraph Co.
     775,000      5.87%, due 1/2/96                     774,874
               Clorox Company
   1,125,000      5.53%, due 3/11/96                  1,112,903
               Corporate Asset Funding Co., Inc.
   1,500,000   5.67%, due 1/24/96                     1,494,566
   1,100,000   5.625%, due 2/22/96                    1,091,062
               Corporate Receivables Corp.
     725,000   5.68%, due 2/6/96                        720,882
   1,500,000   5.68%, due 2/7/96                      1,491,243
               Electronic Data Systems Corp.
   1,500,000      5.70%, due 1/4/96                   1,499,287
               Ford Motor Credit Co.
   1,300,000   5.55%, due 1/12/96                     1,297,795
   1,400,000   5.69%, due 2/5/96                      1,400,000
     910,000   5.69%, due 2/12/96                       910,000
               Gateway Fuel Co.
   1,500,000      5.63%, due 1/26/96                  1,494,135
               General Electric Capital Corp.
   1,000,000   5.58%, due 2/8/96                        994,110
   1,000,000   5.65%, due 2/16/96                       992,781
   1,000,000   5.58%, due 4/4/96                        985,430
     500,000   5.50%, due 4/15/96                       491,979
               Golden Peanut Co.
   2,130,000      5.62%, due 3/7/96                   2,108,054
               Heinz (H.J.) Co.
   1,000,000   5.80%, due 1/30/96                       995,328
   2,000,000   5.75%, due 2/2/96                      1,989,778
               Hewlett-Packard Co.
   1,050,000   5.70%, due 1/2/96                      1,049,834
   1,000,000   5.42%, due 3/19/96                       988,257
               Household Finance Corp.
   1,000,000      5.70%, due 2/9/96                     993,825
               International Lease Finance Corp.
   1,100,000   5.67%, due 1/11/96                     1,098,267
   2,220,000   5.65%, due 2/26/96                     2,200,489
               McGraw-Hill Inc.
   1,500,000      5.52%, due 3/11/96                  1,483,900

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               MCI Communications Corp.
 $ 1,000,000   5.53%, due 2/28/96                   $   991,091
               Merrill Lynch & Co., Inc.
   1,250,000   5.72%, due 1/18/96                     1,246,624
   1,000,000   5.63%, due 2/21/96                       992,024
               Monsanto Co.
   1,000,000      5.80%, due 1/23/96                    996,456
               Morgan (J.P.) & Company, Inc.
   1,100,000   5.58%, due 3/15/96                     1,087,383
   1,500,000   5.45%, due 3/18/96                     1,482,515
               Morgan Guaranty Trust Co.
   1,000,000      5.57%, due 3/1/96                     990,717
               National Rural Utilities
                Cooperative Finance Corp.
   1,100,000      5.68%, due 1/9/96                   1,098,612
               Norwest Corp.
   1,600,000      5.67%, due 2/23/96                  1,586,644
               PHH Corporation
   1,500,000   5.68%, due 1/8/96                      1,498,343
   1,000,000   5.65%, due 1/17/96                       997,489
   1,000,000   5.70%, due 1/29/96                       995,567
               Penney (J.C.) Funding Corp.
   1,500,000      5.60%, due 2/29/96                  1,486,233
               Republic National Bank of New York
   2,000,000      5.57%, due 2/1/96                   1,990,407
               Swiss Bank Corp.
   1,000,000      5.67%, due 3/25/96                    999,769
               Tampa Electric Co.
   1,200,000      5.67%, due 1/29/96                  1,194,708
               Transamerica Finance Corp.
   1,000,000   5.60%, due 1/5/96                        999,378
   1,400,000   5.65%, due 1/5/96                      1,399,121
   1,090,000   5.71%, due 1/16/96                     1,087,407
               U.S. Bancorp
   1,000,000   5.55%, due 2/13/96                       993,371
   2,450,000   5.50%, due 2/22/96                     2,430,536
               Xerox Corp.
   1,500,000   5.70%, due 1/10/96                     1,497,862
   1,150,000   5.69%, due 1/17/96                     1,147,092
   1,100,000   5.70%, due 1/22/96                     1,096,342
                                                    -----------
               TOTAL COMMERCIAL PAPER
                (COST $72,705,638)                   72,705,638
                                                    -----------
               U.S. AGENCY SHORT-TERM OBLIGATIONS
                (4.0% OF NET ASSETS)
               Student Loan Marketing Assn.
   2,000,000      5.23%, due 5/14/96                  2,000,000
               U.S. Treasury Note
   1,000,000      6.125%, due 7/31/96                 1,001,875
                                                    -----------
               TOTAL U.S. AGENCY SHORT-TERM
                OBLIGATIONS (COST $3,001,875)         3,001,875
                                                    -----------
               TOTAL INVESTMENTS
                (COST $75,707,513)                  $75,707,513
                                                    -----------
                                                    -----------

2 The accompanying notes are an integral part of these financial statements.

GOVERNMENT SECURITIES ACCOUNT                    INCOME ACCOUNT


      3

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               U.S. GOVERNMENT & AGENCY LONG-TERM
                OBLIGATIONS
                (97.4% OF NET ASSETS)
                Federal National Mortgage Assn.
 $   870,467      7.00%, 2019                       $   876,178
                Government National Mortgage Assn.
      62,393     11.50%, 1998                            65,980
      31,954      9.50%, 2001                            33,581
      46,713      7.25%, 2005                            48,844
     297,452      7.50%, 2006                           310,260
     187,668      8.00%, 2006                           197,716
     450,852      8.00%, 2007                           470,293
     168,055      8.25%, 2008                           177,600
      78,352      9.00%, 2008                            83,871
     501,423      9.00%, 2009                           537,000
      74,173     13.00%, 2011                            88,057
       3,408     13.50%, 2011                             4,099
      52,664     14.00%, 2011                            64,316
      31,389     15.00%, 2011                            38,461
       3,466     12.00%, 2012                             4,018
     107,759     13.50%, 2012                           128,856
     166,026     15.00%, 2012                           203,214
     104,227     11.50%, 2013                           119,329
      44,287     13.00%, 2013                            52,482
     174,954     13.50%, 2013                           210,436
      82,420     12.00%, 2014                            95,813
     280,426     12.50%, 2014                           330,306
     137,371     13.00%, 2014                           163,084
       1,406     13.50%, 2014                             1,692
     422,135      7.375%, 2017                          428,995
     391,370     10.00%, 2019                           430,749
      62,082     12.50%, 2019                            72,113
   2,092,796      6.50%, 2023                         2,075,782
   1,251,999      7.00%, 2023                         1,267,350
                U.S. Treasury Bond
   8,500,000      9.25%, 2016                        11,683,505
                U.S. Treasury Notes
   3,500,000      8.875%, 1997                        3,725,295
   6,750,000      9.25%, 1998                         7,403,872
   2,500,000      6.75%, 1999                         2,614,050
   1,500,000      9.125%, 1999                        1,673,910
   2,500,000      7.50%, 2001                         2,753,525
   4,050,000     11.75%, 2001                         5,201,091
   4,450,000      7.25%, 2004                         4,948,533
                                                    -----------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $46,462,748)                   48,584,256
                                                    -----------
               REPURCHASE AGREEMENTS*
                (.7% OF NET ASSETS)
                State Street Bank & Trust Co.
                  4.75%, due 1/2/96 (COST
     377,000     $377,000)                              377,000
                                                    -----------
               TOTAL INVESTMENTS
                (COST $46,839,748)                  $48,961,256
                                                    -----------
                                                    -----------


   *Repurchase agreements are fully collateralized by U.S. Government obligations.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               CORPORATE BONDS
                (68.7% OF NET ASSETS)
               AEROSPACE (1.7%)
                British Aerospace Finance BV
 $   300,000      8.00%, 1997                       $   309,000
                Coltec Industries Inc.
     250,000      9.75%, 2000                           257,500
                                                    -----------
                                                        566,500
                                                    -----------
               AIRLINES (1.6%)
                Southwest Airlines Co.
     500,000      9.25%, 1998                           533,600
                                                    -----------
               AUTO & AUTO RELATED (2.4%)
                Burmah Castrol Capital, Ltd.
     500,000      7.00%, 1997                           513,800
                Ford Motor Co.
     286,301      6.27%, 2000                           289,261
                                                    -----------
                                                        803,061
                                                    -----------
               BANKING (8.6%)
                Barnett Banks, Inc.
     325,000      8.50%, 1999                           351,111
                Chemical Banking Corp.
     325,000      6.625%, 1998                          331,269
                Citicorp
     325,000      9.46%, 1996                           328,731
                First Fidelity Bancorporation
     325,000      8.50%, 1998                           342,885
                First Union Corp.
     325,000      6.75%, 1998                           331,103
                Home Savings of America
     500,000     10.50%, 1997                           504,475
                Mellon Financial Co.
     325,000      6.50%, 1997                           330,223
                Security Pacific Corp.
     325,000      7.75%, 1996                           331,097
                                                    -----------
                                                      2,850,894
                                                    -----------
               BROKER/DEALER (1.0%)
                Merrill Lynch & Co., Inc.
     325,000      8.25%, 1996                           330,912
                                                    -----------
               CHEMICALS (2.0%)
                FMC Corp.
     250,000      8.75%, 1999                           269,248
                Lyondell Petrochemical Co.
     400,000      8.25%, 1997                           410,320
                                                    -----------
                                                        679,568
                                                    -----------
               CONGLOMERATES (1.2%)
                Tenneco, Inc.
     375,000     10.00%, 1998                           412,237
                                                    -----------
               ELECTRIC UTILITIES (3.8%)
                Consumers Power Co.
     250,000      8.75%, 1998                           263,335
                Long Island Lighting Co.
     500,000      8.75%, 1996                           506,145


  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
                Midwest Power Systems Inc.
 $   500,000      6.25%, 1998                       $   505,235
                                                    -----------
                                                      1,274,715
                                                    -----------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (1.5%)
                Westinghouse Electric Corp.
     500,000      7.75%, 1996                           502,105
                                                    -----------
               FINANCIAL SERVICES (13.0%)
                American General Finance Corp.
     300,000      8.50%, 1998                           320,706
                Associates Corp. of North America
     300,000      7.40%, 1999                           316,149
                Avco Financial Services, Inc.
     500,000      5.875%, 1997                          501,975
                Banque Nationale de Paris
     205,000      9.875%, 1998                          224,157
                Beneficial Corp.
     500,000      9.125%, 1998                          534,940
                Countrywide Funding Corp.
     300,000      6.57%, 1997                           304,269
                General Motors Acceptance Corp.
     500,000      5.65%, 1997                           500,675
                Green Tree Financial Corp.
     250,000      7.70%, 2019                           260,232
                Household Financial
                 Corporation Ltd.
     250,000      6.00%, 1998                           251,853
                Household International
                 Netherlands BV
     250,000      6.00%, 1999                           251,222
                Norwest Financial, Inc.
     325,000      6.50%, 1997                           330,275
                Transamerica Finance Group, Inc.
     500,000      7.42%, 1998                           517,065
                                                    -----------
                                                      4,313,518
                                                    -----------
               FOOD & BEVERAGES (4.6%)
                ConAgra, Inc.
     500,000      9.75%, 1997                           532,925
                Grand Metropolitan Investment
                 Corp.
     325,000      8.125%, 1996                          329,602
                Nabisco Brands Inc.
     325,000      8.00%, 2000                           345,443
                Seagram Company Ltd.
     300,000      9.75%, 2000                           304,167
                                                    -----------
                                                      1,512,137
                                                    -----------
               INSURANCE (1.2%)
                SunAmerica Inc.
     370,000      9.00%, 1999                           399,186
                                                    -----------
               LEASING (2.6%)
                Penske Truck Leasing Co.
     325,000      7.75%, 1999                           339,417
                U.S. Leasing International Inc.
     500,000      7.00%, 1997                           511,645
                                                    -----------
                                                        851,062
                                                    -----------

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               LEISURE & ENTERTAINMENT (.8%)
                Blockbuster Entertainment Corp.
 $   250,000      6.625%, 1998                      $   252,798
                                                    -----------
               MANUFACTURING (.8%)
                First Brands Corp.
     265,000      9.125%, 1999                          273,679
                                                    -----------
               MORTGAGE-BACKED SECURITIES (2.9%)
                GE Capital Mortgage Services, Inc.
     135,893      6.50%, 2024                           135,596
                Housing Securities, Inc.
     193,964      7.25%, 2012                           196,752
                Ryland Mortgage Securities Corp.
     413,677      8.339%, 2030                          417,167
                Salomon Brothers, Inc.
     239,258      0.00%, 2017 (principal only)          174,881
     161,680     12.50%, 2017                            44,664
                                                    -----------
                                                        969,060
                                                    -----------
               OFFICE EQUIPMENT (.8%)
                Xerox Corp.
     270,000      9.20%, 1999                           274,450
                                                    -----------
               OIL & GAS (6.8%)
                Arkla, Inc.
     505,000      9.875%, 1997                          525,513
                Coastal Corp.
     325,000      8.75%, 1999                           350,681
                Empresa Columbia de Petroleos
     250,000      7.25%, 1998                           249,375
                Florida Gas Transmission Co.
     500,000      7.75%, 1997                           516,745
                Phillips Petroleum Co.
     458,313      7.53%, 1998                           470,781
                Transcontinental Gas Pipe Line
                 Corp.
     150,000      9.00%, 1996                           153,974
                                                    -----------
                                                      2,267,069
                                                    -----------
               PAPER & FOREST PRODUCTS (2.0%)
                Celulosa Arauco y Constitucion SA
     350,000      7.25%, 1998                           359,187
                Georgia-Pacific Corp.
     300,000      9.85%, 1997                           316,293
                                                    -----------
                                                        675,480
                                                    -----------
               PRINTING & PUBLISHING (2.6%)
                Reed Publishing USA Inc.
     325,000      7.24%, 1997                           330,986
                Time Warner Inc.
     500,000      7.45%, 1998                           513,925
                                                    -----------
                                                        844,911
                                                    -----------
               RETAIL TRADE (1.0%)
                Sears, Roebuck & Co.
     300,000      8.39%, 1999                           322,965
                                                    -----------
               SAVINGS & LOAN (1.1%)
                Golden West Financial Corp.
     325,000      8.625%, 1998                          346,986
                                                    -----------

4 The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               TELECOMMUNICATIONS (.9%)
                Tele-Communications, Inc.
 $   315,000      5.28%, 1996                       $   313,743
                                                    -----------
               TELEPHONE UTILITIES (1.9%)
                GTE Corp.
     300,000      8.85%, 1998                           319,845
                MCI Communications Corp.
     300,000      7.625%, 1996                          304,779
                                                    -----------
                                                        624,624
                                                    -----------
               TOBACCO (1.9%)
                B.A.T Capital Corp.
     300,000      6.66%, 2000                           306,930
                Philip Morris Companies Inc.
     300,000      8.75%, 1996                           308,247
                                                    -----------
                                                        615,177
                                                    -----------
               TOTAL CORPORATE BONDS
                (COST $22,975,602)                   22,810,437
                                                    -----------
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (25.6% OF NET ASSETS)
                Federal Home Loan Mortgage Corp.
     130,372      5.50%, 1997                           129,241
     369,783   5.50%, 1998                              366,199
                Federal National Mortgage Assn.
     813,043      7.50%, 2008                           836,158
     822,819   7.00%, 2009                              837,983
     250,000   6.00%, 2019                              249,295
                Government National Mortgage Assn.
     387,056      7.00%, 2009                           396,004
      45,963   13.00%, 2014                              54,566
               U.S. Treasury Notes
   3,350,000   6.75%, 1999                            3,502,827
   1,950,000   7.75%, 1999                            2,116,062
                                                    -----------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS (COST
                $8,352,192)                           8,488,335
                                                    -----------
               COMMERCIAL PAPER
                (3.8% OF NET ASSETS)
                Carolina Telephone & Telegraph Co.
   1,250,000      5.87%, due 1/2/96                   1,249,796
                                                    -----------
               TOTAL INVESTMENTS
                 (COST $32,577,590)                 $32,548,568
                                                    -----------
                                                    -----------

TOTAL RETURN ACCOUNT

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
               COMMON STOCKS
                (42.5% OF NET ASSETS)
               AEROSPACE (4.2%)
      22,600    General Dynamics Corp.               $1,336,225
      29,671    Lockheed Martin Corp.                 2,344,009
      80,300    Loral Corp.                           2,840,612
      19,000    McDonnell Douglas Corp.               1,748,000

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      17,600    Rockwell International Corp.         $  930,600
                                                    ------------
                                                      9,199,446
                                                    ------------
               AIRLINES (1.5%)
      12,400    AMR Corp.                               920,700
      15,900    Delta Air Lines, Inc.                 1,174,612
      25,100    Northwest Airlines Corp.              1,280,100
                                                    ------------
                                                      3,375,412
                                                    ------------
               BANKING (4.0%)
      42,800    Bank of Boston Corp.                  1,979,500
      12,600    Bankers Trust New York Corp.            837,900
      32,400    Chase Manhattan Corp.                 1,964,250
      21,300    Morgan (J.P.) & Company, Inc.         1,709,325
      34,100    PNC Bank Corp.                        1,099,725
       5,400    Wells Fargo & Co.                     1,166,400
                                                    ------------
                                                      8,757,100
                                                    ------------
               BUILDING MATERIALS & CONSTRUCTION
                (.5%)
      33,800    USG Corp.                             1,014,000
                                                    ------------
               CHEMICALS (4.0%)
       9,600    Cabot Corp.                             517,200
      16,000    FMC Corp.                             1,082,000
      15,000    Goodrich (B.F.) Co.                   1,021,875
      28,800    Grace (W.R.) & Co.                    1,702,800
      39,600    IMC Global, Inc.                      1,618,650
      12,000    Monsanto Co.                          1,470,000
                Potash Corporation of Saskatchewan
      19,800     Inc.                                 1,403,325
                                                    ------------
                                                      8,815,850
                                                    ------------
               CONGLOMERATES (1.5%)
      26,000    Textron, Inc.                         1,755,000
      41,600    Tyco International Ltd.               1,482,000
                                                    ------------
                                                      3,237,000
                                                    ------------
               DRUGS & COSMETICS (.4%)
       9,500    American Home Products Corp.            921,500
                                                    ------------
               ELECTRIC UTILITIES (3.0%)
      50,700    Entergy Corp.                         1,482,975
      37,300    FPL Group, Inc.                       1,729,787
      33,900    Illinova Corp.                        1,017,000
      10,600    Texas Utilities Co.                     435,925
      54,300    Unicom Corp.                          1,778,325
                                                    ------------
                                                      6,444,012
                                                    ------------
               FOOD & BEVERAGES (.4%)
      24,100    Dole Food Company, Inc.                 843,500
                                                    ------------
               HEALTH SERVICES & HOSPITAL SUPPLIES
                (1.6%)
      24,100    Baxter International Inc.             1,009,188
      28,700    Columbia Healthcare Corp.             1,456,525
      44,300    OrNda HealthCorp.                     1,029,975
                                                    ------------
                                                      3,495,688
                                                    ------------
               INSURANCE (4.2%)
      26,500    Aetna Life & Casualty Co.             1,835,125

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      41,381    Allstate Corp.                       $1,701,794
      12,600    CIGNA Corp.                           1,300,950
      15,300    St. Paul Companies Inc.                 851,062
      36,100    TIG Holdings, Inc.                    1,028,850
      39,200    Travelers Group                       2,464,700
                                                    ------------
                                                      9,182,481
                                                    ------------
               LEISURE RELATED (.5%)
      37,675    Mattel, Inc.                          1,158,506
                                                    ------------
               MACHINERY & EQUIPMENT (2.3%)
      26,300    AGCO Corp.                            1,341,300
      38,400    Case Corp.                            1,756,800
      11,400    Harnischfeger Industries, Inc.          379,050
      33,390    Mark IV Industries, Inc.                659,453
      25,650    Parker-Hannifin Corp.                   878,513
                                                    ------------
                                                      5,015,116
                                                    ------------
               MANUFACTURING (.4%)
      25,300    Black & Decker Corp.                    891,825
                                                    ------------
               MISCELLANEOUS (.8%)
      35,800    Premark International, Inc.           1,812,375
                                                    ------------
               OFFICE EQUIPMENT (.8%)
      12,400    Xerox Corp.                           1,698,800
                                                    ------------
               OIL & GAS (3.3%)
      13,400    Amoco Corp.                             963,125
      26,400    Chevron Corp.                         1,386,000
      16,400    Mobil Corp.                           1,836,800
      71,200    Panhandle Eastern Corp.               1,984,700
       8,000    Royal Dutch Petroleum Co.             1,129,000
                                                    ------------
                                                      7,299,625
                                                    ------------
               PAPER & FOREST PRODUCTS (.9%)
      24,336    Kimberly-Clark Corp.                  2,013,804
                                                    ------------
               REAL ESTATE (.1%)
       8,033    Castle & Cooke Inc.                     134,558
                                                    ------------
               RETAIL TRADE (2.5%)
      25,100    Eckerd Corp.                          1,120,088
      49,700    Kroger Co.                            1,863,750
      42,700    Sears, Roebuck & Co.                  1,665,300
      37,100    Service Merchandise Co., Inc.           185,500
      37,000    Waban Inc.                              693,750
                                                    ------------
                                                      5,528,388
                                                    ------------
               SAVINGS & LOAN (.5%)
      39,000    Ahmanson (H.F.) & Co.                 1,033,500
                                                    ------------
               TECHNOLOGY (2.8%)
      26,000    Compaq Computer Corp.                 1,248,000
      21,200    Conner Peripherals, Inc.                445,200
      20,900    Seagate Technology Inc.                 992,750
      30,600    Storage Technology Corp.                730,575
      38,600    Stratus Computer, Inc.                1,336,525
      28,000    Sun Microsystems, Inc.                1,277,500
                                                    ------------
                                                      6,030,550
                                                    ------------
               TELEPHONE UTILITIES (2.3%)
      31,400    Ameritech Corp.                       1,852,600

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      37,100    GTE Corp.                            $1,632,400
      27,200    NYNEX Corp.                           1,468,800
                                                    ------------
                                                      4,953,800
                                                    ------------
               TOTAL COMMON STOCKS
                (COST $70,464,960)                   92,856,836
                                                    ------------
  PRINCIPAL    CORPORATE BONDS
   AMOUNT       (16.3% OF NET ASSETS)
               AEROSPACE (.4%)
                British Aerospace Finance BV
 $   500,000      8.00%, 1997                           515,000
                Coltec Industries, Inc.
     250,000      9.75%, 2000                           257,500
                                                    ------------
                                                        772,500
                                                    ------------
               AUTO & AUTO RELATED (.2%)
                Burmah Castrol Capital, Ltd.
     500,000      7.00%, 1997                           513,800
                                                    ------------
               BANKING (1.2%)
                BankAmerica Corp.
     500,000      6.00%, 1997                           503,515
                Chemical Banking Corp.
     250,000     10.125%, 2000                          293,310
                First Fidelity Bancorporation
     500,000      8.50%, 1998                           527,515
                Fleet Financial Group, Inc.
     250,000      9.90%, 2001                           292,550
                Marshall & Ilsley Corp.
     500,000      6.95%, 1997                           508,285
                Mellon Financial Co.
     400,000      6.50%, 1997                           406,428
                                                    ------------
                                                      2,531,603
                                                    ------------
               CHEMICALS (1.4%)
                FMC Corp.
     500,000      8.75%, 1999                           538,495
                Lyondell Petrochemical Co.
   1,100,000      8.25%, 1997                         1,128,380
                Morton International, Inc.
     500,000      9.25%, 2020                           653,780
                PPG Industries, Inc.
     250,000      9.00%, 2021                           320,792
                Reliance Industries Ltd.
     400,000      8.125%, 2005                          402,000
                                                    ------------
                                                      3,043,447
                                                    ------------
               CONGLOMERATES (.7%)
                Norsk Hydro
     500,000      8.75%, 2001                           562,500
                Tenneco Credit Corp.
     500,000      9.25%, 1996                           513,235
                Tenneco, Inc.
     375,000     10.00%, 1998                           412,238
                                                    ------------
                                                      1,487,973
                                                    ------------
               DRUGS & COSMETICS (.5%)
                Procter & Gamble Co.
     250,000      9.36%, 2021                           319,375

6 The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                Roche Holdings Inc.
 $   950,000      2.75%, 2000                        $  845,500
                                                    ------------
                                                      1,164,875
                                                    ------------
               ELECTRIC UTILITIES (.3%)
                Long Island Lighting Co.
     500,000      8.75%, 1996                           506,145
                Public Service Co. of New
                 Hampshire
     250,000      8.875%, 1996                          252,733
                                                    ------------
                                                        758,878
                                                    ------------
               ELECTRICAL & ELECTRONIC
                EQUIPMENT (.5%)
                Electrolux
     500,000      7.75%, 1997                           514,062
                Westinghouse Electric Corp.
     500,000      7.75%, 1996                           502,105
                                                    ------------
                                                      1,016,167
                                                    ------------
               FINANCIAL SERVICES (4.2%)
                American General Finance Corp.
     500,000      7.70%, 1997                           517,670
     500,000      8.50%, 1998                           534,510
                Aristar, Inc.
     250,000      8.125%, 1997                          260,955
                Associates Corp. of North America
     500,000      6.75%, 1999                           514,915
                Countrywide Funding Corp.
     250,000      6.57%, 1997                           253,557
     500,000      6.085%, 1999                          503,090
                Fleet Mortgage Corp.
   1,000,000      6.125%, 1997                        1,006,130
     250,000      6.50%, 1999                           255,380
                Ford Motor Credit Co.
     500,000      8.00%, 1997                           520,760
     500,000      6.25%, 1998                           507,455
                General Motors Acceptance Corp.
   1,000,000      5.65%, 1997                         1,001,350
     750,000      7.75%, 1997                           766,673
                Green Tree Financial Corp.
     500,000      8.00%, 2020                           524,375
                Household Financial Corporation
                 Ltd.
     250,000      6.00%, 1998                           251,853
                Household International
                 Netherlands BV
     500,000      6.00%, 1999                           502,445
                Norwest Financial, Inc.
     500,000      6.50%, 1997                           508,115
                Transamerica Finance Corp.
     500,000      6.75%, 1997                           508,240
     250,000      6.80%, 1999                           257,702
                                                    ------------
                                                      9,195,175
                                                    ------------
               FOOD & BEVERAGES (1.0%)
                Bass America Inc.
     250,000      6.75%, 1999                           257,310
                ConAgra, Inc.
     500,000      9.75%, 1997                           532,925

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                Nabisco Brands Inc.
 $   500,000      8.00%, 2000                        $  531,450
                Seagram Company Ltd.
     950,000      9.75%, 2000                           963,195
                                                    ------------
                                                      2,284,880
                                                    ------------
               INSURANCE (.2%)
                SunAmerica Inc.
     450,000      9.00%, 1999                           485,496
                                                    ------------
               LEASING (.8%)
                Penske Truck Leasing Co.
     750,000      7.75%, 1999                           783,270
                PHH Corp.
     350,000      6.50%, 2000                           357,360
                U.S. Leasing International Inc.
     500,000      7.00%, 1997                           511,645
                                                    ------------
                                                      1,652,275
                                                    ------------
               LEISURE & ENTERTAINMENT (.2%)
                Blockbuster Entertainment Corp.
     500,000      6.625%, 1998                          505,595
                                                    ------------
               MANUFACTURING (.2%)
                Black & Decker Corp.
     400,000      6.625%, 2000                          408,032
                                                    ------------
               MORTGAGE-BACKED SECURITIES (.2%)
                Fleet Mortgage Securities, Inc.
      20,523      8.25%, 2023                            20,523
                Housing Securities, Inc.
     310,342      7.25%, 2012                           314,803
                                                    ------------
                                                        335,326
                                                    ------------
               OIL & GAS (2.0%)
                Arkla, Inc.
     750,000      9.875%, 1997                          780,465
                BP America, Inc.
     500,000      8.875%, 1997                          530,165
                Coastal Corp.
     500,000      8.125%, 2002                          546,885
                Petroliam Nasional Berhad
     500,000      6.875%, 2003                          518,635
                Phillips Petroleum Co.
     916,625      7.53%, 1998                           941,561
                TransCanada Pipelines Ltd.
     500,000      9.875%, 2021                          672,620
                Transco Energy Co.
     250,000      9.625%, 2000                          282,693
                                                    ------------
                                                      4,273,024
                                                    ------------
               PAPER & FOREST PRODUCTS (.6%)
                Celulosa Arauco y Constitucion SA
     500,000      7.25%, 1998                           513,125
                Georgia-Pacific Corp.
     750,000      9.85%, 1997                           790,732
                                                    ------------
                                                      1,303,857
                                                    ------------

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               PRINTING & PUBLISHING (.5%)
                Reed Elsevier, Inc.
 $   400,000      6.625%, 2023                       $  390,224
                Time Warner Inc.
     700,000      7.45%, 1998                           719,495
                                                    ------------
                                                      1,109,719
                                                    ------------
               RETAIL TRADE (.1%)
                Sears, Roebuck & Co.
     300,000      8.39%, 1999                           322,965
                                                    ------------
               SAVINGS & LOAN (.2%)
                Golden West Financial Corp.
     500,000     10.25%, 1997                           529,240
                                                    ------------
               TELECOMMUNICATIONS (.2%)
                Tele-Communications, Inc.
     400,000      7.15%, 1998                           409,100
                                                    ------------
               TELEPHONE UTILITIES (.6%)
                GTE Corp.
     750,000      8.85%, 1998                           799,612
                MCI Communications Corp.
     500,000      7.125%, 2000                          520,950
                                                    ------------
                                                      1,320,562
                                                    ------------
               TRANSPORTATION (.1%)
                Federal Express Corp.
     250,000      6.25%, 1998                           252,062
                                                    ------------
               TOTAL CORPORATE BONDS
                (COST $34,849,067)                   35,676,551
                                                    ------------
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (18.3% OF NET ASSETS)
                Federal Home Loan Mortgage Corp.
   1,000,000      6.00%, 2007                           955,930
                Federal National Mortgage Assn.
   1,207,257      7.50%, 2008                         1,241,580
     800,000   6.00%, 2019                              797,744
     653,381   7.00%, 2022                              618,262
                Government National Mortgage Assn.
     645,858      7.00%, 2009                           660,791
     944,737   7.50%, 2009                              976,914
     574,570   8.00%, 2017                              603,919
   2,492,635   6.50%, 2023                            2,472,370
   3,625,377   6.50%, 2024                            3,595,903
   1,133,072   7.00%, 2024                            1,146,522
               U.S. Treasury Bonds
   2,150,000   7.50%, 2016                            2,520,875
   8,250,000   8.75%, 2017                           10,910,625
     550,000   8.125%, 2019                             691,537
               U.S. Treasury Notes
   3,120,000   6.75%, 1999                            3,262,335
     250,000   9.125%, 1999                             278,985
   2,500,000   7.50%, 2001                            2,753,525
     300,000   5.75%, 2003                              303,609
   5,620,000   7.25%, 2004                            6,249,609
                                                    ------------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $36,540,338)                   40,041,035
                                                    ------------

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               FOREIGN GOVERNMENT BONDS
                (.4% OF NET ASSETS)
                Fomento Economico Mexicano
 $   450,000      9.50%, 1997                        $  447,188
                Republic of Columbia
     300,000      7.125%, 1998                          300,000
                United Mexican States
     250,000      6.97%, 2000                           205,000
                                                    ------------
               TOTAL FOREIGN GOVERNMENT BONDS
                (COST $989,997)                         952,188
                                                    ------------
               COMMERCIAL PAPER
                (22.7% OF NET ASSETS)
                Beneficial Corp.
   4,075,000      5.77%, due 1/2/96                   4,074,347
                Carolina Telephone & Telegraph Co.
   1,125,000      5.88%, due 1/5/96                   1,124,265
                Corporate Receivables Corp.
   3,395,000      5.85%, due 1/9/96                   3,390,586
                Duke Power Co.
   4,050,000      5.70%, due 1/5/96                   4,047,435
                Ford Motor Credit Co.
   4,152,000      5.80%, due 1/3/96                   4,152,000
                General Electric Capital Corp.
   3,747,000      5.80%, due 1/10/96                  3,747,000
                GTE California, Inc.
   4,800,000      5.79%, due 1/8/96                   4,794,596
                Household Finance Corp.
   2,015,000      5.77%, due 1/11/96                  2,011,770
                International Lease Finance Corp.
   2,553,000      5.74%, due 1/4/96                   2,551,779
                Johnson Controls, Inc.
   1,250,000      5.90%, due 1/2/96                   1,249,795
                Oklahoma Gas & Electric Co.
   3,300,000      5.75%, due 1/5/96                   3,297,892
                Pacific Gas & Electric Co.
   3,000,000      5.75%, due 1/16/96                  2,992,813
                PHH Corp.
   5,750,000      5.85%, due 1/19/96                  5,733,181
                U S West Communications, Inc.
   4,360,000      5.70%, due 1/4/96                   4,357,929
                Xerox Corp.
   2,150,000      5.70%, due 1/11/96                  2,146,596
                                                    ------------
               TOTAL COMMERCIAL PAPER
                (COST $49,671,984)                   49,671,984
                                                    ------------
               TOTAL INVESTMENTS
                (COST $192,516,346)                 2$19,198,594
                                                    ------------
                                                    ------------

GROWTH ACCOUNT

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
               COMMON STOCKS
                (90.8% OF NET ASSETS)
               AEROSPACE (8.9%)
      25,400    General Dynamics Corp.               $1,501,775

8 The accompanying notes are an integral part of these financial statements.

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      31,371    Lockheed Martin Corp.                $2,478,309
      83,400    Loral Corp.                           2,950,275
      24,500    McDonnell Douglas Corp.               2,254,000
      26,900    Rockwell International Corp.          1,422,338
                                                    ------------
                                                     10,606,697
                                                    ------------
               AIRLINES (3.2%)
      15,700    AMR Corp.                             1,165,725
      14,400    Delta Air Lines, Inc.                 1,063,800
      30,000    Northwest Airlines Corp.              1,530,000
                                                    ------------
                                                      3,759,525
                                                    ------------
               BANKING (9.0%)
      48,500    Bank of Boston Corp.                  2,243,125
      16,800    Bankers Trust New York Corp.          1,117,200
      35,200    Chase Manhattan Corp.                 2,134,000
      30,000    Morgan (J.P.) & Company, Inc.         2,407,500
      45,700    PNC Bank Corp.                        1,473,825
       6,300    Wells Fargo & Co.                     1,360,800
                                                    ------------
                                                     10,736,450
                                                    ------------
               BUILDING MATERIALS &
                CONSTRUCTION (1.1%)
      42,400    USG Corp.                             1,272,000
                                                    ------------
               CHEMICALS (9.0%)
      12,900    Cabot Corp.                             694,988
      18,400    FMC Corp.                             1,244,300
      20,300    Goodrich (B.F.) Co.                   1,382,938
      28,700    Grace (W.R.) & Co.                    1,696,887
      54,700    IMC Global, Inc.                      2,235,863
      13,800    Monsanto Co.                          1,690,500
                Potash Corporation of Saskatchewan
      24,100     Inc.                                 1,708,087
                                                    ------------
                                                     10,653,563
                                                    ------------
               CONGLOMERATES (3.4%)
      31,800    Textron, Inc.                         2,146,500
      51,800    Tyco International Ltd.               1,845,375
                                                    ------------
                                                      3,991,875
                                                    ------------
               DRUGS & COSMETICS (.8%)
       9,900    American Home Products Corp.            960,300
                                                    ------------
               ELECTRIC UTILITIES (6.0%)
      62,500    Entergy Corp.                         1,828,125
      35,600    FPL Group, Inc.                       1,650,950
      35,000    Illinova Corp.                        1,050,000
      14,400    Texas Utilities Co.                     592,200
      62,600    Unicom Corp.                          2,050,150
                                                    ------------
                                                      7,171,425
                                                    ------------
               FOOD & BEVERAGES (.9%)
      30,400    Dole Food Company, Inc.               1,064,000
                                                    ------------
               HEALTH SERVICES & HOSPITAL
                SUPPLIES (3.3%)
      23,200    Baxter International Inc.               971,500
      32,700    Columbia Healthcare Corp.             1,659,525
      57,000    OrNda HealthCorp                      1,325,250
                                                    ------------
                                                      3,956,275
                                                    ------------
               INSURANCE (8.6%)
      24,000    Aetna Life & Casualty Co.             1,662,000

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      46,827    Allstate Corp.                       $1,925,760
      16,100    CIGNA Corp.                           1,662,325
      26,700    St. Paul Companies Inc.               1,485,187
      36,400    TIG Holdings, Inc.                    1,037,400
      39,500    Travelers Group                       2,483,563
                                                    ------------
                                                     10,256,235
                                                    ------------
               LEISURE RELATED (.9%)
      35,968    Mattel, Inc.                          1,106,016
                                                    ------------
               MACHINERY & EQUIPMENT (5.3%)
      32,600    AGCO Corp.                            1,662,600
      44,000    Case Corp.                            2,013,000
      15,200    Harnischfeger Industries, Inc.          505,400
      38,955    Mark IV Industries, Inc.                769,361
      37,400    Parker-Hannifin Corp.                 1,280,950
                                                    ------------
                                                      6,231,311
                                                    ------------
               MANUFACTURING (.9%)
      30,000    Black & Decker Corp.                  1,057,500
                                                    ------------
               MISCELLANEOUS (1.7%)
      39,000    Premark International, Inc.           1,974,375
                                                    ------------
               OFFICE EQUIPMENT (1.5%)
      12,700    Xerox Corp.                           1,739,900
                                                    ------------
               OIL & GAS (7.0%)
      16,400    Amoco Corp.                           1,178,750
      32,200    Chevron Corp.                         1,690,500
      18,900    Mobil Corp.                           2,116,800
      73,100    Panhandle Eastern Corp.               2,037,663
       9,400    Royal Dutch Petroleum Co.             1,326,575
                                                    ------------
                                                      8,350,288
                                                    ------------
               PAPER & FOREST PRODUCTS (1.5%)
      21,996    Kimberly-Clark Corp.                  1,820,169
                                                    ------------
               REAL ESTATE (.1%)
      10,133    Castle & Cooke Inc.                     169,733
                                                    ------------
               RETAIL TRADE (5.4%)
      29,200    Eckerd Corp.                          1,303,050
      52,300    Kroger Co.                            1,961,250
      53,100    Sears, Roebuck & Co.                  2,070,900
      46,900    Service Merchandise Co., Inc.           234,500
      45,300    Waban Inc.                              849,375
                                                    ------------
                                                      6,419,075
                                                    ------------
               SAVINGS & LOAN (.9%)
      40,400    Ahmanson (H.F.) & Co.                 1,070,600
                                                    ------------
               TECHNOLOGY (6.4%)
      31,500    Compaq Computer Corp.                 1,512,000
      26,500    Conner Peripherals, Inc.                556,500
      25,600    Seagate Technology Inc.               1,216,000
      47,300    Storage Technology Corp.              1,129,288
      44,300    Stratus Computer, Inc.                1,533,887
      35,800    Sun Microsystems, Inc.                1,633,375
                                                    ------------
                                                      7,581,050
                                                    ------------
               TELEPHONE UTILITIES (5.0%)
      33,000    Ameritech Corp.                       1,947,000

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      44,500    GTE Corp.                            $1,958,000
      37,300    NYNEX Corp.                           2,014,200
                                                    ------------
                                                      5,919,200
                                                    ------------
               TOTAL COMMON STOCKS
                (COST $82,143,516)                  107,867,562
                                                    ------------
  PRINCIPAL    COMMERCIAL PAPER
   AMOUNT       (10.9% OF NET ASSETS)
                Beneficial Corp.
 $ 2,020,000      5.83%, due 1/8/96                   2,017,710
                Carolina Telephone & Telegraph Co.
   2,225,000      5.88%, due 1/5/96                   2,223,546
                Ford Motor Credit Co.
     652,000      5.75%, due 1/3/96                     652,000

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                General Electric Capital Corp.
 $ 2,210,000      5.80%, due 1/3/96                  $2,210,000
                Gillette Co.
   1,855,000      5.80%, due 1/5/96                   1,853,805
                Household Finance Corp.
   2,000,000      5.90%, due 1/4/96                   1,999,017
                U S West Communications, Inc.
   1,970,000      5.70%, due 1/2/96                   1,969,688
                                                    ------------
               TOTAL COMMERCIAL PAPER
                (COST $12,925,766)                   12,925,766
                                                    ------------
               TOTAL INVESTMENTS
                (COST $95,069,282)                  1$20,793,328
                                                    ------------
                                                    ------------

NOTES TO SCHEDULE OF INVESTMENTS December 31, 1995


     A C C O U N T S
1. Aggregate gross unrealized appreciation
   (depreciation) as of December 31, 1995,
   based on cost for Federal income tax
GOVERNMENT                        TOTAL
   purposes, was as follows:                       LIQUID
SECURITIES        INCOME          RETURN          GROWTH
    Aggregate gross unrealized appreciation      $       --
$2,294,937      $  435,777     $ 27,208,985     $25,984,836
    Aggregate gross unrealized depreciation              --
(173,429)       (464,799)        (526,737)      (260,790)
                                               --------------
--------------  --------------  --------------  --------------
    Net unrealized appreciation
     (depreciation)                              $       --
$2,121,508      $  (29,022)    $ 26,682,248     $25,724,046
                                               --------------
--------------  --------------  --------------  --------------
                                               --------------
--------------  --------------  --------------  --------------
2. The aggregate cost of investments for
   Federal income tax purposes was:              $75,707,513
$46,839,748     $32,577,590    $192,516,346     $95,069,282
                                               --------------
--------------  --------------  --------------  --------------
                                               --------------
--------------  --------------  --------------  --------------
3. Purchases and sales of securities
   (excluding short-term securities) for the
   year ended December 31, 1995 are
   summarized as follows:
    Purchases                                    $       --
$27,090,969     $23,653,745    $ 88,015,567     $70,697,765
    Sales                                        $       --
$41,107,836     $37,629,462    $115,330,077     $61,274,945

10 The accompanying notes are an integral part of these financial statements.

 STATEMENT OF NET ASSETS                                  CONNECTICUT
MUTUAL INVESTMENT ACCOUNTS, INC.
                                                          December 31,
1995


      A C C O U N T S

GOVERNMENT                        TOTAL
                                                    LIQUID
SECURITIES        INCOME          RETURN          GROWTH
  ASSETS
    Investments:
    Bonds, at market value
      (Cost $46,462,748, $31,327,794,
       $72,379,402)                               $       --
$48,584,256     $31,298,772     $76,669,774     $       --
    Common stocks, at market value
      (Cost $70,464,960, $82,143,516)                     --
 --              --      92,856,836     107,867,562
    Short-term securities                         75,707,513
377,000       1,249,796      49,671,984      12,925,766
                                                --------------
--------------  --------------  --------------  --------------
                                                  75,707,513
48,961,256      32,548,568     219,198,594     120,793,328
    Cash                                              12,344
107          13,220           6,632          21,967
    Investment income receivable                     103,419
1,058,287         654,267       1,390,464         220,695
    Receivable from securities sold                       --
 --              --         104,295         140,291
    Receivable from Fund shares sold                 112,587
6,461           4,629          67,621          58,292
                                                --------------
--------------  --------------  --------------  --------------
    Total Assets                                  75,935,863
50,026,111      33,220,684     220,767,606     121,234,573
                                                --------------
--------------  --------------  --------------  --------------

  LIABILITIES
    Accrued expenses payable                         124,293
123,228          34,323         377,614         199,744
    Payable for securities purchased                      --
 --              --       1,640,712       2,200,297
    Dividends payable                                  3,819
 --              --              --              --
                                                --------------
--------------  --------------  --------------  --------------
    Total Liabilities                                128,112
123,228          34,323       2,018,326       2,400,041
                                                --------------
--------------  --------------  --------------  --------------
  NET ASSETS                                      $75,807,751
$49,902,883     $33,186,361    2$18,749,280    1$18,834,532
                                                --------------
--------------  --------------  --------------  --------------
                                                --------------
--------------  --------------  --------------  --------------
  OUTSTANDING SHARES -- CLASS A                   75,807,751
4,644,816       3,478,038      14,108,084       6,619,121
                                                --------------
--------------  --------------  --------------  --------------
                                                --------------
--------------  --------------  --------------  --------------
  OUTSTANDING SHARES -- CLASS B                           --
6,904           6,150          41,504          39,640
                                                --------------
--------------  --------------  --------------  --------------
                                                --------------
--------------  --------------  --------------  --------------
  NET ASSET VALUE PER SHARE -- CLASS A                 $1.00
$10.73           $9.52          $15.46          $17.84
                                                --------------
--------------  --------------  --------------  --------------
                                                --------------
--------------  --------------  --------------  --------------
  NET ASSET VALUE PER SHARE -- CLASS B                    --
$10.77           $9.56          $15.66          $18.08
                                                --------------
--------------  --------------  --------------  --------------
                                                --------------
--------------  --------------  --------------  --------------
  NET ASSETS CONSIST OF:
    Capital (par value and paid-in surplus)     $ 75,807,751    $
51,220,513    $ 35,612,380    $191,347,357    $ 92,323,812
    Undistributed net investment income                   --
32,873          19,045          68,633          11,438
    Accumulated undistributed net realized
      gain (loss)                                         --
(3,472,011  )   (2,416,042  )      651,042         775,236
    Net unrealized appreciation (depreciation)            --
2,121,508         (29,022  )   26,682,248      25,724,046
                                                --------------
--------------  --------------  --------------  --------------
  NET ASSETS                                    $ 75,807,751    $
49,902,883    $ 33,186,361    $218,749,280    $118,834,532
                                                --------------
--------------  --------------  --------------  --------------
                                                --------------
--------------  --------------  --------------  --------------

   The accompanying notes are an integral part of these financial statements. 11

 STATEMENT OF OPERATIONS                                  CONNECTICUT
MUTUAL INVESTMENT ACCOUNTS, INC.
                                                          For the year
ended December 31, 1995


        A C C O U N T S

GOVERNMENT                          TOTAL
                                                    LIQUID
SECURITIES         INCOME           RETURN          GROWTH
  INVESTMENT INCOME
    Income:
      Interest                                     $4,162,889
$4,326,765       $3,327,978      $8,376,038      $  598,872
      Dividends                                           --
  --               --        1,826,407       2,035,451
                                                ---------------
---------------  ---------------  --------------  --------------
    Total Income                                   4,162,889
4,326,765        3,327,978       10,202,445       2,634,323
                                                ---------------
---------------  ---------------  --------------  --------------

    Expenses:
      Investment advisory fees                       349,609
342,325          274,057        1,251,666         613,378
      Transfer agent fees                            216,300
84,800           61,100          354,800         181,400
      Distribution fees -- Class A                        --
  --               --          348,698         176,158
      Distribution fees -- Class B                        --
  75              112              917             742
      Registration fees                               26,942
24,048           23,316           52,101          45,955
      Custodian fees                                  28,900
24,600           26,900           42,800          35,600
      Professional services                           16,580
20,660           15,180           59,820          37,710
      Shareholder reports                             13,000
9,400            7,400           34,850          17,800
      Directors' fees                                  4,383
3,829            3,396           10,303           5,859
      Other                                           18,946
25,140               --           42,120          18,014
      Expense reimbursement from investment
       adviser                                            --
  --         (137,292)              --              --
                                                ---------------
---------------  ---------------  --------------  --------------
    Total Expenses                                   674,660
534,877          274,169        2,198,075       1,132,616
                                                ---------------
---------------  ---------------  --------------  --------------

  NET INVESTMENT INCOME                            3,488,229
3,791,888        3,053,809        8,004,370       1,501,707
                                                ---------------
---------------  ---------------  --------------  --------------

  REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS
    Net realized gain (loss) on investments                2
(618,861)        (717,369)       7,754,106       7,939,891
    Net unrealized appreciation on investments            --
6,078,046        2,639,614       26,965,439      20,902,301
                                                ---------------
---------------  ---------------  --------------  --------------

  NET REALIZED AND UNREALIZED GAIN ON
   INVESTMENTS                                             2
5,459,185        1,922,245       34,719,545      28,842,192
                                                ---------------
---------------  ---------------  --------------  --------------

  NET INCREASE IN NET ASSETS RESULTING FROM
   OPERATIONS                                      $3,488,231
$9,251,073       $4,976,054      $42,723,915     $30,343,899
                                                ---------------
---------------  ---------------  --------------  --------------
                                                ---------------
---------------  ---------------  --------------  --------------

12 The accompanying notes are an integral part of these financial statements.

 STATEMENT OF CHANGES IN NET ASSETS                       CONNECTICUT
MUTUAL INVESTMENT ACCOUNTS, INC.
                                                          For the years
ended December 31, 1995 and 1994

                                                       A C C O U N T S
                                            LIQUID
GOVERNMENT SECURITIES

                                    1995            1994             1995
          1994
  INCREASE (DECREASE) IN NET
   ASSETS
  FROM OPERATIONS:
    Net investment income       $  3,488,229    $   2,575,968    $
3,791,888    $  4,942,102
    Net realized gain (loss)
     on investments                        2             (987)
(618,861)     (2,822,974)
    Net unrealized
     appreciation
     (depreciation) on
     investments                          --               --
6,078,046      (5,366,869)
                                -------------   --------------
-------------   -------------
    Net increase (decrease) in
     net assets resulting from
     operations                    3,488,231        2,574,981
9,251,073      (3,247,741)
                                -------------   --------------
-------------   -------------
  DIVIDENDS TO SHAREHOLDERS
   FROM:
    Net investment income --
     Class A                      (3,488,229)      (2,574,981)
(3,790,617)     (4,939,034)
    Net investment income --
     Class B                              --               --
(376)             --
    Net realized gain on
     investments -- Class A               (2)              --
  --         (56,279)
    Net realized gain on
     investments -- Class B               --               --
  --              --
                                -------------   --------------
-------------   -------------
                                  (3,488,231)      (2,574,981)
(3,790,993)     (4,995,313)
                                -------------   --------------
-------------   -------------
  FROM CAPITAL SHARE
   TRANSACTIONS:
    Net proceeds from sale of
     shares                      184,452,934      177,469,640
3,206,633       7,468,147
    Net asset value of shares
     issued to shareholders
     from reinvestment
     of dividends                  3,424,659        2,548,202
3,327,217       4,527,905
    Cost of shares reacquired   (176,015,712)    (192,692,366)
(22,253,386)    (21,186,898)
                                -------------   --------------
-------------   -------------
    Increase in net assets
     derived from capital
     share transactions           11,861,881      (12,674,524)
(15,719,536)     (9,190,846)
                                -------------   --------------
-------------   -------------
  NET INCREASE (DECREASE) IN
   NET ASSETS                     11,861,881      (12,674,524)
(10,259,456)    (17,433,900)
  NET ASSETS -- BEGINNING OF
   PERIOD                         63,945,870       76,620,394
60,162,339      77,596,239
                                -------------   --------------
-------------   -------------
  NET ASSETS -- END OF PERIOD   $ 75,807,751    $  63,945,870    $
49,902,883    $ 60,162,339
                                -------------   --------------
-------------   -------------
                                -------------   --------------
-------------   -------------
  Undistributed net investment
   income included in net
   assets at end of
   period                                 --               --
$32,873         $31,978

-------------   -------------

-------------   -------------
  Undistributed net realized
   gain (loss) on investments
   included in net assets at
   end of period                          --               --
$(3,472,011)    $(2,853,150)

-------------   -------------

-------------   -------------

                                                                     A C
C O U N T S

                                           INCOME
TOTAL RETURN                      GROWTH

                                   1995            1994            1995
          1994           1995           1994
  INCREASE (DECREASE) IN NET
   ASSETS
  FROM OPERATIONS:
    Net investment income       $ 3,053,809    $  3,484,675    $
8,004,370    $  7,127,925    $ 1,501,707    $ 1,077,298
    Net realized gain (loss)
     on investments                (717,369)       (660,384)
7,754,106       2,872,138      7,939,891      3,074,097
    Net unrealized
     appreciation
     (depreciation) on
     investments                  2,639,614      (3,054,974)
26,965,439     (14,089,642)    20,902,301     (4,619,868)
                                ------------   -------------
-------------   -------------   ------------   ------------
    Net increase (decrease) in
     net assets resulting from
     operations                   4,976,054        (230,683)
42,723,915      (4,089,579)    30,343,899       (468,473)
                                ------------   -------------
-------------   -------------   ------------   ------------
  DIVIDENDS TO SHAREHOLDERS
   FROM:
    Net investment income --
     Class A                     (3,051,490)     (3,473,505)
(7,977,727)     (7,098,435)    (1,491,101)    (1,076,035)
    Net investment income --
     Class B                           (633)             --
(2,581)             --           (561)            --
    Net realized gain on
     investments -- Class A              --              --
(7,615,071)     (3,186,699)    (7,649,952)    (3,254,775)
    Net realized gain on
     investments -- Class B              --              --
(20,687)             --        (42,834)            --
                                ------------   -------------
-------------   -------------   ------------   ------------
                                 (3,052,123)     (3,473,505)
(15,616,066)    (10,285,134)    (9,184,448)    (4,330,810)
                                ------------   -------------
-------------   -------------   ------------   ------------
  FROM CAPITAL SHARE
   TRANSACTIONS:
    Net proceeds from sale of
     shares                       7,223,431      11,501,443
30,319,938      52,357,416     21,362,895     20,893,600
    Net asset value of shares
     issued to shareholders
     from reinvestment
     of dividends                 2,567,525       3,019,579
15,328,598      10,101,758      9,082,811      4,286,409
    Cost of shares reacquired   (25,075,490)    (12,906,272)
(31,911,112)    (41,385,584)   (11,160,463)    (6,485,813)
                                ------------   -------------
-------------   -------------   ------------   ------------
    Increase in net assets
     derived from capital
     share transactions         (15,284,534)      1,614,750
13,737,424      21,073,590     19,285,243     18,694,196
                                ------------   -------------
-------------   -------------   ------------   ------------
  NET INCREASE (DECREASE) IN
   NET ASSETS                   (13,360,603)     (2,089,438)
40,845,273       6,698,877     40,444,694     13,894,913
  NET ASSETS -- BEGINNING OF
   PERIOD                        46,546,964      48,636,402
177,904,007     171,205,130     78,389,838     64,494,925
                                ------------   -------------
-------------   -------------   ------------   ------------
  NET ASSETS -- END OF PERIOD   $33,186,361    $ 46,546,964
$218,749,280    $177,904,007    $118,834,532   $78,389,838
                                ------------   -------------
-------------   -------------   ------------   ------------
                                ------------   -------------
-------------   -------------   ------------   ------------
  Undistributed net investment
   income included in net
   assets at end of
   period                       $    19,045    $     17,359    $
68,633    $     44,571    $    11,438    $     1,393
                                ------------   -------------
-------------   -------------   ------------        ------
                                ------------   -------------
-------------   -------------   ------------        ------
  Undistributed net realized
   gain (loss) on investments
   included in net assets at
   end of period                $(2,416,042)    $(1,698,673)
$651,042        $532,694       $775,236       $528,131
                                ------------   -------------
-------------   -------------   ------------   ------------
                                ------------   -------------
-------------   -------------   ------------   ------------

   The accompanying notes are an integral part of these financial statements. 14

 FINANCIAL HIGHLIGHTS                                     CONNECTICUT
MUTUAL INVESTMENT ACCOUNTS, INC.
                                                          December 31,
1995

Selected data for a share of capital stock outstanding throughout the period:

                                          NET REALIZED   DISTRIBUTIONS
                            RATIO OF     RATIO OF NET
                              DIVIDENDS   & UNREALIZED     FROM NET
NET ASSET    NET ASSET     OPERATING      INVESTMENT
    YEARS           NET       FROM NET     GAIN (LOSS)     REALIZED
VALUE AT     VALUE AT     EXPENSES TO      INCOME TO
    ENDED       INVESTMENT   INVESTMENT        ON           GAIN ON
BEGINNING       END         AVERAGE         AVERAGE
 DECEMBER 31      INCOME       INCOME      INVESTMENTS    INVESTMENTS
OF PERIOD    OF PERIOD     NET ASSETS     NET ASSETS
-----------------------------------------------------------------------
--------------------------------------------------------
                      LIQUID ACCOUNT
 1986           $    .0588   $    (.0588) $         --   $        --
$      1.00  $       1.00        1.00   %        5.88  %
 1987                .0581        (.0581)           --            --
      1.00          1.00        1.00            5.81
 1988                .0664        (.0664)           --            --
      1.00          1.00        1.04            6.64
 1989                .0822        (.0822)           --            --
      1.00          1.00        1.06            8.22
 1990                .0731        (.0731)           --            --
      1.00          1.00        1.06            7.31
 1991                .0522        (.0522)           --            --
      1.00          1.00        1.01            5.22
 1992                .0287        (.0287)           --            --
      1.00          1.00        1.02            2.87
 1993                .0227        (.0227)           --            --
      1.00          1.00        .95             2.27
 1994                .0334        (.0334)           --            --
      1.00          1.00        .93             3.34
 1995                .0499        (.0499)           --            --
      1.00          1.00        .96             4.99
GOVERNMENT SECURITIES ACCOUNT -- CLASS A
 1986                .92          (.92)           .28            (.11)
     10.73         10.90        1.27            8.92
 1987                .84          (.84)           (.52)          (.21)
     10.90         10.17        1.24            8.12
 1988                .84          (.85)           (.05)          (.05)
     10.17         10.06        1.16            8.27
 1989                .84          (.84)           .52             --
     10.06         10.58        1.19            8.14
 1990                .84          (.84)           .10             --
     10.58         10.68        1.16            8.07
 1991                .85          (.85)           .68             --
     10.68         11.36        1.07            7.83
 1992                .77          (.77)           (.12)          (.05)
     11.36         11.19        1.01            6.92
 1993                .70          (.70)           .36            (.64)
     11.19         10.91        .93             6.03
 1994                .69          (.69)          (1.14)          (.01)
     10.91          9.76        .91             6.71
 1995                .72          (.72)           .97             --
      9.76         10.73        .98             6.93
INCOME ACCOUNT -- CLASS A
 1986                .83          (.83)           .57            (.08)
     10.55         11.04        1.29            7.69
 1987                .76          (.76)           (.56)          (.51)
     11.04          9.97        1.27            7.32
 1988                .84          (.85)           (.19)           --
      9.97          9.77        1.24            8.43
 1989                .88          (.88)           .02             --
      9.77          9.79        1.27            8.93
 1990                .94          (.94)           (.35)           --
      9.79          9.44        1.24            9.78
 1991                .81          (.81)           .47             --
      9.44          9.91        1.12            8.44
 1992                .79          (.79)           (.16)           --
      9.91          9.75        .63             8.09
 1993                .65          (.65)           .11             --
      9.75          9.86        .63             6.56
 1994                .68          (.68)           (.72)           --
      9.86          9.14        .63             7.16
 1995                .67          (.66)           .37             --
      9.14          9.52        .63             6.97
TOTAL RETURN ACCOUNT -- CLASS A
 1986                .31          (.30)           .99            (.04)
     10.91         11.87        1.26            3.22
 1987                .38          (.38)           .13           (1.09)
     11.87         10.91        1.08            3.15
 1988                .53          (.53)           .60             --
     10.91         11.51        1.11            4.61
 1989                .76          (.76)           1.81           (.63)
     11.51         12.69        1.20            5.90
 1990                .66          (.66)           (.68)          (.07)
     12.69         11.94        1.24            5.31
 1991                .54          (.54)           2.79           (.71)
     11.94         14.02        1.20            4.02
 1992                .50          (.50)           .86           (1.07)
     14.02         13.81        1.11            3.61
 1993                .48          (.48)           1.70           (.97)
     13.81         14.54        1.02            3.40
 1994                .55          (.55)           (.86)          (.24)
     14.54         13.44        .96             3.80
 1995                .60          (.60)           2.59           (.57)
     13.44         15.46        1.17            4.00
GROWTH ACCOUNT -- CLASS A
 1986                .24          (.24)           1.11           (.08)
     10.94         11.97        1.31            2.21
 1987                .22          (.22)           (.12)         (2.05)
     11.97          9.80        1.17            1.71
 1988                .20          (.20)           1.20            --
      9.80         11.00        1.23            1.95
 1989                .51          (.51)           3.30          (1.25)
     11.00         13.05        1.18            3.90
 1990                .34          (.34)          (1.36)          (.07)
     13.05         11.62        1.19            2.73
 1991                .25          (.25)           4.00          (1.22)
     11.62         14.40        1.19            1.74
 1992                .26          (.26)           1.44          (1.64)
     14.40         14.20        1.12            1.74
 1993                .30          (.30)           2.64          (1.70)
     14.20         15.14        1.05            1.95
 1994                .22          (.22)           (.32)          (.62)
     15.14         14.20        1.02            1.50
 1995                .25          (.25)           4.88          (1.24)
     14.20         17.84        1.22            1.53

                              NET ASSETS
                                AT END
    YEARS                     OF PERIOD       ANNUAL
    ENDED        PORTFOLIO       (IN          TOTAL
 DECEMBER 31     TURNOVER     THOUSANDS)    RETURN(A)
--------------

 1986              n/a       $    74,111          6.03 %
 1987              n/a            68,908          5.97
 1988              n/a            73,921          6.82
 1989              n/a            87,264          8.53
 1990              n/a            84,387          7.53
 1991              n/a            69,932          5.31
 1992              n/a            67,549          2.89
 1993              n/a            76,620          2.30
 1994              n/a            63,946          3.40
 1995              n/a            75,808          5.11
GOVERNMENT SEC
 1986                 111.68      22,947         11.66
 1987                 207.67      24,703          3.33
 1988                 175.50      35,910          7.99
 1989                  68.14      41,561         14.10
 1990                  44.19      47,524          9.44
 1991                  27.50      55,332         15.03
 1992                 131.79      67,612          6.07
 1993                 224.02      77,596          9.56
 1994                 156.90      60,162         (4.18)
 1995                  50.64      49,829         17.90
INCOME ACCOUNT
 1986                 164.13      14,620         13.54
 1987                 231.39      15,367          2.03
 1988                 150.04      16,789          6.70
 1989                  52.95      18,705          9.56
 1990                  90.20      19,809          6.33
 1991                  50.44      22,839         14.22
 1992                 109.47      38,675          6.60
 1993                 145.94      48,636          7.97
 1994                  62.88      46,547         (0.42)
 1995                  57.08      33,127         11.77
TOTAL RETURN A
 1986                 143.32      35,382         11.88
 1987                 197.79      44,770          3.92
 1988                 223.62      54,253         10.40
 1989                 149.22      65,071         22.61
 1990                 115.45      66,382         (0.21)
 1991                 122.40      86,455         28.21
 1992                 177.85     109,701          9.90
 1993                 155.16     171,205         15.89
 1994                 115.01     177,904         (2.11)
 1995                  55.20     218,099         23.95
GROWTH ACCOUNT
 1986                 163.15      19,469         12.25
 1987                 214.32      19,638         (0.29)
 1988                 246.14      26,285         14.32
 1989                 169.75      37,323         34.86
 1990                 143.95      35,202         (7.98)
 1991                 148.30      40,716         36.91
 1992                 141.69      45,600         11.99
 1993                  99.67      64,495         20.91
 1994                  98.46      78,390         (0.65)
 1995                  69.69     118,118         36.40

   (a) Annual total returns do not include the effect of sales charges

 FINANCIAL HIGHLIGHTS (CONT'D)

                                          NET REALIZED   DISTRIBUTIONS
                             RATIO OF       RATIO OF NET
                              DIVIDENDS   & UNREALIZED     FROM NET
NET ASSET    NET ASSET      OPERATING        INVESTMENT
    YEARS           NET       FROM NET     GAIN (LOSS)     REALIZED
VALUE AT     VALUE AT      EXPENSES TO       INCOME TO
    ENDED       INVESTMENT   INVESTMENT        ON           GAIN ON
BEGINNING       END          AVERAGE          AVERAGE
 DECEMBER 31      INCOME       INCOME      INVESTMENTS    INVESTMENTS
OF PERIOD    OF PERIOD    NET ASSETS (A)   NET ASSETS (A)
-----------------------------------------------------------------------
-----------------------------------------------------------
                                       GOVERNMENT SECURITIES ACCOUNT --
CLASS B
 1995         (c) $    .12   $    (.12)   $       .32    $        --
$     10.45  $      10.77         1.98    %        1.36   %
INCOME ACCOUNT -- CLASS B
 1995         (c)      .13        (.13)           .10             --
      9.46          9.56         1.63             1.43
TOTAL RETURN ACCOUNT -- CLASS B
 1995         (c)      .07        (.07)           .70            (.52)
     15.48         15.66         1.92             .73
GROWTH ACCOUNT -- CLASS B
 1995         (c)      .02        (.02)           1.40          (1.15)
     17.83         18.08         1.97             .21


                               NET ASSETS
    YEARS                        AT END          ANNUAL
    ENDED        PORTFOLIO      OF PERIOD        TOTAL
 DECEMBER 31     TURNOVER    (IN THOUSANDS)    RETURN(B)
--------------

 1995                  50.64 $         74           4.20  %
INCOME ACCOUNT
 1995                  57.08           59           2.41
TOTAL RETURN A
 1995                  55.20          650           4.93
GROWTH ACCOUNT
 1995                  69.69          717           8.04

   (a) Annualized
   (b) Annual total returns do not include the effect of sales charges
   (c) For the period from October 1, 1995 (Inception) through December
31, 1995

   The accompanying notes are an integral part of these financial statements. 16

 NOTES TO FINANCIAL STATEMENTS                            CONNECTICUT
MUTUAL INVESTMENT ACCOUNTS, INC.
                                                          December 31,
1995

 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
  Connecticut Mutual Investment Accounts, Inc. (the Fund), a Maryland corporation, is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Fund is comprised
  of thirteen distinct mutual funds, including the following five Accounts included in these financial statements: Liquid, Government Securities,
Income,
  Total Return and Growth. The Fund offers both Class A and Class B shares.
  Class A shares are sold with a front-end sales charge. Class B shares may be subject to a contingent deferred sales charge. An interest in the Fund is limited to the assets of the Account or Accounts in which shares are held by shareholders, and such shareholders are entitled to a pro rata share of all dividends and distributions arising from the net investment income and net realized capital gains on the investments of such Accounts.

  The following is a summary of significant accounting policies followed by the
  Fund:

  (a)VALUATION OF INVESTMENT SECURITIES - Except with respect to securities held by the Liquid Account, equity and debt securities which are traded on securities exchanges are valued at the last sales price as of the close of business on the day the securities are being valued. Lacking any sales, equity securities are valued at the last bid price and debt securities are valued at the mean between closing bid and asked prices. Securities traded in the over-the-counter market and included in the NASDAQ National
Market
     System are valued using the last sales price when available.
Otherwise,
     over-the-counter securities are valued at the mean between the bid and asked prices or yield equivalent as obtained from one or more dealers who make a market in the securities. Short-term securities are valued on an amortized cost basis, which approximates market value. Securities for which market quotations are not readily available are valued at fair value as determined in accordance with procedures established by the Board of Directors of the Fund, including the use of valuations furnished by
a
     private service retained by the custodian.

     Securities held by the Liquid Account are valued on an amortized cost basis. This basis involves valuing a security at cost and thereafter assuming a constant amortization to maturity of any discount or premium,
     regardless of the impact of fluctuating interest rates on the market value of the instrument. The amortized cost method, in the opinion of the Board of Directors, represents the fair value of the particular security.
The
     Board monitors the deviation between the Account's net asset value per share as determined by using available market quotations and its amortized cost price per share. If the deviation exceeds one half of one percent per share, the Board will consider what action, if any, should be initiated to provide fair valuation. Throughout 1995, the deviation was less than one half of one percent.

  (b)FEDERAL INCOME TAXES - The Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal
Revenue
     Code. Under such provisions, by distributing substantially all of its taxable income to its shareholders or otherwise complying with requirements
     for regulated investment companies, the Fund will not be subject to Federal income taxes. Accordingly, no provision for Federal income taxes is required. For Federal tax reporting purposes, each Account is treated as a
     separate taxable entity.

  (c)GAINS AND LOSSES - Realized gains and losses from sales of investments are determined on the identified cost basis.

  (d)AFFILIATE HOLDINGS - Connecticut Mutual Life Insurance Company and its
     affiliates own 33,548,333 shares of the five Accounts of the Fund as follows:

          LIQUID              GOVERNMENT SECURITIES               INCOME
                 TOTAL RETURN
        30,904,449                   662,517                       239
                      222

          LIQUID                      GROWTH
        30,904,449                  1,980,906

  (e)OTHER - Investment transactions are accounted for on the trade date which is the date the order to buy or sell is executed. Dividend income is recorded on the ex-dividend date and interest income is accrued on a daily
     basis. All expenses are accrued on a daily basis.

  2. INVESTMENT ADVISORY FEES AND OTHER AFFILIATE TRANSACTIONS
  The Fund has an Investment Advisory Agreement with G.R. Phelps & Co.,
Inc.
  (the Investment Adviser), a wholly-owned subsidiary of Connecticut
Mutual Life
  Insurance Company. The Investment Adviser, subject to review by the Board of
  Directors, is responsible for the investment management of each Account and has the responsibility for making decisions to buy, sell or hold any particular security. The Investment Adviser is obligated to perform certain
  administrative services for the Fund.

  As compensation for its services to the Liquid Account, the Investment
Adviser
  receives monthly compensation at the annual rate of 0.50% of the first
$200
  million of average daily net assets, 0.45% of the next $100 million of average
  daily net assets and 0.40% of the average daily net assets in excess of
$300
  million of the Account. As compensation for its services to the
Government
  Securities, Income, Total Return and Growth Accounts, the Investment
Adviser
  receives monthly compensation at the annual rate of 0.625% of the first
$300
  million of average daily net assets, 0.50% of the next $100 million of average
  daily net assets and 0.45% of the average daily net assets in excess of
$400
  million of each Account.

  The investment advisory fees, which also cover certain administrative and management services, amounted to $2,831,035 for all Accounts for the year ended December 31, 1995. For the year ended December 31, 1995, the
Investment
  Adviser, serving as principal underwriter for sale of shares of the Accounts, earned $1,642,321 related to sales charges deducted from proceeds for shares sold.

  Expenses incurred in the operation of the Fund are borne by the Fund.
However,
  the Investment Adviser has agreed that in any year the aggregate expenses
  (including the investment advisory fee, but excluding interest, taxes, brokerage fees, commissions and uncommon charges such as litigation costs)
  exceed 1% of the value of the average daily net assets of the Liquid
Account
  or 1.5% of the value of the average daily net assets in each of the other four
  Accounts, it will reimburse the Accounts for such excess.

  3. DISTRIBUTION PLANS
  Each Account has adopted a distribution plan for both Class A shares
(Class A
  Plan) and Class B shares (Class B Plan) and, with respect to the Liquid Account, for its shares (Liquid Account Plan) designed to meet the requirements of Rule 12b-1 under the Investment Company Act of 1940.

  Under the Class A Plan of each Account, each Account may make payments for personal services and/or the maintenance of shareholder accounts to account executives of Connecticut Mutual Financial Services, Inc. (CMFS), the Distributor, and other broker dealer firms with whom CMFS has agreements in
  amounts not exceeding 0.25% of the average daily net assets of the Account's
  Class A shares for any fiscal year. Effective May 1, 1995, the Total
Return
  and Growth Accounts commenced accruing fees daily and paying fees monthly to the Distributor. For the eight months ended December 31, 1995, the Distributor received $524,856 in fees from these Accounts. The Government Securities and
  Income Accounts accrued no fees and paid no amounts pursuant to any Plan during the year ended December 31, 1995.

  Under each Account's Class B Plan, such Account may pay CMFS a service fee at the annualized rate of up to 0.25% of the average daily net assets of the
  Account's Class B shares for its expenditures incurred in servicing and maintaining shareholder accounts, and may pay CMFS a distribution fee at the
  annualized rate of up to 0.75% of the average daily net assets of the Account's Class B shares for its expenditures incurred in providing services
  as distributor. Effective October 1, 1995, the Government Securities,
Income,
  Total Return and Growth Accounts commenced accruing fees daily and paying fees monthly to the Distributor. For the three months ended December 31, 1995, the
  Distributor received $1,846 in fees from these Accounts.

  Under the Liquid Account Plan, the Liquid Account reimburses CMFS for its actual expenses associated with the sale of shares of the Liquid
Account. This
  reimbursement may include payments to third parties, such as banks or broker dealers, that provide shareholder support services or engage in the sale of shares of the Liquid Account. However, payments to CMFS from the assets of the
  Liquid Account cannot exceed 0.10% of the average daily net assets of the
  Liquid Account's shares. The Liquid Account accrued no fees and paid no amounts pursuant to any Plan during the year ended December 31, 1995.

  4. DISTRIBUTIONS TO SHAREHOLDERS
  Dividends from net investment income are declared and paid monthly for the
  Government Securities and Income Accounts and semi-annually for the Total
  Return and Growth Accounts. Dividends from net investment income of the Liquid
  Account, which include any net short-term capital gains, are declared and accrued daily and paid monthly. All net realized capital gains, if any, are declared and paid at least annually.

  5. CAPITAL STOCK
  The authorized capital stock of the Fund at December 31, 1995 consisted of
  3,000,000,000 shares of common stock, par value $0.001 per share. The shares of stock are divided among thirteen separate Accounts, five of which are indicated below. All shares of common stock have equal voting rights, except
  that only shares of a particular Account are entitled to vote on matters pertaining to that Account.

  Transactions in capital stock were as follows:

                                                           CLASS A SHARES
FOR THE YEAR ENDED DECEMBER 31, 1995

GOVERNMENT                           TOTAL
                                                        LIQUID
SECURITIES         INCOME           RETURN
  Shares authorized (in millions)                             250
     200               200              200
  Shares sold                                         184,452,934
 304,895           764,273        1,998,083
  Shares issued to shareholders from reinvestment
    of dividends                                        3,424,659
 324,108           274,100        1,003,774
                                                    ---------------
---------------  ---------------  ---------------
    Total issued                                      187,877,593
 629,003         1,038,373        3,001,857
  Shares reacquired                                  (176,015,712)
(2,147,453)       (2,654,709)      (2,126,335)
                                                    ---------------
---------------  ---------------  ---------------

  Net increase (decrease)                              11,861,881
(1,518,450)       (1,616,336)         875,522
                                                    ---------------
---------------  ---------------  ---------------
                                                    ---------------
---------------  ---------------  ---------------

                                                        GROWTH
  Shares authorized (in millions)                             200
  Shares sold                                           1,242,427
  Shares issued to shareholders from reinvestment
    of dividends                                          513,302
                                                    ---------------
    Total issued                                        1,755,729
  Shares reacquired                                      (657,052)
                                                    ---------------
  Net increase (decrease)                               1,098,677
                                                    ---------------
                                                    ---------------

                                                          CLASS B SHARES
FOR THE PERIOD FROM OCTOBER 1, 1995

    (INCEPTION)

TO DECEMBER 31, 1995
                                                       GOVERNMENT
               TOTAL
                                                       SECURITIES
INCOME         RETURN         GROWTH
  Shares authorized (in millions)                              50
     50             50             50
  Shares sold                                               6,888
  6,140         40,033         37,415
  Shares issued to shareholders from reinvestment of
     dividends                                                 35
     10          1,471          2,434
                                                      -------------
-------------  -------------  -------------
    Total issued                                            6,923
  6,150         41,504         39,849
  Shares reacquired                                           (19)
     --             --           (209)
                                                      -------------
-------------  -------------  -------------

  Net increase                                              6,904
  6,150         41,504         39,640
                                                      -------------
-------------  -------------  -------------
                                                      -------------
-------------  -------------  -------------

 6. SUBSEQUENT EVENT
  On  January 27, 1996,  the policyholders of  Connecticut Mutual Life
Insurance
  Company (CML) approved a merger, subject to regulatory approval, of CML into the Massachusetts Mutual Life Insurance Company (MML). In connection with this merger, the shareholders of the Fund are being asked to consider and approve a new investment advisory agreement between the Fund and OppenheimerFunds, Inc., an indirect subsidiary of MML.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To the Board of Directors of Connecticut Mutual Investment Accounts,
Inc.:

   We have audited the accompanying statement of net assets, including the schedule of investments, of Connecticut Mutual Investment Accounts,
Inc.
   (a Maryland corporation) Liquid, Government Securities, Income, Total Return, and Growth Accounts as of December 31, 1995, and the related statements of operations for the year then ended, the statement of changes
   in net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended.
   These financial statements and financial highlights are the responsibility of the Accounts' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to
   obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes
   examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by correspondence with the custodian bank. An audit also includes assessing
   the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements and financial highlights referred
   to above present fairly, in all material respects, the financial position
   of each of the respective Accounts comprising Connecticut Mutual Investment Accounts, Inc. as of December 31, 1995, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended, in conformity with generally accepted accounting principles.
                                                   /s/ Arthur Andersen LLP
                                                 -----------------------
                                          ARTHUR ANDERSEN LLP

   Hartford, Connecticut
   February 9, 1996

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
                     --------------------------------------
                         BOARD OF DIRECTORS AND OFFICERS
 DIRECTORS

RICHARD H. AYERS, Director
Chairman and Chief Executive Officer
The Stanley Works

DAVID E. A. CARSON, Director
President, Chairman and
 Chief Executive Officer
People's Bank

RICHARD W. GREENE, Director
Executive Vice President and Treasurer
University of Rochester

BEVERLY L. HAMILTON, Director
President
ARCO Investment Management Company

DONALD H. POND, JR., President and Director
Retired Executive Vice President
Connecticut Mutual Life Insurance Company

DAVID E. SAMS, JR., Director
President and Chief Executive Officer
Connecticut Mutual Life Insurance Company

OFFICERS

LOUIS A. LACCAVOLE, CPA, General Auditor
Vice President and General Auditor
Connecticut Mutual Life Insurance Company

ANN F. LOMELI, Secretary
Corporate Secretary and Counsel
Connecticut Mutual Life Insurance Company

LINDA M. NAPOLI, Treasurer and Controller
Treasurer, Mutual Funds
Connecticut Mutual Life Insurance Company

AUDITORS

ARTHUR ANDERSEN LLP
Hartford, CT

This report has been prepared for shareholders of the Account and may be distributed to prospective investors in the Account when preceded or accompanied by a current prospectus.

=======================================================================
====================================================
         PRO FORMA COMBINING STATEMENT OF INVESTMENTS
                      December 31, 1995 (Unaudited)
         Oppenheimer Bond Fund and Connecticut Mutual Investment Accounts,
Inc. - Income Account

                                                                   FACE
AMOUNT(1)                          MARKET VALUE

--------------------------------------
---------------------------------------
                                                     Oppenheimer
Connecticut Pro Forma     Oppenheimer   Connecticut Pro Forma
                                                     Bond          Income
    Combined      Bond          Income      Combined
=======================================================================
=============================================================
SHORT-TERM NOTES - 0.5%
-----------------------------------------------------------------------
-------------------------------------------------------------
         Carolina Telephone & Telegraph Co.,
         5.87%, due 1/2/96 (Cost $1,249,796)         $     --
$1,250,000  $  1,250,000  $     --      $ 1,249,796 $  1,249,796

=======================================================================
=============================================================
CERTIFICATES OF DEPOSIT - 0.1%
-----------------------------------------------------------------------
-------------------------------------------------------------
         Citibank CD, 13%, 5/6/96(2)CLP                49,956,445      --
      49,956,445       122,853       --          122,853

-----------------------------------------------------------------------
----------------------------------------------------
         Indonesia (Republic of) Bank Negara
         CD, Zero Coupon, 15.914%, 6/17/96(2)(3)IDR   500,000,000      --
     500,000,000       201,253       --          201,253

                    ---------------------------------------

         Total Certificates of Deposit (Cost $337,372)
                         324,106       --          324,106

=======================================================================
=============================================================
ASSET-BACKED SECURITIES - 1.9%
-----------------------------------------------------------------------
-------------------------------------------------------------
AUTO LOAN - 1.9%
-----------------------------------------------------------------------
-------------------------------------------------------------
         Daimler-Benz Vehicle Trust, Series
         1994-A, Cl. A, 5.95%, 12/15/00                   440,645      --
         440,645       441,373       --          441,373

-----------------------------------------------------------------------
----------------------------------------------------
         Ford Credit Grantor Trust, Series
         1994-B, Cl. A, 7.30%, 10/15/99                   959,109      --
         959,109       977,390       --          977,390

-----------------------------------------------------------------------
----------------------------------------------------
         General Motors Acceptance Corp.,
         Grantor Trust, Series 1992-E,
         Cl. A, 4.75%, 8/15/97                            192,999      --
         192,999       192,154       --          192,154

-----------------------------------------------------------------------
----------------------------------------------------
         Nissan Auto Receivables Grantor Trust,
         Series 1994-A, Cl. A, 6.45%, 9/15/99           1,289,223      --
       1,289,223     1,300,091       --        1,300,091

-----------------------------------------------------------------------
----------------------------------------------------
         World Omni Automobile Lease Securitization
         Trust, Series 1994-A, Cl. A, 6.45%, 9/25/00    1,705,242      --
       1,705,242     1,716,958       --        1,716,958

                    ---------------------------------------

         Total Asset-Backed Securities (Cost $4,581,131)
                       4,627,966       --        4,627,966

=======================================================================
=============================================================
MORTGAGE-BACKED OBLIGATIONS - 26.8%
-----------------------------------------------------------------------
-------------------------------------------------------------
GOVERNMENT AGENCY - 20.8%
-----------------------------------------------------------------------
-------------------------------------------------------------
FHLMC/FNMA/SPONSORED - 12.0%

-----------------------------------------------------------------------
-----------------------------------------------------
         Federal Home Loan Mortgage Corp.:
         5.50%, 1997                                       --
130,372       130,372        --          129,241      129,241
         5.50%, 1998                                       --
369,783       369,783        --          366,199      366,199
         Certificates of Participation,
         9%, 3/1/17                                       684,842      --
         684,842       727,563       --          727,563
         Certificates of Participation,
         Series 17-039, 13.50%, 11/1/10                    75,372      --
          75,372        89,209       --           89,209
         Certificates of Participation,
         Series 17-094, 12.50%, 4/1/14                     40,781      --
          40,781        47,205       --           47,205
         Collateralized Mtg. Obligation Gtd.
         Multiclass Certificates of Participation,
         Series 1322, Cl. G, 7.50%, 2/15/07             2,000,000      --
       2,000,000     2,088,740       --        2,088,740
         Collateralized Mtg. Obligations,
         Series 1548, Cl. C, 7%, 4/15/21                4,000,000      --
       4,000,000     4,022,480       --        4,022,480
         Multiclass Gtd. Mtg. Participation
         Certificates, Series 1460, Cl. H, 7%,
         5/15/07                                        1,500,000      --
       1,500,000     1,554,375       --        1,554,375

-----------------------------------------------------------------------
----------------------------------------------------
         Federal National Mortgage Assn.:
         7.50%, 2008                                       --
813,043       813,043        --          836,158      836,158
         7.00%, 2009                                       --
822,819       822,819        --          837,983      837,983
         6.00%, 2019                                       --
250,000       250,000        --          249,295      249,295
         11%, 7/1/16                                    6,832,876      --
       6,832,876     7,751,045       --        7,751,045
         Gtd. Mtg. Pass-Through Certificates,
         8%, 8/1/17                                       884,543      --
         884,543       920,624       --          920,624
         Gtd. Real Estate Mtg. Investment Conduit
         Pass-Through Certificates, Series 1993-175,
         Cl. PL, 5%, 10/25/02                           2,000,000      --
       2,000,000     1,980,000       --        1,980,000
         Gtd. Real Estate Mtg. Investment Conduit
         Pass-Through Certificates, Series 1993-191,
         Cl. PD, 5.40%, 3/25/04                         1,500,000      --
       1,500,000     1,486,395       --        1,486,395
         Interest-Only Stripped Mtg.-Backed Security,
         Trust 240, Cl. 2, 12.095%, 9/1/23(4)          23,117,327      --
      23,117,327     6,330,174       --        6,330,174

                    ---------------------------------------

                      26,997,810    2,418,876   29,416,686
-----------------------------------------------------------------------
-------------------------------------------------------------
GNMA/GUARANTEED - 8.8%

-----------------------------------------------------------------------
----------------------------------------------------
         Government National Mortgage Assn.:
         6%, 1/15/26(5)                                 5,000,000      --
       5,000,000     5,053,125       --        5,053,125
         6%, 7/20/25                                    1,984,195      --
       1,984,195     2,005,278       --        2,005,278
         7%, 1/15/26(5)                                 5,000,000      --
       5,000,000     5,059,400       --        5,059,400
         10%, 11/15/09                                    328,943      --
         328,943       361,015       --          361,015
         10.50%, 12/15/17-7/15/19                         418,560      --
         418,560       468,527       --          468,527
         12%, 1/15/99-5/15/14                              66,291      --
          66,291        70,409       --           70,409
         12.75%, 6/15/15                                   43,595      --
          43,595        50,461       --           50,461
         8%, 6/15/05-7/15/25                            7,202,212      --
       7,202,212     7,527,961       --        7,527,961
         9%, 2/15/09-6/15/09                              567,867      --
         567,867       608,463       --          608,463
         7.00%, 2009                                       --
387,056       387,056        --          396,004      396,004
         13.00%, 2014                                      --
45,963        45,963        --           54,566       54,566

                    ---------------------------------------

                      21,204,639      450,570   21,655,209
-----------------------------------------------------------------------
-------------------------------------------------------------
PRIVATE - 6.0%
-----------------------------------------------------------------------
-------------------------------------------------------------
COMMERCIAL - 2.9%

-----------------------------------------------------------------------
----------------------------------------------------
         CMC Securities Corp. I, Collateralized Mtg.
         Obligation, Series 1993-D, Cl. D-3, 10%,
         7/25/23(6)                                       711,456      --
         711,456       765,482       --          765,482

-----------------------------------------------------------------------
----------------------------------------------------
         DLJ Mortgage Acceptance Corp., Sub.
         Collateralized Mtg. Obligations, Series
         X-Q13B, Cl. 3B1, 8.75%, 11/25/24               1,442,350      --
       1,442,350     1,449,112       --        1,449,112

-----------------------------------------------------------------------
----------------------------------------------------
         FDIC Trust, Gtd. Real Estate Mtg. Investment
         Conduit Pass-Through Certificates, Series
         1994-C1, Cl. 2-D, 8.70%, 9/25/25(6)            1,000,000      --
       1,000,000     1,078,125       --        1,078,125

-----------------------------------------------------------------------
----------------------------------------------------
         FDIC Trust, Gtd. Real Estate Mtg. Investment
         Conduit Pass-Through Certificates, Series
         1994C1, Cl. 2-E, 8.70%, 9/25/25(6)             1,000,000      --
       1,000,000     1,069,687       --        1,069,687

-----------------------------------------------------------------------
----------------------------------------------------
         Resolution Trust Corp., Commercial Mtg.
         Pass-Through Certificates, Series 1991-M6,
         Cl. B4, 7.477%, 6/25/21(7)                        75,761      --
          75,761        75,738       --           75,738

-----------------------------------------------------------------------
----------------------------------------------------
         Resolution Trust Corp., Commercial Mtg.
         Pass-Through Certificates, Series 1992-CHF,
         Cl. E, 8.25%, 12/25/20                         2,004,994      --
       2,004,994     1,967,401       --        1,967,401

-----------------------------------------------------------------------
----------------------------------------------------
         Resolution Trust Corp., Commercial Mtg.
         Pass-Through Certificates, Series 1993-C1,
         Cl. B, 8.75%, 5/25/24                            700,000      --
         700,000       729,312       --          729,312

                    ---------------------------------------

                       7,134,857       --        7,134,857
-----------------------------------------------------------------------
-------------------------------------------------------------
MULTI-FAMILY - 2.0%

-----------------------------------------------------------------------
----------------------------------------------------
         Resolution Trust Corp., Commercial Mtg.
         Pass-Through Certificates, Series 1991-M5,
         Cl. A, 9%,3/25/17                                733,176      --
         733,176       776,251       --          776,251

-----------------------------------------------------------------------
----------------------------------------------------
         Resolution Trust Corp., Commercial Mtg.
         Pass-Through Certificates, Series 1994-C1,
         Cl. C, 8%, 6/25/26                             1,500,000      --
       1,500,000     1,603,594       --        1,603,594

-----------------------------------------------------------------------
----------------------------------------------------
         Resolution Trust Corp., Commercial Mtg.
         Pass-Through Certificates, Series 1995-C1,
         Cl. D, 6.90%, 2/25/27                          2,500,000      --
       2,500,000     2,387,500       --        2,387,500

                    ---------------------------------------

                       4,767,345       --        4,767,345
-----------------------------------------------------------------------
-------------------------------------------------------------
OTHER - 0.8%

-----------------------------------------------------------------------
----------------------------------------------------
         JHM Mtg. Acceptance Corp., 8.96%
         Collateralized Mtg. Obligation Bonds,
         Series E, Cl. 5, 4/1/19                        1,790,105      --
       1,790,105     1,913,175       --        1,913,175
-----------------------------------------------------------------------
-------------------------------------------------------------
RESIDENTIAL - 0.3%

-----------------------------------------------------------------------
----------------------------------------------------
         Residential Funding Corp., Mtg.
         Pass-Through Certificates, Series
         1993-S10, Cl. A9, 8.50%, 2/25/23                 774,963      --
         774,963       800,150       --          800,150

                    ---------------------------------------
         Total Mortgage-Backed Obligations
         (Cost $62,473,955, $2,813,669,
         Combined $65,287,624)
                      62,817,976    2,869,446   65,687,422

=======================================================================
=============================================================
U.S. GOVERNMENT OBLIGATIONS - 19.9%
-----------------------------------------------------------------------
-------------------------------------------------------------
TREASURY - 19.9%
-----------------------------------------------------------------------
-------------------------------------------------------------
         U.S. Treasury Bonds:
         11.625%, 11/15/02                              5,000,000      --
       5,000,000     6,743,750       --        6,743,750
         8.75%, 5/15/20                                 6,750,000      --
       6,750,000     9,036,562       --        9,036,562
         8.75%, 8/15/20                                 3,050,000      --
       3,050,000     4,092,719       --        4,092,719
         8.875%, 8/15/17                               13,500,000      --
      13,500,000    18,090,000       --       18,090,000

-----------------------------------------------------------------------
----------------------------------------------------
         U.S. Treasury Nts.:
         8.75%, 8/15/00                                   550,000      --
         550,000       625,109       --          625,109
         8.875%, 11/15/97                               4,335,000      --
       4,335,000     4,615,418       --        4,615,418
         6.75%, 1999                                       --
3,350,000      3,350,000        --        3,502,827    3,502,827
         7.75%, 1999                                       --
1,950,000      1,950,000        --        2,116,062    2,116,062

                    ---------------------------------------
         Total U.S. Government Obligations
         (Cost $40,331,251, $5,538,523,
         Combined $45,869,774)
                      43,203,558    5,618,889   48,822,447

=======================================================================
=============================================================

FOREIGN GOVERNMENT OBLIGATIONS - 0.7%
-----------------------------------------------------------------------
-------------------------------------------------------------
         International Bank for Reconstruction
         and Development Bonds, 12.50%, 7/25/97NZD        800,000      --
         800,000       556,998       --          556,998

-----------------------------------------------------------------------
----------------------------------------------------
         New Zealand (Republic of) Bonds, 10%,
         7/15/97NZD                                       390,000      --
         390,000       262,030       --          262,030

-----------------------------------------------------------------------
----------------------------------------------------
         Norwegian Government Bonds, 5.75%,
         11/30/04NOK                                      540,000      --
         540,000        81,686       --           81,686

-----------------------------------------------------------------------
----------------------------------------------------
         Queensland Treasury Corp. Gtd. Nts.,
         8%, 8/14/01AUD                                 1,045,000      --
       1,045,000       778,537       --          778,537

                    ---------------------------------------
         Total Foreign Government Obligations
         (Cost $1,565,840)
                       1,679,251       --        1,679,251

=======================================================================
=============================================================
CORPORATE BONDS AND NOTES - 53.0%
-----------------------------------------------------------------------
-------------------------------------------------------------
BASIC INDUSTRY - 4.2%
-----------------------------------------------------------------------
-------------------------------------------------------------
CHEMICALS - 0.9%

-----------------------------------------------------------------------
----------------------------------------------------
         FMC Corp., 8.75%, 1999                            --
250,000       250,000        --          269,248      269,248

-----------------------------------------------------------------------
----------------------------------------------------
         Lyondell Petrochemical Co., 8.25%, 1997           --
400,000       400,000        --          410,320      410,320

-----------------------------------------------------------------------
----------------------------------------------------
         Quantum Chemical Corp., 10.375% First Mtg.
         Nts., 6/1/03                                     900,000      --
         900,000     1,024,144       --        1,024,144

-----------------------------------------------------------------------
----------------------------------------------------
         Rohm & Haas Co., 9.50% Debs., 4/1/21             500,000      --
         500,000       602,239       --          602,239

                    ---------------------------------------

                       1,626,383      679,568    2,305,951
-----------------------------------------------------------------------
-------------------------------------------------------------
METALS & MINING - 1.6%

-----------------------------------------------------------------------
----------------------------------------------------
         AMAX, Inc., 9.875% Nts., 6/13/01               1,000,000      --
       1,000,000     1,138,882       --        1,138,882

-----------------------------------------------------------------------
----------------------------------------------------
         Newmont Mining Corp., 8.625% Nts., 4/1/02      1,000,000      --
       1,000,000     1,107,358       --        1,107,358

-----------------------------------------------------------------------
---------------------------------------------------
         Teck Corp., 8.70% Debs., 5/1/02                1,500,000      --
       1,500,000     1,663,795       --        1,663,795

                    ---------------------------------------

                       3,910,035       --        3,910,035
-----------------------------------------------------------------------
-------------------------------------------------------------
PAPER - 1.7%

-----------------------------------------------------------------------
----------------------------------------------------
         Celulosa Arauco y Constitucion SA, 7.25%, 1998    --
350,000       350,000        --          359,187      359,187

-----------------------------------------------------------------------
----------------------------------------------------
         Crown Paper Co., 11% Sr. Sub. Nts., 9/1/05       750,000      --
         750,000       660,000       --          660,000

-----------------------------------------------------------------------
----------------------------------------------------
         Georgia-Pacific Corp., 9.95% Debs., 6/15/02    1,500,000      --
       1,500,000     1,784,147       --        1,784,147

-----------------------------------------------------------------------
----------------------------------------------------
         Georgia-Pacific Corp., 9.85%, 1997                --
300,000       300,000        --        316,293        316,293

-----------------------------------------------------------------------
----------------------------------------------------
         Repap Wisconsin, Inc., 9.25% First Priority
         Sr. Sec. Nts., 2/1/02                            500,000      --
         500,000       477,500       --          477,500

-----------------------------------------------------------------------
----------------------------------------------------
         Scotia Pacific Holding Co., 7.95% Timber
         Collateralized Nts., 7/20/15                     454,847      --
         454,847       462,280       --          462,280

-----------------------------------------------------------------------
----------------------------------------------------
         Union Camp Corp., 10% Debs., 5/1/19              100,000      --
         100,000       116,911       --          116,911

                    ---------------------------------------

                       3,500,838      675,480    4,176,318
-----------------------------------------------------------------------
-------------------------------------------------------------
CONSUMER RELATED - 6.3%
-----------------------------------------------------------------------
-------------------------------------------------------------
CONSUMER PRODUCTS - 0.7%

-----------------------------------------------------------------------
----------------------------------------------------
         Tag-Heuer International SA, 12% Sr.
         Sub. Nts., 12/15/05(6)                           550,000      --
         550,000       552,063       --          552,063

-----------------------------------------------------------------------
----------------------------------------------------
         Toro Co. (The), 11% Debs., 8/1/17              1,000,000      --
       1,000,000     1,067,115       --        1,067,115

                    ---------------------------------------

                       1,619,178       --        1,619,178
-----------------------------------------------------------------------
-------------------------------------------------------------
FOOD/BEVERAGES/TOBACCO - 2.4%

-----------------------------------------------------------------------
----------------------------------------------------
         American Brands, Inc., 7.875% Debs., 1/15/23   2,000,000      --
       2,000,000     2,253,562       --        2,253,562

-----------------------------------------------------------------------
----------------------------------------------------
         B.A.T. Capital Corp. , 6.66%, 2000                 --
300,000       300,000        --          306,930      306,930

-----------------------------------------------------------------------
----------------------------------------------------
         ConAgra, Inc., 7.40% Sub. Nts., 9/15/04          250,000      --
         250,000       264,433       --          264,433

-----------------------------------------------------------------------
----------------------------------------------------
         ConAgra, Inc., 9.75%, 1997                        --
500,000       500,000        --          532,925      532,925

-----------------------------------------------------------------------
----------------------------------------------------
         Dr. Pepper/Seven-Up Cos., Inc., 0%/11.50%
         Sr. Sub. Disc. Nts., 11/1/02(8)                  500,000      --
         500,000       471,250       --          471,250

-----------------------------------------------------------------------
----------------------------------------------------
         Grand Metropolitan Investment Corp.,
         8.125%, 1996                                      --
325,000       325,000        --          329,602      329,602

-----------------------------------------------------------------------
----------------------------------------------------
         Nabisco Brands Inc., 8.00%, 2000                  --
325,000       325,000        --          345,443      345,443

-----------------------------------------------------------------------
----------------------------------------------------
         Philip Morris Companies Inc., 8.75%, 1996         --
300,000       300,000        --          308,247      308,247

-----------------------------------------------------------------------
----------------------------------------------------
         Pulsar Internacional SA de CV, 11.80% Nts.,
         9/19/96(9)                                       750,000      --
         750,000       755,625       --          755,625

-----------------------------------------------------------------------
---------------------------------------------------
         Seagram Company Ltd., 9.75%, 2000                 --
300,000       300,000        --          304,167      304,167

                    ---------------------------------------

                       3,744,870    2,127,314    5,872,184
-----------------------------------------------------------------------
-------------------------------------------------------------
HEALTHCARE - 2.1%

-----------------------------------------------------------------------
----------------------------------------------------
         Grace (W.R.) & Co., 7.25% Medium-Term Nts.,
         7/15/97                                        2,000,000      --
       2,000,000     2,040,198       --        2,040,198

-----------------------------------------------------------------------
----------------------------------------------------
         HEALTHSOUTH Corp., 9.50% Sr. Sub. Nts.,
         4/1/01                                           500,000      --
         500,000       536,250       --          536,250

-----------------------------------------------------------------------
----------------------------------------------------
         Imcera Group, Inc., 6% Nts., 10/15/03            500,000      --
         500,000       494,950       --          494,950

-----------------------------------------------------------------------
----------------------------------------------------
         R.P. Scherer Corp., 6.75% Sr. Nts., 2/1/04       500,000      --
         500,000       475,812       --          475,812

-----------------------------------------------------------------------
----------------------------------------------------
         Service Corp. International, 7% Sr. Nts.,
         6/1/15                                         1,000,000      --
       1,000,000     1,073,020       --        1,073,020

-----------------------------------------------------------------------
----------------------------------------------------
         Total Renal Care, Inc., 0%/12% Sr. Sub.
         Disc. Nts., 8/15/04(8)                           649,000      --
         649,000       626,285       --          626,285

                    ---------------------------------------

                       5,246,515       --        5,246,515
-----------------------------------------------------------------------
-------------------------------------------------------------
HOTEL/GAMING - 0.5%

-----------------------------------------------------------------------
----------------------------------------------------
         Grand Casinos, Inc., 10.125% Gtd.
         First Mtg. Nts., 12/1/03                         750,000      --
         750,000       785,625       --          785,625

-----------------------------------------------------------------------
----------------------------------------------------
         HMC Acquisition Properties, Inc., 9%
         Sr. Nts., 12/15/07(6)                            500,000      --
         500,000       502,500       --          502,500

                    ---------------------------------------

                       1,288,125       --        1,288,125
-----------------------------------------------------------------------
-------------------------------------------------------------
LEISURE - 0.1%

-----------------------------------------------------------------------
----------------------------------------------------
         Blockbuster Entertainment Corp., 6.625%, 1998     --
250,000       250,000        --          252,798      252,798
-----------------------------------------------------------------------
-------------------------------------------------------------
RESTAURANTS - 0.3%

-----------------------------------------------------------------------
----------------------------------------------------
         Foodmaker, Inc., 9.25% Sr. Nts., 3/1/99          835,000      --
         835,000       803,688       --          803,688
-----------------------------------------------------------------------
-------------------------------------------------------------
TEXTILE/APPAREL - 0.2%

-----------------------------------------------------------------------
----------------------------------------------------
         Fruit of the Loom, Inc., 7% Debs., 3/15/11       500,000      --
         500,000       505,204       --          505,204
-----------------------------------------------------------------------
-------------------------------------------------------------
ENERGY - 4.9%
-----------------------------------------------------------------------
-------------------------------------------------------------
         Arkla, Inc., 9.875%, 1997                         --
505,000       505,000        --          525,513      525,513

-----------------------------------------------------------------------
----------------------------------------------------
         Coastal Corp., 11.75% Sr. Debs., 6/15/06         500,000      --
         500,000       531,653       --          531,653

-----------------------------------------------------------------------
----------------------------------------------------
         Coastal Corp., 8.75%, 1999                        --
325,000       325,000        --          350,681      350,681

-----------------------------------------------------------------------
----------------------------------------------------
         Empresa Columbia de Petroleos,  7.25%, 1998       --
250,000       250,000        --          249,375      249,375

-----------------------------------------------------------------------
----------------------------------------------------
         Enron Corp., 8.10% Nts., 12/15/96              1,500,000      --
       1,500,000     1,536,089       --        1,536,089

-----------------------------------------------------------------------
----------------------------------------------------
         Florida Gas Transmission Co., 7.75%, 1997         --
500,000       500,000        --          516,745      516,745

-----------------------------------------------------------------------
----------------------------------------------------
         McDermott, Inc., 9.375% Nts., 3/15/02            100,000      --
         100,000       113,618       --          113,618

-----------------------------------------------------------------------
----------------------------------------------------
         Occidental Petroleum Corp., 11.125% Sr.
         Debs., 6/1/19                                  3,000,000      --
       3,000,000     3,584,202       --        3,584,202

-----------------------------------------------------------------------
----------------------------------------------------
         Phillips Petroleum Co., 7.53%, 1998               --
458,313       458,313        --        470,781        470,781

-----------------------------------------------------------------------
---------------------------------------------------
         Southwest Gas Corp., 9.75% Debs.,
         Series F, 6/15/02                                275,000      --
         275,000       321,762       --          321,762

-----------------------------------------------------------------------
----------------------------------------------------
         Tenneco, Inc., 10% Debs., 3/15/08                100,000      --
         100,000       124,414       --          124,414

-----------------------------------------------------------------------
----------------------------------------------------
         Tenneco, Inc., 7.875% Nts., 10/1/02              250,000      --
         250,000       272,987       --          272,987

-----------------------------------------------------------------------
----------------------------------------------------
         Tenneco, Inc., 10.00%, 1998                       --
375,000       375,000        --          412,237      412,237

-----------------------------------------------------------------------
----------------------------------------------------
         TransCanada PipeLines Ltd., 9.875% Debs.,
         1/1/21                                         1,500,000      --
       1,500,000     2,061,675       --        2,061,675

-----------------------------------------------------------------------
----------------------------------------------------
         Transcontinental Gas Pipe Line Corp.,
         9.00%, 1996                                       --
150,000       150,000        --          153,974      153,974

-----------------------------------------------------------------------
----------------------------------------------------
         United Meridian Corp., 10.375% Gtd. Sr.
         Sub. Nts., 10/15/05                              500,000      --
         500,000       531,250       --          531,250

-----------------------------------------------------------------------
----------------------------------------------------
         Vintage Petroleum, Inc., 9% Sr. Sub. Nts.,
         12/15/05                                         150,000      --
         150,000       151,875       --          151,875

                    ---------------------------------------

                       9,229,525    2,679,306   11,908,831
-----------------------------------------------------------------------
-------------------------------------------------------------
FINANCIAL SERVICES - 14.8%
-----------------------------------------------------------------------
-------------------------------------------------------------
BANKS & THRIFTS - 2.8%

-----------------------------------------------------------------------
----------------------------------------------------
         Banco Ganadero SA, Zero Coupon Sr. Unsub.
         Unsec. Nts., 9.931%, 6/15/96(3)(6)               250,000      --
         250,000       239,520       --          239,520

-----------------------------------------------------------------------
----------------------------------------------------
         BankAmerica Corp., 7.50% Sr. Nts., 3/15/97       200,000      --
         200,000       204,724       --          204,724

-----------------------------------------------------------------------
----------------------------------------------------
         Barnett Banks, Inc., 8.50%, 1999                  --
325,000       325,000        --          351,111      351,111

-----------------------------------------------------------------------
----------------------------------------------------
         Chemical Banking Corp., 6.625%, 1998              --
325,000       325,000        --          331,269      331,269

-----------------------------------------------------------------------
----------------------------------------------------
         Chemical New York Corp., 9.75% Sub.
         Capital Nts., 6/15/99                            300,000      --
         300,000       337,112       --          337,112

-----------------------------------------------------------------------
----------------------------------------------------
         Citicorp, 9.46%, 1996                             --
325,000       325,000        --          328,731      328,731

-----------------------------------------------------------------------
----------------------------------------------------
         First Chicago Corp., 9% Sub. Nts., 6/15/99       100,000      --
         100,000        110,118      --          110,118

-----------------------------------------------------------------------
----------------------------------------------------
         First Chicago NBD Bancorp, 7.25% Sub.
         Debs., 8/15/04                                   250,000      --
         250,000        267,041      --          267,041

-----------------------------------------------------------------------
----------------------------------------------------
         First Fidelity Bancorporation, 8.50%, 1998        --
325,000       325,000        --          342,885      342,885

-----------------------------------------------------------------------
----------------------------------------------------
         First Union Corp., 6.75%, 1998                    --
325,000       325,000        --          331,103      331,103

-----------------------------------------------------------------------
----------------------------------------------------
         Golden West Financial Corp., 8.625%, 1998         --
325,000       325,000        --          346,986      346,986

-----------------------------------------------------------------------
----------------------------------------------------
         Home Savings of America, 10.50%, 1997             --
500,000       500,000        --          504,475      504,475

-----------------------------------------------------------------------
----------------------------------------------------
         Mellon Financial Co., 6.50%, 1997                 --
325,000       325,000        --          330,223      330,223

-----------------------------------------------------------------------
----------------------------------------------------
         National Westminster Bank PLC, 9.375%
         Gtd. Capital Nts., 11/15/03                       70,000      --
          70,000        83,913       --           83,913

-----------------------------------------------------------------------
----------------------------------------------------
         Royal Bank of Scotland Group (The) PLC,
         10.125% Sub. Gtd. Capital Nts., 3/1/04           500,000      --
         500,000       621,195       --          621,195

-----------------------------------------------------------------------
----------------------------------------------------
         Security Pacific Corp., 7.75%, 1996               --
325,000       325,000        --        331,097        331,097

-----------------------------------------------------------------------
----------------------------------------------------
         Westpac Banking Corp., 9.125% Sub. Debs.,
         8/15/01                                        1,500,000      --
       1,500,000     1,711,150       --        1,711,150

                    ---------------------------------------

                       3,574,773    3,197,880    6,772,653
-----------------------------------------------------------------------
-------------------------------------------------------------
DIVERSIFIED FINANCIAL - 8.8%

-----------------------------------------------------------------------
----------------------------------------------------
         American Car Line Co., 8.25% Equipment
         Trust Certificates, Series 1993-A, 4/15/08       246,000      --
         246,000       258,608      --           258,608

-----------------------------------------------------------------------
----------------------------------------------------
         American General Finance Corp., 8.50%, 1998       --
300,000       300,000        --          320,706      320,706

-----------------------------------------------------------------------
----------------------------------------------------
         Associates Corp. of North America, 7.40%, 1999    --
300,000       300,000        --          316,149      316,149

-----------------------------------------------------------------------
----------------------------------------------------
         Avco Financial Services, Inc., 5.875%, 1997       --
500,000       500,000        --          501,975      501,975

-----------------------------------------------------------------------
----------------------------------------------------
         Banque Nationale de Paris, 9.875%, 1998           --
205,000       205,000        --          224,157      224,157

-----------------------------------------------------------------------
----------------------------------------------------
         Beneficial Corp., 12.875% Debs., 8/1/13           20,000      --
          20,000        24,313       --           24,313

-----------------------------------------------------------------------
----------------------------------------------------
         Beneficial Corp., 9.125%, 1998                    --
500,000       500,000        --        534,940        534,940

-----------------------------------------------------------------------
----------------------------------------------------
         BHP Finance (USA) Ltd., 8.50% Gtd. Debs.,
         12/1/12                                        1,500,000      --
       1,500,000     1,780,785       --        1,780,785

-----------------------------------------------------------------------
----------------------------------------------------
         Countrywide Funding Corp., 6.57%, 1997            --
300,000       300,000        --        304,269        304,269

-----------------------------------------------------------------------
----------------------------------------------------
         Enterprise Rent-A-Car USA Finance Co.,
         7.875% Nts., 3/15/98(6)                        1,500,000      --
       1,500,000     1,554,709       --        1,554,709

-----------------------------------------------------------------------
----------------------------------------------------
         Ford Motor Credit Co., 9.90% Medium-Term
         Nts., 11/6/97                                  2,000,000      --
       2,000,000     2,080,364       --        2,080,364

-----------------------------------------------------------------------
----------------------------------------------------
         GE Capital Mortgage Services, Inc.,
         6.50%, 2024                                       --
135,893       135,893        --          135,596      135,596

-----------------------------------------------------------------------
----------------------------------------------------
         GPA Holland BV, 9.75% Medium-Term Nts.,
         Series B, 6/10/96(6)                             500,000      --
         500,000       500,000       --          500,000

-----------------------------------------------------------------------
----------------------------------------------------
         Green Tree Financial Corp., 7.70%, 2019           --
250,000       250,000        --          260,232      260,232

-----------------------------------------------------------------------
----------------------------------------------------
         Household Financial Corporation Ltd.,
         6.00%, 1998                                       --
250,000       250,000        --          251,853      251,853

-----------------------------------------------------------------------
----------------------------------------------------
         Household International Netherlands BV,
         6.00%, 1999                                       --
250,000       250,000        --          251,222      251,222

-----------------------------------------------------------------------
----------------------------------------------------
         Housing Securities, Inc., 7.25%, 2012             --
193,964       193,964        --          196,752      196,752

-----------------------------------------------------------------------
----------------------------------------------------
         Lehman Brothers Holdings, Inc., 8.375%
         Nts., 2/15/99                                    300,000      --
         300,000       318,942       --          318,942

-----------------------------------------------------------------------
----------------------------------------------------
         Leucadia National Corp., 7.75% Sr. Nts.,
         8/15/13                                         2,000,000     --
       2,000,000     2,082,104       --        2,082,104

-----------------------------------------------------------------------
----------------------------------------------------
         Merrill Lynch & Co., Inc., 8.25%, 1996            --
325,000       325,000        --          330,912      330,912

-----------------------------------------------------------------------
----------------------------------------------------
         Midland American Capital Corp., 12.75%
         Gtd. Nts., 11/15/03                              205,000      --
         205,000       241,118       --          241,118

-----------------------------------------------------------------------
--------------------------------------------------
         NationsBank Corp., 10.20% Sub. Nts., 7/15/15   1,300,000      --
       1,300,000     1,759,866       --        1,759,866

-----------------------------------------------------------------------
----------------------------------------------------
         Norwest Financial, Inc., 6.50%, 1997              --
325,000       325,000        --          330,275      330,275

-----------------------------------------------------------------------
----------------------------------------------------
         PaineWebber Group, Inc., 7% Sr. Nts., 3/1/00     160,000      --
         160,000       163,909       --          163,909

-----------------------------------------------------------------------
----------------------------------------------------
         Penske Truck Leasing Co. LP, 7.75% Sr. Nts.,
         5/15/99                                        1,500,000
325,000     1,825,000     1,583,350      339,417    1,922,767

-----------------------------------------------------------------------
----------------------------------------------------
         Ryder System, Inc., 8.75% Debs., Series J,
         3/15/17                                        1,600,000      --
       1,600,000     1,703,704       --        1,703,704

-----------------------------------------------------------------------
----------------------------------------------------
         Ryland Mortgage Securities Corp., 8.339%,
         2030                                              --
413,677       413,677        --          417,167      417,167

-----------------------------------------------------------------------
----------------------------------------------------
         Salomon Brothers, Inc.:
         0.00%, 2017                                       --
239,258       239,258        --          174,881      174,881
         12.50%, 2017                                      --
161,680       161,680        --           44,664       44,664

-----------------------------------------------------------------------
----------------------------------------------------
         Source One Mortgage Services Corp., 9% Debs.,
         6/1/12                                         1,250,000      --
       1,250,000     1,485,481       --        1,485,481

-----------------------------------------------------------------------
----------------------------------------------------
         Transamerica Finance Group, Inc., 7.42%,
         1998                                              --
500,000       500,000        --          517,065      517,065

-----------------------------------------------------------------------
----------------------------------------------------
         U.S. Leasing International Inc., 7.00%, 1997      --
500,000       500,000        --          511,645      511,645

                    ---------------------------------------

                      15,537,253    5,963,877   21,501,130
-----------------------------------------------------------------------
-------------------------------------------------------------
INSURANCE - 3.2%

-----------------------------------------------------------------------
----------------------------------------------------
         Aetna Life & Casualty Co., 8% Debs., 1/15/17   1,000,000      --
       1,000,000     1,060,133       --        1,060,133

-----------------------------------------------------------------------
----------------------------------------------------
         Capital Holding Corp., 8.75% Debs., 1/15/17    1,200,000      --
       1,200,000     1,272,654       --        1,272,654

-----------------------------------------------------------------------
----------------------------------------------------
         CNA Financial Corp., 7.25% Debs., 11/15/23     2,000,000      --
       2,000,000     1,990,074       --        1,990,074

-----------------------------------------------------------------------
----------------------------------------------------
         SunAmerica Inc., 9.00%, 1999                      --
370,000       370,000        --          399,186      399,186

-----------------------------------------------------------------------
----------------------------------------------------
         Torchmark Corp., 7.875% Nts., 5/15/23          3,000,000      --
       3,000,000     3,243,750       --        3,243,750

                    ---------------------------------------

                       7,566,611      399,186    7,965,797
-----------------------------------------------------------------------
-------------------------------------------------------------
HOUSING RELATED - 0.5%
-----------------------------------------------------------------------
-------------------------------------------------------------

HOMEBUILDERS/REAL ESTATE - 0.5%

-----------------------------------------------------------------------
----------------------------------------------------
         Saul (B.F.) Real Estate Investment Trust,
         11.625% Sr. Sec. Nts., Series B, 4/1/02          1,125,000    --
       1,125,000     1,153,125       --        1,153,125
-----------------------------------------------------------------------
-------------------------------------------------------------
MANUFACTURING - 7.5%
-----------------------------------------------------------------------
-------------------------------------------------------------
AEROSPACE/ELECTRONICS/COMPUTERS - 3.1%

-----------------------------------------------------------------------
----------------------------------------------------
         Boeing Co., 7.50% Debs., 8/15/42               2,000,000      --
       2,000,000     2,320,236       --        2,320,236

-----------------------------------------------------------------------
----------------------------------------------------
         British Aerospace Finance BV, 8%, 1997            --
300,000       300,000        --          309,000      309,000

-----------------------------------------------------------------------
----------------------------------------------------
         Coltec Industries Inc., 9.75%, 2000               --
250,000       250,000        --          257,500      257,500

-----------------------------------------------------------------------
----------------------------------------------------
         General Electric Capital Corp., 8.75% Debs.,
         5/21/07                                        1,000,000      --
       1,000,000     1,216,910       --        1,216,910

-----------------------------------------------------------------------
----------------------------------------------------
         McDonnell Douglas Corp., 9.25% Nts., 4/1/02    1,500,000      --
       1,500,000     1,738,060       --        1,738,060

-----------------------------------------------------------------------
----------------------------------------------------
         Rolls-Royce Capital, Inc., 7.125% Gtd.
         Unsec. Unsub. Nts., 7/29/03                    1,000,000      --
       1,000,000     1,046,250       --        1,046,250

-----------------------------------------------------------------------
----------------------------------------------------
         Tracor, Inc., 10.875% Sr. Sub. Nts., 8/15/01     500,000      --
         500,000       516,250       --          516,250

-----------------------------------------------------------------------
----------------------------------------------------
         Xerox Corp., 9.20%, 1999                          --
270,000       270,000        --          274,450      274,450

                    ---------------------------------------

                       6,837,706      840,950    7,678,656
-----------------------------------------------------------------------
-------------------------------------------------------------
AUTOMOTIVE - 2.4%

-----------------------------------------------------------------------
----------------------------------------------------
         Burmah Castrol Capital, Ltd., 7.00%, 1997         --
500,000       500,000        --          513,800      513,800

-----------------------------------------------------------------------
----------------------------------------------------
         Chrysler Corp., 10.40% Nts., 8/1/99            1,000,000      --
       1,000,000     1,069,464       --        1,069,464

-----------------------------------------------------------------------
----------------------------------------------------
         Chrysler Corp., 10.95% Debs., 8/1/17             200,000      --
         200,000       224,527       --          224,527

-----------------------------------------------------------------------
----------------------------------------------------
         Foamex LP/Foamex Capital Corp., 11.25% Sr.
         Nts., 10/1/02                                    500,000      --
         500,000       482,500       --          482,500

-----------------------------------------------------------------------
----------------------------------------------------
         Ford Motor Co., 8.875% Debs., 11/15/22         2,000,000      --
       2,000,000     2,312,126       --        2,312,126

-----------------------------------------------------------------------
----------------------------------------------------
         Ford Motor Co., 6.27%, 2000                       --
286,301       286,301        --          289,261      289,261

-----------------------------------------------------------------------
----------------------------------------------------
         General Motors Acceptance Corp., 5.50%
         Nts., 12/15/01                                   100,000      --
         100,000        96,549       --           96,549

-----------------------------------------------------------------------
----------------------------------------------------
         General Motors Acceptance Corp., 7.75% Nts.,
         4/15/97                                          300,000      --
         300,000       305,708       --          305,708

-----------------------------------------------------------------------
----------------------------------------------------
         General Motors Acceptance Corp., 5.65%, 1997      --
500,000       500,000        --          500,675      500,675

                    ---------------------------------------

                       4,490,874    1,303,736    5,794,610
-----------------------------------------------------------------------
-------------------------------------------------------------
CAPITAL GOODS - 2.0%

-----------------------------------------------------------------------
----------------------------------------------------
         Caterpillar, Inc., 9.75% Debs., 6/1/19         1,750,000      --
       1,750,000     2,035,827       --        2,035,827

-----------------------------------------------------------------------
----------------------------------------------------
         First Brands Corp., 9.125%, 1999                  --
265,000       265,000        --          273,679      273,679

-----------------------------------------------------------------------
----------------------------------------------------
         Thomas & Betts Corp., 8.25% Sr. Nts., 1/15/04  1,000,000      --
       1,000,000     1,125,063       --        1,125,063

-----------------------------------------------------------------------
----------------------------------------------------
         Westinghouse Electric Corp., 8.375% Nts.,
         6/15/02                                        1,000,000      --
       1,000,000     1,022,800       --        1,022,800

-----------------------------------------------------------------------
----------------------------------------------------
         Westinghouse Electric Corp., 7.75%, 1996          --
500,000       500,000        --          502,105      502,105

                    ---------------------------------------

                       4,183,690      775,784    4,959,474
-----------------------------------------------------------------------
-------------------------------------------------------------
MEDIA - 4.7%
-----------------------------------------------------------------------
-------------------------------------------------------------
BROADCASTING - 0.5%

-----------------------------------------------------------------------
----------------------------------------------------
         Paxson Communications Corp., 11.625% Sr.
         Sub. Nts., 10/1/02(6)                            750,000      --
         750,000       757,500       --          757,500

-----------------------------------------------------------------------
----------------------------------------------------
         United International Holdings, Inc., Zero
         Coupon Sr. Sec. Disc. Nts., 12.982%,
         11/15/99(3)                                      750,000      --
         750,000       468,750       --          468,750

                    ---------------------------------------

                       1,226,250       --        1,226,250
-----------------------------------------------------------------------
-------------------------------------------------------------
CABLE TELEVISION - 1.8%

-----------------------------------------------------------------------
----------------------------------------------------
         Rogers Cablesystems Ltd., 10% Sr. Sec.
         Second Priority Debs., 12/1/07                 1,000,000      --
       1,000,000     1,067,500       --        1,067,500

-----------------------------------------------------------------------
----------------------------------------------------
         Tele-Communications, Inc., 5.28%
         Medium-Term Nts., 8/20/96                      1,000,000
315,000     1,315,000       996,207      313,743    1,309,950

-----------------------------------------------------------------------
----------------------------------------------------
         TeleWest PLC, 0%/11% Sr. Disc. Debs.,
         10/1/07(8)                                     1,280,000      --
       1,280,000       776,000       --          776,000

-----------------------------------------------------------------------
----------------------------------------------------
         TKR Cable I, Inc., 10.50% Sr. Debs., 10/30/07  1,000,000      --
       1,000,000     1,176,779       --        1,176,779

                    ---------------------------------------

                       4,016,486      313,743    4,330,229
-----------------------------------------------------------------------
-------------------------------------------------------------
DIVERSIFIED MEDIA - 1.6%

-----------------------------------------------------------------------
----------------------------------------------------
         Time Warner, Inc., 9.15% Debs., 2/1/23         3,100,000      --
       3,100,000     3,534,961       --        3,534,961

-----------------------------------------------------------------------
----------------------------------------------------
         Time Warner Inc., 7.45%, 1998                     --
500,000       500,000        --          513,925      513,925

                    ---------------------------------------

                       3,534,961      513,925    4,048,886
-----------------------------------------------------------------------
-------------------------------------------------------------
PUBLISHING/PRINTING - 0.8%

-----------------------------------------------------------------------
----------------------------------------------------
         Reed Publishing USA Inc., 7.24%, 1997             --
325,000       325,000        --          330,986      330,986

-----------------------------------------------------------------------
----------------------------------------------------
         Valassis Communications, Inc., 9.55% Sr.
         Nts., 12/1/03                                  1,500,000      --
       1,500,000     1,543,258       --        1,543,258

                    ---------------------------------------

                       1,543,258      330,986    1,874,244
-----------------------------------------------------------------------
-------------------------------------------------------------
OTHER - 0.1%
-----------------------------------------------------------------------
-------------------------------------------------------------
CONGLOMERATES - 0.1%

-----------------------------------------------------------------------
----------------------------------------------------
         Textron, Inc., 9.55% Medium-Term Nts.,
         3/19/01                                          500,000      --
         500,000       579,296       --          579,296
-----------------------------------------------------------------------
-------------------------------------------------------------
RETAIL - 1.2%
-----------------------------------------------------------------------
-------------------------------------------------------------
DEPARTMENT STORES - 0.3%

-----------------------------------------------------------------------
----------------------------------------------------
         Sears Canada Inc., 11.70% Debs., 7/10/00CAD      500,000      --
         500,000       426,186       --          426,186

-----------------------------------------------------------------------
----------------------------------------------------
         Sears, Roebuck & Co., 8.39%, 1999                 --
300,000       300,000         --         322,965      322,965

                    ---------------------------------------

                         426,186      322,965      749,151
-----------------------------------------------------------------------
-------------------------------------------------------------
DRUG STORES - 0.2%

-----------------------------------------------------------------------
----------------------------------------------------
         Hook-SupeRx, Inc., 10.125% Sr. Nts., 6/1/02      400,000      --
         400,000       438,128       --          438,128
-----------------------------------------------------------------------
-------------------------------------------------------------
SPECIALTY RETAILING - 0.3%

-----------------------------------------------------------------------
----------------------------------------------------
         May Department Stores Cos., 10.625% Debs.,
         11/1/10                                          405,000      --
         405,000       564,550       --          564,550

-----------------------------------------------------------------------
----------------------------------------------------
         May Department Stores Cos., 9.875% Debs.,
         6/1/17                                           250,000      --
         250,000       265,491       --          265,491

                    ---------------------------------------

                         830,041       --          830,041
-----------------------------------------------------------------------
-------------------------------------------------------------
SUPERMARKETS - 0.4%

-----------------------------------------------------------------------
----------------------------------------------------
         Grand Union Co., 12% Sr. Nts., 9/1/04            500,000      --
         500,000       435,000       --          435,000

-----------------------------------------------------------------------
----------------------------------------------------
         Penn Traffic Co., 10.25% Sr. Nts., 2/15/02       500,000      --
         500,000       478,750       --          478,750

                    ---------------------------------------

                         913,750       --          913,750
-----------------------------------------------------------------------
-------------------------------------------------------------
TRANSPORTATION - 2.0%
-----------------------------------------------------------------------
-------------------------------------------------------------
AIR TRANSPORTATION - 1.4%

-----------------------------------------------------------------------
----------------------------------------------------
         American Airlines, Inc., 9.73% Pass-Through
         Certificates, Series 1991-C2, 9/29/14          1,000,000      --
       1,000,000     1,118,750       --        1,118,750

-----------------------------------------------------------------------
----------------------------------------------------
         Atlas Air, Inc., 12.25% Pass-Through
         Certificates, 12/1/02                          1,000,000      --
       1,000,000     1,025,000       --        1,025,000

-----------------------------------------------------------------------
----------------------------------------------------
         Delta Air Lines, Inc., 10.375% Debs., 2/1/11     550,000      --
         550,000       707,854       --          707,854

-----------------------------------------------------------------------
----------------------------------------------------
         Southwest Airlines Co., 9.25%, 1998               --
500,000       500,000        --          533,600      533,600

                    ---------------------------------------

                       2,851,604      533,600    3,385,204
-----------------------------------------------------------------------
-------------------------------------------------------------
RAILROADS - 0.6%

-----------------------------------------------------------------------
----------------------------------------------------
         Canadian Pacific Ltd., 9.45% Debs., 8/1/21     1,000,000      --
       1,000,000     1,304,000       --        1,304,000

-----------------------------------------------------------------------
----------------------------------------------------
         Union Pacific Corp., 9.65% Medium-Term Nts.,
         4/17/00                                          100,000      --
         100,000       113,888       --          113,888

                    ---------------------------------------

                       1,417,888       --        1,417,888
-----------------------------------------------------------------------
-------------------------------------------------------------
UTILITIES - 6.8%
-----------------------------------------------------------------------
-------------------------------------------------------------
ELECTRIC UTILITIES - 1.4%

-----------------------------------------------------------------------
----------------------------------------------------
         Commonwealth Edison Co., 6.50% Nts., 7/15/97     225,000      --
         225,000       226,315       --          226,315

-----------------------------------------------------------------------
----------------------------------------------------
         Consumers Power Co., 8.75%, 1998                  --
250,000       250,000        --          263,335      263,335

-----------------------------------------------------------------------
----------------------------------------------------
         Long Island Lighting Co., 8.75%, 1996             --
500,000       500,000        --          506,145      506,145

-----------------------------------------------------------------------
----------------------------------------------------
         Midwest Power Systems Inc., 6.25%, 1998           --
500,000       500,000        --          505,235      505,235

-----------------------------------------------------------------------
----------------------------------------------------
         Public Service Co. of Colorado, 8.75% First
         Mtg. Bonds, 3/1/22                               250,000      --
         250,000       284,110       --          284,110

-----------------------------------------------------------------------
----------------------------------------------------
         Tenaga Nasional Berhad, 7.875% Nts.,
         6/15/04(6)                                     1,000,000      --
       1,000,000     1,106,039       --        1,106,039

-----------------------------------------------------------------------
----------------------------------------------------
         Union Gas Ltd., 13% Debs., 6/30/03CAD            572,000      --
         572,000       474,450       --          474,450

                   ----------------------------------------

                       2,090,914    1,274,715    3,365,629
-----------------------------------------------------------------------
-------------------------------------------------------------
TELECOMMUNICATIONS - 5.4%

-----------------------------------------------------------------------
----------------------------------------------------
         A+ Network, Inc., 11.875% Sr. Sub. Nts.,
         11/1/05                                        1,000,000      --
       1,000,000     1,012,500       --        1,012,500

-----------------------------------------------------------------------
----------------------------------------------------
         Cellular Communications International, Inc.,
         Zero Coupon Sr. Disc. Nts., 11.44%,
         8/15/00(3)                                       500,000      --
         500,000       301,250       --          301,250

-----------------------------------------------------------------------
----------------------------------------------------
         GST Telecommunications, Inc., Units (each
         unit consists of eight 0%/13.875% sr. disc.
         nts., and one 0%/13.875% cv. sr. sub. disc.
         nt., 12/15/05)(6)(8)(10)                         900,000      --
         900,000       470,000       --          470,000

-----------------------------------------------------------------------
----------------------------------------------------
         GTE Corp., 8.85%, 1998                            --
300,000       300,000        --          319,845      319,845

-----------------------------------------------------------------------
----------------------------------------------------
         Horizon Cellular Telephone LP/Horizon
         Finance Corp., 0%/11.375% Sr. Sub. Disc.
         Nts., 10/1/00(8)                               1,250,000      --
       1,250,000     1,068,750       --        1,068,750

-----------------------------------------------------------------------
----------------------------------------------------
         IntelCom Group (USA), Inc., 0%/13.50% Sr.
         Disc. Nts., 9/15/05(6)(8)                        600,000      --
         600,000       346,500       --          346,500

-----------------------------------------------------------------------
----------------------------------------------------
         MCI Communications Corp., 7.625%, 1996            --
300,000       300,000        --          304,779      304,779

-----------------------------------------------------------------------
----------------------------------------------------
         New York Telephone Co., 9.375% Debs., 7/15/31  2,500,000      --
       2,500,000     2,976,547       --        2,976,547

-----------------------------------------------------------------------
----------------------------------------------------
         Nextel Communications, Inc., 0%/11.50%
         Sr. Disc. Nts., 9/1/03(8)                      1,000,000      --
       1,000,000       618,750       --          618,750

-----------------------------------------------------------------------
----------------------------------------------------
         Pacific Bell, 8.50% Debs., 8/15/31             2,000,000      --
       2,000,000     2,234,214       --        2,234,214

-----------------------------------------------------------------------
----------------------------------------------------
         PriCellular Wireless Corp., 0%/14% Sr. Sub.
         Disc. Nts., 11/15/01(8)                        1,000,000      --
       1,000,000       880,000       --          880,000

-----------------------------------------------------------------------
----------------------------------------------------
         Southern New England Telephone Co., 8.70%
         Medium-Term Nts., 8/15/31                      2,000,000      --
       2,000,000     2,203,806       --        2,203,806

-----------------------------------------------------------------------
----------------------------------------------------
         USA Mobile Communications, Inc. II, 9.50%
         Sr. Nts., 2/1/04                                 500,000      --
         500,000       497,500       --          497,500

                    ---------------------------------------

                      12,609,817      624,624   13,234,441

                    ---------------------------------------

         Total Corporate Bonds and Notes (Cost
         $100,700,984, $22,975,602, Combined
         $123,676,586)
                     107,296,972   22,810,437  130,107,409


UNITS
=======================================================================
=============================================================
RIGHTS, WARRANTS AND CERTIFICATES - 0.0%
-----------------------------------------------------------------------
-------------------------------------------------------------
         Cellular Communications International, Inc
         Wts., Exp. 8/03                                      500      --
             500        11,250       --           11,250

-----------------------------------------------------------------------
----------------------------------------------------
         IntelCom Group, Inc. Wts., Exp. 9/05(6)            1,980      --
           1,980         7,920       --            7,920

                    ---------------------------------------
         Total Rights, Warrants and Certificates
         (Cost $0)
                          19,170       --           19,170

-----------------------------------------------------------------------
----------------------------------------------------
         TOTAL INVESTMENTS, AT VALUE (COST $209,990,533,
         $32,577,590, COMBINED $242,568,123)               103.7%
98.1%        102.9%   219,968,999   32,548,568  252,517,567

-----------------------------------------------------------------------
----------------------------------------------------
         LIABILITIES IN EXCESS OF OTHER ASSETS/
         OTHER ASSETS NET OF LIABILITIES                    (3.7)
1.9          (2.9)    (7,751,705)     637,793   (7,113,912)

--------------------------------------
---------------------------------------


         NET ASSETS                                        100.0%
100.0%        100.0%  $212,217,294 $33,186,361  $245,403,655

======================================
=======================================

          1.  Face amount is reported in U.S. Dollars, except for those denoted
         in the following currencies:
         AUD - Australian Dollar                  IDR - Indonesian Rupiah
         CAD - Canadian Dollar                    NOK - Norwegian Krone
         CLP - Chilean Peso                       NZD - New Zealand Dollar
          2. Indexed instrument for which the principal amount and/or interest due at maturity is affected by the relative value of a foreign currency.
          3. For zero coupon bonds, the interest rate shown is the effective yield on the date of purchase.
          4. Interest-Only Strips represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These securities typically decline in price as interest rates decline.
Most
         other fixed-income securities increase in price when interest rates decline. The principal amount of the underlying pool represents the notional amount on which current interest is calculated. The price of these securities is typically more sensitive to changes in prepayment rates than traditional mortgage-backed securities (for example, GNMA pass-throughs). Interest rates disclosed represent current yields based upon the current cost basis and estimated timing and amount of future cash flows.
          5. When-issued security to be delivered and settled after December 31, 1995.
          6. Represents a security sold under Rule 144A, which is exempt from registration under the Securities Act of 1933, as amended. This security has been determined to be liquid under guidelines established
         by the Board of Trustees. These securities amount to $8,950,045 or
         4.22% (Combined 3.65%) of the Fund's net assets, at December 31,
1995.
          7. Represents the current interest rate for a variable rate security.
          8. Denotes a step bond: a zero coupon bond that converts to a fixed rate of interest at a designated future date.
          9.  Identifies issues considered to be illiquid.
         10. Units may be comprised of several components, such as debt and equity and/or warrants to purchase equity at some point in the future.
         For units which represent debt securities, face amount disclosed represents total underlying principal.

PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES  December 31, 1995
(Unaudited)
Oppenheimer Bond Fund and Connecticut Mutual Investment Accounts, Inc. -
Income Account


                    CONNECTICUT MUTUAL          COMBINED

OPPENHEIMER          INVESTMENT ACCOUNTS,        OPPENHEIMER

BOND FUND          INC.-INCOME ACCOUNT(1)        BOND FUND
ASSETS
   Investments, at value*
$219,968,999              $32,548,568          $252,517,567
   Cash
          --                       --                    --
   Receivables:
        Interest and principal paydowns
   3,449,576                  654,267             4,103,843
        Shares of beneficial interest sold
     502,558                    4,629               507,187
        Receivable from OppenheimerFunds, Inc.
      20,522                       --                20,522
   Other
      25,430                       --                25,430

------------              ------------         ------------
        Total assets
 223,967,085               33,207,464           257,174,549

------------              ------------         ------------

LIABILITIES
   Cash/Bank overdraft
     306,908                  (13,220)              293,688
   Payables and other liabilities:
        Investments purchased
  10,088,020                       --            10,088,020
        Dividends
     610,049                       --               610,049
        Shares of beneficial interest redeemed
     545,312                       --               545,312
        Distribution and service plan fees
     110,630                       --               110,630
        Transfer and shareholder servicing
          agent fees
       9,767                       --                 9,767
        Other
      79,105                   34,323               113,428

------------              ------------         ------------
        Total liabilities
  11,749,791                   21,103            11,770,894

------------              ------------         ------------

NET ASSETS
$212,217,294              $33,186,361          $245,403,655

============              ============         ============



NET ASSET VALUE AND REDEMPTION PRICE PER SHARE
Class A Shares:
Net asset value and redemption price per share
(based on net assets of $169,059,333, $33,127,594
and $202,186,927 and 15,399,839, 3,478,038
and 18,416,924 shares of beneficial interest
outstanding for Oppenheimer Bond Fund, Connecticut
Mutual Investment Accounts, Inc. - Income Account
and Combined Oppenheimer Bond Fund, respectively)
      $10.98                   $ 9.52                $10.98

      ======                   ======                ======

Class B Shares:
Net asset value and redemption price per share (based on net assets of
$39,187,315, $58,767 and $39,246,082 and 3,570,470, 6,150 and 3,575,822
shares
of beneficial interest outstanding for Oppenheimer Bond Fund, Connecticut
Mutual
Investment Accounts, Inc. - Income Account, respectively)
      $10.98                   $ 9.56                $10.98

      ======                   ======                ======


PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES  December 31, 1995
(Unaudited)
Oppenheimer Bond Fund and Connecticut Mutual Investment Accounts, Inc. -
Income Account



                    CONNECTICUT MUTUAL          COMBINED

OPPENHEIMER         INVESTMENT ACCOUNTS        OPPENHEIMER

 BOND FUND        INC.-INCOME ACCOUNT(1)        BOND FUND

Class C Shares:
Net asset value and redemption price per share (based on net assets of
$3,970,646 and 361,451 shares of beneficial interest outstanding for
Oppenheimer Bond Fund)
      $10.99                       N/A               $10.99

      ======                                         ======

*Cost
$209,990,533               $32,577,590         $242,568,123



(1)     Connecticut Mutual Investment Accounts, Inc. - Income Account
Class A
        shares will be exchanged for Oppenheimer Bond Fund Class A shares. Connecticut Mutual Investment Accounts, Inc. - Income Account
Class B
        shares will be exchanged for Oppenheimer Bond Fund Class B shares.

PRO FORMA COMBINING STATEMENT OF OPERATIONS For the Year Ended December
31, 1995 (Unaudited)
Oppenheimer Bond Fund and Connecticut Mutual Investment Accounts, Inc. -
Income Account



 CONNECTICUT MUTUAL                               COMBINED
                                                     OPPENHEIMER
INVESTMENT ACCOUNTS           PRO FORMA        OPPENHEIMER
                                                       BOND FUND
INC.-INCOME ACCOUNT           ADJUSTMENTS        BOND FUND
INVESTMENT INCOME:
  Interest (net of foreign
  withholding taxes of $13,183)                     $10,089,605
     $3,327,978                                $13,417,583

EXPENSES:
  Management fees                                       820,507
        274,057               210,774 (1)        1,305,338
  Distribution and service
    plan fees:
  Class A                                               287,716
                              114,143 (2)          401,859
  Class B                                               127,308
            112                                    127,420
  Class C                                                 4,560
                                                     4,560
  Transfer and shareholder servicing
    agent fees                                          247,878
         61,100                                    308,978
  Shareholder reports                                   147,863
          7,400                                    155,263
  Legal and audit fees                                   38,082
         15,180                                     53,262
  Trustees' fees and expenses                               872
          3,396                                      4,268
  Custodian fees and expenses                            32,880
         26,900                                     59,780
  Registration and filing fees:
  Class A                                                22,344
         23,316                                     45,660
  Class B                                                10,705
                                                    10,705
  Class C                                                 1,358
                                                     1,358
  Other                                                  21,787
             --                                     21,787
                                                     -----------
    ------------            -------------        ----------
        Total expenses                                1,763,860
        411,461               324,917            2,500,238
        Less reimbursement                              (20,522)
       (137,292)              157,814 (3)               --
                                                     -----------
    ------------            -------------        ----------
        Net expenses                                  1,743,338
        274,169               482,731            2,500,238

NET INVESTMENT INCOME                                 8,346,267
      3,053,809              (482,731)          10,917,345
                                                     -----------
    ------------            ----------          -----------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain (loss) on:
  Investments                                           566,180
       (717,369)                                  (151,189)
  Closing of futures contracts                         (931,937)
             --                                   (931,937)
  Foreign currency transactions                          64,980
             --                                     64,980
                                                     -----------
       ---------                                 ----------
  Net realized loss                                    (300,777)
       (717,369)                                (1,018,146)
                                                     -----------
       ---------                                -----------

  Net change in unrealized
    appreciation or depreciation
    on:
  Investments                                         12,202,101
      2,639,614                                 14,841,715
  Translation of assets and
    liabilities denominated in
    foreign currencies                                 (136,201)
             --                                   (136,201)
                                                    ------------
   -------------                               ------------
  Net change                                         12,065,900
      2,639,614                                 14,705,514
                                                    ------------
   -------------                                -----------




PRO FORMA COMBINING STATEMENT OF OPERATIONS For the Year Ended December
31, 1995 (Unaudited)
Oppenheimer Bond Fund and Connecticut Mutual Investment Accounts, Inc. -
Income Account



   CONNECTICUT MUTUAL                            COMBINED
                                                     OPPENHEIMER
  INVESTMENT ACCOUNTS         PRO FORMA        OPPENHEIMER
                                                       BOND FUND
  INC.-INCOME ACCOUNT         ADJUSTMENTS        BOND FUND

  Net realized and unrealized
  gain                                               11,765,123
       1,922,245                                13,687,368
                                                    ------------
      -----------                              -----------

NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS                         $20,111,390
      $4,976,054            $(482,731)         $24,604,713
                                                    ============
      ===========           ==========         ===========



(1)     Calculated in accordance with the investment advisory agreement of
        Oppenheimer Bond Fund (.75% on the first $200 million of net assets with
        a reduction of .03% on each $200 million thereafter to $800 million,
        .60% on the next $200 million and .50% on net assets in excess of
$1
        billion). This assumes that the management fee structure had been in place for the entire period.

(2) Amounts have been restated to reflect the fees that would have been paid in the absence of a temporary agreement by Connecticut Mutual
Financial
        Services, L.L.C., distributor of Income Fund shares, not to impose such fees for the fiscal year ended December 31, 1995.

(3) Amounts have been restated to exclude the voluntary assumption of expenses by Connecticut Mutual Financial Services, L.L.C., for
Income
        Fund and OppenheimerFunds, Inc. for Bond Fund during the fiscal year ended December 31, 1995.

                                               OPPENHEIMER INTEGRITY FUNDS

                                                        FORM N-14

                                                         PART C

                                                    OTHER INFORMATION

Item 15.  Indemnification

        Reference is made to Article IV of Registrant's Declaration of Trust filed as Exhibit 24(b)(1) to Registrant's Registration Statement and incorporated herein by reference.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 16.         Exhibits

        (1)      Amended and Restated Declaration of Trust dated June 26, 1995:
Filed with Registrant's Post-Effective Amendment No. 25, 7/10/95, and incorporated herein by reference.

        (2) Registrant's By-Laws dated 6/25/91: Filed with Registrant's Post-Effective Amendment No. 16, 5/1/92, and refiled pursuant to Item 102 of Regulation S-T with Registrant's Post-Effective Amendment No. 23, 4/28/95, and incorporated herein by reference.

        (3)       Not applicable.

        (4) Agreement and Plan of Reorganization: See Annex A to Part A of this Registration Statement.

        (5)(i)     Specimen Class A Share Certificate for Oppenheimer Bond
Fund: Filed with Registrant's Post-Effective Amendment No. 28, 10/2/95, and incorporated herein by reference.

       (ii)        Specimen Class B Share Certificate for Oppenheimer Bond
Fund: Filed with Registrant's Post-Effective Amendment No. 28, 10/2/95, and incorporated herein by reference.

        (iii)       Specimen Class C Share Certificate for Oppenheimer Bond
Fund: Filed with Registrant's Post-Effective Amendment No. 28, 10/2/95, and incorporated herein by reference.

        (6) Investment Advisory Agreement dated 7/10/95 for Oppenheimer Bond Fund: Filed as Exhibit 5(i) of Registrant's Post-Effective Amendment
No. 25, 7/10/95, and incorporated herein by reference.

  (7)       (i)         General Distributor's Agreement dated 10/13/92: Filed
with Registrant's Post-Effective Amendment No. 17, 2/26/93, and refiled pursuant to Item 102 of Regulation S-T with Registrant's Post-Effective Amendment No. 23, 4/28/95, and incorporated herein by reference.

                  (ii)        Form of Oppenheimer Funds Distributor, Inc. Dealer
Agreement: Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850),
9/30/94, and incorporated herein by reference.

                  (iii)       Form of Oppenheimer Funds Distributor, Inc. Broker
Agreement: Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850),
9/30/94, and incorporated herein by reference.

                  (iv)        Form of Oppenheimer Funds Distributor, Inc. Agency
Agreement: Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850),
9/30/94, and incorporated herein by reference.

          (v) Broker Agreement between Oppenheimer Funds Distributor, Inc. and Newbridge Securities, Inc. dated 10/1/86: Filed with Post-
Effective Amendment No. 25 to the Registration Statement of Oppenheimer Growth Fund (Reg. No. 2-45272), 11/1/86, and refiled with Post-Effective Amendment No. 45 to the Registration Statement of Oppenheimer Growth Fund (Reg. No. 2-45272), 8/22/94, pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

        (8)       Not applicable.

        (9) Custody Agreement dated 11/12/92, between the Registrant and The Bank of New York: Filed with Registrant's Post-Effective Amendment No.
17, 2/26/93, and refiled with Post-Effective Amendment No. 23, 4/28/95 pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

        (10) (i) Service Plan and Agreement under Rule 12b-1 of the Investment Company Act of 1940 for Class A shares of Oppenheimer
Investment Grade Bond Fund dated 6/22/93: Filed with Registrant's Post-Effective Amendment No. 19, 3/1/94, and incorporated herein by reference.

           (ii) Distribution and Service Plan and Agreement under Rule 12b-1 of the Investment Company Act of 1940 for Class B shares of
Oppenheimer Investment Grade Bond Fund dated 7/10/95: Filed with
Registrant's Post-Effective Amendment No. 25, 7/10/95, and incorporated herein by reference.

           (iii) Distribution and Service Plan and Agreement under Rule 12b-1 of the Investment Company Act of 1940 for Class C shares of
Oppenheimer Bond Fund dated 7/10/95: Filed with Registrant's Post-
Effective Amendment No. 25, 7/10/95, and incorporated herein by reference.

        (11) Opinion and Consent of Counsel dated 2/11/91: Incorporated herein by reference to Registrant's Rule 24f-2 Notice filed on 2/19/91.

        (12) Tax Opinion Relating to the Reorganization: Draft Opinion filed herewith.

        (13)      Not applicable.

        (14)      (i)         Consent of Deloitte & Touche LLP:  Filed herewith.
                  (ii)        Consent of Arthur Andersen LLP: Filed herewith.

        (15)      Not applicable.

        (16) Powers of Attorney and Certified Board Resolution: Filed herewith (Bridget A. Macaskill) and previously filed (all other Trustees) with Registrant's Post-Effective Amendment No. 19, 3/1/94, and incorporated herein by reference.

        (17)      Declaration of Registrant under Rule 24f-2:  Filed herewith.

Item 17.          Undertakings

        (1)       Not applicable.

        (2)       Not applicable.

                                                       SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver and State of Colorado on the 9th day of February, 1996.

                                        OPPENHEIMER INTEGRITY FUNDS

                                          By: /s/ James C. Swain*
                                          ----------------------------------
                                          James C. Swain, Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on the dates indicated:

Signatures                          Title                 Date


/s/ James C. Swain*              Chairman of the
------------------               Board of Trustees    February 9, 1996
James C. Swain

/s/ Jon S. Fossel*               Trustee              February 9, 1996
--------------------
Jon S. Fossel

/s/ George C. Bowen*               Chief Financial
-------------------                 and Accounting       February 9, 1996
George C. Bowen                     Officer

/s/ Robert G. Avis*                 Trustee               February 9, 1996
------------------
Robert G. Avis

/s/ William A. Baker*               Trustee               February 9, 1996
--------------------
William A. Baker

/s/ Charles Conrad, Jr.*            Trustee               February 9, 1996
-----------------------
Charles Conrad, Jr.

/s/ Raymond J. Kalinowski*          Trustee               February 9, 1996
-------------------------
Raymond J. Kalinowski

/s/ C. Howard Kast*                 Trustee               February 9, 1996
------------------
C. Howard Kast

/s/ Robert M. Kirchner*             Trustee               February 9, 1996
----------------------
Robert M. Kirchner

/s/ Bridget A. Macaskill*         President
-----------------------          and Trustee             February 9, 1996
Bridget A. Macaskill


/s/ Ned M. Steel*                  Trustee               February 9, 1996
----------------
Ned M. Steel


*By: /s/ Robert G. Zack
--------------------------------
Robert G. Zack, Attorney-in-Fact

                                               OPPENHEIMER INTEGRITY FUNDS

                                                      EXHIBIT INDEX



Exhibit               Description
-------               -----------

16(12)                Tax Opinion (Draft) Relating to the Reorganization

16(14)(i)             Consent of Deloitte & Touche LLP

16(14)(ii)            Consent of Arthur Andersen LLP

16(16)                Power of Attorney - Bridget A. Macaskill

16(17)                Declaration of Registrant under Rule 24f-2

MERGE\285ptc2